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08002927

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bolsa de Mercadorias & Futuros - BM&F S.A.

*CURRENT ADDRESS Praca Antonio Prado, 48
01010-901, Sao Paulo
Brazil

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 02 2008
THOMSON REUTERS

FILE NO. 82- 35205 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: MR

DAT : 5/30/08

BYLAWS OF THE BRAZILIAN MERCANTILE & FUTURES EXCHANGE-BM&F SA

(Free translation of the original in Portuguese approved by the Extraordinary Shareholders' Meeting of September 26, 2007, as amended by the Extraordinary Shareholders' Meeting of February 26, 2008)

Page

CHAPTER I
NAME, REGISTERED OFFICE, CORPORATE PURPOSES AND TERM

Article 1. The Brazilian Mercantile & Futures Exchange-BM&F SA ("BM&F" or "Corporation") is a publicly-held company which is authorized by the Brazilian Securities & Exchange Commission ("CVM") to run organized securities markets, under the governance of these Bylaws and the provisions set forth in all applicable legal and regulatory provisions.

Article 2. The registered office of the Corporation is in the City of São Paulo, State of São Paulo, Brazil. By resolution of its Executive Board, BM&F may also open branches and subsidiaries and set up offices or facilities at any other location in Brazil or abroad.

Article 3. The Corporation's purposes are:

I. To register, clear and settle by physical delivery and cash settlement the trades executed in its auction systems and/or registered in any of its trading or registration systems by means of an in-house department or an organization created for that purpose;

II. To organize, provide the functioning of, and develop free and open markets for the trading of any kind of securities and/or contracts, for prompt and future delivery, that are based on or have as underlying assets financial instruments, indices, indicators, rates, commodities, foreign currencies, energy, transportation, climate and environmental commodities, as well any other securities or rights directly or indirectly linked to such assets;

III. To maintain standardization, grading/classification, analysis, price quotation, statistics, education, professional training, study, publication, information, library and application software services covering the topics of interest to both BM&F and the participants in the markets it manages;

IV. To render fungible and non-fungible custody services for commodities and securities, and for any other physical commodities or financial assets;

V. To hold an equity interest as a partner or a shareholder in other companies or organizations, subject to the provisions set forth in current regulations; and

VI. To undertake other activities related to the business conducted by BM&F, in order to achieve in a broad sense its corporate purposes.

Paragraph 1. Within the scope of the powers and duties with which it is vested by Law No. 6,385/1976 and current regulations, BM&F shall:

I. Authorize, by issuing access rights for trading, registration and clearing systems ("Access Rights"), individuals and legal entities to perform transactions for their own account or for the account of third parties in the auction and/or trading systems operated by the Corporation, and/or to register, clear and settle the transactions carried out in its systems and/or registered in its trading, registration, clearing and settlement systems, whether or not such individuals and legal entities are the Corporation's shareholders, but

provided they (a) meet current legal and regulatory requirements, as well as the requirements set forth herein and in the Access Rules for the markets operated by BM&F ("Access Rules") and (b) have their application for admission approved by the Board of Directors;

II. Enact rules and regulations in order to preserve equitable business and trading principles and high ethical standards for the persons who act directly or indirectly thereat, as well as regulate trading and solve operational issues that are of interest to the participants in the markets it operates;

III. Regulate the activity of Access Rights holders and of the other participants in the markets it operates;

IV. Establish mechanisms and rules and regulations to ensure the participants in the markets it manages of the fulfillment of all obligations which are assumed as the result of the transactions executed and/or registered in any of its trading, registration, clearing and settlement systems;

V. Monitor trades executed in its auction systems and/or registered in any of its trading, registration, clearing and settlement systems, as well as all other transactions under BM&F regulation;

VI. Monitor Asset Right holders whenever they act as clients and/or render intermediation services for the transactions executed in its auction systems and/or registered in any of its trading, registration, clearing and settlement systems, as well as for all other transactions under BM&F regulation; and

VII. Apply penalties to violators of legal, regulatory and operating rules whose compliance must be supervised by BM&F.

Paragraph 2. BM&F may also provide registration, clearing, physical delivery and cash settlement for the transactions executed at other exchanges, markets, or trading systems by means of an in-house department or an organization created for that purpose.

Paragraph 3. As a means to fulfill its corporate purposes, BM&F may provide Asset Right holders with technical, market, administrative and managerial support, as well as educational, promotional and publishing activities related to its corporate purposes and the markets it manages, besides rendering market development services.

Article 4. The Corporation is established for an indefinite period of time.

CHAPTER II
CAPITAL STOCK, SHARES AND SHAREHOLDERS

Article 5. The subscribed and paid-in capital stock is one billion ten million seven hundred eighty-five thousand eight hundred Brazilian *reais* (R$1,010,785,800.00), divided into one billion ten million seven hundred eighty-five thousand eight hundred (1,010,785,800) common shares without par value.

Sole paragraph. The capital shall at all times be exclusively divided into common shares. The issuance of preferred stock is not permitted.

Article 6. By resolution of its Board of Directors, the Corporation is authorized to increase its capital stock up to one billion and one hundred million (1,100,000,000) common shares, regardless of any amendments hereto.

Paragraph 1. In the event referred to in this article, the Board of Directors shall define the issuance price and the number of shares to be issued, as well as the time frame and conditions for the corresponding payment.

Paragraph 2. Subject to the limitation on the authorized capital, the Board of Directors may decide to issue subscription bonuses.

Paragraph 3. Subject to the limitation on the authorized capital and in conformity with the plans adopted in a Shareholders' Meeting, the Board of Directors may grant a call option or a subscription right to the Corporation's managers and employees, as well as to managers and employees of other organizations under direct or indirect control of the Corporation, without extending preemptive rights to shareholders.

Paragraph 4. At the discretion of the Board of Directors, the period for the exercise of any preemptive rights may be excluded or reduced when issuing shares, convertible debentures and subscription bonuses through a stock exchange sale or a public offer, or even through an exchange for shares in a tender offer, pursuant to law.

Article 7. Any shareholder's delay in paying in subscribed capital shall impose an interest charge of one percent (1%) per month, monetary adjustment and a ten percent (10%) fine calculated on the value of the corresponding obligation, without prejudice to other applicable legal sanctions.

Article 8. All shares issued by the Corporation shall be in book entry form and they shall be maintained in a deposit account held at a CVM-authorized financial institution on behalf of their respective holders.

Sole paragraph. Shareholders may be directly charged by the registrar for the transfer and registration cost, as well as for the cost of the share registration service, as defined in the corresponding agreement.

Article 9. Each common share shall be entitled to one vote at any Shareholders' Meeting. No single shareholder or Group of Shareholders is entitled to vote with more than seven point five percent (7.5%) of the total number of common shares into which the Corporation's capital stock is divided, subject to the provisions of articles 15, paragraph 1, and 71, item IV, hereof.

Paragraph 1. For the purposes hereof, a Group of Shareholders shall be defined as two or more shareholders in the following situations:

I. The shareholders are parties to a voting agreement;

II. One shareholder, either directly or indirectly, is a shareholder or a company that controls the other shareholder(s);

III. The shareholders are directly or indirectly controlled by the same person or group of persons, whether shareholders or not;

IV. The shareholders are associated companies, pursuant to the definitions in article 243, paragraph 1, of Law No. 6,404/1976; or

V. The shareholders form a company, association, foundation, cooperative entity, trust, fund or investment portfolio, group of rights, or any other forms of organization or enterprise: (i) with the same managers; or (ii) whose managers form an organization which is either directly or indirectly controlled by the same person or group of persons, whether shareholders or not; or (iii) whose actions represent the same interest even when their managers are not the same.

Paragraph 2. In the case of investment funds with the same manager, only those funds whose decisions concerning the exercise of voting rights at a Shareholders' Meeting are under the responsibility of said manager on a discretionary basis, pursuant to their respective regulations, shall be considered part of a Group of Shareholders.

Paragraph 3. In the case of a shareholders' agreement dealing with voting rights, all of its signatories shall be considered part of a Group of Shareholders for the purposes of the application of the limitation provided in this article to the maximum percentage of the vote.

Paragraph 4. The Chairperson of a Shareholders' Meeting shall diligently enforce the rules provided in this article and report the number of votes which may be exercised by each attending shareholder or Group of Shareholders.

Article 10. Each shareholder or Group of Shareholders shall disclose, by sending a notice to the Corporation containing the information referred to in article 12 of CVM Instruction No. 358/2002, (a) the acquisition of shares which, added to the number of shares previously held, exceeds five percent (5%) of the Corporation's capital, or (b) after the above mentioned percentage is reached, the acquisition of an additional two and a half percent (2.5%), or multiples thereof, of the Corporation's capital.

Paragraph 1. In the event that the acquisition of shares results in a change, or has been made with the purpose to change the Corporation's ownership control or management structure, and in the event that said acquisition results in the obligation to launch a tender offer pursuant to the provisions set forth in Chapters VIII and IX hereof and to current legislation and regulations, the acquiring shareholder or Group of Shareholders shall also need to publish, in the major newspapers customarily used by the Corporation, a notice containing the information referred to in article 12 of CVM Instruction No. 358/2002.

Paragraph 2. The obligations provided in this article also apply to the holders of convertible debentures, subscription bonuses and call options securing the acquisition of shares to their holders in the proportions provided herein.

Paragraph 3. The shareholders or Groups of Shareholders shall also publish a notice, in the manner provided in this article, disclosing the sale or extinction of shares and other securities referred to in the preceding paragraph whenever their equity interests decrease by five percent (5%) of the total number of shares issued by the Corporation, or whenever their equity interests reach five percent (5%) of the capital stock.

Paragraph 4. Breach of the provisions set forth in this article shall subject violator(s) to the penalties provided in article 11 hereof.

Paragraph 5. Upon receipt of the notices provided in this article, the Investor Relations Officer shall forward them to the CVM and the stock exchanges where the securities issued by the Corporation are traded.

Article 11. The Shareholders' Meeting may suspend the exercise of rights, including voting rights, of the shareholder or Group of Shareholders who fails to meet any legal or regulatory obligations or any obligations hereunder.

Paragraph 1. Shareholders representing at least five percent (5%) of the capital stock may call the Shareholders' Meeting provided in this article whenever the Board of Directors fails to call a meeting within eight (8) days after a request from the shareholders, by specifying the unfulfilled obligation and the name of the noncompliant shareholder or Group of Shareholders.

Paragraph 2. The shareholder or Group of Shareholders whose rights are under deliberation at the Shareholders' Meeting shall be precluded from voting in said meeting.

Paragraph 3. The Shareholders' Meeting that approves suspension of a shareholder's rights shall also establish, among other details, the degree and term of the suspension. Supervision and information rights, which are both guaranteed by law, cannot be suspended.

Paragraph 4. The suspension of rights shall cease as soon as the obligation is fulfilled.

CHAPTER III
SHAREHOLDERS' MEETINGS

Article 12. Shareholders' Meetings shall have their powers and duties provided by law and they shall be held annually during the first four months subsequent to the ending of the fiscal year, in order to resolve the items referred to in article 132 of Law No. 6,404/1976. Extraordinary Shareholders' Meetings shall also be held whenever the Corporation's interests so require.

Paragraph 1. Shareholders' Meetings have the power to resolve upon all Corporation-related business, and to make any decisions deemed necessary for the Corporation's interests, with due regard to the autonomy of the self-regulatory structure provided in Chapter VI hereof.

Paragraph 2. The Extraordinary Shareholders' Meeting and the Annual Shareholders' Meeting may be convened and held together at the same place, on the same date and time, and have their proceedings recorded in the same minutes.

Paragraph 3. The Shareholders' Meeting shall be convened by the Board of Directors by resolution of the majority of its members or in response to the events referred to herein and in the sole paragraph of article 123 of Law No. 6,404/1976.

Paragraph 4. The documents related to the business to be transacted at a Shareholders' Meeting shall be made available to the shareholders, at the Corporation's registered office, on the date of publication of the first notice of the meeting, except for the events which require that the documents remain at their disposal for a longer period, pursuant to current legislation or regulations.

Article 13. Except as otherwise provided by law, the presence of shareholders representing not less than one-fourth (1/4) of the capital stock shall constitute a quorum on first call at each Shareholders' Meeting. Any such meeting shall be held on second call with any number of attending shareholders.

Paragraph 1. The presence of shareholders representing not less than two-thirds (2/3) of the capital stock shall constitute a quorum on first call at an Extraordinary Shareholders' Meeting convened to transact any amendment hereto. Said Extraordinary Shareholders' Meeting may be held on second call with any number of attending shareholders.

Paragraph 2. In order to attend a meeting, shareholders shall submit, no later than forty eight (48) hours before such meeting, their respective ID document and, as the case may be: (i) a supporting document issued by the registrar within the five (5) days preceding the meeting; (ii) a duly executed proxy statement; and/or (iii) in regard to shareholders who participate in the fungible custody service for nominative shares, a statement containing their corresponding equity interest issued by the proper custodian.

Article 14. Shareholders' Meetings shall be presided over by the Chairperson of the Board, or in his or her absence or inability by the Vice Chairperson of the Board, or in his or her absence by a shareholder chosen at the meeting.

Sole paragraph. The Chairperson of each Shareholders' Meeting shall choose a secretary for the meeting.

Article 15. Except as otherwise provided by law and subject to the provisions set forth in articles 9 and 74, paragraph 3, hereof, the resolutions of each Shareholders' Meeting shall be adopted by majority vote of the attending shareholders. Blank ballots shall not be counted.

Paragraph 1. The resolution of a Shareholders' Meeting concerning the amendment or exclusion of the provisions set forth in article 70 hereof, which limits the shareholders' right in the Tender Offer referred to therein, shall be adopted by the absolute majority vote of the attending shareholders, each shareholder counting only one vote, regardless of said shareholder's equity interest.

Paragraph 2. A Shareholders' Meeting may only resolve items of the agenda previously defined in its corresponding notice. General business items not included in the relevant agenda cannot be resolved at a Shareholders' Meeting.

Paragraph 3. The proceedings and resolutions of a Shareholders' Meeting shall be entered in the minutes of such meeting, which shall be signed by the presiding participants and attending shareholders.

Article 16. In addition to the powers and duties provided by law or these Bylaws, the Shareholders' Meeting shall also:

I. Elect and remove the members of the Board of Directors and the members of the Supervisory Board, if in operation;

II. Determine the annual aggregate compensation of the Board Directors and the Executive Board, and of the Supervisory Board, if in operation;

III. Review management accounts and examine, discuss and vote on the annual financial statements;

IV. Deliberate on the proposal submitted by the management for the distribution of the annual profits and dividend;

V. Approve stock option or subscription grant plans for managers and employees, as well as for managers and employees of other companies under direct or indirect control of the Corporation;

VI. Deliberate on the proposal for the Corporation's delisting from the "Novo Mercado" segment of the São Paulo Stock Exchange ("BOVESPA");

VII. Resolve on the proposal for the Corporation's deregistration with the CVM; and

VIII. In the event of deregistration or delisting, select a specialized company from among the companies indicated by the Board of Directors to prepare an appraisal report of the Corporation's shares, as provided in Chapter IX hereof.

CHAPTER IV
MANAGEMENT

SECTION I – PROVISIONS APPLICABLE TO ALL MANAGEMENT BODIES

Article 17. The Corporation shall be managed by the Board of Directors and the Executive Board.

Sole paragraph. The Directors and Officers shall take office within thirty (30) days after their respective elections by signing the tenure recorded in the corporate books and the compliance commitment agreement ("Statement of Consent from Managers") referred to in

the Novo Mercado Listing Rules, and they shall hold office until their successors take office.

Article 18. The Shareholders' Meeting shall determine the aggregate amount of compensation payable to the members of the Board of Directors and the Executive Board specifying the portion to be designated to each board.

Paragraph 1. Subject to the amount defined by the Shareholders' Meeting, as provided in this article, the Board of Directors shall determine the compensation payable to the Chief Executive Officer, who shall then fix the individual compensation of each Officer.

Paragraph 2. The Shareholders' Meeting may also set up a profit sharing plan for the Directors and Officers.

Paragraph 3. The Directors and Officers shall only be entitled to participate in a profit sharing plan, as provided in the preceding paragraph, related to the fiscal years where shareholders are granted the mandatory dividend referred to in article 202 of Law No. 6,404/1976.

SECTION II – BOARD OF DIRECTORS

Subsection I – Composition

Article 19. The Board of Directors shall consist of not less than seven (7) and no more than eleven (11) Directors elected at the Shareholders' Meeting, who shall also be shareholders.

Paragraph 1. In addition to meeting legal and regulatory requirements, only candidates who also meet the following conditions shall be eligible for the Board Directors, except when they are otherwise discharged from these conditions by the Shareholders' Meeting:

I. Be over twenty-five (25) years of age;

II. Have a spotless reputation and knowledge and experience in the operation of the markets operated by BM&F;

III. Not be a spouse, a companion, or a first or second-degree relative of a person holding a management position or of anyone who has an employment relationship with BM&F; and

IV. Not hold a position in a company that might be considered a BM&F competitor and not hold nor represent a conflict of interest with BM&F. A conflict of interest with BM&F will be presumed if a Director: (a) is elected by a shareholder and has also been elected as a member of the board of directors of a competing company; and (b) has a subordinate relationship with the shareholder who elected him/her.

Paragraph 2. The Board of Directors shall include a majority of independent members ("Independent Directors") who, in addition to fulfilling all legal and regulatory

requirements and the provisions set forth in paragraph 1 of this article, shall also meet the following requirements:

I. Not to have held, during the twelve (12) months before taking office, a relationship: (i) with BM&F or its controlled companies and, as the case may be, with its direct or indirect controlling shareholders or with a company subject to said shareholders, joint direct or indirect control; (ii) with any of BM&F's managers, its controlled companies' or, as the case may be, with its controlling companies' managers; (iii) with holders of Access Rights; (iv) with shareholders or Groups of Shareholders holding more than ten percent (10%) of the BM&F voting capital; and

II. Not to hold more than one percent (1%) of BM&F's capital stock.

Paragraph 3. In addition to the requirements set forth in the preceding paragraph, at least twenty percent (20%) of the Board Directors shall also meet the requirements established for independent members in the Novo Mercado Listing Rules. Board members who are elected under the provisions set forth in paragraphs 4 and 5 of article 141 of Law No. 6,404/1976 shall also be considered Independent Directors.

Paragraph 4. In addition to the requirements set forth in the preceding paragraphs, the Board of Directors cannot include more than one member related to the same holder of an Access Right or to the same entity or economic and financial conglomerate or group.

Paragraph 5. For the purposes of this article, a person shall be deemed related if he/she:

I. Has an employment relation or a relation created by a professional service agreement, or participates in any management, consulting, supervisory or deliberative body;

II. Holds a direct or indirect stake in the voting or total capital stock of ten percent (10%) or more; and

III. Is a spouse, a companion, or a first or second-degree relative.

Paragraph 6. For the purposes of the provisions set forth in this article, a person shall not be deemed related if he/she participates in any management or supervisory body as an independent member.

Subsection II – Nomination and Compensation Committee

Article 20. The Board of Directors shall constitute on a permanent basis the Nomination and Compensation Committee, which shall consist of the Chairperson of the Board, the Chief Executive Officer and five (5) other Directors, three (3) of whom shall be Independent Directors.

Paragraph 1. The Nomination and Compensation Committee shall have the authority to:

I. Select and nominate the persons who, as the case may be, subject to legal requirements and those provided herein, are eligible by the Shareholders' Meeting or the Board of Directors as members of the Board of Directors, the Self-Regulation Board, the Audit Committee and the Regulatory Committee; and

II. Submit to the Shareholders' Meeting and the Board of Directors, as the case may be, instructions and guidelines to be followed when determining compensation and other benefits to BM&F managers and members of the Self-Regulation Board, the Audit Committee and the Regulatory Committee.

Paragraph 2. The Chief Executive Officer shall not vote at the Nomination and Compensation Committee meetings.

Subsection III – Election

Article 21. Except as otherwise provided in article 22, candidates must be included on slates in order to be elected to the Board of Directors.

Paragraph 1. In the election referred to in this article, only the following slates shall be eligible:

I. Those nominated by the Nomination and Compensation Committee; or

II. Those nominated by any shareholder or a Group of Shareholders as provided in paragraph 3 of this article.

Paragraph 2. On the date a Shareholders' Meeting is called to elect members to the Board of Directors, the Nomination and Compensation Committee shall make available at the BM&F registered office a statement, which must be signed by each one of the candidates included on the slate nominated by the committee, containing: (i) the candidates' complete identification; (ii) a full description of their professional experience, which must also include all former professional activities and their professional and academic qualifications; (iii) type of professional relationship with BM&F sought by the candidates; and (iv) information on disciplinary actions or legal proceedings where the candidates have been found guilty, even if still subject to appeal.

Paragraph 3. At least five (5) days before the date of a Shareholders' Meeting, the shareholders or set of shareholders who wish to submit a new slate to run for election to the Board of Directors shall deliver to the Nomination and Compensation Committee statements signed by each one of their indicated candidates containing the information referred to in the preceding paragraph. The Nomination and Compensation Committee shall then disclose it by means of BM&F's Website and by sending a notice to the CVM and to all stock exchanges where the Corporation's securities are admitted for trading, informing that the documents related to the eligible slates are available to shareholders at the Corporation's registered office.

Paragraph 4. The same person may take part in one or more slates, including the slate nominated by the Nomination and Compensation Committee.

Paragraph 5. Each shareholder can only vote for a single slate, and the cast votes shall be counted subject to the limitations provided in article 9 hereof. The candidates on the slate which receives the greatest number of votes at a Shareholders' Meeting shall be elected.

Article 22. In the election of members to the Board of Directors, shareholders representing no less than five percent (5%) of the capital stock may request the adoption of the multiple vote process, provided they do so not less than forty eight (48) hours prior to the date of the Shareholders' Meeting.

Paragraph 1. Immediately after receiving such request, the Corporation shall disclose it by means of BM&F's Website and by sending a notice to the CVM and to all stock exchanges where the Corporation's securities are admitted for trading, informing that the election shall be held through a multiple vote process.

Paragraph 2. Once the meeting is convened, the presiding participants shall, on the basis of the signatures contained in the Attendance Book, calculate the number of votes applicable to each shareholder or Group of Shareholders; provided that, subject to the limitation referred to in article 9 hereof, the number of Directors to be elected shall be multiplied by the number of shares that does not exceed the limit of seven point five percent (7.5%) of all shares issued by the Corporation.

Paragraph 3. The following shall be candidates to the Board of Directors in the election referred to in this article: (i) those included on the slate nominated in the manner provided in paragraph 1 of article 21 hereof; and (ii) other candidates that may be nominated by any other attending shareholder; provided that the statements signed by such candidates containing the information referred to in paragraph 2 of article 21 hereof are submitted to the meeting.

Paragraph 4. Each shareholder or Group of Shareholders shall be entitled to concentrate the votes to which such shareholder or Group of Shareholders is entitled under paragraph 2 of this article on a single candidate, or split them among several candidates, and the candidates who receive most votes shall be elected.

Paragraph 5. Positions that are not filled due to a tie shall be subject to a new vote through the same process, and the number of votes to which each shareholder or Group of Shareholders is entitled shall be adjusted in accordance with the number of positions to be filled.

Paragraph 6. Whenever an election follows the multiple vote process, removal of any Director in a Shareholders' Meeting shall result in the removal of all other Directors and a new election shall be held; in all other cases of vacancy, the first Shareholders' Meeting shall elect all members to the Board of Directors.

Paragraph 7. In the event that the Corporation becomes controlled by a shareholder or a controlling group, as defined in article 116 of Law No. 6,404/1976, shareholders representing ten percent (10%) of the capital stock may require, in the manner provided in

paragraphs 4 and 5 of article 141 of Law No. 6,404/1976, that the election of one of the members to the Board of Directors be held separately, in which case the provisions set forth in article 21 hereof shall not apply.

Subsection IV – Term of Office

Article 23. Directors shall have a unified term of office of two (2) years. Reelection for successive terms of office is permitted.

Paragraph 1. Directors who unjustifiably miss three (3) consecutive meetings of the Board or any five (5) meetings in a given year shall be removed from the Board.

Paragraph 2. Any Director who no longer meets the requirements set forth in article 19 hereof, either as a result of a subsequent event or due to a fact unknown at the time of their election, shall be immediately replaced.

Paragraph 3. The term of office of a Director who resigns shall terminate when the resignation is presented to the Board of Directors.

Paragraph 4. Subject to the provisions of paragraph 6 of article 22 hereof, upon a vacancy in the Board of Directors, a substitute Director shall be nominated by the Nomination and Compensation Committee and elected by the other Directors to hold office until the next Shareholders' Meeting, when a new Director shall be elected to complete the term of office of the substituted Director. In the event of multiple vacancies constituting a majority of Board positions, a Shareholders' Meeting shall be held no later than fifteen (15) days subsequent to the date said vacancies occurred, in order to elect the successors, who shall then complete the terms of office of the substituted Directors.

Subsection V – Chairperson and Vice Chairperson of the Board

Article 24. The Board of Directors shall elect a Chairperson and a Vice Chairperson from among its members, and their election shall be held at the first Board meeting after the Directors take office.

Sole paragraph. The Chief Executive Officer cannot be elected for the positions of Chairperson and Vice Chairperson, even when he or she is also a Board member.

Article 25. In addition to other powers and duties provided by law and by these Bylaws, the Chairperson of the Board of Directors shall also:

I. Hold and preside over the Shareholders' Meetings and the Board meetings; and

II. Convene and preside over the Advisory Board meetings.

Article 26. The Vice Chairperson of the Board shall replace the Chairperson in case of a permanent vacancy or temporary impediment.

Paragraph 1. In case of a temporary impediment of the Vice Chairperson, the Chairperson shall appoint a substitute Vice Chairperson from among the other Board members, subject to the provisions of the sole paragraph of article 24 hereof.

Paragraph 2. In case of a permanent vacancy of the Vice Chairperson, the Board of Directors shall appoint from among its members a Director to fill the position, subject to the provisions of the sole paragraph of article 24 hereof.

Subsection VI – Meetings

Article 27. The Board of Directors shall meet on a regular basis once a month and on a special basis whenever called by its Chairperson or by two-thirds (2/3) of its members.

Paragraph 1. Meetings shall be called by written notice containing the time, date and place of the meeting, as well as a short description of the agenda, which must be sent to each Director at least three (3) business days before the date of the meeting.

Paragraph 2. The meetings of the Board of Directors may be held by telephone, videoconference, or by any other means of communication which allow for the identification of the member and his or her/her simultaneous communication with all other persons attending the meeting.

Paragraph 3. Irrespective of the formalities provided herein, a meeting shall be deemed regular when it is attended by all members of the Board of Directors, either in person or in the manner provided in the preceding paragraph.

Paragraph 4. In the event that the Chief Executive Officer is not a member of the Board of Directors, he or she shall be called to attend the meetings of the Board, in order to participate in the discussions and give opinions.

Article 28. Board meetings shall be held with the attendance of not less than half of the Directors and shall deliberate by a simple majority vote of the attending members.

Paragraph 1. The resolutions adopted by the Board of Directors shall be entered in the minutes of its meetings.

Paragraph 2. A Board Director shall not have access to information or participate in meetings where any of the agenda items has or represents a conflict of interest of such member with an interest of the Corporation.

Subsection VII – Powers and Duties

Article 29. In addition to other powers and duties provided by law, by these Bylaws, or by the Access Rules, the Board of Directors shall also:

I. Define the Corporation's general business guidelines and monitor their enforcement;

II. Convene Shareholders' Meetings;

III. Approve the Access Rules as well as the other regulatory, operating and settlement rules that shall govern and define the trades executed with the securities and contracts admitted to be traded at BM&F and/or registered in any of its trading, registration, clearing and settlement systems;

IV. Approve the creation of an internal body, the incorporation of a company, or the retention of third parties to provide registration, clearing and settlement services in relation to the trades executed on the markets referred to in item II of article 3 hereof;

V. Approve the rules and regulations of the Clearinghouses and their respective amendments;

VI. Elect and remove the Chief Executive Officer and the other Officers, subject to the provisions of article 30 hereof, and approve the Executive Board Charter;

VII. Oversee the activities of the Chief Executive Officer and the other Officers, and at any time review the Corporation's books and papers and request information concerning agreements executed or to be executed and any further actions;

VIII. Elect and remove the members of the Self-Regulation Committee and the Self-Regulation Officer; as provided by these Bylaws and current regulations, and determine their compensation;

IX. Appoint from among its members the members of the Nomination and Compensation Committee and the other Committees established by the Board of Directors;

X. Approve the BM&F Market Participants' Ethics Code ("Ethics Code"), which shall contain rules of conduct required for good operation of BM&F and the maintenance of high ethical trading standards on the markets it manages, and elect the members of the Ethics Committee;

XI. Establish the penalties that may be applied in the event of any violation of rules whose compliance must be supervised by BM&F;

XII. Resolve on the granting of Access Rights;

XIII. Resolve on the suspension and cancellation of Access Rights, including in case of a change of control or a change of management of the Access Right holders, without prejudice to the possibilities of Access Rights' suspension and cancellation due to penalty applications by the Self-Regulation Committee;

XIV. Declare the total or partial suspension of BM&F trading activity or that of the markets it operates in the event that a situation of serious emergency arises that may affect the regular operation of market activities and the performance of one or more contracts, in which case the Board of Directors may determine an exceptional treatment for

the performance and/or settlement of such contracts, as well as the manner, quantity, deadline and price for their mandatory settlement;

XV. Create other consulting bodies, committees, work groups, or other forms of associations, in addition to the committees and other advisory bodies provided herein, for the purpose of assisting the Board of Directors in the exercise of its functions, and/or in the study, review and proposal of new trading methods and market segments, as well as the improvement of the existing ones;

XVI. Review and approve the rules for the creation and operation of BM&F Arbitration Panel;

XVII. Choose and remove independent auditors, subject to the provisions of item I of article 42 hereof;

XVIII. Submit the Management Report, the accounts of the Executive Board and the financial statements relating to each fiscal year with its opinion to the Shareholders' Meeting;

XIX. Approve the annual budgets and the annual and multi-annual business and investment plans, which shall be submitted separately for the BM&F self-regulatory activities and for the other Corporation activities, as defined in Chapter VI hereof,

XX. Review the reports prepared by the Self-Regulation Department and deliberate on the necessary measures to be taken based on the contents thereof;

XXI. Approve the annual report concerning risk control systems, as referred to in item III of article 38 hereof;

XXII. Judge the appeals referred to in these Bylaws and in other current regulations, and define their deadlines and effects;

XXIII. Deliberate about the acquisition by the Corporation of its own shares to be held in its treasury and/or for further cancellation or sale;

XXIV. Resolve on the participation by BM&F in other companies, as well as in charitable associations and organizations, subject to the participations resulting from the Corporation's financial investment policy and further subject to the provisions of item V of article 3 hereof;

XXV. Deliberate about the issuance of nonconvertible unsecured debentures;

XXVI. Authorize the Corporation to pledge collateral for third party obligations;

XXVII. Prepare a list with three companies specializing in the economic valuation of company stock, in order to prepare the Appraisal Report of the Corporation's shares in the event of deregistration and delisting, as provided in paragraphs 2 and 3 of article 74 hereof;

XXVIII. Approve the retention of a registrar for share registration services;

XXIX. Decide on the payment or credit to shareholders of interest on equity, pursuant to applicable legislation;

XXX. Approve the disposal or encumbrance of permanent asset items, the acquisition of permanent asset items, and the assumption of other financial commitments whenever the value of the assets disposed of, encumbered or purchased, or the value of the financial commitments assumed exceeds ten percent (10%) of the net annual income of the previous fiscal year;

XXXI. Approve borrowings and other forms of financing whenever, as a result of such borrowings or other forms of financing, the principal amount of all of the Corporation's outstanding borrowed and raised funds exceeds twenty percent (20%) of the net revenue of the previous fiscal year;

XXXII. Approve the creation of funds, to be formed by the contribution of Access Right holders, which shall be managed by BM&F, defining their composition and purposes, and regulating the events under which they shall be used and their corresponding procedures; and

XXXIII. Deliberate about the manner through which the funds which make up the "Guarantee Reserve for Trade Settlement," referred to in item II of paragraph 1 of article 65 hereof, shall be allocated to the funds and safeguards created by BM&F, also for the refund of losses resulting from transactions executed in the BM&F systems, regulating the events under which they shall be used and their corresponding procedures.

Paragraph 1. Decisions of the Board of Directors shall take the form of resolutions and shall be informed by the Chief Executive Officer to the market by means of Circular Letters, which shall be made available on the BM&F Website.

Paragraph 2. In the event of a serious emergency, the Chief Executive Officer may declare the measure referred to in item XIV of this article, in which case the Chief Executive Officer shall have to promptly notify his or her decision to the Board of Directors and the CVM.

Paragraph 3. An application for review of the resolutions referred to in item XII of this article must be submitted to the Shareholders' Meeting within thirty (30) days, and the Shareholders' Meeting shall make a final decision on the matter, subject to the provisions of current regulations.

Paragraph 4. Both election and removal of the Self-Regulation Officer shall only be resolved by the Independent Directors

Paragraph 5. The Access Rules and/or the other regulatory, operating and settlement rules to be approved by the Board of Directors, as provided in item III of this article, shall provide for and govern the following matters, among others:

I. The admission, suspension and exclusion from trading and/or registration of securities and contracts traded in BM&F's auction systems and/or in its trading, registration, clearing and settlement systems, as well as information to be provided in relation to suspended or excluded securities and contracts;

II. The conditions, rules and procedures for the issuance of Access Rights, and, insofar as CVM authorization has been obtained, the maximum number that may be issued for each Access Right category;

III. The rights, duties and responsibilities of holders per Access Right category, as well as the rules and criteria for their activities on the markets operated by BM&F;

IV. The obligation of Access Right holders to subject themselves to BM&F surveillance, and to provide the required clarification and information;

V. The requirements, conditions and obligations that have to be fulfilled by those interested in the grant of Access Rights, which may differ for each category;

VI. The means for the disclosure of information on persons who intend to become Access Right holders and the deadline and manner for objections to be expressed by other Access Right holders and shareholders against such persons;

VII. The need for the Board of Directors to approve the admission of those interested in the grant of Access Right, regardless of the fulfillment of applicable legal and regulatory requirements;

VIII. The application of the procedure set forth in the preceding item to the cases of change of control and/or appointment of new managers whenever the Access Right holder is a legal entity;

IX. The impossibility to trade Access Rights under any circumstances;

X. The obligation for Access Right holders and other persons who participate in the BM&F trading systems or its Clearinghouses, or use their services, to pay the fees, commissions and contributions due to BM&F;

XI. The types of collateral to be provided by Access Right holders to secure any debts they might have with BM&F and the other participants in the markets operated by BM&F, as well as the order of preference in the foreclosure of collateral and how it should be foreclosed;

XII. The events whereby Access Rights which have already been granted may be suspended or cancelled and the corresponding rules and procedures to be adopted;

XIII. The transactions to be admitted to be traded in BM&F's auction systems and/or in any of its trading, registration, clearing and settlement systems, as well as the structure of surveillance to which trades shall be submitted; and

XIV. The existence of the BM&F Arbitration Panel with jurisdiction to decide on an exclusive basis, subject to the provisions of articles 79 and 80 hereof, any litigation (i) arising from the activities of Access Right holders and other Clearinghouses participants in the markets operated by BM&F, as well as their relevant clients; or (ii) relating to the securities and/or contracts referred to in item II of article 3 hereof.

Paragraph 6. In order to define the amounts of the funds and safeguards referred to in items XXXII and XXXIII of this article, the Board of Directors shall take into consideration the risk analyses and reports submitted by BM&F.

SECTION III – EXECUTIVE BOARD

Article 30. The Executive Board shall consist of not less than twelve (12) and no more than twenty five (25) Officers, one of whom shall be the Chief Executive Officer and all of whom shall be elected and removed by the Board of Directors, for a term of office of two (2) years. Reelection for successive terms of office is permitted.

Paragraph 1. Only the persons who, in addition to meeting all legal and regulatory requirements, satisfy the conditions provided in items I and II of paragraph 1 of article 19 shall run for election to the position of Chief Executive Officer.

Paragraph 2. All of the Officers shall be recommended to the Board of Directors by the Chief Executive Officer. In the event that the Board of Directors does not approve the recommendations of the Chief Executive Officer, new names shall be submitted until they are approved by the Board of Directors.

Paragraph 3. The Chief Executive Officer shall determine the immediate removal of any Officer, until the Meeting of the Board of Directors where the matter shall be examined is held.

Paragraph 4. During their respective terms of office, the Chief Executive Officer and the other Officers shall not maintain any relationship, as defined in paragraph 5 of article 19 hereof, with Access Right holders or with shareholders or Groups of Shareholders holding ten percent (10%) or more of the BM&F voting capital.

Article 31. The Chief Executive Officer shall be replaced:

I. In the event of absence or impediment, by the Officer appointed by Chief Executive Officer;

II. In the event of absence for a period shorter than one hundred and twenty (120) days, by the Officer appointed by the Board of Directors in a meeting held especially for this purpose; or

III. In the event of vacancy or absence for a period equal to or longer than one hundred and twenty (120) days, the Board of Directors shall be called to elect a new Chief Executive Officer, pursuant to the provisions set forth herein.

Article 32. The other Officers shall be replaced:

I. In the event of impediment or absence for a period shorter than one hundred and twenty (120) days, by another Officer appointed by Chief Executive Officer; or

II. In the event of vacancy or absence for a period equal to or longer than one hundred and twenty (120) days, the Board of Directors shall be called to elect a new Officer, pursuant to the provisions set forth herein.

Article 33. The BM&F Executive Board shall consist of the Chief Executive Officer and the following Officers;

I. The Executive Officers, to be recommended by means of a proposition presented by the Chief Executive Officer and approved by the Board of Directors, which shall be in charge of the coordination of the activities of the other Officers submitted to them under the Executive Board Charter;

II. The Securities Clearinghouse Officer;

III. The Foreign Exchange Clearinghouse Officer;

IV. The Derivatives Clearinghouse Officer;

V. The Trading Officer;

VI. The Audit Officer;

VII. The Finance Officer; and

VIII. The Self-Regulation Officer.

Paragraph 1. Subject to the provisions of article 30 hereof, the Chief Executive Officer may present a proposition to the Board of Directors for the nomination of other Officers without a specific designation herein.

Paragraph 2. The Board of Directors shall, based on a proposition to be presented by the Chief Executive Officer, appoint one of the Officers to hold the position of Investor Relations Officer.

Paragraph 3. The provisions set forth in this Section do not apply to the Self-Regulation Officer, whose election, removal, powers and duties are governed by articles 60 and 61 hereof.

Paragraph 4. Without prejudice to the specific powers and duties provided herein, the Officers listed in this article and those to be nominated pursuant to paragraph 1 shall have their powers and duties set forth in the Executive Board Charter.

Paragraph 5. The Officers nominated pursuant to paragraph 1 of this article may report directly to the Chief Executive Officer or to one of the Officers, who shall be in charge of the organization, structuring and coordination of their activities.

Article 34. The Executive Board shall carry out the policies and determinations of the Board of Directors under the coordination of the Chief Executive Officer and, subject to the specific powers and duties provided herein or in the Executive Board Charter, to take all actions required for the regular operation of BM&F and the achievement of its corporate purposes.

Paragraph 1. The representation of BM&F as a plaintiff or defendant, in and out of court, shall be exercised by the Chief Executive Officer.

Paragraph 2. The Chief Executive Officer may authorize other Officers to represent BM&F in specific actions and transactions, as well as appoint attorneys-in-fact for BM&F by specifying the powers and duties granted them in the relevant powers-of-attorney.

Paragraph 3. Powers-of-attorney shall always be granted for a limited time period, which shall not exceed one (1) year, except for the powers-of-attorney for representation in court.

Article 35. In addition to other powers and duties provided by these Bylaws and the Executive Board Charter, the Chief Executive Officer shall also:

I. Coordinate and oversee the activities of the Executive Officers and the other Officers, directing BM&F business and determining the procedures to be followed;

II. Propose to the Board of Directors the nomination of the Officers he or she deems necessary, subject to the provisions of articles 30 and 33 hereof;

III. Submit to the Board of Directors the Executive Board Charter and the amendments thereto;

IV. Approve the BM&F organizational chart, hiring and directing its executive body, technical personnel, assistants and consultants he or she deems appropriate or necessary, defining their positions, tasks, compensation and determining their powers and duties, subject to the guidelines imposed by the budget approved by the Board of Directors;

V. Create the Market Committee, defining its composition, functions and responsibilities, in order to assist him or her in operational and regulatory matters related to the markets managed by BM&F and the contracts traded;

VI. Create the Risk Committee referred to in paragraph 3 of this article, nominating the BM&F Officers that shall be its members;

VII. Create the Advisory Committees, the Technical Committees for Standardization, Classification and Appeals, and other committees, work groups and consulting bodies, defining their composition, functions and responsibilities;

VIII. Submit to the Board of Directors:

(a) BM&F's annual or multi-annual budgets and business and investment plans related to its activities that are not included in the concept of self-regulation established in Chapter VI hereof; and

(b) The report and financial statements of each ended semester, as well as interim balance sheets and monthly income balance sheets;

IX. Define the fees, commissions and contributions and any other costs to be charged to Access Right holders and third parties for the services and benefits arising from BM&F's functional, operational, regulatory, supervisory and classification activities, and assure their full disclosure to the relevant parties;

X. Propose to the Board of Directors the regulatory, operational and settlement rules that shall govern and define the trades with securities and contracts admitted to be traded at BM&F and/or registered in any of its trading, registration, clearing and settlement systems;

XI. Subject to the provisions of item II of article 3 hereof and the rules approved by the Board of Directors, specify the securities and contracts that shall be admitted to be traded, registered, cleared and settled in the auction systems and/or in the systems operated by BM&F, as well as determine the suspension or the cancellation of the trading, registration, clearing and settlement of such securities and contracts;

XII. Whenever requested, provide CVM with information relating to the securities trades executed in BM&F's auction systems or registered in its trading, registration, clearing and settlement systems in the established period, manner and details, including the specification of the end clients;

XIII. Without prejudice to the activities carried out by the Self-Regulation Department, monitor in real time and supervise the trades executed in BM&F's auction systems and/or registered in any of its trading, registration, clearing and settlement systems;

XIV. Implement measures and adopt procedures to prevent transactions that may be characterized as infractions to legal and regulatory rules whose compliance must be supervised by BM&F;

XV. Determine on a cautionary basis, and without prejudice to the specific duties of the Self-Regulation Department, the suspension for no longer than ninety (90) days, which are extendable for the same period at the discretion of the Self-Regulation Officer, of the activities of Access Right holders in the events referred to in the Access Rules or in the other rules issued by the Board of Directors, or also in the event of an

apparent violation of the Ethics Code, by notifying CVM, the Central Bank of Brazil and the Self-Regulation Officer forthwith;

XVI. Prevent trades from being executed in BM&F's auction systems and in the trading, registration, clearing and settlement systems operated by BM&F where there is an evidence that such trades may be characterized as a violation of legal and regulatory rules whose compliance must be supervised by BM&F;

XVII. Cancel trades executed in BM&F's auction systems and/or registered in any of its trading, registration, clearing and settlement systems, provided they were not yet settled, as well as suspend their settlement in circumstances that may be characterized as a violation of legal and regulatory rules whose compliance must be supervised by BM&F;

XVIII. Define special procedures for any trades executed in BM&F's auction systems and/or registered in any of its trading, registration, clearing and settlement systems, as well as establish conditions for their settlement;

XIX. Promptly notify the Self-Regulation Officer about facts that may come to his or her knowledge that may be characterized as a violation of legal and regulatory rules whose compliance must be supervised by BM&F;

XX. Implement the penalties defined by the Self-Regulation Committee;

XXI. Inform the CVM immediately about the occurrence of events that affect, even on a temporary basis, the operation of the markets managed by BM&F;

XXII. Send to the CVM and the Self-Regulation Officer on a daily basis, by the subsequent day: (a) a report on the transactions that were subject to an auction or cancelled; (b) a report on the balance of individual positions in the future delivery markets; and (c) a report on the daily turnover in BM&F's auction systems and/or in its trading and registration systems, identifying the holders of Access Rights and end clients;

XXIII. Exercise the other functions to which he or she is assigned by the Board of Directors; and

XXIV. Issue Circular Letters to disclose the resolutions taken by the Board of Directors and the Executive Board.

Paragraph 1. The decisions made by the General Officer in the exercise of its powers and duties referred to in items XV through XVIII of this article shall be subject to an appeal by any party concerned to the Board of Directors within fifteen (15) days from the date said party is given notice of the decision. The appeal referred to in this paragraph shall not suspend the effects of the decision.

Paragraph 2. The deadline and effects of the appeal referred to in paragraph 1 of this article, as well as all the other events where an appeal is admitted, shall be established by the Board of Directors.

Paragraph 3. When exercising his or her duties, the Chief Executive Officer shall act jointly with the other Officers, subject to the powers and duties assigned each one of them, as provided in articles 36 through 40 hereof and in the Executive Board Charter.

Paragraph 4. The Risk Committee referred to in item VI of this article shall consist of the Officers referred to in article 40 hereof and other BM&F Officers appointed by the Chief Executive Officer, and it shall provide the Chief Executive Officer and the other Officers with technical assistance in the conduction of their activities, and it shall:

I. Analyze and discuss the macroeconomic scenario and its effects in terms of risk on the BM&F markets;

II. Define the scenarios and parameters to be used in the calculation of margin requirements;

III. Define the scenarios and parameters to be used in the valuation of assets eligible to meet margin requirements;

IV. Establish collateral types and/or amounts for the trades executed in BM&F's auction systems and/or registered in any of its trading, registration, clearing and settlement systems, which shall also be imposed on open interest;

V. Propose the collateral management policy;

VI. Review the leverage level of the system;

VII. Suggest criteria, limits and parameters for the credit risk control of market participants;

VIII. Assess and propose suggestions for the improvement of the risk management systems; and

IX. Make other analyses that it deems necessary concerning the matters referred to in this article.

Article 36. The Clearinghouse Officers shall have the following powers and duties:

I. Coordinate the activities of their Clearinghouse departments and link their respective systems;

II. Coordinate the process of registration and authorization to use the systems of the corresponding Clearinghouse;

III. Monitor and coordinate the trade analysis and acceptance process;

IV. Monitor and coordinate the collateral call, reception and management process;

V. Monitor and coordinate the trade settlement process, taking all necessary measures to ensure that payments are made;

VI. Take all applicable measures in the event of a payment delay, resorting to the available mechanisms and safeguards;

VII. Decide all matters of interest to their respective Clearinghouses, except for those that must be decided by the Chief Executive Officer and those referred to in article 40 hereof;

VIII. Take all necessary steps to enforce the decisions of the Chief Executive Officer and those taken during the meeting referred to in item 40 hereof; and

IX. Perform other functions to which they are assigned by the Executive Board Charter or by the Board of Directors.

Article 37. The Trading Officer shall have the following powers and duties:

I. Coordinate the auctions systems, including floor trading and electronic trading; and

II. Perform other functions to which he or she is assigned by the Executive Board Charter or by the Board of Directors.

Article 38. The Audit Officer shall have the following powers and duties:

I. Audit the BM&F control and internal audit systems, evaluating their effectiveness;

II. Verify the regularity of the procedures adopted in the preparation of the BM&F reports and annual and semiannual financial statements;

III. Prepare the annual report on the BM&F risk control systems and submit said report to the Audit Committee and the Board of Directors for review; and

IV. Perform other functions to which he or she is assigned by the Executive Board Charter or by the Board of Directors.

Sole paragraph. Whenever requested or deemed necessary and subject to the powers and duties of each body, the Audit Officer shall submit reports and information concerning the activities he or she carries out to the Board of Directors, the Audit Committee, the Self-Regulation Committee and the Self-Regulation Officer.

Article 39. The Financial Officer shall have the following powers and duties:

I. Prepare, jointly with the Chief Executive Officer, BM&F's annual or multi-annual budgets and business and investment plans related to the activities that are not included in the concept of self-regulation established in Chapter VI hereof;

II. Be accountable for the control of the execution of the budgets referred to in item I of this article;

III. Manage and invest the BM&F financial resources and submit a report to the Chief Executive Officer and the Board of Directors;

IV. Manage the Corporation's accounting, financial planning and fiscal/tax planning areas; and

V. Perform other functions to which he or she is assigned by the Executive Board Charter or by the Board of Directors.

Article 40. Without prejudice to the specific powers and duties of the Chief Executive Officer and the other Officers, the decisions referred to in paragraph 1 of this article shall be made in a meeting for which the following Officers shall be called: the Chief Executive Officer, the Clearinghouse Officers and Trading Officer.

Paragraph 1. The following matters shall be included for deliberation in the meeting referred to in this article:

I. Declaration of default of a participant in any of the Clearinghouses, and determination of the appropriate measures to be taken in accordance with applicable regulations;

II. Establishment of operational, credit and risk limits for direct or indirect Clearinghouse participants acting individually or in concert, subject to the specific procedures of each Clearinghouse;

III. Definition of the procedures applicable to all Clearinghouses, as well as the procedures for their linkage with trading environments and the linkage of their risk management and collateral systems; and

IV. Determination for Access Right holders and their clients of the total or partial settlement of open interest in one or more markets.

Paragraph 2. The meeting referred to in this article shall be held whenever called by the Chief Executive Officer and its resolutions shall be adopted by the majority vote of the attending Officers. The Chief Executive Officer shall have the casting vote.

SECTION IV – SUPPORTING MANAGEMENT BODIES

Subsection I – Audit Committee

Article 41. The Audit Committee shall consist of not less than three (3) members, of whom at least two-thirds (2/3) shall be independent members, as defined in paragraph 2 of this article.

Paragraph 1. The members of the Audit Committee shall be nominated by the Nomination and Compensation Committee and elected by the Board of Directors.

Paragraph 2. The independent members of the Audit Committee shall meet the following requirements:

I. Have a knowledge of auditing, compliance, accounting, taxation and alike and/or experience in these activities;

II. Not be a member of the BM&F Board of Directors or Executive Board;

III. Not be a BM&F shareholder or a spouse or partner of a BM&F shareholder;

IV. Not be a member, a controlling shareholder, a manager or an employee of a BM&F shareholder; and

V. Fulfill the requirements set forth in paragraphs 1 and 2 of article 19 hereof.

Paragraph 3. The members of the Audit Committee shall be paid a compensation, to be proposed by the Nomination and Compensation Committee and approved by the Board of Directors, which shall be compatible with their responsibilities, the time devoted to their tasks, their skills and professional reputation, and to the market value of their services.

Paragraph 4. The members of the Audit Committee shall have a term of office of three (3) years, and they shall be eligible for continuance for successive terms of office.

Paragraph 5. One-third (1/3) of the members of the Audit Committee shall be elected each year.

Paragraph 6. During the course of their terms of office, the members of the Audit Committee can only be replaced in the following events:

I. Death or resignation;

II. Unjustified absence at three (3) consecutive meetings or at any six (6) meetings within the same year; or

III. Well-founded decision of the Board of Directors, as approved by the qualified quorum of seven (7) Directors, of whom at least three (3) shall meet the requirements set forth in paragraph 2 of article 19 hereof.

Paragraph 7. In the event of a vacancy in the Audit Committee, the substitute Director shall be elected by the Board of Directors following a recommendation by the Nomination and Compensation Committee and shall complete the term of office of the substituted Director.

Article 42. The Audit Committee reports to the Board of Directors and, in addition to other matters to be provided in the Access Rules, it shall also have the following powers and duties:

I. Recommend the independent auditors and the replacement of independent auditors to the Board of Directors and ratify the choice made;

II. Monitor the results of BM&F's internal audit and propose any actions required for its improvement to the Board of Directors;

III. Analyze BM&F's management report and financial statements and make the recommendations it deems necessary to the Board of Directors;

IV. Review at least on a quarterly basis the periodic financial statements prepared by BM&F;

V. Assess the effectiveness and the sufficiency of the BM&F internal control structure and internal and independent audit processes, submit recommendations for the improvement of policies, practices and procedures it deems necessary;

VI. Advise the Board of Directors about BM&F's annual risk control system report;

VII. Opine on the proposals which the management bodies shall submit to the Shareholders' Meeting, involving changes in the capital stock, issuance of debentures or subscription bonuses, capital budgets, dividend distribution, change of legal form, acquisition, merger, or spin-off; and

VIII. Opine on matters submitted to it by the Chief Executive Officer or the Board of Directors, as well as on those it deems relevant.

Sole paragraph. At the end of each semester, the Audit Committee shall prepare a report containing at least:

I. The activities conducted during the period;

II. The analysis of the effectiveness of the BM&F control structures;

III. The review of the recommendations presented to the Board of Directors and the evidence of their implementation;

IV. The evaluation of the effectiveness of the independent and internal audits; and

V. The quality evaluation of the financial reports corresponding to the period.

Article 43. The Audit Committee shall elect from among its independent members a Committee Coordinator who shall be in charge of representing, organizing and coordinating the Committee activities.

Paragraph 1. The Audit Committee shall meet at least once every two months, or upon request of any of its members.

Paragraph 2. For the purpose of discussing specific matters, the Coordinator of the Audit Committee may request through the Chief Executive Officer the attendance of members of the Executive Board at these meetings.

Paragraph 3. The decisions and opinions of the Audit Committee shall be approved by the majority vote of its members, and the Coordinator shall have the casting vote.

Paragraph 4. The decisions and opinions of the Audit Committee shall be entered in the minutes of its meetings.

Paragraph 5. The Audit Committee shall approve by the majority vote of its members an Internal Charter governing its operation.

Paragraph 6. In order to perform its functions, the Audit Committee shall have access to the information and administrative structure it deems necessary, as well as the means to retain an independent advisor.

Subsection II – Regulatory Committee

Article 44. The Regulatory Committee shall consist of not less than three (3) members, of whom at least two-thirds (2/3) shall be independent members, as defined in paragraph 2 of this article.

Paragraph 1. The members of the Regulatory Committee shall be nominated by the Nomination and Compensation Committee and elected by the Board of Directors.

Paragraph 2. The independent members of the Regulatory Committee shall meet the following requirements:

I. Have a knowledge of rulemaking and surveillance in the financial, capital and derivatives markets;

II. Not be a member of the BM&F Board of Directors or Executive Board; and

III. Fulfill the requirements set forth in paragraphs 1 and 2 of article 19 hereof.

Paragraph 3. The members of the Regulatory Committee shall be paid a compensation, to be proposed by the Nomination and Compensation Committee and approved by the Board of Directors, which shall be compatible with their responsibilities, the time devoted

to their tasks, their skills and professional reputation, and to the market value of their services.

Paragraph 4. The members of the Regulatory Committee shall have a term of office of three (3) years, and they shall be eligible for continuance for successive terms of office.

Paragraph 5. One-third (1/3) of the members of the Regulatory Committee shall be elected each year.

Paragraph 6. During the course of their terms of office, the members of the Regulatory Committee can only be replaced in the following events:

I. Death or resignation;

II. Unjustified absence at three (3) consecutive meetings or at any six (6) meetings within the same year; or

III. Well-founded decision of the Board of Directors and approved by the qualified quorum of two-thirds (2/3) of its members.

Paragraph 7. In the event of a vacancy in the Regulatory Committee, the substitute Director, who shall complete the term of office of the substituted Director, shall be elected by the Board of Directors following a recommendation by the Nomination and Compensation Committee.

Article 45. The purposes of the Regulatory Committee are:

I. Whenever requested, to analyze and issue an opinion on the changes, proposed or implemented by the Legislative Branch or by regulatory agencies, through laws or regulations applicable to BM&F activities;

II. Whenever requested, to propose to the Board of Directors or the Chief Executive Officer the adoption of measures aimed at enhancing the exercise of rulemaking activities by BM&F and the content of the rules issued by BM&F;

III. To analyze, discuss and issue opinions, whenever required, on specific matters or on the policies and guidelines which the Board of Directors or the Chief Executive Officer intend to adopt in the exercise of their market rulemaking activities and those of the BM&F managed systems; and

IV. Whenever requested, to propose changes to existing regulations, procedures and further rules issued by BM&F, as well as the creation of new rules.

Article 46. The Regulatory Committee shall elect from among its independent members a Committee Coordinator who shall be in charge of representing, organizing and coordinating the Committee activities.

Paragraph 1. The Regulatory Committee shall meet at least once every two months, or upon request of any of its members.

Paragraph 2. For the purpose of discussing specific matters, the Coordinator of the Audit Committee may request the Chief Executive Officer to order the attendance of members of the Executive Board at these meetings.

Paragraph 3. The decisions and opinions of the Regulatory Committee shall be approved by the majority vote of its members. The Coordinator shall have the casting vote, and these decisions and opinions shall be entered in the minutes of its meetings.

Paragraph 4. The Regulatory Committee shall approve by the majority vote of its members an Internal Charter governing its operation.

Paragraph 5. In order to perform its functions, the Regulatory Committee shall have access to the information and administrative structure it deems necessary, as well as the means to retain an independent advisor.

Paragraph 6. At the end of each semester, the Regulatory Committee shall prepare a report containing a description of its activities during the period.

Subsection III – Other Consulting Bodies

Article 47. Subject to the provisions of this article, the Board of Directors shall provide for the creation and regulate the functioning, powers and duties of the Advisory Board and the International Advisory Board to assist the BM&F management in the exercise of its duties:

(a) The Advisory Board;
(b) The International Advisory Board;
(c) The Advisory Committees; and
(d) Technical Committees for Standardization, Classification and Appeals.

Paragraph 1. The Advisory Board shall consist of the Chairperson of the Board of Directors, the former BM&F Board Chairpersons and the Chief Executive Officer, as its natural participants, and of members appointed by the Board of Directors from among former chairpersons of other exchanges and persons of renowned capacity, achievements and spotless reputation on the domestic political and economic scene. Whenever consulted by the Board of Directors, the Advisory Board shall provide an opinion on non-operational matters.

Paragraph 2. The International Advisory Board shall consist of the Chairperson of the Board of Directors and the Chief Executive Officer, as its natural participants, and of members appointed by the Board of Directors from among persons of renowned capacity, achievements and spotless reputation on the international political and economic scene. Whenever consulted by the Board of Directors, the International Advisory Board shall issue its opinion about issues concerning the international role of BM&F and its markets.

Paragraph 3. For his participation in any and all consulting bodies provided by or referred to in these Bylaws, the Chief Executive Officer does not receive any compensation.

CHAPTER V
SUPERVISORY BOARD

Article 48. The Corporation shall have a Supervisory Board, consisting of three (3) to five (5) members and the same number of alternates, which shall operate on a non-permanent basis and shall only be installed by the Shareholders' Meeting upon request of shareholders representing the quorum required by law or the regulations issued by the CVM.

Paragraph 1. The members of the Supervisory Board shall be elected by the Shareholders' Meeting which approves the installation thereof and their terms of office shall always end at the Annual Shareholders' Meeting to be held subsequently to their election.

Paragraph 2. In the event that the Corporation becomes controlled by a shareholder or a controlling group, as defined in article 116 of Law No. 6,404/1976, the election of members to the Supervisory Board shall be subject to the provisions of paragraph 4 of article 161 of Law No. 6,404/1976.

Paragraph 3. The members of the Supervisory Board shall take office by signing the tenure recorded in the minutes of its meetings and the compliance commitment agreement ("Statement of Consent from Supervisory Board Members"), referred to in the Novo Mercado Listing Rules.

Article 49. The Supervisory Board shall have the powers and duties to which it is assigned by Law No. 6,404/1976.

Article 50. In the event of absence or impediment, the members of the Supervisory Board they shall be replaced by their alternates.

Sole paragraph. In the event of vacancy in the position of a Supervisory Board member, his/her alternate shall hold office. In the event that there is no alternate, a Shareholders' Meeting shall be called to elect a member to complete the remaining term of office.

Article 51. The members of the Supervisory Board shall be paid a compensation, to be established by the Shareholders' Meeting, which for each member shall not be lower than ten percent (10%) of the average compensation paid to each Officer, not counting benefits, expense accounts and profit sharing arrangements.

CHAPTER VI
SELF-REGULATION

Article 52. The Self-Regulation Board, the Self-Regulation Department and the Self-Regulation Officer are the bodies of the Corporation in charge of monitoring and

supervising: (i) the trades executed in BM&F's auctions systems and/or registered in any of its trading, registration, clearing and settlement systems; (ii) Access Right holders; and (iii) the organizational and market surveillance activities conducted by the Corporation.

Paragraph 1. The bodies referred to in this article shall, as provided in the regulations issued by CVM, in these Bylaws, in the Access Rules and in the other rules issued by the Board o Directors, shall monitor ex officio or on notice by the Chief Executive Officer or third parties any possible occurrences of violations of the rules whose compliance must be supervised by BM&F, as well as any inequitable practices and other types of fraud and market manipulation, and impose the proper penalties on those who are liable for such behaviors.

Paragraph 2. The bodies referred to in this article shall have a wide access to the records and other documents related to the trades executed in BM&F's auctions systems and/or registered in any of its trading, registration, clearing and settlement systems, and to the activities of Access Right holders, in which case they shall rely on the Chief Executive Officer's duty of cooperation.

SECTION I – SELF-REGULATION BOARD

Article 53. The Self-Regulation Board shall consist of not less than three (3) members, all of whom shall be elected and removed by the Board of Directors, and not less than two-thirds (2/3) of whom shall be independent members, as defined in paragraph 2 of this article.

Paragraph 1. The Nomination and Compensation Committee shall submit to the Board of Directors the names of the persons who, upon satisfaction of the legal and regulatory requirements and those provided herein, shall run for election to the Self-Regulation Board.

Paragraph 2. Only the persons who, in addition to meeting the legal and regulatory requirements, satisfy the conditions provided in items I through IV of paragraph 1 of article 19 shall run for election to the Self-Regulation Board.

Paragraph 3. The independent members of the Self-Regulation Board shall meet the following requirements:

I. Not be a member of the BM&F Board of Directors or Executive Board;

II. Not be a BM&F shareholder or a spouse or partner of a BM&F shareholder;

III. Not be a member, a controlling shareholder, a manager or an employee of a BM&F shareholder; and

IV. Fulfill the requirements set forth in paragraphs 1 and 2 of article 19 hereof.

Paragraph 4. The members of the Self-Regulation Board shall receive compensation, to be proposed by the Nomination and Compensation Committee and approved by the Board of Directors, which shall be compatible with their responsibilities, the time devoted to their tasks, their skills and professional reputation, and to the market value of their service.

Paragraph 5. The members of the Self-Regulation Board shall have a term of office of three (3) years, and reelection is permitted.

Paragraph 6. One-third (1/3) of the members of the Self-Regulation Board shall be elected each year.

Paragraph 7. During the course of their terms of office, the members of the Self-Regulation Board can only be replaced in the following events:

I. Death or resignation;

II. Final conviction, or conviction not subject to an appeal under disciplinary proceedings brought by the CVM preventing the relevant member from being a member of the Self-Regulation Board; or

III. A decision made by the Board of Directors based on a well-founded and detailed proposition submitted by any member of the Board of Directors or the Self-Regulation Board.

Article 54. In addition to other powers and duties to be provided in the CVM regulations, in the Access Rules and in the other rules issued by BM&F, the Self-Regulation Board shall also:

I. Oversee the activities of the Self-Regulation Department, reviewing the effectiveness of the exercise of functions related to the surveillance of Access Right holders and other participants in the markets operated by BM&F in terms of compliance with regulatory, operational and settlement rules, submitting the recommendations it deems appropriate to the Self-Regulation Officer;

II. Judge administrative proceedings commenced, documented and conducted by the Self-Regulation Department to make findings about irregularities that may have occurred, inequitable practices and other types of fraud and market manipulation, and also decide on the sanctions to be applied, if any;

III. Require from the Chief Executive Officer the application of penalties as a result of the violation of rules whose compliance must be supervised by BM&F, and inform CVM thereof;

IV. Approve the regulations that shall govern the procedures to be observed in the commencement and conduction of administrative disciplinary proceedings and the execution of compliance agreements;

V. Approve the budget proposal and the annual and multi-annual business and investment plans related to BM&F's self-regulatory activities and submit them to the Board of Directors for review; and

VI. Approve the reports prepared by the Self-Regulation Officer to be forwarded to the CVM, as provided in current regulations; and

VII. Prepare a specific code of conduct for its members and other persons within the Self-Regulation Department which shall govern at least the following: (i) the rules related to the exercise of their duties, also providing for events of absence; (ii) the conditions under which securities may be held and traded in the auction systems and other trading systems operated by BM&F; and (iii) the procedures and sanctions, including suspension, applicable to disciplinary violations.

Paragraph 1. Where applicable, the Board of Directors shall explain the reasons for not approving budget proposals and annual and multi-annual business and investment plans submitted by the Self-Regulation Board under item V of this article.

Paragraph 2. All proceeds collected from fines and compliance agreements imposed or executed by the Self-Regulation Board shall be invested in BM&F's self-regulatory activities or in the indemnification of any damaged third parties.

Article 55. The Self-Regulation Board shall elect a Chairperson from among its independent members, and said Chairperson shall have the following powers and duties:

I. To organize and coordinate the Board's activities; and

II. Whenever necessary, to represent the Board before the CVM and other BM&F bodies;

Sole paragraph. The Chairperson of the Self-Regulation Board cannot hold the position of Self-Regulation Officer.

Article 56. The Self-Regulation Board shall meet on a regular basis once a month and on a special basis whenever called by its Chairperson upon request of any of its members.

Paragraph 1. The decisions and opinions of the Self-Regulation Board shall be approved by the majority vote of its members, and the Chairperson shall have the casting vote.

Paragraph 2. The decisions and opinions of the Self-Regulation Board shall be entered in the minutes of its meetings.

Paragraph 3. The Self-Regulation Board shall approve by the majority vote of its members an Internal Charter governing its operation.

SECTION II – SELF-REGULATION DEPARTMENT

Article 57. BM&F shall maintain a Self-Regulation Department which shall, subject to the powers and duties of the Self-Regulation Board, monitor and supervise the trades executed in its auction systems and/or registered in any of its trading, registration, clearing and settlement systems, as well as the Access Right holders. It shall also establish effective monitoring mechanisms and procedures of compliance with current legislation and regulations and the rules issued by BM&F, in order to identify any violations, abnormal trading conditions or behaviors that may jeopardize the regularity of operations, the transparency and the credibility of the markets operated by BM&F.

Paragraph 1. The Self-Regulation Department reports directly to the Self-Regulation Board and, whenever accounting for its activities in achieving the annual business plan, it shall report to the Board of Directors.

Paragraph 2. Except for the Self-Regulation Officer, members of the Board of Directors or the Executive Board, or the Corporation's employees and representatives holding any other positions at BM&F may not be members or perform any functions in the Self-Regulation Department.

Article 58. Without prejudice to other powers and duties provided in the regulations issued by CVM, the Access Rules and in the other rules issued by BM&F, the Self-Regulation Department shall:

I. Monitor compliance of Access Right holders to current legislation and the regulations and the rules issued by BM&F, in which case it may examine books, accounting records and other documents related to exchange activities;

II. Monitor trades executed in BM&F's auction systems and/or registered in any of its trading, registration, clearing and settlement systems, in order to detect behaviors that may be characterizes as violations of legal and regulatory rules whose compliance must be supervised by BM&F;

III. Commence, document, and conduct administrative disciplinary proceedings to make findings about the violation of rules whose compliance must be supervised by BM&F, as well as any inequitable practices and other types of fraud and market manipulation;

IV. Indicate deficiencies in the process of compliance with legal and regulatory rules verified in the operation of the auction systems and the trading, registration, clearing and settlement systems operated by BM&F, even when they are due to the Corporation's fault, as well as in the activities of Access Right holders, and monitor the execution of programs and the measures adopted to solve them; and

V. Be informed of all complaints made about the operation of the auction systems and the trading, registration, clearing and settlement systems operated by BM&F, and monitor the progress to settle said complaints and the measures resulting from receipt thereof.

Sole paragraph. The Self-Regulation Department is entitled to require from the Access Right holders and the BM&F management bodies all the information, confidential or not, needed for the performance of its powers and duties.

SECTION III – SELF-REGULATION OFFICER

Article 59. The Self-Regulation Officer is responsible for the conduction and the direction of the activities of the Self-Regulation Department and in particular for:

I. Establishing the organizational structure of the Self-Regulation Department, hiring and directing its members, technical personnel, assistants and consultants deemed appropriate or necessary, defining positions, tasks and compensation policies, and determining their duties and powers, subject to the guidelines imposed by the budget approved by the Board of Directors;

II. Monitoring and coordinating the surveillance activities carried out by the Self-Regulation Department;

III. Submitting to the Self-Regulation Committee reports on administrative proceedings commenced and conducted by the Self-Regulation Department, and proposing penalties; and

IV. Submitting to the Self-Regulation Committee the budget proposal and the business and investment plans related to BM&F's self-regulatory activities.

Paragraph 1. The Self-Regulation Officer is responsible for providing the CVM, in the form and within the time frame established, with all information concerning the exercise of BM&F's self-regulatory activities that may be required under the regulations the CVM issues.

Paragraph 2. Only the persons who, in addition to meeting the legal and regulatory requirements, satisfy the conditions provided in items I and II of paragraph 1 of article 19 shall run for election to the position of Self-Regulation Officer.

Article 60. The Self-Regulation Officer shall prepare on an annual basis the following documents to be submitted to the Self-Regulation Committee for approval and then forwarded to the Board of Directors and the CVM:

I. A report rendering account of the activities carried out by the Self-Regulation Department, specifying the core persons in charge of each activity, as well as the measures adopted or recommended as a result of such activities; and

II. A report containing the budget proposal for the next fiscal year.

Sole paragraph. The report referred to in item I of this article shall be audited by an independent auditor registered with the CVM.

Article 61. After hearing the Nomination and Compensation Committee, the Self-Regulation Officer shall be elected by the Independent Directors from among the independent members of the Self-Regulation Board, as defined in paragraph 2 of article 53 hereof.

Paragraph 1. The Self-Regulation Officer has a fixed term of office of three (3) years, and reelection is permitted.

Paragraph 2. During the course of his or her term of office, the Self-Regulation Officer can only be removed in the following events:

I. Death or resignation;

II. Final conviction, or conviction not subject to an appeal under disciplinary proceedings brought by CVM preventing the Self-Regulation Officer from holding his or her position; or

III. A decision made by the Independent Directors based on a well- founded and detailed proposition submitted by any member of the Board of Directors or the Self-Regulation Board.

Paragraph 3. In the event that the Self-Regulation Officer is removed, the Board of Directors shall promptly resolve on his or her term of office as a member of the Self-Regulation Committee and choose, albeit on a provisional basis, a substitute Self-Regulation Officer from among the independent members of the Self-Regulation Committee.

Paragraph 4. No later than five (5) days after the Self-Regulation Officer is removed, a detailed report containing the detailed justifications considered by the Board of Directors in its decision, including an analysis of the performance of the Self-Regulation Department during the term of office of the removed Self-Regulation Officer, shall be forwarded to the CVM.

CHAPTER VII
FINANCIAL STATEMENTS AND PROFIT DISTRIBUTION

Article 62. The fiscal year of the Corporation shall last one (1) calendar year and end on the last day of December of each year.

Article 63. At the end of each fiscal year, the Executive Board shall prepare the financial statements of the Corporation, which shall be subject to the laws and regulations applicable to publicly-held companies and the accounting principles generally accepted in Brazil, and be audited by an independent auditor registered with the CVM.

Paragraph 1. The management bodies of the Corporation shall submit to the Shareholders' Meeting the fiscal year's financial statements together with a proposition for the allocation of the net profits, subject to the provisions hereof and of Law No. 6,404/1976.

Paragraph 2. In addition to annual financial statements, BM&F shall also prepare interim financial statements on 30 June of each year and monthly balance sheets.

Article 64. Prior to any profit distribution, any accrued losses and income tax provisions shall be offset against the fiscal year's income.

Sole paragraph. After the deductions referred to in this article are made, the Shareholders' Meeting may allocate a share of up to ten percent (10%) of the remaining profits, subject to the limitations provided by Law No. 6,404/1976 and herein, as management compensation.

Article 65. From the fiscal year's net income calculated after the deductions referred to in the preceding article are made, five percent (5%) shall be set aside as legal reserve until such reserve equals twenty percent (20%) of the capital stock.

Paragraph 1. After the legal reserve is formed, the remaining net income, adjusted in the manner provided in article 202 of Law No. 6,404/1976, shall be distributed in the following order:

I. Twenty five percent (25%) shall be set aside to pay the mandatory dividend to shareholders; and

II. Subject to the provisions of paragraph 3 of this article, the remaining net income shall be allocated to the reserve required hereunder in order to make up the funds and safeguard mechanisms needed for the proper development of BM&F's activities, ensuring the proper settlement and the refund of losses resulting from intermediation of trades executed in BM&F's auction systems and/or registered in any of its trading, registration, clearing and settlement systems and from custody services ("Guarantee Reserve for Trade Settlement").

Paragraph 2. The total amount earmarked as the reserve referred to in item II of the preceding paragraph shall not exceed the capital stock.

Paragraph 3. In the event that the Board of Directors considers that the amount of the Guarantee Reserve for Trade Settlement is already sufficient to fulfill its purposes, it may:

I. Present a proposition to the Shareholders' Meeting whereby a percentage of the net income lower than the value defined in item II of paragraph 1 of this article be earmarked to form said reserve in a given fiscal year; and

II. Present a proposition whereby a portion of the funds that make up said reserve reverts back to the Corporation for distribution to the shareholders.

Paragraph 4. As provided in item XXXIII of article 29 hereof, and subject to the provisions of item II of paragraph 1 of this article, the Board of Directors shall regulate the events whereby the funds that make up the Guarantee Reserve for Trade Settlement may be used, as well as the procedures to be adopted.

Paragraph 5. The aggregate amount earmarked as legal reserves and as the reserve referred in item II of paragraph 1 shall not exceed the capital stock.

Paragraph 6. Subject to the earmarking referred to in paragraph 1 of this article, the Shareholders' Meeting may resolve to retain a portion of a fiscal year's net profit provided in a capital budget previously approved at a Shareholders' Meeting, in accordance with article 196 of Law No. 6,404/1976, and the remainder shall be distributed to the shareholders as a supplemental dividend.

Paragraph 7. The dividend referred to in item I of paragraph 1 of this article shall not be mandatory in fiscal years for which the Board of Directors reports to the Annual Shareholders' Meeting that said dividend is not compatible with the financial situation of the Corporation. If in operation, the Supervisory Board shall provide an opinion on this report, and the management shall submit to CVM, within five (5) days from the Shareholders' Meeting, an explanatory statement for the report presented to the Meeting.

Paragraph 8. As provided in the preceding paragraph, net income that is not distributed shall be recorded as a special reserve and, if they are not absorbed by losses in subsequent fiscal years, they shall be paid as a dividend as soon as the financial situation of the Corporation so permits.

Article 66. By resolution of the Board of Directors, the Corporation may:

I. Pay dividends based on net income recorded in its semiannual balance sheets;

II. Prepare balance sheets for time periods shorter than a semester and pay dividends based on net income recorded therein, provided the total dividend amount paid in each semester of the fiscal year do not exceed the amount of capital reserves referred to in paragraph 1 of article 182 of Law No. 6,404/1976;

III. Pay interim dividends out of the retained earnings or profits reserve account outstanding in the latest annual or semiannual balance sheets; and

IV. Credit or pay interest on equity to shareholders. The amount of said interest may be assigned to the dividend distribution of the Corporation and incorporated into the corresponding reserves for all legal purposes.

Article 67. Dividends that are not received or claimed within three (3) years from the date on which they are made available to a shareholder shall be forfeited and revert back to the Corporation.

CHAPTER VIII
SHAREHOLDING LIMITATION

Article 68. Without prejudice to the other provisions hereof, the Corporation, through a work group coordinated by the Investor Relations Officer, shall monitor changes in equity holding, in order to prevent and, where applicable, report, in accordance with paragraph 1

below, violations hereof and of applicable laws and regulations, as well as present a proposition to the Shareholders' Meeting concerning the application of the penalties referred to in article 11 hereof.

Paragraph 1. In the event that the Investor Relations Officer detects at any time any violation of any of the limitations on the maximum number of shares a single shareholder or Group of Shareholders is entitled to hold, the Investor Relations Officer shall immediately report such situation to: (i) the Chairperson of the Board of Directors; (ii) the Chief Executive Officer; and (iii) the CVM.

Paragraph 2. The Investor Relations Officer may require shareholders or Groups of Shareholders to report their direct and/or indirect ownership control, as well as the breakdown of their direct and/or indirect controlling block and, where applicable, the legal or *de facto* corporate or company group of which they are members.

Article 69. Any shareholder or Group of Shareholders ("Purchasing Shareholder") intending to acquire or become a holder of (i) a direct or indirect stake equal to or higher than fifteen percent (15%) of the total shares in the Corporation, or (ii) other rights, including usufruct and trust, to shares in the Corporation representing more than fifteen percent (15%) of its capital, must obtain prior consent from the CVM, as provided in the CVM regulations.

Sole paragraph. A Purchasing Shareholder shall provide the Investor Relations Officer with a copy of the application submitted to the CVM on the same date as that on which the receipt of said application is registered, and the Investor Relations Officer shall reveal the existence of said application to the market in the manner provided in CVM Instruction No. 358/2002.

Article 70. After the consent referred to in the preceding paragraph is obtained, the Purchasing Shareholder shall, within fifteen (15) days from the date of consent by the CVM, register or apply for registration of, as the case may be, a Tender Offer for the total number shares issued by the Corporation and held by the other shareholders, subject to the provisions of Law No. 6,404/1976, the regulations issued by the CVM and the stock exchanges where the securities issued by the Corporation are admitted to be traded, and the rules set forth herein.

Paragraph 1. The Tender Offer referred to in this article shall not exclude a competing public offering from applying for consent, subject to applicable regulations.

Paragraph 2. The Purchasing Shareholder shall meet any CVM requests or requirements within the time periods provided in applicable regulations.

Paragraph 3. The Tender Offer referred to in this article shall be subject to the following principles and procedures, in addition to other principles and procedures expressly set forth in CVM Instruction No. 361/2002, where applicable:

I. It must be addressed indistinctively to all shareholders of the Corporation;

II. It must be carried out through an auction held on a stock exchange;

III. It must be carried out in such a way as to secure equitable treatment to the addressees, allow them to count on an adequate information on the Corporation and the bidder, and provide them with the elements required for making a pondered and independent decision concerning acceptance of the Tender Offer;

IV. It must be irrevocable after publication of the corresponding notice, in accordance with CVM Instruction No. 361/2002; and

V. It must be paid in cash in domestic currency, against acquisition of the shares in the Corporation.

Paragraph 4. In the event that the Purchasing Shareholder does not meet the provisions referred to in this Chapter, including in relation to: (i) application for prior consent from the CVM; or (ii) compliance with deadlines to launch the Tender Offer or request its registration with the CVM, as the case may be, or to satisfy any requests or requirements made by the CVM, the Board of Directors of the Corporation shall call a Extraordinary Shareholders' Meeting where the concerned shareholder or Group of Shareholders shall not be permitted to vote in order to deliberate about the suspension of the exercise of its shareholder rights, as provided in article 11 hereof, without prejudice to any liabilities of the Purchasing Shareholder for losses and damages caused to the other shareholders a result of noncompliance with the provisions set forth in this Chapter.

Paragraph 5. The provisions set forth in article 254-A of Law No. 6,404/1976 and in Chapter IX hereof do not exempt the Purchasing Shareholder from complying with the obligations referred to in this article, subject to the provisions of articles 77 and 78 hereof.

Paragraph 6. The provisions of this article do not apply to the events where a person or a Group of Shareholders becomes the holder of shares in excess of fifteen percent (15%) of all shares issued by the Corporation as a result of legal succession or any other form of involuntary acquisition of shares, subject to the condition that said shareholder or Group of Shareholders shall dispose of the exceeding shares within sixty (60) days from the relevant event.

Paragraph 7. For the purposes of calculating the amount of fifteen percent (15%) of all shares issued by the Corporation, an involuntary percentage increase in capital stock ownership resulting from cancellation of shares held in treasury shall not be taken into account.

Article 71. The Board of Directors shall meet within 10 (ten) days from the date a tender offer notice is announced to the market for the acquisition of all shares in the Corporation, in order to review the terms and conditions of said offer, subject further to the following provisions:

I. The Board of Directors may retain a specialized external company to assist it in the analysis of the convenience and timing of the offer;

II. The Board of Directors shall provide the shareholders with a justified understanding of the convenience and timing of the offer and whether the offer is in line with the general interests of the shareholders and the economic segment in which the Corporation operates;

III. In the event that the Board of Directors realizes, based on the fiduciary liability of its members, that the offer is convenient and timely, and also that acceptance thereof by the majority vote of the shareholders of the Corporation is in line with the general interests of the shareholders and the economic segment in which the Corporation operates, the Board of Directors shall call Extraordinary Shareholders' Meeting, to be held within twenty (20) days, to deliberate about revoking the limitation on the number of votes referred to in article 9 hereof, and such revocation shall be contingent on, after the offer, the Purchasing Shareholder becoming the holder of not less than two-thirds (2/3) of all shares issued by the Corporation, excluding shares held in treasury;

IV. The limitation on the number of votes provided in article 9 hereof shall not prevail in the Extraordinary Shareholders' Meeting referred to in item III above solely when said Meeting is called on the initiative of the Board of Directors; and

V. In the event that current legislation or regulations and the provisions set forth herein do not require the tender offer referred to in this article to be held, said offer may be contingent on the minimum acceptance provided in the final part of item III above and the approval of the revocation of the limitation on the number of votes referred in article 9 hereof at the Extraordinary Shareholders' Meeting.

CHAPTER IX
CHANGE OF CONTROL, DEREGISTRATION AND DELISTING

Article 72. A change of control of the Corporation through a single transaction or through successive transactions shall be conditioned to the launching of a tender offer by the purchaser for the acquisition of the shares held by the other shareholders of the Corporation, subject to the conditions and deadlines provided in current legislation and in the Novo Mercado Listing Rules, in order to afford the other shareholders the same treatment as the one granted to the selling controlling shareholder.

Paragraph 1. The tender offer referred to in this article shall also be required:

I. In the event of a significant assignment of rights to purchase shares and other instruments, or rights related to convertible securities resulting in the change of control of the Corporation; and

II. In the event of change of control of a company which controls the Corporation, in which case the selling controlling shareholder shall have to disclose to BOVESPA the proportional respective valuation, providing proof of that value.

Paragraph 2. The Corporation shall not register any transfer of shares to the purchaser of control or those who may hold said control until such time as they sign the compliance

commitment agreement ("Statement of Consent from Controlling Shareholders") provided in the Novo Mercado Listing Rules.

Paragraph 3. The Corporation shall not register a shareholders' agreement dealing with the exercise of control until such time as its signatories sign the compliance commitment agreement referred to in the preceding paragraph.

Paragraph 4. Following any transaction for the change of ownership control of the Corporation, the purchaser, whenever necessary, shall take all appropriate measures to rebuild, within six (6) months of the change of control, the minimum free float required under the Novo Mercado Listing Rules.

Article 73. A person who already owns shares in the Corporation and acquires its control as a result of a purchase agreement entered into with the controlling shareholders involving any number of shares shall:

I. Launch the tender offer referred to in article 71 hereof; and

II. Reimburse shareholders who acquired shares in the six (6) months preceding the date of acquisition of the control of the Corporation, paying them the difference between the price paid to the selling controlling shareholder and the exchange-traded price paid for shares issued by the Corporation in that period duly updated.

Article 74. In the event that the shareholders at the Shareholders' Meeting approve:

I. Deregistration of the Corporation, then the Corporation, or the controlling shareholder(s) or Group of Shareholders of the Corporation shall launch a tender offer for the acquisition of the shares belonging to the other shareholders for not less than their economic value, to be determined pursuant to a valuation report prepared pursuant to paragraphs 2, 3 and 4 of this article, subject to applicable laws and regulations; or

II. Delisting from the Novo Mercado segment, so that their shares are listed outside of the Novo Mercado segment, or as a result of a corporate restructuring whose resulting company is not admitted to be traded on the Novo Mercado segment, then the controlling shareholder or Group of Shareholders of the Corporation shall launch a tender offer for the acquisition of the shares belonging to the other shareholders for not less than their economic value, to be determined pursuant to a valuation report prepared pursuant to paragraphs 2, 3 and 4 of this article, subject to applicable laws and regulations.

Paragraph 1. For the purposes of this article, the minimum bid price at the tender offers shall be equal to the economic value determined pursuant to a valuation report, except if the adoption of a higher price is required herein or in current laws and regulations.

Paragraph 2. The valuation report referred to in this article shall be prepared by a specialized institution or company with evidenced experience and independent from the Corporation's decisory bodies, its management and/or controlling shareholders, and the corresponding report shall also meet the requirements of paragraph 1 of article 8 of Law

No. 6,404/1976 and provide the responsibility referred to in paragraph 6 of the same article of Law No. 6,404/1976.

Paragraph 3. The election of a specialized institution or company in charge of determining the economic value of the Corporation from a triple list submitted by the Board of Directors is under the exclusive power of the Shareholders' Meeting. The relevant resolution shall be adopted by the absolute majority vote of shareholders holding all outstanding shares of the Corporation attending the Shareholders' Meeting. Blank ballots shall not be counted. In the event the Meeting referred to in this paragraph is held on first call, it shall count on the attendance of shareholders representing not less than twenty percent (20%) of the outstanding shares. In the event said Meeting is held on second call, it may be count on the attendance of any number of attending shareholders.

Paragraph 4. The costs for the preparation of the valuation report required for the tender offer referred to in this article shall be borne in full by the offeror.

Article 75. In the event that the Corporation is under a dispersed control, as defined in the Novo Mercado Listing Rules, or it is not possible to identify a controlling shareholder or group of controlling shareholders, whenever the following is approved at a Shareholders' Meeting:

I. Deregistration of the Corporation, then the Corporation shall launch a tender offer by means of which it shall only acquire the shares held by shareholders who have voted for deregistration at the Shareholders' Meeting after it purchases the shares belonging to the other shareholders who have not voted for deregistration but have accepted the tender offer; or

II. Delisting from the Novo Mercado segment, either for listing outside of the Novo Mercado segment or as a result of a corporate restructuring, as provided in item II of article 74 hereof, then the shareholders who have voted for the relevant resolution at the Shareholders Meeting shall launch a tender offer for the acquisition of the shares belonging to the other shareholders of the Corporation.

Article 76. In the event that the Corporation is under a dispersed control, or it is not possible to identify a controlling shareholder or group of controlling shareholders, and the Corporation is delisted from the Novo Mercado segment as a result of a violation of any of the obligations provided in the Novo Mercado Listing Rules, the following rules shall apply:

I. In the event that the violation results from a resolution adopted at a Shareholders' Meeting, the tender offer shall be conducted by the shareholders who have voted in favor of the resolution that caused the violation; and

II. In the event that the violation results from an act or a fact of the management, the Corporation shall launch a tender offer to all shareholders for deregistration purposes. In the event that the Shareholders' Meeting decides to maintain

the registration, the tender offer shall be conducted by the shareholders who have voted in favor of such resolution.

Article 77. A single tender offer may include one or more purposes referred to in Chapter VIII hereof and in this Chapter IX, in the Novo Mercado Listing Rules, in Law No. 6,404/1976, or in the CVM regulations, provided it is possible to make the procedures of all tender offer types compatible, provided further that there is no detriment to the addressees and that the CVM's consent is obtained whenever required by applicable legislation.

Article 78. The Corporation or the shareholders responsible for the tender offer referred to herein, in the Novo Mercado Listing Rules, in the corporate law, or in the CVM regulations may ensure said tender offer is conducted through any shareholder, a third party and, as the case may be, the Corporation itself. The Corporation or the shareholders, as the case may be, are not exempt from the obligation to launch the tender offer until it is completed pursuant to applicable rules.

Sole paragraph. Notwithstanding the provisions of articles 70, 77 and 78 hereof, the provisions of the Novo Mercado Listing Rules shall prevail in the event that the tender offers referred to herein cause any damage to the addressees' rights.

CHAPTER X
ARBITRATION

Article 79. The Corporation, its shareholders, its management and the members of the Supervisory Board shall settle by arbitration, to be conducted by BOVESPA's Market Arbitration Chamber in accordance with Law No. 9,307/1996 and the Arbitration Rules of said Chamber, any and all disputes or controversies that may arise between said parties, in particular relating to or resulting from the application, validity, effectiveness, interpretation, violation and the effects thereof, involving the provisions set forth in the Novo Mercado Membership Agreement, the Novo Mercado Listing Rules, in these Bylaws, in the shareholders' agreements filed at the registered office of the Corporation, in Law No. 6,404/1976, in the rules issued by the National Monetary Council ("CMN"), the Central Bank of Brazil or CVM, in BOVESPA's regulations and in other rules applicable to the operations of the capital market in general, in the Arbitration Clauses and in the Arbitration Rules of the Market Arbitration Chamber.

Sole paragraph. Without prejudice to the validity of this arbitration clause, any of the parties to an arbitration may apply to the Courts in order to, whenever necessary, request an injunction for protection of rights, both after and before an arbitration has commenced, and as soon as any said injunction is granted, jurisdiction for a decision on merits shall be immediately returned to the arbitration panel that has been constituted or shall be constituted.

Article 80. The BM&F, its Access Right holders and the other direct and indirect participants of its Clearinghouses, as well as their relevant clients, shall resort to an arbitration by the BM&F Arbitration Panel, pursuant to Law No. 9,307/1996 and the

BM&F Arbitration Panel Rules, to settle their activities on the BM&F markets or in connection with the securities and/or contracts referred to in item II of article 3 hereof.

Paragraph 1. Due to operational and time factors, the decisions made by the BM&F in relation of the following matters are not subject to arbitration:

I. Validation of trades executed in its auction systems and other trading systems; and

II. Application of prudential criteria by the Clearinghouses it manages.

Paragraph 2. The Access Rules shall provide the penalties to be applied to Access Right holders and other direct and indirect Clearinghouse participants, as well as their relevant customers who do not submit to the constitution and/or award of the BM&F Arbitration Panel.

CHAPTER XI
ACQUISITION, MERGER, SPIN-OFF, CHANGE OF LEGAL FORM, DISSOLUTION AND LIQUIDATION

Article 81. The acquisition of BM&F or its shares by another company, its merger, spin-off, change of legal form and dissolution shall depend on a resolution of the Shareholders' Meeting of the Corporation adopted by shareholders holding not less than half the shares representing its capital stock, unless a reduction of said quorum is authorized in advance by the CVM in the events provided in paragraph 3 of article 136 of Law no. 6,404/1976.

Article 82. The Corporation shall be liquidated in the events provided by law or as a result of a resolution adopted by the Shareholders' Meeting, and shall terminate with the completion of its liquidation.

Sole paragraph. The Shareholders' Meeting shall appoint a liquidator, determine the liquidator's remuneration, define how liquidation shall proceed and the forms and guidelines to be followed, and elect the members of the Supervisory Board in the event that its operation is required by shareholders who reach the quorum required by law or by CVM regulations, subject to all legal formalities.

CHAPTER XII
GENERAL AND TRANSITION PERIOD PROVISIONS

Article 83. Any omissions hereof shall be governed by, and resolved in accordance with, current legislation, the general principles of law and the Shareholders' Meetings.

Article 84. The Corporation shall comply with the shareholders' agreements, filed at its registered office, which do not conflict with the provisions hereof, and the management shall not register transfers of shares or other securities which go contrary to their respective terms, and the Chairperson the of Shareholders' Meetings and of the meetings of the Board of Directors shall not count votes cast contrary to the provisions of such agreements.

THE REGISTRATION WITH THE CVM DOES NOT IMPLY ANY APPRECIATION OF THE COMPANY, AND ITS ADMINISTRATORS ARE RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
021210	BOLSA DE MERCADORIAS & FUTUROS-BM&F S.A	CNPJ 08936812000155

4 – COMMERCIAL NAME BOLSA DE MERCADORIAS & FUTUROS-BM&F S.A
5 – PREVIOUS CORPORATE NAME V.A.L.S.P.E. EMPREEND. E PART. S.A.
6 – NIRE No. 35300343565
7 – WEBSITE www.bmf.com.br

01.02 – HEADQUARTERS

1 – COMPLETE ADDRESS	2 – NEIGHBORHOOD OR DISTRICT
Praça Antonio Prado, 48	Downtown

3 – CEP (Zip Code)	4 – MUNICIPALITY	5 – STATE
01010-901	São Paulo	SP

6 – Area Code	7 – TELEPHONE No.	8 – TELEPHONE No.	9 – TELEPHONE No.	10 – TELEX
011	3119-2000			
11 – Area Code 011	12 – FAX 3242-4244	13 – FAX	14 – FAX	

15 – E-MAIL

01.03 – SHAREHOLDERS DEPARTMENT

SERVICE AT THE COMPANY

1 – NAME João Lauro Pires Vieira do Amaral
2 – POSITION Investor Relations Officer

3 – COMPLETE ADDRESS	4 – NEIGHBORHOOD OR DISTRICT
Praça Antônio Prado, 48	Downtown

5 – CEP (Zip Code)	6 – MUNICIPALITY	7 – STATE
01010-901	SÃO PAULO	SP

8 – Area Code	9 – TELEPHONE No.	10 – TELEPHONE No.	11 – TELEPHONE No.	12 – TELEX
011	3119-2543		0	
13 – Area Code 011	14 – FAX 3105-5939	15 – FAX	16 – FAX	

17 – E-MAIL
ri@bmf.com. br/ir@bmf.com.br

ISSUING AGENT / DEPOSITARY FINANCIAL INSTITUTION

18 – NAME Banco Bradesco S.A.
19 – CONTACT Donizetti de Oliveira

20 – COMPLETE ADDRESS	4 – NEIGHBORHOOD OR DISTRICT
Cidade de Deus, no number	Vila Yara

22 – CEP (Zip Code)	23 – MUNICIPALITY	24 – STATE
06029-900	Osasco	SP

25 – Area Code	26 – TELEPHONE No.	27 – TELEPHONE No.	28 – TELEPHONE No.	29 – TELEX
011	3684-3749			
30 – Area Code 011	31 – FAX 3684-2714	32 – FAX	33 – FAX	

34 – E-MAIL
4010.lclaudio@bradesco.com.br

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

01.04 – INVESTOR RELATIONS OFFICER (COMPANY MAIL ADDRESS)

1 – NAME João Lauro Pires Vieira do Amaral				
2 – COMPLETE ADDRESS Praça Antônio Prado, 48			3 – NEIGHBORHOOD OR DISTRICT Downtown	
4 – CEP (Zip Code) 01010-901	5 – MUNICIPALITY SAO PAULO			6 – STATE SP
7 – Area Code 011	8 – TELEPHONE No. 3119-2543	9 – TELEPHONE No.	10 – TELEPHONE No.	11 – TELEX
12 – Area Code 011	13 – FAX 3105-5939	14 – FAX	15 – FAX	
16 – E-MAIL ri@bmf.com.br/ir@bmf.com.br				
17 – BRAZILIAN OFFICER YES	18 – CPF No. 905.649.017-68	19 – PASSPORT CM917491		

01.05 – REFERENCE / AUDITORS

1 – START DATE OF LAST FISCAL YEAR June 14, 2007	2 – END DATE OF LAST FISCAL YEAR June 15, 2007
3 – START DATE OF CURRENT FISCAL YEAR JUNE 16, 2007	4 – END DATE OF CURRENT FISCAL YEAR DECEMBER 31, 2007
5 – AUDITOR'S NAME/CORPORATE NAME KPMG Auditores Independentes	6 – CVM CODE 00418-9
7 – NAME OF THE RESPONSIBLE TECHNICIAN Alberto Spilborghs Neto	8 – RESP. TECHNICIAN'S CPF No. 022.452.288-47

01.06 – COMPANY CHARACTERISTICS

1 – STOCK MARKET IN WHICH THE COMPANY IS REGISTERED

[ ] BVBAAL	[ ] BVMESB	[ ] BVPR	[ ] BVRJ	[ ] BVST
[ ] BVES	[ ] BVPP	[ ] BVRG	[X] BOVESA	[ ]

2 – NEGOTIATION MARKET Stock Exchange	
3 – TYPE OF SITUATION Operational	
4 – ACTIVITY CODE 3990 – Holding Company – Unspecified Principal Industry	
5 – PRINCIPAL ACTIVITY Development and operation of organized exchange and over-the-counter market in which to trade securities and derivatives based on interest rates, foreign exchange, equity and inflation indices, financial indicators, commodities, energy prices, transportation and climate, for both immediate and future settlement.	6 – PREF. SHARES WITH CLASSES NO

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

01.07 – OWNERSHIP / SECURITIES

1- NATURE OF SHARE CONTROL
Private Domestic Control

2 – SECURITIES ISSUED BY THE COMPANY.

X	Shares
	Debentures convertible into Shares
	Participation Certificates
	Simple Debentures
	Subscription Bonuses
	Collective Investment Certificate (CIC)
	Real Estate Receivables Certificate (CRI)
	Promissory Note (NP)
	BDR
	Others
	Description

01.08 – DOCUMENT PUBLICATIONS

1 – NOTIFICATION TO SHAREHOLDERS ABOUT THE AVAILABILITY OF DFs.

2 – MINUTES OF THE ORDINARY GENERAL MEETING THAT APPROVED THE DFs.

3 – DATE OF CALL OF ORDINARY GENERAL MEETING TO APPROVE THE DFs.

4 – PUBLICATION OF FINANCIAL STATEMENTS

01.09 – NEWSPAPERS IN WHICH THE COMPANY DISCLOSES INFORMATION

1 – ITEM	2 – NEWSPAPER'S NAME	3 – STATE
01	State Official Gazette	SAO PAULO
02	*Valor Econômico*	BRAZIL

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
February 5, 2008	

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.	08.936.812/0001-55

02.01 – CURRENT DIRECTORS AND EXECUTIVE OFFICERS

1 - ITEM	2 – NAME OF DIRECTOR	3-TAX ENROLLMENT (CPF)	4 – DATE OF ELECTION	5 – TERM OF OFFICE	6-TYPE OF MANAGEMENT DUTY	7 – ELECTED BY CONTROLLING SHAREHOLDER	8 – JOB DESCRIPTION	9 -TITLE
01	Gustavo Henrique de Barroso Franco	541.724.707-34	September 20, 2007	2 years	2	NO	29	Independent Director
02	Julio de Siqueira Carvalho de Araujo	425.327.017-49	September 20, 2007	2 years	2	NO	22	Director (active board member)
03	Luiz Fernando Figueiredo	013.124.158-35	September 20, 2007	2 years	2	NO	29	Independent Director
04	Luiz Gonzaga de Mello Beluzzo	024.419.008-97	September 20, 2007	2 years	2	NO	29	Independent Director
05	Manoel Felix Cintra Neto	297.435.758-04	September 20, 2007	2 years	2	NO	20	Chairman of the Board
06	Renato Diniz Junqueira	679.361.308-10	September 20, 2007	2 years	2	NO	21	Vice Chairman of the Board
07	Rene Kern	232.941.038-75	September 20, 2007	2 years	2	NO	22	Director (active board member)
08	Roberto Quiroga Mosquera	043.640.538-56	September 20, 2007	2 years	2	NO	29	Independent Director
09	Roberto Rodrigues	012.091.598-72	September 20, 2007	2 years	2	NO	29	Independent Director
10	Edemir Pinto	614.304.988-20	October 2, 2007	2 years	1		19	Chief Executive Officer
11	Ailton Coentro Filho	204.124.287-68	October 2, 2007	2 years	1		19	Chief Market Development Officer
12	Cicero Augusto Vieira Neto	128.501.208-98	October 2, 2007	2 years	1		19	Chief Clearinghouse Officer
13	Renato Mercadante Mortari	015.804.238-76	October 2, 2007	2 years	1		19	Chief Corporate Officer
14	Marco Aurélio Teixeira	182.736.296-00	October 2, 2007	2 years	1		19	Chief Financial Officer
15	Isney Manoel Rodrigues	100.831.971-68	October 2, 2007	2 years	1		19	Foreign Exchange Clearinghouse Officer
16	José Carlos Branco	456.810.588-91	October 2, 2007	2 years	1		19	Trading Officer
17	Marcos José Rodrigues Torres	168.206.222-87	October 2, 2007	2 years	1		19	Audit Officer
18	João Lauro Pires Vieira do Amaral	905.649.017-68	October 2, 2007	2 years	1		12	Investor Relations Officer
19	Luiz Gustavo da Matta Machado	116.831.201-91	October 2, 2007	2 years	1		19	Securities Clearinghouse Officer
20	Alcides Ferreira	077.321.458-52	October 2, 2007	2 years	1		19	Communications and Media Relations Officer
21	Alvaro Affonso Mendonça	185.956.931-53	October 2, 2007	2 years	1		19	Financial and Environmental Products Officer
22	Antonio Carlos Figueiredo Pinto	332.013.407-82	October 2, 2007	2 years	1		19	BM&F Institute of Education Officer
23	Carlos Eduardo Sampaio Lofrano	066.267.421-91	October 2, 2007	2 years	1		19	BM&F Settlement Bank Officer
24	Henrique de Rezende Vergara	016.734.217-76	October 2, 2007	2 years	1		19	General Counsel
25	Ivan Wedekin	736.816.608-91	October 2, 2007	2 years	1		19	Agribusiness and Energy Products Officer
26	José Antônio Eirado Neto	099.260.621-72	October 2, 2007	2 years	1		19	Information Technology Officer
27	José David Martins Júnior	079.358.028-58	October 2, 2007	2 years	1		19	Administrative Officer

28	Luis Antônio Barron Guerra Vicente	975.138.577-68	October 2, 2007	2 years	1		19	Risk Management Systems Officer
29	Nestor Lourenço de Camargo	450.183.168-53	October 2, 2007	2 years	1		19	Human Resources Officer
30	Verdi Rosa Monteiro	763.098.787-00	October 2, 2007	2 years	1		19	Business and Market Development Officer
31	Otávio Yazbek	163.749.928-06	October 2, 2007	2 years	1		19	Regulatory Officer
32	Marcelo Fernandez Trindade	776.785.247-49	February 26, 2008	1 year, 7 months	2	NO	27	Independent Director (active board member)
33	Craig Steven Donohue	060 600.507-27	February 26, 2008	1 year, 7 months	2	NO	22	Director (active board member)

* CODE: 1 – OFFICER ONLY.
2 – MEMBER OF BOARD OF DIRECTORS ONLY.
3 – MEMBER OF BOARD OF DIRECTORS AND OFFICER.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

02.02 – BRIEF BIOGRAPHICAL INFORMATION ON DIRECTORS, EXECUTIVE OFFICERS AND FISCAL COUNCIL MEMBERS

Board of Directors

Below is a brief biographical description of the members of our board of directors:

Manoel Felix Cintra Neto. Mr. Cintra Neto, 59 years old, has been the Chairman of our Board of Directors since 1997. He graduated with a degree in Economics and began his career in the financial markets in 1970, holding leading positions in the following financial institutions: Banco Bozano, Simonsen, Banco Multiplic, Multiplic Corretora de Valores Mobiliários, Banco Multistock, Multistock Corretora de Câmbio e Valores, Máxima Promotora de Vendas and Máxima Financeira. In April 2003, as a result of the merger with Banco Indusval, he became a shareholder and the Chief Executive Officer of Banco Indusval Multistock. He has been the chairman of the Board of Directors of BVRJ since 2006 and of the Brazilian Commodities Exchange since 2002, in addition to participating in the Board of Directors or executive boards of various cultural and charitable institutions. In the past, Mr. Cintra Neto held management positions in entities representing the financial industry, including Brazilian National Association of Investment Banks (*Associação Nacional de Bancos de Investimento*), or ANBID, the Brazilian Federation of Banks (*Federação Brasileira de Bancos*), or FEBRABAN, and the Board of Directors of the Brazilian Clearing and Depository Corporation (*Companhia Brasileira de Liquidação e Custória*), or CBLC. The office address for Mr. Cintra Neto is Rua Boa Vista, 356, 6th floor, city of São Paulo, state of São Paulo, Brazil.

Renato Diniz Junqueira. Mr. Junqueira, 55 years old, has been a member of our Board of Directors since 1997, having been elected vice chairman in 2001. He graduated with a degree in Business Administration from *Fundação Getúlio Vargas*, specializing in finance, and has been engaged in the financial markets since 1973. He began his career in Banco do Commércio e Indústria de São Paulo, where he worked from 1973 to 1985, holding several positions in the finance area, from financial manager and financial planning department manager to officer for open market activities. In December 1987, he founded Intercap DTVM, which became a multiple bank in March 1990, and had its name changed to Banco Intercap S.A. He has been an officer of Intercap DTVM since 1987 and an officer of Banco Intercap S.A. since 1990. Mr. Junqueira is a businessman engaged in agriculture and livestock breeding in the States of São Paulo and Mato Grosso do Sul, specifically in the areas of soybean, sugar cane and beef cattle, and also holds an equity interest in Usina Mandu S.A. He is a member of the Board of Directors of Association of Brokers-Dealers (*Associação das Empresas Distribuidoras de Valores*), or ADEVAL. Since 2002, he has been the vice-chairman of the Board of Directors of the Brazilian Commodities Exchange. The office address for Mr. Junqueira is Avenida Brigadeiro Faria Lima, 1461, 2th floor, Torre Sul, city of São Paulo, state of São Paulo, Brazil.

Julio de Siqueira Carvalho de Araújo. Mr. Araujo, 53 years old, has been a member of our Board of Directors since 2003. He began his career in March 1978 at Banco BCN S.A., an institution acquired by Banco Bradesco S.A. in 1997, and has held several positions in the banking industry since. In October 1989, he was elected executive officer of Banco BCN S.A. In August 2000, he was elected executive vice-president of Banco Bradesco S.A., a position he currently holds, and also participates in the Board of Directors of various companies belonging to Banco Bradesco. He is a member of the board of trustees and director of Bradesco Foundation, alternate member of the Board of Directors of the Interbank Chamber of Payments (*Câmara Interbancária de Pagamentos*), or CIP, and an active member of the consulting board of Brazilian Association of Real Estate Credit and Savings Entities (*Associação Brasileira das Entidades de Crédito Imobiliário e Poupança*), or ABECIP. Mr. Araujo was formerly an active member of the Board of Directors of the CBLC. The office address for Mr. Araujo is Cidade de Deus, no number, Prédio Novo, 4th floor, Vila Yara, Osasco, state of São Paulo, Brazil.

René Marc Kern. Mr. Kern, 44 years old, has been a member of our Board of Directors since 2007. He is a Managing Director of General Atlantic LLC, a global growth equity firm that provides capital and strategic support

for growth companies, and has been with General Atlantic LLC since 1996. Mr. Kern is also a director of Getco Holding Company, LLC, an electronic liquidity provider and trading firm, RiskMetrics Group, Inc., a leading provider of risk management and corporate governance solutions to the financial community and Intec Telecoms Systems Plc, a provider of business and operations support systems. He has a B.S. from the University of California, Berkeley and both an M.B.A. and M.A. from the University of Pennsylvania. The office address for Mr. Kern is 3 Pickwick Plaza, Greenwich, state of Connecticut, United States of America.

Roberto Quiroga Mosquera. Mr. Mosquera, 46 years old, has been an independent member of our Board of Directors since 2007. He graduated with a Law degree from the School of Law of *Universidade Mackenzie* in 1984 and was admitted to the Brazilian Bar Association, São Paulo chapter, in 1985. Mr. Mosquera has a master of tax law (1996) from *Pontifícia Universidade Católica, or PUC, of São Paulo* and a PhD in Tax Law (2005) from the same university. He is a professor of Tax Law at the School of Law of *PUC São Paulo*, of tax legislation and financial control at the School of Law of Universidade de São Paulo and of tax legislation and third sector law at the School of Business Administration of *Fundação Getúlio Vargas*, São Paulo. Mr. Mosquera is a lawyer and partner of the law firm of Mattos Filho, Veiga Filho, Marrey Junior e Quiroga Advogados, practicing law in taxation, capital markets, banking, finance and not-for-profit organizations. He is a member of the International Fiscal Association, or IFA, and of the International Bar Association, or IBA. The office address for Mr. Mosquera is Al. Joaquim Eugênio de Lima, 447, city of São Paulo, state of São Paulo, Brazil.

Gustavo Henrique de Barroso Franco. Mr. Franco, 51 years old, has been an independent member of our Board of Directors since 2007. He holds bachelor (1979) and master (1982) degrees in Economics from *Pontifícia Universidade Católica of Rio de Janeiro*, and has an M.A. (1985) and a Ph.D (1986) from Harvard University. He was a professor, researcher and consultant for economic matters between 1986 and 1993, specializing in inflation, stabilization and international economy. Subsequently, from 1993 though 1999, he was Secretary of Economic Policy, an assistant of the Ministry of Finance, Director for International Matters and Governor of the Central Bank. Mr. Franco had an active role in formulating, implementing and administering the Real Plan, among other activities. In 1999, he dedicated his time to academic activities, and in 2000 he founded Rio Bravo Investimentos, a company engaged in financial services, mergers and acquisitions, investments and securitizations, which is currently his primary occupation. He has held and still holds a seat on various boards of directors and advisory boards and participates in corporate events as a lecturer. Simultaneously, he is devoted to academic activities (classes and research studies) and writes articles for newspapers and magazines. The office address for Mr. Franco is Avenida Presidente Wilson, 231, 16th floor, suite 1.602, city of Rio de Janeiro, state of Rio de Janeiro, Brazil.

Luiz Gonzaga de Mello Belluzzo. Mr. Belluzzo, 65 years old, has been an independent member of our Board of Directors since 2007. He graduated with a law degree from *Universidade de São Paulo* in 1965, and studied social science at *Faculdade de Filosofia, Ciências e Letras* of the same university from 1963 to 1966. He attended a program on economic development held by Latin American and Caribean Economic Commission (*Comissión Económica para America Latina y el Caribe*) / Latin American and Caribean Institute of Economic and Social Planification (*Instituto Latino Americano y el Caribe de Planificacion Economica y Social*) and completed a graduate program in 1969, with specialization in industrial development and programming. He was hired as an assistant professor at the Department of Economics and Economic Planning (*Departamento de Economia e Planejamento Econômico*), or DEPE, of *Universidade Estadual de Campinas*, where he completed his PhD in 1975. He became a professor at *Universidade Estadual de Campinas*, or Unicamp, in 1986, and between 1985 and 1987 was Secretary of Economic Policy of the Ministry of Finance. Subsequently, between 1988 and 1990, he was Secretary of Science and Technology of the State of São Paulo. Currently, Mr. Belluzzo is a professor at *Unicamp* and at *FACAMP — Faculdades de Campinas*, of which he was the founder. He is also responsible for the Monetary and Financial Theory graduate programs at *Universidade de Campinas*. In 2001, he was included in the *Biographical Dictionary of Dissenting Economists* amongst 100 of the most notable dissenting economists of the 20th Century, and as the author of *Ensaios sobre o Capitalismo no Século XX*, he was awarded the 2005 *Troféu Juca Pato* for best intellectual of the year, by the Brazilian Writers' Union (*União Brasileira de Escritores*). The office address for Mr. Belluzzo is Alameda Santos, 1.800, 7th floor, city of São Paulo, state of São Paulo, Brasil.

Luiz Fernando Figueiredo. Mr. Figueiredo, 43 years old, has been an independent member of our Board of Directors since 2004. He graduated with a degree in Business Administration, specializing in finance from *Fundação Armando Álvares Penteado*, or FAAP. Mr. Figueiredo was a founding partner of Gávea Investimentos, as

well as a partner and treasury officer of Banco BBA. Between 1999 and 2003, he was the monetary policy officer at the Central Bank. He is currently a managing partner of Mauá Investimentos, a member of the Board of Directors of Industrials Romi, an executive officer of ANBID, president of *Associação de Investidores no Mercado de Capitais* (Association of Capital Market Investors), or AMEC, and a professor in the MBA program at FAAP in São Paulo. The office address for Mr. Figueiredo is Avenida Brigadeiro FariaLima, 2.277, 17th floor, suite 1.703, city of São Paulo, state of São Paulo, Brazil.

Roberto Rodrigues. Mr. Rodrigues, 65 years old, has been an independent member of our Board of Directors since 2007. He is also the coordinator of the Agribusiness Center of *Fundação Getúlio Vargas*, a professor at the Department of Rural Economy of *Universidade Estadual Paulista*, or *UNESP, Jaboticabal* unit and visiting researcher at the Institute of Advanced Studies of *Universidade de São Paulo*. He is the author of three books and co-author of several others. He holds a *Honoris Causa* degree from *UNESP* and is a former member of Luiz de Queiroz Agricultural Studies Foundation (*Fundação de Estudos Agrários Luiz de Queiroz*), or FEALQ, of the Advisory Board of Brazilian Agricultural Breeding Research Corporation (*Empresa Brasileira de Pesquisa Agropecuária*), or EMBRAPA, of the State Science and Technology Board (*Conselho Estadual de Ciencia e Tecnologia*), of the Board of Directors of School of Business Administration of *Fundacao Getulio Vargas*, and of the Higher Agricultural Council of the State of São Paulo (*Alto Conselho Agrícola do Estado de São Paulo*), among others. Mr. Rodrigues is the chairman of the Higher Council for Agribusiness of Federação das Indústrias do Estado de São Paulo (São Paulo State Industry Federation), or FIESP, and co-chairman of Interamerican Ethanol Commission (*Comissão Interamericana do Etanol*). He was Ministry of Agriculture, Livestock and Supply from January 2003 through June 2006, as well as Secretary of Agriculture and Supply of the State of São Paulo). As a representative of agribusiness, Mr. Rodrigues was a member of various councils, such as the CMN, Council for Rural and Agroindustrial Credit (*Conselho de Crédito Rural e Agroindustrial*), Brazilian Agribusiness Council (*Conselho Nacional do Agronegócio*), Brazilian Council for Agricultural Policy (*Conselho Nacional de Politica Agrícola*), Brazilian Foreign Trade Council (*Conselho Nacional de Comércio Exterior*) and the World Wildlife Foundation, or WWF. He was president of both the International Organization of Agricultural Cooperatives (*Organização Internacional de Cooperativas Agrícolas*) and the International Cooperative Alliance (*Aliança Cooperativa Internacional*) from 1997 through 2001. The office address for Mr. Rodrigues is Rua Itapeva, 474, 10th floor, suite 1.017, city of São Paulo, state of São Paulo, Brazil

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

02.02 – BRIEF BIOGRAPHICAL INFORMATION ON DIRECTORS, EXECUTIVE OFFICERS AND FISCAL COUNCIL MEMBERS

Board of Executive Officers

Below is a brief biographical description of the members of our board of executive officers:

Edemir Pinto. Mr. Pinto, 54 years old, has been our Chief Executive Officer since April 1999. He graduated with an Economics degree and joined us in January 1986. In July 1987, he was promoted to the position of Derivatives Clearinghouse officer and was responsible for risk management, settlement, participant registration, collateral, custody and controllership. He has also been the Chief Executive Officer of the Brazilian Commodities Exchange since October 2002. The office address for Mr. Pinto is Praça Antonio Prado, 48, city of São Paulo, state of São Paulo, Brazil.

Ailton Coentro Filho. Mr. Coentro Filho, 59 years old, is our Chief Market Development Officer. He was the chief economist of the Agricultural Information Group (*Grupo de Informações Agrícolas*) from *Fundação Getúlio Vargas* from 1976 through 1978; senior researcher of the Brazilian Institute of Capital Markets (*Instituto Brasileiro de Mercado de Capitais*) from 1978 through 1982; economic assistant to the CVM from 1982 through 1983; economic assistant to the BOVESPA from 1983 through 1985; head of our economic advisory office from 1985 through 1989; economic consultant, partner of ACF Consultoria, from 1990 through 1996; operations officer of the Brazilian OTC market, from 1997 through 1998; consultant for the BOVESPA from 1999 through 2002; and our officer for market development, from 2003 through 2006. Mr. Coentro Filho graduated with a degree in Economics from *Universidade Federal do Rio de Janeiro* and has a master's and a PhD degree in Economics from *Escola de Pós-Graduação* of *Fundação Getúlio Vargas*, respectively. The office address for Mr. Coentro Filho is Praça Antonio Prado, 48, city of São Paulo, state of São Paulo, Brazil.

Cícero Augusto Vieira Neto. Mr. Vieira Neto, 35 years old, is our Chief Clearinghouse Officer. He currently also holds the position of Derivatives Clearinghouse Officer, where he was also head of the risk management department. With ten years of market experience, eight of which with us, Mr. Vieira Neto was responsible for risk management of the treasury department of Banco Matrix and of the investment funds administered by Matrix DTVM. He is also a member of ANBID's Self-regulatory Board for qualified services to the capital markets. He has a bachelor and PhD degree in Economics from *Universidade de São Paulo.* The office address for Mr. Vieira Neto is Praça Antonio Prado, 48, city of São Paulo, state of São Paulo, Brazil.

Renato Mercadante Mortari. Mr. Mortari, 46 years old, is our Chief Corporate Officer. He worked with us from 1989 through 1996, and joined us again in 2000. In addition to his current position, Mr. Mortari also held the positions of legal counsel, officer for corporate matters and secretary of our Board of Directors and our Advisory Board. He also acted as a lawyer for business matters and as an associate at the law firms of Shearman & Sterling LLP, Goulart Penteado and Iervolino & Lefosse Advogados S/C. Mr. Mortari graduated with a Law degree from *Universidade Mackenzie* in 1984 and attended an LL.M. course at Cornell University in 1997. The office address for Mr. Mortari is Praça Antonio Prado, 48, city of São Paulo, state of São Paulo, Brazil.

Marco Aurélio Teixeira. Mr. Teixeira, 54 years old, is our Chief Financial Officer. He joined us in 1987 as deputy officer in Rio de Janeiro. Later, in 2001, he was transferred to our technical supervision area in São Paulo, responsible for the development of financial products, the educational area and the development of our risk management systems. He coordinated our Risk Committee since its inception and, in the educational area, structured the creation of the BM&F Institute of Education. Subsequently, he became officer for regulation and risk, responsible for the departments of regulation, for development of risk management systems and for the BM&F Institute of Education, while maintaining his responsibility for the coordination of the Risk Committee. Mr. Teixeira graduated with a degree in Economics from *Universidade Federal de Uberlândia* and has a master's degree in

Business Administration, majoring in finance, from *Universidade Federal do Rio de Janeiro*. The office address for Mr. Teixeira is Praça Antonio Prado, 48, city of São Paulo, state of São Paulo, Brazil.

Isney Manoel Rodrigues. Mr. Rodrigues, 55 years old, has been our Foreign Exchange Clearinghouse Officer since 2000, when this clearinghouse was created. A licensed employee of the Central Bank, where he was admitted after passing a public examination in 1977, he has dedicated twenty years of his professional career to public service. He acted in the department of operations of international reserves of the Central Bank, performing functions related to the country's foreign exchange reserves and official gold reserves. During his professional experience at the Central Bank, Mr. Rodrigues participated in the processes of extrajudicial liquidation and intervention in some Brazilian financial institutions (due to foreign exchange liabilities) and in the restructuring of the SPB.
Mr. Rodrigues was a consultant for the International Monetary Fund in October 1999 and May 2000. He is a lawyer and has been a member of the Brazilian Bar Association, Federal District chapter, since 1983. The office address for Mr. Rodrigues is Praça Antonio Prado, 48, city of São Paulo, state of São Paulo, Brazil.

José Carlos Branco. Mr. Branco, 57 years old, has been our Trading Officer since we started our operations. He graduated with a degree in Economics from *Faculdade São Judas Tadeu* and in Information Systems/Analysis from *Escola de Engenharia Mauá*. Mr. Branco has performed a crucial role in our structuring. With 22 years experience in the financial markets, he also held the position of custody manager of Banco Econômico and organization and methods analyst and system development coordinator at the BOVESPA. The office address for Mr. Branco is Praça Antonio Prado, 48, city of São Paulo, state of São Paulo, Brazil.

Luis Gustavo da Matta Machado. Mr. Machado, 52 years old, is our Securities Clearinghouse Officer. He graduated with a degree in Economics from *Centro de Ensino Universitário de Brasília* in 1984. With 30 years experience in the financial markets, he held management positions in the areas of monetary policy and payment systems for the Central Bank and was head of the Department of Banking Operations and Payments System (*Departamento de Operações Bancárias e de Sistema de Pagamentos*) from 1993 through 2002. He was the Brazilian representative in the BIS working group in charge of preparing the "Core Principles for Systemically Important Payment Systems" from 1998 through 2000 and oversaw the restructuring of the SPB from 1999 through 2002. Currently, Mr. Machado is also a member of ANBID's Self-regulatory Board for qualified custody services. The office address for Mr. Machado is Praça Antonio Prado, 48, city of São Paulo, state of São Paulo, Brazil.

Marcos José Rodrigues Torres. Mr. Torres, 43 years old, is our Audit Officer. He holds a bachelor degree and a PhD degree in Economics from *Universidade Estadual de Campinas* and has 16 years of experience in the financial markets which includes 13 years in the Central Bank, two years as vice-president of risk management at a financial institution and one year as our Audit Officer. The office address for Mr. Torres is Praça Antonio Prado, 48, city of São Paulo, state of São Paulo, Brazil.

João Lauro Amaral. Mr. Amaral, 40 years old, is our Investor Relations Officer, as well as an officer of BM&F U.S.A., our U.S. subsidiary, and the chief representative of our office in Shanghai, China. He joined us in 1995, serving as the head of the legal department and economist of the planning and technical area. Mr. Amaral graduated with a degree in Law and Economics in 1992 and has an MBA in finance from the IBMEC São Paulo. Before joining us, he worked in the international area as a trader for Brazilian banks and foreign financial institutions. The office address for Mr. Amaral is Praça Antonio Prado, 48, city of São Paulo, state of São Paulo, Brazil.

Alcides Ferreira. Mr. Ferreira, 42 years old, is our Communications and Media Relations Officer. He graduated with a degree in Journalism from the *Escola de Comunicações e Artes of the Universidade de São Paulo, or USP,* and holds a post-graduate degree in Economics from Columbia University, a master's degree in Capital Markets and an MBA from *FIPECAFI* of *USP*. Mr. Ferreira was a reporter, assisting editor and correspondent in Washington of the *Folha de São Paulo* newspaper from 1988 to 1991, and a reporter and editor of the *Agência Estado* of the *O Estado de S. Paulo* newspaper from 1991 to 2000. He was an officer of Deutsche Bank in 2000 and partner and communications officer of *Tendências Consultoria Integrada* from 2001 to 2006.

Alvaro Affonso Mendonça. Mr. Mendonça, 48 years old, is our Financial and Environmental Products Officer. He graduated with an Economics degree from *Universidade CEUB-Brasília* and holds a master's degree in Economics from *Escola de Pós-Graduação em Economia* of *Fundação Getúlio Vargas* . Mr. Mendonça joined us in

1998 and as our senior economist and then as the head of our technical department. He is also a professor in the financial market specialization courses of the BM&F Institute of Education.

Antonio Carlos Figueiredo Pinto. Mr. Figueiredo Pinto, 53 years old, is the BM&F Institute of Education Officer. He holds a PhD degree in Economics from *Escola de Pós-Graduação em Economia* of *Fundação Getúlio Vargas* and was a full time professor of PhD, masters, MBA and graduate programs at *Pontifícia Universidade Católica* of *Rio de Janeiro*. Mr. Figueiredo Pinto is the author of *Introdução aos Derivativos* (Introduction to Derivatives), published in 2002 by *Editora Pioneira Thomson Learning*, and has written several academic articles published in national and international journals specialized in derivatives and financial markets.

Carlos Eduardo Sampaio Lofrano. Mr. Lofrano, 57 years old, is the BM&F Settlement Bank Officer. He graduated with an Economics degree from *Universidade de Brasília-UnB*. He worked at the Central Bank for 29 years, where he was a special consultant for and head of the Financial System Regulation Department (*Departamento de Organizacso do Sistema Financeiro*), or DENOR, and head of the Financial System Organization Department (*Departamento de Normas do Sistema Financeiro*), or DEORF. He was also a superintendent of the CVM and a representative of the Central Bank at the Private Pension Managing Board, at the Unemployment Guarantee Fund (*Fundo de Garantia por Tempo de Servico*), or FGTS Managing Board, on the Mercosur Financial System Commission (*Comissão do Sistema Financeiro do Sub-grupo IV do Grupo Mercosul*), on the Salary Variation Compensation Fund (*Fundo de Compensação de Variações Salariais*) and on the Central Bank Derivatives Markets Committee (*Comitê de Acompanhamento dos Mercados Derivativos*).

Henrique de Rezende Vergara. Mr. Vergara, 37 years old, is our General Counsel. He graduated with a Law degree from *Universidade Federal do Rio de Janeiro-UFRJ*. Mr. Vergara was a federal attorney from 1997 to 2006. From 2001 to 2005 he was the head of the Federal Attorney's Office at the CVM and CVM's Market Development Superintendent from 2005 to 2007.

Ivan Wedekin. Mr. Wedekin, 54 years old, is our Agribusiness and Energy Products Officer. He graduated with a degree in Agronomic Engineering from *Escola Superior de Agricultura Luiz de Queiroz* of the *Universidade de São Paulo*. He was secretary of Agricultural Policy at the Ministry of Agriculture from 2003 to 2007, managing partner of RCW Consultants from 1996 to 2002, commercial officer and economic advisor of Agroceres from 1984 to 1996, executive officer of the Brazilian Rural Society from 1981 to 1984 and a technician at the Brazilian Economic Institute of *Fundação Getúlio Vargas* from 1975 to 1981.

Jose Antonio Eirado Neto. Mr. Eirado Neto, 56 years old, is our Information Technology Officer. He graduated with a degree in Mathematics and an MBA from *Universidade de Brasília*. He was head of the information technology department of the Central Bank, technology advisor of Federal Data Processing Service *(Serviço Federal de Processamento de Dados)* and information technology manager of Xerox do Brasil.

Jose David Martins Junior. Mr. Martins Junior, 41 years old, is our Administrative Officer. He graduated with a Law degree from the *Universidade de São Paulo*. He was a legal department manager at Johnson & Johnson (including Johnson & Johnson Indústria e Comércio Ltda., Johnson & Johnson Produtos Profissionais Ltda., Cilag Farmacêutica Ltda. and Jansen Farmacêutica Ltda.) and Agip Liquigás Ltda.

Luis Antonio Barron Guerra Vicente. Mr. Vicente, 39 years old, is our Risk Management Systems Officer. He graduated with a degree in Mathematics from *Universidade do Estado do Rio de Janeiro-UERJ* and holds a masters degree in Economics from the London Imperial College. Mr. Vicente was the head of our risk management and quantitative analysis department and worked in the risk departments of Banco Pactual, Unibanco and JGP S.A.

Nestor Lourenço de Camargo. Mr. Camargo, 57 years old, is our Human Resources Officer. He graduated with a degree in Business Administration from *Universidade Metodista* and holds a post-graduate degree in Finance from *IBMEC* São Paulo. Mr. Camargo was a capital markets analyst at Citibank from 1975 to 1976, financial and administrative manager at Open S.A. CCVM from 1976 to 1984, at Graphus S.A. from 1984 to 1990, and at Primus S.A from 1990 to 1992, general superintendent at *the National Brokers Association (Associação Nacional das Corretoras de Valores, Câmbio e Mercadorias)* from 1992 to 1994, our settlement and participant registration

manager from 1995 to 1999, our Derivatives Clearinghouse officer from 1995 to 2005, our financial and administrative officer from 2005 to 2006 and our members relations officer from 2006 to 2007.

Otavio Yazbek. Mr. Yazbek, 35 years old, is our Regulatory Officer. He graduated with a Law degree and holds a PhD in Economic Law from the *Universidade de São Paulo-USP*. Mr. Yazbek was an associate attorney at Goulart Penteado, Iervolino e Lefosse and Telles Pereira, Azzi, Ferrari e Almeida Salles law firms. He was our in-house lawyer, head of our legal department and our regulalions officer. Mr. Yazbek is a professor in post-graduate programs at the law schools of *Fundação Getúlio Vargas* and *IBMEC São Paulo*, where he coordinates the derivatives programs. He is also a professor of Corporate Law at *Universidade Federal do Rio Grande do Sul*.

Verdi Rosa Monteiro. Mr. Monteiro, 44 years old, is our Business and Market Development Officer. He graduated with degrees in Economics and Engineering from *Universidade Federal Fluminense-UFFNiterói* and holds a master's degree in Economics from *Escola de Pós-Graduação em Economia of Fundação Getúlio Vargas*. Mr. Monteiro joined us in 2002 and has worked as manager of our Rio de Janeiro office, our technical manager, deputy officer of risk management of our Derivatives Clearinghouse, coordinator of our pilot project for the BM&F Settlement Bank, our consultant and our deputy officer of business and market development projects. Mr. Monteiro is also a university professor.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

03.01 – EVENTS RELATED TO CAPITAL DISTRIBUTION

1 – BASE EVENT	2 – EVENT DATE	3 – INDIVIDUALS AND LEGAL ENTITIES	4 – INSTITUTIONAL INVESTORS	5 – SHAREHOLDERS' AGREEMENT	6 – PREFERRED VOTING SHARES
Extraordinary Shareholders' Meeting	September 20, 2007	281	225	YES	NO

7 – PREFERRED VOTING SHARES	8 – DATE OF THE LAST SHAREHOLDERS' AGREEMENT
	17/08/2007

SHARES IN THE MARKET

9 – ARE THERE SHARES RELEASED TO THE MARKET	ORDINARY		PREFERRED		TOTAL	
	10 – NUMBER (Unit)	11 – PERCENTAGE	12 – NUMBER (Unit)	13 – PERCENTAGE	14 – NUMBER (Unit)	15 – PERCENTAGE
YES	895,793,976	99.00	O	O	895,793,976	99.00

16 – PREFERRED SHARES IN THE MARKET		
1 – CLASS	2 – NUMBER (Unit)	3 – PERCENTAGE

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

03.02 – SHAREHOLDING POSITION OF HOLDERS OF OVER 5% OF THE COMMON OR PREFERRED SHARES

1 – ITEM	2 – NAME/CORPORATE NAME	3 – CPF/CNPJ No.	4 – NATIONALITY	5 – STATE				
6 – ORDINARY SHARES (Unit)	7 – %	8 – PREFERRED SHARES (Unit)	9 – %	10 – TOTAL SHARES (Unit)	11 – %	12 – INTEREST IN CAP STOCK	13 – PART. IN SHAREHOLDERS' AGREEMENT	14 – CONTROLLER
15/1 – CLASS	15/2 – NUMBER OF PREFERRED SHARES (Unit)	15/3 – PREFERRED %						
996	General Atlantic FIP	09.166.707-0001-47	Brazilian	SP				
88.339.331	9,71	0	0,00	88.339.331	9.71	19/11/2007	NO	NO
997	TREASURY STOCK							
0	0		0,0	0	0,00			
998	OTHERS							
821.367.889	90,29	0	0,00	821.367.889	90,29			
999	TOTAL							
909.707.220	100.00	0	0,00	909.707.220	100,00			

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

03.03 – OWNERSHIP STRUCTURE AMONGST HOLDERS OF MORE THAN 5% OF THE SHARES

1- ITEM	2 – CONTROLLER / INVESTOR	3 – DATE OF PART. IN CAPITAL STOCK
996	General Atlantic FIP	November 19, 2007

1 – ITEM	2 – NAME/CORPORATE NAME	3 – CPF/CNPJ No.	4 – NATIONALITY	5 – STATE					
6 – ORDINARY SHARES / QUOTAS (Unit)	**7 – %**	**8 – PREFERRED SHARES (Unit)**	**9 – %**	**10 – TOTAL SHARES / QUOTAS (Unit)**	**11 – %**	**12 – INTEREST IN CAP STOCK**	**13 – PART. IN SHAREHOLDERS' AGREEMENT**	**14 – CONTROLLER**	
996001									
1,500,000,000	100,00	0	0,00	1,500,000,000	100,00				
996999									
1,500,000,000	100,00	0	0,00	1,500,000,000	100,00				

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.	08.936.812/0001-55

04.01 – BREAKDOWN OF CAPITAL STOCK

1 – DATE OF LAST MODIFICATION:

2 – ITEM	3 – TYPE OF SHARES	4 – REGISTERED OR BOOK ENTRY	5 – NOMINAL VALUE (Reais)	6 – No. OF SHARES (Unit)	7–SUBSCRIBED (Thousand Reais)	8–PAID UP (Thousand Reais)
01	COMMON SHARES	BOOK-ENTRY		1,.010,785,800	1,.010,785,800	1,.010,785,800
02	PREFERRED SHARES					
03	CLASS A PREFERRED SHARES					
04	CLASS B PREFERRED SHARES					
05	CLASS C PREFERRED SHARES					
06	CLASS D PREFERRED SHARES					
07	CLASS E PREFERRED SHARES					
08	CLASS F PREFERRED SHARES					
09	CLASS G PREFERRED SHARES					
10	CLASS H PREFERRED SHARES					
11	OTHER CLASSES – Preferred Shares					
99	TOTAL			1,.010,785,800	1,.010,785,800	1,.010,785,800

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

04.02 – SUBSCRIBED CAPITAL STOCK AND CHANGES OVER THE LAST THREE YEARS

1 – ITEM	2 – DATE OF MODIFICATION	3 – CORPORATE CAPITAL VALUE (Thousand Reais)	4 – VALUE OF MODIFICATION (Thousand Reais)	5 – ORIGIN OF MODIFICATION	7 – NUMBER OF SHARES ISSUED (Unit)	8 – SHARE PRICE AT DATE OF ISSUE (Reais)
01	September 20, 2007	901.877.292	901.876.792	Merger	901,876,792	1.000000000
02	December 18, 2007	909.707.220	7.829.928	*Exercised stock* options	7,829,928	1.000000000
03	February 26, 2008	1.010.785.800	101.078.580	Merger	101,078,580	12,6300000000

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

04.04 – AUTHORIZED SHARE CAPITAL

1 – NUMBER (Unit)	2 – VALUE (Thousand Reais)	3 – Date of Authorization
1.100.000.000	0	September 20, 2007

04.05 – COMPOSITION OF THE AUTHORIZED SHARE CAPITAL

1 – ITEM	2 – TYPE	3 – CLASS	4 – AUTHORIZE NUMBER OF SHARES (Unit)
01	COMMON		1,100,000,000

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

06.01 –CASH DISTRIBUTIONS OVER THE LAST THREE YEARS

1 – ITEM	2 – GAIN	3 – APPROVAL OF EVENT DISTRIBUTION	4 – DISTRIBUTION APPROVAL DATE	5 – END OF FISCAL YEAR	6 – NET PROFIT OR LOSS IN THE PERIOD (Thousand Reais)	7 – GAIN AMOUNT PER SHARE	8 – TYPE OF SHARES	9 – SHARE CLASS	10 – GAIN AMOUNT (Thousand Reais)	11 – PAYMENT START DATE
01	Interest on shareholder s' equity	Meeting of the Board of Directors	December 28, 2007	December 31, 2007	0	0.0165000000	COMMON		15,010,169	January 15, 2008
02										
03										
04										

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

06.03 – BYLAWS PROVISIONS ON CAPITAL STOCK

1 – ITEM	2 – SHARE TYPE	3 – SHARE CLASS	4 – % OF CAPITAL STOCK	5 – CONVERTIBLE	6 – TO BE CONVERTED ON	7 – VOTING SHARE	8 – TAG ALONG %	9 – PRIORITY IN THE REIMBURSEMENT OF CAPITAL	17 – NOTES
10 – PREMIUM	11 – DIVIDEND TYPE	12 – % DIVIDEND	13 – R$/SHARE	14 – CUMULATIVE	15 – PRIORITY	16 – CALCULATED ON			
01	COMMON		100	NO		FULL	100,00		

06.04 – MANDATORY DIVIDEND

1 – DATE OF LAST STATUTORY MODIFICATION	2 – COMPULSORY DIVIDEND (% OF PROFIT)
September 20, 2007	25,00

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

07.01 – COMPENSATION AND PROFIT SHARING – DIRECTORS

1 – PROFIT SHARING - DIRECTORS	2 – AGGREGATE COMPENSATION - DIRECTORS (Thousand Reais)	3 – PERIODICITY
YES	25,000,000	YEARLY

07.02 – PARTICIPATION AND CONTRIBUTIONS OVER THE LAST THREE YEARS

1 – FINAL DATE OF THE LAST FISCAL YEAR:
2 – FINAL DATE OF THE PREVIOUS FISCAL YEAR:
3 – FINAL DATE OF THE PREVIOUS FISCAL YEAR:

4 – ITEM	5 – DESCRIPTION OF PARTICIPATION AND CONTRIBUTIONS	6 – AMOUNT - LAST FISCAL YEAR (Thousand Reais)	7 – AMOUNT - PENULTIMATE FISCAL YEAR (Thousand Reais)	8 – AMOUNT - ANTEPENULTIMATE FISCAL YEAR (Thousand Reais)
01	Participation of debenture holders	0	0	0
02	Participation of employees (profit sharing)	0	0	0
03	Participation of senior management (profit sharing)	0	0	0
04	Participation of fournders' shares	0	0	0
05	Contributions to Assitance Fund	0	0	0
06	Contributions to Pension Fund	0	0	0
07	Other contributions	0	0	0
08	Net income for the year	0	0	0
09	Net loss for the year	0	0	0

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

09.01 – BRIEF HISTORY

BM&F was incorporated in July 1985 as a not-for-profit organization and began operations in January 1986. Since our inception, we have played an important role in the consolidation of the domestic futures and commodities markets in Brazil. In 1991, we entered into an agreement with the *Bolsa de Mercadorias de São Paulo* (São Paulo Commodities Exchange), or BMSP, a traditional commodity exchange founded in 1917, to create the *Bolsa de Mercadorias & Futuros — BM&F* (Brazilian Mercantile & Futures Exchange). In 1997, we entered into an agreement with the *Bolsa Brasileira de Futuros* (Brazilian Futures Exchange), or BBF, acquiring an important competitor based in the city of Rio de Janeiro. In 2002, we acquired a controlling stake in *Bolsa de Valores do Rio de Janeiro*, strategically extending our operations throughout Brazil. In the same year, we completed important reforms resulting from the implementation of the new *Sistema de Pagamentos Brasileiro* (Brazilian Payment System), or SPB, and commenced operations of our Foreign Exchange Clearinghouse. Also in 2002, we launched the Brazilian Commodities Exchange, one of our subsidiaries. The Brazilian Commodities Exchange encompasses the commodity exchanges located in the states of Ceará, Goiás, Mato Grosso do Sul, Minas Gerais, Paraná, Rio Grande do Sul, and also in the city of Uberlândia (state of Minas Gerais) and serves to integrate the agricultural commodity market in Brazil. More recently in 2004, we started to operate our Securities Clearinghouse and the CMN authorized futures exchanges to incorporate commercial banks to settle transactions and act as central custodians, offering their services to exchanges. As a result, we created the BM&F Settlement Bank, which began operations in November 2004.

In 2007, in preparation for our initial public offering, we initiated our demutualization process and were converted into a for-profit company. We are currently a for-profit company with by-laws instituting corporate governance practices into our new shareholder structure, as approved at our shareholders' meeting held on September 20, 2007. Since October 1, 2007, our business has been oriented towards building long-term shareholder value.

As part of our demutualization process, the equity rights of our former members were detached from the access rights to our markets and systems and converted into share participation. We also approved an organizational corporate structure with an independent self-regulatory division. Our structure segregates our exchange activities from our self-regulatory activities related to our registration, trading, clearing and settlement systems. To ensure independence, we created a Self-Regulation Board with full autonomy to oversee and monitor our markets and participants.

The following chart outlines our new corporate governance and self-regulatory structure post demutualization:


Shareholders
Boards
Self-Regulation Board
Board of Directors
Advisory Board
Advisory Committees
International Advisory Board
Committees
Ethics Committee
Regulatory Committee
Nomination and Compensation Committee
Audit Committee
Executive Bodies
Chief Executive Officer
Self-Regulation Officer
Risk Committee
Self-Regulation Department
Chief Clearinghouse Officer
Chief Financial Officer
Chief Market Development Officer
Chief Corporate Officer
Trading Officer
Audit Officer
Officers
Officers
Officers
Officers

Corporate Restructuring and Demutualization

As part of our demutualization, the equity membership interests previously held by our commodity brokers, clearing agents, locals and common members were converted into common shares. In addition to having received our common shares, our former equity members acting in the capacity of commodity brokers were granted access rights to our markets and systems.

Since our demutualization, in September 2007, equity ownership is no longer a requirement for a broker-dealer to obtain authorization to access our markets and systems. We have created different types of access rights to our markets and systems with the aim of broadening the participant base, and accordingly, increasing the volumes traded on our exchange. Access rights are granted to parties that meet certain minimum requirements, which include minimum net asset and liquidity levels, certification of professionals and information technology infrastructure capabilities.

Classification under a given access right depends on the participant category applying for the authorization and the market in which the participant is authorized to trade, as described below:

Access Rights

Participant Category	Market

• Legal entities that act as financial intermediaries and commission merchants
• Legal entities
• Individuals
	• Exchange-traded derivatives
	  • Interest rates
	  • Foreign exchange rates
	  • Equities and equity indices
	  • Livestock/beef
	  • Softs/coffee
	  • Softs/grain
	  • Softs/sugar
	  • Energy
	  • Metals
	  • Other
	• OTC derivatives
	  • Swaps and exotic options
	• Government-issued securities
	• Foreign currency for delivery
	• Other markets
	  • Environmental products
	• Special auctions

We believe that these flexible alternatives and the access right classification process described above will result in greater trading volume, driving a more dynamic and liquid market.

Moreover, in order to align our strategic goals with the routine management of our operations, while preserving our self-regulation purposes, we have created a functional and governance structure that includes the audit office and the self-regulation department – the former under leadership of our audit officer, and the latter under leadership of the self-regulation officer and the self-regulation board. These offices and departments perform surveillance and inspection of transactions carried out in trading sessions or registered in any of our trading, registration, clearing and settlement systems, as well as of the activities of holders of access rights to our markets and also the activities we perform.

Prior to our demutualization, because we were organized as a not-for-profit association, we were exempt from paying certain federal taxes, and were subject to a special taxation regime in respect of levy of contributions to the Social Participation Program, or PIS, which was owed at the rate of 1% over our payroll. Following our demutualization, however, as a for-profit corporation, we are subject to the taxation regime usually applicable to companies of this nature.

The main tax and operational effects resulting from our demutualization, effective as of October 1, 2007, are as follows:

(a) *Termination of operational enhancement programs for members:* the operational enhancement programs for former members, as well as transfers of revenue to our institutional funds, were eliminated. Through our operational enhancement programs, a substantial portion of our revenue was allocated to support and foster the intermediation activities conducted by our former members. As a result of our demutualization, these programs were eliminated, resulting in a significant increase in net revenue in our unaudited pro forma consolidated financial information. Additionally, technology and communication equipment we had acquired and leased free of charge to our former members were donated to them, causing a significant reduction in depreciation expenses in our unaudited pro forma consolidated financial information. On September 30, 2007, we allocated R$49.5 million to fund operational enhancement programs for our members that had been approved prior to our demutualization. Our unaudited pro forma consolidated financial information reflects the impact of such allocation on our financial income;

(b) *PIS, COFINS and ISS:* after our demutualization and beginning October 1, 2007, our revenue/billing became subject to the payment of PIS and COFINS, while the revenue originating from certain services rendered became subject to the payment of ISS. According to the decision of our Board of Directors, the amounts of those taxes will be compensated by changing the calculation method and rates charged by our clearinghouses, neutralizing the effects of the new tax system. The neutralization of the effects of PIS, COFINS and ISS will

occur by means of the collection of a rate called "other costs" in our invoices which will be recorded as gross revenues;

(c) *Income tax and social contribution:* as a result of our new taxation regime as a for-profit entity, we became subject to income tax and social contribution at the rates of 25% and 9%, respectively, calculated on our taxable income through the actual profit taxation system. Before our demutualization, income tax was only withheld at source on our financial income and recorded as an expense in the "taxes and contributions on financial investments" line in our historical consolidated financial statements, at rates ranging between 15% and 22.5% depending on the term of our investments. After our demutualization, we will be able to offset withheld income tax on financial income with income tax and social contribution calculated through the actual profit system; and

(d) *Educational, social and sports projects:* the activities carried out by the *Instituto Educacional BM&F*, or BM&F Institute of Education, by the *Associação Profissionalizante BM&F, or* APBM&F Job Training Association, and by the *Clube de Atletismo BM&F*, or BM&F Athletics Club, were not transferred to us in the context of our demutualization. These activities will be conducted by the *Bolsa de Mercadorias & Futuros-BM&F*, or BM&F Association, a not-for-profit organization supported by us. All revenues and expenses related to the BM&F Institute of Education, the APBM&F Job Training Association and the BM&F Athletics Club were excluded from our unaudited pro forma consolidated financial information. We have endowed the BM&F Association with R$29.0 million of our cash in order to fund its ongoing activities. Our unaudited pro forma consolidated financial information reflects the impact of such endowment.

We conducted our demutualization with grounds on applicable legislation, which in our interpretation of the law, does not present tax effects related to the tax exemptions we previously enjoyed. However, in response to a formal consultation presented by the *Comissão Nacional de Bolsas* (Brazilian Exchanges Commission), or CNB, the Brazilian tax authorities have indicated that the demutualization of not-for-profit exchanges is not permitted under current regulation, since: (1) the section of the Brazilian Civil Code (article 61) dealing with dissolution of not-for-profit organizations would prevent the transfer of assets and liabilities to for-profit corporations; and (2) only a legal entity organized as a corporation would be able to approve its spin-off, since there would be no legal provision authorizing not-for-profit organizations to implement a spin-off. Based on the opinion of counsel, we believe that the interpretation of the Brazilian tax authorities is not in accordance with the applicable laws. Therefore, we presented a similar formal consultation to the Brazilian tax authorities specifically relating to our demutualization, but the Brazilian tax authorities responded in a manner consistent with their response to the CNB and provided no additional information.

In addition, the Brazilian tax authorities have indicated that the brokers and members of exchanges would not be able to reflect the acquisition cost of their equity participation in BM&F for purpose of calculating their tax liabilities resulting from our demutualization. The outcome of this discussion should not affect us or the investors buying shares in this offering, but only our former members who had their membership shares converted into our common shares.

Additionally, certain former members have filed legal actions against us arguing losses derived from our demutualization.

We believe our bylaws and the form according to which we have organized our business comply in all aspects with the applicable regulations concerning organized exchanges and over-the-counter markets. However, as a result of newly-enacted CVM Instruction 461, which replaced CMN Resolution 2690, our bylaws will be amended for adjustment to requirements conveyed by this new regulation, including the requirement on dispersion of control, which changed to 15% of our capital stock the threshold beyond which a person or group of persons seeking to acquire a direct or indirect material interest in our shares, or acquiring rights as beneficial owner of a material interest in our shares (in either case previously set at 20% of our capital stock) is required to obtain prior consent from CVM to do so, and to launch a tender offer to purchase the shares of other shareholders.

Current Corporate Structure

The chart below presents our operating companies pursuant to our current corporate structure:


BM&F S.A.
Banco BM&F
100%
BM&F USA Inc.
100%
Bolsa de Valores do
Rio de Janeiro
86.09%
Bolsa Brasileira de
Mercadorias
50.12%

BM&F. (Bolsa de Mercadorias & futuros - BM&F S.A.) Our corporate purpose is to develop and manage securities and derivatives trading and settlement systems. Our services are vital to the efficient functioning of the trading and settlement cycles of securities and derivatives contracts and include: (1) trading systems; (2) registration systems for trades performed in the OTC market; (3) clearing and settlement systems; and (4) custody systems for agribusiness, gold certificates and other assets and securities.

Trade registration, clearing, settlement and risk management activities are conducted by our three clearinghouses (the Derivatives Clearinghouse, the Foreign Exchange Clearinghouse and the Securities Clearinghouse), and by our settlement bank, the BM&F Settlement Bank. Our clearinghouses and the BM&F Settlement Bank are integrated to ensure straight through processing from execution to settlement of all transactions carried out by our clearinghouses.

BM&F Settlement Bank. We incorporated Banco BM&F de Serviços de Liquidação e Custódia S.A., the BM&F Settlement Bank, in 2004 as a wholly owned subsidiary in order to simplify the clearance and settlement of transactions traded and/or registered in our markets. It serves an important function to mitigate credit risks while providing operational support. For further information on the BM&F Settlement Bank, see "Business — BM&F Settlement Bank."

BM&F U.S.A. BM&F U.S.A Inc. is our representative office located in New York City. It offers support and infrastructure for commodity brokers to operate and serve their foreign-based customers. Our New York office manages relationships with other international regulatory authorities, foreign governments and international exchanges, as well as other strategic and administrative functions, including the dissemination of information about our markets to international investors.

BVRJ. Bolsa de Valores do Rio de Janeiro, or BVRJ, is a private not-for-profit organization, whose principal operations currently consist of managing and operating the electronic system for trading of government securities named SISBEX. We hold 99 membership shares of the BVRJ, representing an 86.1% equity interest.

Brazilian Commodities Exchange. Bolsa Brasileira de Mercadorias, the Brazilian Commodities Exchange, is a private not-for-profit organization that centralizes trading activities across Brazil (including the states of Ceará, Goiás, Mato Grosso do Sul, Minas Gerais, Paraná, Rio Grande do Sul, and the city of Uberlândia (state of Minas Gerais)). The purpose of the Brazilian Commodities Exchange is to establish integrated spot, forward and futures markets in Brazil for agricultural commodities by adopting modern pricing mechanisms and an organized trading system. We hold 203 membership shares of Brazilian Commodities Exchange, representing a 50.1% equity interest.

Strategic Alliances

General Atlantic

On September 20, 2007, we entered into an acquisition agreement with General Atlantic pursuant to which General Atlantic agreed to acquire from our current shareholders 10% of our capital stock at a purchase price of up

to R$1.0 billion. Of this purchase price, R$900 million was paid on the closing (November 19, 2007), and payment of the balance of R$100 million was contingent on our initial public offering having been completed by December 31, 2007 and on our aggregate market capitalization, on the first five trading days following our initial public offering, equaling a minimum of R$12 billion. (November 19, 2007). Fulfillment of these conditions would result in a final purchase price of R$11.088 per common share.

General Atlantic is a global private equity firm investing in companies with growth and consolidation opportunities. General Atlantic has a long and successful investment track record in the financial services industry. Among other investments, General Atlantic has invested in National Stock Exchange of India Ltd., the NYSE Euronext, NYMEX Holdings, Inc., Computershares Limited, RiskMetrics Group Inc., Net 1 UEPS Technologies, Inc., Saxo Bank A/S and E*TRADE Group, Inc.

Under the agreement, General Atlantic has agreed not to sell or otherwise transfer the shares it purchases from our shareholders for a period of two years from the closing date of the transaction, subject to certain exceptions. Additionally, General Atlantic agreed not to knowingly transfer its shares in a secondary public offering without the prior consent of our Board of Directors if General Atlantic has actual knowledge that such sale would result in an investor acquiring more than 2.5% of our total outstanding common stock.

In addition, pursuant to the agreement, we have agreed to use our best efforts to include one individual selected by General Atlantic on the slate of directors for election to our Board of Directors and to recommend to our shareholders that the individual be elected. This covenant expires upon the later of: (1) the two-year anniversary of the closing date of the sale; or (2) the date on which General Atlantic no longer owns at least 50% of the shares it purchases pursuant to the agreement. For so long as General Atlantic has a representative on our Board of Directors, General Atlantic has agreed that its investment in our shares will be its exclusive investment in a Latin American exchange. General Atlantic will also be entitled to participate in our strategic committees, namely, the Advisory Committee for Financial Assets and the Committee for Information Technology Governance.

General Atlantic acquired our common shares through General Atlantic Fundo de Investimento em Participações, a private equity fund under the management and supervision of the GA Private Equity Group in which investors have committed capital for the purpose of making private equity investments in, and providing strategic support to, growth companies globally, including Brazil. None of the investors in the GA Private Equity Group holds an indirect interest in the Company equal to or in excess of 5% of our capital stock. In addition, General Atlantic holds all of the shares of the fund entitled to preferential voting rights.

We have agreed to indemnify General Atlantic for certain potential losses it may incur in the event of a violation of any of our representations or noncompliance with the obligations provided for in the agreement.

CME Group

On October 23, 2007, we entered into a non-binding letter of intent with the CME Group concerning the completion of definitive agreements for cross-investment and order-routing arrangements. Pursuant to the letter of intent, we and the CME Group will jointly explore business opportunities, including:

- the interconnection of the CME Group's and our electronic trading distribution networks for the order-routing of transactions with products traded in the Chicago Mercantile Exchange and our markets. In addition, the CME Group will not be permitted to offer order-routing services to any other exchange in Central and South America. In turn, we will not be allowed to hire any third-party other than the CME Group to provide order-routing services;
- the provision of management services for offshore non-*real* denominated collateral by the CME Group, on an exclusive basis;
- our admission as a "super clearing" member of the Chicago Mercantile Exchange, in order to facilitate the access of our market's participants to the Chicago Mercantile Exchange's products;

- the creation of joint working groups to explore opportunities to develop and market new products for the Brazilian and Latin American markets; and

- the reciprocal prohibition to trade contracts currently traded in each of the CME Group's and our markets.

In addition, we and the CME Group are negotiating the purchase of common shares to be issued by us representing approximately 10% of our total capital stock in exchange for shares representing approximately 2% of CME's capital stock, in the amount of approximately R$1.3 billion based on the average of trading price of CME's shares in the five days preceding the execution of the letter of intent. Pursuant to our by-laws, the CME Group will have its voting rights limited to 7.5% of our total capital stock.

We and the CME Group will be subject to a four-year lockup period during which we and the CME Group will not be able to sell our shares. We have also agreed: (1) not to issue shares to any other exchange outside Latin America, except China; and (2) not to invest in any other exchange that is not based in or operates primarily in South America, Central America, Mexico and/or China. The CME Group will agree not to invest in any other exchange that is based in or operates primarily in Central and/or South America. This letter of intent is non-binding and no assurance can be given that the transaction will be consummated or that it will be consummated in the form described above.

The transaction is contingent upon certain conditions precedent and the letter of intent will terminate if the definitive binding agreements and the intended investments are not completed by March 31, 2008.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

09.02 – INDUSTRY OVERVIEW

Overview

Exchange traded derivatives markets trade standardized derivatives contracts on an organized floor and/or electronic trading systems, facilitating price discovery in accordance with the rules of supply and demand. OTC derivatives markets trade customized derivatives contracts and, unlike exchange traded markets, facilitate direct trading between parties of a wide range of contracts with specific characteristics in terms of size, underlying assets, maturity and settlement criteria. The main contracts traded in the OTC market are forwards, swaps and options.

The main derivatives instruments are futures, options and swaps linked to agricultural commodities (including physical delivery commodities such as metals and energy products), interest rates, equity indices, price indices, foreign currencies and other assets or securities. These instruments, which are used in nearly every sector of the world economy, enable risk management and the ability to execute different investment strategies. Interaction between participants (those seeking to mitigate and manage risks and those assuming risks with the expectation of making a profit) contributes to the creation of active, liquid and competitive markets.

Liquidity is a crucial component in attracting and retaining customers and ensuring the success of these markets. The liquidity of an instrument (the ease and speed with which it can be acquired or sold with the least impact on price) depends on factors such as the number of participants and intermediaries ready to trade in it and the existence of reliable reference prices, among other factors. Liquid markets are characterized by efficiency in the execution of trades and large trading volumes. Illiquid markets are characterized by having few participants, low levels of transparency in price discovery and low trading volumes. The volume of contracts traded on an exchange is widely recognized as a liquidity indicator, as is the daily total open interest.

Data disclosed by the FIA and the World Federation of Exchanges, or WFE, as of August 31, 2007, estimate that there were about 77 derivatives exchanges in the world (not including the stock exchanges operating only in the cash equity market), of which 35% were located in the Americas, 30% in Europe and Africa and 35% in Asia Pacific countries.

Clearing and Settlement

Trades on exchanges are settled through a clearinghouse that acts as the central counterparty (CCP), performing the role of buyers to the sellers and of sellers to the buyers. Clearinghouses may also provide settlement services for OTC trades. The robustness and efficiency of a clearinghouse are determined by the volume of transactions processed and settled and the volume of collateral pledged, as well as the existence of a sound legal basis which, in Brazil, has been in place since 2001. The following are examples of derivatives clearinghouses around the world: BM&F Derivatives Clearinghouse, CME, The Clearing Corporation, LCH.Clearnet, Eurex Clearing AG and the Singapore Exchange Derivatives Clearing Ltd.

Some exchanges are structured within an integrated business model, offering clearing services that complement trading activities and representing an additional source of revenue. This is the model we employ. Exchanges that run their own derivatives clearinghouses include the CME Group, Deutsche Börse/Eurex, the Australian Securities Exchange, the Hong Kong Exchange and the Singapore Exchange.

Growth of the Segment Worldwide

Derivatives markets have recently experienced rapid growth worldwide. This is the result of the widespread use of complex financial structures in transactions by banks, corporations and investors, particularly in the financial and corporate sectors, as well as other segments of the economy such as agriculture, energy and metals. The growth of

the derivatives market is also related to the increasing use of risk management procedures by different economies and the recognition of the benefits that derivatives bring to risk mitigation.

According to a FIA survey of 60 exchanges globally, the total number of futures and options contracts traded on exchanges grew at a compound annual growth rate of 17.5% from 2002 to 2006, from about 6.2 billion to 11.9 billion contracts. Of the total volume traded during this five-year period, U.S. exchanges accounted for 38% of futures and 30% of options contracts.

Contract	Futures and Options Contracts Traded on Exchanges					
	2002	2003	2004	2005	2006	Jan-May 2007
	(In millions of contracts, except percentages)					
Futures	2,324.9	2,970.5	3,491.6	4,034.7	5,279.6	2,557.2
Options	3,892.4	5,142.2	5,373.1	5,939.1	6,579.6	3,259.9
Total	6,217.3	8,112.7	8,864.7	9,973.8	11,859.2	5,817.1
% growth		30.5	9.3	12.5	18.9	

Source: FIA and BM&F.

According to our compilation of data published by the FIA for the period between January 1 and May 31, 2007, the global volume of exchange traded futures and options reached 5.8 billion contracts, representing a 16% increase as compared to the same period in 2006, with U.S. exchanges accounting for 39% of the total volume. In the first five months of 2006, U.S. exchanges' share of futures and options traded was 38% and 36%, respectively.

Region	Futures and Options Traded on Exchanges in the U.S. and Other Countries		
	Jan-May 2006	Jan-May 2007	Percentage Change
	(In millions of contracts)		
Futures contracts — U.S.	806.6	991.93	23.0%
Futures contracts — Other countries	1,338.2	1,565.3	17.0%
Total futures	2,144.8	2,557.2	19.2%
Options — U.S.	1,038.0	1,260.5	21.4%
Options — Other countries	1,828.4	1,999.4	9.4%
Total options	2,866.4	3,259.9	13.7%
Total	5,011.1	5,817.1	16.1%

Source: FIA and BM&F.

The table below shows trading volumes for the same periods in 2006 and 2007 by type of underlying asset. The highest trading volumes correspond to contracts based on equity indices, individual equities and interest rates. These three categories account for approximately 90% of the total contracts traded, and this proportion has remained relatively unchanged since 2002. There have been relatively significant increases in most of the categories listed, in particular the number of contracts based on energy products, which grew by 41%.

Underlying Asset	Futures and Options Traded on Exchanges — Volume by Type of Underlying Asset		
	Jan-May 2006	Jan-May 2007	Percentage Change
	(In millions of contracts)		
Equity indices	1,910.7	2,195.9	14.9
Individual equities	1,233.8	1,539.7	24.8
Interest rates	1,341.0	1,438.0	7.2
Agricultural products	189.5	216.0	14.0
Energy	143.7	202.1	40.7
Foreign currency	95.3	124.1	30.3
Metals	95.4	99.9	4.7
Other	1.9	1.5	(24.0)
Total	5,011.1	5,817.1	16.1

Source: FIA and BM&F.

The chart below shows underlying asset groups and their share of the global trading volume in the first five months of 2007.

Exchange Traded Derivatives — January to May 2007
Contracts Traded by Product Group


Currencies 2%
Metals 2%
Energy 3%
Agricultural Products 4%
Others 0%
Equity Indices 38%
Interest Rate 25%
Individual Equities 26%

Source: FIA and BM&F.

The compilation of data published by the FIA for the first five months of 2007 shows that the largest exchange in terms of number of future contracts traded was the CME, with a 33.5% share of the world volume. According to this ranking, we are the fourth largest exchange in the world. The sector is characterized by concentrated liquidity within the top ten and top twenty futures exchanges accounting for 83.5% and 93.6% of the total futures volume, respectively. The table below shows the top ten futures exchanges in the world in order of number of futures contracts traded in the period from January 1 to May 31, 2007 according to data published by the FIA and compiled by us:

Ranking	Futures Exchange	Futures Contracts Traded (January-May 2007) (In millions of contracts)	Total Share	Cumulative Share
1	CME Group(1)	856.9	33.5%	33.5%
2	Eurex	452.0	17.7%	51.2%
3	Euronext	217.3	8.5%	59.7%
4	**Bolsa de Mercadorias & Futuros-BM&F**	**159.5**	**6.2%**	**65.9%**
5	New York Mercantile Exchange (Nymex)	111.3	4.3%	70.3%
6	National Stock Exchange of India (NSE)	102.8	4.0%	74.3%
7	JSE Securities Exchange South Africa	71.9	2.8%	77.1%
8	Mexican Derivatives Market (MexDer)	66.5	2.6%	79.7%
9	ICE Futures	55.7	2.2%	81.9%
10	Dalian Commodity Exchange (DCE)	40.4	1.6%	83.5%

Source: FIA.

(1) Includes the volumes of both the Chicago Mercantile Exchange (CME) and Chicago Board of Trade (CBOT).

Based on data published by the FIA for the five first months of 2007, the Korea Exchange, or KRX, is the largest equity options exchange with 34.7% of total volume. The top ten options exchanges account for 89.9% of the market and the top twenty combine for 98.0%.

The world derivatives market (in notional amounts) has historically grown at a faster rate than the cash equity market (in financial terms). The table and graph below show the evolution of these volumes since 2000 based on data published by the BIS and the WFE and compiled by us. In this period, the compound annual growth rates were 4.9% for the cash equity market and 29.3% for the derivatives market.

Annual Volume Traded on Exchanges — Derivatives and Cash Equity Markets

	Cash Equities Markets (Financial Volume)						
	2000	2001	2002	2003	2004	2005	2006
US$ billion	52,	38,314	33,117	32,968	42,;	54,	69,
% growth (decline)		(26.8)	(13.6)	(0.5)	28.2	29.6	27.5

	Derivatives Markets (Notional Amount)						
	2000	2001	2002	2003	2004	2005	2006
US$ billion	386,'	597,	697,·	881,	1,	1,'	1,
% change		54.6	16.8	26.3	30.8	22.1	28.5

Source: BIS, WFE and BM&F.

According to a BIS survey, at the end of 2006, the total notional amount of open interest in the OTC derivatives market was 5.9 times the open interest in exchange traded financial derivatives with the OTC derivatives accounting for approximately US$415 trillion (85% of the global derivatives market).

	Open Interest — Financial Derivatives — Notional Value				
	December 02	December 03	December 04 (in US$ billion)	December 05	December 06
Exchange traded market	23,856	36,787	46,593	57,787	70,442
OTC market	141,665	197,167	257,894	297,670	415,183
Total	165,521	233,954	304,487	355,457	485,625
% growth		41.3	30.2	16.7	36.6

Source: BIS.

In December 2006, outstanding notional amounts in interest-rate based derivatives comprised approximately 88% and 70% in exchange traded and OTC markets, respectively. In exchange traded markets, 32.8% of the notional amount of open interest corresponded to futures contracts and 67.2% to options, as of June 2007. In terms of regional concentration, the U.S. market accounts for the highest trading volume.

The chart below shows the semi-annual evolution of derivatives market activity over the last five years, as reported by the BIS.

Derivatives Market Open Interest — Notional Value


450
375
300
225
150
75
US$ trillion
OTC Market
Exchange Traded Markets
Dec.2002
Jun.2003
Dec.2003
Jun.2004
Dec.2004
Jun.2005
Dec.2005
Jun.2006
Dec.2006

Source: BIS.

In addition to substantial growth in recent years, the exchange traded derivatives market has experienced strategic changes driven by the following factors:

- market participants have become increasingly more demanding and have replaced passive investment strategies with active ones, pressuring the financial services segment to use sophisticated risk management techniques. In particular, financial institutions and international hedge funds have committed increasing amounts of capital to futures and options trading;
- deregulation and market liberalization in the financial services segments in the United States, Europe and Asia, expanding customer access to products and markets, lowering regulatory barriers to the introduction of innovative products and encouraging consolidation in the sector;
- legal framework advances, such as Law No. 10,214/01 and the new Brazilian Bankruptcy and Corporate Reorganization Law, permit (1) clearinghouses to use the proceeds from collateral pledged by a defaulting participant in the settlement of the participant's outstanding obligations; and (2) the use of multilateral netting within the same clearinghouse; and
- technological advances, which contributed to the decentralization of exchanges and the introduction of alternative trading systems. By using electronic trading platforms, market participants worldwide can trade certain products virtually 24 hours a day and, in some cases, without the use of intermediaries.

Exchanges have invested heavily in information technology in an effort to expand and enhance their business and trading scale. This has also been a means to diversify revenues and provide users with more solutions. Additionally, stock exchanges started offering derivatives based on equities, both single equity and baskets, and equity indices.

Globalization, consolidation and conversion to for-profit companies are recent trends in the industry.

- *Globalization.* World financial markets and futures exchanges are undergoing globalization at an accelerated rate. The emphasis on broader geographical diversification of assets, investment opportunities in emerging markets, the growing liberalization of international capital flow and international trade activities have encouraged the growth of trade and capital movements between countries. In response to this trend, futures exchanges located in specific geographical regions are both expanding access to their markets from other countries and consolidating.
- *Consolidation.* Deregulation and competition have increased pressure on exchanges to consolidate internationally in order to achieve the operational efficiency required to compete for customers and intermediaries. Ongoing efforts are required to consolidate spot, forward and derivatives markets into a single platform. In recent years, there has been a major wave of consolidation in this segment with the most notable examples including: (1) the European exchanges in Euronext, formed by the exchanges of Amsterdam, Brussels, Paris, Lisbon and LIFFE; (2) the acquisition of the NYBOT by the ICE; (3) the acquisition of the CBOT by the CME; and (4) the merger of the NYSE and Euronext, forming the world's largest exchange market.
- *Conversion to for-profit companies.* Since the 1990s, there has been a worldwide trend for conversion of exchanges into for-profit companies, changing their business models from a traditional not-for-profit structure to for-profit corporations, often publicly-held. The purpose of this conversion is to adapt decision-making and corporate governance structures to market requirements and ensure greater flexibility for strategic alliances between exchanges.

The Brazilian Derivatives Exchange Industry

The Brazilian derivatives exchange industry began with our inception in July 1985. In May 1991 we entered into an agreement with *Bolsa de Mercadorias de 8São Paulo* (São Paulo Commodities Exchange), or BMSP, which led to the creation of *Bolsa de Mercadorias & Futuros* (Brazilian Mercantile & Futures Exchange), or BM&F. In June

1997, through an agreement with the Brazilian Futures Exchange (*Bolsa Brasileira de Futuros*), or BBF, headquartered in Rio de Janeiro, we strengthened our position in the domestic market and consolidated ourselves as the main trading center for derivatives in the Mercosur.

Currently, in addition to BM&F, the Brazilian organized derivatives market consists of the BOVESPA and the *CETIP — Câmara de Custódia e Liquidação*, or CETIP.

BOVESPA was founded in 1890 and currently manages equity derivatives markets, namely futures, forwards and options on individual equities traded in its cash market and options on equity indices. CETIP was founded in 1984 by financial institutions and the Central Bank, and it has been operating since 1986. Unlike us, CETIP does not perform the function of a central counterparty. It only registers trades in the following OTC derivatives markets: swaps, flexible exchange rate options, box spreads, credit swaps, cash flow swaps and swaps with reset and currency forwards, among others.

There is no current estimate of the total volume of the Brazilian derivatives market as the institutions do not report in consistent terms. We publish our trading volume information in terms of notional amounts and number of contracts traded. CETIP discloses its trading volume based on recorded financial value, except for box spreads, which are disclosed by invested amount. BOVESPA, on the other hand, discloses futures data in terms of notional value and options data in terms of financial value (premium).

	Average Daily Trading Volume — BOVESPA and CETIP					
	2002	2003	2004	2005	2006	Nine-month Period Ended September 30, 2007
BOVESPA						
Traded value (in R$ million)	54	90	123	137	172	298
% growth	—	66.7	36.9	11.5	25.6	—
CETIP						
Traded value (in R$ million)	1,927	1,594	1,713	2,066	2,818	3,308
% growth (decline)	—	(17.3)	7.5	20.6	36.4	—

Source: BM&F, BOVESPA and CETIP.

In the six-month period ended June 30, 2007, our share in the Brazilian futures market was 100%. The graph below shows the evolution of the number of futures and options contracts traded on our trading systems from 2002 to 2006 and in the first five months of 2007. This growth has been in line with the world growth trend. According to FIA's data, the number of contracts traded in our trading systems, including futures and options, grew from 101.6 million in 2002 to 283.6 million contracts in 2006 and increased further in the period from January to May 2007, when it reached a total of 178 million contracts. In the four year period ended September 30, 2007, our compound annual growth rate was 35%.

BM&F traded volume — Exchanged traded volume


300
250
200
150
100
50
0
Millions of contracts
Futures
Options
2002
2003
2004
2005
2006
January to May 2007

Source: FIA and BM&F.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

09.02 – INDUSTRY OVERVIEW

REGULATORY OVERVIEW

Overview

The Brazilian capital markets and financial system are regulated by several government agencies. The overall regulatory structure governing the Brazilian financial system and capital markets, however, is based on two main laws: (i) Law No. 4,595/64, dealing with the organization of the Brazilian financial system and the roles of its agents, including the Central Bank; and (ii) Law No. 6,386/76, or the Brazilian securities market law, dealing with the organization of the Brazilian capital markets and the role of its agents, creating the CVM, and defining its powers and attributions.

Subject to the Brazilian regulatory model, the creation and operation of exchanges, financial institutions and related entities, such as brokerage houses, require prior authorization of the Central Bank under specific regulatory provisions. However, this rule does not apply to commodity and futures exchanges and to commodity brokers, which are authorized directly by the CVM. These institutions are only subject to specific authorization of the Central Bank when they are conducting activities considered to be systemically important, such as the management of clearing systems.

Regulators

The CMN, the Central Bank and the CVM are primarily responsible for regulating activities conducted in the Brazilian financial and capital markets and for monitoring their participants.

CMN

The CMN consists of the Minister of Finance, the Minister of Planning and Budgets and the Governor of the Central Bank. It was created with the purpose of formulating the monetary and credit policies for the financial and capital markets. These policies address matters such as availability of credit in the system, form of remuneration for credit transactions, operating limits of financial institutions, rules for carrying out foreign investments in Brazil and rules for foreign exchange.

The decisions of the CMN are applicable both to the financial markets and to the capital markets, and thus have the highest regulatory authority.

Central Bank

The Central Bank is a federal agency under the Ministry of Finance responsible for implementing the monetary and credit policies established by the CMN, regulating the foreign exchange market and foreign investment flow in Brazil, authorizing admission of new financial institutions to the market and monitoring operations of financial institutions.

CVM

The CVM is the main supervisory body of the Brazilian capital markets. It is a federal agency under the Ministry of Finance, dedicated to regulating and monitoring the capital markets and its agents. Financial institutions and other institutions authorized to operate by the Central Bank are also subject to CVM supervision when conducting business in the capital markets.

With a view to the proper operation of the capital markets and prevention or correction of any irregularity, the CVM has authority to: (1) approve, suspend or cancel registrations; (2) approve, suspend or cancel public offerings of securities; (3) monitor activities of publicly-held companies, stock, commodities and futures markets, as well as members of the securities distribution system; (4) disclose information or recommendations so as to provide clarification or orientation for the market participants; (5) prohibit market participants from engaging in acts that could be detrimental to the operation of the market and its investors; and (6) impose penalties.

Regulation of Organized Exchange Markets in Brazil

The organized exchange markets and clearing and settlement entities, including us and our clearinghouses, are self-regulatory bodies that assist the CVM in monitoring its participants and the transactions carried out on its trading systems.

Brazilian legislation that regulates the organized exchange markets is broad and dispersed, including Law No. 4,595/64, the Brazilian securities market law and the CMN Resolution No. 2,690/00. In addition, the CVM has recently enacted CVM Instruction No. 461, regulating the operation of the securities markets, as well as the creation, organization and operation of stock markets, commodity and futures markets and organized OTC markets.

As part of our demutualization process, on September 20, 2007 we changed our by-laws to adjust our management, self-regulatory and operating structure to CVM Instruction No. 461, which was submitted to a public hearing before being enacted on October 23, 2007. This new regulation is a result of: (1) the increase of the regulatory powers of the CVM, which was empowered to regulate stock, commodities and futures exchanges in 2001; and (2) the need to conform the Brazilian regulatory framework for exchanges and organized markets to the changes recently observed in the capital markets worldwide.

CVM Instruction No. 461 basically provides for: (1) the form of incorporation and mandatory governance structure of entities managing organized exchange markets; (2) the organization and functioning of self-regulatory departments of entities managing organized exchange markets; (3) the main differences between the exchange markets and organized markets and the legal framework applicable in each case; (4) the authorization to install trading displays of foreign exchanges; (5) limitations on the equity participation in entities managing organized exchange markets; and (6) specific procedures for the granting and revocation of authorization to manage organized exchange markets.

Under applicable regulations, organized exchange markets are those that:

- operate regularly as centralized and multilateral trading systems that enable interaction and matching of buy and sell orders of securities; or

- register trades without intermediation of authorized intermediaries, having as central counterparty an intermediary institution that assumes the obligation of placing firm purchase and sale offers, pursuant to applicable legislation.

The organized exchange markets can be incorporated as not-for-profit organizations or as for-profit companies and must be authorized by the CVM prior to beginning their activities. Authorization depends on the observance of certain net equity or capital stock requirements, free trading of membership titles or shares that will be issued, access rights to our markets and systems of member companies to trade in their systems by means of acquisition of a membership title or share or the minimum number of shares as provided for in their by-laws, among others. The CVM may also:

- suspend rules adopted by the organized exchange markets, if they are deemed to be inadequate for their operation, and determine adoption of those rules that it considers to be necessary;

- suspend decisions taken by the organized exchange markets, either wholly or in part, particularly when protecting investors;

- cancel trades carried out in organized exchange markets or determine that clearinghouses suspend settlement of trades in case of transactions that could characterize violations of legal and regulatory rules;

- suspend trading sessions in organized exchange markets with the purpose of preventing or correcting abnormal market situations, as defined in applicable regulations;

- suspend or revoke, through an administrative proceeding, the authorization for operation of organized exchange markets, in cases of material violations pursuant to applicable regulations;

- order, on a preventive basis, that organized exchange markets immediately remove directors or officers when there is evidence of a violation committed by such person that is incompatible with the office to which they have been elected or designated;

- order organized exchange markets to suspend activities of their members and entities authorized to operate in their systems;

- order restatements of financial statements of entities that manage organized exchange markets that are not in compliance with Brazilian corporate law and with applicable regulations; and

- deny approval of rules or procedures, or require their amendment, whenever these rules or procedures are considered to be insufficient for proper operation of the market or in violation of applicable legal or regulatory provisions.

Organized Exchange Markets Structure

An entity that manages organized exchange markets, or a market managing entity, irrespective of the legal form it is organized, must operate with the following bodies:

- Board of Directors;
- Chief Executive Officer;
- Self-regulatory Board;
- Self-regulatory Department; and
- Self-regulatory Department Officer.

Board of Directors

The Board of Directors has authority to, among other matters:

- approve the rules concerning general operation of the market, its internal regulations and the rules concerning listing, suspension and exclusion of entities that are authorized to operate in such market;
- approve the rules concerning listing for trading, suspension and exclusion of securities and relevant issuers, when applicable;
- resolve on the listing, suspension and exclusion of entities that are authorized to operate, except in case of penalties imposed by the Self-regulatory Board;
- determine total or partial suspension of trading sessions;
- elect and dismiss the Chief Executive Officer and other officers; and
- remove the Self-regulatory Department Officer in the cases provided for in the applicable regulations.

The by-laws of the market managing entity must establish the rules concerning composition and operation of the Board of Directors, provided that the majority of its members must be independent directors; and there may not be

more than one director having a relationship with the same entity, conglomerate or economic group authorized to operate.

Chief Executive Officer

The Chief Executive Officer has authority to:

- list, suspend or exclude securities from trading;
- cancel trades carried out in the market, or suspend or request that clearinghouses suspend their settlement, when faced with situations that could characterize violations of applicable laws and regulations;
- establish fees and contributions to be periodically paid by authorized entities, both in connection with issuers and listed securities, as well as the registration and trading fees and any other costs to be charged for the services related to operating, regulating and monitoring the relevant market;
- implement the sanctions determined by the Self-regulatory Board; and
- inform the CVM immediately of any event that could affect regular operation of the markets, even if only temporarily.

Self-regulatory Structure

The Self-regulatory Board, the Self-regulatory Department and the Self-regulatory Department officer are bodies of the market managing entity responsible for the supervision of the transactions carried out on its systems, the entities authorized to operate and the entity's management.

The Self-regulatory Board, the Self-regulatory Department and the Self-regulatory Department officer are required, pursuant to applicable regulations and the by-laws and internal regulations of the market managing entity, to monitor compliance with the rules of operation of the market and of the market managing entity and to impose the applicable penalties, at any time or upon request of the Chief Executive Officer or of third parties.

Self-regulatory Board

The Self-regulatory Board is required to supervise the activities of the Self-regulatory Department and to judge the proceedings that it institutes and conducts.

The Self-regulatory Board is required, among others:

- to approve the regulations providing for the rules for filing and conducting administrative proceedings and negotiating and executing commitment instruments, provided that such regulations and any of its amendments will only be effective upon the approval of the CVM;
- to order the Chief Executive Officer to impose the penalties provided in applicable regulations;
- to draft its own internal regulations;
- to approve the reports provided for in applicable regulations, as well as information concerning any measures, recommendations and exceptions that have been proposed as a result of facts; and
- to approve the budgetary proposal and the annual operating program of the Self-regulatory Department.

The Self-regulatory Board must be made up of at least three members, all of whom are to be elected and removed by a shareholders' meeting. At least two thirds of the Self-regulatory Board members must be independent members.

Self-regulatory Department

The market managing entity must maintain a Self-regulatory Department that monitors the transactions and the parties authorized to trade in such market, establishes efficient mechanisms and procedures to control compliance with its rules of conduct, and prevents abnormal trading conditions, or behaviors that may jeopardize the operational regularity, the transparence and the credibility of the market.

It is also incumbent upon the Self-regulatory Department:

- to monitor the transactions carried out in the market, with the purpose of detecting any violations of applicable laws and regulations;
- to directly or indirectly monitor entities authorized to operate in the market;
- to initiate and conduct disciplinary administrative proceedings to assess violations of applicable laws and regulations;
- to propose to the Self-regulatory Board application of the appropriate penalties for violations; and
- to examine any complaints concerning operation of the organized markets, monitoring their progress and the measures that have arisen from these complaints.

The Self-regulatory Department Officer is responsible for supervising the activities of the Self-regulatory Department. The Self-regulatory Department Officer is elected by the Board of Directors from among the independent members of the Board of Directors, and will be also be a member of the Self-regulatory Board.

Except for the Self-regulatory Department Officer, the members of the Board of Directors and of the Executive Board of the market managing entity and any of its employees and representatives can not be engaged in any of the activities of the Self-regulatory Department.

Trading with Securities

Trading in organized exchange markets involves securities registered with the CVM, indices and derivatives based on securities, government securities and bonds, instruments of credit issued by private institutions and other assets, provided that their listing is authorized by the Central Bank or by the CVM.

The entities that manage organized exchange markets are responsible for establishing the requirements for listing securities for trading on their trading floors and systems, as well as the conditions for suspension or cancellation of such listing.

Regulation of Derivatives

As of the date hereof, a new CVM proposal that would regulate the prior examination and approval by the CVM of derivatives models to be traded in organized exchanges or OTC markets was submitted to a public hearing and depends on the CVM's final approval to become effective. While CMN Resolution No. 1,190 already requires prior examination and approval by the CVM of derivatives models, under the new regulation the CVM examination would only be conducted after a preliminary investigation by the private entity managing the relevant market where the derivatives will trade. Only after the preliminary examination and upon request by such private entity may the contract be examined and approved by the CVM.

The new rule would require that only models of standardized contracts listed for trading in organized markets be approved in advance by the CVM. Non-standardized contracts that are privately traded by the relevant parties and then registered in exchange markets will not require approval from the CVM, but only from the private market managing entity.

In any event, the approval is required only for the contract model, not for the contract itself. In this sense, routine amendments deriving from the mere course of time (impacting, for instance, settlement dates) or from the change of prices of the underlying assets will not give rise to the need of new approvals by the CVM or by the private market managing entity.

Regulation of Clearinghouses

Our three clearinghouses are authorized to operate and are supervised by the Central Bank, and have to follow the principles and guidelines of the *Sistema de Pagamentos Brasileiro* (Brazilian Payments System), or SPB, of which they are members. According to the Central Bank criteria, they are classified as systemically important clearinghouses, inasmuch as they clear and settle trades of a volume and/or a nature that could present risk to the soundness and normal operation of the Brazilian financial system.

SPB

The SPB was designed by the Central Bank to enhance to the reliability, transparency and efficiency of the Brazilian financial system concerning the new payment mechanisms implemented in 2002. Through the SPB, financial transfers for settlement of transactions involving interbank currency exchange, exchanges in general, government bonds and interbank transfers are enabled for settlement by clearinghouses for liquid amounts. These clearinghouses, which assume the position of central counterparties for all of the transactions that they settle, must have collateral and the necessary protection to manage the risks that they assume. In addition, a set of rules was created to protect the collateral granted to the clearinghouses, even in the case of bankruptcy of their depositors.

The SPB consists of a clearing service for checks and other credit instruments, clearinghouses or other clearing agents, clearing and settlement of electronic debit and credit orders, transfer of funds and other financial assets, clearing and settlement of transactions with securities, clearing and settlement of transactions carried out in commodity and futures exchanges, and others, including any that involve operations with financial derivatives.

Pursuant to CMN Resolution No. 2,882/01, it is the Central Bank's responsibility to promote normal operation and continued enhancement of the SPB. In addition, CMN Resolution No. 2,882/01 confers authority on the Central Bank to authorize and regulate the operation of the clearing and settlement systems. Except for government bonds and private securities issued by banks, the authority of the Central Bank is shared with the CVM in connection with the settlement of transactions with securities.

Regulation of the BM&F Settlement Bank

In 2004, the CMN authorized futures exchanges to incorporate commercial banks to act as the central counterparty and settlement or custody agent on behalf of such exchanges and agents responsible for the transactions carried out on such exchanges. Accordingly, we created the BM&F Settlement Bank, which began operations in November of 2004.

As a financial institution, the BM&F Settlement Bank is subject to a specific regulatory system and to the supervision of the Central Bank, including:

- the need for prior authorization of the Central Bank for incorporation and operation, increasing the capital stock, change of control and creating or transferring head offices and branches (in Brazil or abroad);
- minimum capital requirements and compulsory reserves and operating limit requirements;
- presentation of audited annual and semi-annual financial statements, revised quarterly financial statements and unaudited monthly financial statements; and
- full access to the Central Bank for information on credit, foreign exchange and import and export transactions and other economic activities.

Financial institutions such as the BM&F Settlement Bank primarily operate subject to Law No. 4,595/64, as well as applicable regulations issued by the CMN and by the Central Bank. According to the CMN rules and regulations, financial institutions' activities are directly monitored by the Central Bank, and governed by laws applicable to the Brazilian financial system in general.

Intervention and Extrajudicial Liquidation

We, our clearinghouses and the BM&F Settlement Bank are subject to the procedures established by Law No. 6,024/74, providing for the intervention and extrajudicial liquidation of financial institutions and of other equivalent entities.

Intervention

Pursuant to Law No. 6,024/74, the Central Bank must intervene in the management of any financial institution that:

- suffers losses that represent a risk to creditors, due to mismanagement;
- repeatedly violates the rules of the financial system; or
- undergoes circumstances that could lead to bankruptcy.

Intervention is limited to six months, which can be extended once by decision of the Central Bank for another six months. During intervention, all liabilities of the financial institution for unpaid obligations, for obligations incurred prior to the intervention and not yet due and for deposits are temporarily stayed.

The intervention process ceases in the following cases:

- if the Central Bank acknowledges that the irregularities that gave rise to the intervention have been eliminated;
- with permission of the Central Bank, if third parties agree to assume management of the financial institution after having made available sufficient collateral; or
- when extrajudicial liquidation or bankruptcy of the financial institution is ordered by a competent court or administrative body.

Upon request of the administrator of the estate, the Central Bank may decree liquidation of the financial institution or authorize the administrator to file for bankruptcy if the assets of the institution are insufficient to pay at least 50% of the unsecured debts, or when extrajudicial liquidation is deemed to be inconvenient, or when the complexity of the institution's business or the graveness of the situation warrant such measure.

Extrajudicial Liquidation

The Central Bank will liquidate a financial institution:

- upon request of the management bodies of the financial institution if the relevant by-laws so authorize them;
- upon justified request of the administrator of the estate; or
- regardless of any request, (1) in case there are facts detrimental to its economic or financial situation, particularly when it fails to perform its obligations upon maturity, (2) by showing proof of insolvency, (3) if the financial institution seriously violates the laws and regulations of the financial market, (4) if the financial institution suffers losses that expose its unsecured creditors to abnormal risks, (5) if, upon revocation of its authorization to operate, the financial institution fails to initiate liquidation within 90 days, or if initiated, the Central Bank decided that the liquidation process will be detrimental for the creditors.

A decree of extrajudicial liquidation produces the following effects:

- automatic stay of actions and suits concerning rights and interests related to the property of the financial institution, as well as impossibility to file new actions and suits against the financial institution during the liquidation;
- early maturity of the obligations of the financial institution;

- failure to comply with punitive clauses of unilateral agreements that expire on account of the decree of liquidation;
- no accrual of interest against the estate for as long as the outstanding liabilities are not fully paid;
- interruption of the statutes of limitations to bring claims against the financial institution for breach of obligations;
- interruption of monetary adjustment of liabilities and debts; and
- automatic stay of monetary penalties for violation of criminal or administrative laws.

Extrajudicial liquidation will cease:

- if the interested parties agree to continue the business of the financial institution, presenting collateral as required by the Central Bank;
- upon approval of the liquidator's accounts and dissolution of the financial institution before the relevant public registry; or
- upon liquidation decree by a competent court.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

09.03 – BUSINESS SEASONALITY

SEASONALITY

We identify material seasonal factors that influence trading in our financial products. Crop produce and off-season crop produce greatly influence trading in derivatives based on softs and other agricultural commodities, such that trading in these products do present a certain degree of seasonality. However, given that in the last few years our revenues from trading in these derivatives represented less than one percent of our total revenues, we do not believe the effects of seasonality would materially affect our results of operations.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

10.01 – PRODUCTS AND SERVICES OFFERED

1 – ITEM	2 – MAIN PRODUCTS AND/OR SERVICES	3 – % NET REVENUE
01	Trading, clearing and/or settlement systems - derivatives	87.43
02	Trading, clearing and/or settlement systems - foreign exchange	5.03
03	Trading, clearing and/or settlement systems – securities	0.21
04	Products and services offered by BM&F Settlement Bank	0.31

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

11.01 – PRODUCTION PROCESS - BUSINESS

BUSINESS

Overview

We are one of the world's largest futures exchanges, the largest in Latin America based on number of contracts traded and the only futures exchange operating in Brazil. During the nine-month period ended September 30, 2007, an average of approximately 1.8 million derivatives contracts were traded and/or registered on our systems daily, representing a 61.6% increase compared to the same period in 2006. In 2006, an average of approximately 1.2 million derivatives contracts were traded and/or registered on our systems per day, representing a 37% increase as compared to 2005. In the four-year period from September 30, 2003 to September 30, 2007, our compounded annual growth rate in number of contracts traded was 35%. On September 30, 2007, our open interest was approximately 18.3 million contracts (or approximately R$1.98 trillion in notional value) across a broad range of derivatives products. The following table highlights the top ten futures exchanges in the world by contract trading volume from January to May of 2007:

Position	Futures Exchange	Traded Contracts January to May 2007 (In million contracts)
1	CME Group[(1)]	856.9
2	Eurex	452.0
3	Euronext	217.3
4	**Bolsa de Mercadorias & Futuros-BM&F**	159.5
5	New York Mercantile Exchange (NYMEX)	111.3
6	National Stock Exchange of India (NSE)	102.8
7	JSE Securities Exchange South Africa	71.9
8	Mexican Derivatives Exchange (MexDer)	66.5
9	ICE Futures	55.7
10	Dalian Commodity Exchange (DCE)	40.4

Source: BM&F (based on data published by the FIA).

(1) Includes the volumes of both the Chicago Mercantile Exchange (CME) and Chicago Board of Trade (CBOT).

We develop and manage systems for the trading and settlement of securities and derivatives products based on interest rates, foreign exchange, equity and inflation indices, financial indicators, commodities (including environmental commodities), energy prices, transportation and climate, for both immediate and future settlement. We seek to provide our clients with products that allow them to hedge against risks, arbitrage prices between markets and/or securities, diversify investment allocations and leverage investment strategies.

We have a vertically integrated business model offering services across the trading and settlement life cycles of derivatives contracts. Our services include: (1) trading systems including floor, electronic and web-based trading (WebTrading); (2) registration systems for trades performed in the OTC market; (3) clearing and settlement systems integrated into a robust financial safeguard structure and a sophisticated risk management system, which enable us to act as a central counterparty, or CCP; and (4) custody systems for agribusiness, gold certificates and other assets and securities.

Trade registration, clearing, settlement and risk management activities are conducted through our three clearinghouses, the Derivatives Clearinghouse, the Foreign Exchange Clearinghouse and the Securities Clearinghouse, and by our settlement bank, the BM&F Settlement Bank. Our clearinghouses and the BM&F Settlement Bank are integrated to ensure the settlement of every transaction traded by us, helping to maintain the integrity of our financial markets.

Through our 66 member brokers, we offer customers a complete and diversified suite of products and services with a continued focus on innovation. The main derivatives contracts traded on our systems are interest rate futures contracts (interbank deposit futures, or ID futures), Brazilian *real*/U.S. dollar futures contracts (U.S. dollar futures), equity index futures contracts, futures based on the Ibovespa equity index and local U.S. dollar interest rate futures contracts (U.S. dollar spread forward rate agreements, or FRAs). We also offer our clients futures and options contracts based on agricultural commodities including coffee, livestock, feeder cattle, soybeans, corn, cotton, sugar, and more recently, ethanol. In addition, we register and settle OTC derivatives contracts consisting mainly of interest rate swaps, exchange rate swaps, inflation rate swaps and equity index swaps, as well as exotic options based on these assets.

In order to further grow our business, we have also implemented trading and settlement systems for spot contracts, such as U.S. dollar spot contracts (with physical delivery) and spot contracts based on government securities (including spot and forward purchases and sales, repo transactions and loans). The following table sets forth the average daily trading volumes of our most active derivatives contracts during the periods indicated:

Contract	Average Daily Volume: For the Nine-month Period Ended September 30, 2006	Average Daily Volume: For the Nine-month Period Ended September 30, 2007	% Growth (%)
	(In number of contracts)		
Interbank deposit futures	625,640	969,699	55.0
U.S. dollar futures	209,112	340,019	62.6
Ibovespa futures	64,647	109,132	68.8
Forward Rate Agreements (FRA)	63,459	89,440	40.9
Other	149,555	288,968	93.2
Total	1,112,414	1,797,257	61.6

Our revenues are mainly derived from trade execution, clearinghouse and CCP fees and market data sales. The following table sets forth selected financial information for the periods indicated, including our unaudited consolidated pro forma financial information giving effect to our demutualization and conversion to a for-profit company. For additional information on the consequences of our demutualization and conversion to a for-profit company and on certain changes in our business model, see "Unaudited Pro Forma Consolidated Financial Information."

	Actual							Pro forma			
	Year Ended December 31,				Nine-month Period Ended September 30,			Year Ended December 31,		Nine-month Period Ended September 30,	
	2004	2005	2006	2006	2006	2007	2007	2006	2006	2007	2007
	(In R$ million)			(In US$ Million)	(In R$ million)		(In US$ million)	(In R$ million)	(In US$ million)	(In R$ million)	(In US$ million)
Net revenues	237.0	229.7	295.6	160.8	219.6	292.6	159.1	388.2	211.1	424.3	230.7
EBITDA	53.6	50.2	90.0	48.9	64.9	136.5	74.3	171.6	93.3	229.0	124.6
EBITDA margin	22.6%	21.8%	30.4%	30.4%	29.6%	46.7%	46.7%	44.2%	44.2%	53.9%	53.9%
Net income	80.4	132.1	191.0	103.9	143.1	222.0	120.7	197.2	107.2	225.0	122.3

We have a diverse and global client base with significant growth potential. The table below illustrates the percentage participation in the total number of contracts traded on our systems in 2006 by investor segment:

Type of Investor	Participation (%)
Brazilian financial institutions	51.4
Brazilian institutional investors (investment funds, insurance companies and pension funds)	24.6
Non-resident investors (foreign banks, hedge funds and others)	14.7
Brazilian individuals	7.5
Non-financial companies headquartered in Brazil	1.9
Total	100.0

(1) On April 17, 2006, for contracts based on the Ibovespa index, one Ibovespa point was reduced from R$3.00 to R$1.00, such that for adequate comparability of volumes traded before and after the change in point value, the volume of Ibovespa futures contracts, Ibovespa options and Ibovespa exotic options traded before April 17, 2006 were multiplied by 3.

Our continued investment in technology helps maintain robust and efficient trading, clearing, settlement and risk management systems. In addition, our systems are highly scalable with significant operating leverage and can be

expanded to accommodate significantly higher trading volumes with minimal investment requirements. We have also developed contingency systems to mitigate operational risk through the creation of two identical technology centers that have been developed in accordance with international standards. Our technology centers are updated simultaneously, replicating all of their functionality for immediate and automatic data recovery in case of failure.

Business Model

We have a fully integrated business model providing services at all stages of the trading and settlement cycles of securities and derivatives contracts. These services include: (1) trading system, including floor, electronic and web-based trading (WebTrading); (2) registration systems for trades performed in the OTC market; (3) clearing and settlement systems integrated into a robust financial safeguard structure and a sophisticated risk management system, which will enable us to act as a central counterparty, or CCP; and (4) custody systems for agribusiness, gold certificates and other assets and securities.

The table below shows the main components of our business model and how they interact.

Derivatives, Foreign Exchange and Securities Trading Systems

Derivatives	Foreign Exchange	Securities
Trading channels • Floor trading • Electronic trading (GTS) • WebTrading • OTC market (BM&F registration)	*Trading channels* • Floor trading (spot U.S. dollar) • OTC market (BM&F registration)	*Trading channels* • Electronic trading (SISBEX) • OTC market (BM&F registration)
Traded products Futures, options and swaps based on: • interest rates • foreign exchange rates • equity indices • price indices • agribusiness and energy commodities	*Traded products* Interbank spot U.S. dollar for physical delivery on T+0, T+1 or T+2	*Traded products* Government-issued securities for prompt or forward settlement traded in: • purchase and sale transactions • repos • lending transactions
⇩	⇩	⇩

Registration, Clearance, Settlement and Risk Management Systems

Derivatives Clearinghouse	Foreign Exchange Clearinghouse	Securities Clearinghouse
• Provides registration, clearing, settlement and risk management services for derivatives transactions.	• Provides registration, clearing, settlement and risk management services for spot U.S. dollar transactions in the interbank market.	• Provides registration, clearing, settlement and risk management services for government-issued securities transactions.
• Acts as a central counterparty in the derivatives market, ensuring the settlement of trades.	• Acts as a central counterparty in the spot U.S. dollar market; uses PVP settlement to ensure the settlement of trades.	• Acts as a central counterparty in the government-issued securities market; uses DVP settlement to ensure the settlement of trades.

The Central Bank regards our three clearinghouses as systemically important. They are relevant contributors of greater efficiency to the SPB.

BM&F Settlement Bank

Performs an important supplementary role in the model adopted for our three clearinghouses, permitting prompt access to the Central Bank credit facility, which significantly mitigates the liquidity risk our clearinghouses face. Provides market participants, in particular commodity brokers and clearing agents, with services and solutions specifically designed to have effective settlement services and management of collateral, assets and securities under custody, which are highly specialized and suitable to the needs of the financial intermediation industry.

Trading and Registration Systems

Floor

Our trading floor has been operating for 21 years and is one of the most active trading floors in the world. Key floor participants include floor brokers who represent commodity and commodity futures brokers, as well as floor traders, or locals, who operate for their own accounts. Our trading floor is equipped with flat-panel display screens, scrolling tickers and LED wallboards displaying key financial market data, quotes, indices and other relevant information. The floor also features a special surveillance and monitoring structure, including audio and video recordings of all trading pits. Our floor sessions constitute a trading channel that market participants recognize as a valuable, transparent and efficient element in establishing the market prices of contracts traded in this environment.

While some of the most liquid derivatives continue to be traded on our trading floor, these derivatives are predominantly traded electronically before the trading session opens, during lunch time and after the closing of trading on our floor sessions. Additionally, trading in the spot U.S. dollar market, which involves contracts that require prompt delivery and immediate payment, takes place on our trading floor, with physical clearing and settlement carried out through our Foreign Exchange Clearinghouse.

Electronic Trading Platforms (GTS, SISBEX and WebTrading)

In 2000, we adopted our Global Trading System, or GTS, which is our electronic derivatives trading platform. Except for contracts traded on the OTC market and those being simultaneously traded on our floor, all other derivatives traded on our markets can be traded through our GTS system. This system is reliable and efficient and accounts for over 50% of all derivatives contracts traded on our systems, as illustrated in the graph below.

Monthly Share of Our Electronic Trading System in the Total Number of Traded Contracts


Share
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Date

At the end of 2004, we launched an Internet-based system for online trading in mini-derivatives contracts called WebTrading that is intended to increase usage of our services by attracting retail investors and traders. Customers seeking to trade in mini futures contracts based on the U.S. dollar, Ibovespa, livestock and coffee can access our WebTrading system online, transmitting purchase and sale offers directly into the system. The offers accepted through the WebTrading system are automatically included in our GTS system, where bids and asks are matched.

We have also adopted an electronic trading and registration system called Sisbex that facilitates trading of government bonds and government-issued securities. In particular, Sisbex facilitates final buy and sell contracts, repo transactions and securities lending transactions.

Registration of OTC Market Transactions

Our Derivatives Clearinghouse provides registration services for transactions performed on the OTC market including swaps and exotic options based on foreign exchange rates, interest rates, inflation indices and equity indices. Our OTC products provide customers with customized hedging alternatives that address their specific business requirements and/or investment portfolios.

Clearing and Settlement Systems

Our three clearinghouses and the BM&F Settlement Bank coordinate the registration, clearing, settlement and risk management activities associated with trades executed on our exchange. The three clearinghouses consist of the Derivatives Clearinghouse, the Foreign Exchange Clearinghouse and the Securities Clearinghouse. The clearinghouses and the BM&F Settlement Bank are fully integrated to ensure the integrity and effective functioning of our exchanges.

Our three clearinghouses act as central counterparties for the transactions registered in our systems. They utilize multilateral netting to settle transactions, thereby reducing the number of payment orders institutions are required to make, which further serves to reduce transaction costs and related operational risks. Furthermore, given that our clearinghouses act as central counterparties, we are able to effectively net settlement amounts, mitigating credit risk for market participants. In doing so, clearinghouses rely on a risk management system that effectively measures transaction risks on a real-time basis and determines the collateral amount necessary to mitigate these risks. As of September 30, 2007, our clearinghouses recorded total collateral pledged by market participants amounting to approximately R$84.4 billion.

Our Derivatives Clearinghouse manages risks and settles futures and options contracts, as well as swaps contracts upon the parties' request. As of September 30, 2007, our open interest amounted to 18.3 million derivatives contracts, corresponding to approximately R$1.9 trillion in notional value.

Our Foreign Exchange Clearinghouse is responsible for the registration, clearing, settlement and risk management of spot U.S. dollar transactions (*dólar pronto*) traded in the Brazilian interbank market. Trades registered and accepted in our Foreign Exchange Clearinghouse may be executed by private deals or on the floor-traded spot U.S. dollar market on our exchange. Trades registered on our Foreign Exchange Clearinghouse are cleared and settled by physical delivery of local currency deposited into an account held by the Foreign Exchange Clearinghouse at the Central Bank against delivery of U.S. dollars deposited into accounts our Foreign Exchange Clearinghouse holds at correspondent banks in New York City. By adopting payment versus payment settlement, or PVP, our Foreign Exchange Clearinghouse has eliminated the risk of default on principal, using collateral pledged to mitigate volatility risk. During the nine-month period ended September 30, 2007, the average daily traded volume of our Foreign Exchange Clearinghouse was approximately R$5.5 billion, which, on average, corresponds to 91.4% of the total volume of transactions.

Our Securities Clearinghouse is responsible for the registration, clearing, settlement and risk management of transactions involving Brazilian government-issued securities, which includes purchase and sale transactions for prompt or forward settlement, repo and lending transactions. Trades registered and accepted by our Securities Clearinghouse can originate from private trading on the OTC market or from online trading through our SISBEX electronic system. During the nine-month period ended September 30, 2007, the average daily traded volume registered at our Securities Clearinghouse was approximately R$17.6 billion, which, on average, corresponds to 13.0% of the total volume of trades in government-issued securities taking place in the Brazilian market, including purchase and sale transactions and repo transactions, but excluding Central Bank's transactions and double counting arising from intermediated transactions.

Enhancement to the function and services offered by our Securities Clearinghouse are in the final stage of development and should be completed in the first quarter of 2008. Upon completion of our Securities Clearinghouse systems, we will account for an increasingly greater share of the volume of trading in government-issued securities in the Brazilian market.

The BM&F Settlement Bank performs an important supplementary role for the operation of our clearinghouses and risk management systems. Through the BM&F Settlement Bank, our clearinghouses can promptly access the intraday Central Bank credit facility, which mitigates possible liquidity risk, particularly when it is necessary to access customer collateral and/or liquidate government securities pledged as collateral. In addition, the BM&F Settlement Bank provides market participants, in particular commodity brokers and clearing agents, with services and solutions designed to facilitate efficient and cost-effective settlement processes and management of collateral, assets and securities under custody.

Custody Systems for Agribusiness, Gold Certificates and Other Assets and Securities

In addition to our trading, settlement and risk management systems, our clearinghouses and the BM&F Settlement Bank also offer custody services for agribusiness, gold certificates and other assets and securities, which are provided in a supplementary and integrated manner through our vertical business model.

Custody System for Agribusiness Securities

Through our *Sistema de Registro de Custódia de Títulos do Agronegócio* (System for Registration of Agricultural Securities Custody), or SRCA, we offer custody services of rural product notes, or CPR, agricultural certificates of deposit agribusiness warrants, or WA, agribusiness letters of credit, or LCA, agribusiness credit rights certificates, or CDCA, agribusiness receivables certificates, or CRA, and other securities. Agribusiness securities registered in our SRCA system may be traded via the Brazilian Commodities Exchange system. Certain securities may also be pledged as collateral for contracts traded in our markets and registered in our Derivatives Clearinghouses. In the future, we may also accommodate physical delivery of agribusiness futures through securities registered in our SRCA system. This added capability is expected to improve trading in agricultural commodity derivatives.

As of September 30, 2007, there were 11,606 agribusiness securities registered in our SRCA system totaling R$1.92 billion.

Fungible Custody for Gold

Our fungible custody of gold consists of book-entry registration of gold bars, which permits trading in our systems and their use for settlement of futures and options contracts based on gold. Gold can also be pledged as collateral in our Derivatives Clearinghouse.

As of September 30, 2007, there were 5.96 metric tons of gold registered in our custody system, totaling R$262 million.

Other Assets and Securities Custody

The BM&F Settlement Bank provides custody services of assets and securities in general. Among its main objectives, the bank seeks to expand its custody services to non-resident investors in the Brazilian markets.

As of September 30, 2007, the total financial value of the assets and securities under custody of the BM&F Settlement Bank totaled R$273.9 million.

Other Services

Commodity Classification (Cotton, Coffee and Corn)

Through our classification laboratories, we provide cotton, coffee and corn classification services. The São Paulo Commodities Exchange, or BMSP, began to provide cotton and coffee classification services in 1922 and 1978, respectively. Those services were later transferred to us. In 2004, we began to provide corn classification services. Our laboratories are located: (1) in the city of Sorriso, state of Mato Grosso, with capacity to classify 655 thousand cotton bales per year; and (2) in the city of Rondonópolis, state of Mato Grosso, with capacity to classify 1 million cotton bales per year. The agreement we executed with the Brazilian Association of Cotton Exporters (*Associação Nacional dos Exportadores de Algodão*), or ANEA, enables us to classify high quality cotton for exports and issue certificates, which are subsequently used both for export and domestic sales purposes. In the nine-month period ended September 30, 2007, we classified 231,200 metric tons of cotton and 42,400 metric tons of coffee.

Sale of Market Data and Information from our Trading Systems

Our trading systems tabulate market data and information on the prices of assets and securities traded on our markets. We provide real-time transmission of this data to all subscribing vendors who then broadcast or retransmit our information signals to their customers through their own systems and terminals. As of September 30, 2007, we had agreements to sell our information signals to 31 different vendors, including Reuters, Bloomberg, Agência Estado and other agencies, which account for over 27,000 display terminals worldwide.

Products Listed for Trading and/or Registration in our Systems

We have a broad and diversified list of contracts authorized to be traded on our markets. This includes derivatives based on a variety of assets, other than spot U.S. dollar, gold and government-issued securities.

The table below sets forth information on the average daily number of derivatives contracts traded in our markets in the periods indicated.

	Average Daily Volume(1)					Percentage Change September 2006/ September 2007 (%)
	Year Ended December 31,			Nine-month Period Ended September 30,		
	2004	2005	2006	2006	2007	
	(In number of contracts)					
ID futures and options and IDI index options	421,994	501,421	710,507	673,293	1,053,628	56.5
IDxUS dollar spread futures, swaps and FRA	136,504	87,557	63,246	64,193	89,617	39.6
U.S. dollar futures and options	110,126	167,913	265,696	257,243	455,829	77.2
Ibovespa futures and options	86,191	73,794	67,594	64,708	112,593	74.0
Coffee futures and options	2,708	2,048	2,282	2,115	3,272	54.7
Livestock futures and options	907	1,251	1,599	1.310	3,282	150.6
Mini futures contracts	—	4,623	36,732	28.916	64.350	122.5
OTC and other listed futures and options	47,031	13,513	19,813	20,635	14,686	(28.8)
Total	805,461	852,121	1,167,470	1,112,414	1,797,257	61.6

Source: BM&F.

(1) Average calculated based on the total number of days during which our trading sessions were open.

Our derivatives contracts may be classified into the following categories:

- *Interest rates and inflation indices:*
  - Futures contracts based on the local interest rate, the local U.S. dollar interest rate, Brazilian sovereign debt bonds, or Global Bonds, inflation indices and U.S. Treasury Notes; and
  - Options contracts based on the local interest rate.
- *Exchange rates:*

- Futures contracts based on the *real*/U.S. dollar exchange rate and *real*/*euro* exchange rate; and
- Options contracts based on the *real*/U.S. dollar exchange rate.

- *Equity indices:*
  - Futures contracts based on the BOVESPA Index, or Ibovespa, and the Brazil Index 50, or IBrX-50; and
  - Options contracts based on the Ibovespa futures.

- *Commodities:*
  - Futures contracts based on Arabica coffee, robusta-conillon coffee, live cattle, feeder cattle, soybeans, ethanol, corn, crystal sugar, cotton and gold; and
  - Options contracts based on futures contracts of the above commodities.

- *Mini derivatives contracts traded on our WebTrading system:*
  - Mini futures contracts based on U.S. dollar, Ibovespa, Arabica coffee and live cattle.

- *OTC derivatives settled through our Derivatives Clearinghouse:*
  - Swap contracts of fixed and floating interest rates, inflation indices, exchange rates (U.S. dollar, *euro* and Yen), equity indices (Ibovespa, IBrX-50 and other stock baskets) and gold; and
  - Flexible options contracts based on the *real*/U.S. dollar exchange rate, Ibovespa and the local interest rate (whose strike prices, contract sizes, maturities and barriers are defined by the parties).

We also offer our customers the following types of transaction:

- *Spot U.S. dollar transactions settled through our Foreign Exchange Clearinghouse:*
  - Interbank U.S. dollar purchase and sale to be settled on T+0, T+1 or T+2.

- *Government-issued securities transactions settled through our Securities Clearinghouse:*
  - Purchase and sale for prompt or forward settlement of government-issued securities (fixed or floating rate, U.S. dollar-indexed and price index-linked securities);
  - Repo and lending transactions of government-issued securities.

Below is a brief description of the main characteristics of our most liquid contracts and the volume of contracts traded in the years ended December 31, 2004, 2005 and 2006, as well as in the nine-month periods ended September 30, 2006 and 2007.

Exchange-Traded Derivatives Based on Interest Rates

Our most liquid derivatives contract is the ID (interbank deposit) futures contracts. The ID futures contract permits trading on the Brazilian fixed interest rate for different maturities and is an important element of the Brazilian financial system. It is used to hedge lending and funding transactions and to hedge government-issued securities transactions. ID futures are also used for arbitrage purposes and to leverage positions.

Options trading on ID futures and on the IDI Index are supplementary strategies that market participants may employ. Specifically, these options permit the structuring of more sophisticated hedging strategies. The table below sets forth the average daily number of ID futures, options on ID futures and options on IDI Index traded on our systems between 2004 and 2006 and in the nine-month periods ended September 30, 2006 and 2007.

	Average Daily Volume[1]				
	Year Ended December 31,			Nine-month periods ended September 30,	
	2004	2005	2006	2006	2007
	(In number of contracts, except percentages)				
ID futures and options on futures and IDI Index options	421,994	501,421	710,507	673,293	1,053,628
% variation	77.2%	18.8%	41.7%	—	56.5%

Source: BM&F.
(1) Average calculated based on the total number of days during which our trading sessions were open.

The futures contract based on the local interest rate denominated in U.S. dollars (IDxU.S. dollar spread futures) may be traded directly or through a structured transaction known as forward rate agreement, or FRA. From a strategic standpoint, the forward rate agreement permits market participants to combine, in a single trade, the purchase/sale of a short month of the ID/US dollar spread futures with the sale/purchase of a long month of the same contract.

The table below sets forth the average daily number of the IDxUS dollar spread futures contracts, the IDxUS dollar swaps with reset (under which a position is reset daily) and the IDxUS dollar spread FRA traded on our systems between 2004 and 2006 and in the nine-month periods ended September 30, 2006 and 2007.

	Average Daily Volume[1]				
	Year Ended December 31,			Nine-month periods ended September 30,	
	2004	2005	2006	2006	2007
	(In number of contracts, except percentages)				
IDxUS dollar spread futures, swaps and FRA	136,504	87,557	63,246	64,193	89,617
% growth (decline)	44.0%	(35.9)%	(27.8)%	—	39.6%

Source: BM&F.
(1) Average calculated based on the total number of days during which our trading sessions were open.

The decrease in volume traded in 2005 and 2006 is mainly due to the decrease in Brazilian U.S. dollar-indexed public debt. The recovery seen in 2007 follows the trend of strong market growth as a whole, although at a slower pace.

Exchange-traded Derivatives Based on the Exchange Rate

Our second most liquid derivatives contract is the U.S. dollar futures contract. This contract does not require physical delivery by the parties. The price differential is simply paid on the notional amount of the contract based on the *real*/U.S. dollar exchange rate on maturity, pursuant to the PTAX exchange rate as of the date of maturity, as announced by the Central Bank. This contract is commonly used by bank treasuries, investments funds, non-resident investors and export and import companies, mainly to hedge their foreign exchange assets and liabilities, arbitrate prices with other foreign currency markets and leverage positions.

Exchange-traded options on spot U.S. dollars are also liquid. They are used as an alternative option by customers in the U.S. dollar markets. We structured an instrument called *volatilidade de taxa de câmbio* (exchange rate volatility), or VTC, which combines in a single trade the purchase/sale of the U.S. dollar futures with the sale/purchase of an option on the spot U.S. dollar, where the ratio between the number of each contract is established based on the option delta. A VTC is a simple and efficient way to address volatility in the Brazilian *real*/U.S. dollar exchange rates and significantly mitigate the operational risk of combined futures and options transactions.

The table below presents the average daily number of U.S. dollar futures and options on spot U.S. dollars traded on our systems between 2004 and 2006 and in the nine-month periods ended September 30, 2006 and 2007.

	Average Daily Volume[1]				
	Year Ended December 31,			Nine-month periods ended September 30,	
	2004	2005	2006	2006	2007
	(In number of contracts, except percentages)				
U.S. dollar futures and options	110,126	167,913	265,696	257,243	455,829
% growth	43.1%	52.5%	58.2%	—	77.2%

Source: BM&F.
(1) Average calculated based on the total number of days during which our trading sessions were open.

Exchange-traded Derivatives Based on Equity Indices

Our third most liquid derivatives contract is the Ibovespa futures. This is a highly liquid, efficient and inexpensive alternative to hedge long positions in cash equities. In bear market periods, selling Ibovespa futures is a way to hedge long equity positions. Conversely, in bull market periods, holding Ibovespa futures positions may be an equally liquid, efficient and inexpensive alternative for investors expecting an appreciation in the Brazilian equity markets.

The table below presents the average daily volume of Ibovespa futures and options on Ibovespa futures contracts traded on our market between 2004 and 2006 and in the first nine-month periods ended September 30, 2006 and 2007.

	Average Daily Volume[1]				
	Year Ended December 31,			Nine-month periods ended September 30,	
	2004	2005	2006	2006	2007
	(In number of contracts, except percentages)				
Ibovespa futures and options[2]	86,191	73,794	67,594	64,708	112,593
% growth (decline)	8.8%	(14.4)%	(8.4)%	—	74.0%

Source: BM&F.

(1) Average calculated based on the total number of days during which our trading sessions were open.

(2) Average daily number adjusted in 2004, in 2005 and until April 17, 2006 to reflect a change in index point value from R$3.00 to R$1.00, so the number of trades was multiplied by three.

Exchange-traded Derivatives Based on Agricultural Commodities

Our most liquid agricultural commodity derivatives contracts are the Arabica coffee and livestock futures contracts. The total number of Arabica coffee futures contracts traded on our market in 2006 represented approximately 1.7 times the total Brazilian crop of that commodity for that year. In the same period, the number of live cattle futures contracts traded represented approximately 26.3% of the total Brazilian beef cattle sold by producers inspected by federal, state and municipal sanitary authorities and 76.4% of the Brazilian exports of this commodity.

Other commodity derivatives contracts that currently present high potential for future growth include, but are not limited to, ethanol, corn and soybean futures contracts.

The tables below set forth the average daily number of Arabica coffee and livestock futures contracts traded on our systems between 2004 and 2006 and in the nine-month periods ended September 30, 2006 and 2007.

	Average Daily Volume[1]				
	Year Ended December 31,			Nine-month periods ended September 30,	
	2004	2005	2006	2006	2007
	(In number of contracts, except percentages)				
Coffee futures and options	2,708	2,048	2,282	2,115	3,272
% growth (decline)	31.5%	(24.4)%	11.5%	—	54.7%
Live cattle futures and options	907	1,251	1,599	1,310	3,282
% growth (decline)	99.1%	38.0%	27.8%	—	150.6%

Source: BM&F.

(1) Average calculated based on the total number of days during which our trading sessions were open.

Derivatives Traded on our WebTrading System (Internet)

In 2004, we launched our system for online trading in mini-derivatives contracts accessed through the Internet, or WebTrading. Our main goal was to increase our ability to attract individual retail investors and traders, in particular, medium-and small-sized companies.

The WebTrading internet site offers retail investors with a variety of tools designed to assist with their investment decisions. Some of the capabilities offered by the site include: (1) real-time risk exposure calculations before accepting offers; (2) capability to check trading and open interest limits, price tunnels, and messaging and warning notices; and (3) access reports containing all offers, trades and open interests. This website can easily be tailored to reflect a given broker's brand, visual identity and other characteristics, so that they can offer their customers access to our WebTrading system on a white label basis. Alternatively, brokers may implement their own online trading systems, which may be connected to our WebTrading system through an application program interface system, or API. Currently, 51 brokers have adopted our WebTrading system to extend services to their customers, whereas 21 other brokers have implemented their own websites and trading systems, which are connected to ours via API. In addition, certain brokers use their own and our WebTrading systems simultaneously, depending on the type of customer to whom services are being offered. We also have a trading system operating on Windows™ through the Internet, with 520 display terminals.

The table below sets forth the average daily number of mini futures contracts traded on our WebTrading system between 2004 and 2006 and in the nine-month periods ended September 30, 2006 and 2007, which include mini U.S. dollar, Ibovespa, Arabica coffee and live cattle futures, whose contract sizes are smaller than in other contracts.

	Average Daily Volume(1)				
	Year Ended December 31,			Nine-month periods ended September 30,	
	2004	2005	2006	2006	2007
	(In number of contracts, except percentages)				
Mini contracts	N/A	4,623	36,732	28,916	64,350
% growth	—	N/A	694.5%	—	122.5%

Source: BM&F.
(1) Average calculated based on the total number of days during which our trading sessions were open. Includes only mini futures contracts traded on the WebTrading system.

OTC Derivatives Settled Through our Derivatives Clearinghouse

Our Derivatives Clearinghouse also permits registration of transactions taking place on the OTC market, including swap and exotic options based on exchange rates, interest rates, inflation indices and equity indices.

The table below sets forth the average daily volume of OTC derivatives registered on our systems between 2004 and 2006 and in the nine-month periods ended September 30, 2006 and 2007.

	Average Daily Volume(1)				
	Year Ended December 31,			Nine-month periods ended September 30,	
	2004	2005	2006	2006	2007
	(In number of contracts, except percentages)				
OTC market and other listed futures and options	47,031	13,513	19,813	20,635	14,686
% growth (decline)	(13.6)%	(71.3)%	46.6%	—	(28.8)%

Source: BM&F.
(1) Average calculated based on the total number of days during which our trading sessions were open.

Spot U.S. Dollar Transactions Settled Through our foreign exchange clearinghouse

In the nine-month period ended September 30, 2007, spot U.S. dollar transactions executed through our Foreign Exchange Clearinghouse represented 91.4% of the total interbank U.S. dollar market volume. Most foreign exchange transactions that were not registered at our Foreign Exchange Clearinghouse were purchase and sale transactions performed by the Central Bank. The substantial market share held by our Foreign Exchange Clearinghouse and the dependence of domestic banks on our systems demonstrate the strength of our model.

Unlike exchange-traded derivatives, transactions registered at our Foreign Exchange Clearinghouse are typically measured in terms of total financial volume, rather than the number of contracts traded.

The table below sets forth the average daily financial volume registered at our Foreign Exchange Clearinghouse between 2004 and 2006 and in the nine-month periods ended September 30, 2006 and 2007.

	Average Daily Volume[1]				
	Year Ended December 31,			Nine-month periods ended September 30,	
	2004	2005	2006	2006	2007
	(In R$ million, except percentages)				
Volume	3,114.6	3,507.7	3,853.7	3,782.7	5,549.1
% growth	—	12.6%	9.9%	—	46.7%

Source: BM&F
(1) Average calculated based on the total number of days during which our trading sessions were open.

Government-issued Securities Transactions Settled Through our Securities Clearinghouse

Our Securities Clearinghouse operates the registration, clearing, settlement and risk management of trades in Government-issued securities. This includes transactions for prompt or forward settlement, repo transactions and securities lending transactions. In the nine-month period ended September 30, 2007, the average daily volume traded through our Securities Clearinghouse represented approximately 13.0% of the total volume traded in the Brazilian government-issued securities market.

We expect to capture an increased share in the Brazilian market for Government-issued securities after we complete enhancements to the systems and functions at our Securities Clearinghouse, scheduled for the first quarter of 2008. In addition, we believe that the convenience afforded by our trading, settlement and risk management systems will attract a greater number of market participants and promote continued growth in the volume of transactions performed in this market.

The table below sets forth the average daily volume registered at our Securities Clearinghouse between 2004 and 2006 and in the nine-month periods ended September 30, 2006 and 2007.

	Average Daily Volume[1]				
	Year Ended December 31,			Nine-month Periods ended September 30,	
	2004	2005	2006	2006	2007
	(In R$ million, except percentages)				
Volume	2,306.0	4,784.7	13,814.6	12,746.3	17,607.4
Variation	—	107.5%	188.7%	—	38.1%

Source: BM&F.
(1) Average calculated based on the total of days on which our trading sessions were open.

Risk Management

An important condition for the sound functioning of our markets is assurance of transaction settlement. Our clearinghouses provide this assurance by acting as central counterparties, by acting as either the buyer or seller on a given transaction for settlement purposes.

As SPB participants, the Central Bank authorized the operation of our clearinghouses and continues to oversee operations to ensure compliance with the principles and rules in accordance with the SPB. Pursuant to the criteria adopted by the Central Bank, our clearinghouses are deemed necessary to avoid widespread systemic risk in the SPB.

The benefits our clearinghouses provide to the SPB and the market include: (1) multilateral netting of purchase and sale transactions among different counterparties; (2) reduction of operating costs and risks through reduced orders and counterparties in the final settlement of trades; and (3) security and reliability in eliminating the credit risk intrinsic to bilateral trades, while simultaneously ensuring that transactions will be settled under the terms and within the time frames established in the traded contracts.

Clearinghouses Participants

Participants in our Clearinghouses are institutions that play an operating role in the trading, registration, clearing and settlement of trades. They are also the final holders of positions and are subject to applicable laws and regulations. Participants must also adhere to regulatory rules issued by us including provisions of specific internal regulations that apply to each category of participant and the monitoring authority of our Self-regulation Department.

The Derivatives Clearinghouse participants are classified as clearing agents, direct settlement participants, commodity brokers, locals and end clients. Those parties are connected as illustrated in the chart below.


Direct settlement
at our clearinghouse
Derivatives clearinghouse
Clearing agents
Direct settlement participants
Trading
Commodity brokers
Locals
End customers
End customers

- *Clearing agents:* clearing agents hold settlement rights and are responsible for settling trades allocated to them for registration;
- *Direct settlement participants:* direct settlement participants are institutions authorized to act as clearing agents, however they carry out settlement operations only for transactions in their proprietary portfolios and in the portfolios of non-resident investors and investment funds under their management;
- *Commodity brokers:* commodity brokers are intermediary holders of trading rights responsible for carrying out purchase and sale orders for their proprietary accounts or for the accounts of their end clients for a commission. They hold direct access to our trading and registration systems for executing orders and/or registering transactions. They hold indirect access to our settlement systems via a clearing agent; and
- *Locals:* locals are individuals who trade and undertake positions for their proprietary account locals are granted direct access to our trading environments and indirect access to our settlement systems through a clearing member.

Commodity brokers and locals use the services provided by our clearing agents to settle their trade obligations. End clients are corporate or individual investors whose transactions are performed and/or registered by a commodity broker. End clients, then, are liable to the broker for trades carried out in their names. We, our Derivatives Clearinghouse, the clearing agents and the commodity brokers may establish operational limits for any end client.

Participants are liable for complying with their obligations to select parties pursuant to the following: clearing agents are liable to us; commodity brokers and locals are liable to the clearing agents; end clients are liable to their commodity brokers.

The participants in our Foreign Exchange Clearinghouse are institutions authorized by the Central Bank to purchase and sell foreign currency and to mediate foreign exchange transactions. Participants consist mainly of financial institutions authorized to operate in the foreign exchange market and may consist of commodity brokers for the purpose of registering transactions in this market. Banks may register interbank purchase and sale spot

U.S. dollar transactions among their own trading desks and/or on our trading floor. They are liable to our Foreign Exchange Clearinghouse for the clearing and settlement of such transactions. Brokers, in turn, may register interbank transactions in this market for their banking customers. As of September 30, 2007, there were 70 financial institutions using the services of our Foreign Exchange Clearinghouse, representing two-thirds of the banks that actively operate in the Brazilian interbank foreign exchange market.

The participant structure adopted in our Securities Clearinghouse is similar to the existing structure of our Derivatives Clearinghouse. Our Securities Clearinghouse also includes clearing agents, brokers and end customers, in addition to custodian agents, who are responsible for the transfer of securities between accounts.

Risk Management by Our Clearinghouses

The risk management activities performed by our clearinghouses are essential to ensuring compliance with their obligations as clearinghouses, fulfillment of contractual rights of participants, and maintaining the proper functioning of our markets.

Essential safeguard mechanisms are implemented to mitigate and control the risks intrinsic to our clearinghouses' roles as central counterparties. Through our risk management systems, which are based on a set of rules and procedures, we have the ability to reduce the possibility of default, limit potential losses and control liquidity pressures. Furthermore, our risk management systems ensure that we have sufficient financial resources to cover losses and execute settlement functions.

Risk management by our clearinghouses is subject to the guidelines and policies defined by our Board of Directors and implemented pursuant to the decisions of our Chief Executive Officer and our Risk Committee. Our clearinghouses' risk management systems and safeguard mechanisms are regularly tested by the Central Bank. Each of these clearinghouses has its own risk management department in charge of managing the relevant systems and implementing processes for the assessment, control and mitigation of the risk exposure of the relevant clearinghouse.

Risk Management by our Derivatives Clearinghouse

Because our Derivatives Clearinghouse acts as a central counterparty, it is exposed to participants' credit risks, as well as to market and liquidity risks in the event of a participant's default, which may arise on account of several factors, including: (1) price variations of the defaulting participant's position undertaken by the clearinghouse; (2) price variations of collateral; and (3) the liquidity conditions necessary to enforce and execute collateral. In order to mitigate these risks, our Derivatives Clearinghouse operates its own risk management system and safeguard mechanisms, in accordance with the recommendations of BIS for clearinghouses that act as central counterparties. These policies include, but are not limited to, the following:

- daily marking to market all open positions and pledged collateral;
- calls for participants to pledge collateral, which is subject to haircuts and limitations of nature and use;
- establishment of operational limits within which participants may perform trading activities, such as intraday risk limits, limits on position concentration and restrictions on issuing collateral on behalf of third parties;
- continued monitoring of a participant's intraday risk, which at any time may lead to calls for additional collateral;
- adoption of delivery-versus-payment method for transactions settled by physical delivery;
- establishment of supplementary financial safeguard mechanisms, in addition to collateral pledged by participants;
- agreements to enhance liquidity in the event of default, including current account overdrafts, standing liquidity facilities and liquidity facilities provided for certain products; and
- access to the intraday Central Bank credit facility through our BM&F Settlement Bank.

The primary credit risk mitigation mechanism performed by our Derivatives Clearinghouse is to require collateral from market participants. In particular, those market participants with open positions must adhere to margin call requirements. The amount of collateral is based on the positions of each end client and must cover the costs of closing the portfolio at its market price, plus a potential increase in market price deemed the market risk. Risk is assessed through stress testing, which provides estimates based on possible scenarios for material economic variables in determining the prices of contracts, including interest rates, foreign exchange rates, commodity prices, index prices and volatility factors. Our Risk Committee defines conservative stress testing scenarios to ensure that our clearinghouse is protected against market volatility in extreme situations. The composition of the total collateral pledged with our clearinghouse as of September 30, 2007 exceeded the total required collateral by approximately 26%, as shown in the table below.

Type of Collateral	Total Amount of Pledged Collateral	
Government-issued securities	68,277.7	84.4
Letter of credits (*fianças*)	3,907.1	5.0
Equities	3,641.1	4.7
Bank deposit certificates	1,739.6	2.2
Cash	225.2	0.3
Gold	258.1	0.3
FIF BB and FIC BM&F Bank[1]	66.7	0.1
Rural product note (CPR)	3.2	0.0
Total	78,119.0	100.0

Source: BM&F.

(1) Financial Investment Fund of Banco do Brasil, or FIF-BB, and Investment Fund in units of the BM&F Settlement Bank Investment Fund, or FIC BM&F Bank.

Our *Sistema de Risco Intradiário* (intra-daily risk system), or SRI, measures the risk exposure of all participants, including their end customers, several times a day at approximately 15-minute intervals. As new transactions executed by the participants are added to their portfolios, their corresponding risk and requisite collateral calls are recalculated. Since risk is calculated on an intraday basis, our Derivatives Clearinghouse has the ability and flexibility to call for additional collateral from participants whenever we deem necessary, which allows us to mitigate credit risk.

The assets of the financial safeguard structure adopted by our Derivatives Clearinghouse include the collateral pledged by participants, our funds allocated to the specific purpose of covering losses in the event of default and our shareholders' equity. These are supplementary safeguards to those provided by end clients, which provide protection to the clearinghouse in the event that margin calls are insufficient which can be the result of unanticipated market volatility, insufficient time or inappropriate conditions to enforce certain collateral. The financial safeguard structure of our Derivatives Clearinghouse includes the following funds:

- *Fundo de Operações do Mercado Agropecuário (Agricultural Market Trading Fund), or FOMA:* FOMA is funded from our capital contributions to ensure settlement of derivatives transactions based on agricultural products in the event of default by one or more clearing agents;

- *Fundo Especial dos Membros de Compensação (Special Clearing Member Fund), or FEMC:* FEMC is used to ensure the settlement of collateralized transactions in the event of default by one or more clearing agents, irrespective of the type of transaction involved;

- *Fundo de Liquidação de Operações (Clearing Fund), or FLO:* FLO comprises collateral provided by the clearing agents to ensure settlement of transactions registered with the clearinghouse in the event of default by one or more clearing agents. The clearing agents are jointly and severally liable for maintaining the fund, but this liability is subject to a limit; and

- *Fundo de Garantia (Guarantee Fund), or FG:* FG's sole purpose is to ensure that customers of commodity brokers are compensated for losses they may incur, when their transactions are carried out for registration in our clearinghouse, as a result of mistakes in the execution of buy or sell orders in our trading systems and undue use of their financial resources related to the proceeds arising from their transactions.

The table below sets forth the amounts of these safeguard mechanisms as of September 30, 2007:

Type of Safeguard	Amount (In R$ million)
Pledged collaterals	78,119.0
FOMA	50.0
FEMC	40.0
FLO	141.0

Risk Management by our Foreign Exchange and Securities Clearinghouse

Risk management in our Foreign Exchange and Securities Clearinghouses is based on the same guidelines, principles and recommendations adopted by our Derivatives Clearinghouse. This includes practices such as requiring certain collateral calls, marking to market on at least a daily basis, performing risk exposure assessment through stress testing, defining operational limits for participants, maintaining agreements to enhance liquidity, establishing appropriate financial safeguard procedures, and implementing delivery versus payment, or DVP, in our Securities Clearinghouse and payment versus payment, or PVP, in our Foreign Exchange Clearinghouse.

The financial safeguard mechanisms of our Foreign Exchange Clearinghouse include collateral pledged by participants, our shareholders' equity and the funds listed below:

- *Operational Fund:* funded by our capital contributions to cover financial losses resulting from mistakes or failures in the operating and administrative procedures adopted by our Foreign Exchange Clearinghouse;
- *Guarantor Fund:* made up of funds contributed by both us and market participants to cover financial losses resulting from mistakes or failures in the operating and administrative procedures adopted by participants in our clearinghouse during the spot U.S. dollar market trading cycle; and
- *Participation Fund:* set up to cover financial losses resulting from risks related to the banking operations in our clearinghouse. Banks authorized to operate at our Foreign Exchange Clearinghouse are severally liable for contributing financial resources to the fund.

The table below sets forth the amount of capital within the Foreign Exchange Clearinghouse safeguard mechanisms as of September 30, 2007.

Type of Safeguard	Amount (In R$ million)
Pledged collateral	4,042.0
Participation Fund	117.6
Operational Fund	50.0
Guarantor Fund[(1)]	30.1

(1) R$15.0 million of the Guarantor Fund are owned and R$15.1 million by other market participants.

In the event of failed settlement within the Foreign Exchange Clearinghouse, use of these safeguard mechanisms observes the following order: (1) collaterals pledged by the defaulting participant; (2) the participant's share in Participation Fund; and (3) funds from the Operational and Guarantor Funds.

The financial safeguard mechanisms of our Securities Clearinghouse include collateral provided by participants consisting of government-issued securities and cash deposits, the Operational Fund and our shareholders' equity. The Operational Fund was formed through capital contributions to cover financial losses in the event of default by clearing agents and direct settlement participants, as well as to cover risks related to rejected telephone orders.

The table below sets forth the amount of capital within the Securities Clearinghouse safeguard mechanisms as of September 30, 2007:

Type of Safeguard	Amount (In R$ million)
Pledged collateral	2,224.6
Operational Fund	40.0

In the event of failed settlement within the Securities Clearinghouse, use of these safeguard mechanisms observes the following order: (1) collaterals pledged by the defaulting participant; (2) funds from the Operational Funds; and (3) BM&F funds.

In our 21 years of operation, we have never had to use financial resources deposited in any of the mutual funds or other funds we formed as part of the safeguard mechanisms of our Derivatives, Foreign Exchange and Securities Clearinghouses.

BM&F Settlement Bank

The BM&F Settlement Bank provides services to our clearinghouses and their participants, including clearing agents, commodity brokers and end customers. The BM&F Settlement Bank also provides services related to custody and trade settlement of: (1) equities through the CBLC; (2) government-issued securities through SELIC; (3) securities privately issued by financial institutions through CETIP; and (4) agribusiness securities through the Brazilian Commodities Exchange. By focusing on providing specialized custody and settlement services to these markets, the BM&F Settlement Bank has developed automated and simplified processes to eliminate certain operational risks while also reducing transaction costs incurred by participants.

In the nine-month period ended September 30, 2007, settlement services provided by the BM&F Settlement Bank totaled R$1,159 billion in financial transactions with approximately 353 thousand electronic orders received or transmitted in connection with the settlement of transactions and/or transfer of assets and securities under custody. As of September 30, 2007, BM&F Settlement Bank reported total assets and securities under custody of R$273.9 million.

Furthermore, the BM&F Settlement Bank provides liquidity support services to our clearinghouses in the event of a settlement failure by one or more customers through repo transactions of government-issued securities and provides access to the Central Bank's credit facility.

The BM&F Settlement Bank offers a special settlement account for use by end customers (mainly non-financial institutions). This account is used to fulfill settlement obligations and is segregated from the regular financial income of commodity brokers and clearing agents, representing a significant risk mitigation opportunity for market participants. The BM&F Settlement Bank also offers these customers a cash collateral margin account for depositing and redeeming cash to meet margin calls. This enables the operational limits established by the Derivatives Clearinghouse to be updated on an almost real time basis. Also, within the scope of the operations performed by our Derivatives Clearinghouse, the BM&F Settlement Bank operates as a portfolio manager of investment funds whose units may be pledged as collateral for transactions. This further enables the operational limits established by the Derivatives Clearinghouse to be updated on an almost real-time basis. Thus, in addition to covering collateral calls, the units of the funds managed by the BM&F Settlement Bank may be redeemed for payment of various margins through procedures integrated into the settlement systems of the Derivatives Clearinghouse.

The Internet banking and deposit account systems of the BM&F Settlement Bank are integrated with the back office systems of SINACOR, a broker's management-integrated system with the capacity to process several middle- and back-office activities for brokerage firms and other financial institutions. The integration with SINACOR allows us to perform automated cash settlements for transactions executed by these brokers simultaneously with other systems including our Derivatives Clearinghouse, CBLC, SELIC and CETIP. In addition, these interconnected systems permit real-time banking reconciliation and cash flow controls. This level of integration could be extended to other back office systems, depending on market needs.

In the six-month period ended June 30, 2007, the BM&F Settlement Bank received authorization from the Central Bank to organize its own foreign exchange portfolio, effectively expanding BM&F Settlement Bank's mix of services for non-resident investors holding assets or securities under its custody. These custody services also include the following:

- custody services for portfolios of non-resident investors include trade pre-matching, control and transfers of collateral between custodian agents, settlement of brokerage fees, cash management and processing and generation of customized financial data and information; and

- custody services for agribusiness securities including acting as registration and custodian agent before the SRCA system, while offering support and securitization services related to receivables that originated in the agricultural commodity markets.

The custody and settlement services offered by the BM&F Settlement Bank continue to develop and experience strong growth rates. The growth strategy adopted by the BM&F Settlement Bank is an essential element of our vertically integrated business model. This will permit us to offer a broader range of services and increase our overall ability to capture and retain new customers.

Foreign Persons Holding Ownership Interest in the Shares of BM&F Settlement Bank

Under the applicable legislation, a rule applies that foreign persons seeking to hold a direct or indirect interest in the shares of financial institutions operating in Brazil are required to obtain government consent expressed by a decree issued by the president. On November 9, 2007, the Federal Official Gazette published Presidential Decree No. 8, which authorizes individuals or companies residing or domiciled abroad to hold ownership interests representing any percentage of the capital stock of BM&F Settlement Bank.

Fee Structure

Our main sources of revenue are derived from fees charged for the use of our trading, registration, clearing, settlement and risk management systems. These fees represent the operating costs incurred by our clients and are expressed in Brazilian currency for payment through the settlement procedures of our clearinghouses. The only exception is the agricultural commodity derivatives contracts which are settled in U.S. dollars in New York, United States.

The table below sets forth the primary fees we charge for the use of our systems:

Fee	Services Provided
Exchange fee	Execution of any transaction on our systems or trading environments, including closeouts of transfer positions. This fee is calculated for groups of products with similar characteristics and purposes or for products with the same underlying asset.
Registration fee	Registering transactions with the Derivatives, Foreign Exchange and Securities Clearinghouses.
Permanence fee	Managing open positions with our Derivatives Clearinghouse; the amount is set according to the number of contracts outstanding on a daily basis.
Physical delivery fee	Physical delivery of futures contracts based on agricultural commodities.

Fees associated with our Derivatives Clearinghouse may vary depending on the type of contract and time to maturity. To establish the applicable fees for each type of contract and maturity date, we take into account, among other factors, the volatility involved in the contract, price practices in competing markets and market conditions. For example, a higher fee will be charged for contracts that are susceptible to higher volatility or greater risk.

Prior to our demutualization, we offered a 25% discount on all fees we charged in connection with trading and settlement of derivatives contracts to our clients who: (1) were also holders of equity and non-equity memberships in the common member category; and (2) qualified as institutional investors (investment funds, pension funds and non-resident investors). Transactions executed by these customers represented approximately 90% of our derivatives revenues in the nine-month period ended September 30, 2007. In order to avoid a sudden structural change to our fee structure following our demutualization, we have maintained our 25% discount policy for derivatives transactions subject to certain adjustments.

Fees charged by our Foreign Exchange Clearinghouse are calculated and allocated on a daily basis by applying differentiated percentages to a range of gross amounts registered and settled on our systems. There are currently five

different price ranges we use to determine our fees. For a given customer, the higher the amounts traded, the lower the fees we charge. All fees are payable to us in Brazilian currency.

We charge exchange and registration fees for transactions settled by our Securities Clearinghouse. Because the transactions registered in this clearinghouse have a relatively short settlement cycle, we do not charge a permanence fee.

The BM&F Settlement Bank charges specific fees for the provision of settlement services in the derivatives equity and government-issued securities markets, as well as for general custody services.

Products and Projects Under Development

New Electronic Trading Platform

We are in the process of finalizing the development of a new electronic trading platform in accordance with world-class international technology standards. The platform is expected to launch in 2008 and will be used to facilitate access to our markets thereby increasing trading volumes. The recent advances in the application of information technology in the international securities and derivatives markets have caused an unprecedented surge in volumes as a result of the ease and convenience of electronic trading. This has led to the proliferation of computer-based trading strategies, such as algorithmic trading, which are often used by hedge funds and other sophisticated institutional investors. These new possibilities represent future growth opportunities for us.

As of September 30 2007, we had invested R$6.1 million in the development of our new electronic trading platform, and estimate investing an additional R$11.3 million to conclude the project.

Pledge of Collateral Abroad

Our Derivatives Clearinghouse currently accepts collateral only in the form of domestic assets or securities issued by Brazilian institutions. Acceptable collateral includes Brazilian *reais*, government-issued securities, equities, bank deposit certificates, units of investment funds, letters of credit and other similar collateral. The only exception to this rule is collateral pledged by foreign investors that trade in our agricultural commodity derivatives contracts. These investors may pledge collateral in the form of U.S. dollars and U.S. Treasury securities.

We recently submitted a proposal to the Central Bank requesting authorization for our Derivatives Clearinghouse to accept collateral from abroad, notably U.S. dollars and U.S. government treasury securities. The proposal describes the operating structure the clearinghouse will use to receive and treat such collateral and presents a detailed market, credit and liquidity risk analysis. It also addresses the legal risks presented by the structure, in addition to outlining procedures and mechanisms intended to control and mitigate such risks.

If approved, the proposal to accept collateral from abroad will result in important cost reductions in derivatives transactions on our systems, particularly for foreign investors. In a relatively short period of time, this may lead to a substantial increase in trading volumes, particularly for contracts based on interest rates, interest rates in U.S. dollars, exchange rates and equity indices.

On the date hereof, the operating structure required to implement the proposal described above had been approved, pending only CMN regulation.

Credit Derivatives

The credit derivatives market has recently experienced the highest growth rate of any financial segment worldwide. According to the International Swaps and Derivatives Association, or ISDA, credit derivatives had an open interest totaling U$34.4 trillion at the end of 2006. Credit derivatives are predominantly traded as hedging instruments to offset the occurrence of certain credit events. However, credit derivatives are currently not as widely traded in Brazil, primarily due to the lack of infrastructure. Increasing demands by financial market participants in Brazil, however, may lead to the emergence of a stronger credit derivatives market with the appropriate

infrastructure. In line with our strategy of creating new products, we have developed three futures contracts based on credit default swaps, or CDS, on Brazilian sovereign debt for three, five and seven years. We expect to launch these products by the end of 2007. In addition to these exchange traded contracts, we intend to offer credit default swaps in the non-standardized derivatives market, or DNP. In both exchange-traded and OTC markets, the Derivatives Clearinghouse will be responsible for registering and settling the transactions, pursuant to each market's rules.

Brazilian Carbon Market

In 2004, we established the Brazilian Carbon Market, or MBRE, in cooperation with the Ministry of Development, Industry and Foreign Trade. We have developed the following projects within the scope of this program:

- *Carbon facility.* An electronic system, accessed via the Internet, used to register greenhouse effect gas emission reduction projects in line with the Kyoto Protocol's Clean Development Mechanism, or CDM. The goal is to facilitate access for potential buyers of Certified Emission Reductions, or CERs, to carbon credit generating projects under the terms of the Kyoto Protocol; and

- *Carbon credit trading system.* An electronic environment for carbon credit transactions designed to trade CERs derived from projects developed in the context of the Kyoto Protocol. The transactions are currently carried out via electronic auctions over the Internet. The auctions are scheduled by us at the request of the selling participants and are physically settled. We do not act as a central counterparty for such transactions.

Metals

Due to the increasing demand for financial products based on metals in both the financial and non-financial sectors, beginning in 2008 we will offer forward and flexible call and put options for the following metals: steel, aluminum, lead, copper, tin, iron, nickel, palladium, silver, platinum, rhodium, titanium and zinc. The contracts will be traded on the OTC market and will be registered at the Derivatives Clearinghouse for cash settlement only. They may also be guaranteed by the Derivatives Clearinghouse at the trading parties' option. Additionally, we will offer an efficient mark-to-market framework providing reference prices for the forward contracts and metal price volatility. These products will allow Brazilian companies that consume and produce such commodities to hedge their exposures, and also represent an arbitrage and investment opportunity for the overall financial sector.

Derivatives Distribution Agent

The project to create the Derivatives Distribution Agent, or ADD, which has already been approved by the CVM, seeks to provide a greater penetration of the derivatives intermediation industry. The ADD, modeled after the U.S. market's Independent Introducing Broker, will help attract customers from all over Brazil and strengthen and consolidate our product distribution channels.

Options Market Maker

This project is intended to provide liquidity to our options market by attracting new major market participants to our competitive electronic trading market.

Rosario Futures Exchange

We are negotiating a partnership with the Rosario Futures Exchange, or ROFEX, to allow soybean futures contracts to be cross-listed on both exchanges and develop futures contracts for both countries. The objective of this program is to create a regional liquidity center for derivatives trading in Latin America.

Euro Spot Market

Our project to include the *euro* in the currency basket for transactions within the scope of our Foreign Exchange Clearinghouse was a result of the increase of Brazilian foreign trade and international funds flow with Europe. The

increased foreign investment activity requires Brazilian banks to enter into foreign exchange and arbitrage transactions in currencies other than the U.S. dollar. We chose the *euro* given its liquidity in the international markets and its relevance in commercial and financial trade volumes in Brazil. The project consists of two types of transactions with the *euro*: (1) *euro* x *real* foreign exchange, and (2) *euro* x U.S. dollar arbitrage, with our Foreign Exchange Clearinghouse acting as a central counterparty for both types of transactions.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

11.02 – SALES, DISTRIBUTION, MARKETS, EXPORTS - BUSINESS

Distribution Channels

Our distribution channel is comprised of commodity broker-dealer organizations that are granted direct access to our trading systems. Brokers from these organizations are authorized to trade on proprietary accounts as well as client accounts. Among the 66 commodity brokers currently authorized to trade on our markets, 27% are related to major U.S. and European financial conglomerates, 18% are related to major Brazilian financial conglomerates and 55% are considered independent brokers.

The lists below set forth the institutions and entities that as of September 28, 2007, had been granted or were in the process of being granted authorization to perform trading and/or clearing and settlement activities directly in our systems.

Institutions Related to International Financial Conglomerates

ABN Amro Real CCVM S/A Banco ABN Amro Real S/A Banco Comercial e de Invest. Sudameris S/A	Dresdner Bank Brasil S/A Banco Múltiplo
Banco BNP Paribas Brasil S/A	Finabank CCTVM Ltda
Banco Morgan Stanley Dean Witter S/A	Goldman Sachs do Brasil Banco Múltiplo S/A
Banco Rabobank Internacional Brasil S/A	Hencorp Commcor CM Ltda
Banco Santander S/A Banespa S/A CCT Santander Brasil S/A CTVM	HSBC CTVM S/A HSBC Bank Brasil S/A Banco Múltiplo
Banco WestLB do Brasil S/A	ING CCT S/A ING Bank N.V.
Banif CVC S/A	J.P. Morgan CCVM S/A Banco J.P. Morgan S/A
BES Securities do Brasil S/A CCVM	Lehman Brothers do Brasil Ltda
CM Capital Markets CCTVM Ltda	López Leon Derivativos CM S/A
Citibank DTVM S/A Banco Citibank S/A	Merrill Lynch S/A CTVM
Credit Suisse (Brasil) S/A CTVM Banco de Invest. Credit Suisse (Brasil) S/A	UBS CCVM S/A UBS Pactual CM Ltda Banco UBS Pactual S/A
Deutsche Bank-CV S/A Deutsche Bank S/A - Banco Alemão	

Source: BM&F.

Institutions Related to domestic Financial Conglomerates and Independent Institutions

Ágora Sênior CTVM S/A	Indusval S/A CTVM
Alfa CCVM S/A	Interfloat HZ CCTVM Ltda
Alpes CCTVM S/A	Intra S/A CCV
Arkhe DTVM S/A	Isoldi S/A CVM
Ativa S/A CTCV	Itaú CV S/A Banco Itaú S/A Itaubank DTVM S/A Banco Itaú-BBA S/A
Banco BBM S/A	Link CM Ltda Link S/A CCTVM
Banco Bradesco S/A Bradesco S/A CTVM Banco Bradesco BBI S/A Banco Alvorada S/A	Liquidez DTVM Ltda
Banco Brascan S/A Brascan S/A CTV	Magliano S/A CCVM

Banco do Brasil S/A	Máxima S/A DTVM
Banco Fibra S/A	M. Safra & CO. DTVM S/A
Banco J. Safra S/A	Novinvest CVM Ltda
Banco Rural S/A	Pioneer CM e Futuros Ltda
Coinvalores CCVM Ltda	Planner CV S/A
Concórdia S/A CVMCC	Prosper Aplicação CM e Futuros Ltda Prosper S/A CVC
Convenção S/A CVC	Renascença DTVM Ltda
Corretora Souza Barros CT S/A	Safra CVC Ltda Banco Safra S/A
Cruzeiro do Sul S/A CVM Banco Cruzeiro do Sul S/A	Schahin CCVM S/A
Dibran DTVM Ltda	SLW CVC Ltda
Dimarco DTVM S/A	Socopa SC Paulista S/A
Distribuidora Intercap TVM Ltda	Spinelli S/A CVMC
Fator S/A Corretora de Valores	Tendência CCTVM Ltda
FDR CM Ltda	Terra Futuros CM S/A
Flow CM Ltda Flow DTVM S/A	Theca CCTVM Ltda
Futura CCM Ltda Nova Futura DTVM Ltda	Unibanco Investshop CVMC S/A Unibanco - União de Bancos Brasileiros S/A
Gradual CCTVM S/A	Votorantim CTVM Ltda Banco Votorantim S/A
Hedging-Griffo CV S/A	

Source: BM&F.

Access Rights Following our Demutualization

As part of our demutualization, the equity membership interests previously held by our commodity brokers, clearing agents, locals and common members were converted into common shares. In addition to having received our common shares, our former equity members acting in the capacity of commodity brokers were granted access rights to our markets and systems.

Since our demutualization, equity ownership is no longer a requirement for a broker-dealer to obtain authorization to access our markets and systems. We have created different types of access rights to our markets and systems with the aim of broadening the participant base, and accordingly, increasing the volumes traded on our exchange. Access rights are granted to parties that meet certain minimum requirements which include minimum net asset and liquidity levels, certification of professionals and information technology infrastructure capabilities. Classification under a given access right depends on the participant category applying for the authorization and the market in which the participant is authorized to trade, as described below:

Access Rights

Participant Category	Market

• Legal entities that act as financial intermediaries and commission merchants
• Legal entities
• Individuals
	• Exchange-traded derivatives
	  • Interest rates
	  • Foreign exchange rates
	  • Equities and equity indices
	  • Livestock/beef
	  • Softs/coffee
	  • Softs/grain
	  • Softs/sugar
	  • Energy
	  • Metals
	  • Other
	• OTC derivatives
	  • Swaps and exotic options
	• Government-issued securities
	• Foreign currency for delivery
	• Other markets
	  • Environmental products
	• Special auctions

We believe that these flexible alternatives and the access right classification process described above will result in greater trading volume, driving a more dynamic and liquid market.

Support and Development of the Distribution Channels

Operational Qualification Program (PQO)

Brokers generally represent important distribution channels for our products. Therefore, in 2006 we launched the *Programa de Qualificação Operacional* (Operating Qualification Program), or PQO, designed to establish minimum efficiency and performance standards for brokers. We adopted several criteria to grant qualification seals, classified by broker type.

Qualification Seal	Description of Operations
Execution Broker	Executes large volume orders for institutional buyers (treasuries, investment funds, hedge funds, etc.).
Carrying Broker	Accepts give-up trades and provides custody and settlement for large positions, with emphasis on credit risk management.
Retail Broker	Represents non-financial and retail investors, providing a particularly well-trained and dedicated support structure.
Agro Broker	Specializes in brokerage services to customers that operate in the agricultural commodity markets, providing dedicated support structure.
Web Broker	Provides Internet brokerage services to customers through online systems, including the WebTrading system.

After several months of auditing our commodity brokers to measure performance and compliance standards defined in our PQO program, on August 9, 2007, we granted the first PQO qualification seals, as set forth in the table below.

Qualification Seal	Number of Granted Seals (On August 9, 2007)
Execution Broker	18
Carrying Broker	13
Retail Broker	19
Agro Broker	15
Web Broker	10
Total	75

Prospecting and Direct Offerings of our Products to Customers in the United States

We adopted a set of initiatives to promote our services abroad in an effort to increase our foreign customer base. In June 2002, our trading and settlement systems were formally granted equivalent quality status by the U.S. Commodity and Futures Trading Commission, or CFTC, under CFTC Rule 30.10. This status exempts us from regulatory requirements imposed on other foreign firms when soliciting U.S. market participants. Furthermore, we have launched a series of presentations called "Brazil Excellence in Securities Transactions", or BEST Brazil, to promote the Brazilian financial market to international investors. We have coordinated our efforts with the Brazilian National Association of Investment Banks (*Associação Nacional de Bancos de Investimento*), or ANBID, the BOVESPA, the Central Bank, the CVM, the CBLC and the Brazilian Treasury. As a result of these international initiatives, foreign investment in our markets increased from 8.3% in 2003 to 16.6% of total contracts traded on our exchanges in the nine-month period ended September 30, 2007.

Representation Offices in New York and Shanghai

We have established representation offices in New York, United States, and in the city of Shanghai, China, both of which serve as important support hubs for our marketing initiatives and for customer prospecting abroad. Our foreign offices further provide our commodity brokers with opportunities to broaden their own international customer base.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

11.03 – POSITION VIS-À-VIS COMPETITION

COMPETITION

We are the world's fourth largest futures exchange and the largest in Latin America based on the number of traded contracts, as disclosed by the FIA from January to May 2007.

We are continually faced with increased competition from other exchanges and products, particularly in the international market. Market liberalization and globalization have removed barriers and rendered capital increasingly mobile, granting investors access to local markets and exposing local markets to increased competition globally. Moreover, the recent demutualization process undertaken by many stock, commodity and futures exchanges in Europe and the United States has further heightened competition. Given these industry trends, we strive to provide our clients with deep liquidity and low operating costs. Furthermore, in order to increase market participation, we are constantly improving our existing products, offering new services and enhancing technology and infrastructure systems.

We are the only futures exchange operating in Brazil and hold a leading position in the Brazilian derivatives market. In addition to BM&F, the organized Brazilian derivatives market includes BOVESPA and CETIP. BOVESPA administers floating income derivatives markets, including futures, forward and options on equities traded in its cash market and options on equity indices. CETIP has been in operation since 1986 as a custodian agent and clearinghouse for the following derivatives: swaps, flexible exchange rate options, box spreads, credit swaps, cash flow swaps, swaps with reset and currency forwards, among others.

Our Competitive Strengths

Dominant position in a rapidly expanding market. We are one of the world's largest futures exchanges, the largest in Latin America based on number of traded contracts and the only futures exchange operating in Brazil. During the nine-month period ended September 30, 2007, an average of approximately 1.8 million derivatives contracts were traded and/or registered on our systems daily, representing a 61.6% increase over the comparable period in 2006. In 2006, an average of approximately 1.2 million derivatives contracts were traded and/or registered on our systems per day, representing a 37% increase as compared to 2005. In addition, the Brazilian derivatives market has grown at a rate higher than those of other major derivatives markets and we believe it has further growth potential. The most important growth drivers include: (1) increased foreign participation in our markets, which may further accelerate should Brazil receive an investment grade rating and the Central Bank authorizes us to hold foreign collateral; (2) the growth of professional asset management in Brazil, including multi-market funds, with assets under management having increased to over R$1.0 trillion in 2007; (3) the overall increase in Brazilian macro economic stability stimulating growth in the credit market, most notably an increased level of private credit as a percentage of gross domestic product, growth in the fixed rate portion of public debt and extension of its maturity, which should serve to increase demand for interest rate derivatives, particularly for long-term hedging purposes; and (4) the strong growth and greater sophistication of Brazilian agribusiness, further enhancing the demand for agricultural commodity derivatives.

Vertically integrated model with strong operating leverage. We operate a vertically integrated business model, offering our clients an end-to-end solution for trading and settlement of derivatives and other securities in a secure and efficient manner. Our operations include: (1) trading systems; (2) registration, clearing, settlement and risk management activities; (3) registration systems for OTC transactions; and (4) custody systems for agribusiness securities, gold and other assets and securities. Our clearinghouses act as central counterparties for trades executed on our systems and in collateralized OTC transactions. This allows for the efficient netting of collateral obligations, thereby reducing operating costs. In OTC transactions, the parties may also choose to use our clearinghouses for the settlement of their trades.

Multi-asset class exchange with a diverse product suite. We offer a diversified range of contracts and products and are continuously developing new products to meet our customers' demands. We offer our clients futures, options and swap contracts based on interest rates, foreign currency, equity indices and commodities, in addition to spot market transactions for gold, U.S. dollar and government securities. We recently initiated activities in the carbon credit and ethanol markets, which we believe possess significant growth potential. We also intend to launch products based on metals and credit derivatives. Our diverse client base includes banks, investment funds, pension funds, insurance companies, foreign investors, hedge funds, non-financial companies and individual investors.

Sound risk management and control systems. Our clearinghouses act as central counterparties for transactions registered on our systems. To help manage credit risk, we have instituted systems, procedures and methodologies for risk calculation which are continuously tested by the Central Bank and were considered state-of-the-art by the International Monetary Fund, or IMF, according to a report published in 2004. In addition to other control mechanisms, our Derivatives and Foreign Exchange Clearinghouses operate in almost real time, whereby the risk created from new transactions is continuously recalculated during the same trading session. In our Securities Clearinghouse, where all transactions are executed electronically, the risk calculation is performed in real time, immediately before bids and offers are matched. During our 21 years of operation, we have never needed to use the guarantee funds that are part of our control system.

Operational leverage through our scalable and robust technology platform. Our technology systems are developed by highly qualified professionals with extensive experience in our markets. Our technology framework is supported by a world-class network contingency system to ensure reliability and minimize disruptions to transaction activity. We have implemented identical technology centers, which are updated simultaneously and replicate all content for automatic data and system recovery in the case of failure. In addition, given our fixed cost structure, our scalable systems can easily be expanded with minimal investment to accommodate greater trading volumes. Consequently, an increase in the trading volumes in our markets enhances our operating margin and profitability.

Experienced management team. Our management team has a broad range of experience in the financial and derivatives markets. The team is comprised of professionals, many of whom have worked with us for over 20 years, since our founding in 1985. Our senior management team consists of professionals with significant industry experience, including former employees of the Central Bank, the CVM and from the private sector. Our executives have been able to capture current market opportunities, implement risk management systems, and develop new products and services in anticipation of market demands and changes in the Brazilian and international markets.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

12.01 –MAIN PATENTS, COMMERCIAL BRANDS AND FRANCHISES

Intellectual Property (Brands, Patents and Licenses)

We own several registered trademarks filed with the *Instituto Nacional de Propriedade Industrial* (National Industrial Property Institute), or INPI, the body in charge of brand and patent registration in Brazil. Our main trademarks, namely "BM&F," "BM&F Brasil," "APBM&F," "GTS-Global Trading System," "Bolsa Brasileira de Mercadorias," "WebTrading BM&F," "BM&F Trading System," and "SISBEX" are duly registered with the INPI under our specific service/product class. Because our "BM&F" trademark is an extremely popular and well-recognized brand, we applied to have the INPI acknowledge the "highly renowned" status of our mark, which should provide our brand with special protection at all levels and in all fields of activity throughout Brazilian territory. The application is currently being reviewed by the INPI.

We have no registered patents or applied to register patents with the INPI, and are not involved in any industrial design process.

Domain Names

We own several Internet domain names that have been duly registered in Brazil. Our main Internet domain names are "bmf.com.br," "bvrj.com.br," "apbmf.org.br," "bbmnet.com.br," "bestbrazil.org.br" and "sisbex.com.br," among others. We also have domains registered on behalf of our subsidiaries, such as "bbmnetmg.com.br" and "bbmnetrs.com.br," among others, for commodity exchanges in other states.

Computer Software

Computer software is a fundamental part of our activities. Accordingly, we maintain strict control over the software licenses we employ. The main systems we use are GL Trade's GL Client System and Euronext's NSC and Hub. These systems have been duly licensed to us by their owners for up to 20 years, and we have maintenance agreements with these companies that provide for, among other things, program upgrades and bug corrections.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

13.01 –MATERIAL PROPERTIES

1 - ITEM	2- TYPE OF PROPERTY				3 - ADDRESS				
4 - MUNICIPALITY	5 - STATE	6 – TOTAL AREA (in thousands of m^2)	7- TOTAL CONSTRUCTION (in thousands of m^2)	8 - TIME OF CONSTRUCTION (in years)	9 - INSURANCE	10 - MORTGAGE	11 - LEASE	12 – AGMT CATE	13 - END OF LEASE
14 – COMMENTS									
01	Building				Praça Antonio Prado 48				
São Paulo	São Paulo	577.800	6,033.370	65	YES	NO	NO		
02	Building				Rua João Bricola, 37				
São Paulo	São Paulo	1,030.610	10,177.000	65	YES	NO	NO		

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

14.02 – ADVISABLE, VOLUNTARY INFORMATION

DIVIDENDS AND DIVIDEND POLICY

The Brazilian corporate law and our by-laws require that we pay a mandatory dividend to our shareholders unless such mandatory dividend distribution is suspended based on a report by our management to the shareholders' meeting that the distribution would be inadvisable given our financial condition. The mandatory dividend is a minimum percentage of a company's net income verified in the preceding year, and adjusted pursuant to Brazilian corporate law.

Under our by-laws, a minimum of 25% of our adjusted net income as determined in our individual financial statements, and in accordance with Article 202 of Brazilian corporate law, should be intended for the distribution and payment of the mandatory dividend to our shareholders. For further information on the calculation of the amount available for distribution to our shareholders, see "Description of capital stock — Allocation of Net Income and Distribution of Dividends."

The mandatory dividend may be paid in the form of dividends or interest on shareholders' equity, the amount of which, net of withholding income tax, may be computed as part of the mandatory dividend and be treated as a deductible expense for purposes of corporate income and social contribution taxes, subject to certain limits.

Before September 2007, we were organized as a not-for-profit organization and, therefore, did not distribute any dividends or interest on shareholders' equity to our members. As a result of our demutualization, beginning October 1, 2007, all our shareholders will be entitled to the full dividends we may declare, and those acquiring shares within the scope of the offering will be entitled to this right as of the date of settlement of this offering.

Dividend Policy

The by-laws of a Brazilian company must specify a minimum percentage of income available for distribution, which must be paid to shareholders, as mandatory dividends or as interest on shareholders' equity. Consistent with Brazilian corporate law, our by-laws provide that an amount, equal to a minimum of 25% of our net income for any particular fiscal year, as adjusted pursuant to Article 202 of Brazilian corporate law, must be distributed as mandatory dividends. However, the mandatory dividend can be limited to the realized portion of the net income, provided the unrealized portion is allocated to the unrealized income reserve. The calculation of our net income and allocations to profit and capital reserves are determined on the basis of our annual financial statements prepared in accordance with Brazilian corporate law. Our management's share in our net income may not exceed their annual compensation or one tenth of our profits, whichever is lower.

While we are required under Brazilian corporate law to pay a mandatory dividend each year, we may suspend the mandatory dividends if our administrative bodies report to our annual shareholders' meeting that the distribution is incompatible with our financial condition. Our by-laws set forth a provision in this regard and, in such event, pursuant to Brazilian corporate law, our Fiscal Council, if installed, should issue an opinion on any recommendation to our administrative bodies, and our management should submit a report to the CVM justifying the suspension. Income not distributed by virtue of such a suspension is allocated to a special reserve and, if not absorbed by subsequent losses, is required to be distributed as dividends, as soon as our financial condition so permits.

By decision of our Board of Directors, the mandatory dividends may also be paid in the form of interest on shareholders' equity, which we shall deduct when calculating our income tax and social contribution on net income.

Dividends

We are required by Brazilian corporate law and our by-laws to hold an annual shareholders' meeting no later than the fourth month following the end of each year, at which meeting, among other things, the shareholders must vote to declare an annual dividend. The annual dividend is calculated based on our financial statements prepared for the immediately preceding year.

Any holder of record of our shares at the time that a dividend is declared is entitled to receive dividends. Under Brazilian corporate law, annual dividends are generally required to be paid within 60 days of the declaration date, unless the shareholders' resolution establishes another date of payment, which, in any case, must occur before the end of the fiscal year in which the dividend is declared.

Shareholders have a three-year period from the date of the dividend payment to claim the dividends attributed to their shares, after which the aggregate amount of any unclaimed dividend would legally revert to us.

Our by-laws grant to our shareholders the right to receive the annual mandatory dividend as follows:

(1) any accumulated loss and provision for income tax should be deducted from the income for the year, before any profit sharing;

(2) our managers may be granted a 10% share on the remaining profit, determined after the deduction described in item (1) above, with due regard for the provisions and limitations set forth in Brazilian corporate law and in our by-laws;

(3) 5% of the net income for the year, as determined after the deduction described in item (1) above, should be allocated to our legal reserve, up to the limit of 20% of our capital stock. Whenever our legal reserve plus our capital reserve exceed 30% of our capital stock, the allocation of a portion of our net income for the year to our legal reserve should no longer be required; and

(4) of the remaining net income for the year, determined after the deductions described in items (1) through (3) above, and adjusted pursuant to Article 202 of Brazilian corporate law, (a) 25% will be allocated to the payment of mandatory dividends to all shareholders; and (b) the total remaining net income should be allocated to our legal reserve for purposes of creating the necessary protection funds and mechanisms for our proper development, up to the limit of 100% of our capital stock.

Interest on Shareholders' Equity

Beginning January 1, 1996, Brazilian companies are permitted to pay interest on shareholders' equity in lieu of limited dividends to shareholders and to treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and, since 1998, also for the purpose of social contribution on net profits. Payment of interest on shareholders' equity may be made at the discretion of the Board of Directors. The deduction amount is limited to the greater of: (1) 50% of net income (after deduction of social contribution on net profits but before taking into account the distribution itself and any income tax deduction) for the period in respect of which the payment is made; and (2) 50% of accumulated earnings. The payment of interest on shareholders' equity is an alternative to the payment of mandatory dividends. Interest on shareholders' equity cannot exceed the prorated daily variation of the long-term interest rate, or TJLP. The amount distributed to our shareholders as interest on shareholders' equity, net of any income tax, may be included as part of the mandatory dividends. Under applicable law, we are required to pay to our shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on shareholders' equity, net of payment of any applicable withholding tax, plus the amount of distributed dividends, is at least equivalent to the mandatory dividend amount.

Under our by-laws and paragraph 7 of Law No. 9,249, of December 26, 1995, as subsequently amended, interest on shareholders' equity may be included as part of the mandatory dividends.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

14.02 – ADVISABLE, VOLUNTARY INFORMATION

MARKET INFORMATION

Overview

There is currently no public market for our common shares. Accordingly, we cannot assure you that an active trading market will develop for our common shares, or that our common shares will trade in the public market subsequent to this offering at or above the initial offering price. Our common shares have been approved for listing and trading on the *Novo Mercado* segment under the symbol "BMEF3."

On November 7, 2007, we entered into the *Novo Mercado* Participation Agreement with the BOVESPA, by means of which we have undertaken to comply with all requirements related to the corporate governance practices set forth by BOVESPA in order to meet the listing requirements for listing our common shares on the *Novo Mercado* segment.

We have issued no securities other than common, registered shares representing our capital stock.

Trading on the BOVESPA

Trading on the BOVESPA is conducted only by member brokerage firms and a limited number of authorized non-members. Trading sessions take place every business day, from 10:00 a.m. to 5:00 p.m., or from 11:00 a.m. to 6:00 p.m. during daylight saving time in Brazil, on an electronic trading system called "MegaBolsa." Trading is also conducted between 5:45 p.m. and 7:00 p.m., or between 6:45 p.m. and 7:30 p.m. during daylight savings time in Brazil, in an after-market system connected to both traditional brokerage firms and brokerage firms operating on the Internet. This after-market trading is subject to regulatory limits on price volatility of securities traded by investors operating on the Internet.

When shareholders trade shares on the BOVESPA, the trade is settled three business days after the trade date, without adjustments to the purchase price. The seller is ordinarily required to deliver the shares to the exchange on the third business day following the trade date. Delivery of, and payment for, shares is made through the facilities of an independent clearinghouse, the CBLC.

In order to maintain control over the fluctuation of the BOVESPA index, the BOVESPA has adopted a "circuit breaker" system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the BOVESPA index falls below 10% or 15%, respectively, in relation to the closing index levels of the previous trading session.

Novo Mercado

In December 2000, the BOVESPA established a special listing segment known as *Novo Mercado*. The purpose of this listing segment was to attract companies that were willing to adopt higher disclosure and financial reporting standards, in addition to legally established requirements, while undertaking to adopt differentiated corporate governance practices in respect of their management, the protection of minority shareholders and transparency.

Companies adhering to the *Novo Mercado* listing segment voluntarily agree to comply with more stringent rules than existing in the Brazilian legislation, which include, for example, (i) issuing common shares only; (ii) ensuring that a number of shares at least representing 25% of the capital stock are free floating; (iii) provide additional and more detailed information to the market together with the quarterly information; and (iv) disclose a full English version of the financial statements, management report and accompanying notes, prepared in accordance with the

Brazilian GAAP, together with an additional note showing the reconciliation of the results of the year and the shareholders' equity, as ascertained pursuant to the Brazilian GAAP and the US GAAP or the IFRS, as the case may be, and indicating the main differences in such criteria and standards, and accompanied also of the opinion of the independent auditors. Adherence to the Novo Mercado regulation takes place by means of the signature of an agreement between the interested company, its directors and executive officers and the BOVESPA, and requires that the company's by-laws be amended to adjust to the rules and requirements prevailing in the *Novo Mercado*.

On executing the agreement for participation in the *Novo Mercado* and the instrument of adherence to the *Novo Mercado* regulation, a company agrees to adopt the rules and practices of the *Novo Mercado*, which in essence seek to provide a greater degree of transparency in respect of the company's business, financial condition and results of operations, as well as, among other things, to ensure that minority shareholders have a greater degree of participation in the management. The principal rules prevailing in the *Novo Mercado*, which also apply to us, are summarized below.

Additionally, as a result of the issue of CMN Resolution 3.357, which established new rules for investments by closed-end pension funds, the portfolios of such pension funds may comprise a greater number of shares issued by companies listed in the *Novo Mercado* or any of the other listing segments of the BOVESPA which also adopt higher standards of corporate governance practices. Thus, since the issue of this resolution, investments in shares issued by companies that adopt differentiated corporate governance practices have become particularly important and attractive for these pension funds, which are major buyers in the Brazilian securities market. This factor may contribute to a significant growth of the *Novo Mercado* listing segment, to the benefit of companies whose shares are traded in this market.

Listing on the Novo Mercado

In order to have their shares and other securities listed on the Novo Mercado, a company is required to obtain its registration as a publicly held corporation and undertake to maintain updated record information with the CVM. In addition, this company is required to execute an agreement for participation in the *Novo Mercado* and adjust its by-laws to reflect the minimum requirements established by the BOVESPA. The capital of such a corporation must comprise voting shares only, and therefore should be divided into common shares, with shares free float representing a minimum of 25% of the capital stock. In addition, companies whose shares are listed on the *Novo Mercado* are not permitted to issue or have outstanding founders' shares.

Board of Directors

The board of directors of companies listed on the *Novo Mercado* must be composed of at least five members, typically elected by the shareholders' meeting for unified terms of office extending through a maximum of two years, reelection being permitted. Additionally, a minimum of 20% of the directors should be independent directors, with no ties to the company or the controlling shareholders. All directors and executive officers of companies listed in the *Novo Mercado* may only take office after having signed an instrument of adherence to the rules and regulation of the *Novo Mercado*, pursuant to which they are liable for complying with and ensuring compliance with the company's agreement for participation in the Novo Mercado, the arbitration regulation of the market arbitration chamber of the BOVESPA and the Novo Mercado regulation.

Other Characteristics of the Novo Mercado Listing Segment

The following are some of the other requirements applying to companies listed on the Novo Mercado: (i) obligation to conduct a tender offer under certain circumstances, including for example in the event of a going private process or delisting from the *Novo Mercado*; (ii) offerings should be conducted so as to favor wide dispersion of the shares; (iii) minority shareholders should be ensured tag along rights in the event of a disposition of control, under the same conditions as the seller of control; (iv) reporting requirements that include obligation to disclose non-financial information, such as the number of shares held by senior management members and the number of free floating shares; (v) duty to disclose transactions with related parties; and (vi) the company, its directors, executive officers and fiscal council members should undertake to submit to arbitration carried out before the market arbitration chamber of the BOVESPA any dispute related to, or arising from, the application, legality,

effectiveness, interpretation, violation and effects of violation of the provisions of the company by-laws, the Brazilian Corporate Law, the rules of the CMN and the Central Bank, the regulations of the CVM and BOVESPA and other rules generally applying to the Brazilian capital securities market, in addition to the provisions of the *Novo Mercado* regulation, the arbitration regulation of the market arbitration chamber of the BOVESPA, and the provisions contained in the agreement for participation in the *Novo Mercado.*

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

14.02 – ADVISABLE, VOLUNTARY INFORMATION

SUMMARY FINANCIAL INFORMATION

The tables below summarize our historical consolidated financial information and our pro forma consolidated financial information as of and for the periods indicated. The selected financial information below should be read in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this offering memorandum, and with the sections entitled "*Presentation of Financial and Other Information,*" "*Selected Financial Information,*" "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" and "*Unaudited Pro Forma Consolidated Financial Information.*"

Our historical consolidated financial information relating to our balance sheets and income statements as of and for the years ended December 31, 2004, 2005 and 2006 and as of and for the nine-month periods ended September 30, 2006 and 2007 is derived from our consolidated financial statements included elsewhere in this offering memorandum, which were prepared in accordance with Brazilian GAAP.

Our unaudited pro forma consolidated financial information is presented exclusively for information purposes and should not be considered as an indication of our future consolidated financial statements, as if our demutualization and changes related to our operating model resulting therefrom had actually been implemented at January 1, 2006.

We have translated some amounts included in this offering memorandum from *reais* into U.S. dollars using the exchange rate of R$1.839 to US$1.00, as of September 30, 2007, as reported by the Central Bank. The U.S. dollar equivalent information presented in this offering memorandum is provided solely for the convenience of investors and should not be construed as implying that the *real* amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See "Exchange Rates" for more detailed information regarding the translation of *reais* into U.S. dollars.

Actual and Pro forma Consolidated Income Statement

	Actual							Pro forma(1) (Unaudited)			
	Year Ended December 31,				Nine-month Period Ended September 30,			Year Ended December 31,		Nine-month Period Ended September 30,	
	2004	2005	2006	2006	2006	2007	2007	2006	2006	2007	2007
	(In R$ million)			(In US$ million)	(In R$ million)		(In US$ million)	(In R$ million)	(in US$ million)	(in R$ million)	(in US$ million)
Gross revenues	**347.8**	**341.2**	**393.4**	**213.9**	**292.6**	**430.2**	**233.9**	**432.3**	**235.1**	**473.1**	**257.3**
Trading and/or settlement system	339.0	330.5	381.0	207.2	281.7	413.7	225.0	421.9	229.4	458.4	249.3
Derivatives	323.3	313.4	359.5	195.5	265.7	393.3	213.9	398.0	216.4	435.6	236.9
Foreign exchange	13.0	13.5	14.4	7.8	10.7	14.1	7.7	16.8	9.1	16.4	8.9
Securities	0.8	1.0	0.9	0.5	0.7	0.7	0.4	1.0	0.6	0.7	0.4
Brazilian Commodities Exchange	2.0	2.7	5.8	3.2	4.5	4.7	2.5	5.8	3.2	4.7	2.5
BM&F Settlement Bank	—	0.0	0.3	0.2	0.1	1.0	0.5	0.3	0.2	1.0	0.5
Other operating revenues	8.8	10.7	12.4	6.8	10.9	16.4	8.9	10.4	5.7	14.7	8.0
Deductions	**(110.8)**	**(111.6)**	**(97.8)**	**(53.2)**	**(73.0)**	**(137.5)**	**(74.8)**	**(44.1)**	**(24.0)**	**(48.8)**	**(26.5)**
Fees transferred Operational enhancement programs for members	(107.7)	(107.8)	(93.3)	(50.7)	(69.4)	(132.5)	(72.1)	—	—	—	—
Institutional funds	(1.9)	(2.3)	(2.6)	(1.4)	(1.9)	(2.4)	(1.3)	—	—	—	—
Transfer of fees — BOVESPA	(1.2)	(1.3)	(1.7)	(0.9)	(1.3)	(2.0)	(1.1)	(1.7)	(0.9)	(2.0)	(1.1)
PIS and COFINS	—	—	(0.0)	(0.0)	(0.2)	(0.3)	(0.2)	(39.3)	(21.4)	(43.3)	(23.6)
Municipal service tax (ISS)	(0.1)	(0.2)	(0.2)	(0.1)	(0.2)	(0.3)	(0.2)	(3.1)	(1.7)	(3.5)	(1.9)
Net revenues	**237.0**	**229.7**	**295.6**	**160.8**	**219.6**	**292.6**	**159.1**	**388.2**	**211.1**	**424.3**	**230.7**
Operating expenses	**(235.0)**	**(212.6)**	**(242.7)**	**(132.0)**	**(180.6)**	**(222.0)**	**(120.7)**	**(227.5)**	**(123.7)**	**(207.5)**	**(112.9)**
Operating income	**2.0**	**17.0**	**52.9**	**28.8**	**39.0**	**70.6**	**38.4**	**160.6**	**87.4**	**216.8**	**117.9**
Financial income	**76.6**	**104.3**	**124.5**	**67.7**	**95.4**	**106.8**	**58.1**	**144.0**	**78.3**	**121.4**	**66.0**
Financial income	113.9	149.4	163.4	88.8	123.9	133.1	72.4	154.0	83.8	126.8	68.9
Taxes and contributions on financial investments	(21.3)	(25.2)	(22.0)	(11.9)	(14.7)	(18.6)	(10.1)	(1.6)	(0.9)	(0.1)	(0.1)

Updating of operational enhancement programs	(9.0)	(8.9)	(8.4)	(4.6)	(2.1)	(2.5)	(1.4)	—	—	—	—
Monetary adjustments, provisions and other	(7.0)	(11.1)	(8.5)	(4.6)	(11.8)	(5.2)	(2.8)	(8.5)	(4.6)	(5.2)	(2.8)
Non-operating income	0.9	3.0	(3.3)	(1.8)	(2.3)	1.9	1.0	(3.3)	(1.8)	1.9	1.0
Reversal of funds allocated to members	—	8.3	18.9	10.3	13.0	22.3	12.1	—	—	—	—
Net effect of our demutualization	—	—	—	—	—	23.0	12.5	—	—	—	—
Income before taxes	79.5	132.6	193.0	104.9	145.0	224.6	122.2	301.3	163.8	340.1	184.9
Income and social contribution taxes	(0.2)	(0.6)	(0.7)	(0.4)	(0.8)	(0.6)	(0.3)	(102.8)	(55.9)	(113.1)	(61.5)
Provision for income tax	(0.1)	(0.4)	(0.5)	(0.3)	(0.6)	(0.4)	(0.2)	(75.6)	(41.1)	(83.1)	(45.2)
Provision for social contribution tax	(0.1)	(0.2)	(0.2)	(0.1)	(0.2)	(0.2)	(0.1)	(27.2)	(14.8)	(29.9)	(16.3)
Minority interest	1.1	0.1	(1.3)	(0.7)	(1.2)	(2.1)	(1.1)	(1.3)	(0.7)	(2.1)	(1.1)
Net income	80.4	132.1	191.0	103.9	143.1	222.0	120.7	197.2	107.2	225.0	122.3

(1) Our unaudited pro forma consolidated financial information reflects the impact of our demutualization and the changes to our operating model on our historical consolidated financial statements as if these events had occurred on January 1, 2006. See "Unaudited Pro Forma Consolidated Financial Information."

Actual and Pro forma Consolidated Income Statement

	Actual							Pro forma[1] (Unaudited)			
	Year Ended December 31,				Nine-month Period Ended September 30,			Year Ended December 31,		Nine-month Period Ended September 30,	
	2004	2005	2006	2006	2006	2007	2007	2006	2006	2007	2007
	(In R$ million)			(In US$ million)	(In R$ million)		(In US$ million)	(In R$ million)	(In US$ million)	(In R$ million)	(In US$ million)
Gross revenues	347.8	341.2	393.4	213.9	292.6	430.2	233.9	432.3	235.1	473.1	257.3
Deductions	(110.8)	(111.6)	(97.8)	(53.2)	(73.0)	(137.5)	(74.8)	(44.1)	(24.0)	(48.8)	(26.5)
Net revenues	237.0	229.7	295.6	160.8	219.6	292.6	159.1	388.2	211.1	424.3	230.7
Operating expenses	(235.0)	(212.6)	(242.7)	(132.0)	(180.6)	(222.0)	(120.7)	(227.5)	(123.7)	(207.5)	(112.9)
Operating income	2.0	17.0	52.9	28.8	39.0	70.6	38.4	160.6	87.4	216.8	117.9
Financial income	76.6	104.3	124.5	67.7	95.4	106.8	58.1	144.0	78.3	121.4	66.0
Non-operating income	0.9	3.0	(3.3)	(1.8)	(2.3)	1.9	1.0	(3.3)	(1.8)	1.9	1.0
Reversal of funds allocated to members	—	8.3	18.9	10.3	13.0	22.3	12.1	—	—	—	—
Net effect of our demutualization	—	—	—	—	—	23.0	12.5	—	—	—	—
Income before taxes	79.5	132.6	193.0	104.9	145.0	224.6	122.2	301.3	163.8	340.1	184.9
Income and social contribution taxes	(0.2)	(0.6)	(0.7)	(0.4)	(0.8)	(0.6)	(0.3)	(102.8)	(55.9)	(113.1)	(61.5)
Minority interest	1.1	0.1	(1.3)	(0.7)	(1.2)	(2.1)	(1.1)	(1.3)	(0.7)	(2.1)	(1.1)
Net income	80.4	132.1	191.0	103.9	143.1	222.0	120.7	197.2	107.2	225.0	122.3

(1) Our unaudited pro forma consolidated financial information reflects the impact of our demutualization and the changes to our operating model on our historical consolidated financial statements had these events occurred on January 1, 2006. See "Unaudited Pro Forma Consolidated Financial Information."

The following table sets forth, for the indicated periods, a reconciliation of our EBITDA with our net income for each period:

EBITDA Information[2]

	Consolidated							Pro forma[1] (Unaudited)			
	Year Ended December 31,				Nine-month Period Ended September 30,			Year Ended December 31,		Nine-month Period Ended September 30,	
	2004	2005	2006	2006	2006	2007	2007	2006	2006	2007	2007
	(In R$ million)			(In US$ million)	(In R$ million)		(In US$ million)	(In R$ million)	(In US$ million)	(In R$ million)	(In US$ million)
Net income	80.4	132.1	191.0	103.9	143.1	222.0	120.7	197.2	107.2	225.0	122.3
(+) Depreciation and amortization expenses	49.6	21.8	22.8	12.4	16.4	20.8	11.3	15.5	8.4	12.4	6.7
(+/-) Net financial result	(76.6)	(104.3)	(124.5)	(67.7)	(95.4)	(106.8)	(58.1)	(144.0)	(78.3)	(121.4)	(66.0)
(+/-) Income and social	0.2	0.6	0.7	0.4	0.8	0.6	0.3	102.8	55.9	113.1	61.5

contribution taxes											
(=) EBITDA	53.6	50.2	90.0	48.9	64.9	136.5	74.3	171.6	93.3	229.0	124.6
EBITDA margin[3]	22.6%	21.8%	30.4%	30.4%	29.6%	46.7%	46.7%	44.2%	44.2%	53.9%	53.9%

(1) Our unaudited pro forma consolidated financial information reflects the impact of our demutualization and the changes to our operating model on our historical consolidated financial statements as if these events had occurred on January 1, 2006. See "Unaudited Pro Forma Consolidated Financial Information."

(2) EBITDA is a non-GAAP measure we use to monitor our economic and operating performance, and consists of our net income adjusted by depreciation and amortization expenses, net financial results and income and social contribution taxes. EBITDA is not a measurement recognized under Brazilian GAAP, IFRS or U.S. GAAP. EBITDA does not have standardized meanings and may not be comparable to similarly-titled measures as used by other companies. EBITDA should not be considered as a basis for dividend distributions, or as an alternative to net income or loss as an indicator of our operating performance, or as an alternative to cash flow as an indicator of our liquidity.

(3) EBITDA margin is defined as EBITDA divided by net revenues.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

14.02 – ADVISABLE, VOLUNTARY INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations is based on, and should be read in conjunction with, our consolidated financial statements and accompanying notes for the years ended December 31, 2004, 2005 and 2006 and the nine-month periods ended September 30, 2006 and 2007, included elsewhere in this offering memorandum. There are significant differences between U.S. GAAP and IFRS and Brazilian GAAP. Our financial statements contained in this offering memorandum differ from those that would be prepared based upon U.S. GAAP or IFRS. We have made no attempt to identify or quantify the impact of those differences. No reconciliation to U.S. GAAP or IFRS of any of the financial statements presented in this offering memorandum has been prepared for this offering or for any other purpose. There can be no assurance that reconciliations would not identify material quantitative differences as well as disclosures and presentation differences between our consolidated financial statements as prepared in accordance with Brazilian GAAP and the financial statements as prepared under U.S. GAAP or IFRS. The following discussion and analysis should also be read in conjunction with the information presented under "Presentation of Financial and Other Information," "Summary Financial Information," "Selected Financial Information," "Unaudited Pro Forma Consolidated Financial Statements" and other financial information included in this offering memorandum.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in this section due to a number of factors, including but not limited to, the factors described in "Forward-Looking Statements," "Risk Factors" and the other matters described in this offering memorandum.

Introduction

We were incorporated in 1985 as a not-for-profit organization. Since the beginning of our activities until our demutualization, approved on September 20, 2007 and effective as of October 1, 2007, we conducted our business without seeking to maximize earnings. Before our demutualization, we were subject to a taxation system and adopted an operating model that was significantly different after our conversion into a for-profit company, specifically as it relates to the following items:

- We allocated a substantial portion of our revenues from our trading and/or settlement systems to the creation of institutional funds and to financing programs aimed at supporting the development of intermediation activity carried out by our former members. With our demutualization and our conversion into a for-profit company, such allocation was discontinued as of October 1, 2007, which will materially affect the way we record our net revenues in periods subsequent to that date.

- We were not subject to the payment of PIS, COFINS and ISS on the major portion of our gross revenues, most notably revenue from our trading and/or settlement systems. As a result of our demutualization and the subsequent change in the taxation system to which we are subject, our gross revenues became subject to PIS and COFINS, while certain services that we provide became subject to ISS. These taxes have been passed on to our clients through the fees we charge for providing trading and settlement services.

- We were not subject to income tax and social contribution, except in the case of the BM&F Settlement Bank, which has been organized as a for-profit company since its inception. Since our demutualization, we became subject to payment of income tax and social contribution at levels substantially higher than levels to which we were previously subject.

- As a not-for-profit organization, we were not allowed to make distributions to our former members in the form of dividends or interest on shareholders' equity. As a result, the cash surplus from our operating activities was used to fund the development of BM&F Association and its former members. After our demutualization, we will be able to pay dividends and interest on shareholders' equity to our shareholders, subject to the applicable taxation. See "Dividends and Dividend Policy."

Tax Effects on Distributions of Dividends and Interest on Shareholders' Equity

Brazilian law prohibits nor-for profit associations from making profit distributions, such that prior to our demutualization, no dividends or other distributions were ever carried out. Cash surpluses arising from our operations were reinvested in our development as a market operator. Since our demutualization, we have become a for-profit corporation and former members have acquired equity interests in our shares. Currently, as a for-profit corporation, we are subject to taxation such as any other corporation, and may distribute dividends and/or interest on shareholders' equity to our shareholders. Under Law 9249/95, as amended, shareholders benefiting from such distributions are exempt from income taxation in the case of dividend distributions, and are subject to tax in the case of distributions of interest on shareholders' equity, such as normally charged from shareholders of other corporations, as discussed elsewhere herein.

Tax Effects Arising from Reductions in Capital Stock

In addition, should we decide to reduce the amount of our capital stock and return capital to our shareholders, certain taxes will be charged on capital gain ascertained by shareholders to whom investment is returned at the time of such capital reduction. Capital gain is determined based on the difference between (i) the amount per share returned to a shareholder, and (ii) the acquisition cost of the investment, whether represented by membership certificates acquired prior to our demutualization or by shares acquired after our demutualization, including shares acquired within the scope of either the primary or secondary offerings of our shares, or in subsequent trades or private purchases. Depending on the nature of the transaction and origin of the shareholder, capital gain thus determined will be subject to levy of income tax, pursuant to Law 7,713/88, Decree-Law 1,598/77 and Law 8.981/95, as amended, and to levy of social contribution on net income (*Contribuição Social sobre o Lucro Líquido*), or CSLL, pursuant to Law 7,689/88, as amended, of social security financing contribution (*Contribuição para Financiamento da Seguridade Social*), or COFINS, and contribution to the Social Participation Program (*Contribuição do Programa de Integração Social*), or PIS, pursuant to Laws 9,718/98, 10,833/03 and 10,637/02, as amended.

Overview

We are one of the world's largest futures exchanges, the largest in Latin America as measured by number of contracts traded and the only futures exchange operating in Brazil. During the nine-month period ended September 30, 2007, an average of 1.8 million derivatives contracts were traded and/or registered on our systems per day, representing a 61.6% increase as compared to the same period in 2006. In 2006, an average of 1.2 million derivatives contracts were traded and/or registered on our systems per day, representing a 37% increase as compared to 2005. In the four-year period ended September 30, 2007, our compound annual growth rate in number of contracts traded was 35%. On September 30, 2007, our open interest was approximately 18.3 million contracts (or R$1.98 trillion in notional value) across a broad range of derivatives products

We develop and manage systems for the trading and settlement of securities and derivatives products based on interest rates, foreign exchange, equity and inflation indices, financial indicators, commodities (including environmental commodities), foreign currency, energy prices, transportation and climate, for immediate and future settlement. We seek to provide our clients products that allow them to hedge against risks, arbitrage prices between markets and/or securities, diversify investment allocations and leverage investment strategies.

We have a vertically integrated business model, offering services across the trading and settlement life cycles of derivatives contracts. Our services include: (1) trading systems, including floor, electronic, and web-based trading (WebTrading); (2) registration systems for trades performed in the OTC market; (3) clearing and settlement systems, integrated into a robust financial safeguard structure and a sophisticated risk management system, which enable us

to act as a central counterparty, or CCP; and (4) custody systems for agribusiness, gold certificates and other assets and securities.

Brazilian Economic Environment

Since the *Real* Economic Plan was implemented in July 1994, the Brazilian economy has become increasingly stable. Continuity of the macroeconomic policies by recent administrations focusing on fiscal discipline, inflation targets, free floating exchange rates, foreign investments and compliance with international financial agreements, including re-payment of all Brazilian debt to the International Monetary Fund, or IMF, has contributed to an enhanced perception of Brazilian markets and assets by the global financial community.

Limitations on higher levels of economic growth derive primarily from: (1) incomplete structural reforms, most notably those related to social security, labor and the taxation framework; (2) a low rate of investment relative to GDP, specifically infrastructure investments; and (3) problems related to the development of the regulatory framework, an essential factor attracting private investment and long-term projects and initiatives.

Brazilian GDP grew 5.7% in 2004 and the average unemployment rate in the country's major metropolitan regions dropped from 10.9% in December 2003 to 9.6% in December 2004, according to estimates published by the IBGE. This unemployment rate reduction in Brazil resulted in an increase in the demand for goods and services. Brazil attained a primary fiscal surplus equivalent to 4.6% of Brazilian GDP in 2004, above the 4.5% target established by the IMF. Brazil had a positive current account balance of US$11.7 billion in the year ended December 31, 2004. Inflation measured by the Extended Consumer Price Index, or IPCA, was 7.6% in 2004; the interest rate for the CDI was 16.2% in 2004 and the Long-Term Interest Rate, or TJLP, was 10.0%. The *real* appreciated by 8.1% relative to the U.S. dollar, partly due to high interest rates maintained to moderate inflationary pressures. Brazil's sovereign risk measured by the Emerging Markets Bonds Index, or EMBI, ended 2004 at 382 points, compared to 463 points at year-end 2003, reflecting the process of stabilization of the Brazilian economy and a lower risk perception by investors. The balance of payments was a surplus of US$2.2 billion, due to an increase in the flow of trade of US$159.3 billion, representing the sum of the amounts of goods imported and exported by Brazil in the period. Direct foreign investment grew 78.9% in 2003, reaching US$18.2 billion, and the market capitalization on the BOVESPA reached R$905 billion. The fixed portion of the public debt ended 2004 at 16.0%, a low level that presented difficulties for the structuring of long-term economic plans.

In 2006, the *real* appreciated approximately 8.7% against the U.S. dollar. Despite this appreciation, strong world demand for Brazilian products increased exports and produced a current account balance of US$13.6 billion which, among other factors, contributed to raising Brazil's international reserves to historically high levels. The unemployment rate showed little change, rising from 8.3% on December 31, 2005 to 8.4% on December 31, 2006 in the major metropolitan regions of Brazil, according to IBGE estimates. Inflation measured by the IPCA dropped to 3.1% as a result of Brazil's conservative monetary policy, particularly given the government's efforts to comply with certain inflation targets. The TJLP was 8.0% and the CDI reached 15.0% in 2006. Brazil's sovereign risk measured by the EMBI index ended 2006 at 192 points, considerably lower than the 311 points for 2005. The balance of payments showed a US$30.6 billion surplus, representing more than five times the surplus for the previous year. Direct foreign investment grew to US$18.8 billion, driven by international investors' confidence in the Brazilian economy. The market capitalization on the BOVESPA rose 36.8%, reaching R$1.5 trillion, and the fixed portion of the public debt represented 32.0% of the total public debt at the end of 2006.

For 2007, preliminary macroeconomic results signal an acceleration of the pace of economic growth compared to the prior year. The 14.0% currency appreciation relative to the U.S. dollar for the first nine months of 2007 contributed in part to the control of inflation, which was 3.0% as measured by the IPCA. The US$30.9 billion accumulated trade surplus in the first half of 2007, coupled with repeated purchases of foreign currency by the Central Bank, increased Brazil's international reserves to more than US$163.0 billion at the end of September 2007. The acceleration of economic growth experienced in the last quarter of 2006 appears to be continuing in 2007. The reduction in the basic interest rate increases the availability of credit, domestic demand and investment in fixed capital by the private sector. Brazil's sovereign risk reached historically low levels of approximately 128 points at the end of the third quarter of 2007. The balance of payments was a US$73.7 billion surplus. Direct foreign

investment was R$28.0 billion, and the market capitalization on the BOVESPA was R$2.3 trillion. The fixed portion of the public debt continued to rise and reached 33.6% of the total public debt.

The primary macroeconomic indicators in Brazil in recent years are set forth in the table below:

	Year Ended December 31,			Nine-month Period Ended September 30,	
	2004	2005	2006	2006	2007
GDP Growth	5.7%	2.9%	3.7%	2.7%	N/A
Inflation (IGP-M)	12.4%	1.2%	3.8%	2.3%	4.1%
Inflation (IPCA)	7.6%	5.7%	3.1%	2.0%	3.0%
CDI	16.2%	19.0%	15.0%	11.5%	9.0%
TJLP	10.0%	9.9%	8.0%	6.2%	4.8%
Exchange rate (closing) — R$ per US$1.00	R$2.654	R$2.341	R$2.138	R$2.174	R$1.839
Exchange rate (average) — R$ per US$1.00	R$2.924	R$2.434	R$2.177	R$2.185	R$1.910
Appreciation of the real against the U.S. dollar	8.1%	11.8%	8.7%	7.1%	14.0%
Sovereign risk (EMBI)	382.0	311.0	192.0	233.0	173.0
Balance of payments — in US$ billion	2.2	4.3	30.6	18.5	73.7
Flow of trade (exports and imports) — in US$ billion	159.3	191.9	229.2	167.7	202.3
Direct foreign investment — US$ billion	18.2	15.1	18.8	11.9	28.0
Portfolio of foreign investment — in US$ billion	(4.0)	6.7	9.1	1.7	35.8
Fixed portion of public debt	16.0%	23.6%	32.0%	29.0%	33.6%
Stock exchange capitalization (BOVESPA) — in R$ billion	905	1,129	1,545	1,269	2,267

Source: BNDES, Central Bank, BOVESPA, J.P. Morgan (EMBI) and FGV.

Industry and Operating Factors Affecting Our Results of Operations

Our gross revenues derive principally from fees we charge for the use of our trading, registering, clearing and settlement systems. As a result, our gross revenues are directly affected by the trading volume on our systems and the level of our fees. The trading volume on our systems can be affected by a number of factors, including:

- volatility of the principal domestic and international economic variables, particularly interest, exchange and inflation rates;
- expansion in the level of economic activity in general and, in particular, the increase in the volume of credit relative to GDP and the average term of such credit, which drives demand for derivatives;
- import and export activity levels, affecting the demand for derivatives based on exchange rates;
- growth of the Brazilian stock market, increasing the demand for derivatives based on equity indices;
- growth and sophistication of Brazilian agribusiness, resulting in increased use of derivatives and other financial instruments intended to minimize risk and improve financing conditions;
- composition and maturity of the Brazilian federal public debt, particularly the increase of the fixed portion of public debt and related maturities, which positively impacts the demand for interest rates derivatives;
- liquidity of international markets and foreign investors' interest in Brazilian assets and contracts, including the growing participation of hedge funds and other foreign institutional investors in our markets;
- political and economic issues that can affect the credibility of the federal government's macroeconomic policies, which impact the volatility of asset values, sovereign risk and the flow of international capital;
- legal and regulatory issues, such as changes in the tax system applicable to the domestic financial market, changes in the regulation of foreign investors' access to the domestic market and government authorizations for the development of new products and systems, among others; and
- international competition from other commodities and futures platforms offering competing products and services, resulting in pricing elasticity to our fee structure.

Key Line Items of our Income Statement

Below we explain the principal line items of our consolidated income statement.

Gross Revenues

Our gross revenues are comprised of the following items:

	Years ended December 31,								Nine-month periods ended September 30,				
	2004 (million R$	2004 % of Net Income	2005 (million R$	2005 % of Net Income	2006 (million R$	2006 % of Net Income	% Variation 2006/2005	% Variation 2005/2004	2006 (million R$	2006 % of Net Income	2007 (million R$	2007 % of Net Income	% Variation 2007/2006
Gross revenues	347.8	146.8	341.2	148.6	393.4	133.1	15.3	(1.9)	292.6	133.2	430.2	147.0	47.0
Trading and/or settlement system	339.0	143.1	330.5	143.9	381.0	128.9	15.3	(2.5)	281.7	121.0	413.7	134.4	46.9
Derivatives	323.3	136.4	313.4	136.5	359.5	121.6	14.7	(3.1)	265.7	4.9	393.3	4.8	48.1
Foreign exchange	13.0	5.5	13.5	5.9	14.4	4.9	6.9	4.0	10.7	0.3	14.1	0.2	31.0
Securities	0.8	0.3	1.0	0.4	0.9	0.3	(9.5)	31.2	0.7	2.0	0.7	1.6	(5.3)
Brazilian Commodities Exchange	2.0	0.8	2.7	1.2	5.8	2.0	116.6	34.6	4.5	121.0	4.7	134.4	4.9
BM&F Settlement Bank	—	0.0	0.0	0.0	0.3	0.1	3,971.4	—	0.1	0.0	1.0	0.3	937.9
Other operating revenues	8.8	3.7	10.7	4.7	12.4	4.2	16.3	21.4	10.9	5.0	16.4	5.6	50.8
Market data	4.4	1.9	5.5	2.4	6.7	2.3	21.6	24.3	5.0	2.3	7.3	2.5	45.2
Commodity classification fees	1.9	0.8	2.5	1.1	2.6	0.9	3.2	32.2	1.8	0.8	2.6	0.9	43.3
Other	2.5	1.1	2.7	1.2	3.2	1.1	17.7	8.1	4.1	1.9	6.6	2.3	60.8

Revenues from Trading and/or Settlement Systems

Most of our revenue derives from fees we charge for the use of our trading, registration, clearing and settlement systems. We charge exchange fees for the use of our trading systems, including floor and electronic trading, as well as registration fees, permanence fees and delivery fees for the use of our registration, clearing and settlement systems.

For "derivatives," "foreign exchange" and "securities," we register the fees we charge for trading and/or settlement of transactions with derivatives, spot foreign exchange and federal government bonds, respectively. For the Brazilian Commodities Exchange, we register the fees we charge for commodities and agribusiness securities trading in the Brazilian Commodities Exchange systems. For BM&F Settlement Bank, we record the fees we charge for providing transaction settlement and asset custody services in general.

We record gross revenues relating to transactions with derivatives in the amount we actually receive, net of the 25% discount we offered to our members prior to our demutualization.

Other Operating Revenues

In addition to the fees from our trading, registration, clearing and settlement systems, we also generate revenue from other operations, including: (1) fees we charge vendors authorized to distribute our market data such as prices and volumes of contracts traded; (2) commodity classification fees related to classification services provided by our laboratories for cotton, coffee and corn; and (3) other items, including fees we charge for the transfer of membership titles, fees from educational programs offered by the BM&F Institute of Education and management fees for our guarantee funds.

Deductions

Deductions comprised the following items:

	Years ended December 31,								Nine-month periods ended September 30,				
	2004 (million R$	2004 % of Net Income	2005 (million R$	2005 % of Net Income	2006 (million R$	2006 % of Net Income	% Variation 2006/2005	% Variation 2005/2004	2006 (million R$	2006 % of Net Income	2007 (million R$	2007 % of Net Income	% Variation 2007/2006
Gross revenues	347.8	146.8	341.2	148.6	393.4	133.1	15.3	(1.9)	292.6	133.2	430.2	147.0	47.0
Deductions	(110.8)	46.8	(111.6)	48.6	(97.8)	33.1	-12.4	0.7	(73.0)	(33.2)	(137.5)	-47.0	88.5
Fees transferred Operational enhancement programs for members	(107.7)	45.4	(107.8)	47.0	(93.3)	31.6	-13.5	0.2	(69.4)	(31.6)	(132.5)	(45.3)	91.1
Institutional funds	(1.9)	0.8	(2.3)	1.0	(2.4)	0.9	13.0	18.9	(1.9)	(0.9)	(2.4)	(0.8)	23.9
Transfer of fees — BOVESPA	(1.2)	0.5	(1.3)	0.6	(1.7)	0.6	29.5	6.4	(1.3)	(0.6)	(2.0)	(0.7)	58.1
PIS and COFINS		0.0	-	0.0	(0.0)	0.0		-	(0.2)	(0.1)	(0.3)	(0.1)	23.1
Municipal service tax (ISS)	(0.1)	0.0	(0.2)	0.1	(0.2)	0.1	32.3	187.9	(0.2)	(0.1)	(0.3)	(0.1)	91.7
Net Operating revenues	237.0	100.0	229.7	100.0	295.6	100.0	28.7	(3.1)	219.6	100.0	292.6	100.0	33.2

Operating Enhancement Programs for Members and Institutional Funds

As a not-for-profit association, we allocated a substantial portion of the revenue from our trading, registration, clearing and settlement systems to the creation of institutional funds and to financing programs aimed at supporting and developing intermediation activity carried out by our former members. 15% of our revenue from exchange fees was allocated to the FIF fund, while a variable portion of our revenue from exchange fees, as established from time to time by our Board of Directors, was allocated to the FALMO fund. The FIF and FALMO funds were accessible to our former members for equipment used in their intermediation activity, marketing campaigns, funding of technical education programs and client prospecting, among other purposes. The "institutional funds" deduction line relates to that portion of revenues from trading and settlement services that was allocated for capitalization of the FIF and FALMO funds and the floor traded U.S. dollar spot market, as well as for equipping our Foreign Exchange and Securities Clearinghouses.

As a result of our demutualization, the allocation of revenue to the institutional funds were completely discontinued as of October 1, 2007, causing a material change in the way we record our net revenues in periods subsequent to that date. For additional information, see "Unaudited Consolidated Pro Forma Financial Information."

Transfer of Fees — BOVESPA

We have an agreement with the BOVESPA by which we are authorized to use the BOVESPA index, or Ibovespa, and the *Índice Brasil 50* (Brazil Index 50 Index), or IBrX-50, as a referenced asset for our derivatives based on stock indices. According to this agreement, we pay to the BOVESPA on a monthly basis 10% of our revenues from exchange and registration fees generated from derivatives based on equity indices.

PIS, COFINS and ISS

As a not-for-profit organization, we were not subject to payment of PIS, COFINS and ISS on our gross revenues, except for: (1) services provided by the BM&F Settlement Bank, which was subject to a different tax system since its inception as a for-profit company; and (2) revenues from the Brazilian Commodities Exchange, which is subject to ISS on certain services provided.

With our demutualization and the resulting change in our tax regime, our revenues became subject to PIS and COFINS, while certain services that we provide became subject to ISS. As determined by our Board of Directors, we increased the fees we charge for the use of our trading, registration and settlement systems in order to offset the impact of the new tax systems on our net revenues. See "Unaudited Consolidated Pro Forma Financial Information."

Operating Expenses

Operating expenses comprised the following items:

	Years ended December 31,								Nine-month periods ended September 30,				
	2004 (million R$	2004 % of Net Income	2005 (million R$	2005 % of Net Income	2006 (million R$	2006 % of Net Income	% Variation 2006/2005	% Variation 2005/2004	2006 (million R$	2006 % of Net Income	2007 (million R$	2007 % of Net Income	% Variation 2007/2006
Operating expenses	**(235.0)**	**99.2**	**(212.6)**	**92.6**	**(242.7)**	**82.1**	**14.2**	**(9.5)**	**(180.6)**	**(82.2)**	**(222.0)**	**(75.9)**	**22.9**
Administrative and general expenses													
Personnel	(70.3)	29.7	(77.0)	33.5	(90.3)	30.5	17.3	9.6	(66.2)	(30.1)	(75.4)	(25.8)	13.9
PIS — payroll	(0.3)	0.1	(0.4)	0.2	(0.4)	0.1	11.2	13.6	(0.2)	(0.1)	(0.4)	(0.1)	53.7
Data processing	(45.8)	19.3	(47.3)	20.6	(51.0)	17.3	7.9	3.4	(39.4)	(17.9)	(57.4)	(19.6)	45.6
Depreciation and amortization	(0.1)	0.0	(0.2)	0.1	(0.2)	0.1	32.3	187.9	(0.2)	(0.1)	(0.3)	(0.1)	91.7
Free lease of equipment to members	(5.5)	2.3	(3.5)	1.5	(7.3)	2.5	109.7	(36.2)	(5.0)	(2.3)	(8.4)	(2.9)	67.3
Other	(44,2)	18,6	(18,3)	8.0	(15.5)	5.3	(15.0)	(58.6)	(11.4)	(5.2)	(12.4)	(4.2)	8.6
Outsourced services	(13.1)	5.5	(15.9)	6.9	(22.7)	7.7	42.6	21.2	(15.3)	(7.0)	(21.8)	(7.5)	42.7
Maintenance in general	(7.3)	3.1	(7.9)	3.4	(7.6)	2.6	(3.3)	8.3	(5.9)	(2.7)	(7.4)	(2.5)	26.9
Communications	(4.3)	1.8	(5.0)	2.2	(4.4)	1.5	(12.8)	16.4	(3.3)	(1.5)	(2.5)	(0.8)	(25.8)
Leases	(2.7)	1.2	(2.2)	1.0	(2.5)	0.8	11.7	18.2	(1.8)	(0.8)	(2.4)	(0.8)	33.7
Supplies	(2.4)	1.0	(2.4)	1.0	(2.2)	0.7	(10.7)	(0.6)	(1.7)	(0.8)	(1.9)	(0.6)	13.7
Promotion and publicity	(15.4)	6.5	(12.0)	5.2	(14.4)	4.9	20.4	(22.0)	(11.4)	(5.2)	(10.8)	(3.7)	(4.7)
Taxes	(6.6)	2.8	(2.8)	1.2	(2.6)	0.9	(5.0)	(58.0)	1.7)	(0.8)	(2.3)	(0.8)	41.6

Welfare	(2.3)	1.0	(5.9)	2.6	7(.0)	2.4	19.4	150.8	(5.1)	(2.3)	(5.6)	(1.9)	10.3
Other	(14.8)	6.2	(12.0)	5.2	(14.7)	5.0	22.0		(12.3)	(5.6)	(13.3)	(4.5)	8 0

Personnel and PIS — Payroll

We record salaries, labor charges and benefits for our staff in our "personnel" expense line. As a not-for-profit organization, we were subject to PIS at a rate of 1% on our payroll, which was registered in the "PIS — payroll" expense line. As a result of our demutualization, we are no longer subject to PIS at the rate of 1% on our payroll. For additional information, see "Unaudited Pro Forma Consolidated Financial Information."

Data Processing

We record expenditures for maintenance of hardware, software, network environments, contingency systems and other expenses related to information technology in our "data processing" expense line. This expense line also includes expenditures for outsourced personnel directly involved in information technology, including development of new systems and proprietary software.

As a not-for-profit organization, we recorded expenditures and investments in software and information technology as expenses for the relevant periods, under the "data processing" line item. We are implementing enhancements to our accounting system, which will enable us to segregate investments in software and information technology from our current expenses and treat them as "deferred assets" or "fixed assets" (capital expenditures), as the case may be.

Depreciation and Amortization

Our "depreciation and amortization" expense line item includes "free lease of equipment to members" and "other." As a not-for-profit organization. we used a portion of our revenues for financing funds and programs intended to develop our markets and support the brokering activity of our former members. As a part of this policy, we used FIF and FALMO funds to acquire technology and telecommunications equipment that was leased to our former members free of charge. The "free lease of equipment to members" line item records depreciation expenses from this leased equipment. The "other" line item records depreciation expenses from our other assets including buildings, furniture, technology and miscellaneous equipment.

As a result of our demutualization, the equipment we acquired with the FIF and FALMO funds was donated to our members, resulting in a material reduction in our depreciation expenses. For additional information, see "Unaudited Consolidated Pro Forma Financial Information."

Third Party Services

Our "third party services" expense line item includes legal, consulting, auditing and other fees and expenses. We incurred significant expenses for attorneys, auditors and consulting firms in connection with our demutualization and going public process, which began in early 2006, resulting in an increase in this expense line item in 2006.

Other Expenses

Our other expenses include: (1) maintenance related to our facilities and equipment; (2) communications related to expenses for telephone and other communication systems; (3) leases related to leasing of real estate property and vehicles; (4) supplies related to office supplies, kitchen and other expenses; (5) promotion and publicity related to marketing initiatives, seminars, educational programs, cultural events, conferences and other events that we promote or sponsor; (6) taxes related to the payment of Provisional Contribution on Financial Transactions, or CPMF, and Urban Real Estate Tax, or IPTU, and other taxes; (7) welfare related to the expenses with the APBM&F Job Training Association, the BM&F Athletics Club and other charitable activities; and (8) other expenses related to expenses for water, electric power, travel, indemnities, meals, urban transportation, newspapers, magazines and other items.

Financial Income

The table below sets forth a breakdown of our financial income for the years ended December 31, 2004, 2005 and 2006, and for the nine-month periods ended September 30, 2006 and 2007:

	Years ended December 31,								Nine-month periods ended September 30,				
	2004 (million R$	2004 % of Net Income	2005 (million R$	2005 % of Net Income	2006 (million R$	2006 % of Net Income	% Variation 2006/2005	% Variation 2005/2004	2006 (million R$	2006 % of Net Income	2007 (million R$	2007 % of Net Income	% Variation 2007/2006
Financial Income	76.6	32.3	104.3	45.4	124.5	42.1	19.5	36.1	95.4	43.4	106.8	36.5	12.0
Financial income	113.9	48.1	149.4	65.1	163.4	55.3	9.3	21.2	123.9	56.4	133.1	45.5	7.4
Taxes and contributions on financial investments	(21.3)	9.0	(25.2	11.0	(22.0)	7.4	(12.8)	18.3	(14.7)	(6.7)	(18.6)	(6.3)	26.0
Updating of operational enhancement programs	(9.0)	3.8	(8.9)	3.9	(8.4)	2.8	(5.8)	(1.2)	(2.1)	(0.9)	(2.5)	(0.9)	21.5
Monetary adjustment, provisions and others	(7.0)	3.0	(11.1)	4.8	(8.5)	2.9	(23.4)	58.5	(11.8)	(5.4)	(5.2)	(1.8)	(55.9)

Financial Income

Our financial income consists primarily of earnings from short-term investment of our cash and cash equivalents in investment funds, repo transactions and bank deposit certificates. We and our investment funds invest primarily in highly liquid federal government bonds, such as Financial Treasury Bills, or LFTs, and National Treasury Bills, or LTNs. Our cash and cash equivalents derive from the results of our operations and also from collateral pledged in cash by the participants of our clearinghouses, which are recorded in our current assets and current liabilities.

Taxes and Contributions on Financial Investments

As a not-for-profit organization, we were subject to income tax on earnings from our financial investments at rates ranging from 15.0% to 22.5%, depending on the term of the investment. Upon our demutualization, we became subject to a different tax system on financial earnings. For additional information, see "Unaudited Consolidated Pro Forma Financial Information."

Updating of Operational Enhancement Programs

As a non-profit entity, a part of our revenues was allocated to sponsoring programs and funds fostering our markets and derivatives intermediation activity in general, most notably the FIF and the FALMO funds. Financial earnings from unused funds allocated to such programs were accrued to these funds and used for the same purpose, resulting in a reduction of our financial income. As a result of our demutualization, all of the financial income generated by unused funds allocated to such programs became part of our financial income. For more information, see "Unaudited Consolidated Pro Forma Financial Information."

Non-operating Income

Our non-operating income relates primarily to lease revenue from the building owned by BVRJ, while our non-operating expenses are comprised of provisions for doubtful accounts related to transactions the BVRJ entered into in the past, as well as from the repurchase of permits for access to our trading floor from our former members.

Reversal of Funds Allocated to Members

As a not-for-profit organization, we registered the funds allocated to FIF and FALMO as long-term liabilities on our balance sheet until they were effectively disbursed. In 2003, 2004 and 2005, we changed the requirements for the use of FIF funds by our former members. In particular, we required members to comply with certain guidelines relating to the brokerage fees charged to their clients in order to receive funds from the FIF. Additionally, members failing to comply with these requirements have their respective FIF funds definitively blocked. The "reversal of funds allocated to members" line item in our audited consolidated historical financial statements reflect the FIF funds that: (1) were originally recorded on our balance sheet as non-current liabilities and that were permanently blocked according to the regulations then in force; and (2) were recorded as revenue in our audited consolidated

financial statements as a counter-entry to the reduction in our non-current liabilities. This line item also reflects the FIF funds that: (1) were recorded on our balance sheet as long-term liabilities and that were recorded as revenues on our audited consolidated financial statements, as a counter-entry to the reduction in our non-current liabilities; and (2) were used for the acquisition of equipment to be leased to our former members free of charge.

The effects of the above on the "reversal of funds allocated to members" line item were not included in our unaudited consolidated pro forma financial information.

Net Effects of our Demutualization

We have registered certain adjustments to our financial statements as of August 31, 2007 in preparation for our demutualization. The net effects of these adjustments are shown as "net effects of our demutualization" and are composed of the following items: (1) reversal of the institutional funds of our clearinghouses; (2) reversal of unpaid amounts of our institutional funds; (3) reversal of funds allocated to former members; (4) write-off of equipment free leased to our former members; (5) reversal of funds allocated for equipment upgrades at our Foreign Exchange and Securities Clearinghouses; (6) contributions to the FALMO fund; and (7) creation of institutional funds related to the ADD project, the BM&F Institute of Education, the BM&F Athletics Club and the BM&F Job Training Association. Upon our demutualization, the item "net effects of our demutualization" was excluded from our financial statements.

Critical Accounting Policies

Our consolidated financial statements have been prepared and are presented in accordance with Brazilian GAAP. These consolidated financial statements include estimates related to the allowance for doubtful accounts, provision for contingencies, depreciation and amortization of fixed assets and amortization of expenses included in deferred assets.

The critical accounting policies and estimates are those that we consider relevant to our financial condition and our operating results, which are difficult to determine, subjective and complex, often requiring estimates concerning matters that are inherently uncertain. Because they reflect subjective judgments and uncertainties, the critical accounting policies practices and estimates can lead to materially different results, depending on the assumptions and conditions adopted. For a discussion of these and other accounting practices, see Note 3 to our consolidated financial statements included elsewhere in this offering memorandum.

Allowance for Doubtful Accounts

Accounts receivable are recorded at their nominal value, including updates for inflation when applicable. From time to time we analyze the accounts receivable portfolio and record an allowance for doubtful accounts when we deemed necessary, based on our history of losses. Permanence and exchange fees receivable are recorded at historical value. When applicable, exchange fees and other charges not received upon maturity are updated for inflation and interest upon collection. When accounts receivable are settled by means of cancellation of a membership title of members in default, the outstanding balance is registered as cancellation cost and the difference to the value of the membership title is recorded as a surplus reserve. An increase in our provisions may be necessary if the amount of our provisions for doubtful accounts is different from the amount actually received.

Losses from Decreases in Recovery Value, Depreciation and Amortization of Fixed Assets

We periodically conduct tests concerning the recovery of our fixed assets. These tests are based on various indicators such as level of profitability and development of technology. Upon any negative event such as significant decrease in the market value of our fixed assets or a significant adverse change in the manner in which such long-term assets are utilized, cash flows are analyzed to determine if fixed assets and deferred charges are recoverable. We use assumptions and estimates in order to estimate future cash flows. These assumptions and estimates can be influenced by various internal and external factors such as economic and industry trends, interest rates, exchange rates, changes in business strategy and changes in the types of products we offer.

We record an expense for depreciation and amortization of fixed assets as well as deferred charges using the straight-line method. The useful life of assets is revised periodically based on a number of factors and circumstances. Due to the nature of our business, determinations concerning the useful life of assets require a significant use of estimates and assumptions. If the assumptions we have used in making these determinations prove to be incorrect, our depreciation and amortization expenses, losses due to obsolescence and the general accounting of our fixed assets and deferred charges could be materially altered.

Investments

Equity participation in controlled entities and companies is recorded using the equity accounting method. Other investments are recorded at cost of acquisition after deduction of provision for losses, when applicable. The financial statements of BM&F U.S.A., our subsidiary located abroad, are adjusted to Brazilian GAAP when the accounting practices of its jurisdiction differ from those applicable in Brazil, while assets, liabilities and income line items are converted to *reais* at the exchange rate effective on the date of closing of the financial statements.

Contingent Assets and Liabilities and Legal Obligations

Recognition, quantification and disclosure of asset and liability contingencies and of legal obligations are carried out in accordance with the criteria set forth by CVM Resolution No. 489, of October 3, 2005:

- *Contingent assets.* Contingent assets are recorded when our management has full control of the outcome, when the asset is secured by real estate or when there are favorable final court decisions. Contingent assets with a probable chance of success, when applicable, are only disclosed in the accompanying notes to our financial statements.

- *Contingent liabilities.* Contingent liabilities are recorded for legal proceedings of probable loss that could require expenditure of funds to meet the related obligations and where such expenditures are measurable with sufficient certainty. When registering contingent liabilities, we take into account the opinion of legal counsel, the nature and complexity of the legal proceedings, similarity to previous proceedings and the positioning of the courts. Contingent liabilities classified as possible losses are not recorded on our financial statements and are only disclosed in the accompanying notes to our financial statements, and those that are classified as remote are neither provisioned for nor disclosed.

- *Legal obligations.* Legal obligations derive from agreements with explicit or implicit terms, from the law or from any other legally-based instrument which we are required by accounting principles to record.

Accounting of contingent assets, liabilities and legal obligations requires the use of estimates and assumptions by our management team. If the assumptions we have used in making these determinations prove to be incorrect, provisions recorded may be insufficient to cover the amount of an unfavorable outcome.

Taxes and Contributions

Before our demutualization, we were a not-for-profit organization and, accordingly, we were not subject to taxes and contributions, except for non-operating income not resulting from the equity method of accounting and from the sale of property, plant and equipment, which are subject to COFINS at a rate of 7.6%. Income tax on earnings from financial investments ranges from 15.0% to 22.5%, depending on the term of the investment and the characteristics of the transaction, with accrual of the amounts payable and the amounts to be withheld. Income tax and social contribution expenses shown on our consolidated income statement relate only to the BM&F Settlement Bank, our wholly-owned subsidiary, which is a financial institution that is taxed according to the applicable legislation as explained below. Provisions for income tax, social contribution and other taxes are calculated at the rates set forth below, according to the applicable legislation, and are recorded under the provision for taxes and contributions:

	Rate
Income tax	15%
Additional income tax	10%
CSLL	9%
PIS	0.65%
COFINS	4%

Income tax and social contribution credits, when applicable, are calculated on temporary additions and have been recorded at the applicable rates shown above.

Results of Operations

The following discussion of our operating results is based on our consolidated financial statements prepared in accordance with Brazilian GAAP, which reflect our former situation as a not-for-profit organization. References to an increase or decrease in any year are compared to the previous comparable period or year, unless otherwise indicated. Below we set forth our consolidated results of operations for the years ended December 31, 2004, 2005 and 2006, as well as for the nine-month periods ended September 30, 2006 and 2007.

Nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2007

	Nine-month Period Ended September 30,				Percentage Change
	2006	% of Net Revenue	2007	% of Net Revenue	2007/2006
	(In R$ million, except percentages)				
Gross revenues	**292.6**	**133.2**	**430.2**	**147.0**	**47.0**
Trading and/or settlement systems	**281.7**	**128.3**	**413.7**	**141.4**	**46.9**
Derivatives	265.7	121.0	393.3	134.4	48.1
Foreign exchange	10.7	4.9	14.1	4.8	31.0
Securities	0.7	0.3	0.7	0.2	(5.3)
Brazilian Commodities Exchange	4.5	2.0	4.7	1.6	4.9
BM&F Settlement Bank	0.1	—	1.0	0.3	937.9
Other operating revenues	**10.9**	**5.0**	**16.4**	**5.6**	**50.8**
Market data	5.0	2.3	7.3	2.5	45.3
Commodity classification fees	1.8	0.8	2.6	0.9	43.3
Other	4.1	1.9	6.6	2.3	60.8
Deductions	**(73.0)**	**33.2**	**(137.5)**	**47.0**	**88.5**
Fees transferred					
Operational enhancement programs for members	(69.4)	31.6	(132.5)	45.3	91.1
Institutional funds	(1.9)	(0.9)	(2.4)	0.8	23.9
Transfer of fees — BOVESPA	(1.3)	0.6	(2.0)	0.7	58.1
PIS and COFINS	(0.2)	0.1	(0.3)	0.1	23.1
Municipal service tax — ISS	(0.2)	0.1	(0.3)	0.1	91.5
Net revenue	**219.6**	**100.0**	**292.6**	**100.0**	**33.2**
Operating expenses	**(180.6)**	**82.2**	**(222.0)**	**75.9**	**22.9**
General and administrative expenses					
Personnel expenses	(66.2)	30.1	(75.4)	25.8	13.9
PIS — payroll	(0.2)	0.1	(0.4)	0.1	53.7
Data processing	(39.4)	17.9	(57.4)	19.6	45.6
Depreciation and amortization					
Free lease of equipment to members	(5.0)	2.3	(8.4)	2.9	67.3
Other	(11.4)	5.2	(12.4)	4.2	8.6
Third party services	(15.3)	7.0	(21.8)	7.5	42.7
Maintenance in general	(5.9)	2.7	(7.4)	2.5	26.9
Communications	(3.3)	1.5	(2.5)	0.8	(25.8)
Leases	(1.8)	0.8	(2.4)	0.8	33.7
Consumption materials	(1.7)	0.8	(1.9)	0.6	13.7
Promotion and publicity	(11.4)	5.2	(10.8)	3.7	(4.7)
Taxes and fees	(1.7)	0.8	(2.3)	0.8	41.6
Social assistance	(5.1)	2.3	(5.6)	1.9	10.3
Other	(12.3)	5.6	(13.3)	4.5	8.0
Operating income	**39.0**	**17.8**	**70.6**	**24.1**	**81.0**
Financial income	**95.4**	**43.4**	**106.8**	**36.5**	**12.0**
Financial income	123.9	56.4	133.1	45.5	7.4
Taxes and contributions on financial investments	(14.7)	6.7	(18.6)	6.3	26.0
Updating of operational enhancement programs	(2.1)	0.9	(2.5)	0.9	21.5
Monetary adjustment, provisions and others	(11.8)	5.4	(5.2)	1.8	(55.9)
Non-operating income	**(2.3)**	**1.0**	**1.9**	**0.6**	**(181.7)**
Non-operating income	3.5	1.6	3.3	1.1	(3.8)
Non-operating expenses	(5.8)	2.6	(1.5)	0.5	(74.8)
Reversal of funds allocated to members	**13.0**	**5.9**	**22.3**	**7.6**	**72.2**
Net effects of our demutualization	**—**	**—**	**23.0**	**7.8**	**—**
Income before taxes	**145.0**	**66.0**	**224.6**	**76.8**	**54.9**

Income tax and social contribution	**(0.8)**	**0.3**	**(0.6)**	**0.2**	**(25.5)**
Provision for income tax	(0.6)	0.3	(0.4)	0.1	(25.6)
Provision for social contribution payable	(0.2)	0.1	(0.2)	0.1	(25.0)
Minority interest	**(1.2)**	**0.6**	**(2.1)**	**0.7**	**69.8**
Net income	**143.1**	**65.1**	**222.0**	**75.9**	**55.2**

Gross Revenues

Our gross revenues increased by R$137.6 million, or 47.0%, from R$292.6 million in the nine-month period ended September 30, 2006 to R$430.2 million in the comparable period in 2007, primarily as a result of the following:

(1) the 61.6% increase in the average daily volume of derivatives contracts traded and settled in our systems, from 1.112 million contracts per day in the nine-month period ended September 30, 2006 to 1.797 million contracts per day in the same period of 2007. The increase in the average daily volume of contracts traded was partly offset by the decrease in the average fee per contract, or AFC, from R$1.28 per contract in the nine-month period ended September 30, 2006 to R$1.18 per contract in the same period of 2007. The decrease in the average fee per contract was essentially due to our operation as a not-for-profit organization and our Board of Directors' decision to reduce by 10%, effective July 2006, the exchange fee charged on U.S. dollar forward contracts, which is one of our principal products. Considering that the increase in the number of contracts more than offset the decrease in average fee per contract, revenues from derivatives rose by R$127.7 million, or 48.1%, from R$265.7 million in the nine-month period ended September 30, 2006 to R$393.3 million in the comparable period in 2007;

(2) the 46.7% increase in the average daily financial volume recorded in our Foreign Exchange Clearinghouse, from R$3,782.7 million per day in the nine-month period ended September 30, 2006 to R$5,549.1 million per day in the nine-month period ended September 30, 2007. The increase of the average daily financial volume recorded in our Foreign Exchange Clearinghouse resulted in revenues from foreign exchange increasing by R$3.3 million from R$10.7 million in the nine-month period ended September 30, 2006 to R$14.1 million in the comparable period in 2007; and

(3) the 45.3% increase in market data revenues of R$2.3 million, from R$5.0 million in the nine-month period ended September 30, 2006 to R$7.3 million in the nine-month period ended September 30, 2007. The increase in market data revenues derived primarily from the increase in the number of display terminals installed in Brazil and abroad and the increase in the number of companies authorized to distribute the data generated in our trading systems, from 25 to 31.

Deductions

Deductions from revenues increased by R$64.6 million, or 88.5%, from R$73.0 million in the nine-month period ended September 30, 2006 to R$137.5 million during the same period in 2007, primarily as a result of the R$63.2 million increase in transfers to operational enhancement programs for members, from R$69.4 million to R$132.5 million, or 91.1%.

Deductions deriving from institutional funds increased by R$0.5 million, or 23.9%, from R$1.9 million in the nine-month period ended September 30, 2006 to R$2.4 million in the comparable period in 2007, also due to increases in the volume of contracts traded.

Since we were organized as a not-for-profit organization, our trading and settlement services for derivatives, foreign exchange and government bonds were not subject to PIS, COFINS and ISS. Thus, the deductions from revenues related to PIS, COFINS and ISS refer to taxes charged to the BM&F Settlement Bank and to the Brazilian Commodities Exchange (in the latter case, only ISS levied on certain revenue items), having increased by R$0.2 million, or 50.0%, from R$0.4 million in the nine-month period ended September 30, 2006 to R$0.6 million in the comparable period in 2007.

Net Revenues

As a result of the foregoing, our net revenues increased by R$73.0 million, or 33.2%, from R$219.6 million in the nine-month period ended September 30, 2006 to R$292.6 million in the comparable period in 2007.

Operating Expenses

Our operating expenses increased by R$41.4 million, or 22.9%, from R$180.6 million in the nine-month period ended September 30, 2006 to R$222.0 million in the comparable period in 2007, primarily as a result of the following:

(1) a R$9.2 million increase, or 13.9%, in our personnel expenses, from R$66.2 million to R$75.4 million, due primarily to an increase in staff from 524 employees at the end of the nine-month period ended September 30, 2006 to 559 employees at the end of the nine-month period ended September 30, 2007, as well as a 5% and 4% increase in salaries as a result of the renegotiation of our annual collective bargaining in August 2006 and 2007, respectively;

(2) a R$18.0 million increase, or 45.6%, in our expenses for data processing, from R$39.4 million to R$57.4 million. The increase in expenses for technology derived principally from expenditures for modernization of our technology structure, maintenance of software related to our mainframe and investments in the development of software for our new electronic trading platform. A portion of our expenditures and investments in software and other investments related to the technology area were recorded as expenses on our financial statements;

(3) a R$4.4 million increase, or 26.8%, in our depreciation and amortization expenses, from R$16.4 million to R$20.8 million. Our depreciation and amortization expenses are divided into: (1) depreciation and amortization of real estate property, assets and equipment that we use for our operating activities; and (2) depreciation and amortization of equipment that we acquire with funds from the FIF and the FALMO to be used by our former members. Depreciation and amortization on free lease of equipment to members increased by R$3.4 million, or 67.2%, from R$5.0 million in the nine-month period ended September 30, 2006 to R$8.4 million in the comparable period in 2007, primarily due to the increase of funds allocated to the FIF and the FALMO, which resulted in acquisition of a greater volume of equipment to be used by our former members; and

(4) a R$6.5 million increase, or 42.7%, in expenses from third party services, from R$15.3 million to R$21.8 million. Expenses from third party services include fees of legal counsel, auditors, consulting firms and others. Our demutualization and initial public offering processes contributed to an increase in our expenses from these services. Enhancing internal financial control systems also required hiring a specialized consulting company, contributing to an increase in these expenses.

As a result of our demutualization, and in light of the donation of the assets originally free leased to our former members, the "depreciation — free lease of equipment to members" line no longer appears in our financial statements. For additional information, see "Unaudited Pro Forma Consolidated Financial Information."

The other operating expenses include items such as PIS — payroll, maintenance in general, communications, leases, supplies, promotion and publicity, taxes and fees and welfare, among others. These expenses increased R$3.3 million, or 7.6%, from R$43.3 million in the nine-month period ended September 30, 2006 to R$46.6 million in the comparable period in 2007. Our "maintenance in general" expense line increased R$1.5 million, or 26.9%, from R$5.9 million in the nine-month period ended September 30, 2006 to R$7.4 million in the comparable period in 2007 due to the increase in expenses with our wireless telecommunication system used in our trading floors and building, equipment, furniture and air conditioning maintenance.

Operating Income

As a result of the foregoing, our operating income increased by R$31.6 million, or 81.0%, from R$39.0 million in the nine-month period ended September 30, 2006 to R$70.6 million in the comparable period in 2007. Our operating margin grew by 6.3 percentage points, from 17.8% to 24.1%.

As a result of our demutualization, the changes in deductions from revenues caused a significant change in our operating income and in our operating margin. For additional information see "Unaudited Pro Forma Consolidated Financial Information."

Financial Income

Our financial income increased by R$11.4 million, or 12.0%, from R$95.4 million in the nine-month period ended September 30, 2006 to R$106.8 million in the comparable period in 2007. Our available funds for short-term financial investments derive from our results of operations and also from collateral pledged in cash by our clearinghouses' participants. For accounting purposes, this collateral is included on our balance sheet both as current assets and current liabilities. In the nine-month period ended September 30, 2006, our average balance available for short-term financial investment was R$1,023.5 million, of which R$858.3 million corresponded to funds owned by us and R$165.2 corresponded to collateral in cash pledged by third parties. The average CDI rate was 15.77% per annum in the nine-month period ended September 30, 2006. In the nine-month period ended September 30, 2007, our average balance available for short-term financial investments was R$1,277.8 million, of which R$1,046.4 million corresponded to funds owned by us and R$231.4 million corresponded to collateral in cash pledged by third parties. In the same period the average CDI rate was 12.18% per annum.

Our financial income increased by R$9.2 million, or 7.4%, from R$123.9 million in the nine-month period ended September 30, 2006 to R$133.1 million in the comparable period in 2007. Taxes paid on our short-term financial investments increased by R$3.9 million, or 26.0%, from R$14.7 million to R$18.6 million, primarily due to the variation in the amounts invested, as well as adjustments to the provisions for payment of income tax, in accordance with the Brazilian tax system where tax rates decreased in relation to the term of maturity of the investments. Updating of operational enhancement programs increased by R$0.4 million, or 21.5%, from R$2.1 million to R$2.5 million, due to the increase of the unused portion of the FIF and FALMO funds. Our financial income from monetary adjustment, provisions and other items decreased by R$6.6 million, or 55.9%, from R$11.8 million to R$5.2 million as of December 31, 2006, due to the discontinuation of the accounting practice of monetarily adjusting some of our provisions as from January 1, 2007.

Since the average investment rates decreased in the nine-month period ended September 30, 2007 when compared with the same period in 2006, the increase in our financial income was primarily due to an increase in the amount of our financial investments.

Non-operating Income

Our non-operating income increased by R$4.2 million from a R$2.3 million loss in the nine-month period ended September 30, 2006 to income of R$1.9 million in the comparable period in 2007. In the nine-month period ended September 30, 2006, we recorded a R$5.5 million provision for repurchase of access permits to our trading floor from our former members. This was a nonrecurring event and, therefore, was not present in the nine-month period ended September 30, 2007, thus causing our non-operating income to increase. Our non-operating income decreased R$0.2 million, or 3.8%, from R$3.5 million to R$3.3 million, primarily as a result of the leasing of commercial space in the building owned by BVRJ.

Reversal of Funds Allocated to Members

The reversal of funds allocated to members increased by R$9.3 million, or 72.2%, from R$13.0 million in the nine-month period ended September 30, 2006 to R$22.3 million in the comparable period in 2007, primarily as a result of policies regarding the blocking of FIF units and their reversal, as well as from the acquisition of equipment to be used by our former members under a free lease agreement.

Net Effects of our Demutualization

The accounting adjustments related to our demutualization process represented a R$23.0 million net effect in our results.

Income Before Taxes

As a result of the foregoing, our income before taxes increased by R$79.6 million, or 54.9%, from R$145.0 million in the nine-month period ended September 30, 2006 to R$224.6 million in the comparable period in 2007.

Provision for Income Tax and Social Contribution

As a not-for-profit institution, we were not subject to income tax and social contribution. The amounts included in our statement of income refer to taxes due from the BM&F Settlement Bank, organized as a for-profit company since its inception and, therefore, subject to the payment of those taxes. Our income tax and social contribution payable decreased by R$0.2 million, or 25.5%, from R$0.8 million in the nine-month period ended September 30, 2006 to R$0.6 million in the comparable period in 2007.

As a result of our demutualization and consequent tax regime change, we became subject to actual income tax and social contribution rates that are substantially higher than those we were subject to in the past. For further information, see "Unaudited Consolidated Pro Forma Financial Information."

Minority Interest

Our minority interest increased by R$0.9 million, or 69.8%, from R$1.2 million in the nine-month period ended September 30, 2006 to R$2.1 million in the comparable period in 2007, primarily as a result of an increase in the earnings of the Brazilian Commodities Exchange, 50.1% of which is controlled by us.

Net Income

As a result of the foregoing, our net income increased by R$78.9 million, or 55.2%, from R$143.1 million in the nine-month period ended September 30, 2006 to R$222.0 million in the comparable period in 2007. Our net income margin increased by 10.8 percentage points, from 65.1% to 75.9%.

Year ended December 31, 2005 compared to year ended December 31, 2006

	Year Ended December 31,				Percentage Change
	2005	% of Net Revenue	2006	% of Net Revenue	2006/2005
	(In R$ million, except percentages)				
Gross revenues	**341.2**	**148.6**	**393.4**	**133.1**	**15.3**
Trading and/or settlement systems	**330.5**	**143.9**	**381.0**	**128.9**	**15.3**
Derivatives	313.4	136.5	359.5	121.6	14.7
Foreign exchange	13.5	5.9	14.4	4.9	6.9
Securities	1.0	0.4	0.9	0.3	(9.5)
Brazilian Commodities Exchange	2.7	1.2	5.8	2.0	116.6
BM&F Settlement Bank	—	—	0.3	0.1	3,971.4
Other operating revenues	**10.7**	**4.7**	**12.4**	**4.2**	**16.3**
Market data	5.5	2.4	6.7	2.3	21.6
Commodity classification fees	2.5	1.1	2.6	0.9	3.2
Other	2.7	1.2	3.2	1.1	17.7
Deductions	**(111.6)**	**48.6**	**(97.8)**	**33.1**	**12.4**
Fees transferred					
Operational enhancement programs for members	(107.8)	47.0	(93.3)	31.6	(13.5)
Institutional funds	(2.3)	1.0	(2.6)	0.9	13.0
Transfer of fees — BOVESPA	(1.3)	0.6	(1.7)	0.6	29.5
PIS and COFINS	—	—	—	—	N/A
Municipal service tax — ISS	(0.2)	0.1	(0.2)	0.1	32.3
Net revenue	**229.7**	**100.0**	**295.6**	**100.0**	**28.7**
Operating expenses	**(212.6)**	**92.6**	**(242.7)**	**82.1**	**14.2**
General and administrative expenses					
Personnel expenses	(77.0)	33.5	(90.3)	30.5	17.3
PIS — payroll	(0.4)	0.2	(0.4)	0.1	11.2
Data processing	(47.3)	20.6	(51.0)	17.3	7.9
Depreciation and amortization					

Free lease of equipment to members	(3.5)	1.5	(7.3)	2.5	109.7
Other	(18.3)	8.0	(15.5)	5.3	(15.0)
Third party services	(15.9)	6.9	(22.7)	7.7	42.6
Maintenance in general	(7.9)	3.4	(7.6)	2.6	(3.3)
Communications	(5.0)	2.2	(4.4)	1.5	(12.8)
Leases	(2.2)	1.0	(2.5)	0.8	11.7
Consumption materials	(2.4)	1.0	(2.2)	0.7	(10.7)
Promotion and publicity	(12.0)	5.2	(14.4)	4.9	20.4
Taxes and fees	(2.8)	1.2	(2.6)	0.9	(5.0)
Social assistance	(5.9)	2.6	(7.0)	2.4	19.4
Other	(12.0)	5.2	(14.7)	5.0	22.0
Operating income	**17.0**	**7.4**	**52.9**	**17.9**	**210.4**
Financial income	**104.3**	**45.4**	**124.5**	**42.1**	**19.5**
Financial income	149.4	65.1	163.4	55.3	9.3
Taxes and contributions on financial investments	(25.2)	11.0	(22.0)	7.4	(12.8)
Updating of operational enhancement programs	(8.9)	3.9	(8.4)	2.8	(5.8)
Monetary adjustment, provisions and others	(11.1)	4.8	(8.5)	2.9	(23.4)
Non-operating income	**3.0**	**1.3**	**(3.3)**	**1.1**	**N/A**
Non-operating income	4.1	1.8	4.6	1.6	13.3
Non-operating expenses	(1.1)	0.5	(8.0)	2.7	637.4
Reversal of funds allocated to members	**8.3**	**3.6**	**18.9**	**6.4**	**127.5**
Income before taxes	**132.6**	**57.7**	**193.0**	**65.3**	**45.5**
Income tax and social contribution	**(0.6)**	**0.3**	**(0.7)**	**0.2**	**17.1**
Provision for income tax	(0.4)	0.2	(0.5)	0.2	17.5
Provision for social contribution payable	(0.2)	0.1	(0.2)	0.1	16.1
Minority interest	**0.1**	**0.1**	**(1.3)**	**0.4**	**N/A**
Net income	**132.1**	**57.5**	**191.0**	**64.6**	**44.6**

Gross Revenues

Our gross revenues increased by R$52.2 million, or 15.3%, from R$341.2 million in 2005 to R$393.4 million in 2006, primarily as a result of:

(1) a 37.0% increase in the average daily number of derivatives contracts traded and settled in our systems, from 0.8 million contracts per day in 2005 to 1.1 million contracts per day in 2006, which was partially offset by a decrease in the average fee per contract from R$1.57 per contract in 2005 to R$1.27 per contract in 2006, primarily as a result of our organization as a not-for-profit organization and the decision of our Board of Directors to reduce the fees we charged for the trading of our contracts. Beginning August 2005, the fees charged on the interbank deposit, U.S. dollar and Ibovespa futures contracts and other products were reduced by 10%. Beginning January 2006, these fees were further reduced by another 5%. Given that the increase in the average daily number of derivatives contracts traded more than offset the decrease in the average price per contract, our revenues from derivatives increased by R$46.1 million, or 14.7%, from R$313.4 million in 2005 to R$359.5 million in 2006;

(2) a 9.9% increase in the average daily financial volume registered in our Foreign Exchange Clearinghouse from R$3.507 billion per day in 2005 to R$3.853 billion per day in 2006, which resulted in a R$0.9 million, or 6.9%, increase in our revenues from the Foreign Exchange Clearinghouse, from R$13.5 million in 2005 to R$14.4 million in 2006;

(3) an increase in the volume of auction transactions of CONAB, carried out through the Brazilian Commodities Exchange, causing its revenues to increase by R$3.1 million, or 116.6%, from R$2.7 million in 2005 to R$5.8 million in 2006; and

(4) a R$1.2 million, or 21.6%, increase in our market data revenues from R$5.5 million in 2005 to R$6.7 million in 2006, as a result of: (1) an 11.0% average increase in the prices we charged from companies authorized to distribute the data generated in our trading systems; (2) an increase, from 24 to 26, in the number of companies authorized to distribute such data; and (3) a 33.0% increase in the number of display terminals installed.

Deductions

Our deductions from revenues decreased by R$13.8 million, or 12.4%, from R$111.6 million in 2005 to R$97.8 million in 2006, primarily due to a R$14.5 million, or 13.5%, decrease in transfers to operational enhancement programs for our former members, from R$107.8 million in 2005 to R$93.3 million in 2006. As a not-for-profit organization, we transferred 15% of our gross revenues from derivatives fees to the FIF fund, and a variable percentage of our revenues determined from time to time by our Board of Directors to the FALMO fund.

Our deductions from institutional funds increased by R$0.3 million, or 13.0%, from R$2.3 million in 2005 to R$2.6 million in 2006, as a result of an increase in volume traded.

Net Revenues

As a result of the foregoing, our net revenues increased by R$65.9 million, or 28.7%, from R$229.7 million in 2005 to R$295.6 million in 2006.

Operating Expenses

Our operating expenses increased by R$30.1 million, or 14.2%, from R$212.6 million in 2005 to R$242.7 million in 2006, primarily as a result of:

(1) a R$13.3 million, or 17.3%, increase in our personnel expenses, from R$77.0 million in 2005 to R$90.3 million in 2006, primarily due to an increase in our headcount to 530 employees at year-end 2006 from 451 employees at year-end 2005, as well as a 5% increase in salaries as a result of the renegotiation of our annual collective bargaining in August 2006;

(2) a R$3.7 million, or 7.9%, increase in our data processing expenses, from R$47.3 million in 2005 to R$51.0 million in 2006, primarily as a result of an increase in hours worked in connection with the development and maintenance of systems supporting our clearinghouses and in the development of our new electronic trading platform. As a not-for-profit organization, a portion of our investments in software and information technology was recorded as an expense in our financial statements;

(3) a R$1.0 million, or 4.6%, increase in our depreciation and amortization expenses, from R$21.8 million in 2005 to R$22.8 million in 2006. Our depreciation and amortization expenses are divided into two categories: (a) depreciation and amortization of the real estate property, assets and equipment that we use for our operating activities and (b) depreciation and amortization of equipment that we acquire with funds from the FIF and the FALMO to be used by our former members. Depreciation and amortization on free lease of equipment to members increased by R$3.8 million, or 109.7%, from R$3.5 million in 2005 to R$7.3 million in 2006, primarily due to the growth of funds allocated to the FIF and the FALMO, which resulted in the acquisition of a greater volume of equipment to be used by our former members; and

(4) a R$6.8 million, or 42.6%, increase in our expenses from third party services, from R$15.9 million in 2005 to R$22.7 million in 2006. Expenses from third party services include fees for legal counsel and consulting firms, among others. Our demutualization process contributed to the increase in expenses for these services, particularly fees for legal counsel and independent auditors. The outsourcing of our day clinic also contributed to the increase of these expenses.

Our other operating expenses include general maintenance items, communications, leases, supplies, promotion and marketing items, taxes and union contributions, among others. These expenses in the aggregate increased by R$5.2 million, or 10.4%, from R$50.3 million in 2005 to R$55.4 million in 2006. Promotion and marketing expenses increased by R$2.4 million, or 20.4%, from R$12.0 million in 2005 to R$14.4 million in 2006, as a result of promotional events in the United States and cultural and sporting events. Our miscellaneous expenses increased by R$2.7 million, or 22.0%, from R$12.0 million in 2005 to R$14.7 million in 2006, as a result of various donations.

Operating Income

As a result of the foregoing, our operating income increased by R$35.9 million, or 210.4%, from R$17.0 million in 2005 to R$52.9 million in 2006. Our operating margin increased by 10.5 percentage points, from 7.4% to 17.9%.

As a result of our demutualization, changes in our deductions from revenues will cause a significant change in our operating income and operating margin in the future. For further information, see "Unaudited Pro Forma Consolidated Financial Information."

Financial Income

Our financial income increased by R$20.3 million, or 19.5%, from R$104.3 million in 2005 to R$124.5 million in 2006.

Our funds available for investment derive from our operating income as well as cash collateral pledged by our clearinghouses' participants. For accounting purposes, this collateral is recorded under "current assets" and "current liabilities" in our balance sheet. In 2005, our average balance available for financial investments totaled R$752.9 million, of which R$691.8 corresponded to funds owned by us and R$61.1 million to collateral pledged in cash by third parties. The average CDI rate corresponded to 19.0% per annum in 2005. In 2006, our average balance available for financial investments totaled R$1,029.8 million, of which R$837.1 corresponded to funds owned by us and R$192.6 million to collateral pledged in cash by third parties. In the same year, the average CDI rate corresponded to 15.2% per annum.

Our financial income increased by R$14.0 million, or 9.3%, from R$149.4 million in 2005 to R$163.4 million in 2006. Taxes levied on our financial investments decreased by R$3.2 million, or 12.8%, from R$25.2 million in 2005 to R$22.0 million in 2006, primarily as a result of variation in invested amounts, as well as adjustments to the provisions for payment of income tax, in accordance with the Brazilian tax system where tax rates decrease in relation to the term of maturity of the investments. Updating of operational enhancement programs decreased by R$0.5 million, or 5.8%, from R$8.9 million in 2005 to R$8.4 million in 2006, as a result of the decrease in the CDI average rate and the reduction of the unused portion of the FIF and FALMO funds. Our financial income from monetary adjustment, provisions and other items decreased by R$2.6 million, or 23.4%, from R$11.1 million in 2005 to R$8.5 million in 2006.

Given that the average investment rates decreased in 2006 when compared with the same period in 2005, the increase in our financial income was primarily due to an increase in the amount of our financial investments.

Non-operating Income

Our non-operating income decreased by R$6.3 million, from R$3.0 million in 2005 to a R$3.3 million loss in 2006. In the six-month period ended June 30, 2006, we recorded a provision in the amount of R$5.5 million for repurchase of access permits to our trading floor from our former members. We increased our provision for doubtful accounts by R$1.8 million for transactions carried out by the BVRJ. Although not recurring, this increase in our provision for doubtful accounts adversely affected our non-operating income in 2006. Our non-operating income increased by R$0.5 million, or 13.3%, from R$4.1 million in 2005 to R$4.6 million in 2006, as a result of increased leased area in the building owned by BVRJ.

Reversal of Funds Allocated to Members

The reversal of funds allocated to members increased by R$10.6 million, or 127.5%, from R$8.3 million in 2005 to R$18.9 million in 2006, primarily as a result of policies regarding the blocking of FIF quotas and their reversal, as well as the policy for acquisition of equipment to be leased to our former members.

Income Before Taxes

As a result of the foregoing, our income before taxes increased by R$60.4 million, or 45.5%, from R$132.6 million in 2005 to R$193.0 million in 2006.

Provision for Income Tax and Social Contribution

As a not-for-profit institution, we were not subject to income tax and social contribution taxes. The amounts included in our statement of income refer to taxes due from the BM&F Settlement Bank, organized as a for-profit company since its inception and, therefore, subject to the payment of those taxes. Our income tax and social contribution payable increased by R$0.1 million, or 17.1%, from R$0.6 million in 2005 to R$0.7 million in 2006. As a result of our demutualization and consequent tax regime change, we became subject to actual income tax and social contribution rates that are substantially higher than those we were subject to in the past. For further information, see "Unaudited Consolidated Pro Forma Financial Information."

Minority Interest

Our minority interest decreased by R$1.4 million, from a R$0.1 million gain in 2005 to a R$1.3 million loss in 2006, primarily as a result of the increase in the income recorded by the Brazilian Commodities Exchange.

Net Income

As a result of the foregoing, our net income increased by R$58.9 million, or 44.6%, from R$132.1 million in 2005 to R$191.0 million in 2006. Our net income margin increased by 7.1 percentage points, from 57.5% to 64.6%.

Year ended December 31, 2004 compared to year ended December 31, 2005

	Years Ended December 31,				Percentage Change
	2004	% of Net Revenue	2005	% of Net Revenue	2005/2004
	(In R$ million, except percentages)				
Gross revenues	**347.8**	**146.8**	**341.2**	**148.6**	**(1.9)**
Trading and/or settlement systems	**339.0**	**143.1**	**330.5**	**143.9**	**(2.5)**
Derivatives	323.3	136.4	313.4	136.5	(3.1)
Foreign exchange	13.0	5.5	13.5	5.9	4.0
Securities	0.8	0.3	1.0	0.4	31.2
Brazilian Commodities Exchange	2.0	0.8	2.7	1.2	34.6
BM&F Settlement Bank	—	0.0	0.0	0.0	N/A
Other operating revenues	**8.8**	**3.7**	**10.7**	**4.7**	**21.4**
Market data	4.4	1.9	5.5	2.4	24.3
Commodity classification fees	1.9	0.8	2.5	1.1	32.2
Other	2.5	1.1	2.7	1.2	8.1
Deductions	**(110.8)**	**46.8**	**(111.6)**	**48.6**	**0.7**
Fees transferred					
Operational enhancement programs for members	(107.7)	45.4	(107.8)	47.0	0.2
Institutional funds	(1.9)	0.8	(2.3)	1.0	18.9
Transfer of fees — BOVESPA	(1.2)	0.5	(1.3)	0.6	6.4
PIS and COFINS	—	0.0	—	0.0	N/A
Municipal service tax — ISS	(0.1)	0.0	(0.2)	0.1	187.9
Net revenue	**237.0**	**100.0**	**229.7**	**100.0**	**(3.1)**
Operating expenses	**(235.0)**	**99.2**	**(212.6)**	**92.6**	**(9.5)**
General and administrative expenses					
Personnel expenses	(70.3)	29.7	(77.0)	33.5	9.6
PIS — payroll	(0.3)	0.1	(0.4)	0.2	13.6
Data processing	(45.8)	19.3	(47.3)	20.6	3.4
Depreciation and amortization Free lease of equipment to members	(5.5)	2.3	(3.5)	1.5	(36.2)
Other	(44.2)	18.6	(18.3)	8.0	(58.6)
Third party services	(13.1)	5.5	(15.9)	6.9	21.2
Maintenance in general	(7.3)	3.1	(7.9)	3.4	8.3
Communications	(4.3)	1.8	(5.0)	2.2	16.4
Leases	(2.7)	1.2	(2.2)	1.0	(18.2)
Consumption materials	(2.4)	1.0	(2.4)	1.0	(0.6)
Promotion and publicity	(15.4)	6.5	(12.0)	5.2	(22.0)
Taxes and fees	(6.6)	2.8	(2.8)	1.2	(58.0)
Social assistance	(2.3)	1.0	(5.9)	2.6	150.8
Other	(14.8)	6.2	(12.0)	5.2	(18.6)
Operating income	**2.0**	**0.8**	**17.0**	**7.4**	**758.8**
Financial income	**76.6**	**32.3**	**104.3**	**45.4**	**36.1**
Financial income	113.9	48.1	149.4	65.1	31.2
Taxes and contributions on financial investments	(21.3)	9.0	(25.2)	11.0	18.3

Updating of operational enhancement programs	(9.0)	3.8	(8.9)	3.9	(1.2)
Monetary adjustment, provisions and others	(7.0)	3.0	(11.1)	4.8	58.5
Non-operating income	**0.9**	**0.4**	**3.0**	**1.3**	**223.8**
Non-operating income	2.1	0.9	4.1	1.8	98.3
Non-operating expenses	(1.1)	0.5	(1.1)	0.5	(4.4)
Reversal of funds allocated to members	**=**	**0.0**	**8.3**	**3.6**	**N/A**
Income before taxes	**79.5**	**33.6**	**132.6**	**57.7**	**66.7**
Income tax and social contribution	**(0.2)**	**0.1**	**(0.6)**	**0.3**	**248.0**
Provision for income tax	(0.1)	0.1	(0.4)	0.2	261.5
Provision for social contribution payable	(0.1)	0.0	(0.2)	0.1	217.0
Minority interest	**1.1**	**0.4**	**0.1**	**0.1**	**(86.3)**
Net income	**80.4**	**33.9**	**132.1**	**57.5**	**64.3**

Gross Revenues

Our operating income decreased by R$6.6 million, or 1.9%, from R$347.8 million in 2004 to R$341.2 million in 2005, primarily as a result of the following factors:

(1) our average price per derivatives contract traded decreased from R$1.76 per contract in 2004 to R$1.57 per contract in 2005, primarily due to the decision of our Board of Directors to reduce the fees we charged for the trading of our main contracts since we were organized as a not-for-profit-entity. The average number of contracts traded daily increased by 5.8%, from 805,000 in 2004 to 852,000 in 2005, which caused us to anticipate a net profit for 2005 and consequently reduce the fees per contract. The primary factors affecting the R$9.9 million, or 3.1%, decrease in our derivatives revenues, from R$323.3 million in 2004 to R$313.4 million in 2005 were: (1) a 10% reduction, beginning August 2005, in fees charged for interbank deposit futures contracts; (2) an 18% reduction, from May through July 2005, in the fees charged for U.S. dollar futures contracts and, beginning August 2005, a permanent 10% reduction of the price in effect as of April 2005; and (3) a 60% reduction from May through July 2005 in fees charged on the Ibovespa futures contracts and, beginning August 2005, a permanent 10% reduction of the price in effect as of April 2005;

(2) revenues from our Foreign Exchange Clearinghouse increased by R$0.5 million, or 4.0%, from R$13.0 million in 2004 to R$13.5 million in 2005, primarily as a result of a 12.6% increase in the average daily financial volume registered in our systems, from R$3.1 billion in 2004 to R$3.5 billion in 2005;

(3) revenues from our Securities Clearinghouse increased by R$0.2 million, or 31.2%, from R$0.8 million in 2004 to R$1.0 million in 2005, primarily as a result of a 107.5% increase in the average daily financial volume registered in our systems, from R$2.306 billion in 2004 to R$4.784 billion in 2005;

(4) market data revenues increased by R$1.1 million, or 24.3%, from R$4.4 million in 2004 to R$5.5 million in 2005, primarily as a result of: (a) a 19% average increase in the prices charged by companies authorized to distribute the data generated by our trading systems; (b) an increase from 17 to 24 in the number of companies authorized to distribute such data; and (c) a 15.7% increase in the number of authorized display terminals; and

(5) our revenues from commodity classification fees increased by R$0.6 million, or 32.2%, from R$1.9 million in 2004 to R$2.5 million in 2005, primarily as a result of a higher volume of cotton bales classified by our laboratories.

Deductions

Our deductions from revenues increased by R$0.8 million, or 0.7%, from R$110.8 million in 2004 to R$111.6 million in 2005, primarily as a result of a R$0.2 million, or 0.2%, increase in transfers to operational enhancement programs for our former members, from R$107.7 million to R$107.8 million. Our deductions from transfers to institutional funds increased by R$0.4 million, or 18.9%, from R$1.9 million in 2004 to R$2.3 million in 2005.

Given our organization as a not-for-profit organization, our trading and settlement services with derivatives, currency and public securities were not subject to PIS, COFINS and ISS. Accordingly, deductions from revenues in connection with PIS, COFINS and ISS refer to taxes charged from the BM&F Settlement Bank and the Brazilian

Commodities Exchange (the latter being subject solely to ISS levied on certain items of its revenues), which increased by R$0.1 million, or 187.9%, from R$0.1 million in 2004 to R$0.2 million in 2005.

As a result of our demutualization and consequent tax regime change, our revenues became subject to PIS and COFINS, while certain services we provide became subject to ISS. As determined by our Board of Directors, we increased the fees we charge for the use of our trading, registration and settlement systems in order to offset the impact of the new tax systems on our net revenues. See "Unaudited Consolidated Pro Forma Financial Information."

Net Revenues

As a result of the foregoing, our net revenues decreased by R$7.3 million, or 3.1%, from R$237.0 million in 2004 to R$229.7 million in 2005.

Operating Expenses

Our operating expenses decreased by R$22.4 million, or 9.5%, from R$235.0 million in 2004 to R$212.6 million in 2005, primarily as a result of the following factors:

(1) R$27.9 million, or 56.1%, decrease in our depreciation and amortization expenses, from R$49.7 million in 2004 to R$21.8 million in 2005, primarily as a result of the final amortization of deferred assets generated upon the acquisition of information technology systems for our Securities Clearinghouse, as well as of other deferred assets. Depreciation and amortization of free lease equipment decreased by R$2.0 million, or 36.2%, from R$5.5 million in 2004 to R$3.5 million in 2005;

(2) a R$6.7 million, or 9.6%, increase in our personnel expenses, from R$70.3 million in 2004 to R$77.0 million in 2005, primarily due to a 7.5% increase in salaries resulting from the renegotiation of our collective bargaining agreement in August 2005, while our employee headcount remained relatively stable;

(3) a R$1.5 million, or 3.4%, increase in our data processing expenses, from R$45.8 million in 2004 to R$47.3 million in 2005, as a result of an increase in hours worked by contractors. A portion of our investments in software and information technology was recorded as an expense in our financial statements; and

(4) a R$2.8 million, or 21.2%, increase in our expenses from third party services, from R$13.1 million in 2004 to R$15.9 million in 2005, mainly due to higher fees for counsel and consulting firms, among others.

Our other operating expenses include general maintenance items, communications, leases, consumables, promotion and marketing items, taxes and union contributions, among others. These expenses in the aggregate decreased by R$5.6 million, or 10.0%, from R$55.9 million in 2004 to R$50.3 million in 2005. Taxes and fees decreased by R$3.8 million, or 58.0%, from R$6.6 million in 2004 to R$2.8 million in 2005.

Operating Income

As a result of the foregoing, our operating income increased by R$15.0 million, or 758.8%, from R$2.0 million in 2004 to R$17.0 million in 2005. Our net income margin increased by 6.6 percentage points, from 0.8% to 7.4%.

As a result of our demutualization, changes in deductions from our revenues will cause a significant change in our operating income and operating margin in the future. For further information, see "Unaudited Consolidated Pro Forma Financial Information."

Financial Income

Our financial income increased by R$27.7 million, or 36.1%, from R$76.6 million in 2004 to R$104.3 million in 2005.

Our funds available for investment derive from our operating income as well as from cash collateral pledged by our clearinghouses' participants. For accounting purposes, this collateral is recorded under "current assets" and "current liabilities" on our balance sheet. In 2004, our average balance available for financial investments totaled R$655.6 million, of which R$617.8 corresponded to funds we owned and R$37.8 million to cash collateral pledged by third parties. The average CDI rate corresponded to 16.17% per annum in 2004. In 2005, our average balance available for financial investments totaled R$752.9 million, of which R$691.8 corresponded to funds we owned and R$61.1 million to cash collateral pledged by third parties. In the same year, the average CDI rate corresponded to 19% per annum.

Our financial income increased by R$35.5 million, or 31.2%, from R$113.9 million in 2004 to R$149.4 million in 2005. Taxes levied on our financial investments decreased by R$3.9 million, or 18.3%, from R$21.3 million in 2004 to R$25.2 million in 2005, primarily as a result of the variation in amounts invested as well as adjustments in the provisions for income tax in accordance with the Brazilian tax system where tax rates decrease relative to the term of maturity of the investments. Updating of operational enhancement programs decreased by R$0.1 million, or 1.2%, from R$9.0 million in 2004 to R$8.9 million in 2005. Our financial income from monetary adjustment, provisions and other items increased by R$4.1 million, or 58.5%, from R$7.0 million in 2004 to R$11.1 million in 2005, primarily as a result of an increase in our provisions.

The increase in our financial income was primarily due to an increase in the amount invested, as well as in the average CDI rate.

Non-operating Income

Our non-operating income increased by R$2.1 million, or 223.8%, from R$0.9 million in 2004 to R$3.0 million in 2005. Our non-operating income increased by R$2.0 million, or 98.3%, from R$2.1 million in 2004 to R$4.1 million in 2005, as a result of increased leased area in the building owned by the BVRJ. There was no corresponding balance in 2004.

Reversal of Funds Allocated to Members

The reversal of funds allocated to members increased by R$8.3 million in 2005, primarily as a result of policies regarding the blocking of FIF units and their reversal, as well as the policy for acquisition of equipment to be leased to our former members free of charge. There was no corresponding balance in 2004.

Income Before Taxes

As a result of the foregoing, our income before taxes increased by R$53.1 million, or 66.7%, from R$79.5 million in 2004 to R$132.6 million in 2005.

Provision for Income Tax and Social Contribution

As a not-for-profit organization, we were not subject to income tax and social contribution. The amounts included in our statement of income refer to taxes due by the BM&F Settlement Bank, organized as a for-profit company since its inception and, therefore, subject to the payment of such taxes. Our income tax and social contribution payable increased by R$0.4 million, or 248.0%, from R$0.2 million in 2004 to R$0.6 million in 2005.

As a result of our demutualization and consequent tax regime change, we became subject to actual income tax and social contribution rates that are substantially higher than those to which we were subject in the past. For further information, see "Unaudited Consolidated Pro Forma Financial Information."

Minority Interest

Our minority interest decreased by R$1.0 million, or 86.3%, from R$1.1 million in 2004 to R$0.1 million in 2005, primarily as a result of a decrease in earnings from controlled companies.

Net Income

As a result of the foregoing, our net income increased by R$51.7 million, or 64.3%, from R$80.4 million in 2004 to R$132.1 million in 2005. Our net income margin increased by 23.6 percentage points, from 33.9% to 57.5%.

Analysis of the main line items in our balance sheets

Below is an analysis of our consolidated balance sheets for the nine-month periods ended September 30, 2006 and 2007, as well as for the years ended December 31, 2004, 2005 and 2006.

	Year ended December 31,								Nine-month period ended September 30,				
	2004		2005		2006		variation (%)		2006		2007		variation (%)
	R$ MM	% Total	R$ MM	% Total	R$ MM	% Total	2006/2005	2005/2004	R$ MM	% Total	R$ MM	% Total	2007/2006
ASSETS													
Current Assets	879.1	80.2%	926.3	78.8%	1240.2	76.7%	33.9%	5.4%	1,328.2	80.3%	1,258.2	71.1%	-5.3%
Cash and cash equivalents	669.9	61.1%	734.5	62.5%	1070.3	66 2%	45.7%	9.6%	1,162.8	70.3%	1,105.4	62.5%	-4.9%
Financial Investments	175.9	16 0%	174.7	14 9%	153.0	9.5%	-12.5%	-0 7%	151.6	9.2%	138.7	7.8%	-8.5%
Accounts Receivable	19 6	1.8%	9.4	0.8%	10.6	0.7%	13 6%	-52.2%	7.3	0.4%	5.6	0 3%	-23.4%
Other Receivables	9.9	0.9%	3.8	0.3%	2 6	0.2%	-31.9%	-61.9%	2 8	0.2%	2.8	0.2%	1.2%
Allowance for doubtful accounts – other receivables	0 0	0 0%	(0.1)	0.0%	0.0	0.0%	-79.3%	314 3%	-0.1	0 0%	0 0	0.0%	77.4%
Prepaid Expenses	3.8	0.3%	3.9	0.3%	3.7	0 2%	-4 8%	2.9%	3 8	0 2%	5.8	0.3%	51.1%
Long-Term Receivables	83.1	7.6%	119.7	10.2%	239.8	14.8%	100.3%	44.1%	190.5	11.5%	365.0	20.6%	91.6%
Financial Investments	33 2	3.0%	71.6	6.1%	180.1	11.1%	151.7%	115.6%	143.9	8.7%	329 6	18 6%	129.0%
Accounts Receivable	12 6	1.1%	8.7	0.7%	19.0	1.2%	118.8%	-31.3%	7.5	0.5%	3.1	0.2%	-58.6%
Other Receivables	18.2	1.7%	15.4	1.3%	14.1	0.9%	-8 4%	-15.2%	14 3	0.9%	14.5	0 8%	1.7%
Allowance for doubtful accounts – other receivables	(4.6)	-0.4%	(4.6)	-0 4%	(6 4)	-0 4%	38.9%	0 0%	-4.6	-0.3%	-6.4	-0.4%	38.9%
Judicial deposits	23.1	2.1%	28.2	2.4%	31.8	2.0%	13.0%	22 1%	29.5	1.8%	23.8	1.3%	-19.3%
Prepaid Expenses	0 6	0 1%	0.5	0.0%	1.2	0.1%	134.5%	-18.7%	0.0	0.0%	0.5	0.0%	0.0%
Permanent Assets	134.2	12.2%	129.0	11.0%	136.0	8.4%	5.4%	-3.9%	135.9	8.2%	146.3	8.3%	7.7%
Investments	5.9	0.5%	5.8	0.5%	5.8	0.4%	-0.6%	-0.9%	6.2	0.4%	15.4	0.9%	147.4%
Permanent Assets	128.0	11.7%	123.2	10.5%	130.3	8.1%	5.7%	-3.8%	129.7	7.8%	130.9	7.4%	1.0%
Property in use	135.5	12.4%	135.5	11.5%	135.5	8 4%	0 0%	0 0%	135.5	8 2%	151.6	8 6%	11.9%
Facilities and Equipment	82.7	7.5%	88 0	7.5%	93 6	5.8%	6 3%	6.5%	92.5	5.6%	104 5	5.9%	13.0%
Free lease of equipment	26.3	2.4%	34 6	2.9%	53.5	3.3%	54.5%	31.7%	47.6	2.9%	0 0	0.0%	-100 0%
Other	21.7	2 0%	23.8	2.0%	27.9	1.7%	17.6%	9.7%	27.9	1.7%	31.2	1.8%	11.9%
(Accumulated Depreciation)	(138.1)	-12 6%	(158 7)	-13.5%	(180.3)	-11.2%	13.6%	15.0%	-173.9	-10.5%	-156.5	-8 8%	-10 0%
Deferred Assets	0.3	0.0%	0.0	0.0%	0.0	0.0%	-33.3%	-98.2%	0.0	0.0%	0.1	0.0%	2,033.3%
TOTAL ASSETS	1,096.4	100.0%	1,175.0	100.0%	1,616.0	100.0%	37.5%	7.2%	1,654.6	100.0%	1,769.6	100.0%	7.0%
LIABILITIES													
Current Liabilities	98.3	9.0%	143.9	12.2%	359.4	22.2%	149.8%	46.3%	468.0	28.3%	282.6	16.0%	-39.6%
Collaterals for Transactions	71.8	6.5%	103.0	8 8%	312.6	19.3%	203.5%	43 4%	419.1	25 3%	226.2	12.8%	-46.0%
Suppliers	5.3	0.5%	4 3	0 4%	7.0	0 4%	61.1%	-18 8%	6 1	0.4%	10 9	0 6%	80 0%
Provision for taxes and contributions	6 6	0.6%	11.8	1.0%	10 2	0 6%	-13.5%	79.1%	11.6	0.7%	12.5	0 7%	8.3%
Payroll and related liabilities	10 0	0.9%	11.0	0 9%	12 0	0.7%	9.5%	9.2%	17.1	1.0%	16 0	0.9%	-6 5%
Other provisions	3.0	0.3%	5.7	0.5%	4.9	0.3%	-14.1%	92.2%	6 4	0.4%	3.0	0 2%	-54.1%
Other accounts payable	1.5	0.1%	8 0	0 7%	12.7	0.8%	58 4%	425.1%	7.7	0.5%	14.1	0.8%	81.7%
Long-Term Liabilities	124.3	11.3%	107.1	9.1%	120.6	7.5%	12.6%	-13.8%	106.3	6.4%	116.1	6.6%	9.2%
Funds allocated to members	45.5	4.2%	31.5	2.7%	35 6	2.2%	12.9%	-30.9%	33 3	2 0%	14.2	0 8%	-57.4%
Resources of clearing members — specific allocation	17.2	1.6%	-	-	-	-	0.0%	-100 0%	0 0	0.0%	0 0	0.0%	0 0%
Provision for contingencies	60 2	5.5%	73 6	6 3%	82.2	5.1%	11.8%	22.3%	70 3	4.2%	101.7	5.7%	44.7%
Other accounts payable	1.4	0.1%	2 1	0 2%	2.8	0.2%	35.5%	53.2%	2 8	0.2%	0.3	0.0%	0.0%
Institutional Funds	54.7	5.0%	66.3	5.6%	74.0	4.6%	11.5%	21.3%	87.3	5.3%	69.6	3.9%	-20.3%
Liquidity and Operational Enhancement Assistance Fund	12.1	1.1%	22.1	1.9%	0.1	0 0%	-99.5%	83.3%	16.8	1.0%	36 1	2.0%	114.8%
Special Clearing Member Fund	40 0	3.6%	40.0	3.4%	40.0	2.5%	0.0%	0.0%	40.0	2.4%	0 0	0 0%	-100 0%
Agricultural Market Trading Fund	-	-	-	-	50 0	3.1%	0 0%	0.0%	50 0	3.0%	0.0	0 0%	-100 0%
Operational Fund of the Foreign Exchange Clearinghouse	15 0	1.4%	15.0	1.3%	15 0	0 9%	0 0%	0 0%	15.0	0.9%	0 0	0 0%	-100 0%
Operational Fund of the Securities Clearinghouse	40.0	3 6%	40 0	3.4%	40 0	2.5%	0 0%	0.0%	40.0	2.4%	0.0	0.0%	-100 0%
Guarantor Fund — Spot U.S. Dollar Market	-	-	-	-	15.0	0.9%	0 0%	0 0%	15.0	0.9%	0.0	0.0%	-100 0%
BM&F Association Funds		-	-	-	-	-	0 0%	0.0%		0.0%	33 5	1.9%	0 0%

Total institutional funds	107.1	9 8%	117.1	10.0%	160.1	9.9%	36 7%	9.4%	176.8	10.7%	69.6	3.9%	-60.6%
Resources to capitalize	(52 4)	-4.8%	(50 8)	-4.3%	(86.1)	-5.3%	69.6%	-3.0%	-89.5	-5 4%	0 0	0.0%	-100.0%
Deferred Income	-	-	-	-	-	-	-	-	**0.2**	0.0%	**0.1**	0.0%	0.7%
Minority Interest	**4.6**	**0.4%**	**4.9**	**0.4%**	**6.3**	**0.4%**	**27.9%**	**6.8%**	**6.2**	**0.4%**	**11.0**	**0.6%**	**77.1%**
Members' or shareholders' equity	**814.5**	**74.3%**	**852.7**	**72.6%**	**1,055.8**	**65.3%**	**23.8%**	**4.7%**	**986.6**	**59.6%**	**1,290.2**	**72.9%**	**30.8%**
Members' or shareholders' equty	668 8	61.0%	734.3	62.5%	841.7	52.1%	14 6%	9.8%	841.7	50.9%	903.2	51.0%	7.3%
Treasury membership certificates	(31.5)	-2.9%	(44.5)	-3 8%	(36.4)	-2.3%	-18.2%	41.5%	-48.5	-2.9%	0 0	0.0%	-100 0%
Accumulated surplus or earnings	177.1	16 2%	162.9	13.9%	250.5	15.5%	53.7%	-8.0%	193 5	11.7%	7.8	0 4%	-096.0%
Revaluation reserve	-	-	-	-	-	-	0 0%	0.0%	-	0.0%	24 9	1.4%	0.0%
Bylaws reserve	-	-	-	-	-	-	0 0%	0 0%	-	0.0%	354.4	20 0%	0.0%
TOTAL LIABILITIES	**1,096.4**	**100.0%**	**1,175.0**	**100.0%**	**1,616.0**	**100.0%**	**37.5%**	**7.2%**	**1,654.6**	**100.0%**	**1,769.6**	**100.0%**	**7.0%**

Below is a comparison of the main line items in our balance sheets as of September 30, 2006 and 2007, and as of December 31, 2004, 2005 and 2006.

Nine-month period ended as of September 30, 2007 compared to the nine-month period ended as of September 30, 2006

Current Assets

Our current assets decreased by 5.3%, or R$70.0 million, from R$1,328.2 million to R$1,258.2 million. The principal changes are:

- Cash and cash equivalents decreased by 4.9%, or R$57.4 million, from R$1,162.8 million to R$1,105.4 million; and

- financial investments decreased by 8.5%, or R$12.9 million, from R$151.6 million to R$138.7 million.

Our current assets decreased primarily due to a decrease in the value of cash collateral pledged by market participants. Pledged collaterals are recorded under current assets and under current liabilities.

Brazilian law prohibits not-for profit associations from making profit distributions, such that prior to our demutualization, no dividends or other distributions were ever carried out. Cash surpluses arising from our operations were reinvested in the development of the BM&F Association and market operations, and any balance was allocated to and recorded under cash and cash equivalents. For this reason, our cash and cash equivalents as of September 30, 2007, amounted to R$1,105.4 million.

Long-Term Receivables

Long-term receivables increased by 91.6%, or R$174.5 million, from R$190.5 million to R$365.0 million, primarily as a result of a 129.0% increase in financial investments, from R$143.9 million to R$329.6 million. Increase in financial investments recorded under long-term receivables is a result of the extended maturity of credit instruments included in our securities portfolio.

Permanent Assets

Our permanent assets increased by 7.7%, or R$10.4 million, from R$135.9 million to R$146.3 million, primarily as a result of a R$9.2 million or 147.7% increase recorded under investments, which grew from R$6.2 million to R$15.4 million primarily as a result of the revaluation of works of art.

As of September 30, 2007, we had registered a reduction of R$47.6 million under fixed assets, corresponding to free leased equipment originally acquired with funds from FIF and FALMO, which we donated to former members during the relevant period.

Current Liabilities

Our current liabilities decreased by R$185.4 million, or 39.6%, from R$468.0 million to R$282.6 million, primarily as a result of reduction from R$419.1 million to R$226.2 million in cash collateral pledged by market participants, therefore corresponding to a 46.06% decrease, or R$ 192.9 million.

Long-Term Liabilities

Our long-term liabilities increased by 9.2%, or R$9.8 million, from R$106.3 million to R$116.1 million. The principal changes are:

- the funds allocated to our former members (FIF) decreased by R$19.1 million, or 57.4%, from R$33.3 million to R$14.2 million; and

- our provisions for contingencies increased by R$31.4 million, or 44.7%, from R$70.3 million to R$101.7 million.

Institutional Funds

On August 31, 2007, the balances of the following institutional funds, which we previously recorded as long-term liabilities, reversed into income for the year, and were allocated to out bylaws reserves:

- Special Clearing Member Fund, in the amount of R$40.0 million;
- Agricultural Market Trading Fund, in the amount of R$50.0 million;
- Operational Fund of the Foreign Exchange Clearinghouse, in the amount of R$15.0 million;
- Operational Fund of the Securities Clearinghouse, in the amount of R$40.0 million; and
- Guarantor Fund — Spot U.S. Dollar Market, in the amount of R$15.0 million.

Members' or Shareholders Equity

Members' or shareholders' equity increased by R$303.6 million, or 30.8%, from R$986.6 million to R$1,290.2 million, primarily due to the formation of bylaws reserves totaling R$354.4 million, mainly by means of a R$222.0 million allocation of net income, which was largely impacted by the reversal of institutional funds to net income.

2006 compared to 2005

Current Assets

Current assets increased by 33.9%, or R$314.0 million, from R$926.3 million to R$1,240.2 million. The principal changes are:

- Cash and cash equivalents increased by 45.7%, or R$335.8 million, from R$734.5 million to R$1,070.3 million; and

- financial investments decreased by 12,5%, or R$21.8 million, from R$174.7 million to R$153.0 million.

Our current assets decreased primarily due to a decrease in the value of cash collateral pledged by market participants. Pledged collaterals are recorded under current assets and under current liabilities.

Long-Term Receivables

Long-term receivables increased by 100.3%, or R$120.1 million, from R$119.7 million to R$239.8 million, primarily as a result of a 151.7% increase in financial investments, from R$71.6 million to R$180.1 million. Increase in financial investments is due mainly to the extended maturity of credit instruments included in our securities portfolio.

Permanent Assets

Our permanent assets increased by 5.4%, or R$7 million, from R$129.0 million to R$136.0 million, primarily as a result of a R$7.0 million or 5.7% increase in the balance of fixed assets, from R$123.2 million to R$130.3 million. The 54.5% increase in fixed assets, from R$34.6 million to R$53.5 million, is due primarily to an R$18.9 million increase in equipment free leased to former members.

Current Liabilities

Our current liabilities increased by R$215.5 million, or 149.8%, from R$143.9 million to R$359.4 million. The principal changes are:

- Cash collateral pledged by market participants increased by R$209.6 million, or 203.5%, from R$103.0 million to R$312.6 million; and

- our other accounts payable increased by R$4.7 million, or 58.4%, from R$8.0 million to R$12.7 million.

Long-Term Liabilities

Our long-term liabilities increased by 12.6%, or R$13.5 million, from R$107.1 million to R$120.6 million. The principal changes are:

- the funds allocated to our former members (FIF) increased by R$4.1 million, or 12.9%, from R$31.5 million to R$35.6 million; and

- our provisions for contingencies increased by $8.6 million, or 11.8%, from R$73.6 million to R$82.2 million.

Institutional Funds

The balance of our institutional funds increased by R$7.6 million, or 11.5%, from R$66.3 million to R$74.0 million. The principal changes are:

- the balance of FALMO funds decreased by R$22.0 million, or 99.5%, from R$22.1 million to R$0.1 million, due to former members having used these funds;

- Formation of the Agricultural Market Trading Fund, in the amount of R$50 million, due to the policy adopted by Management, oriented towards developing futures contracts based on agricultural commodities;

- Formation of the Guarantor Fund — Spot U.S. Dollar Market, in the amount of R$15 million, as a result of trading in spot U.S. dollar having been implemented at our floor; and

- the resources to capitalize for the formation of funds increased by R$35.3 million, or 69.6%, from R$50.8 million to R$86.1 million.

Deferred Income

There were no material changes in our deferred income.

Members' or Shareholders Equity

Members' or shareholders' equity increased by R$203.0 million, or 23.8%, from R$852.7 million to R$1,055.8 million, primarily due to a surplus of R$191.0 million for the year, which was subsequently allocated to reserves.

2005 compared to 2004

Current Assets

Our current assets increased by 5.4%, or R$47.1 million, from R$879.1 million to R$926.3 million. The principal changes are:

- Cash and cash equivalents increased by 9.5%, or R$64.6 million, from R$669.9 million to R$734.5 million; and

- financial investments decreased by 0.7%, or R$1.2 million, from R$175.9 million to R$174.7 million.

Our current assets decreased primarily due to a decrease in the value of cash collateral pledged by market participants. Pledged collaterals are recorded under current assets and under current liabilities.

Long-Term Receivables

Long-term receivables increased by 44.1%, or R$36.7 million, from R$83.1 million to R$119.7 million, primarily as a result of a 115.6% increase in financial investments, from R$33.2 million to R$71.6 million. Increase in financial investments is due mainly to the extended maturity of credit instruments included in our securities portfolio.

Permanent Assets

Our permanent assets decreased by 3.9%, or R$5.2 million, from R$134.2 million to R$129.0 million, primarily as a result of a R$4.8 million or 3.8% decrease in the balance fixed assets, from R$128.0 million to R$123.2 million. The change in fixed assets, from R$26.3 million to R$34.6 million, is due primarily to a R$8.3 million increase in equipment free leased to former members, or growth of 31.7%, reduced by the R$3.5 million in depreciation registered in the period.

Current Liabilities

Our current liabilities increased by R$45.6 million, or 46.3%, from R$98.3 million to R$143.9 million. The principal changes are:

- Cash collateral pledged by market participants increased by R$31.2 million, or 43.4%, from R$71.8 million to R$103.0 million; and

- our other accounts payable increased by R$6.5 million, or 425.1%, from R$1.5 million to R$8.0 million.

Long-Term Liabilities

Our long-term liabilities decreased by 13.8%, or R$17.1 million, from R$124.3 million to R$107.1 million. The principal changes are:

- "Resources of clearing members — specific allocation" decreased by R$17.2 million, or 100%, from R$17.1 million to R$0.0; and

- the funds allocated to our former members (FIF) decreased by R$14.1 million, or 30.9%, from R$45.5 million to R$31.5 million; and

- our provisions for contingencies increased by $13.4 million, or 22.3%, from R$60.2 million to R$73.6 million.

Institutional Funds

The balance of our institutional funds increased by R$11.6 million, or 21.3%, from R$54.7 million to R$66.3 million. The principal changes are:

- the balance of FALMO funds increased by R$10.1 million, or 83.3%, from R$12.1 million to R$22.1 million; and

- the resources to capitalize for the formation of funds decreased by R$1.6 million, or 3.0%, from R$52.4 million to R$50.8 million.

Deferred Income

There were no material changes in our deferred income.

Members' or Shareholders Equity

Members' or shareholders' equity increased by R$38.2 million, or 4.7%, from R$814.5 million to R$852.7 million, primarily due to a surplus of R$130.2 million for the year and to a repurchase of securities, which accounted for R$80.8 million.

Liquidity and Capital Resources

We use the cash flow from our operations to fund our operating and investment activities. At the end of the nine-month period ended September 30, 2007, our cash, cash equivalents and financial investments totaled R$1,573.7 million, of which R$226.2 million represented cash collateral pledged by our clearinghouses' participants and the remaining amount represented funds we owned.

We do not use third party funds to finance our projects.

Sources and Uses of Funds

The table below shows our cash flow items for the periods indicated:

	Year Ended December 31,			Nine-month Period Ended September 30,	
	2004	2005	2006	2006	2007
			(In R$ million)		
Initial cash balance	**667.1**	**879.0**	**980.8**	**980.8**	**1,403.4**
Operating activities	250.4	212.2	440.3	509.9	221.4
Financing activities	(24.9)	(93.9)	12.1	(9.1)	(12.4)
Investment activities	(13.6)	(16.5)	(29.8)	(23.3)	(38.7)
Final cash flow balance	**879.0**	**980.8**	**1,403.4**	**1,458.3**	**1,573.7**

Cash Flow from Operating Activities

Our cash flow from operating activities decreased from R$509.9 million in the nine-month period ended September 30, 2006 to R$221.4 million in the comparable period in 2007, primarily as a result of a decrease in the total amount of the cash collateral pledged by our clients, who opted to pledge other types of collateral. Our cash flow from operating activities increased from R$212.2 million in 2005 to R$440.3 million in 2006, primarily as a result of an increase in the total amount of the cash collateral pledged by our clients. Our cash flow from operating activities decreased from R$250.4 million in 2004 to R$212.2 million in 2005, primarily as a result of the end of the amortization of the information technology systems for our clearinghouses.

Cash Flow from Financing Activities

We have no material indebtedness that would impact our cash flow from financing activities. As a not-for-profit organization, our cash flow from financing activities prior to our demutualization consisted primarily of the sale or purchase of membership interests to or from our former members. Our cash flow from financing activities decreased from a negative R$9.1 million result in the nine-month period ended September 30, 2006 to a negative R$12.4 million result in the comparable period in 2007, primarily as a result of an increase in the funds we used to buy membership interests from our former members. Our cash flow from financing activities increased from a negative R$93.9 million result in 2005 to a positive R$12.1 million result in 2006, primarily as a result of an increase in the funds we received from sales of membership interests to members. Our cash flow from financing activities decreased from a negative R$24.9 million result in 2004 to a negative R$93.9 million result in 2005, primarily as a result of a significant increase in the funds we used to buy membership interests from our former members

Cash Flow from Investment Activities

Our cash flow from investment activities consists of acquisition of property and equipment and investments in information technology. Our cash flow from investment activities decreased from a negative R$23.3 million result in the nine-month period ended September 30, 2006 to a negative R$38.7 million result in the comparable period in 2007. Our cash flow from investment activities decreased from a negative R$16.5 million result in 2005 to a negative R$29.8 million result in 2006. Our cash flow from investment activities decreased from a negative R$13.6 million result in 2004 to a negative R$16.5 million result in 2005. In all those periods, the decrease in the cash flow from investment activities was primarily due to the continued increase of our investments in information technology equipment.

Indebtedness

As of September 30, 2007, we had no material indebtedness.

Seasonality

We identify material seasonal factors that influence trading in our financial products. Crop produce and off-season crop produce greatly influence trading in derivatives based on softs and other agricultural commodities, such that trading in these products do present a certain degree of seasonality. However, given that in the last few years our revenues from trading in these derivatives represented less than one percent of our total revenues, we do not believe the effects of seasonality would materially affect our results of operations.

Qualitative Disclosures About Market Risk

Market and Credit Risks

Through our clearinghouses, we act as the central counterparty for transactions carried out in the derivatives, foreign exchange (spot U.S. dollar) and government securities markets. By acting as a clearinghouse, we are responsible for the settlement of transactions carried out and/or registered on our systems. Accordingly, we are exposed to credit risk relating to participants using our settlement systems. If a participant fails to make the specified payments under a particular contract or to deliver the assets, securities and/or commodities required to be delivered under the terms of the contract, we are required to use our collateral and safeguard mechanisms, so as to ensure the settlement of the transactions pursuant to the terms thereof. In the event of a failure of our guarantee and safeguard mechanisms or if our safeguard mechanisms prove insufficient, we may be required to use our own funds in order to ensure the proper settlement of the transactions. In our 21 years of existence, we have never had to use financial resources deposited in any of the mutual funds or other funds we formed as part of the safeguard mechanisms at our Derivatives, Foreign Exchange and Securities Clearinghouses.

Our clearinghouses are not directly exposed to market risk, given that they do not have net long or short positions in the various contracts and assets traded. However, increased price volatility may affect the magnitude of the amounts to be settled by various market participants, and may therefore increase their chances of default.

Additionally, our clearinghouses are responsible for the settlement of the transactions of a defaulting participant, which may result in losses should the amounts due exceed the amount of the corresponding collateral. Therefore, although we are not directly exposed to market risk, these matters may adversely affect our financial condition and results of operations.

To mitigate and control our risks, each of our clearinghouses relies on their own risk management system and safeguard mechanisms. A clearinghouse's control structure represents the entire set of resources and mechanisms it may use to cover losses from default by one or more participants. These systems and mechanisms are described in detail in our clearinghouses' rulebooks and manuals, and have been approved by the Central Bank.

Market Risk — Investment of Cash Funds

Our policy for investing cash balances favors relatively low-risk alternatives. As a result, we primarily hold federal government securities in our portfolio, mostly acquired through exclusive and open-ended funds. Accordingly, as a general rule, we direct most of our financial investments towards conservative investment funds backed by federal public securities and with yields attached to the SELIC rate or the CDI rate.

Costs Related to this Offering and our Demutualization

Our costs directly resulting from this offering will be approximately R$9.9 million, which will be paid by us and recorded in our financial statements as of and for the year ended December 31, 2007. In addition, we will incur additional recurring expenses as a publicly-held company, such as: (1) expenses of approximately R$1.5 million per year to create and maintain an investors relations' department; (2) expenses of approximately R$1.1 million per year related to publications required by Brazilian corporate law; (3) additional expenses of approximately R$0.6 million per year related to our independent auditors; (4) expenses of approximately R$0.2 million per year related to market presentations and meetings with investors; (5) expenses of approximately R$0.2 million per year for the custodian of our common shares; (6) a R$13,000 annual fee to be paid to the CVM; and (7) a R$90,000 annual fee to be paid to the BOVESPA for listing our common shares on the *Novo Mercado* segment.

In order to segregate our exchange activities from our self-regulatory activities, we created an independent and autonomous self-regulatory division responsible for overseeing and monitoring our markets, participants and the transactions registered on our systems. Our self-regulatory bodies created in the context of our demutualization include a Self-regulation Board, a Self-regulation Department and a Self-regulation Officer. We anticipate we will incur R$3.0 million in additional costs per year to maintain our self-regulatory bodies.

Recent Events

General Atlantic

On September 20, 2007, we entered into a purchase agreement with General Atlantic pursuant to which General Atlantic agreed to purchase from our then current shareholders an interest in our shares representing approximately 10% of our capital stock at a purchase price of up to R$1.0 billion. Of this purchase price, R$900 million will be paid on the closing (November 19, 2007), and payment of the balance of R$100 million is contingent on our initial public offering having been completed by December 31, 2007 and on our aggregate market capitalization, on the first five trading days following our initial public offering, equaling a minimum of R$12 billion. Fulfillment of these conditions will result in a final purchase price of R$11.088 per common share.

General Atlantic is a global private equity firm that makes strategic investments in companies representing growth and consolidation opportunities. General Atlantic has a long and successful investment track record in the financial services industry. Selected General Atlantic financial services investments include National Stock Exchange of India Ltd., the NYSE Euronext, NYMEX Holdings, Inc., Saxo Bank A/S, Computershare Limited, RiskMetrics Group Inc., Net 1 UEPS Technologies, Inc. and E*TRADE Group, Inc.

Under the agreement, General Atlantic has agreed to a lock-up whereby it will not sell or otherwise transfer the shares it purchases from our shareholders for a period of two years from the closing date of the transaction, subject

to certain exceptions. Additionally, General Atlantic agreed not to knowingly transfer its shares in a secondary public offering without the prior consent of our Board of Directors if General Atlantic has actual knowledge that such sale would result in an investor acquiring more than 2.5% of our total outstanding common stock.

In addition, pursuant to the agreement, we have agreed to use our best efforts to include one individual selected by General Atlantic on the slate of directors for election to our Board of Directors and to recommend to our shareholders that the individual be elected. This covenant expires upon the later of: (1) the two-year anniversary of the closing date of the sale; or (2) the date on which General Atlantic no longer owns at least 50% of the shares it purchases pursuant to the agreement. For so long as General Atlantic has a representative on our Board of Directors, General Atlantic has agreed that its investment in our shares will be its exclusive investment in a Latin American exchange. General Atlantic will also be entitled to participate in our strategic committees, namely, the Advisory Committee for Financial Assets and the Committee for Information Technology Governance.

Moreover, under the agreement General Atlantic will be entitled to acquire shares at our initial public offering, under the same price and conditions applicable to other investors.

We have also agreed to indemnify General Atlantic for losses General Atlantic may potentially incur in the event of misrepresentations or noncompliance with representations and warranties given under the agreement.

General Atlantic acquired shares issued by us through General Atlantic FIP, a private equity fund. As the holder of all Class A units of General Atlantic FIP, General Atlantic is ensured preferred voting rights in the fund. Under our agreement, upon closing of the share purchase, no unit holder in General Atlantic FIP, including General Atlantic and investors in the GA Private Equity Group, will hold a direct or indirect interest in our shares, which looking through to the ultimate beneficial owner is in excess of five percent of our capital stock.

CME Group

On October 23, 2007, we entered into a non-binding letter of intent with the CME Group concerning the completion of definitive agreements for cross-investment and order-routing arrangements. Pursuant to the letter of intent, we and the CME Group will jointly explore business opportunities, including: (1) connecting the CME Group's and our electronic trading distribution networks for the order-routing of transactions with products traded on the CME and our exchange; (2) provisioning management services for offshore non-*real* denominated collateral by the CME Group, on an exclusive basis; (3) our admission as a "super clearing" member of the CME, in order to facilitate the access of our market's participants to CME's products; (4) the creation of joint working groups to explore opportunities to develop and market new products for the Brazilian and Latin American markets; and (5) the reciprocal prohibition to trade contracts currently traded on each of the CME Group's and our markets.

In addition, we and the CME Group are negotiating the purchase of common shares to be issued by us representing approximately 10% of our total capital stock in exchange for shares representing approximately 2% of CME's capital stock, in the amount of approximately R$1.3 billion based on the average trading price of CME's shares on the New York Stock Exchange in the five days preceding the execution of the letter of intent. Pursuant to the letter of intent, the CME Group will be subject to a four-year lockup during which it will not be able to sell our common shares. During the lock-up period, we in turn will limit future acquisitions of interest in stock or derivatives exchanges to acquisitions in the South and Central Americas, Mexico and China. This letter of intent is non-binding and no assurance can be given that the transaction will be consummated or that it will be consummated in the form described above. For additional information, see "Business — Strategic Alliances."

The transaction is contingent upon certain conditions precedent and the letter of intent will terminate if the definitive binding agreements and the intended investments are not completed by March 31, 2008.

Formal Consultation to the Brazilian Federal Revenue on Tax Effects of our Demutualization

Our demutualization was approved at a shareholders' meeting dated September 20, 2007, pursuant to a process effective as of October 1, 2007, that involved a partial spin-off of the assets and liabilities of Associação BM&F, or BM&F Association, which we absorbed by merger. As a result, the activities of *Instituto Educacional BM&F*, or

BM&F Institute of Education, of *Associação Profissionalizante BM&F, or* APBM&F Job Training Association, and of *Clube de Atletismo BM&F*, or BM&F Athletics Club, continued to exist under the BM&F Association, whose by-laws and company name were altered at that time.

However, in response to a formal consultation presented by the *Comissão Nacional de Bolsas* (Brazilian Exchanges Commission), or CNB, the Brazilian tax authorities have indicated that the demutualization of not-for-profit exchanges is not permitted under current regulation, since: (1) the section of the Brazilian Civil Code (article 61) dealing with dissolution of not-for-profit organizations would prevent the transfer of assets and liabilities to for-profit corporations; and (2) only a legal entity organized as a corporation would be able to approve its spin-off, since there would be no legal provision authorizing not-for-profit organizations to implement a spin-off. Based on the opinion of counsel, we believe that the interpretation of the Brazilian tax authorities is not in accordance with the applicable laws. Therefore, we presented a similar formal consultation to the Brazilian tax authorities specifically relating to our demutualization, but the Brazilian tax authorities responded in a manner consistent with their response to the CNB and provided no additional information.

In addition, the Brazilian tax authorities have indicated that the brokers and members of exchanges would not be able to reflect the acquisition cost of their equity participation in BM&F for purpose of calculating their tax liabilities resulting from our demutualization. The outcome of this discussion should not affect us or shareholders acquiring shares in this offering, but only our former members who had their membership shares converted into our common shares.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

14.02 – ADVISABLE, VOLUNTARY INFORMATION

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

We were incorporated in 1985 as a not-for-profit organization. Since the beginning of our activities until our demutualization, approved on September 20, 2007 but effective as of October 1, 2007, we conducted our business without seeking to maximize our earnings. Before our demutualization, we were subject to a taxation system and adopted an operating model that differed significantly from those applicable following our conversion into a for-profit company. Our unaudited pro forma consolidated financial information presented below is intended to reflect the effects of our demutualization and certain changes in our operating model on our historical consolidated financial statements as if these events occurred on January 1, 2006.

Our unaudited pro forma consolidated financial information is based upon available information and assumptions that we believe are reasonable. The unaudited pro forma consolidated financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had the demutualization and changes to operational model been implemented as of January 1, 2006. In addition, the unaudited pro forma consolidated information should not be considered to be indicative of our future financial condition or results of operations. The unaudited consolidated pro forma financial information should be read in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this offering memorandum and the sections "Presentation of Financial and Other Information," "Selected Financial Information," and "Management's Analysis and Discussion of Financial Condition and Results of Operations."

Our unaudited pro forma consolidated financial information does not give effect to other changes in our historical financial statements not directly related to our demutualization.

The main tax and operational effects resulting from our demutualization, effective as of October 1, 2007, are as follows:

(a) *Termination of operational enhancement programs for members:* the operational enhancement programs for former members, as well as transfers of revenue to our institutional funds, were eliminated. Through our operational enhancement programs, a substantial portion of our revenue was allocated to support and foster the intermediation activities conducted by our former members. As a result of our demutualization, these programs were eliminated, resulting in a significant increase in net revenue in our unaudited pro forma consolidated financial information. Additionally, technology and communication equipment we had acquired and leased free of charge to our former members were donated to them, causing a significant reduction in depreciation expenses in our unaudited pro forma consolidated financial information. On September 30, 2007, we allocated R$49.5 million to fund operational enhancement programs for our members that had been approved prior to our demutualization. Our unaudited pro forma consolidated financial information reflects the impact of such allocation on our financial income;

(b) *PIS, COFINS and ISS:* after our demutualization and beginning October 1, 2007, our revenue/billing became subject to the payment of PIS and COFINS, while the revenue originating from certain services rendered became subject to the payment of ISS. According to the decision of our Board of Directors, the amounts of those taxes will be compensated by changing the calculation method and rates charged by our clearinghouses, neutralizing the effects of the new tax system. The neutralization of the effects of PIS, COFINS and ISS will occur by means of the collection of a rate called "other costs" in our invoices which will be recorded as gross revenues;

(c) *Income tax and social contribution:* as a result of our new taxation regime as a for-profit entity, we became subject to income tax and social contribution at the rates of 25% and 9%, respectively, calculated on our taxable income through the actual profit taxation system. Before our demutualization, income tax was only withheld at source on our financial income and recorded as an expense in the "taxes and contributions on financial investments" line in our historical consolidated financial statements, at rates ranging between 15% and 22.5% depending on the term of our investments. After our demutualization, we will be able to offset withheld income tax on financial income with income tax and social contribution calculated through the actual profit system; and

(d) *Educational, social and sports projects:* the activities carried out by the *Instituto Educacional BM&F*, or BM&F Institute of Education, by the *Associação Profissionalizante BM&F, or* APBM&F Job Training Association, and by the *Clube de Atletismo BM&F*, or BM&F Athletics Club, were not transferred to us in the context of our demutualization. These activities will be conducted by the *Bolsa de Mercadorias & Futuros-BM&F*, or BM&F Association, a not-for-profit organization supported by us. All revenues and expenses related to the BM&F Institute of Education, the APBM&F Job Training Association and the BM&F Athletics Club were excluded from our unaudited pro forma consolidated financial information. We have endowed the BM&F Association with R$29.0 million of our cash in order to fund its ongoing activities. Our unaudited pro forma consolidated financial information reflects the impact of such endowment.

Unaudited Pro Forma Consolidated Financial Information

The tables below set forth our unaudited pro forma consolidated financial information for the nine-month period ended September 30, 2007 and the year ended December 31, 2006.

Nine-month period ended September 30, 2007

	Consolidated Income Statement	(a) Termination of Operational Enhancement Programs	(b) PIS, COFINS and ISS	(c) Income Tax and Social Contribution	(d) Educational, Social and Sports Projects	Pro Forma Adjustment	Pro Forma Consolidated Financial Information	Pro forma Consolidated Financial Information
	(In R$ million)							(In US$ million)
Gross revenues	**430.2**	**—**	**44.6**	**—**	**(1.7)**	**42.9**	**473.1**	**257.3**
Trading and/or settlement system	**413.7**	**—**	**44.6**	**—**	**—**	**44.6**	**458.4**	**249.3**
Derivatives	393.3	—	42.2	—	—	42.2	435.6	236.9
Foreign exchange	14.1	—	2.3	—	—	2.3	16.4	8.9
Securities	0.7	—	—	—	—	—	0.7	0.4
Brazilian Commodities Exchange	4.7	—	—	—	—	—	4.7	2.5
BM&F Settlement Bank	1.0	—	—	—	—	—	1.0	0.5
Other operating revenues	**16.4**	**—**	**—**	**—**	**(1.7)**	**(1.7)**	**14.7**	**8.0**
Deductions	**(137.5)**	**134.9**	**(46.1)**	**—**	**—**	**88.8**	**(48.8)**	**(26.5)**
Fees transferred								
Operational enhancement programs for members	(132.5)	132.5	—	—	—	132.5	—	—
Institutional funds	(2.4)	2.4				2.4		
Transfer of fees — BOVESPA	(2.0)	—	—	—	—	—	(2.0)	(1.1)
PIS and COFINS	(0.3)	—	(43.0)	—	—	(43.0)	(43.3)	(23.6)
ISS	(0.3)	—	(3.1)	—	—	(3.1)	(3.5)	(1.9)
Net revenues	**292.6**	**134.9**	**(1.2)**	**—**	**(1.7)**	**132.0**	**424.3**	**230.7**
Operating expenses	**(222.0)**	**8.4**	**0.3**	**—**	**5.7**	**14.4**	**(207.5)**	**(112.9)**
Operating income	**70.6**	**143.3**	**(1.1)**	**—**	**4.0**	**146.2**	**216.8**	**117.9**
Financial income	**106.8**	**(0.9)**	**—**	**17.5**	**(2.0)**	**14.6**	**121.4**	**66.0**
Financial income	133.1	(4.0)	—	—	(2.3)	(6.3)	126.8	68.9
Taxes and contributions on financial investments	(18.6)	0.6	17.5	(0.1)	0.4	18.5	(0.1)	(0.1)
Updating of operational enhancement programs	(2.5)	2.5	—	—	—	2.5	—	—
Monetary adjustments, provisions and others	(5.2)	—	—	—	—	—	(5.2)	(2.8)
Non-operating income	**1.9**	**—**	**—**	**—**	**—**	**—**	**1.9**	**1.0**
Reversal of funds allocated to members	**22.3**	**(22.3)**	**—**	**—**	**—**	**(22.3)**	**—**	**—**

Net effects of our demutualization	23.0	(23.0)	—	—	—	(23.0)	—	—
Income before taxes	224.6	97.1	(1.2)	17.5	2.0	115.4	340.1	184.9
Income and social contribution taxes	(0.6)	—	—	(112.5)	—	(112.5)	(113.1)	(61.5)
Provision for income tax	(0.4)	—	—	(82.7)	—	(82.7)	(83.1)	(45.2)
Provision for social contribution payable	(0.2)	—	—	(29.8)	—	(29.8)	(29.9)	(16.3)
Minority interest	(2.1)	—	—	—	—	—	(2.1)	(1.1)
Net income	222.0	97.1	(1.2)	(95.0)	2.0	3.0	225.0	122.3

Year ended December 31, 2006

	Consolidated Income Statement	(a) Termination of Operational Enhancement Programs	(b) PIS, COFINS and ISS	(c) Income Tax and Social Contribution	(d) Educational, Social and Sports Projects	Pro Forma Adjustment	Pro Forma Consolidated Financial Information	Pro Forma Consolidated Financial Information
	(In R$ million)							(In US$ million)
Gross revenue	393.4	—	40.9	—	(2.0)	38.9	432.3	235.1
Trading and/or settlement system	381.0	—	40.9	—	—	40.9	421.9	229.4
Derivatives	359.5	—	38.4	—	—	38.4	398.0	216.4
Foreign exchange	14.4	—	2.4	—	—	2.4	16.8	9.1
Securities	0.9	—	0.1	—	—	0.1	1.0	0.6
Brazilian Commodities Exchange	5.8	—	—	—	—	—	5.8	3.2
BM&F Settlement Bank	0.3	—	—	—	—	—	0.3	0.2
Other operating revenues	12.4	—	—	—	(2.0)	(2.0)	10.4	5.7
Deductions	(97.8)	95.9	(42.2)	—	—	53.7	(44.1)	(24.0)
Fees transferred								
Operational enhancement programs for members	(93.3)	93.3	—	—	—	93.3	—	—
Institutional funds	(2.6)	2.6	—	—	—	2.6	—	—
Transfer of fees — BOVESPA	(1.7)	—	—	—	—	—	(1.7)	(0.9)
PIS and COFINS	—	—	(39.3)	—	—	(39.3)	(39.3)	(21.4)
ISS	(0.2)	—	(2.9)	—	—	(2.9)	(3.1)	(1.7)
Net revenues	295.6	95.9	(1.3)	—	(2.0)	92.6	388.2	211.1
Operating expenses	(242.7)	7.3	0.4	—	7.5	15.2	(227.5)	(123.7)
Operating income	52.9	103.2	(0.9)	—	5.4	107.7	160.6	87.4
Financial income	124.5	3.4	—	19.0	(2.9)	19.5	144.0	78.3
Financial income	163.4	(5.9)	—	—	(3.5)	(9.4)	154.0	83.8
Taxes and contributions on financial investments	(22.0)	0.9	—	19.0	0.5	20.4	(1.6)	(0.9)
Updating of operational enhancement programs	(8.4)	8.4	—	—	—	8.4	—	—
Monetary adjustments, provisions and others	(8.5)	—	—	—	—	—	(8.5)	(4.6)
Non-operating expenses	(3.3)	—	—	—	—	—	(3.3)	(1.8)
Reversal of funds allocated to members	18.9	(18.9)	—	—	—	(18.9)	—	—
Income before taxes	193.0	87.7	(0.8)	19.0	2.5	108.4	301.3	163.8
Income and social contribution taxes	(0.7)	—	—	(102.1)	—	(102.1)	(102.8)	(55.9)
Provision for income tax	(0.5)	—	—	(75.1)	—	(75.1)	(75.6)	(41.1)
Provision for social contribution payable	(0.2)	—	—	(27.0)	—	(27.0)	(27.2)	(14.8)
Minority interest	(1.3)	—	—	—	—	—	(1.3)	(0.7)
Net income	191.0	87.7	(0.8)	(83.1)	2.5	6.2	197.2	107.2

Set forth below are additional explanations regarding the preparation of our unaudited consolidated pro forma financial information, supplementing the explanations more briefly presented above:

Notes to our Unaudited Consolidated Financial Information

Operational Enhancement Programs and Institutional Funds

FIF and FALMO

While we operated as a not-for-profit organization, we allocated a substantial portion of our revenues from trading and settlement services to the creation of institutional funds and the financing of programs intended to support and foster the intermediation activities performed by our former members. We historically allocated 15% of our revenues from exchange fees to the Fund for Broker Financing, or FIF fund, and a variable portion of our revenues from exchange fees determined by our Board of Directors to the Liquidity and Operational Enhancement Assistance Fund, or FALMO fund. Our former members were able to use the funds from FIF and FALMO to acquire equipment for their intermediation activities, fund marketing campaigns and technical education programs and prospect for new clients, among other uses. Within the context of our demutualization and conversion into a for-profit company, beginning October 1, 2007, we no longer maintain such operational enhancement programs and have discontinued the transfer of revenues to the institutional funds, thus materially affecting the way we register our net revenues in periods subsequent to that date.

In order to reflect the effects of the elimination of the transfer of revenues to funds and programs in our unaudited pro forma consolidated financial information, we reversed these deductions, thus impacting the "operating enhancement programs for members" and "institutional funds" lines from our historical consolidated financial statements.

Depreciation and Amortization

As a not-for-profit organization, we used a portion of the FIF and FALMO funds to acquire technology and telecommunication equipment, which was leased to our former members free of charge. As a result of this policy, the "depreciation and amortization" line of our consolidated income statement included in this offering memorandum is divided into: (1) "free lease equipment for members," including depreciation and amortization expenses from equipment we acquired to be used by our former members; and (2) "others," including depreciation expenses from other assets, including buildings, furniture, technology and miscellaneous equipment.

As a result of our demutualization, on September 20, 2007 the leased equipment was donated to our members, which will result in a decrease in our depreciation expenses. To reflect the effects of the donation of this equipment in our unaudited pro forma consolidated financial information, we reversed the depreciation expenses from such items from operating expenses above and also the related cost of the assets written-off upon donation.

Reversal of Funds Allocated to Members

As a not-for-profit organization, we registered the funds allocated to FIF and FALMO as long-term liabilities in our balance sheet until they were effectively disbursed. In 2003, 2004 and 2005, we changed the requirements for the use of FIF's funds by our former members. In particular, we established that the members were required to comply with certain guidelines relating to the brokerage fees charged from their clients in order to receive funds from the FIF. Members failing to comply with these requirements had their respective FIF funds definitively blocked. The "reversal of funds allocated to members" line in our audited consolidated historical financial statements shows the FIF funds that: (1) were originally registered in our balance sheet as non-current liabilities and that were permanently blocked according to the regulations then in force; and (2) were charged to revenues in our audited consolidated financial statements as a counter-entry to the reduction in our non-current liabilities. This line also shows the FIF funds that: (1) were recorded in our balance sheet as long-term liabilities and that were charged to revenues in our audited consolidated financial statements as a counter-entry to the reduction in our non-current liabilities; and (2) were used for the acquisition of equipment to be leased to our former members free of charge.

Beginning October 1, 2007 with our demutualization, we discontinued the recording of all effects related to our institutional funds and thus recorded a pro forma adjustment to eliminate the effects of the "reversal of funds allocated to members" recorded in our historical consolidated financial statements.

Financial Income and Taxes on Financial Investments

On September 30, 2007, we allocated R$49.5 million to fund operational enhancement programs for our members that had been approved prior to our demutualization. Our unaudited pro forma consolidated financial information

reflects the impact of this allocation on our financial income. In order to quantify this impact, we assumed that the funds allocated to the operational enhancement programs would generate income representing 99% of the Interbank Deposit Certificate, or CDI, from January 1, 2006 to December 31, 2006 and 98% of the CDI from January 1, 2007 to September 30, 2007. The decrease in our financial income would result in a decrease in taxes on financial investments, which is also reflected in our unaudited pro forma consolidated financial information.

As a not-for-profit organization, our financial income from unused funds allocated to the FIF and FALMO were accrued to such funds, thus reducing our financial income. The "updating of operational enhancement programs" line of our audited consolidated financial statements includes deductions from our financial income as a result of the transfer of a portion of it to the FIF and FALMO.

As a result of our demutualization, as the funds were extinguished, such financial expenses are no longer recorded and thus a pro forma entry was recorded in our unaudited pro forma consolidated financial information to reflect this fact.

Educational, Social and Sports Projects

The activities carried out by the BM&F Institute of Education, the APBM&F Job Training Association and the BM&F Athletics Club were not transferred to us in the context of our demutualization. These activities will be conducted by the BM&F Association. As a result, all revenues and expenses related to such activities were excluded from our unaudited pro forma consolidated financial information, impacting the following line items:

- *Other operating revenues:* all revenues from the BM&F Institute of Education were excluded from our unaudited pro forma consolidated financial information, decreasing the "other operating revenues" line item of our historic consolidated income statements;

- *Operating expenses:* all expenses related to the BM&F Institute of Education, the APBM&F Job Training Association and the BM&F Athletics Club were excluded from our unaudited pro forma consolidated financial information, decreasing the "operating expenses" line item of our historical consolidated income statements: 5% tax rate on the prices of services deemed taxable by applicable legislation;

- *Financial income and taxes on financial investments:* we have endowed the BM&F Association with R$29.0 million of our cash in order to fund the activities conducted by the BM&F Institute of Education, the APBM&F Job Training Association and the BM&F Athletics Club. Our unaudited pro forma consolidated financial information reflects the impact of such endowment to the "financial income" line item. In order to quantify such impact, we assumed that such endowment would generate income representing 99% of the Interbank Deposit Certificate, or CDI, from January 1, 2006 to December 31, 2006 and 98% of the CDI from January 1, 2007 to September 30, 2007. The decrease in our financial income would result in a decrease in taxes on financial investments, which is also reflected in our unaudited pro forma consolidated financial information.

Net Effects of our Demutualization

We have registered certain adjustments in our financial statements as of August 31, 2007 in preparation for our demutualization. The net effects of these adjustments are shown as "net effects of our demutualization," and are composed of the following items: (1) reversal of the institutional funds of our clearinghouses; (2) reversal of unpaid amounts of our institutional funds; (3) reversal of funds allocated to former members; (4) write-off of equipment free leased to our former members; (5) reversal of funds destined to equipment upgrade of our Foreign Exchange and Securities Clearinghouses; (6) contributions to the FALMO fund; and (7) creation of institutional funds related to the Derivatives Distribution Agent, or ADD project, the BM&F Institute of Education, the BM&F Athletics Club and the BM&F Job Training Association. Upon our demutualization, the item "net effects of our demutualization" was excluded from our financial statements.

PIS, COFINS and ISS

As a not-for-profit organization, we were not subject to the payment of PIS, COFINS and ISS on most of our operating revenues and on most of the services we provided to our clients, except for: (1) revenues and services provided by the BM&F Settlement Bank, which was incorporated as a for-profit company since its inception; and (2) certain services provided by the regional operating centers of the Brazilian Commodities Exchange, which were already subject to ISS.

As a result of our demutualization and the consequent change in our tax regime, our revenues became subject to PIS and COFINS, while the prices of certain services we provide will be subject to ISS according to the applicable tax laws. Further, as a not-for-profit organization, we were subject to the Social Integration Program, or PIS, at the rate of 1% on our payroll. As a result of our demutualization, we are no longer subject to this tax, thus reducing our expenses.

In order to reflect the effects of PIS, COFINS and ISS on our historical income statement, we used the following assumptions:

- *PIS and COFINS:* 1.65% and 7.6% tax rates, respectively, on operating and non-operating revenues, except equity accounting gains from permanent interests in controlled companies and gains from the sale of fixed assets. Financial revenues are subject to PIS and COFINS at a 0% rate. Additionally, in order to reflect the amounts due as PIS and COFINS, we calculated tax credits from these taxes only on certain costs and expenses provided for in the applicable legislation, such as electricity and property and equipment lease; and

- *ISS:* 5% tax rate on the prices of services deemed taxable by applicable legislation.

As determined by our Board of Directors, the amounts of the aforementioned taxes were compensated for by changing the calculation method and the rates charged by our clearinghouses. The neutralization of the effects of incidence of PIS, COFINS and ISS occur by means of the collection of a rate called "other costs" in our invoices which will be recorded as gross revenues. In order to reflect the incorporation of our PIS, COFINS and ISS expenses into our gross revenues, we used the same criterion approved by our Board of Directors and implemented in accordance with circular letter 079/2007-DG of September 28, 2007. Accordingly, our gross revenues were grossed-up in proportion to the weight of each tax. Fees relating to services that are subject to PIS, COFINS and ISS were grossed up by 16.62%, and the fees relating to services that are subject only to PIS and COFINS by 10.19%. Considering the calculations made for the nine-month period ended September 30, 2007 and the year ended December 31, 2006, the aggregate average fee gross-up was 10.71%.

The effects resulting from: (1) the change in tax regime and resulting increase in our PIS, COFINS and ISS expenses; (2) the determination by our Board of Directors to gross-up our fees and pass along the tax impact to our customers utilizing our trading and settlement systems; and (3) the elimination of our PIS expenses corresponding to 1% of our payroll, are reflected in our unaudited consolidated pro forma financial information and impact the "derivatives," "foreign exchange," "securities," "PIS and COFINS," "Municipal service tax (ISS)" and "PIS — payroll" lines from our historical consolidated financial statements.

Income Tax and Social Contribution

As a not-for-profit organization, we were not subject to income tax and social contribution, except for the BM&F Settlement Bank, incorporated as a for-profit company since its inception. As a result of our demutualization, we are now subject to income tax and social contribution at the rates of 25% and 9%, respectively, on our taxable income through a system known as the actual profit system. We reflected the levy of these taxes in our unaudited consolidated pro forma financial information considering: (1) the costs and expenses incurred as deductible, including amounts paid as bonus; (2) positive and negative equity accounting results from our non-taxable or non-deductible equity interests, as the case may be; and (3) non-deductible donation amounts.

Other Changes Not Directly Related to Our Demutualization

Investments in the Development of Software and other Information Technology Systems

As a not-for-profit organization, we recorded our costs and investments in software and other information technology systems as an expense in the period incurred. Such costs and investments are also reflected in the "data processing" line. We are now enhancing our system for investment control which will allow us to segregate such investments from our current expenses and treat them as "deferred charges" or "equipment and facilities" (Capital Expenditures), as the case may be. Despite the fact that this may cause future results to differ from past results, as they do not directly relate to our demutualization, they have not been reflected in the unaudited consolidated pro forma financial information included in this offering memorandum.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

14.02 – ADVISABLE, VOLUNTARY INFORMATION

INFORMATION TECHNOLOGY INFRASTRUCTURE

Information technology is integral to our daily activities enabling fast, efficient and cost-effective trading and settlement systems. We are constantly seeking ways to adjust and improve our hardware and software infrastructure to maximize security, performance, connectivity, operating flexibility and contingency of information technology resources and processes. We have state-of-the-art, fully automated monitoring, control and contingency procedures in place for our technology infrastructure including access stations, data and voice communication networks, servers, mission-critical business processes and data storage and recovery.

Our information technology infrastructure includes 412 servers, two mainframes and two IBM System-i midrange system platforms (AS400), 16 terabytes in data storage capacity, 151 network equipment units and 1,400 workstations, allocated to two information technology centers, that operate real-time "asset-to-asset" processing, and permit high availability, scalability and performance levels. Network interconnection is supported by DWDM terminal multiplexers. Brokers and vendors access our information technology centers through the Financial Community Communications Network, or RCCF, a scalable virtual private network, which employs high capacity and ultra-secure encrypted throughput based on MPLS technology. Additionally, we employ a highly qualified team of experts, which as of September 30, 2007, comprised 389 employed and outsourced professionals, most of whom hold M.B.A or postgraduate degrees. Our information technology experts perform mainly activities related to system and infrastructure development, putting new solutions in place to support activities performed in our trading, clearing and settlement systems.

Electronic trading system processing capacity. Our trading platform is able to absorb at least 2.5 times the current average daily traded volume and the equivalent of 130% of the maximum traded volume. Furthermore, with the launch of our new platform, (the development of which is already nearly 80% completed), we hope to increase our trading system capacity approximately tenfold.

Clearing system processing capacity. Our Derivatives Clearinghouse infrastructure is designed to accommodate at least twice the average daily traded volume and the equivalent of 152% of the maximum traded volume.

Internationalization Project

We are committed to standardizing the information protocol we provide to the international financial community including our active participation in the FIX Protocol Ltd., or FPL, to define trading platform connectivity standards. Another important measure is the registration of the Foreign Exchange Clearinghouse, the Derivatives Clearinghouse and the BM&F Settlement Bank as participants of the Society for Worldwide Interbank Financial Telecommunication, or SWIFT, a network that is widely used abroad to process financial transactions. Our Foreign Exchange Clearinghouse already uses the SWIFT technology for U.S. dollar payments in its settlement process. The Derivatives Clearinghouse is awaiting authorization by the Central Bank to launch a SWIFT standard message-based mechanism for transfers involving collateral in U.S. dollars and treasury securities abroad.

Business Continuity Policy

Our business continuity policy is designed to ensure the continuity of our clearinghouses' and the BM&F Settlement Bank, as well as guarantee data integrity and accessibility. It consists of a set of plans and procedures to establish a solid technological contingency infrastructure. In order to minimize the risk of disruption to our systems, we developed two mirrored technology centers: the Downtown Technology Center, or CT1, located at our main building, and the Pinheiros Technological Center, or CT2, installed in the southern region of the city of São Paulo. Unlike other contingency projects, the CT2 is an active contingency address, simultaneously updated with the CT1

in accordance with international standards. It operates by replicating all CT1 functions and devices in order to make an automatic, simultaneous recovery strategy viable in the event of a failure. Additionally, the CT2 offers the highest levels of reliability, via redundant subsystems, with multiple fiber optics access points from multiple telecommunications operators, replicated energy systems and multiple generators for emergencies.

Management System Certifications

When in 1996 our derivatives, foreign exchange and securities clearinghouses obtained ISO certification, we were the first exchange worldwide to obtain this certification. Pursuant to certifications issued by ABS Quality Evaluations, our Clearinghouses fulfill all international quality standards set forth under NBR Rule ISO 9001-200. In addition, we obtained management system certifications have been issued to our management process, our reference price management system, the BM&F Institute of Education, our communications and media processes and controllership systems.

Arbitration panel

We have an arbitration panel that aims to resolve disputes arising from operating matters related to the trading and settlement systems under our management. The panel is comprised of skilled arbitrators and the arbitration process is efficient and cost effective. The arbitration award has the same legal effect as a court order.

Marketing and promotion

Our main marketing and promotion programs are the BEST Brazil, Campos do Jordão Conference, our publications, our website, the TV Center and our relationship with vendors.

- *BEST Brazil: Excellence in Securities Transactions.* The BEST Brazil is a long-term initiative to promote the Brazilian capital markets, organized by us together with BOVESPA, CBLC and ANBID, with participation by the CVM, the Central Bank and the National Treasury. This initiative aims at: (1) promoting the Brazilian market to the international investor community by educating them on matters involving regulation, security, efficiency and reliability; (2) identifying and proposing solutions for non-resident investor needs; and (3) maintaining a permanent working group comprised by government officials, regulators and private sector members. BEST Brazil has reached its target public of mutual and pension funds, hedge funds, insurance companies, banks, brokers, custodians and asset managers through several events held over the past five years in the world's principal financial centers, such as New York, Boston, San Francisco, Toronto, London, Frankfurt, Edinburgh, Hong Kong, Singapore and Tokyo.

- *Campos do Jordão Conference.* Every two years since 2003, we have promoted an international derivatives and financial market conference in the city of Campos de Jordão, state of São Paulo, known as the Campos do Jordão Conference. This event brings together leading Brazilian and foreign financial market and academic specialists to discuss the main issues related to the financial and derivatives markets, the global economy and Brazilian economic policy.

- *Internet.* Our website (www.bmf.com.br) is translated into four languages (Portuguese, English, Spanish and Chinese) and gets approximately 400,000 hits and nearly 1.2 million page views a month. Its main features include institutional and operating information, information on the transactions carried out in our markets, historical data recovery, and audio and video broadcasts of events held at our premises.

- *Publications.* Our periodical publications include the *Boletim Diário*, the *Síntese Agropecuária* and the *Resenha BM&F*, among others;

- *TV Center.* The TV Center offers TV stations with real-time information from our trading floor and broadcasts lectures and events held in our auditoriums to a national network via the corporate TV system. The audio and video signals are made available in partnership with Bloomberg Television, TV Bandeirantes, TV Globo, Canal do Boi, Agrocanal and Canal Rural. Our TV Center broadcasts to the Americas and Europe;

- *Vendors.* We choose leading vendors to disseminate our market data worldwide. These vendors use the data generated by our trading and registration system to produce market information. There are currently 31 authorized vendors, of which 12 are Brazilian, 12 international, six are brokers and one is a bank;

- *Publicity.* Among our marketing efforts in 2007, the most important was the BM&F qualification seal campaign. Created within the scope of the PQO, the campaign was published in the printed press and posted on the Internet in Brazil and abroad to make our strategic initiatives known and create demand for our services among investors.

Human resources

As of September 30 2007, we had 559 professionals working in our main office in the city of São Paulo, state of São Paulo, and in our branches in the cities of Rio de Janeiro, Santos and Sorriso, in the states of Rio de Janeiro, São Paulo and Mato Grosso, respectively. The following table shows the total number of our employees by function in the periods indicated:

	At December 31,			At September 30,
Function	**2004**	**2005**	**2006**	**2007**
Operations	126	124	129	139
Information technology	117	115	146	148
Administration	209	212	255	272
Total	452	451	530	559

Training

We have an education incentive program which helps employees fund their professional development expenses. For example, the program sponsors 60% of the tuition for undergraduate courses related to our core activities. The program also includes graduate and international MBA courses for management employees who have been working with us for at least four years. The BM&F Institute of Education also offers employees scholarships for the courses it offers.

The leaders of each segment of our business are trained on an ongoing basis to improve their people management skills and to share these skills in their specific functional area. We implemented a system for managing people based on merit in our information technology area and intend to extend it to all other areas.

Unions

We are represented by the Union of Accounting, Consulting and Expertise Firms, and Providers of Data Research and Survey Services of the State of São Paulo (*Sindicato das Empresas de Serviços Contábeis, de Assessoramento, Perícias, Informações e Pesquisas no Estado de São Paulo*), or Sescon- SP, whereas most of our employees are represented by the Union of Employees of Independent Commercial Agents and of Consulting, Expertise, Research and Survey and Accounting Firms of the State of São Paulo (*Sindicato dos Empregados de Agentes Autônomos do Comércio e em Empresas de Assessoramento, Perícias, Informações e Pesquisas e de Empresas de Serviços Contábeis no Estado de São Paulo*). We believe we maintain good relations with our workers' unions and have never had any strikes involving our employees.

We last executed a collective bargaining agreement in August 2006, effective for the period August 1, 2006 through July 31, 2007, which contemplated a 4% salary adjustment for our employees effective as of August 1, 2006.

Outsourcing

In addition to in-house employees, we employ outsourced companies for services related to system development, maintenance and technical computer equipment maintenance. Approximately 240 outsourced professionals are involved in these activities. We also rely on an average of 190 outsourced employees for ancillary activities, such as janitorial services, security, air conditioning maintenance, construction and general services.

We do not engage in business activities that may be considered hazardous or dangerous pursuant to the applicable legislation. Nonetheless, as set forth by the legislation in force, we have implemented an Environmental Hazard Prevention Program and an Occupational Health Medical Control Program in place.

Material agreements

As of September 30, 2007, we were parties to the following material business agreements:

- an agreement with BOVESPA authorizing us to use the Ibovespa and IBrX-50 indices as underlying assets for futures contracts.
- network equipment supply, installation, maintenance and warranty agreement entered into with Getronics Ltda., providing for the upgrade of our data transmission network and the supply of information technology equipment;
- service and supply agreement with Hewlett-Packard Brasil Ltda., providing for consulting services related to our new *Cadastro Geral de Participantes e Entidades* (Participant and Entity General Reference File), which will have enhanced features with the creation of new software;
- software transfer agreement entered into with BOVESPA and Multibroker S.A., providing for the transfer to us of ownership rights for the Internet operation processing management software called *Sistema Eletrônico de Negociação de Ativos Multibroker* (Multibroker Securities Electronic Trading System);
- backup network and environment infrastructure management agreement entered into with Tivit — Terceirização de Tecnologia e Serviços S.A.;
- license agreements for the software we use to carry out our activities, entered into with several software development companies;
- license and maintenance agreements for the software used in our electronic trading platform (GTS) with SBF Bourse de Paris (formerly Atos Euronext Market Solutions) and for the software used in our trading terminals, entered into with GL Trade; and
- agreements for upgrades, technical support and maintenance of equipment we use to carry out our activities, including our trading system's technological platforms, entered into with information technology service providers.

We are also party to various agreements with vendors that focus on disclosing trading and pricing information from our trading systems.

BMSP Merger

On May 9, 1991, our members approved the execution of an agreement providing for the consolidation of BMSP's activities into our operations. As a result of this consolidation, the members of BMSP became our members with no equity participation and limited access rights to our markets. After the conclusion of certain legal proceedings, BMSP will be merged into us and each of the former BMSP's members will receive our common shares corresponding to one membership share of BM&F Association. Currently there is one legal proceeding against BMSP pending conclusion.

Facilities

Our buildings are located in downtown São Paulo city, at Praça Antonio Prado, 48, and at Rua João Brícola, 37. Both buildings are protected as historical heritage landmarks by the *Conselho Municipal de Preservação do Patrimônio Histórico, Cultural e Ambiental de São Paulo* (São Paulo Municipal Council for the Preservation of

Historical, Cultural and Environmental Heritage), or CONPRESP, and are subject to the applicable zoning and conservation legislation. In addition, (1) we own four properties in the city of São Paulo, state of São Paulo; (2) BVRJ owns one property in the city of Rio de Janeiro, state of Rio de Janeiro, which is currently leased to third parties, except for a floor occupied by us; and (3) the Brazilian Commodities Exchange owns one property in the city of Campo Grande, state of Mato Grosso do Sul, which is currently leased to third parties. We also lease real estate in the normal course of our business based on market conditions.

Buildings that we occupy and are owned by us or our controlled companies are located at the following addresses:

- Rua Líbero Badaró, 471, 6th floor, São Paulo, State of São Paulo;
- Two-story building at Rua Monsenhor de Andrade, 331, São Paulo, State of São Paulo; and
- Two-story building at Rua Monsenhor de Andrade, 341, São Paulo, State of São Paulo.

In addition, we occupy buildings at the following locations pursuant to lease or other similar arrangements:

- Rua Líbero Badaró, 471, 7th and 10th floors, suite 10-A, São Paulo, State of São Paulo;
- Rua Boa Vista, 280, 1st, 2nd, 3rd, 4th, 10th and 11th floors, São Paulo, State of São Paulo;
- Praça Antonio Prado, 33, suites 1608 and 1609, São Paulo, State of São Paulo;
- Rua Presidente Wilson, 5504, São Paulo, State of São Paulo;
- Rua XV de Novembro, 41, ground floor, store 43, Santos, State of São Paulo;
- Praça XV de Novembro, 20, Rio de Janeiro, State of Rio de Janeiro;
- Rua Rodrigues Alves, 800, 8th floor, suite 807, Paranaguá, State of Paraná; and
- Centro Empresarial Varig Building, unit 404, Part A, at SCN, Block A, Tower B, Brasilia, Federal District.

Except for one floor we occupy at the building located at Praça XV de Novembro, 20, Rio de Janeiro, State of Rio de Janeiro, the remainder of the building is leased to third parties;

The Brazilian Commodities Exchange occupies three leased buildings at the following locations:

- Ataiaia Building, suite 51, at Rua Marechal Deodoro, 344, Curitiba, State of Paraná;
- Cuite 808 at the Centro Executivo Barra Sul Building, located at Avenida Rio Branco, 380, Florianópolis, State of Santa Catarina; and
- Suite 201, 2nd floor of the Vanda Pinheiro Building, at Avenida República do Líbano, 1151, West Sector, Goiânia, State of Goiás.

In addition, the Brazilian Commodities Exchange owns two suites at a building located at Rua Araty, 156, in the city of Campo Grande, State of Mato Grosso do Sul, which are currently leased.

Insurance

We hold asset and liability insurance policies through leading Brazilian insurance companies. Our asset insurance policies cover hazardous events that include fire, lightning, explosions of any nature, rent payment loss, wind, electrical damage, theft, riots, water spillage and extraordinary expenses for all our property. We also insure the works of art held in our offices. These insurance policies' specifications, limits and deductibles are in accordance with market practices. We also have civil liability insurance in line with the ordinary market specifications, limits and deductibles, and in accordance with what we believe to be necessary for our business. Certain events such as war, terrorism and force majeure may not be covered by our insurance policies and we may be held liable by third parties. We believe our insurance coverage is adequate. However, we cannot guarantee that our insurance policies will protect us against all types of loss.

Legal proceedings

The BM&F Association is a defendant in several legal and administrative proceedings. As a result of our demutualization, we are the successor to the BM&F Association in those proceedings.

On September 30, 2007, we were defendants in 99 legal and administrative proceedings, of which 32 involved civil matters, 3 involved tax matters, 61 involved labor matters and 3 involved administrative proceedings before the CVM. The total value of the proceedings with possible and probable losses as of September 30, 2007 was approximately R$41.6 million, of which R$26.6 million had been provisioned. After our evaluation of the outcome of the proceedings and based on the advice of legal counsel, we make provisions for contingencies with a probable loss or a legal obligation.

Civil proceedings

On September 30, 2007, we were a party to 35 civil proceedings, three as plaintiff and 32 as a defendant. The total value involved in the civil proceedings in which we appear as defendant was approximately R$3.1 million, and the provision we recorded for contingencies from civil proceedings with probable loss was R$2.8 million, based on the advice of legal counsel.

Described below are the most important civil proceedings in which we appear as a defendant:

- our subsidiary BVRJ, along with BOVESPA, is a defendant in a lawsuit brought by Mr. Naji Robert Nahas, Selecta Participações e Serviços S/C Ltda. and Cobrasol — Companhia Brasileira de Óleos e Derivados seeking payment of compensation damages and indemnification for pain and suffering due to alleged losses in the stock market in June 1989. According to the plaintiffs, BOVESPA influenced the plaintiffs' creditors to suspend their credit lines, causing them to default on their obligations, which led to a liquidity crisis in the stock market. The plaintiffs also allege that BVRJ sold their securities in an irregular manner and without their authorization to settle their open positions. Mr. Naji Robert Nahas also seeks indemnification for pain and suffering. Although we cannot quantify the potential liability from this lawsuit at this point, the plaintiffs have indicated a R$10.0 billion estimate for damages and have requested that BOVESPA and BVRJ be held liable to the extent each of them contributed to the damage. Based on the opinion of counsel, we believe we have a remote chance of losing this lawsuit since the plaintiffs failed to indicate any specific irregular conduct of BVRJ that could result in liability for payment of damages by BVRJ. In addition, the regularity of the procedures adopted by BVRJ has been validated in prior lawsuits. BM&F is not a defendant in this lawsuit, and is not liable for any amount in excess to its investment in BVRJ. BM&F currently owns 99 membership shares of BVRJ, representing 86.1% of its corporate capital, with a total book value of R$48.3 million;

- four injunctions seeking to suspend our special general members' meeting of September 20, 2007 claiming that the former members should have more time to examine our demutualization proposal and challenging the valuation of the equity memberships of the common member category. All these injunctions were decided in our favor in the lower court, and one of the plaintiffs has recently brought a related lawsuit against us on the same grounds. We intend to defend ourselves vigorously and believe we have a remote chance of losing this lawsuit given that: (1) we called the members' meeting following the call notice requirements of our by-laws; (2) a significant number of members attended the meeting and approved our demutualization by a vote of 271 to 14; and (3) the criteria we used to value the membership shares has been confirmed by prior lawsuits and unanimously approved in our prior shareholders' meetings.

- four lawsuits filed by TOV Corretora relating to our refusal to accept it as a commodity broker authorized to operate in our markets. TOV Corretora filed suits against us seeking to: (1) void the change to our by-laws approved at our 41st regular and special general members' meeting, which cancelled the voting right of parties holding equity memberships of the common member category; (2) update the value of the equity memberships of the common member category; (3) examine certain documents regarding the acquisition of the equity membership of the commodity broker category; and (4) void an administrative proceeding conducted before the CVM that overruled TOV Corretora's admission as a commodity broker authorized to operate in our markets. The discovery phase for this lawsuit has concluded, but a decision had not yet been rendered as of the date hereof. All other related lawsuits were ruled in our favor at the lower court level and are currently awaiting a decision on appeals filed by TOV Corretora. Two other members also filed suits seeking to update the value of the equity memberships of the common member category, which were also ruled in our favor at the lower court

level. Based on the advice of legal counsel, our chances of loss in these lawsuits are remote, and consequently, we have not recorded a provision; and

- nine lawsuits involving the "Marka/FonteCindam" case seeking to reimburse the government for alleged losses resulting from the transactions carried out by the Central Bank in January 1999 involving U.S. dollar futures sales. We and certain members of our management team are defendants in these lawsuits because alleged irregular transactions were carried out on our systems. We and the members of our management team are no longer defendants in two of these lawsuits due to lack of standing. However, those decisions are subject to appeal. Another two lawsuits were dismissed since they were being discussed in other lawsuits. The remaining lawsuits are still at the lower court level awaiting the completion of the discovery phase. Based on the advice of legal counsel, our chances of loss in these lawsuits are remote, and consequently, we have not recorded a provision.

Tax proceedings

As of September 30, 2007, we were party to approximately 12 legal and 5 administrative tax proceedings arising in the normal course of our activities. These proceedings involve claims of approximately R$37.8 million, of which approximately R$22.2 million refer to taxes being charged by the relevant tax authorities. As of the same date, the total provision we registered in connection with such proceedings was R$22.2 million, covering the proceedings with probable chance of loss based on the advice of legal counsel or the proceedings we consider legal obligations.

Labor proceedings

As of September 30, 2007, we were a defendant in 61 labor claims totaling R$2.7 million. These labor proceedings primarily relate to overtime pay, severance pay, joint and several liability with service providers for labor debts, wage differences, compensation for material damages and pain and suffering, additional payment for hazardous conditions and differences regarding the 40% fine applied on the retirement fund value as a result of inflation purges. As of the same date, the total estimated probable loss from these claims was approximately R$1.6 million, while total estimated possible loss was approximately R$1.1 million.

CVM and Central Bank

As of September 30, 2007, there were no material administrative proceedings ongoing before either the CVM or the Central Bank to which we were a party.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

14.02 – ADVISABLE, VOLUNTARY INFORMATION

MANAGEMENT AND SELF-REGULATION

Pursuant to our by-laws, we are managed by a *Conselho de Administração* (Board of Directors) with five members and a *Diretoria* (Executive Board) with four members.

Board of Directors

Our Board of Directors is responsible for formulating our general strategic management guidelines and general business policies, as well as for electing and supervising our officers. Under Brazilian corporate law, our Board of Directors is also responsible for hiring our external independent auditors, subject to our by-laws.

Our Board of Directors meets once a month on a regular basis or whenever called by its chairperson or by two-thirds of its members. Decisions of the board must be approved by a majority vote of the directors present at a meeting.

Pursuant to our by-laws, our Board of Directors consists of at least 7 and no more than 11 directors elected at our annual shareholders' meetings for two-year terms and may be reelected and removed at any time by our shareholders at a special shareholders' meeting.

Pursuant to the BOVESPA *Novo Mercado* regulations, at least 20 percent of the members of our Board of Directors must be independent directors, and all our directors are required to acknowledge in writing, before taking office, adherence to the compliance commitment agreement referred to in the *Novo Mercado* regulations. In addition to the BOVESPA *Novo Mercado* regulations, our by-laws also require that the majority of our Board of Directors be independent directors. Directors are considered independent if they: (1) have no relationship with us, except for any equity interests; (2) are not controlling shareholders or the spouse, sibling or any relative up to the second degree of our controlling shareholders, or during the last three years have not had any relationship with any company or entity related to the controlling shareholder (excluding persons related to public schools and/or research institutions); (3) during the last three years have not been our employee or officer, or an employee or officer of our controlling shareholder or any entity controlled by it; (4) are not our direct or indirect suppliers or clients to the extent that could compromise their independence; (5) are not an employee or officer of an entity that distributes or promotes our products and services; (6) are not the spouse, sibling or any relative up to the second degree of any of our directors or officers; and (7) do not receive any remuneration from us other than that related to their position as directors or shareholders. A director is also considered independent if she or he is elected on a separate ballot held in accordance with Brazilian corporate law.

Brazilian corporate law provides that members of the Board of Directors may not vote in any shareholders' meeting or take part in any transaction in which there is a conflict of interest with the company.

Brazilian corporate law permits the adoption of cumulative voting upon a request by shareholders representing at least 10% of our voting capital. CVM Instruction No. 282, of June 26, 1998, allows the minimum voting capital percentage required for the adoption of the cumulative vote in publicly held companies to be reduced to 5% based on the value of their capital stock. Taking into consideration our current capital stock, shareholders representing 10% of the voting capital may request the adoption of cumulative voting to elect the members of our Board of Directors. If cumulative voting is not requested, our directors must be elected by the majority vote of the holders of our common shares, in person or represented by a proxy. The shareholders holding, individually or jointly, at least 15% of our voting shares are entitled to appoint one director and his alternate on a separate ballot. The shareholders holding, individually or jointly, at least 10% of our preferred shares are also entitled to appoint one director and his alternate on a separate ballot.

The current members of our Board of Directors were elected at our shareholders' meetings held on September 20, 2007, for a term of two years. The following table sets forth selected information regarding the current members of our Board of Directors:

Name	Age	Position	Date of Election
Manoel Felix Cintra Neto	59	Chairman	September 20, 2007
Renato Diniz Junqueira	55	Vice chairman	September 20, 2007
Julio de Siqueira Carvalho de Araùjo	53	Director	September 20, 2007
René Marc Kern(1)	44	Director	September 20, 2007
Gustavo Henrique de Barroso Franco	51	Independent director	September 20, 2007
Luiz Fernando Figueiredo	43	Independent director	September 20, 2007
Luiz Gonzaga de Mello Beluzzo	65	Independent director	September 20, 2007
Roberto Quiroga Mosquera	46	Independent director	September 20, 2007
Roberto Rodrigues	65	Independent director	September 20, 2007

(1) Mr. René Marc Kern was appointed to our Board of Directors by General Atlantic. For further information, see "Business — Strategic Alliances."

Executive Board

Our officers are our legal representatives and are responsible for the day-to-day management of our business and implementation of the general policies and guidelines established by our Board of Directors. Brazilian corporate law provides that each officer must be a Brazilian resident but does not require the officer to be a shareholder of the company. Additionally, not more than one-third of the members of our Board of Directors may be officers.

Officers are elected by our Board of Directors for a two-year term and may be reelected or removed by the Board of Directors at any time. Pursuant to the *Novo Mercado* regulations, our officers are required to acknowledge in writing, before taking office, adherence to the compliance commitment agreement referred to in the *Novo Mercado* regulations. Our by-laws currently provide that our Executive Board shall be composed of at least 12 members and no more than 25 members, with the following titles: (1) Chief Executive Officer; (2) Securities Clearinghouse Officer; (3) Foreign Exchange Clearinghouse Officer; (4) Derivatives Clearinghouse Officer; (5) Trading Officer; (6) Audit Officer; (7) Chief Financial Officer; and (8) Self-Regulation Officer. Following a proposal submitted by the Chief Executive Officer, our Board of Directors is required to appoint one officer to hold the position of Investor Relations Officer. Our Executive Board is currently made up of 24 officers, 10 of which are referred to in our by-laws and were elected at the meeting of the Board of Directors held on October 2, 2007, for a term of office until April 2010.

Our Investor Relations Office is located at Praça Antônio Prado, 48, in the city of São Paulo, state of São Paulo. Mr. João Lauro Pires Vieira do Amaral is our Investor Relations Officer. The telephone number of our shareholders department is (55-11) 3119-2543, the fax number is (55-11) 3105-5939 and the e-mail address is ir@bmf.com.br or ri@bmf.com.br. Our website is www.bmf.com.br. Neither our website, nor the information contained therein is a part of, or incorporated by reference, in this offering memorandum.

The names, ages, position and date of election of the members of our Executive Board, as referred to in our by-laws, are as follows:

Name	Age	Position	Date of Election
Edemir Pinto	54	Chief Executive Officer	October 2, 2007
Ailton Coentro Filho	59	Chief Market Development Officer	October 2, 2007
Cícero Augusto Vieira Neto	35	Chief Clearinghouse Officer	October 2, 2007
Renato Mercadante Mortari	46	Chief Corporate Officer	October 2, 2007
Marco Aurélio Teixeira	54	Chief Financial Officer	October 2, 2007
Isney Manoel Rodrigues	55	Foreign Exchange Clearinghouse Officer	October 2, 2007
José Carlos Branco	57	Trading Officer	October 2, 2007
Marcos José Rodrigues Torres	43	Audit Officer	October 2, 2007
João Lauro Amaral	40	Investor Relations Officer	September 19, 2007
Luis Gustavo da Matta Machado	52	Securities Clearinghouse Officer	October 2, 2007
Alcides Ferreira	42	Communications and Media Relations Officer	October 2, 2007
Álvaro Affonso Mendonça	48	Financial and Environmental Products Officer	October 2, 2007
Antonio Carlos Figueiredo Pinto	53	BM&F Institute of Education Officer	October 2, 2007

Carlos Eduardo Sampaio Lofrano	57	BM&F Settlement Bank Officer	October 2, 2007
Henrique de Rezende Vergara	37	General Counsel	October 2, 2007
Ivan Wedekin	54	Agribusiness and Energy Products Officer	October 2, 2007
José Antônio Eirado Neto	56	Information Technology Officer	October 2, 2007
José David Martins Junior	41	Administrative Officer	October 2, 2007
Luis Antonio Barron Guerra Vicente	39	Risk Management Systems Officer	October 2, 2007
Nestor Lourenço de Camargo	57	Human Resources Officer	October 2, 2007
Otavio Yazbek	35	Regulatory Officer	October 2, 2007
Verdi Rosa Monteiro	44	Business and Market Development Officer	October 2, 2007

Fiscal Council

According to Brazilian corporate law, the *Conselho Fiscal* (Fiscal Council) is a body corporate independent of the company's management and external auditors. The Fiscal Council is charged with overseeing the activities of company's management and analyzing the financial statements, reporting its findings to the shareholders.

We do not have a permanent Fiscal Council, but a Fiscal Council may be appointed in any year upon the request of the requisite number of shareholders as described below. Currently, we do not have a Fiscal Council in operation.

According to our by-laws, whenever appointed, the Fiscal Council must consist of three to five members, with an equal number of alternates. To be eligible to serve on our Fiscal Council, a person must be a resident of Brazil and either be a university graduate or a company officer or Fiscal Council member of another Brazilian company for at least three years prior to election to our Fiscal Council. Pursuant to the *Novo Mercado* regulations, the members of our Fiscal Council are required to acknowledge in writing, before taking office, adherence to the compliance commitment agreement referred to in the *Novo Mercado* regulations. Under Brazilian corporate law, when a Fiscal Council is not permanent, it must be established at a shareholders' meeting upon the request of shareholders who, in the aggregate, hold at least 10% of the common shares. The members of the Fiscal Council remain in office until the annual shareholders' meeting of the year following their election. According to CVM Instruction No. 324, of January 19, 2000, this 10% threshold may be reduced to as low as 2% of our common shares, depending upon the size of our capital stock. In view of our current shareholding structure, holders of 2% of our voting shares may request that we install a Fiscal Council. Additionally, minority shareholders holding in aggregate at least 10% of a company's common shares have the right to elect one member to the Fiscal Council and his or her alternate and the remaining shareholders may elect one more member than the total number of members elected by the minority shareholders.

If control is exercised by a shareholder or group of shareholders holding less than 50% of our capital stock, Brazilian corporate law establishes that the majority controlling shareholders who, isolated or as a group, are holders of shares representing 10% or more of our capital stock have the right to elect, in a separate election, one member and his/her respective alternate to the Fiscal Council. The other shareholders or group of shareholders will have equal rights and must observe the same rules and conditions. The other shareholders, with the exception of those who voted in the election of the member of the Fiscal Council in a separate election as referred to above, will be able to elect the members and alternates which, in any case, will be in same number as those elected as described above, plus one.

The Fiscal Council cannot include our directors, officers or employees, directors, officers or employees of any company that we control or that is under common control with us, or spouses or relatives of our management. In addition, under Brazilian corporate law, each member of the Fiscal Council is entitled to receive as compensation an amount equal to at least 10% of the average salary paid to the company's officers excluding benefits, expense accounts, and profit sharing arrangements.

Committees and Advisory Boards

As provided by our by-laws, our Board of Directors and Executive Board will have the assistance of the following bodies: (1) Nomination and Compensation Committee; (2) Audit Committee; (3) Regulatory Committee; (4) Advisory Board and International Advisory Board; (5) Risk Committee; (6) Advisory Committees; (7) Technical Committees for Standardization, Classification and Appeals; and (8) Ethics Committee. The powers and duties of their bodies are set forth in details in our by-laws.

Set forth below is a description of the primary activities performed by our Committees and Advisory Boards:

Nomination and Compensation Committee

The Nomination and Compensation Committee is a permanent body, made up of the chairperson of the Board of Directors, the Chief Executive Officer and another five members of the Board of Directors, of which three are required to be independent directors. The Chief Executive Officer is not entitled to vote on the resolutions of the Nomination and Compensation Committee.

The Nomination and Compensation Committee has the following duties: (1) the selection and appointment of persons to be elected for a position on our Board of Directors, Self-regulation Board, Audit Committee and Regulatory Committee; and (2) the submission to the shareholders' meeting and to the Board of Directors, as the case may be, of guidelines to define the compensation and other benefits to be granted to the members of the Board of Directors, the officers, the members of the Self-regulation Board, the Audit Committee and the Regulatory Committee.

Audit Committee

The Audit Committee is made up of at least three members, of which at least two-thirds must be independent members, as provided for in our by-laws. The members of the Audit Committee must be appointed by the Nomination and Compensation Committee and elected by our Board of Directors for a term of office of three years, and may be reelected, provided that one-third of the members of the Audit Committee should be elected each year.

The Audit Committee reports to our Board of Directors, and is responsible for the following matters, among others: (1) selection and appointment of the independent auditors; (2) monitoring our internal audit and proposing to the Board of Directors any measures required for its improvement; (3) analysis of the management's report and of our financial statements, making the necessary recommendations to the Board of Directors; (4) analysis, at least on a quarterly basis, of our financial statements; and (5) assessment of the effectiveness and sufficiency of our internal controls and internal and independent audit processes, proposing recommendations for improvement.

Regulatory Committee

The Regulatory Committee must be made up of at least three members, of which at least two-thirds must be independent members, as provided for in our by-laws. The members of the Regulatory Committee must be appointed by the Nomination and Compensation Committee and elected by our Board of Directors for a term of office of three years, and may be reelected, provided, however, that one-third of the members of the Regulatory Committee should be elected each year.

The Regulatory Committee oversees: (1) any regulatory or legislative changes applicable to our activities; (2) submission to the Board of Directors or the Chief Executive Officer of measures intended to improve the exercise of our regulatory activities and the content of the rules issued by us; and (3) submission of changes in regulations, procedures and other regulations enacted by us, as well as the enactment of new regulations.

Advisory Board

Our Advisory Board includes the chairperson of our Board of Directors, our Chief Executive Officer and our former chairpersons of our Board of Directors, as well as ten additional members among former chairpeople of other exchanges and persons of prominence and reputation in the Brazilian political and economic arenas. It is the responsibility of the Advisory Board to issue an opinion, whenever requested, on non-operating matters established by the Board of Directors.

International Advisory Board

Our International Advisory Board is made up of the chairperson of our Board of Directors and our Chief Executive Officer and additional members appointed by the Board of Directors with experience, prominence and reputation in the international political and economic arenas. The International Advisory Board is responsible for advising on our international strategy.

Risk Committee

The Risk Committee is made up of the Chief Executive Officer, the Securities Clearinghouse Officer, the Foreign Exchange Clearinghouse Officer and the Derivatives Clearinghouse Officer, and the Trading Officer, as well as other officers as appointed by the Chief Executive Officer. The purpose of the Risk Committee is to provide technical advice on the activities of the Chief Executive Officer and the other officers, including: (1) assessment of the macroeconomic scenario and its effects in terms of risk on the markets where we operate; (2) definition of criteria and parameters to be used to determine our margin requirements; (3) definition of criteria and parameters to be used for valuation of assets and securities pledged as collateral; (4) analysis of the level of leverage of our systems; and (5) analysis and proposal of suggestions for improvement of our risk systems.

Advisory Committees

The Advisory Committees may be created by our Board of Directors, and each should be made up of at least three members, of which one is necessarily the Chief Executive Officer.

The primary function of these committees is to deal with matters in their particular areas of expertise and to submit to the Board of Directors or to the Chief Executive Officer, as the case may be; recommendations regarding the: (1) regulation of operating and settlement rules for transactions carried out in our auction systems and/or registered in any of our trading, registration, clearing and settlement systems; (2) standardization and classification of securities and/or contracts within a particular product area; (3) creation of commodity price premium and discount committees; and (4) creation of the Technical Committees for Standardization, Classification and Appeals of quality of commodities.

Technical Committee for Standardization, Classification and Appeals

After consultation with the respective advisory committee, our Board of Directors must create, on an annual basis, a team of samplers, appeal referees and other participants that will create the technical committee for standardization, classification and appeals of quality of commodities. Our Board of Directors may also execute agreements with class associations or agencies for the provision of grading and/or appeals services. Each committee must be made up of at least three members appointed by our Board of Directors, one of which must be the Chief Executive Officer.

Ethics Committee

The Ethics Committee must be elected by our Board of Directors to ensure the maintenance of high ethical standards in the transactions carried out on the markets we manage.

Self-Regulatory Bodies

In order to ensure that our strategic objectives and the daily operational management of our activities are in line, thus preserving our self-regulatory functions, we created a functional and governance structure that includes our Audit Officer under the Chief Executive Officer, and the Self-regulation Department under the Self-regulation Officer and the Self-regulation Board. These bodies are charged with inspecting and supervising us and the holders of access rights to our markets and systems, as well as the transactions carried out on our auction systems and/or registered in any of our trading, registration, clearing and settlement systems.

Our self-regulatory bodies have independent budgets and are structurally separated so as to restrict intervention by our management in self-regulatory matters and eliminate any access restriction of the self-regulatory areas to information held by management bodies for the operational activities they are required to supervise.

The diagram below sets forth the segregation of our corporate governance and self-regulatory structure as of the date of this offering memorandum:


Shareholders
Boards
Self-Regulation Board
Board of Directors
Advisory Board
Advisory Committees
International Advisory Board
Committees
Ethics Committee
Regulatory Committee
Nomination and Compensation Committee
Audit Committee
Executive Bodies
Chief Executive Officer
Risk Committee
Self-Regulation Officer
Self-Regulation Department
Chief Clearinghouse Officer
Chief Financial Officer
Chief Market Development Officer
Chief Corporate Officer
Trading Officer
Audit Officer
Officers
Officers
Officers
Officers

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

14.02 – ADVISABLE, VOLUNTARY INFORMATION

PRINCIPAL SHAREHOLDERS

At the date of this offering memorandum, none of our shareholders holds 5.0% or more of our capital stock, except for GA Private Equity Group, which holds approximately 9.8% of our capital stock through General Atlantic Fundo de Investimento em Participações, a private equity fund. General Atlantic is a global private equity firm that makes strategic investments in companies with growth and consolidation opportunities.

General Atlantic

General Atlantic has a long and successful investment track record in the financial services industry. Selected General Atlantic financial services investments include National Stock Exchange of India Ltd., the NYSE Euronext, NYMEX Holdings, Inc., Saxo Bank A/S, Computershare Limited, RiskMetrics Group Inc., Net 1 UEPS Technologies, Inc. and E*TRADE Group, Inc.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

14.02 – ADVISABLE, VOLUNTARY INFORMATION

DESCRIPTION OF CAPITAL STOCK

Set forth below is a brief discussion of certain significant provisions of our by-laws, Brazilian corporate law and the CVM rules and regulations regarding capital stock, management, reporting and disclosure requirements, as well as other corporate matters applying to us.

This discussion does not purport to be complete and is qualified by reference to provisions of our by-laws, Brazilian corporate law and the rules and regulations of the CVM and the *Novo Mercado* segment of the BOVESPA.

Once our common shares are admitted for trading on the *Novo Mercado* segment of the BOVESPA, we will no longer be allowed to issue non-voting preferred shares or any other kind of restricted voting shares. For this reason, this section does not cover the rights of holders of preferred shares.

On November 7, 2007, we entered into an agreement with BOVESPA, which will become effective at the date of publication in Brazil of the notice of commencement of this offering, by means of which we agreed to comply with the rules and regulations of the CVM and the *Novo Mercado* segment of the BOVESPA, including certain differentiated standards of corporate governance and disclosure.

We are currently a corporation, or *sociedade por ações*, organized in accordance with Brazilian law. Our registered office is located in the city of São Paulo, state of São Paulo. We are duly registered with the *Junta Comercial do Estado de São Paulo* (Board of trade of the state of São Paulo) under NIRE No. 35.300.343.565. Following this offering, we will become a publicly held company *(sociedade por ações de capital aberto)* with our shares listed on the *Novo Mercado* segment and subject to the regulations of the *Novo Mercado*. In addition, certain provisions of our by-laws that address specific matters concerning publicly held companies, as well as those that reflect certain provisions of the regulations of the *Novo Mercado*, will become effective upon completion of this offering.

Capital Stock

On the date of this offering circular, our capital stock was R$901,877,292.00, fully paid in and divided into 901,877,292 registered book-entry common shares with no par value. According to our by-laws, our capital stock can be increased by up to 1,100,000,000 additional common shares by resolution of the Board of Directors, without the approval of our shareholders to change our by-laws. Our shareholders must approve any capital increase that exceeds this limit. According to *Novo Mercado* regulations, we are not permitted to issue preferred or founders' shares.

Corporate Purpose

Our corporate purpose, as defined in article 3 of our by-laws, consists of: (1) registering, clearing and settling (by means of physical delivery or cash settlement) transactions carried out on our auction systems and/or registered in any one of our trading or registration systems by means of an in-house department or an organization created for that purpose; (2) organizing, managing and developing free and open markets for trading of any kinds of securities and/or contracts that are based on financial assets, indices, indicators, rates, commodities, foreign currencies, energy, transportation, environmental and climate commodities and other securities or rights that are directly or indirectly related to such assets for prompt and future settlement; (3) maintaining services of standardization, grading/classification, analysis, quotes, statistics, education, professional training, studies, publications, information, library and software concerning matters related to us or to participants in the markets that we manage; (4) providing services of fungible and non-fungible custody of commodities, of securities and of any physical and financial assets;

(5) participating as partners or shareholders in the capital of other companies, with due regard for applicable regulations; and (6) carrying out other activities that are related to our business.

Law No. 6,385, of December 7, 1976, or Brazilian Capital Markets Law, and applicable regulations also grant us the power to: (1) issue, on behalf of individuals and legal entities, access rights to our systems for trading, registration and settlement. Such access rights are irrespective of whether or not their holders are our shareholders. However, in order to be authorized to trade on our auction systems and/or trading, registration, clearing and settlement systems that we operate, for their own account or for the account of third parties, applicants must fulfill the legal and regulatory eligibility requirements, including those established in our by-laws and in our markets' regulations, and must have their admission approved by our Board of Directors; (2) establish rules intended to preserve equitable business and trading principles and high ethical standards for parties that operate either directly or indirectly in our markets, as well as regulate trading and resolve any operational issues that are of interest for the participants in our markets; (3) regulate the activities of holders of access rights and of other participants in our markets; (4) establish mechanisms and rules to ensure the participants in our markets complete timely performance of assumed obligations; (5) control the transactions carried out on our auction systems and/or registered in any of our trading, registration, clearing and settlement systems, as well as all of those that are regulated by us; (6) monitor the activity of holders of access rights, as principals and/or intermediaries for transactions carried out on our auction systems and/or any one of our systems, registration, clearing and settlement, as well as all of those that are regulated by us; and (7) impose penalties to market participants under our supervision that violates legal, regulatory and operational rules. We may also register, clear and settle (including physical delivery and cash settlement) transactions carried out on other exchanges, markets or trading systems by means of an internal body or by a company organized for such purpose.

In order to fulfill our business purpose, we may provide technical, market, administrative and management support for holders of access rights to our markets and systems, perform educational, promotional and editorial activities and provide market development services.

Rights of Our Common Shares

Each common share confers on its holder the right to one vote in our annual and general shareholders' meetings, provided that, according to our by-laws, no shareholder or group of shareholders may exercise votes representing more than 7.5% of our outstanding common shares. According to the regulations of the *Novo Mercado* segment, we may not issue shares having no voting rights or with restricted voting rights.

According to our by-laws and Brazilian corporate law, holders of our common shares have the right to receive full dividends and other distributions in proportion to their equity participation in our capital stock. See "—Allocation of Net Income and Distribution of Dividends" for a more detailed description on dividends and other payments related to our common shares.

In the event of liquidation, our shareholders are entitled to receive the amounts relative to capital reimbursement, in proportion to their equity participation in our capital stock, after payment of all our obligations. Holders of common shares are entitled to participate in our future capital increases, in proportion to their equity participation in our capital stock, but have no obligation to subscribe to new shares in such capital increases.

According to Brazilian corporate law, neither our by-laws nor the resolutions adopted by our shareholders in shareholders' meetings can deprive our shareholders of the following rights:

- the right to participate in profits distribution;
- the right to participate, in proportion to their equity participation in our capital stock, in the distribution of any remaining assets in the event of our liquidation;
- the right of first refusal for subscription of shares, debentures convertible into shares or subscription bonuses, except in certain circumstances provided under Brazilian corporate law described in "—Preemptive Rights ;"
- the right to audit management of corporate affairs on the terms provided under Brazilian corporate law; and

- the right to withdraw from our company in the cases provided under Brazilian corporate law, as described in item "—Withdrawal Rights and Redemption."

Shareholders' Meetings

In properly called and installed shareholders' meetings, our shareholders are authorized to resolve matters of their authority as provided for in Brazilian corporate law and in our by-laws. It is incumbent upon our shareholders, exclusively in an annual shareholders' meeting, to approve our financial statements and to resolve the allocation of our net income and the distribution of dividends relative to the previous year. The members of our Board of Directors are normally elected in annual shareholders' meetings, even though according to Brazilian corporate law, they can also be elected in a general shareholders' meeting. Members of the Fiscal Council, if installed by shareholders that hold the required percentage of our capital stock, can be elected in any shareholders' meetings.

A general shareholders' meeting can be held at the same time as an annual shareholders' meeting. It is incumbent on the shareholders to decide, exclusively in shareholders' meetings, on the following matters, among others:

- election and removal of the members of the Board of Directors and of the Fiscal Council, if the latter is installed by decision of the shareholders;
- overall compensation of the members of the Board of Directors and of the Executive Board, as well as the compensation of the members of the Fiscal Council, if it is installed;
- election and dismissal of the members of the Self-regulation Board, as well as their remuneration;
- if applicable, calling of a shareholders' meeting for election of the members of the Self-regulation Board in the event of removal of the Self-regulation Officer, with due regard for the provisions of the by-laws;
- change in our by-laws;
- our merger, spin-off or consolidation with another company or on any partnership with us;
- our dissolution and liquidation, and election and removal of the liquidators, as well as approval of the accounts submitted by them;
- election of the Fiscal Council that is to operate during the liquidation period;
- distribution of stock dividends and resolution on any grouping or splits;
- granting share purchase or subscription options to members of the Board of Directors, or the Executive Board and other collaborators, and officers and employees of other companies that are either directly or indirectly controlled by us;
- allocation of profits for the period and distribution of dividends, based on a proposal presented by management;
- our delisting from the *Novo Mercado* segment;
- the cancellation of our registration with the CVM as a publicly held company;
- selection of a specialized company responsible for determining our economic value for purposes of the mandatory tender offer provided for in our by-laws and in the regulations of the *Novo Mercado* from among the companies recommended by the Board of Directors;
- annual examination of the accounts of the members of the Board of Directors and the Executive Board, and resolution on the financial statements that they present;
- conducting of a primary public offering of shares, or securities that are convertible into shares, issued by us; and
- any matter submitted to the shareholders meeting by the Board of Directors.

Quorum

As a general rule, Brazilian corporate law provides that the quorum for our shareholders' meetings consists of shareholders representing at least 25% of our issued and outstanding shares on the first call and, if that quorum is not reached, any percentage on the second call. If our shareholders are called upon to amend our by-laws, the quorum required at the first call will be at least two thirds of our issued and outstanding shares and any number on the second call.

According to the rules of the *Novo Mercado* segment of BOVESPA, the shareholders have the exclusive authority to select, from a triple list presented by our Board of Directors, a specialized firm to prepare a valuation report with respect to our shares. The quorum for a shareholders' meeting resolving such matter consists of shareholders representing at least 20% of our issued and outstanding shares on the first call and, if that quorum is not reached, any percentage on the second call. The decision must be made by a majority of our shareholders holding shares of our free float and present at the meeting, without taking into consideration blank votes.

Also as a general rule, the affirmative vote of shareholders representing at least a majority of the issued and outstanding shares, and are present in person or represented by proxy at a shareholders' meeting, is required to ratify any proposed action, abstentions and blank votes not taken into account. However, the affirmative vote of shareholders representing not less than one-half of our issued and outstanding shares is required to, among other things:

- reduce the mandatory dividends;
- change our corporate purpose;
- consolidate with or merge our company into another;
- spin-off assets of our company;
- approve our participation in a centralized group of companies;
- apply for cancellation of any voluntary liquidation; and
- approve our dissolution.

A quorum smaller than the quorum established by Brazilian corporate law may be authorized by the CVM if shareholders representing less than half of the voting shares in a widespread controlled company do not attend three consecutive shareholders' meetings.

Under article 70 of our by-laws, any shareholder that acquires 20% or more of our capital stock is required to launch a tender offer to acquire the shares of the remaining shareholders. In compliance with the newly-enacted CVM Instruction No. 461, of October 23, 2007, our by-laws will have to be amended to reduce this threshold to 15%. Any attempt to exclude or to amend this provision shall only be made through the approval of the majority of our shareholders, being counted only as one vote for each such shareholder present at the meeting.

Furthermore, our by-laws require that the quorum for approving our shares' consolidation into any other entity or our transformation into another kind of legal entity consists of shareholders representing at least 50% of our capital stock, except if such a quorum is reduced upon prior CVM authorization, in accordance with specific provisions of corporation law for such quorum decision.

Notice of our Shareholders' Meetings

Under Brazilian corporate law, notice of each of our shareholders' meetings must be published at least three times in the official federal newspaper or the official newspaper of the state where our headquarters are located, and in another widely circulated newspaper in the same state. Our publications are currently made in *Diário Oficial do Estado de São Paulo* (the official newspaper of the state of São Paulo), as well as in *Valor Econômico* newspaper. The first notice must be published at least 15 days prior to the meeting on the first call, and no later than eight days before the date of the meeting on the second call. Under certain circumstances, and at the request of any shareholder, the CVM may require that the first notice be published no later than 30 days prior to the meeting. The CVM may also, at the request of any shareholder, suspend for up to 15 days the required prior notice for a special shareholders'

meeting so that the shareholders may analyze the proposals to be voted upon in advance. Such notice must contain the place, date and agenda for the meeting and, in the case of an amendment to our by-laws, a summary of the proposed amendment.

Location of our Shareholders' Meetings

Our shareholders' meetings take place at our headquarters located in the city of São Paulo, state of São Paulo. The Brazilian corporate law allows our shareholders to hold meetings in locations other than our headquarters in the event of *force majeure*, provided that the meetings are held in São Paulo and the relevant notice to shareholders includes a clear indication of the place where the meeting will occur.

Who May Call our Shareholders' Meetings

Each of our Board of Directors' members may call the shareholders' meetings. Shareholders' meetings may also be called by:

- any shareholder, if our Board of Directors and Executive Board fail to call a shareholders' meeting within 60 days after the date they are required to do so under applicable law and our by-laws;
- shareholders holding at least 5% of our shares, if our Board of Directors and Executive Board fail to call a shareholders' meeting within eight days after receipt of a proper request for such meeting by those shareholders indicating the proposed agenda;
- shareholders holding at least 5% of our shares, if our Board of Directors and Executive Board fail to call a shareholders' meeting within eight days after receipt of a request to call the meeting for the creation of a Fiscal Council; and
- our Fiscal Council, if the Board of Directors and Executive Board fail to call an annual shareholders' meeting within one month following the date it is required to do so under applicable law and our by-laws. The Fiscal Council may also call a special shareholders' meeting if it believes that there are important or urgent matters to be addressed.

Conditions of Admission to a Shareholders' Meeting

The shareholders present at an annual shareholders' meeting must produce proof of ownership of the shares they intend to vote and, in addition to presenting identification and/or pertinent corporate acts that evidence the legal representation, will present the following documentation at least 48 hours in advance: (1) proof issued by the bookkeeper no longer than five days before the date on which the meeting is to be held; (2) the proxy with certification of the grantor's signature; and/or (3) with regards to shareholder participants in a fungible custody service for nominate shares, the statement containing the respective ownership interest issued by the competent body.

A shareholder may be represented at a shareholders' meeting by a proxy appointed less than one year before the meeting which is either a shareholder, an officer, a lawyer or a financial institution. An investment fund shareholder must be represented by its investment fund officer or a proxy.

The proxy granted under the terms of a shareholder's agreement to vote for or against a specific proposal at an annual or special shareholders' meeting may be for a period longer than one year.

Board of Directors

According to our by-laws, our Board of Directors must be composed of a minimum of seven and a maximum of 11 members, of which at least 20% must be "independent," as defined in the *Novo Mercado* regulations. In addition, our by-laws provide that the Board of Directors be composed by a majority of independent members, subject to the *Novo Mercado* regulations and to our by-laws. The members of our Board of Directors are elected by our shareholders at an annual shareholders' meeting for a two-year term, re-election being permitted. Board of

Directors' members may be removed at any time by a shareholders' meeting. Brazilian corporate law requires each director to hold at least one of our shares.

Our by-laws allow the adoption of a multiple voting system upon request by shareholders representing at least 5% of our capital stock. If a multiple voting system is not requested, our directors are not individually chosen; instead, they are chosen from slates. Only the slates appointed by our Nomination and Compensation Committee or by our shareholders are eligible for election for our Board of Directors. One can participate in more than one slate simultaneously. Each shareholder will vote exclusively for one slate and votes will be counted with due regard to our by-laws' restrictions. Candidates of the most voted slates in our general shareholders' meeting will be elected. In case we become controlled by any shareholder or group of shareholders holding control in accordance with article 116 of Brazilian corporate law, shareholders representing at least 10% of our capital stock may require that one of our directors be elected on a separate ballot without applying the slate election system set forth in our by-laws.

Transactions in Which Directors or Executive Officers have a Conflict of Interest

According to Brazilian corporate law, a director or officer is prohibited from:

- performing any charitable act at our expense;
- borrowing money or property from us or using our property, services or credits for the director's or officer's own benefit, for the benefit of a company in which the director or officer has an interest or of a third party, without the prior approval of the shareholders or of our Board of Directors;
- by virtue of the director's or officer's position, receiving any type of direct or indirect personal advantage from third parties without authorization in our by-laws or from a shareholders' meeting;
- using, for the director's own benefit or for the benefit of third parties, commercial opportunities made known to him or her as a result of participation in our management;
- failing to exercise or protect our rights or, for the purposes of obtaining benefits for him or her or third parties, missing business opportunities for us; and
- purchasing, for resale, assets or rights known to be of interest to us or necessary for our activities.

The compensation of our directors is determined by our shareholders.

Allocation of Net Income and Distribution of Dividends

Amounts Available for Distribution

At each annual shareholders' meeting, our Board of Directors is required to recommend how to allocate our net income from the preceding fiscal year, if any. This allocation is subject to approval from our shareholders. The Brazilian corporate law defines net income for any fiscal year as the net income after income and social contribution taxes, net of any accumulated losses from prior fiscal years and any amounts allocated to employees' and management's participation in our net income in such fiscal year. Our by-laws allow our shareholders at a shareholders' meeting to allocate to our directors and officers part of our net income (after deduction of accumulated losses and provision for income and social contribution taxes), subject to the limit of the lower of 10% of our net income and the maximum annual management compensation approved by our shareholders.

Our by-laws provide that the mandatory dividend, representing an amount equal to at least 25% of our adjusted annual net income, which is our annual net income decreased by allocations to the legal reserves and provisions for contingencies, if any, and increased by the reversal of amounts related to the provisions for contingencies recorded in the prior year, if any, and the reserve for contingencies, if any, must be available for distribution as dividends or interest attributable to shareholders' equity in any given year. The calculations of net income and allocations to the reserves related to any given year, as well as the amounts available for distribution, are determined based on our financial statements prepared in accordance with corporate legislation.

Reserves

Financial statements of Brazilian companies usually have two main reserves accounts, income reserves and capital reserves.

Income Reserves

Income reserves include the legal reserves, unrealized income reserves, contingency reserves, by-law reserves and retained income reserves.

Legal Reserve

We are required to maintain a legal reserve to which we must allocate 5% of our net income for each year, until the aggregate amount in the reserve equals 20% of our capital stock. However, we are not required to allocate any amount to our legal reserve for any period in which our legal reserve, when added to our capital reserves, exceeds 30% of our capital stock. The legal reserve may be used to absorb losses or increase our capital stock. Shareholders at an annual meeting must approve the amount of net income allocated to the legal reserve, and once this allocation is approved, these amounts will not be available for the payment of dividends. As of September 30, 2007, we had no amounts allocated to our legal reserve.

Unrealized Income Reserve

Under Brazilian corporate law, if the mandatory dividend exceeds the "realized" portion of net income for the period, the excess may be allocated to unrealized income reserve, and the mandatory dividend may be limited to the "realized" portion of the net income. Brazilian corporate law defines "realized" net income as the portion of net income for the period that exceeds the sum of the following amounts: (1) positive equity results (if applicable); and (2) profit, earnings or income that will be received after the end of the subsequent period. Net income recorded under the unrealized income reserve, when realized, if it has not been absorbed by losses in subsequent years, must be added to the first dividend declared after realization. As of September 30, 2007, we had no amounts allocated to our unrealized income reserve.

Contingency Reserve

Under Brazilian corporate law, a percentage of our net income may be allocated to the contingency reserve for estimable losses that are considered probable in future periods. Any amount allocated to the contingency reserve must be reverted in the period in which an expected loss does not materialize, or must be written off in the event the anticipated loss actually occurs. As of September 30, 2007, we had no amounts allocated to our contingency reserve.

By-laws Reserves

Under Brazilian corporate law, our by-laws may create reserves to which we may allocate part of our net income, in which case our by-laws shall also indicate the purpose, criterion for calculation and maximum amount of these reserves. Allocation of funds to these reserves must not take place to the detriment of a mandatory dividend distribution. As of September 30, 2007, our by-laws did not provide for by-laws reserves.

Retained Earnings Reserve

Under Brazilian corporate law, the shareholders may decide to retain part of the net income for the period as provided for in a previously approved capital expenditure budget. Allocation of part of the net income to the retained earning reserve must not be made to the detriment of a mandatory dividend payment. As of September 30, 2007, we had no retained earnings reserve.

Our income reserves, except for the contingency reserve and unrealized income reserve, shall not exceed our capital stock. Once this limit is reached, shareholders at annual meeting will decide whether the surplus will be used for the payment of unpaid subscribed capital, a capital increase or payment of dividends.

Capital Reserves

Under Brazilian corporate law, the capital reserve consists of premium from the issuance of shares, special reserves for premium on incorporation, transfer of founders' shares, transfer of warrants, premium from the issuance of debentures, tax incentives, donations, and investment subsidies. Capital reserves may only be used, among other things, for: (1) absorption of loss exceeding retained earning reserve and income reserve; (2) redemption, reimbursement, or purchase of our shares; and (3) increase of our capital stock. Any portions allocated to our capital reserve are not taken into consideration for purposes of determining the mandatory dividend. As of September 30, 2007, we had no capital reserves.

Withdrawal Rights and Redemption

Withdrawal Rights

Any shareholder who dissents from certain actions taken by our shareholders at a shareholders' meeting has withdrawal rights. According to Brazilian corporate law, a shareholder's withdrawal rights may be exercised at book value in the following circumstances, among others:

- our spin-off (considering the qualification below);
- reduction of our mandatory dividends;
- change in our corporate purpose;
- our consolidation with or merger into another company;
- our participation in a centralized group of companies, as defined in Brazilian corporate law;
- change of our corporate form; and
- the acquisition by us of the control of any company if the acquisition price exceeds the limits established in Brazilian corporation.

However, under Brazilian corporate law, a spin-off will trigger withdrawal rights if:

- it changes our corporate purpose, except to the extent that the principal business purpose of the entity to which the spun-off assets and liabilities were transferred is consistent with our business purpose;
- it reduces our mandatory dividends; or
- it causes us to join a centralized group of companies, as defined in Brazilian corporate law.

In cases where we:

- merge into or consolidate with another company; or
- participate in a centralized group of companies, as defined in Brazilian corporate law;

our shareholders will not be given withdrawal rights if our shares: (1) are "liquid," which means that they are part of the BOVESPA Index or another stock exchange index, as defined by the CVM, and (2) are widely spread, such that our controlling shareholders and their affiliates jointly hold less than 50% of the type or class of shares that are being withdrawn.

The right to withdraw expires 30 days after publication of the minutes of the relevant shareholders' meeting. We are entitled to reconsider any action giving rise to withdrawal rights for ten days following the expiration of this period if we believe the redemption of shares of dissenting shareholders would put our financial stability at risk.

If shareholders exercise withdrawal rights, they are entitled to receive the book value for their shares, based on our most recent balance sheet approved by our shareholders. However, if the resolution giving rise to the withdrawal rights is made more than 60 days after the date of our most recent balance sheet, our shareholders may request that their shares be valued in accordance with a new balance sheet dated no more than 60 days before the resolution date. In such case, we are obliged to pay 80% of the book value of the shares according to our most recent balance sheet approved by our shareholders, and the balance must be paid within 120 days after the date of the resolution at the shareholders' meeting.

Redemption

According to Brazilian corporate law, we may redeem our shares if approved at a special shareholders' meeting at which shareholders representing at least 50% of the shares that would be affected are present.

Registration of our Common Shares

Our common shares are held in book-entry form with Banco Bradesco S.A. The transfer of our common shares is carried out by means of an entry by the bookkeeper in its system for debiting the account of the seller and crediting the account of the buyer, subject to a written order from the transferor or a judicial order of authorization.

Preemptive Rights

Except as otherwise described below, each of our shareholders has a general preemptive right to subscribe, pro rata, for any new shares, convertible debentures and warrants. This conversion of debentures and warrants into shares, the granting of options to purchase shares and the issuance of shares as a result of their exercise are not subject to preemptive rights.

A period of at least 30 days following the publication of notice of the issuance of shares, convertible debentures and warrants is allowed for the exercise of the preemptive right, and such preemptive right may be transferred or disposed of for value. Under article 172 of Brazilian corporate law and our by-laws, our Board of Directors may reduce or exclude preemptive rights or reduce the exercise period with respect to the issuance of new shares, debentures convertible into our shares and warrants in connection with the acquisition of control, as defined under the corporation law.

Restrictions on Certain Transactions by Our Controlling Shareholders, Members of Our Board of Directors, Executive Board and Fiscal Council

Our controlling shareholders, members of our Board of Directors, Executive Board and Fiscal Council are considered insiders, and must abstain from trading our securities, including derivatives based on our securities, prior to the disclosure of such material information to the market. This restriction will also apply to the following cases:

- in the case of a merger, consolidation, total or partial spin-off, or a corporate restructuring;
- during the 15-day period preceding the disclosure of the quarterly and annual financial statements required by the CVM; or
- in relation to the controlling shareholders and members of the Board of Directors and Executive Board, whenever we, or any of our controlling companies, affiliates or companies under common control, are in the process of purchasing or selling our own shares.

Mechanism to Prevent Shareholder Concentration

Pursuant to our by-laws, any shareholder or group of shareholders that intends to acquire or become the holder (1) of direct or indirect equity participation equal to or greater than 20% of the total outstanding shares, or (2) of other rights, including usufruct and trust, over shares that represent more than 20% of our capital stock, must obtain prior authorization of the CVM on the terms established in regulations issued by the CVM.

In addition, our by-laws contain provisions that have the purpose of preventing concentration of shares in the hands of a small group of investors to promote a more widespread distribution of shares. In this sense, our by-laws establish that no shareholder or group of shareholders may exercise voting rights in excess of 7.5% of our capital stock. Furthermore, any shareholder or group of shareholders that obtains the authorization provided for above and acquires or becomes the holder of shares that we issue in excess of 20% of our capital stock must conduct or request registration of a tender offer to acquire all outstanding shares within no more than 15 days from the CVM's authorization, with due regard for certain exceptions and the provisions in applicable CVM regulations, the regulations of the *Novo Mercado*, other BOVESPA regulations and our by-laws.

The tender offer must comply with the following principles and procedures expressly provided for in CVM Instruction No. 361 including: (1) addressed impartially to all of our shareholders; (2) conducted in an auction to be held on a stock exchange; (3) conducted in a manner that can assure equitable treatment for the addressees, providing them with the necessary information to make a sound and independent decision concerning acceptance of the tender offer; (4) irrevocable after publication of the tender offer notice, on the terms of CVM Instruction No. 361; and (5) launched at the price determined based on the provisions of the paragraph below and paid spot cash in Brazilian legal currency for acquisition of shares issued by us.

The conducting of the tender offer mentioned above does not exclude the possibility of conducting a competing public offering on the terms of applicable regulations.

Excluded from these obligations are parties that become holders of shares that we issue in a quantity greater than 20% of the total shares, as a result of legal succession or any form of involuntary acquisition of the shares, provided that the shareholder sells the excess shares within 60 days of the relevant event.

In compliance with the newly-enacted CVM Instruction No. 461, of October 23, 2007, our by-laws will have to be amended to reduce the abovementioned 20% threshold to 15%.

Arbitration

We, our shareholders, directors, officers and members of our Fiscal Council, are obliged to resolve and settle by arbitration to be conducted by BOVESPA's market arbitration chamber, in accordance with the arbitration rules of said chamber, any controversies or disputes that may arise between us relating to or derived from the application, validity, enforceability, interpretation or breach (and its effects) of the *Novo Mercado* membership agreement, the listing rules and regulations of BOVESPA, the arbitration rules of the market arbitration chamber of BOVESPA, our by-laws, the provisions of Brazilian corporate law, the guidelines issued by the CMN, the Central Bank or the CVM, and any other rules of general applicability to the capital markets in general.

In order to resolve and settle conflicts derived from our market activities or from securities and contracts traded in our market, we, the shareholders with access rights to our markets and systems and the other direct and indirect participants of our trading, registration, clearing and settlement systems, as well as our clients, are obliged to use the BM&F arbitration panel and to observe the terms required under law No. 9,307/96 and our rules.

However, the following decisions are not subject to arbitration: (1) confirmation of transactions carried out on our trading floor and on our trading systems; and (2) the application of safety systems in our trading, registration, clearing and settlement systems.

Going Private Transactions

Pursuant to our by-laws, we may become a privately-held company only if we, our controlling shareholders or our group of controlling shareholders launch a public tender offer for all outstanding shares, taking into account the following requirements:

- that our shareholders approve the going private process;
- that we, our controlling shareholder or the group of controlling shareholders launch a tender offer for all outstanding shares taking into account all applicable rules; and
- in case our control is dispersed, as per the *Novo Mercado* regulations, or in case it is not possible to determine the controlling shareholder or the group of controlling shareholders, and whether our shareholders meeting approves the going private process, we are obliged to launch a public tender offer for all the shares of those shareholders that approved the going private process. Such a tender offer, however, must be preceded by the acquisition of all of the shares of those who did not vote for the going private process and that have accepted the tender offer.

In any situation "going private", the minimum tender offer price for the shares must be equal to the economic value of such shares to be determined in an appraisal report, except if our by-laws or current legislation or regulations set forth a higher price.

The appraisal report must be prepared by a specialized and independent company of qualified experts, which is selected at the annual shareholders' meeting by a majority vote of the shareholders present at the meeting from among the three companies suggested by the Board of Directors. The quorum for such a shareholders' meeting is composed of the representatives of at least 20% of the outstanding shares on the first call and the representatives of any number of shares on the second call. All expenses and costs incurred in connection with the preparation of the appraisal report must be paid for by the offering party.

According to Brazilian corporate law, cancellation of the registration of a publicly-held company will be effected only if we or our direct or indirect controlling shareholders make a public tender offer for the total outstanding shares in the market, at a fair value, for a price at least equal to our valuation, determined based on the following criteria, separately or jointly adopted: (1) shareholders' equity book value; (2) shareholders' equity at market price; (3) discounted cash flow; (4) multiple comparisons; (5) market price of our shares; or (6) any other criteria accepted by the CVM. Shareholders holding at least 10% of our outstanding shares may require our management to review the price offered for the shares, and in this event, our management must call a special shareholders' meeting to determine whether to perform another valuation using the same or a different valuation method. Such request must be made within 15 days following the disclosure of the price to be paid for the shares in the public tender offer, and must be duly justified. Shareholders who make such request, as well as those who vote in its favor, must reimburse us for any costs involved in preparing the new valuation if the valuation price is lower than or equal to the original valuation price. If the new valuation price is higher than the original valuation price, the public tender offer must be made at the new valuation price.

Delisting from the Novo Mercado Segment of BOVESPA

We may, at any time, delist our shares from the *Novo Mercado*, provided that the delisting is approved by shareholders representing the majority of our capital stock at an annual shareholders' meeting and that we provide written notice to the BOVESPA at least 30 days in advance.

As per our by-laws, if we decide to delist from the *Novo Mercado* to make our shares available to be traded outside the *Novo Mercado*, or if by virtue of a corporate restructuring the resulting entity is not listed on the *Novo Mercado*, our controlling shareholders must conduct a public tender offer for the acquisition of our outstanding shares within the legal timeframe.

Also as per our by-laws, in case our control is dispersed, as defined in the *Novo Mercado* regulations, or in case it is not possible to determine the controlling shareholder or the group of controlling shareholders, and whether our shareholders' meeting approves the going private process either for the registration of shares outside of the *Novo Mercado* or as the result of a corporate restructuring referred to in our by-laws, the shareholders that voted for the

delisting should launch a public tender offer for all the shares of those shareholders that did not approve the delisting.

In any case, the minimum tender offer price for the shares must be equal to the economic value of such shares to be determined in the appraisal report, except in case our by-laws or current legislation or regulations provides for a superior price.

The appraisal report referred to above should be prepared by a specialized and independent company of qualified experts, to be selected at the annual shareholders' meeting by the majority vote of the shareholders present at the meeting, from among the three companies suggested by the Board of Directors. The quorum for such a shareholders' meeting is composed of the representatives of at least 20% of the outstanding shares on the first call and the representatives of any number of shares on the second call. All expenses and costs incurred in connection with the preparation of the appraisal report must be paid for by the offering party.

If our control is dispersed, or if it is not possible to determine the controlling shareholder or the group of controlling shareholders, whether our delisting is consequent to the infringement of any of listing rule of the *Novo Mercado*, the following procedures apply: (1) if infringement derives from a shareholders' meeting vote, the public tender offer will be launched by those shareholders who voted for the issue that caused the infringement; (2) if infringement derives from a management decision, then we will launch a going private public tender offer for all of our shareholders. However, if our shareholders vote against the going private transaction, then the public tender offer will be launched only by those who voted against the going private transaction.

The delisting from the *Novo Mercado* does not imply any restriction from trading our shares at BOVESPA.

Up to 12 months after our delisting from the *Novo Mercado*, any change in our control will require the selling party and the buyer to jointly offer a tag-along offer to all of the outstanding shares at the same price and conditions offered to the controlling shareholder shares.

Once excluded from the *Novo Mercado*, we will not be able to be listed again for a period of two years as of the delisting date, except in case of a change in our control after the delisting date.

Change of Control

Pursuant to the *Novo Mercado* regulations and our by-laws, in the event of sale of control, in one or more transactions, the purchaser of control must launch a public tender offer for all other non-controlling shares at the same terms and conditions paid to the selling controlling shareholders.

A public tender offer must also be launched:

- if there is a significant assignment of rights to purchase our shares and other instruments or rights related to securities convertible into our shares, which result in the change of control;
- if there is a change of control of the legal entity that controls us. The selling shareholder is obliged, in this case, to disclose to BOVESPA our proportional respective valuation, providing proof of that value.

In case of change of control, the buyer must launch a public tender offer referred to under " — Protection against concentration of share ownership", and the acquisition price will be the higher price of these two public tender offers.

We will not register any share transfer in our books before the new controlling shareholder has adhered to the *Novo Mercado* regulations by executing a compliance commitment agreement. We will also not register any shareholders' agreement providing for the exercise of controlling power before the signatory parties to that agreement have adhered to the *Novo Mercado* regulations by executing a compliance commitment agreement.

Within six months after change of control, the new controlling shareholder will take all the necessary steps in order to recompose the minimum free float required under the *Novo Mercado* regulations.

Current shareholders or the group of current shareholders that acquire our control in the future are also obliged to: (1) launch a public tender offer referred hereinabove; and (2) reimburse any shareholder from whom the new controlling shareholder have acquired shares during the last six months for the difference between the price paid to the current controlling shareholders' shares and the market price paid to acquire the outstanding shares during this period.

Public Tender Offers

Our by-laws provide that if one or more of the above described situations are met simultaneously, the acquisition of our shares may be conducted through one single public tender offer provided that the procedures are compatible, there is no damage to the addressees and the CVM's approval, if required by law, is obtained.

In addition, under our by-laws, we or the shareholders conducting the public tender offer may conduct the offer through any shareholder, third party and, as the case may be, ourselves. We or the controlling shareholder, as the case may be, are responsible for conducting the public tender offer until it is concluded, in accordance with the applicable rules.

Suspension of Rights of Acquiring Shareholder for Violation of Our By-laws

In the event an acquiring shareholder violates the provisions of our by-laws regarding the need to conduct a public tender offer if the acquiring shareholder becomes the holder of shares representing 20% or more of our capital stock, the rights of such acquiring shareholder will be suspended by deliberation at our shareholders' meeting and the acquiring shareholder will not be entitled to vote at such meeting.

Purchases of Our Common Shares by Us

Our by-laws entitle our Board of Directors to approve the acquisition of our common shares. The decision to acquire our shares or maintain the acquired shares in treasury or to cancel them may not, among other things:

- result in the reduction of our capital stock;
- require the use of funds above the balance of net income or the reserves recorded at the most recent financial statements;
- create, directly or indirectly, any artificial demand, supply or share price condition or use any unfair practice as a result of any action or omission;
- be used for the acquisition of shares held by our controlling shareholders; or
- take place simultaneously with any public tender offer for our shares.

We cannot keep in treasury more than 10% of our common shares, including the shares held by our subsidiaries and affiliates.

Any acquisition by us of our shares must be made on a stock exchange. Acquisition by us of our shares cannot be made in a private transaction unless prior approval is received from the CVM. We may also purchase our shares for the purpose of going private. Moreover, we may acquire or issue put or call options related to our shares.

Disclosure of Information and Reporting Requirements

Once we become a publicly traded company, we will have to comply with the disclosure requirements set forth in Brazilian corporate law and the regulations of the CVM. Moreover, due to our listing on the *Novo Mercado* segment of BOVESPA, we must also meet the disclosure requirements of the *Novo Mercado* regulations.

Disclosure of Periodic and Other Information

According to Law No. 6,385, a public company must submit to the CVM and BOVESPA certain periodic information, including annual and quarterly reports prepared by the management and audited or reviewed by independent auditors. This legislation also requires us to file with the CVM our shareholders' agreements, notices of shareholders' meetings and copies of the related minutes.

In addition to the disclosure requirements under Brazilian corporate law and the CVM regulations, we must also observe the following disclosure requirements:

- no later than six months following the listing of our common shares on the *Novo Mercado* segment, we must disclose our consolidated financial statements at the end of each quarter (except for the last one of each year) and at the end of each fiscal year, including a statement of cash flows, which must indicate, at least, the changes in cash and cash equivalents, separated into operating, financing and investing cash flows;
- after the disclosure of our financial statements for the second year after the approval for the listing of our common shares on the *Novo Mercado* segment of BOVESPA, we must, no later than four months after the end of the year: (1) disclose our financial statements and consolidated financial statements in accordance with U.S. GAAP or IFRS, in *reais* or U.S. dollars, which must be fully disclosed, in English, together with a management report, explanatory notes that must include the net income and shareholders' equity calculated at the end of such fiscal year, prepared in accordance with Brazilian GAAP, as well as the proposal for distribution or other use of net income, and the independent auditors' report; or (2) disclose, in English, the complete financial statements, management report and explanatory notes, prepared in accordance with Brazilian GAAP, and an additional explanatory note regarding the reconciliation of the net income and shareholders' equity calculated in accordance with Brazilian GAAP and U.S. GAAP or IFRS, including the main differences between these accounting principles, as well as the independent auditors' report; and
- within no more than 15 days following the term established by Brazilian corporate law for disclosure of our quarterly information, we must also: (1) disclose our quarterly information translated into English; (2) disclose our quarterly information in accordance with U.S. GAAP or IFRS, and the independent auditors' report; or (3) present a reconciliation of our net income and shareholders' equity in accordance with Brazilian GAAP to U.S. GAAP or IFRS in English, together with an explanatory note of the main differences and the independent auditors' report.

Quarterly Information

In addition to the information required pursuant to applicable legislation, we must disclose the following information:

- consolidated balance sheet and income statement, as well as management report, if we are obligated to disclose consolidated financial statements at the end of the fiscal year;
- any direct or indirect ownership interest exceeding 5% of our capital stock, including ownership by the ultimate individual owners;
- the number and characteristics of securities held directly or indirectly by its controlling shareholder(s), members of the Board of Directors, Executive Board and Fiscal Council;
- changes in the number of securities held by our controlling shareholder(s), members of the Board Of Directors, Executive Board and Fiscal Council, within the immediately preceding 12 months;
- statement of cash flows, which should be included in the explanatory notes;
- the number of common shares constituting our free float and their respective percentage in relation to the total number of shares issued; and
- information as to the adoption of the arbitration clause.

Information related to the number and characteristics of our shares held directly or indirectly by our controlling shareholder(s), members of our Board of Directors, Executive Board or Fiscal Council; changes in the number of shares held by these persons within the immediately preceding 12 months; and the number of outstanding shares and the percentage related to the total shares issued must also be included in our *Informações Anuais* (annual disclosure), or IAN.

Disclosure of Trading by our Controlling Shareholders, Directors, Officers or Members of the Fiscal Council

Our controlling shareholder(s), directors, officers and members of the Fiscal Council and of any of our technical or advisory bodies are required to report to us, so that we can report to the CVM and BOVESPA, the number and type of our securities, those of our subsidiaries and controlling shareholders, including derivatives, that they hold or persons closely related to them hold, as well as any changes in their respective holdings within the preceding 12 months. The information on the trading of such securities (like number, price and purchase date) must be reported to CVM and BOVESPA within ten days of the end of the month in which these transactions occurred.

Pursuant to CVM Instruction No. 358, when the equity participation of our controlling shareholders and/or any person or group of persons acting on the same interest of our controlling shareholders has an increase of at least 5%, these shareholders or group of shareholders must report to us, BOVESPA and the CVM the following information:

- the name and qualifications of the person providing the information;
- the amount, price, type and/or class of the shares traded, or characteristics in the case of other kinds of securities traded;
- the form of acquisition (private placement, purchase through a stock exchange, among others);
- the reasons and purposes for the transaction;
- any agreement for the exercise of voting rights or purchase or sale of our shares; and
- the average price of the relevant type and class of shares on the last 90 trading sessions at BOVESPA.

Disclosure of Material Facts

Pursuant to CVM Instruction No. 358, we must report to the CVM and BOVESPA any material fact related to our business. We must also publish a notice about such fact. A fact is considered material when it is able to affect the price of our securities, investors' decisions to acquire or sell our securities or investors' decisions to exercise any rights as the securities' holders. Under special circumstances, we may send to the CVM a confidential treatment request related to a material fact.

On September 19, 2007, our shareholders' meeting approved our material fact disclosure policy.

Trading on Stock Exchanges

Our common shares will be traded on the BOVESPA. Trading on the BOVESPA is carried out by member brokerage firms. The CVM and the BOVESPA have discretionary authority to suspend trading of the common shares of certain companies under certain circumstances.

The trading of shares listed on the BOVESPA, including the *Novo Mercado* and the Levels 1 and 2 categories of differentiated corporate governance practices, may, under some circumstances, be affected by the transactions carried out in the non-organized OTC market.

Settlement of transactions carried out on the BOVESPA occurs three business days after the trade date. Delivery of and payment for shares is made through the facilities of an independent clearinghouse. The clearinghouse for the BOVESPA is the CBLC. The CBLC is the central counterparty that guarantees the transactions executed on the BOVESPA, carrying out multilateral offsetting for financial obligations and securities transfers. The CBLC regulations require that cash settlements be carried out through the *Sistema de Tranferência de Reservas* (the reserve

transfer system) or STR, of the Central Bank. Securities transfers are carried out through CBLC's custodial system. All deliveries and payments are final and irrevocable.

Novo Mercado Requirements

To become a company listed on the *Novo Mercado*, we agreed, among other things, to:

- issue only shares with voting rights;
- ensure that shares representing at least 25% of our total capital are effectively available for trading;
- adopt offering procedures that favor widespread ownership of shares whenever making a public offering;
- comply with minimum quarterly disclosure standards and improvements in quarterly financial statements, such as quarterly consolidated financial statements, including cash flows, and limited audit review;
- make our annual financial statements available according to U.S. GAAP or generally accepted accounting principles under the IFRS, beginning on the second fiscal year after our shares have been admitted for listing on the *Novo Mercado*;
- monthly, disclose transactions made by controlling shareholders, directors and executive officers involving securities issued by us, including derivatives;
- disclose any existing shareholders' agreements and stock option plans;
- make a schedule of corporate events available to the shareholders;
- disclose and periodically update a listing of any related party transactions;
- ensure that the same conditions provided to controlling shareholders in the transfer of our company's control are extended to all shareholders (i.e. tag-along rights at the same price as the one paid for the controlling stake);
- have a Board of Directors comprised of at least five members, 20% of which must be independent;
- establish a two-year term of office for all members of the Board of Directors;
- if we ever decide to delist from *Novo Mercado*, conduct a public tender offer based on economic valuation criteria; and
- submit to arbitration by the *Câmara de Arbitragem do Mercado* all controversies and disputes involving us, members of our Board of Directors, Executive Board, Fiscal Council or controlling shareholders relating to the application, validity, efficacy, interpretation, violation or effect of the *Novo Mercado* listing agreement and regulations, our by-laws, Brazilian corporate law or the rules of the CMN, the Central Bank, the CVM or the *Câmara de Arbitragem do Mercado* or other rules within the jurisdiction of the *Câmara de Arbitragem do Mercado*.

Shareholders' Agreement

The Selling Shareholders entered into an agreement through which they undertook: (1) to sell to General Atlantic 10.0% of the common shares held by each Selling Shareholder (and consequently to adhere to the agreement we had entered into with General Atlantic relating to such sales); (2) to participate in this offering and sell at least 25.0% of the common shares held by each Selling Shareholder; and (3) not to sell, offer to sell, transfer, pledge or lend any of our common shares for six months from the date our common shares begin trading on the BOVESPA, except in certain circumstances. The shareholders who opted not to participate in this offering but who still agreed to sell 10% of their shares to General Atlantic, will not be able to sell, offer to sell, transfer, pledge or lend any of our common shares for two years from the date our common shares begin trading on the BOVESPA, except in certain circumstances. Shareholders representing less than 0.5% of our capital stock determined not to sign this agreement and will not sell any shares to General Atlantic, will not participate in this offering and will not enter into any of the aforementioned lock-up agreements.

Recent Events

General Atlantic

On September 20, 2007, we entered into a purchase agreement with General Atlantic pursuant to which General Atlantic agreed to purchase from our then current shareholders an interest in our shares representing approximately 10% of our capital stock at a purchase price of up to R$1.0 billion. Of this purchase price, R$900 million was paid on the closing (November 19, 2007), and payment of the balance of R$100 million was contingent on our initial public offering having been completed by December 31, 2007 and on our aggregate market capitalization, on the first five trading days following our initial public offering, equaling a minimum of R$12 billion. Fulfillment of these conditions would result in a final purchase price of R$11.088 per common share.

General Atlantic is a global private equity firm that makes strategic investments in companies representing growth and consolidation opportunities. General Atlantic has a long and successful investment track record in the financial services industry. Selected General Atlantic financial services investments include National Stock Exchange of India Ltd., the NYSE Euronext, NYMEX Holdings, Inc., Saxo Bank A/S, Computershare Limited, RiskMetrics Group Inc., Net 1 UEPS Technologies, Inc. and E*TRADE Group, Inc.

Under the agreement, General Atlantic has agreed to a lock-up whereby it will not sell or otherwise transfer the shares it purchases from our shareholders for a period of two years from the closing date of the transaction, subject to certain exceptions. Additionally, General Atlantic agreed not to knowingly transfer its shares in a secondary public offering without the prior consent of our Board of Directors if General Atlantic has actual knowledge that such sale would result in an investor acquiring more than 2.5% of our total outstanding common stock.

In addition, pursuant to the agreement, we have agreed to use our best efforts to include one individual selected by General Atlantic on the slate of directors for election to our Board of Directors and to recommend to our shareholders that the individual be elected. This covenant expires upon the later of: (1) the two-year anniversary of the closing date of the sale; or (2) the date on which General Atlantic no longer owns at least 50% of the shares it purchases pursuant to the agreement. For so long as General Atlantic has a representative on our Board of Directors, General Atlantic has agreed that its investment in our shares will be its exclusive investment in a Latin American exchange. General Atlantic will also be entitled to participate in our strategic committees, namely, the Advisory Committee for Financial Assets and the Committee for Information Technology Governance.

Moreover, under the agreement General Atlantic will be entitled to acquire shares at our initial public offering, under the same price and conditions applicable to other investors.

We have also agreed to indemnify General Atlantic for losses General Atlantic may potentially incur in the event of misrepresentations or noncompliance with representations and warranties given under the agreement.

General Atlantic acquired shares issued by us through General Atlantic FIP, a private equity fund. As the holder of all Class A units of General Atlantic FIP, General Atlantic is ensured preferred voting rights in the fund. Under our agreement, upon closing of the share purchase, no unit holder in General Atlantic FIP, including General Atlantic and investors in the GA Private Equity Group, will hold a direct or indirect interest in our shares, which looking through to the ultimate beneficial owner is in excess of five percent of our capital stock.

CME Group

On October 23, 2007, we entered into a non-binding letter of intent with the CME Group concerning the completion of definitive agreements for cross-investment and order-routing arrangements. Pursuant to the letter of intent, we and the CME Group will jointly explore business opportunities, including: (1) connecting the CME Group's and our electronic trading distribution networks for the order-routing of transactions with products traded on the CME and our exchange; (2) provisioning management services for offshore non-*real* denominated collateral by the CME Group, on an exclusive basis; (3) our admission as a "super clearing" member of the CME, in order to facilitate the access of our market's participants to CME's products; (4) the creation of joint working groups to explore opportunities to develop and market new products for the Brazilian and Latin American markets; and (5) the reciprocal prohibition to trade contracts currently traded on each of the CME Group's and our markets.

In addition, we and the CME Group are negotiating the purchase of common shares to be issued by us representing approximately 10% of our total capital stock in exchange for shares representing approximately 2% of CME's capital stock, in the amount of approximately R$1.3 billion based on the average trading price of CME's shares on the New York Stock Exchange in the five days preceding the execution of the letter of intent. Pursuant to the letter of intent, the CME Group will be subject to a four-year lockup during which it will not be able to sell our common shares. During the lock-up period, we in turn will limit future acquisitions of interest in stock or derivatives exchanges to acquisitions in the South and Central Americas, Mexico and China. This letter of intent is non-binding and no assurance can be given that the transaction will be consummated or that it will be consummated in the form described above. For additional information, see "Business — Strategic Alliances."

The transaction is contingent upon certain conditions precedent and the letter of intent will terminate if the definitive binding agreements and the intended investments are not completed by March 31, 2008

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

14.02 – ADVISABLE, VOLUNTARY INFORMATION

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

Introduction

Since we began implementing our policy on social and environmental responsibility twenty years ago, we chose to concentrate our efforts on putting into place objective and coordinated efforts that focused on (1) the urban revitalization of downtown São Paulo; (2) sports projects, which allow for social inclusion of underprivileged young persons, and to prepare and form better athletes and citizens; and (3) job training projects that focus on furthering individual value and improving occupational and professional capacities.

Within the scope of our social and environmental responsibility projects, we consistently develop special urban revitalization projects in partnership with "Associação Viva o Centro", perform activities and implement sports projects through the *Clube de Atletismo BM&F*, or BM&F Athletics Club, and perform activities and implement educational and job training projects through the *Instituto Educacional BM&F*, or BM&F Institute of Education and the *Associação Profissionalizante BM&F, or* APBM&F Job Training Association. In addition, we support and consistently contribute to charitable organizations and beneficent institutions engaging in cancer and Aids research, prevention and treatment, as well as entities engaging in child and young people care.

In the year ended December 31, 2006, the expenses related to our social actions amounted to R$7,016,403.00, an increase by 19.36% when compared to 2005. In 2007, we have budgeted total expenses amounting to R$7,013,000.00, and as of September 30, had already registered expenses of R$5,630,224.30.

The activities carried out by the *Instituto Educacional BM&F*, or BM&F Institute of Education, by the *Associação Profissionalizante BM&F, or* APBM&F Job Training Association, and by the *Clube de Atletismo BM&F*, or BM&F Athletics Club, were not transferred to us within the context of our demutualization, having been retained by *Bolsa de Mercadorias & Futuros-BM&F*, or BM&F Association, a not-for-profit organization supported by us, through which we will carry out our social responsibility actions. All revenues and expenses related to the BM&F Institute of Education, the APBM&F Job Training Association and the BM&F Athletics Club were excluded from our unaudited pro forma consolidated financial information. We have endowed the BM&F Association with R$29.0 million of our cash in order to fund its ongoing activities. Our unaudited pro forma consolidated financial information reflects the impact of such endowment.

Instituto Educacional, Esportivo e Assistencial BM&F, or BM&F Association

The assets and liabilities retained by the BM&F Association after the corporate restructuring process implemented within the scope of our demutualization comprise those of he *Instituto Educacional BM&F*, or BM&F Institute of Education, the *Associação Profissionalizante BM&F,* or APBM&F Job Training Association, and the *Clube de Atletismo BM&F*, or BM&F Athletics Club, which account for a total net equity of R$1,282,549.00. On September 20, 2007, the date of the corporate restructuring process and spin off transaction implemented for our demutualization, *Bolsa de Mercadorias & Futuros-BM&F* had its corporate name changed to Instituto Educacional, Esportivo e Assistencial BM&F, or BM&F Association. The former members of *Bolsa de Mercadorias & Futuros-BM&F* hold membership shares in this association. As of the date of this offering memorandum, BM&F held one golden share in the BM&F Association, which permits us to veto amendments to its Bylaws and to appoint the chief executive officer. We are also a sponsor of the BM&F Association.

BM&F Institute of Education

The BM&F Institute of Education is in charge of all our actions of an educational nature, offering job training, programs on derivatives markets, and other courses for professionals that work in the financial market, employees of market participants, the regulatory agencies and entities and persons with an interest in our markets. We offer regular programs and courses, 25 of them for attendance programs and 18 distance learning programs, in addition to regularly organizing lectures, seminars and visitations to our premises. We have been accredited by the Ministry of Education to offer specialization and continued learning programs in financial and capital markets, derivatives and risk analysis. We also offer two MBA programs, in Pricing and risk, under an agreement with the University of São Paulo and another on Derivatives. The Institute faculty comprises 144 teachers and professors, 34 of whom holders of masters' degrees and 28 holders of postgraduate degrees, its library encompasses over 4,500 titles of specialized books on finance, derivatives and risk analysis. Since 2000, 23,050 students have completed one of the programs offered by the BM&F Institute of Education, 13,800 enrolled in attendance programs and 9,250 in distance learning programs, or an yearly average of 2,881 students.

In 1995, with the aim of encouraging academic production on theoretical and practical subjects of interest for the derivatives market, the Institute created the BM&F Derivatives Award (*Prêmio BM&F de Derivativos*) granted yearly to the best postgraduate or masters' dissertation in the categories financial derivatives and commodities derivatives, which we publish and distribute to the principal libraries of the country.

Social Responsibility

We also engage in social responsibility actions oriented to providing job training and working skills through the APBM&F Job Training Association, and to promoting social inclusion through sports activities supported by the BM&F Athletics Club, and to promoting cultural activities through the BM&F Cultural Space, in addition to contributing funds and equipment to beneficent entities.

Our principal social projects comprise:

APBM&F Job Training Association

APBM&F Job Training Association is committed to promoting social inclusion through community advancement projects and actions, in particular for advancement of young underprivileged persons. Created in 1996, the APBM&F Job Training Association benefited over 3,000 underprivileged teenagers with job training programs.

These programs include the regularly repeated modules:

Employability Program. This program seeks to prepare teenagers for the labor market by providing basic knowledge on labor legislation, commercial and banking documentation and customer handling. In 2006,132 participants enrolled in and completed our employability program. As of September 30, 2007, we had 88 teenagers attending this program.

Faz Tudo. This is a module on construction and building maintenance, at which students are taught basic constructions skills, including in electric wiring and hydraulic system installations, tile setting, floor layering, painting and coating, and carpentry. The "Faz Tudo" module, or "Jack of All Trades" module, taught 88 students in 2006. As of September 30, 2007, we had 88 students enrolled in this module.

Faz Tudo na Vila Olímpica da Mangueira - Rio de Janeiro. Since 2000 we have established in Rio de Janeiro a module named "Faz Tudo na Vila Olímpica da Mangueira - Rio de Janeiro", which is similar to our São Paulo "Jack of All Trades" module. In 2006 198 new students enrolled at our four classes on electric wiring and hydraulic system installations and on cabinet-making, under assistance provided by 16 monitors (former students). As of September 30, 2007, we had 218 teenager students enrolled in this module.

EspaçoBeleza. Our "Beauty Space" module, which offers courses on beauty care, make-up, hair styling and other similar skills, provided training to two classes comprising over 30 teenager students in 2006.

Additionally, the APBM&F Job Training Association carries out actions to promote the exercise of citizenship, as well as job integration and income generation projects, under coordination of volunteers. These projects cover a variety of classes designed to meet community needs, including school recovery, professional attitude, uses and practices in the labor market, personal marketing skills, sex education, and basic knowledge of the English and Spanish languages, and computer handling.

The APBM&F Job Training Association also offers other services to young people seeking jobs, including (i) job placement services offered at no cost to current and former students; and (ii) distributions of benefits, which in 20-06 included 1,012 basic staples, 990 sets of uniforms, 250 school kits, 250 school bags, 20 eyeglasses, 78,500 transportation vouchers and 99,503 meal vouchers, in addition to 1,308 partial scholarships.

BM&F Athletics Club

Created in 2002, the BM&F Athletics Club seeks to promote social inclusion through sports, and to cultivate values as discipline, persistence, technical support, creativity, personal and collective dedication and endurance, and the value of a challenge. The BM&F Athletics Club currently comprises 95 athletes, 12 coaches, three technical assistants, two physicians, one nutritionist and six physiotherapists, modern training equipment, including electronic equipment, all oriented to preparing athletes to participate in athletic contests and collective sports competitions, including the Pan-American Games and the Osaka IAAF World Championships in Athletics.

Athletes, sportsmen and players are thoroughly prepared and undergo intensive training, participate in sports clinics and improvement programs in Brazil and abroad, under guidance of highly respected coaches. In 2006, the BM&F Athletics Club participated in 84 contests and championships, 51 of them locally and 33 abroad, having collected 363 gold medals, 228 silver medals and 112 bronze medals.

In 2007, 44 of our athletes participated in the Pan-American Games in Rio de Janeiro, having achieved seven gold medals, four silver medals and three bronze medals.

BM&F Cultural Space

Created in 2002, the BM&F Cultural Space is located at the grand reception hall at our main building, and constitutes a cultural space were we carry out art and historical exhibits.

Contributions and Donations

We maintain a program that involves consistently contributing and donating to charitable organizations and beneficent institutions engaging in cancer and Aids research, prevention and treatment, as well as entities engaging in child and teenager care. In 2006 we contributed to 30 such entities, covering a universe of over 48,000 individuals, and in the nine-month period ended September 30, 2007, we contributed to 30 such entities, covering a universe of over 438,000 individuals.

A list of charitable organizations and beneficent institutions to which we may potentially contribute each year is put together by our social service department after evaluation of their work and breadth of action, and submitted to the board of directors and advisory committee, which decide those to which we will actually contribute.

In addition to our monthly contributions, we make direct donations to previously selected charities appointed by the advisory committee. In 2006, we contributed or donated to the following organizations and institutions: Associação Beneficente Guilhermina Maria de Jesus, Associação Brasileira para o Adolescente e a Criança Especial, Associação de Amigos do Menor pelo Esporte Maior, Arrastão -Movimento de Promoção Humana, Associação Amigos do Bairro do Sahy, Associação Criança Brasil, Associação Cristã Feminina de São Paulo, Casa da Paz, Casa de David, Casa Taiguara - Moradia Associação Civil, Centro de Estudos e Pesquisas em Educação Cultura e Ação Comunitária, Centro Assistencial Cruz de Malta, Centro de Apoio à Criança Carente com Câncer, Centro Espírita Nosso Lar - Casas André Luiz, Centro Israelita de Apoio Multidisciplinar, Centro Social Paroquial São Geraldo das Perdizes, Federação das Apaes do Estado do Rio Grande do Sul, Fundação Dorina Nowill para Cegos, Grupo de Apoio ao Adolescente e à Criança com Câncer (Graacc), Instituto Mário Vello Silvares, Lar de

Assistência à Criança Joel Ávila, Legião de Assistência para Reabilitação de Excepcionais, Reino da Garotada de Poá, Santa Casa de Misericórdia de Barretos, Serviço Social Perseverança, Sociedade Espírita Allan Kardec, Sociedade Beneficente Israelita Brasileira - Hospital Albert Einstein e Sociedade Beneficente Rosália de Castro. In the nine-month period ended September 30, 2007, we contributed or donated to the following organizations and institutions: A Mão Branca, Fundação Dorina Nowill para Cegos, Sociedade Espírita Allan Kardec, Associação Alírio Pfiffer, Centro Espírita Nosso Lar - Casas André Luiz, Casa de David, Associação Brasileira para o Adolescente e a Criança Especial, Arrastão -Movimento de Promoção Humana, Centro Assistencial Cruz de Malta, Centro de Estudos e Pesquisas em Educação Cultura e Ação Comunitária.

Moreover, we periodically participate in and donate to campaigns, such as the "Winter Campaign" and the "Food for Christmas" campaigns, along with our consultants, traders and runners. In 2006, donations to the Winter Campaign" amassed 69 kilograms of warm clothing and 126 blankets, which benefited the families of students and former students of the APBM&F Job Training Association. Likewise, donations to the "Food for Christmas" campaign corresponded to 2,990,450 kilograms of non-perishables.

Environmental Protection

We do not engage in business activities that that significantly impact the environment or that may be considered hazardous or dangerous pursuant to the applicable legislation. For this reason, we have not expressly adopted international standards for protection of the environment.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.	08.936.812/0001-55

14.03 – OTHER INFORMATION DEEMED RELEVANT TO BETTER UNDERSTAND THE COMPANY

WAIVER OF PRESENTATION OF A FEASIBILITY STUDY

Introduction

Under Item II of article 32 of CVM Instruction CVM 400, a feasibility study is required from startup or relatively new companies that wish to conduct an offering of securities. We have applied to CVM for a waiver of presentation of this feasibility study.

We present below the information which grounded our request for waiver, and provide to you information on additional expenses and costs we will incur on account of the corporate structure we adopted after our demutualization.

Grounds of the Application for Waiver of Feasibility Study

While we were incorporated on June 15, 2007, when the demutualization process came into effect, as of October 1, 2007, following a partial spin off of the assets and liabilities of the BM&F Association and our absorption of the spun off assets and liabilities, we took over the market operator activities the BM&F Association had developed since 1985.

Thus, the products and services we have been offering since October 1, 2007, after having absorbed assets and liabilities of the BM&F Association, are the same products and services previously offered in connection with and operation and management of registration, trading, clearing and settlement systems for the trading of derivatives and securities in futures and options markets. Likewise, the universe of brokers, clearing agents and other market participants with access to our systems, as well as users of our products and services is the same as before.

As performed since October 1, 2007, our registration, clearing and settlement, as well as risk management activities are carried out by the same three clearinghouses in operation prior to the demutualization process, meaning the Derivatives Clearinghouse, the Foreign Exchange Clearinghouse and the Securities Clearinghouse, as well as by the BM&F Settlement Bank, which since October 1, 2007 is a subsidiary of ours. Each such entity operated previously, and will continue to operate pursuant to a vertically integrated business model, so as to ensure adequate operations of the exchange traded derivatives markets and the OTC derivatives markets, including in respect of clearing and settlement of trades, and other obligations incurred in these markets.

Since October 1, 2007, the 66 member brokers that operated previously in the markets managed by the BM&F Association currently operate in our exchange and OTC markets, doing so under the same terms and conditions previously applying.

Additional Costs and Expenses arising from our Demutualization

Until our demutualization we were organized as a not-for-profit association, which was not charged with pursuing a profit. As such, we were subject to significantly different taxation regime, operating model and cost structure than after having become a for-profit corporation that seeks to generate value for shareholders.

Below is a description of the additional costs and expenses we will incur after our demutualization. Given the benefits stemming from our demutualization, as shown in our pro forma financial information, we believe the effects of the additional costs and expenses we will incur and describe below will be immaterial and not capable of adversely affecting the economic and financial feasibility of our business.

Costs Related to this Offering and our Demutualization

We believe we will incur additional yearly costs and expenses estimated at approximately R$3.6 million as a result of our demutualization and registration as a public company, as well as of the listing of our shares on the *Novo Mercado* segment of BOVESPA. These recurring expenses should include: (1) expenses of approximately R$1.5 million per year to create and maintain an investors relations' department; (2) expenses of approximately R$1.1 million per year related to publications required by Brazilian corporate law; (3) additional expenses of approximately R$0.6 million per year related to our independent auditors; (4) expenses of approximately R$0.2 million per year related to market presentations and meetings with investors; (5) expenses of approximately R$0.2 million per year for the custodian of our common shares; (6) a R$13,000 annual fee to be paid to the CVM; and (7) a R$90,000 annual fee to be paid to the BOVESPA for listing our common shares on the *Novo Mercado* segment.

A meeting of our shareholders held on September 20, 2007, set the aggregate compensation payable to our directors and officers in 2008 at a maximum of R$25 million. Additionally, pursuant to a stock option plan approved by the shareholders' meeting held on September 30, 2007, our board of directors may grant stock options to our directors, officers and employees, as well as those of our subsidiaries and affiliates, granting preemptive rights to our shareholders.

In order to segregate our exchange activities from our self-regulatory activities, we created an independent and autonomous self-regulatory division responsible for overseeing and monitoring our markets, participants and the transactions registered on our systems. Our self-regulatory bodies created in the context of our demutualization include a Self-regulation Board, a Self-regulation Department and a Self-regulation Officer. We anticipate we will incur R$3.0 million in additional costs per year to maintain our self-regulatory bodies.

Costs related to our Self-Regulatory Activity and Self-Regulation Support

Moreover, in order to align our strategic goals with the routine management of our operations, while preserving our self-regulation purposes, we have created a functional and governance structure that includes the audit office and the self-regulation department – the former under leadership of our audit officer, and the latter under leadership of the self-regulation officer and the self-regulation board. These offices and departments perform surveillance and inspection of transactions carried out in trading sessions or registered in any of our trading, registration, clearing and settlement systems, as well as of the activities of holders of access rights to our markets and also the activities we perform.

Costs related to our New Tax and Operating Status

Prior to our demutualization, because we were organized as a not-for-profit association, we were exempt from paying certain federal taxes, and were subject to a special taxation regime in respect of levy of contributions to the Social Participation Program, or PIS, which was owed at the rate of 1% over our payroll. Following our demutualization, however, as a for-profit corporation, we are subject to the taxation regime usually applicable to companies of this nature.

The main tax and operational effects resulting from our demutualization, effective as of October 1, 2007, are as follows:

(a) *Termination of operational enhancement programs for members:* the operational enhancement programs for former members, as well as transfers of revenue to our institutional funds, were eliminated. Through our operational enhancement programs, a substantial portion of our revenue was allocated to support and foster the intermediation activities conducted by our former members. As a result of our demutualization, these programs were eliminated, resulting in a significant increase in net revenue in our unaudited pro forma consolidated financial information. Additionally, technology and communication equipment we had acquired and leased free of charge to our former members were donated to them, causing a significant reduction in depreciation expenses in our unaudited pro forma consolidated financial information. On September 30, 2007,

we allocated R$49.5 million to fund operational enhancement programs for our members that had been approved prior to our demutualization. Our unaudited pro forma consolidated financial information reflects the impact of such allocation on our financial income;

(b) *PIS, COFINS and ISS:* after our demutualization and beginning October 1, 2007, our revenue/billing became subject to the payment of PIS and COFINS, while the revenue originating from certain services rendered became subject to the payment of ISS. According to the decision of our Board of Directors, the amounts of those taxes will be compensated by changing the calculation method and rates charged by our clearinghouses, neutralizing the effects of the new tax system. The neutralization of the effects of PIS, COFINS and ISS will occur by means of the collection of a rate called "other costs" in our invoices which will be recorded as gross revenues;

(c) *Income tax and social contribution:* as a result of our new taxation regime as a for-profit entity, we became subject to income tax and social contribution at the rates of 25% and 9%, respectively, calculated on our taxable income through the actual profit taxation system. Before our demutualization, income tax was only withheld at source on our financial income and recorded as an expense in the "taxes and contributions on financial investments" line in our historical consolidated financial statements, at rates ranging between 15% and 22.5% depending on the term of our investments. After our demutualization, we will be able to offset withheld income tax on financial income with income tax and social contribution calculated through the actual profit system; and

(d) *Educational, social and sports projects:* the activities carried out by the *Instituto Educacional BM&F*, or BM&F Institute of Education, by the *Associação Profissionalizante BM&F, or* APBM&F Job Training Association, and by the *Clube de Atletismo BM&F*, or BM&F Athletics Club, were not transferred to us in the context of our demutualization. These activities will be conducted by the *Bolsa de Mercadorias & Futuros-BM&F*, or BM&F Association, a not-for-profit organization supported by us. All revenues and expenses related to the BM&F Institute of Education, the APBM&F Job Training Association and the BM&F Athletics Club were excluded from our unaudited pro forma consolidated financial information. We have endowed the BM&F Association with R$29.0 million of our cash in order to fund its ongoing activities. Our unaudited pro forma consolidated financial information reflects the impact of such endowment.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

14.03 – OTHER INFORMATION DEEMED RELEVANT TO BETTER UNDERSTAND THE COMPANY

RISK FACTORS

Investing in our common shares involves significant and diverse risks. You should carefully consider the risks described below before making an investment decision. Our business, financial condition, operating results and/or future business could be adversely affected by any of the risk factors described below. The market price of our common shares could decrease on account of any one of these and/or other risk factors, in which case you could lose a substantial portion or all of your investment. Other risks currently unknown to us or that we consider immaterial at this time could also have a material adverse effect on our business and/or on the trading price of our common shares.

Unless expressly stated otherwise or if the context should require, a statement that a risk, uncertainty or problem could cause or will cause an "adverse effect" or a "negative effect" on our business means that the risk, uncertainty or problem may or could have a material adverse effect on our business, financial condition, results of operations or prospects, as well as on the trading price of our common shares. Any similar expressions included in this section should be read as having the same meaning.

Risks Related to Our Business

Our shareholders, who are also users of our systems for registration, trading, clearing and settlement of transactions and hold access rights to our markets and systems, may have interests that differ from or conflict with the interests of our shareholders that do not hold access rights.

After this offering, we estimate that our shareholders who have access rights to our markets and systems will jointly hold approximately 65% of our capital stock. If these shareholders coordinate their votes, they could influence, or eventually control, matters submitted for approval of our shareholders, including nomination and election of directors and other strategic decisions involving our business. Our shareholders with access rights to our markets and systems have the power to exert substantial influence on our business. We are dependent on the trading and clearing activities of these members. Moreover, their equity participation gives them the ability to influence other shareholders.

A significant portion of our revenues is derived from trading and clearing fees charged to shareholders with access rights to our markets and systems. As a consequence, shareholders without access rights may not have the same economic interests as our shareholders with access rights to our markets and systems. Furthermore, our shareholders with access rights to our markets and systems may have different interests depending on the role they play in our trading environment, their trading methods and the products they trade.

Significant decreases in securities and derivatives trading volumes in our systems would have a material adverse effect on our business, financial condition and results of operations.

Most of our revenues are derived from the trading of securities and derivatives on our systems, which in turn are contingent upon our ability to attract and maintain order flows, both in absolute terms and relative to other competing trading markets. If there is a decrease in the trading volume on our trading systems, our revenues will also decrease. If our share of the total volume of securities and derivatives trading is reduced in relation to our competitors, we may become less attractive for market participants resulting in a further decrease in trading volume and revenues.

Interest rate futures contracts and foreign exchange rate futures contracts account for a significant portion of our revenues. Any significant decrease in the trading volume of these contracts could materially adversely impact our revenues and profitability.

A significant portion of our revenues is derived from the fees we charge for registering and clearing interest rate and foreign exchange rate futures contracts. We cannot assure you that we will experience sustained growth in the volume of transactions involving interest rate and/or foreign exchange rate futures contracts in our trading, registration and settlement systems. In addition, we cannot assure you that in the future other products will not become preferred alternatives to our interest rate and foreign exchange rate contracts as a means of hedging or speculating on interest rate and foreign exchange rate risks. Any significant decrease in our trading volume of these contracts, for any reason, could have a negative impact on our business, financial condition and/or operating results.

Our revenues could be adversely affected if we do not retain brokers and/or other market participants who represent a significant portion of the volume of transactions carried out and/or registered in our trading, clearing and settlement systems.

The success of our business depends, in part, on our ability to maintain or increase the volume of transactions carried out and/or registered in our trading, clearing and settlement systems. We offer a variety of products and trading channels to brokers, clearing agents and to financial institutions that are counterparties in transactions settled through our Foreign Exchange Clearinghouse. These brokers, clearing agents and financial institutions generally have access to other markets and may not continue to favor our platform. We cannot assure you that we will continue to expand the number and types of products that we offer, nor can we assure you that we will be able to retain our current market participants or attract new participants. Our revenues could be materially adversely affected in the event that we are unable to retain brokers and/or participants that represent a significant portion of the volume of transactions carried out and/or registered in our trading, clearing and settlement systems.

We are exposed to substantial third party credit risk by virtue of our clearinghouse transactions. If our risk management systems were to fail or present problems for any reason, our financial condition could be materially adversely affected.

Our clearinghouses act as counterparties for the transactions carried out on our trading systems. As a result, we are exposed to substantial credit risk from third parties, including our clearing agents, financial institutions that are counterparties to transactions settled in our Foreign Exchange Clearinghouse, brokers and their clients. These parties may default on their obligations due to bankruptcy, lack of liquidity, operating failure or for other reasons that are beyond our control. A substantial portion of our working capital will be at risk if our clearing agents, financial institutions that are counterparties to transactions settled in our Foreign Exchange Clearinghouse and/or brokers were to default on their obligations with any one of our clearinghouses, and if their collateral pledges were not sufficient to fulfill their obligations. If the risk management policies and procedures we adopt to mitigate default risk and maintain liquidity within our clearinghouses are not successful in detecting problems or in preventing significant default, we could be adversely affected. In addition to these policies and procedures, we have a protection structure that involves collateral pledges, special funds and liquidity management mechanisms, particularly through the BM&F Settlement Bank. We are also indirectly subject to the credit and liquidity risks associated with such collateral.

We face significant competition in securities and derivatives trading, and we expect this competition to intensify in the future.

We face significant competition from foreign futures exchanges, particularly concerning trading with securities and derivatives, and we expect that this competition will intensify in the future. Our current and potential competitors are numerous and include stock markets, both organized and unorganized, in Brazil and abroad. They also include the world's principal commodities and futures exchanges, some of which have significantly greater resources than we do. We compete with existing and new market participants in various aspects, including with respect to cost, quality and speed of trades, conduct of business, liquidity, functionality, ease of use and performance of trading systems, variety of products and services offered to the trading participants, and technological innovation. Entry of new competitors into our markets can also increase price competition and reduce margins in all of the existing securities markets, including those in which we operate. In addition to traditional and new competitors, new technologies and the Internet may create environments that are favorable for replication of our business, redirecting

market participants to these new environments. Our current market environment has encouraged the creation of new, alternative trading centers with different market structures and new business models. Well-capitalized competitors in other markets, such as the U.S. and Europe, could attempt to expand their operations into our markets of operation. If we are not successful in promptly adapting to the structural changes in our markets, to technological and financial innovation and to other competitive factors, we could be unable to maintain and increase the volume of transactions carried out and/or registered on our trading, clearing and settlement systems, and our revenues, business, financial condition and operating results could be materially adversely affected.

Our business may be adversely affected if we do not keep up to date with technological changes in order to compete effectively in a highly competitive industry that is subject to rapid technological progress.

We operate in an industry that continues to undergo significant and rapid technological changes. In recent years, securities and derivatives traded through electronic platforms have grown significantly and our clients' demand for diversified methods trade execution has increased. In order to remain competitive, we must continue to improve and enhance functionality and accessibility of our systems, as well as the characteristics of our trading platforms, software, systems and technologies. Our success depends, in part, on our ability to: (1) develop and license state-of-the-art technologies for our business; (2) improve our platforms and existing trading services to ensure the functionality, performance, reliability, speed and liquidity expected by our clients; (3) respond promptly to clients' demands, technological advances, emerging standards and practices of the market in a cost efficient way; (4) continue to attract and retain highly qualified employees in the information technology area to maintain and develop our existing technology; and (5) manage and adapt ourselves to any new technologies that may arise. If we are unable to continue to improve and enhance our systems, the brokers, clearing agents and financial institutions that use our platform could migrate to other preferable platforms and we would consequently be adversely affected.

Market fluctuations and other risks beyond our control could significantly reduce the demand for our services and materially and adversely impact our business.

Our revenues and profitability are highly dependent on the level of activity on our trading systems, particularly the volume and value of the securities, assets and commodities traded. We have no direct control over these variables, which are influenced by economic, political and market conditions in Brazil, the United States and other countries. These include, but are not limited to:

- reduction in the level of economic activity;
- terrorism and war;
- inflationary pressures;
- changes in government monetary policies and foreign exchange rates;
- changes in the level of trading activity in the broader marketplace;
- volatility in securities and derivatives prices;
- changes in fiscal policies and in the level and volatility of interest rates;
- financial strength of market participants;
- legislative and regulatory changes;
- unexpected market disruptions; and
- changes in the risk perception of Brazil.

Occurrence of any one of these factors could contribute to a significant reduction in the volume of trading in the domestic and international financial markets, including on our trading systems.

Our cost structure consists mostly of fixed costs. If our revenues decrease and we are unable to reduce costs our profitability could be materially adversely affected.

Our cost structure consists mostly of fixed costs and is based on historical and expected levels of demand for products and services offered to the participants in the markets in which we operate. If the demand for these products and services declines, resulting in a decrease in our revenues, we may not be able to immediately adjust our cost structure. To the extent that our administrative structure and our expenditures are based on assumptions regarding the levels of activities in the markets in which we operate, significant decreases in the trading volumes of securities and derivatives on our systems could have a material adverse effect on our business, financial condition and operating results.

Failures in our computer and communication systems and capacity limitations may be detrimental to our reputation and our business.

Secure and reliable operation of our computer systems and communication networks, as well as those of our service providers and other market participants, is a critical element of our operations. Systems and communication networks can be vulnerable to unauthorized access, computer viruses, human error and other security problems, such as terrorist acts, natural disasters, sabotage, energy supply reduction and other events of force majeure. In the event that our security measures are partially or entirely compromised, or there are interruptions or malfunctions in our systems or communication networks, there could be a corresponding material adverse effect on our business, financial condition and operating results. In these situations, we may need to incur significant expenses in order to remedy problems caused by security violations or system failures. We intend to continue implementing security measures following market standards and strengthen the integrity and reliability of our systems. However, if these measures do not prevent failures or delays in our computer systems or communication networks, there may be a significant reduction in the trading volume in our trading systems, resulting in a material adverse effect on our business, financial condition and operating results.

In addition, failures on our part concerning the operation, monitoring and maintenance of our computer systems and network services, including systems and the services related to our electronic trading platform, could have a material adverse effect on our functionality and credibility and, as a result, on our business, financial condition and operating results. The redundancy systems and the preventive mechanisms that we adopt may not be sufficient to prevent such failures and/or problems. These failures or a degradation of systems could initiate client and market participant complaints to regulatory agencies, lawsuits against us or regulatory investigation of compliance failures with applicable laws and regulations.

The risks indicated above are applicable to systems and networks acquired and operated directly by us or by third parties, including our service providers. In the case of systems or networks that belong to or are operated by third parties, their failure or unavailability could also adversely affect our operations.

Strategic alliances and acquisitions may not generate the anticipated results and/or may generate additional expenses.

We intend to pursue potential expansion opportunities through acquisitions, joint ventures, partnerships or alliances, which could help us penetrate new markets, offer new products and services, and develop or enhance our trading systems and technologies. We may not be successful in developing such joint ventures, partnerships or alliances, nor in achieving their expected purposes and results. Furthermore, our participation in such joint ventures, partnerships or alliances could overburden our resources and limit our ability to seek other strategic and business initiatives, thereby adversely affecting our business, and creating unexpected expenses.

We cannot assure you that we will pay dividends in the future.

Our ability to pay dividends will depend on the revenues of our subsidiaries. We cannot assure you we will pay dividends to shareholders. Except for the minimum mandatory dividend required by Brazilian corporate law and our by-laws, any future decision to pay dividends will be made on a discretionary basis, according to our by-laws. More specifically, the decision to distribute dividends will depend on our profitability, financial condition, investment plans, contractual limitations and restrictions imposed by applicable legislation, by the CMN and the CVM, among other factors.

We may be unable to implement our business strategy.

Our ability to implement our business strategy depends on several factors, including the growth of the Brazilian financial and capital markets, development of a regulatory framework, continued development of technological infrastructure aimed at increasing operational efficiency, creation of new products and geographical expansion, among others. We cannot assure the successful implementation of these strategies, which could cause a material adverse effect on our financial condition and on our operating results.

We may be unable to protect our intellectual property rights.

We may be unable to prevent third parties from utilizing our technologies or programs without our authorization or from violating our intellectual property rights in any other way. We cannot assure you that we will be successful if we pursue these violations through legal proceedings in order to enforce our intellectual property rights, determine the validity and scope of other parties' rights, or defend ourselves against allegations of violation. In any event, such proceedings, whether they are successful or not, may cause us to incur substantial costs, thereby adversely affecting our results of operations.

Any violation on our part of intellectual property rights of third parties could give rise to legal disputes and could have a material adverse effect on our operations.

Our competitors, as well as other companies and individuals, may have secured, or may secure in the future, intellectual property rights relating to products or services similar to those we offer or plan to offer. We may not be aware of all existing secured intellectual property rights, which creates litigation risks concerning ownership rights of these products, services and technologies. Allegations of violations are a common and costly reality in our industry, and lawsuits and complaints concerning such allegations, whether they are successful or not, could give rise to substantial costs for us, thus adversely affecting our business.

We rely on members of our management team, who we may be unable to retain or replace with persons with similar experience and qualification.

A significant portion of our future success depends on the skills and efforts of our management team. We compensate certain members of our management team with fixed salaries and performance bonuses, and we intend to offer a stock option plan in an effort to retain such executives. If any of the members of our management team decides to leave us, we may not be able to hire professionals with similar qualifications. For more information on our management team, see "Management." The loss of any member of our management team and our inability to hire professionals with similar experience and qualification may have a material adverse effect on our business.

Improper conduct by participants in our trading markets or clearinghouses could adversely affect our business and our reputation.

Participants in our trading markets and clearinghouses and our employees may engage in fraudulent or otherwise improper conduct, which could result in regulatory sanctions and prove detrimental to our reputation. Our compliance policies, internal regulations and other self-regulatory mechanisms may not efficiently prevent and detect fraudulent or other improper conduct on the part of our employees and/or participants in our trading systems, which could result in significant damages to our reputation and could materially adversely affect our business.

We depend on third party suppliers and service providers for several services that are important to our business. Interruption of performance of material third-party services could have a material adverse effect on our business.

We depend on several suppliers, such as banking, clearing and settlement organizations, telephone operators, online service providers, data processors and software and hardware vendors in connection with our registration, trading, clearing and settlement systems, as well as other related support and maintenance systems. We cannot assure you that any of these service providers will continue to provide such services efficiently, or that they will be able to expand their services to fulfill our increasing needs. Interruption of material services provided by third

parties and our inability to promptly make alternative arrangements or perform such services internally could have a material adverse effect on our business.

Our results of operations are subject to significant fluctuations due to a variety of factors, for which reason our results of operations are not indicative of future performance.

A variety of factors beyond our control, such as several of the factors discussed above, may contribute to significant fluctuations in the level of our activities and our results of operations. For this reason, our results of operations in previous periods should not be considered as indicative of our future performance.

Adverse decisions in certain legal proceedings may adversely affect us.

We are party to certain legal and administrative proceedings, including civil, labor and tax proceedings. Our subsidiary BVRJ, along with BOVESPA, is a defendant in a lawsuit brought by Mr. Naji Robert Nahas, Selecta Participações e Serviços S/C Ltda. and Cobrasol — Companhia Brasileira de Óleos e Derivados seeking payment of compensation damages and indemnification for pain and suffering due to alleged losses in the stock market in June 1989. Although we are not able to quantify the potential liability from this lawsuit at this point, the plaintiffs have estimated R$10.0 billion in damages. An adverse decision in this lawsuit or any other material legal or administrative proceeding may have a material adverse effect on our business, financial condition and operating results. For additional information, see "Business — Legal Proceedings."

Risks Related to Our Demutualization

We have no background as a for-profit commodity and futures exchange. Thus, our past results as a not-for-profit organization are not indicative of the results that we expect to obtain in the future as a for-profit company.

For the period between our incorporation in 1985 and our demutualization and conversion to a for-profit company on September 20, 2007, we operated as a not-for-profit organization owned by our members. As a not-for-profit organization, our business strategies and decisions did not focus on maximization of profitability and return on our members' capital. Since our demutualization and conversion to a for-profit company, we have started to conduct our business seeking to build long-term shareholder value. The transition of our operations from a not-for-profit to a for-profit business model is subject to risks, expenses and operating difficulties inherent in any demutualization process. We cannot foresee all these problems and therefore remain susceptible to unique demutualization risks. We will also incur in additional recurring expenses as a publicly-held company listed on the Novo Mercado, as well as expenses related to the creation and maintenance of a self-regulatory division responsible for overseeing and monitoring our markets, participants and the transactions registered in our systems. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Costs Related to the Offering and our Demutualization."

In addition, our operating revenues and profits, which until completion of our demutualization process were not subject to taxes that are applicable to for-profit entities, will begin to be taxed according to legislation applicable to any for-profit company incorporated and organized in Brazil. For illustrative purposes only, we have prepared unaudited pro forma consolidated financial information for the year ended December 31, 2006, and for the nine-month period ended September 30, 2007, giving pro forma effect to our demutualization as of January 1, 2006. Although our unaudited pro forma consolidated financial information was prepared based on assumptions that we deem reasonable, we cannot assure you that they reflect our financial condition had we been effectively subject to corporate taxes in such periods. For detailed information on the impacts of demutualization on our revenues (including the taxes to which we are subject since completion of the demutualization process), see "Unaudited Pro Forma Consolidated Financial Information."

We are subject to risks of legal disputes concerning our demutualization.

We are currently a defendant in four lawsuits brought by certain of our former members challenging our demutualization and seeking to nullify the results of our shareholders' meeting of September 20, 2007, alleging that they should have had more time to examine our demutualization proposal and that the valuation criteria used to

determine members' equity interests was incorrect. For additional information, see "Business — Legal Proceedings — Civil Proceedings." We may be subject to additional lawsuits or claims concerning our conversion into a for-profit company filed by former members or third parties alleging that they have been harmed by our demutualization. Any unfavorable decision in such lawsuits or claims could have a material adverse effect on our reputation, business, financial condition and/or operating results.

The interpretation of Brazilian tax authorities on the effects of our conversion into a for-profit company may differ from our interpretation, which could result in material tax contingencies.

In response to a formal consultation presented by the *Comissão Nacional de Bolsas* (Brazilian Exchanges Comission), or CNB, the Brazilian tax authorities have indicated that the demutualization of not-for-profit exchanges is not permitted pursuant to current regulation since: (1) the section of the Brazilian Civil Code dealing with dissolution of not-for-profit organizations would prevent the transfer of assets and liabilities to for-profit corporations; and (2) only a legal entity organized as a corporation would be able to approve its spin-off, since there would be no legal provision authorizing not-for-profit organizations to implement a spin-off. Based on the opinion of counsel, we believe that the interpretation of the Brazilian tax authorities is not in accordance with the applicable laws. Therefore, we presented a similar formal consultation to the Brazilian tax authorities specifically relating to our demutualization, but the Brazilian tax authorities responded in a manner consistent with their response to the CNB and provided no additional information. In addition, the Brazilian tax authorities have indicated that the brokers and members of exchanges would not be able to reflect the acquisition cost of their equity participation in BM&F for purpose of calculating their tax liabilities resulting from our demutualization. Current or future interpretations of the Brazilian tax authorities regarding our demutualization may result in material tax contingencies, which could cause a material adverse effect on our results of operations and financial condition.

We may be considered a successor of the BM&F Association.

In the process of implementing our demutualization, we underwent a corporate restructuring whereby we carried out a partial spin-off of the assets and liabilities of the BM&F Association, which were absorbed by us through merger. Thus, except for the assets and liabilities retained by the BM&F Association, which essentially comprise those of the BM&F Institute of Education, the BM&F Job Training Association and the BM&F Athletics Club, we are legally regarded as successors of the mutualized association that previously performed activities as market operator.

Risks Related to Our Industry

We operate in a highly regulated industry and are subject to existing and future regulations and restrictions, and may be subject to penalty fines and other sanctions if we fail to comply with our legal and regulatory obligations.

We operate in a highly regulated industry and are subject to extensive regulation. The CMN and the CVM regulate Brazilian stock and futures exchanges and have broad powers to audit, investigate and enforce compliance with their rules and regulations, as well as to impose sanctions in the event of non-compliance. In recent years, a number of regulatory changes that have been introduced have impacted our operations. Regulatory changes are normally introduced to respond to market and technology innovation, address specific concerns of authorities or market participants, or conform to developments in international regulations. In addition, on account of the activities of our clearinghouses and of the BM&F Settlement Bank, we are also subject to the rules, procedures and audits of the Central Bank. Our ability to comply with the laws and regulations that are applicable to our business is contingent on establishing, developing and maintaining an adequate infrastructure for systems and procedures. These include a sound regulatory infrastructure and our ability to attract and retain qualified personnel. In this sense, we are required to maintain compliance structures and to control the activities of our market participants, in addition to monitoring these markets. If we fail to comply with regulatory requirements, including those concerning our self-regulatory obligations, we could be subject to investigations and administrative and/or legal proceedings that could result in penalties, including revocation of our authorization to operate as a futures exchange. Any failure on our part to comply with regulations that are applicable to our activities and any investigation or proceeding of this kind,

whether or not successful, could require material legal expenditures by us, or could damage our reputation and affect the confidence of our clients in carrying out transactions in our trading systems, thereby adversely affecting our business, financial condition and operating results.

In addition, other material risks to our business include legislative and regulatory changes that restrict foreign investments in Brazilian exchanges, as well as those that establish new requirements and restrictions for foreign or domestic transactions conducted on exchanges, could cause difficulties by restricting or reducing the volume of transactions carried out and/or registered on our trading, clearing and settlement systems, and consequently, could materially adversely impact our business, financial condition and operating results.

Also, the CVM Instruction No. 461 governing the organization, operation and dissolution of stock, futures and commodity exchanges and organized OTC markets was recently enacted with additional requirements not included in the original draft submitted by the CVM for review. As a result, we will have to amend our by-laws to reflect those changes. Any change in our regulatory framework may adversely impact our results and operations.

Globalization and financial market growth, as well as stock, commodity and futures exchange consolidation and other strategic changes could jeopardize our position in relation to our competitors.

Liberalization and globalization of world markets have caused increased mobility of capital, increased participation of international investors and players in local markets, and increased competition between markets from different geographical regions. As a result, competition between stock exchange markets and commodity and futures exchange markets has increased. Furthermore, in recent years the structure of the stock, commodity and futures exchange industry has changed significantly, through consolidations and shifting of exchanges to for-profit corporate structures. In response to growing competition, many European and U.S. markets have abandoned their traditional corporate structure so as to acquire the flexibility and agility that can enable higher growth in the future. The stock, commodity and futures exchange industry has also been undergoing consolidation, creating a more intense competitive environment.

Our growth and success depends in part on our ability to promptly adapt to the structural changes in the markets in which we operate and to technological and financial innovations, in order to compete and to increase our market share in relation to our competitors. If we are not successful in competing in or increasing our share of the markets in which we operate, we may be unable to maintain and increase the volume of transactions carried out and/or registered on our trading, clearing and settlement systems. Our revenues, business, financial condition and operating results therefore could be adversely affected.

Risks Related to Brazil

The Brazilian federal government has exercised and continues to exercise significant influence on the Brazilian economy. This involvement, as well as the Brazilian political and economic environment, could have a material adverse effect on our operations and/or financial condition, as well as on the market price of our common shares.

The Brazilian federal government frequently intervenes in the domestic economy and sometimes makes significant changes in its policy. Historically, the Brazilian federal government has, from time to time, intervened in the domestic economy and in the capital and derivatives markets and financial services industry. Government intervention in the past has included devaluation of the currency, imposition of controls on salaries, prices and capital flows, freezing of bank accounts and other limitations. These measures of the Brazilian federal government could adversely affect our business through reduction of the demand for our services, increasing our costs or limiting our capability to provide services. Our business, financial condition, revenues, operating results and prospects, as well as the price of our common shares, could be adversely affected on account of the changes in policy and/or regulations and/or by other factors, such as:

- interest rates;
- foreign exchange rates;

- inflation;
- monetary policy;
- liquidity of domestic financial and capital markets;
- fiscal policy and changes in tax legislation;
- agriculture and energy policies;
- foreign exchange policy and restrictions to remittances abroad;
- political instability;
- income or salary level;
- unemployment rates; and
- other political, diplomatic, social and/or economic events in Brazil or that could affect the country.

Since 1990, the Brazilian federal government has not restricted remittance of profits to foreign investors and has never applied such restriction to obligations concerning securities. Currently, the federal government does not restrict the ability of foreign individuals or entities to convert Brazilian currency into foreign currencies, provided that the transactions are legal and based on economic factors, in accordance with the liabilities of the parties and documents that serve as a basis for each transaction which are contracted or settled by means of foreign exchange contracts. Many factors that are beyond our control could affect the probability of the federal government imposing foreign exchange controls. Among these factors are the following:

- the amount of Brazilian hard currency reserves;
- the availability of sufficient foreign currency for effecting payments upon maturity;
- the amount of obligations for service of the Brazilian debt in relation to the economy as a whole;
- the relationship of Brazil and the International Monetary Fund; and
- political restrictions to which Brazil may become subject.

We cannot assure you that the Brazilian federal government will not create more restrictive foreign exchange control policies, which could cause difficulties for foreign investors when accessing the local capital markets and thus adversely impact our business.

Developments in the economies of other countries and perception of risks related to them could negatively affect the Brazilian economy and cause a material adverse effect on our business.

The economic environment and market conditions in other countries could affect the Brazilian economy and influence the market for securities issued by Brazilian companies. Although the economic environment of such countries could be substantially different from the Brazilian economic environment, investor reaction to events occurring in other countries could have a detrimental effect on the market value of securities issued by Brazilian companies. For example, as a result of economic problems experienced by a number of countries with emerging markets (such as the Asian financial crisis in 1997, the Russian financial crisis in 1998 and the Argentinean financial crisis since 2001), investors grew cautious of investing in emerging markets. These crises caused significant flight of foreign capital from Brazil, which often occurred through divestment of shares of Brazilian companies and reduction of credit availability in the country.

International capital may become inaccessible to Brazilian companies. Crises in other countries may reduce the interest of investors in securities issued by Brazilian companies. Moreover, the Brazilian economy is affected by the market conditions in general and by international economic conditions, in particular the economic conditions of the United States. Trading prices of shares listed on the BOVESPA have historically been sensitive to fluctuations in United States interest rates, as well as to the behavior of the principal United States equity indices. Likewise, an increase in the basic interest rates in other countries such as the United States could reduce global liquidity and the

interest of investors in securities issued by Brazilian companies, including our common shares, which could cause a material adverse effect on our business and on the market price of our common shares.

Changes in tax or labor laws, or in the interpretation and application of such laws, could have a material adverse effect on our business.

The Brazilian federal government occasionally promotes tax reforms and changes in taxation systems, which can affect our operations and the operations of other participants in the markets in which we operate. These reforms include changes in tax rates and, occasionally, imposition of temporary taxes, the proceeds of which are allocated to fulfill certain government goals. The effect of these changes and of any other changes deriving from approval of new tax reforms cannot be quantified. In particular, modifying the tax on financial transactions and on transactions in stock and futures exchanges can discourage such activities and consequently affect us negatively. In addition, in the future there may be different interpretations and application of tax legislation by the tax authorities or by the courts, and these new interpretations could alter the current tax system that is applicable to our activities. Furthermore, there could be changes in labor laws or in their interpretation and application by the courts that could increase the employment costs and related charges to which we are subject. We cannot assure you that any changes in tax or labor laws, or in their interpretation and application of tax and labor laws currently in force, will not increase our tax expenses, or our employment costs and related charges, resulting in a material adverse effect on our business.

Risks Related to the Offering and to the Common Shares

Since there is currently no public market for our common shares, the market price of our common shares could be volatile, and you may not be able to resell your common shares at a price that is equal to or higher than the price per share in this offering.

Prior to this offering, there has been no market for our common shares. As a consequence, we cannot predict to what extent the interest of investors will lead to the formation of an active and liquid trading market,or if the market prices of our common shares will be volatile. The Brazilian market is substantially smaller, less liquid and potentially more volatile than the principal stock markets in the U.S. and in other developed economies. For example, as of September 30, 2007, securities representing an aggregate market capitalization of approximately R$2.7 trillion were listed on the BOVESPA, with an average daily trading volume of R$4.3 billion during the nine-month period then-ended. Furthermore, the ten most traded common shares represented approximately 45.4% of all common shares traded on BOVESPA as of September 30, 2007. In contrast, securities traded on the New York Stock Exchange had an aggregate market capitalization of US$30.3 trillion in the six-month period ended September 30, 2007, with an average daily trading volume of US$13.9 billion. These market characteristics could substantially limit the ability of holders of our common shares to sell them at the price and at the moment that they desire, which could negatively affect the trading price for our common shares. The price per share in this offering will be established by negotiations with the underwriters and agents, and may not be indicative of the prices that will prevail in the market after this offering. The market price of our common shares may also fluctuate significantly for many reasons, including in response to the risk factors discussed in this offering memorandum or for any other reason related to our operating results. Finally, within the context of this offering, although the stabilizing agent may conduct activities to stabilize our share price, such activities may not be sufficient to avoid an abrupt drop in the price of our common shares.

Significant sales or issuances of our common shares could cause a reduction in the market price of our common shares and dilute the equity participation of our shareholders.

We, the selling shareholders and our directors and officers will enter into lockup agreements by which we and they will agree to refrain from issuing, offering, selling, contracting the sale of, lending, granting call options or pledging as collateral our common shares or any securities convertible into or exchangeable for our common shares, as well as from carrying out any swap, hedging, short sale transaction or any other type of transaction that could transfer, either wholly or in part, any economic benefits deriving from title to the common shares within 180 days from the date of publication in Brazil of the notice of commencement of the offering without prior written consent of the placement agents, with certain exceptions. This agreement will not apply to common shares to be issued by us in

connection with the proposed purchase of common shares by the CME Group. Certain shareholders not participating in our initial public offering have also agreed to refrain from selling or transferring their common shares. For additional information, see "Description of Capital Stock — Shareholders' Agreement."

In addition, by adhering to the rules of the *Novo Mercado* segment, our controlling shareholders, directors and officers will not be able to sell and/or offer for sale our common shares, or derivatives backed by our common shares, during the first six months following the offering. After this initial six-month period and for an additional six-month period, our controlling shareholders, directors and officers will not be able to sell and/or offer for sale more than 40% of the common shares, or derivatives backed by such common shares, they may have held on the date of the offering.

Notwithstanding the above, the common shares held by the selling shareholders, our directors and officers will be available for sale in the market after termination of such restrictions. Moreover, it is possible that we may need to raise funds by means of a public or private offering of common shares or debt securities convertible into our common shares. Our by-laws permit us to issue up to 1,100,000,000 new common shares without approval at a shareholders' meeting. A shareholders' meeting may also decide to approve issuances of new shares above this amount. Pursuant to Brazilian corporate law, additional funds may be raised from issuing shares within the scope of public offerings with the exclusion of the shareholders' preemptive rights, and this may dilute your equity participation in our company.

If we decide to issue, or the selling shareholders decide to sell, a significant number of common shares after those restrictions are lifted, or if there is market perception that these events may occur, there could be a reduction in the market price of our common shares.

In addition, shareholders representing less than 0.5% of our capital stock will not participate in this offering and will not enter into lockup agreements. As a result, these shareholders will be free to sell their common shares immediately after this offering. If they decide to sell a significant number of common shares, or if there is a market perception about such sales, there could be a reduction in the market price of our common shares.

Certain placement agents and Brazilian underwriters participating in this offering, including their affiliates, are also selling shareholders; as a result, they may have interests in this offering in addition to their usual discounts and commissions.

Certain placement agents and Brazilian underwriters participating in this offering, including their affiliates named Miramar Holdings S.A. (Bradesco group), Banco Itaú BBA S.A., J.P. Morgan Corretora de Titulos e Valores Mobiliários S.A. and Merrill Lynch S.A. Corretora de Titulos e Valores Mobiliários, are also selling shareholders. These entities will be selling up to 11,278,816, 11,954,867, 3,951,850 and 1,717,805 common shares in this offering, respectively. As a result, they may have conflicting interests as shareholders in this offering, and may seek to maximize the value of their common shares in the bookbuilding process and the definition of the price per share in this offering.

After this offering, there will be no shareholder holding more than 50% of our capital stock, which could make us susceptible to sudden changes in the course of our business, to alliances or conflicts between shareholders, as well as to other events deriving from the absence of a controlling shareholder or controlling group of shareholders.

After this offering we will not have a shareholder or group of shareholders holding more than 50% of our capital stock. In Brazil there is no established practice of any publicly-held company without an identified controlling shareholder. However, alliances or agreements between new shareholders may be created, which could result in the exercise of control over us by such shareholders. If a controlling group should arise and proceed to have control over us, we could suffer sudden and unexpected changes in our corporate policies and strategies, including through actions such as substitution of our directors and officers. Furthermore, we could become more vulnerable to hostile takeover attempts and any resulting conflicts. We could also be a target of measures on the part of investors attempting to circumvent the provisions of our by-laws, which provide for the need of prior CVM consent for an acquisition by any shareholder or group of shareholders of direct or indirect equity participation equal to or greater

than 20% of our capital stock (which will be reduced to 15% in compliance with the newly-enacted CVM Instruction No. 461), as well as for the conduct of tender offers. Moreover, our shareholders could decide to alter or exclude those same provisions from our by-laws and thus avoid their duty to conduct a tender offer on the terms required by our by-laws.

The absence of a controlling shareholder holding more than 50% of our capital stock means that there is no way to assure you that our proposed strategy or business plans will be preserved, inasmuch as any shareholder acquiring a controlling stake in the future could resolve to alter significantly the course of our business and activities, as well as the market price of our common shares, even if only indirectly.

The absence of a controlling group holding more than 50% of our capital stock could create difficulties for certain decision-making processes, as the minimum quorum required by law for certain resolutions may not be attained. Any sudden or unexpected change in our management team, in our business policy or strategic guidance, any takeover attempt or any dispute between shareholders concerning their relevant rights could adversely affect our business and results of operations, as well as the market price of our common shares.

The provisions of our by-laws could discourage, delay or ultimately prevent a transfer of control that could be in the interests of our shareholders.

Our by-laws contain provisions that could discourage, delay or ultimately prevent a transfer of our control or removal of our directors, such as: (1) the rules that require that shareholders must obtain prior CVM consent to conduct a tender offer to acquire a direct or indirect equity participation equal to or greater than 20% of our capital stock (our by-laws will be amended to reduce this threshold to 15% in compliance with the newly-enacted CVM Instruction No. 461); and (2) the rules establishing that no shareholder or group of shareholders may exercise voting rights in excess of 7.5% of our capital stock. These provisions, as well as other provisions of our by-laws, may discourage, delay or ultimately prevent a transaction or transfer of control that could be in the interests of our shareholders.

The affirmative vote of shareholders representing at least a majority of the shareholders present at the meeting is required to amend or exclude these provisions from our by-laws. Each shareholder will be entitled to one vote on such meeting, regardless his equity participation. We cannot assure you that these provisions will not be amended or excluded from our by-laws in the future.

We have conducted a public offering of shares that exposed us to risks usually associated with an offering of securities in Brazil and abroad. The risks associated with an offering abroad are potentially more significant than those associated with an offering carried out in Brazil.

Our initial public offering comprised a secondary offering of our shares in Brazil, on the non-organized over-the-counter market, including through selling efforts for placement of the shares abroad, both in the United States, with qualified institutional buyers, as defined under Rule 144A, and elsewhere, other than in Brazil and the United States, according to the procedures foreseen under Regulation S, in either case pursuant to transactions exempt from registration under the U.S. Securities Act, and the investment mechanisms authorized by the Brazilian government. These selling efforts exposed us to risks concerning the rules and requirements applying for protection of foreign investors in the event of material inaccuracies or omissions in the relevant preliminary and final offering memoranda, including potential risks associated with possible claims by investors related to such matters.

Indemnity claims filed above, in particular in the United States, may involve substantial amounts as a result of the criteria adopted to determine these indemnities. In addition, due to the United States procedural system, the litigating parties would be compelled to bear the costs related to the proceedings, an encumbrance to which companies may be subject even if evidenced they are not at fault. Should we be defeated in similar proceedings filed abroad in connection with material inaccuracies or omissions in our offering memorandum, an award to pay significant amounts could materially and adversely affect us.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

14.03 – OTHER INFORMATION DEEMED RELEVANT TO BETTER UNDERSTAND THE COMPANY

STOCK OPTION PLAN

Pursuant to our by-laws, our Board of Directors may grant stock options to members of our Board of Directors, Executive Board and our employees, and to directors, officers and employees of subsidiaries and affiliates, within the limit of our authorized capital and subject to the approval of our shareholders, without granting preemptive rights to the existing shareholders.

Our current stock option plan was approved by our shareholders' meeting on September 20, 2007. We intend to grant options representing up to 3% of our capital stock to our current officers and employees. These options will vest in six years: (1) 25% at the granting date; (2) zero in the first and second anniversaries; (3) 25% on the third anniversary; (4) 25% on the forth anniversary; and (5) 25% on the fifth anniversary. The options may be exercised within six years of the granting date. The Nomination and Compensation Committee may also grant additional 0.5% of our total capital stock for new employees and to supplement our current executives' retention program. We cannot grant stock options in excess of 5.0% of our total capital stock.

Our board meeting of October 23, 2007 approved the granting of options convertible into up to 27,056,319 common shares, representing 3.0% of our current capital stock. The exercise price of such stock options is R$1.00 per common share.

According to our estimates based on immediate dilution of ownership after completion of the offering, and assuming stock option holders fully exercise their rights to acquire 25% of the total number of shares for which such options are exercisable, the appreciation in these stock options and potential gain on the shares would correspond to R$121.8 million, based on the correlation between a strike price per share of R$1.0 and the offering price per share of R$19.0, which pursuant to the Notice to the Market published on November 27, 2007, was the midpoint of the price range of the offering, i.e., R$18.0 – R$20.0. However, under the rules applying in the Novo Mercado listing segment of BOVESPA, our directors and officers are subject to a lock-up period extending for 180 days from the date on which our shares began to trade on the *Novo Mercado*, and thereafter for an additional 180-day period, will be subject to will be subject to transfer restrictions in respect of a minimum of 40% of their holdings in our shares. Shares our directors and officers may acquire under these stock options will be subject to the lock-up and transfer restrictions discussed herein.

Assuming the same price per share would equate to the market price of our shares on the third, fourth and fifth anniversaries, when other portions of these stock options vest, the appreciation of our stock options and potential gain on the shares would still be R$121.8 million, as of each of the dates on which the options are exercised. Were we to elect to recognize the expenses related to granting these options, as permitted by Brazilian GAAP, which we have no intent of doing, our net income for the year and shareholders' equity would be impacted for these amounts. Our calculation of immediate dilution of ownership determined the amount of potential gain by directors and officers, as the equivalent of the market price per share net of the strike price per share, multiplied by the total shares acquired on each option anniversary indicated above.

Given our recent demutualization, which took effect on October 1, 2007, this is the first stock options plan we have approved, for which reason we cannot present a comparative description of a strike price for previous stock option plans.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

14.05 – INVESTMENT PROJECTS

GROWTH STRATEGIES

We intend to consolidate our strong position amongst the world's top futures exchanges and enhance shareholder value through the following strategies:

Increase foreign participation. We are developing initiatives to facilitate participation in our markets by foreign clients, including the reduction of transaction costs. Our initiatives include allowing our foreign customers to pledge foreign collateral overseas (currently pending authorization from the CMN and the Central Bank), which will allow U.S. dollars and U.S. government securities (treasuries) to be used as collateral for transactions registered in our systems. We believe that these initiatives, combined with a possible sovereign upgrade of Brazil to investment grade, may result in an increase in foreign investor activity.

Launch a new electronic trading platform. We are in the final stage of developing a new, world-class electronic trading platform, scheduled to launch in 2008. This platform is designed to facilitate and enhance access to our markets by our clients, thereby increasing trading volumes. The electronification of the global securities and derivatives markets has led to unprecedented growth in trading volumes due to the advantages offered by electronic trading and the emergence of algorithmic trading used by hedge funds and other sophisticated investors. We believe that these new applications will bolster the growth potential of trading volumes in our markets. As of September 30, 2007, we had invested approximately R$6.1 million in the development and implementation of our new electronic trading platform. We estimate that an additional R$11.3 million will be invested before launching the platform in 2008.

Develop a new OTC derivatives platform. We are finalizing the development of a new OTC platform, the DNP platform, for OTC derivatives registration. In most developed economies, OTC derivatives volume is higher than exchange traded derivatives volume. In Brazil, current regulations require that OTC derivatives transactions involving financial institutions and/or mutual funds be registered with institutions authorized by the CVM or the Central Bank. As a result of developments in the Brazilian economy, we believe that OTC derivatives volume has significant potential for growth, which we are seeking to capture. Through the DNP platform, we will act as a calculation agent and will mark to market, on a daily basis, all registered contracts including more complex derivatives (such as exotic options). Our clearinghouses will not act as central counterparties to the transactions registered in the DNP system, as these transactions will be supported by bilateral netting, representing an important credit risk mitigant. However, counterparties may opt to use our Derivatives Clearinghouse as a custodian of required collateral.

Launch new products. Our product development team continuously analyzes and reviews the Brazilian and international markets to identify trends and new product opportunities. We intend to launch new promising and commercially viable products, such as futures contracts on credit default swaps of Brazil's sovereign debt. We anticipate an increase in the use of credit default swaps by foreign investors investing in Brazilian securities to hedge against Brazil's credit risk. Currently, there are only two other international exchanges trading credit derivatives: the CME Group and Eurex.

Expand our Securities Clearinghouse's activities. Our Securities Clearinghouse provides registration, clearing and settlement services for government securities transactions executed on our electronic trading and registration systems. Currently, our systems are operating at only 70% capacity. In the nine-month period ended September 30, 2007, the volume of transactions settled through our Securities Clearinghouse represented, on average, 13.7% of the total volume traded in the Brazilian government securities market (purchase and sale and repo transactions, excluding the Central Bank's transactions and intermediation transactions). We are seeking to increase our market share of the Brazilian federal government securities market through enhancements currently underway in our Securities Clearinghouse.

Expand the BM&F Settlement Bank's activities. BM&F Settlement Bank is a settlement and custody agent for clients trading in our markets and is an important part of our vertically integrated model. We intend to expand its services, increase the volume of assets and securities under its custody, and expand its client base by providing settlement and custody services for other financial market segments and foreign investors. We believe this expansion will serve to strengthen our capacity to attract and retain clients.

Explore strategic alliances and partnerships. We intend to continue exploring strategic partnerships and alliances that will: (1) enhance our competitive position in new markets; (2) increase the range of services we currently offer; (3) expand our client base; (4) reduce our cost structure; (5) improve efficiency of our technology infrastructure; and (6) consolidate our leadership position in Brazil and Latin America.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

15.01 – ENVIRONMENTAL MATTERS

We do not engage in business activities that that significantly impact the environment or that may be considered hazardous or dangerous pursuant to the applicable legislation. For this reason, we have not expressly adopted international standards for protection of the environment.

Brazilian Carbon Market

In 2004, we established the Brazilian Carbon Market, or MBRE, in cooperation with the Ministry of Development, Industry and Foreign Trade. We have developed the following projects within the scope of this program:

- *Carbon facility.* An electronic system, accessed via the Internet, used to register greenhouse effect gas emission reduction projects in line with the Kyoto Protocol's Clean Development Mechanism, or CDM. The goal is to facilitate access for potential buyers of Certified Emission Reductions, or CERs, to carbon credit generating projects under the terms of the Kyoto Protocol; and

- *Carbon credit trading system.* An electronic environment for carbon credit transactions designed to trade CERs derived from projects developed in the context of the Kyoto Protocol. The transactions are currently carried out via electronic auctions over the Internet. The auctions are scheduled by us at the request of the selling participants and are physically settled. We do not act as a central counterparty for such transactions.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

16.01 – LEGAL PROCEEDINGS

LAWSUITS VALUED AT OVER 5% OF NET EQUITY OR NET PROFIT

1 - ITEM	2 - DESCRIPTION	3 - % of NET EQUITY	4 - % of NET PROFIT	5 - PROVISION	6 - AMOUNT ACCRUED (Thousand Reais)	7 - TOTAL AMOUNT OF CLAIMS (Thousand Reais)
8 - NOTES						
01	LABOR	0.21	0.84	YES	1,609.9	2,644.0
02	TAX	2.95	11.62	YES	22,201.3	37,805.3
03	OTHER	780.70	0.0	YES	2,800.0	10,003,100.0

Our subsidiary BVRJ, along with BOVESPA, is a defendant in a lawsuit brought by Mr. Naji Robert Nahas, Selecta Participações e Serviços S/C Ltda. and Cobrasol — Companhia Brasileira de Óleos e Derivados seeking payment of compensation damages and indemnification for pain and suffering due to alleged losses in the stock market in June 1989. BM&F is not a defendant in this lawsuit, and is not liable for any amount in excess to its investment in BVRJ, valued at approximately R$48 million. Based on the opinion of counsel, we believe we have a remote chance of losing this lawsuit since the plaintiffs failed to indicate any specific irregular conduct of BVRJ that could result in liability for payment of damages by BVRJ.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

17.01 – RELATED PARTY TRANSACTIONS

We believe all out transactions with related parties are carried out on an arms-length basis, in accordance with ordinary market practices.

Transactions with related parties were performed based on market based terms and conditions. The balances were as follows:

	Nine-month periods ended September 30,			
	2007		2006	
BM&F	Assets/ (Liabilities)	Income/ (Expense)	Assets/ (Liabilities)	Income/ (Expense)
			(Unaudited)	
Bolsa de Valores do Rio de Janeiro-BVRJ				
Accounts payable/receivable	(689)		(487)	
Administrative and general expenses				
Social contribution on equity memberships		(356)		(356)
Banco BM&F				
Cash and cash equivalents	23,643		20,073	
Accounts receivable	285		305	
Administrative and general expenses				
Recovery of expenses		1,910		1,791
Bolsa Brasileira de Mercadorias				
Accounts payable	(88)		(67)	
Administrative and general expenses				
Minimum contribution on own memberships	—	(576)	—	(702)
Bolsa Brasileira de Futuros-BBF				
Non-operating expenses				
Subsidy to subsidiary companies	—	(19)	—	(45)
Bolsa de Mercadorias de São Paulo-BMSP				
Non-operating expenses				
Subsidy to subsidiary companies	—	(1)	—	(33)
Bolsa de Valores do Rio de Janeiro-BVRJ				
Guarantee Fund of BVRJ				
Accounts receivable	728	—	551	—
Bolsa Brasileira de Futuros-BBF				
Guarantee Fund of BBF				
Accounts payable	(189)	—	(189)	—
Bolsa de Mercadorias de São Paulo-BMSP				
Caixa Nacional de Liquidação				
Accounts receivable	2,566	—	2,566	—

Our relations with parties defined as related parties derive from past decisions based on operating or strategic reasons. Accordingly, the transactions reflected in the above table refer principally to infrastructure shared for instrumental purposes or to fulfill common interests. Because establishing such relations was the result of deliberations at either members' or shareholders' meetings, or at board meetings', the decision making process we adopt in respect of these parties is the same we adopt in other similar decisions, provided we are careful to enter into transactions on an arms-length basis, in accordance with ordinary market practices.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

18.01 – BYLAWS

BYLAWS OF BOLSA DE MERCADORIAS E FUTUROS - BM&F SA
The Brazilian Mercantile & Futures Exchange - BM&F SA
(Free translation of the original in Portuguese approved by the Extraordinary Shareholders' Meeting of September 26, 2007, as amended by the Extraordinary Shareholders' Meeting of February 26, 2008)

CHAPTER I - NAME, REGISTERED OFFICE, CORPORATE PURPOSES AND TERM

Article 1. Bolsa de Mercadorias e Futuros - BM&F S.A ("BM&F" or "Company") is a publicly-held company which is authorized by the Brazilian Securities & Exchange Commission ("CVM") to run organized securities markets, under the governance of these Bylaws and the provisions set forth in all applicable legal and regulatory

provisions.

Article 2. The registered office of the Company is in the City of São Paulo, State of São Paulo, Brazil. By resolution of its Executive Board, BM&F may also open branches and subsidiaries and set up offices or facilities at any other location in Brazil or abroad.

Article 3. The Company's purposes are:

I. To register, clear and settle by physical delivery and cash settlement the trades executed in its auction systems and/or registered in any of its trading or registration systems by means of an in-house department or an organization created for that purpose;

II. To organize, provide the functioning of, and develop free and open markets for the trading of any kind of securities and/or contracts, for prompt and future delivery, that are based on or have as underlying assets financial instruments, indices, indicators, rates, commodities, foreign currencies, energy, transportation, climate and environmental commodities, as well any other securities or rights directly or indirectly linked to such assets;

III. To maintain standardization, grading/classification, analysis, price quotation, statistics, education, professional training, study, publication, information, library and application software services covering the topics of interest to both BM&F and the participants in the markets it manages;

IV. To render fungible and non-fungible custody services for commodities and securities, and for any other physical commodities or financial assets;

V. To hold an equity interest as a partner or a shareholder in other companies or organizations, subject to the provisions set forth in current regulations; and

VI. To undertake other activities related to the business conducted by BM&F, in order to achieve in a broad sense its corporate purposes.

Paragraph 1. Within the scope of the powers and duties with which it is vested by Law No. 6,385/1976 and current regulations, BM&F shall:

I. Authorize, by issuing access rights for trading, registration and clearing systems ("Access Rights"), individuals and legal entities to perform transactions for their own account or for the account of third parties in the auction and/or trading systems operated by the Company, and/or to register, clear and settle the transactions carried out in its systems and/or registered in its trading, registration, clearing and settlement systems, whether or not such individuals and legal entities are the Company's shareholders, but provided they (a) meet current legal and regulatory requirements, as well as the requirements set forth herein and in the Access Rules for the markets operated by BM&F ("Access Rules") and (b) have their application for admission approved by the Board of Directors;

II. Enact rules and regulations in order to preserve equitable business and trading principles and high ethical standards for the persons who act directly or indirectly thereat, as well as regulate trading and solve operational issues that are of interest to the participants in the markets it operates;

III. Regulate the activity of Access Rights holders and of the other participants in the markets it operates;

IV. Establish mechanisms and rules and regulations to ensure the participants in the markets it manages of the fulfillment of all obligations which are assumed as the result of the transactions executed and/or registered in any of its trading, registration, clearing and settlement systems;

V. Monitor trades executed in its auction systems and/or registered in any of its trading, registration, clearing and settlement systems, as well as all other transactions under BM&F regulation;

VI. Monitor Asset Right holders whenever they act as clients and/or render intermediation services for the transactions executed in its auction systems and/or registered in any of its trading, registration, clearing and settlement systems, as well as for all other transactions under BM&F regulation; and

VII. Apply penalties to violators of legal, regulatory and operating rules whose compliance must be supervised by BM&F.

Paragraph 2. BM&F may also provide registration, clearing, physical delivery and cash settlement for the transactions executed at other exchanges, markets, or trading systems by means of an in-house department or an organization created for that purpose.

Paragraph 3. As a means to fulfill its corporate purposes, BM&F may provide Asset Right holders with technical, market, administrative and managerial support, as well as educational, promotional and publishing activities related to its corporate purposes and the markets it manages, besides rendering market development services.

Article 4. The Company is established for an indefinite period of time.

CHAPTER II - CAPITAL STOCK, SHARES AND SHAREHOLDERS

Article 5. The subscribed and paid-in capital stock is one billion ten million seven hundred eighty-five thousand eight hundred Brazilian *reais* (R$1,010,785,800.00), divided into one billion ten million seven hundred eighty-five thousand eight hundred (1,010,785,800) common shares without par value.

Sole paragraph. The capital shall at all times be exclusively divided into common shares. The issuance of preferred stock is not permitted.

Article 6. By resolution of its Board of Directors, the Company is authorized to increase its capital stock up to one billion and one hundred million (1,100,000,000) common shares, regardless of any amendments hereto.

Paragraph 1. In the event referred to in this article, the Board of Directors shall define the issuance price and the number of shares to be issued, as well as the time frame and conditions for the corresponding payment.

Paragraph 2. Subject to the limitation on the authorized capital, the Board of Directors may decide to issue subscription bonuses.

Paragraph 3. Subject to the limitation on the authorized capital and in conformity with the plans adopted in a Shareholders' Meeting, the Board of Directors may grant a call option or a subscription right to the Company's managers and employees, as well as to managers and employees of other organizations under direct or indirect control of the Company, without extending preemptive rights to shareholders.

Paragraph 4. At the discretion of the Board of Directors, the period for the exercise of any preemptive rights may be excluded or reduced when issuing shares, convertible debentures and subscription bonuses through a stock exchange sale or a public offer, or even through an exchange for shares in a tender offer, pursuant to law.

Article 7. Any shareholder's delay in paying in subscribed capital shall impose an interest charge of one percent (1%) per month, monetary adjustment and a ten percent (10%) fine calculated on the value of the corresponding obligation, without prejudice to other applicable legal sanctions.

Article 8. All shares issued by the Company shall be in book entry form and they shall be maintained in a deposit account held at a CVM-authorized financial institution on behalf of their respective holders.

Sole paragraph. Shareholders may be directly charged by the registrar for the transfer and registration cost, as well as for the cost of the share registration service, as defined in the corresponding agreement.

Article 9. Each common share shall be entitled to one vote at any Shareholders' Meeting. No single shareholder or

Group of Shareholders is entitled to vote with more than seven point five percent (7.5%) of the total number of common shares into which the Company's capital stock is divided, subject to the provisions of articles 15, paragraph 1, and 71, item IV, hereof.

Paragraph 1. For the purposes hereof, a Group of Shareholders shall be defined as two or more shareholders in the following situations:

I. The shareholders are parties to a voting agreement;

II. One shareholder, either directly or indirectly, is a shareholder or a company that controls the other shareholder(s);

III. The shareholders are directly or indirectly controlled by the same person or group of persons, whether shareholders or not;

IV. The shareholders are associated companies, pursuant to the definitions in article 243, paragraph 1, of Law No. 6,404/1976; or

V. The shareholders form a company, association, foundation, cooperative entity, trust, fund or investment portfolio, group of rights, or any other forms of organization or enterprise: (i) with the same managers; or (ii) whose managers form an organization which is either directly or indirectly controlled by the same person or group of persons, whether shareholders or not; or (iii) whose actions represent the same interest even when their managers are not the same.

Paragraph 2. In the case of investment funds with the same manager, only those funds whose decisions concerning the exercise of voting rights at a Shareholders' Meeting are under the responsibility of said manager on a discretionary basis, pursuant to their respective regulations, shall be considered part of a Group of Shareholders.

Paragraph 3. In the case of a shareholders' agreement dealing with voting rights, all of its signatories shall be considered part of a Group of Shareholders for the purposes of the application of the limitation provided in this article to the maximum percentage of the vote.

Paragraph 4. The Chairperson of a Shareholders' Meeting shall diligently enforce the rules provided in this article and report the number of votes that may be cast by each attending shareholder or Group of Shareholders.

Article 10. Each shareholder or Group of Shareholders shall disclose, by sending a notice to the Company containing the information referred to in article 12 of CVM Instruction No. 358/2002, (a) the acquisition of shares which, added to the number of shares previously held, exceeds five percent (5%) of the Company's capital, or (b) after the above mentioned percentage is reached, the acquisition of an additional two and a half percent (2.5%), or multiples thereof, of the Company's capital.

Paragraph 1. In the event that the acquisition of shares results in a change, or has been made with the purpose to change the Company's ownership control or management structure, and in the event that said acquisition results in the obligation to launch a tender offer pursuant to the provisions set forth in Chapters VIII and IX hereof and to current legislation and regulations, the acquiring shareholder or Group of Shareholders shall also need to publish, in the major newspapers customarily used by the Company, a notice containing the information referred to in article 12 of CVM Instruction No. 358/2002.

Paragraph 2. The obligations provided in this article also apply to the holders of convertible debentures, subscription bonuses and call options securing the acquisition of shares to their holders in the proportions provided herein.

Paragraph 3. The shareholders or Groups of Shareholders shall also publish a notice, in the manner provided in this article, disclosing the sale or extinction of shares and other securities referred to in the preceding paragraph whenever their equity interests decrease by five percent (5%) of the total number of shares issued by the Company, or whenever their equity interests reach five percent (5%) of the capital stock.

Paragraph 4. Breach of the provisions set forth in this article shall subject violator(s) to the penalties provided in article 11 hereof.

Paragraph 5. Upon receipt of the notices provided in this article, the Investor Relations Officer shall forward them to the CVM and the stock exchanges where the securities issued by the Company are traded.

Article 11. The Shareholders' Meeting may suspend the exercise of rights, including voting rights, of the shareholder or Group of Shareholders who fails to meet any legal or regulatory obligations or any obligations hereunder.

Paragraph 1. Shareholders representing at least five percent (5%) of the capital stock may call the Shareholders' Meeting provided in this article whenever the Board of Directors fails to call a meeting within eight (8) days after a request from the shareholders, by specifying the unfulfilled obligation and the name of the noncompliant shareholder or Group of Shareholders.

Paragraph 2. The shareholder or Group of Shareholders whose rights are under deliberation at the Shareholders' Meeting shall be precluded from voting in said meeting.

Paragraph 3. The Shareholders' Meeting that approves suspension of a shareholder's rights shall also establish, among other details, the degree and term of the suspension. Supervision and information rights, which are both guaranteed by law, cannot be suspended.

Paragraph 4. The suspension of rights shall cease as soon as the obligation is fulfilled.

CHAPTER III - SHAREHOLDERS' MEETINGS

Article 12. Shareholders' Meetings shall have their powers and duties provided by law and they shall be held annually during the first four months subsequent to the ending of the fiscal year, in order to resolve the items referred to in article 132 of Law No. 6,404/1976. Extraordinary Shareholders' Meetings shall also be held whenever the Company's interests so require.

Paragraph 1. Shareholders' Meetings have the power to resolve upon all Company-related business, and to make any decisions deemed necessary for the Company's interests, with due regard to the autonomy of the self-regulatory structure provided in Chapter VI hereof.

Paragraph 2. The Extraordinary Shareholders' Meeting and the Annual Shareholders' Meeting may be called and convened jointly at the same place, on the same date and time, and the proceedings may be recorded in the same minutes.

Paragraph 3. The Shareholders' Meeting shall be called by the Board of Directors upon resolution of the majority of its members or in response to the events referred to herein and in the sole paragraph of article 123 of Law No. 6,404/1976.

Paragraph 4. The documents related to the business to be transacted at a Shareholders' Meeting shall be made available to the shareholders, at the Company's registered office, on the date of publication of the first notice of the meeting, except for the events which require that the documents remain at their disposal for a longer period, pursuant to current legislation or regulations.

Article 13. Except as otherwise provided by law, the presence of shareholders representing not less than one-fourth (1/4) of the capital stock shall constitute a quorum on first call at each Shareholders' Meeting. Any such meeting shall be held on second call with any number of attending shareholders.

Paragraph 1. The presence of shareholders representing not less than two-thirds (2/3) of the capital stock shall constitute a quorum on first call at an Extraordinary Shareholders' Meeting convened to transact any amendment

hereto. Said Extraordinary Shareholders' Meeting may be held on second call with any number of attending shareholders.

Paragraph 2. In order to attend a meeting, shareholders shall submit, no later than forty eight (48) hours before such meeting, their respective ID document and, as the case may be: (i) a supporting document issued by the registrar within the five (5) days preceding the meeting; (ii) a duly executed proxy statement; and/or (iii) in regard to shareholders who participate in the fungible custody service for nominative shares, a statement containing their corresponding equity interest issued by the proper custodian.

Article 14. Shareholders' Meetings shall be presided over by the Chairperson of the Board, or in his or her absence or inability by the Vice Chairperson of the Board, or in his or her absence by a shareholder chosen at the meeting.

Sole paragraph. The Chairperson of each Shareholders' Meeting shall choose a secretary for the meeting.

Article 15. Except as otherwise provided by law and subject to the provisions set forth in articles 9 and 74, paragraph 3, hereof, the resolutions of each Shareholders' Meeting shall be adopted by majority vote of the attending shareholders. Blank ballots shall not be counted.

Paragraph 1. The resolution of a Shareholders' Meeting concerning the amendment or exclusion of the provisions set forth in article 70 hereof, which limits the shareholders' right in the Tender Offer referred to therein, shall be adopted by the absolute majority vote of the attending shareholders, each shareholder counting only one vote, regardless of said shareholder's equity interest.

Paragraph 2. A Shareholders' Meeting may only resolve items of the agenda previously defined in its corresponding notice. General business items not included in the relevant agenda cannot be resolved at a Shareholders' Meeting.

Paragraph 3. The proceedings and resolutions of a Shareholders' Meeting shall be entered in the minutes of such meeting, which shall be signed by the presiding participants and attending shareholders.

Article 16. In addition to the powers and duties provided by law or these Bylaws, the Shareholders' Meeting shall also:

I. Elect and remove the members of the Board of Directors and the members of the Fiscal Council, if active;

II. Determine the annual aggregate compensation of the Board Directors and the Executive Board, and of the Fiscal Council, if active;

III. Review management accounts and examine, discuss and vote on the annual financial statements;

IV. Deliberate on the proposal submitted by the management for the distribution of the annual profits and dividend;

V. Approve stock option or subscription grant plans for managers and employees, as well as for managers and employees of other companies under direct or indirect control of the Company;

VI. Deliberate on the proposal for the Company's delisting from the *Novo Mercado* segment of the São Paulo Stock Exchange ("BOVESPA");

VII. Resolve on the proposal for the Company's deregistration with the CVM; and

VIII. In the event of deregistration or delisting, select a specialized company from among the companies indicated by the Board of Directors to prepare an appraisal report of the Company's shares, as provided in Chapter IX hereof.

CHAPTER IV - MANAGEMENT

SECTION I – PROVISIONS APPLICABLE TO ALL MANAGEMENT BODIES

Article 17. The Company shall be managed by the Board of Directors and the Executive Board.

Sole paragraph. The Directors and Officers shall take office within thirty (30) days after their respective elections by signing the tenure recorded in the corporate books and the compliance commitment agreement ("Statement of Consent from Managers") referred to in the *Novo Mercado* Listing Regulation, and they shall hold office until their successors take office.

Article 18. The Shareholders' Meeting shall determine the aggregate amount of compensation payable to the members of the Board of Directors and the Executive Board specifying the portion to be designated to each board.

Paragraph 1. Subject to the amount defined by the Shareholders' Meeting, as provided in this article, the Board of Directors shall determine the compensation payable to the Chief Executive Officer, who shall then fix the individual compensation of each Officer.

Paragraph 2. The Shareholders' Meeting may also set up a profit sharing plan for the Directors and Officers.

Paragraph 3. The Directors and Officers shall only be entitled to participate in a profit sharing plan, as provided in the preceding paragraph, related to the fiscal years where shareholders are granted the mandatory dividend referred to in article 202 of Law No. 6,404/1976.

SECTION II – BOARD OF DIRECTORS

Subsection I – Composition

Article 19. The Board of Directors shall consist of not less than seven (7) and no more than eleven (11) Directors elected at the Shareholders' Meeting, who shall also be shareholders.

Paragraph 1. In addition to meeting legal and regulatory requirements, only candidates who also meet the following conditions shall be eligible for the Board Directors, except when they are otherwise discharged from these conditions by the Shareholders' Meeting:

I. Be over twenty-five (25) years of age;

II. Have a spotless reputation and knowledge and experience in the operation of the markets operated by BM&F;

III. Not be a spouse, a companion, or a first or second-degree relative of a person holding a management position or of anyone who has an employment relationship with BM&F; and

IV. Not hold a position in a company that might be considered a BM&F competitor and not hold nor represent a conflict of interest with BM&F. A conflict of interest with BM&F will be presumed if a Director: (a) is elected by a shareholder and has also been elected as a member of the board of directors of a competing company; and (b) has a subordinate relationship with the shareholder who elected him/her.

Paragraph 2. The Board of Directors shall include a majority of independent members ("Independent Directors") who, in addition to fulfilling all legal and regulatory requirements and the provisions set forth in paragraph 1 of this article, shall also meet the following requirements:

I. Not to have held, during the twelve (12) months before taking office, a relationship: (i) with BM&F or its controlled companies and, as the case may be, with its direct or indirect controlling shareholders or with a company subject to said shareholders, joint direct or indirect control; (ii) with any of BM&F's managers, its controlled companies' or, as the case may be, with its controlling companies' managers; (iii) with holders of Access Rights; (iv) with shareholders or Groups of Shareholders holding more than ten percent (10%) of the BM&F voting capital; and

II. Not to hold more than one percent (1%) of the capital stock of the Company

Paragraph 3. In addition to the requirements set forth in the preceding paragraph, at least twenty percent (20%) of the Board Directors shall also meet the requirements established for independent members in the *Novo Mercado* Listing Regulation. Board members who are elected under the provisions set forth in paragraphs 4 and 5 of article 141 of Law No. 6,404/1976 shall also be considered Independent Directors.

Paragraph 4. In addition to the requirements set forth in the preceding paragraphs, the Board of Directors cannot include more than one member related to the same holder of an Access Right or to the same entity or economic and financial conglomerate or group.

Paragraph 5. For the purposes of this article, a person shall be deemed related if he/she:

I. Has an employment relation or a relation created by a professional service agreement, or participates in any management, consulting, supervisory or deliberative body;

II. Holds a direct or indirect stake in the voting or total capital stock of ten percent (10%) or more; and

III. Is a spouse, a companion, or a first or second-degree relative.

Paragraph 6. For the purposes of the provisions set forth in this article, a person shall not be deemed related if he/she participates in any management or supervisory body as an independent member.

Subsection II – Nomination and Compensation Committee

Article 20. The Board of Directors shall constitute on a permanent basis the Nomination and Compensation Committee, which shall consist of the Chairperson of the Board, the Chief Executive Officer and five (5) other Directors, three (3) of whom shall be Independent Directors.

Paragraph 1. The Nomination and Compensation Committee shall have the authority to:

I. Select and nominate the persons who, as the case may be, subject to legal requirements and those provided herein, are eligible by the Shareholders' Meeting or the Board of Directors as members of the Board of Directors, the Self-Regulation Board, the Audit Committee and the Regulatory Committee; and

II. Submit to the Shareholders' Meeting and the Board of Directors, as the case may be, instructions and guidelines to be followed when determining compensation and other benefits to BM&F managers and members of the Self-Regulation Board, the Audit Committee and the Regulatory Committee.

Paragraph 2. The Chief Executive Officer shall not vote at the Nomination and Compensation Committee meetings.

Subsection III – Election

Article 21. Except as otherwise provided in article 22, candidates must be included on slates in order to be elected to the Board of Directors.

Paragraph 1. In the election referred to in this article, only the following slates shall be eligible:

I. Those nominated by the Nomination and Compensation Committee; or

II. Those nominated by any shareholder or a Group of Shareholders as provided in paragraph 3 of this article.

Paragraph 2. On the date a Shareholders' Meeting is called to elect members to the Board of Directors, the

Nomination and Compensation Committee shall make available at the BM&F registered office a statement, which must be signed by each one of the candidates included on the slate nominated by the committee, containing: (i) the candidates' complete identification; (ii) a full description of their professional experience, which must also include all former professional activities and their professional and academic qualifications; (iii) type of professional relationship with BM&F sought by the candidates; and (iv) information on disciplinary actions or legal proceedings where the candidates have been found guilty, even if still subject to appeal.

Paragraph 3. At least five (5) days before the date of a Shareholders' Meeting, the shareholders or set of shareholders who wish to submit a new slate to run for election to the Board of Directors shall deliver to the Nomination and Compensation Committee statements signed by each one of their indicated candidates containing the information referred to in the preceding paragraph. The Nomination and Compensation Committee shall then disclose it in the BM&F Website and send notice to the CVM and to all stock exchanges on which securities issued by the Company's securities are admitted for trading, informing that the documents related to the eligible slates are available to shareholders at the Company's registered office.

Paragraph 4. The same person may take part in one or more slates, including the slate nominated by the Nomination and Compensation Committee.

Paragraph 5. Each shareholder can only vote for a single slate, and the cast votes shall be counted subject to the limitations provided in article 9 hereof. The candidates on the slate which receives the greatest number of votes at a Shareholders' Meeting shall be elected.

Article 22. In the election of members to the Board of Directors, shareholders representing no less than five percent (5%) of the capital stock may request the adoption of the multiple vote process, provided they do so not less than forty eight (48) hours prior to the date of the Shareholders' Meeting.

Paragraph 1. Immediately after receiving such request, the Company shall disclose it by means of the BM&F Website and by sending a notice to the CVM and to all stock exchanges where the Company's securities are admitted for trading, informing that the election shall be held through a multiple vote process.

Paragraph 2. Once the meeting is convened, the presiding participants shall, on the basis of the signatures contained in the Attendance Book, calculate the number of votes applicable to each shareholder or Group of Shareholders; provided that, subject to the limitation referred to in article 9 hereof, the number of Directors to be elected shall be multiplied by the number of shares that does not exceed the limit of seven point five percent (7.5%) of all shares issued by the Company.

Paragraph 3. The following shall be candidates to the Board of Directors in the election referred to in this article: (i) those included on the slate nominated in the manner provided in paragraph 1 of article 21 hereof; and (ii) other candidates that may be nominated by any other attending shareholder; provided that the statements signed by such candidates containing the information referred to in paragraph 2 of article 21 hereof are submitted to the meeting.

Paragraph 4. Each shareholder or Group of Shareholders shall be entitled to concentrate the votes to which such shareholder or Group of Shareholders is entitled under paragraph 2 of this article on a single candidate, or split them among several candidates, and the candidates who receive most votes shall be elected.

Paragraph 5. Positions that are not filled due to a tie shall be subject to a new vote through the same process, and the number of votes to which each shareholder or Group of Shareholders is entitled shall be adjusted in accordance with the number of positions to be filled.

Paragraph 6. Whenever an election follows the multiple vote process, removal of any Director in a Shareholders' Meeting shall result in the removal of all other Directors and a new election shall be held; in all other cases of vacancy, the first Shareholders' Meeting shall elect all members to the Board of Directors.

Paragraph 7. In the event that the Company becomes controlled by a shareholder or a controlling group, as defined in article 116 of Law No. 6,404/1976, shareholders representing ten percent (10%) of the capital stock may

require, in the manner provided in paragraphs 4 and 5 of article 141 of Law No. 6,404/1976, that the election of one of the members to the Board of Directors be held separately, in which case the provisions set forth in article 21 hereof shall not apply.

Subsection IV – Term of Office

Article 23. Directors shall have a unified term of office of two (2) years. Reelection for successive terms of office is permitted.

Paragraph 1. Directors who unjustifiably miss three (3) consecutive meetings of the Board or any five (5) meetings in a given year shall be removed from the Board.

Paragraph 2. Any Director who no longer meets the requirements set forth in article 19 hereof, either as a result of a subsequent event or due to a fact unknown at the time of their election, shall be immediately replaced.

Paragraph 3. The term of office of a Director who resigns shall terminate when the resignation is presented to the Board of Directors.

Paragraph 4. Subject to the provisions of paragraph 6 of article 22 hereof, upon a vacancy in the Board of Directors, a substitute Director shall be nominated by the Nomination and Compensation Committee and elected by the other Directors to hold office until the next Shareholders' Meeting, when a new Director shall be elected to complete the term of office of the substituted Director. In the event of multiple vacancies constituting a majority of Board positions, a Shareholders' Meeting shall be held no later than fifteen (15) days subsequent to the date said vacancies occurred, in order to elect the successors, who shall then complete the terms of office of the substituted Directors.

Subsection V – Chairperson and Vice Chairperson of the Board

Article 24. The Board of Directors shall elect a Chairperson and a Vice Chairperson from among its members, and their election shall be held at the first Board meeting after the Directors take office.

Sole paragraph. The Chief Executive Officer cannot be elected for the positions of Chairperson and Vice Chairperson, even when he or she is also a Board member.

Article 25. In addition to other powers and duties provided by law and by these Bylaws, the Chairperson of the Board of Directors shall also:

I. Hold and preside over the Shareholders' Meetings and the Board meetings; and

II. Convene and preside over the Advisory Board meetings.

Article 26. The Vice Chairperson of the Board shall replace the Chairperson in case of a permanent vacancy or temporary impediment.

Paragraph 1. In case of a temporary impediment of the Vice Chairperson, the Chairperson shall appoint a substitute Vice Chairperson from among the other Board members, subject to the provisions of the sole paragraph of article 24 hereof.

Paragraph 2. In case of a permanent vacancy of the Vice Chairperson, the Board of Directors shall appoint from among its members a Director to fill the position, subject to the provisions of the sole paragraph of article 24 hereof.

Subsection VI – Meetings

Article 27. The Board of Directors shall meet on a regular basis once a month and on a special basis whenever called by its Chairperson or by two-thirds (2/3) of its members.

Paragraph 1. Meetings shall be called by written notice containing the time, date and place of the meeting, as well as a short description of the agenda, which must be sent to each Director at least three (3) business days before the date of the meeting.

Paragraph 2. The meetings of the Board of Directors may be held by telephone, videoconference, or by any other means of communication which allow for the identification of the member and his or her/her simultaneous communication with all other persons attending the meeting.

Paragraph 3. Irrespective of the formalities provided herein, a meeting shall be deemed regular when it is attended by all members of the Board of Directors, either in person or in the manner provided in the preceding paragraph.

Paragraph 4. In the event that the Chief Executive Officer is not a member of the Board of Directors, he or she shall be called to attend the meetings of the Board, in order to participate in the discussions and give opinions.

Article 28. Board meetings shall be held with the attendance of not less than half of the Directors and shall deliberate by a simple majority vote of the attending members.

Paragraph 1. The resolutions adopted by the Board of Directors shall be entered in the minutes of its meetings.

Paragraph 2. A Board Director shall not have access to information or participate in meetings where any of the agenda items has or represents a conflict of interest of such member with an interest of the Company.

Subsection VII – Powers and Duties

Article 29. In addition to other powers and duties provided by law, by these Bylaws, or by the Access Rules, the Board of Directors shall also:

I. Define the Company's general business guidelines and monitor their enforcement;

II. Convene Shareholders' Meetings;

III. Approve the Access Rules as well as the other regulatory, operating and settlement rules that shall govern and define the trades executed with the securities and contracts admitted to be traded at BM&F and/or registered in any of its trading, registration, clearing and settlement systems;

IV. Approve the creation of an internal body, the incorporation of a company, or the retention of third parties to provide registration, clearing and settlement services in relation to the trades executed on the markets referred to in item II of article 3 hereof;

V. Approve the rules and regulations of the Clearinghouses and their respective amendments;

VI. Elect and remove the Chief Executive Officer and the other Officers, subject to the provisions of article 30 hereof, and approve the Executive Board Charter;

VII. Oversee the activities of the Chief Executive Officer and the other Officers, and at any time review the Company's books and papers and request information concerning agreements executed or to be executed and any further actions;

VIII. Elect and remove the members of the Self-Regulation Committee and the Self-Regulation Officer; as provided by these Bylaws and current regulations, and determine their compensation;

IX. Appoint from among its members the members of the Nomination and Compensation Committee and the other Committees established by the Board of Directors;

X. Approve the BM&F Market Participants' Ethics Code ("Ethics Code"), which shall contain rules of conduct required for good operation of BM&F and the maintenance of high ethical trading standards on the markets it manages, and elect the members of the Ethics Committee;

XI. Establish the penalties that may be applied in the event of any violation of rules whose compliance must be supervised by BM&F;

XII. Resolve on the granting of Access Rights;

XIII. Resolve on the suspension and cancellation of Access Rights, including in case of a change of control or a change of management of the Access Right holders, without prejudice to the possibilities of Access Rights' suspension and cancellation due to penalty applications by the Self-Regulation Committee;

XIV. Declare the total or partial suspension of BM&F trading activity or that of the markets it operates in the event that a situation of serious emergency arises that may affect the regular operation of market activities and the performance of one or more contracts, in which case the Board of Directors may determine an exceptional treatment for the performance and/or settlement of such contracts, as well as the manner, quantity, deadline and price for their mandatory settlement;

XV. Create other consulting bodies, committees, work groups, or other forms of associations, in addition to the committees and other advisory bodies provided herein, for the purpose of assisting the Board of Directors in the exercise of its functions, and/or in the study, review and proposal of new trading methods and market segments, as well as the improvement of the existing ones;

XVI. Review and approve the rules for the creation and operation of BM&F Arbitration Panel;

XVII. Choose and remove independent auditors, subject to the provisions of item I of article 42 hereof;

XVIII. Submit the Management Report, the accounts of the Executive Board and the financial statements relating to each fiscal year with its opinion to the Shareholders' Meeting;

XIX. Approve the annual budgets and the annual and multi-annual business and investment plans, which shall be submitted separately for the BM&F self-regulatory activities and for the other Company activities, as defined in Chapter VI hereof,

XX. Review the reports prepared by the Self-Regulation Department and deliberate on the necessary measures to be taken based on the contents thereof;

XXI. Approve the annual report concerning risk control systems, as referred to in item III of article 38 hereof;

XXII. Judge the appeals referred to in these Bylaws and in other current regulations, and define their deadlines and effects;

XXIII. Deliberate about the acquisition by the Company of its own shares to be held in its treasury and/or for further cancellation or sale;

XXIV. Resolve on the participation by BM&F in other companies, as well as in charitable associations and organizations, subject to the participations resulting from the Company's financial investment policy and further subject to the provisions of item V of article 3 hereof;

XXV. Deliberate about the issuance of nonconvertible unsecured debentures;

XXVI. Authorize the Company to pledge collateral for third party obligations;

XXVII. Prepare a list with three companies specializing in the economic valuation of company stock, in order to

prepare the Appraisal Report of the Company's shares in the event of deregistration and delisting, as provided in paragraphs 2 and 3 of article 74 hereof;

XXVIII. Approve the retention of a registrar for share registration services;

XXIX. Decide on the payment or credit to shareholders of interest on equity, pursuant to applicable legislation;

XXX. Approve the disposal or encumbrance of permanent asset items, the acquisition of permanent asset items, and the assumption of other financial commitments whenever the value of the assets disposed of, encumbered or purchased, or the value of the financial commitments assumed exceeds ten percent (10%) of the net annual income of the previous fiscal year;

XXXI. Approve borrowings and other forms of financing whenever, as a result of such borrowings or other forms of financing, the principal amount of all of the Company's outstanding borrowed and raised funds exceeds twenty percent (20%) of the net revenue of the previous fiscal year;

XXXII. Approve the creation of funds, to be formed by the contribution of Access Right holders, which shall be managed by BM&F, defining their composition and purposes, and regulating the events under which they shall be used and their corresponding procedures; and

XXXIII. Deliberate about the manner through which the funds which make up the "Guarantee Reserve for Trade Settlement," referred to in item II of paragraph 1 of article 65 hereof, shall be allocated to the funds and safeguards created by BM&F, also for the refund of losses resulting from transactions executed in the BM&F systems, regulating the events under which they shall be used and their corresponding procedures.

Paragraph 1. Decisions of the Board of Directors shall take the form of resolutions and shall be informed by the Chief Executive Officer to the market by means of Circular Letters, which shall be made available on the BM&F Website.

Paragraph 2. In the event of a serious emergency, the Chief Executive Officer may declare the measure referred to in item XIV of this article, in which case the Chief Executive Officer shall have to promptly notify his or her decision to the Board of Directors and the CVM.

Paragraph 3. An application for review of the resolutions referred to in item XII of this article must be submitted to the Shareholders' Meeting within thirty (30) days, and the Shareholders' Meeting shall make a final decision on the matter, subject to the provisions of current regulations.

Paragraph 4. Both the election and removal of the Self-Regulation Officer shall only be resolved by the Independent Directors.

Paragraph 5. The Access Rules and/or the other regulatory, operating and settlement rules to be approved by the Board of Directors, as provided in item III of this article, shall provide for and govern the following matters, among others:

I. The admission, suspension and exclusion from trading and/or registration of securities and contracts traded in BM&F's auction systems and/or in its trading, registration, clearing and settlement systems, as well as information to be provided in relation to suspended or excluded securities and contracts;

II. The conditions, rules and procedures for the issuance of Access Rights, and, insofar as CVM authorization has been obtained, the maximum number that may be issued for each Access Right category;

III. The rights, duties and responsibilities of holders per Access Right category, as well as the rules and criteria for their activities on the markets operated by BM&F;

IV. The obligation of Access Right holders to subject themselves to BM&F surveillance, and to provide the required

clarification and information;

V. The requirements, conditions and obligations that have to be fulfilled by those interested in the grant of Access Rights, which may differ for each category;

VI. The means for the disclosure of information on persons who intend to become Access Right holders and the deadline and manner for objections to be expressed by other Access Right holders and shareholders against such persons;

VII. The need for the Board of Directors to approve the admission of those interested in the grant of Access Right, regardless of the fulfillment of applicable legal and regulatory requirements;

VIII. The application of the procedure set forth in the preceding item to the cases of change of control and/or appointment of new managers whenever the Access Right holder is a legal entity;

IX. The impossibility to trade Access Rights under any circumstances;

X. The obligation for Access Right holders and other persons who participate in the BM&F trading systems or its Clearinghouses, or use their services, to pay the fees, commissions and contributions due to BM&F;

XI. The types of collateral to be provided by Access Right holders to secure any debts they might have with BM&F and the other participants in the markets operated by BM&F, as well as the order of preference in the foreclosure of collateral and how it should be foreclosed;

XII. The events whereby Access Rights which have already been granted may be suspended or cancelled and the corresponding rules and procedures to be adopted;

XIII. The transactions to be admitted to be traded in BM&F's auction systems and/or in any of its trading, registration, clearing and settlement systems, as well as the structure of surveillance to which trades shall be submitted; and

XIV. The existence of the BM&F Arbitration Panel with jurisdiction to decide on an exclusive basis, subject to the provisions of articles 79 and 80 hereof, any litigation (i) arising from the activities of Access Right holders and other Clearinghouses participants in the markets operated by BM&F, as well as their relevant clients; or (ii) relating to the securities and/or contracts referred to in item II of article 3 hereof.

Paragraph 6. In order to define the amounts of the funds and safeguards referred to in items XXXII and XXXIII of this article, the Board of Directors shall take into consideration the risk analyses and reports submitted by BM&F.

SECTION III – EXECUTIVE BOARD

Article 30. The Executive Board shall consist of not less than twelve (12) and no more than twenty five (25) Officers, one of whom shall be the Chief Executive Officer and all of whom shall be elected and removed by the Board of Directors, for a term of office of two (2) years. Reelection for successive terms of office is permitted.

Paragraph 1. Only the persons who, in addition to meeting all legal and regulatory requirements, satisfy the conditions provided in items I and II of paragraph 1 of article 19 shall run for election to the position of Chief Executive Officer.

Paragraph 2. All of the Officers shall be recommended to the Board of Directors by the Chief Executive Officer. In the event that the Board of Directors does not approve the recommendations of the Chief Executive Officer, new names shall be submitted until they are approved by the Board of Directors.

Paragraph 3. The Chief Executive Officer shall determine the immediate removal of any Officer, until the Meeting of the Board of Directors where the matter shall be examined is held.

Paragraph 4. During their respective terms of office, the Chief Executive Officer and the other Officers shall not maintain any relationship, as defined in paragraph 5 of article 19 hereof, with Access Right holders or with shareholders or Groups of Shareholders holding ten percent (10%) or more of the BM&F voting capital.

Article 31. The Chief Executive Officer shall be replaced:

I. In the event of absence or impediment, by the Officer appointed by Chief Executive Officer;

II. In the event of absence for a period shorter than one hundred and twenty (120) days, by the Officer appointed by the Board of Directors in a meeting held especially for this purpose; or

III. In the event of vacancy or absence for a period equal to or longer than one hundred and twenty (120) days, the Board of Directors shall be called to elect a new Chief Executive Officer, pursuant to the provisions set forth herein.

Article 32. The other Officers shall be replaced:

I. In the event of impediment or absence for a period shorter than one hundred and twenty (120) days, by another Officer appointed by Chief Executive Officer; or

II. In the event of vacancy or absence for a period equal to or longer than one hundred and twenty (120) days, the Board of Directors shall be called to elect a new Officer, pursuant to the provisions set forth herein.

Article 33. The BM&F Executive Board shall consist of the Chief Executive Officer and the following Officers;

I. The Executive Officers, to be recommended by means of a proposition presented by the Chief Executive Officer and approved by the Board of Directors, which shall be in charge of the coordination of the activities of the other Officers submitted to them under the Executive Board Charter;

II. The Securities Clearinghouse Officer;

III. The Foreign Exchange Clearinghouse Officer;

IV. The Derivatives Clearinghouse Officer;

V. The Trading Officer;

VI. The Audit Officer;

VII. The Finance Officer; and

VIII. The Self-Regulation Officer.

Paragraph 1. Subject to the provisions of article 30 hereof, the Chief Executive Officer may present a proposition to the Board of Directors for the nomination of other Officers without a specific designation herein.

Paragraph 2. The Board of Directors shall, based on a proposition to be presented by the Chief Executive Officer, appoint one of the Officers to hold the position of Investor Relations Officer.

Paragraph 3. The provisions set forth in this Section do not apply to the Self-Regulation Officer, whose election, removal, powers and duties are governed by articles 60 and 61 hereof.

Paragraph 4. Without prejudice to the specific powers and duties provided herein, the Officers listed in this article and those to be nominated pursuant to paragraph 1 shall have their powers and duties set forth in the Executive Board Charter.

Paragraph 5. The Officers nominated pursuant to paragraph 1 of this article may report directly to the Chief Executive Officer or to one of the Officers, who shall be in charge of the organization, structuring and coordination of their activities.

Article 34. The Executive Board shall carry out the policies and determinations of the Board of Directors under the coordination of the Chief Executive Officer and, subject to the specific powers and duties provided herein or in the Executive Board Charter, to take all actions required for the regular operation of BM&F and the achievement of its corporate purposes.

Paragraph 1. The representation of BM&F as a plaintiff or defendant, in and out of court, shall be exercised by the Chief Executive Officer.

Paragraph 2. The Chief Executive Officer may authorize other Officers to represent BM&F in specific actions and transactions, as well as appoint attorneys-in-fact for BM&F by specifying the powers and duties granted them in the relevant powers-of-attorney.

Paragraph 3. Powers-of-attorney shall always be granted for a limited time period, which shall not exceed one (1) year, except for the powers-of-attorney for representation in court.

Article 35. In addition to other powers and duties provided by these Bylaws and the Executive Board Charter, the Chief Executive Officer shall also:

I. Coordinate and oversee the activities of the Executive Officers and the other Officers, directing BM&F business and determining the procedures to be followed;

II. Propose to the Board of Directors the nomination of the Officers he or she deems necessary, subject to the provisions of articles 30 and 33 hereof;

III. Submit to the Board of Directors the Executive Board Charter and the amendments thereto;

IV. Approve the BM&F organizational chart, hiring and directing its executive body, technical personnel, assistants and consultants he or she deems appropriate or necessary, defining their positions, tasks, compensation and determining their powers and duties, subject to the guidelines imposed by the budget approved by the Board of Directors;

V. Create the Market Committee, defining its composition, functions and responsibilities, in order to assist him or her in operational and regulatory matters related to the markets managed by BM&F and the contracts traded;

VI. Create the Risk Committee referred to in paragraph 3 of this article, nominating the BM&F Officers that shall be its members;

VII. Create the Advisory Committees, the Technical Committees for Standardization, Classification and Appeals, and other committees, work groups and consulting bodies, defining their composition, functions and responsibilities;

VIII. Submit to the Board of Directors:

(a) the BM&F annual or multi-annual budgets and business and investment plans related to its activities that are not included in the concept of self-regulation established in Chapter VI hereof; and

(b) The report and financial statements of each ended semester, as well as interim balance sheets and monthly income balance sheets;

IX. Define the fees, commissions and contributions and any other costs to be charged to Access Right holders and third parties for the services and benefits arising from BM&F's functional, operational, regulatory, supervisory and

classification activities, and assure their full disclosure to the relevant parties;

X. Propose to the Board of Directors the regulatory, operational and settlement rules that shall govern and define the trades with securities and contracts admitted to be traded at BM&F and/or registered in any of its trading, registration, clearing and settlement systems;

XI. Subject to the provisions of item II of article 3 hereof and the rules approved by the Board of Directors, specify the securities and contracts that shall be admitted to be traded, registered, cleared and settled in the auction systems and/or in the systems operated by BM&F, as well as determine the suspension or the cancellation of the trading, registration, clearing and settlement of such securities and contracts;

XII. Whenever requested, provide CVM with information relating to the securities trades executed in BM&F's auction systems or registered in its trading, registration, clearing and settlement systems in the established period, manner and details, including the specification of the end clients;

XIII. Without prejudice to the activities carried out by the Self-Regulation Department, monitor in real time and supervise the trades executed in BM&F's auction systems and/or registered in any of its trading, registration, clearing and settlement systems;

XIV. Implement measures and adopt procedures to prevent transactions that may be characterized as infractions to legal and regulatory rules whose compliance must be supervised by BM&F;

XV. Determine on a cautionary basis, and without prejudice to the specific duties of the Self-Regulation Department, the suspension for no longer than ninety (90) days, which are extendable for the same period at the discretion of the Self-Regulation Officer, of the activities of Access Right holders in the events referred to in the Access Rules or in the other rules issued by the Board of Directors, or also in the event of an apparent violation of the Ethics Code, by notifying CVM, the Central Bank of Brazil and the Self-Regulation Officer forthwith;

XVI. Prevent trades from being executed in BM&F's auction systems and in the trading, registration, clearing and settlement systems operated by BM&F where there is evidence that such trades may be characterized as a violation of legal and regulatory rules whose compliance must be supervised by BM&F;

XVII. Cancel trades executed in BM&F's auction systems and/or registered in any of its trading, registration, clearing and settlement systems, provided they were not yet settled, as well as suspend their settlement in circumstances that may be characterized as a violation of legal and regulatory rules whose compliance must be supervised by BM&F;

XVIII. Define special procedures for any trades executed in BM&F's auction systems and/or registered in any of its trading, registration, clearing and settlement systems, as well as establish conditions for their settlement;

XIX. Promptly notify the Self-Regulation Officer about facts that may come to his or her knowledge that may be characterized as a violation of legal and regulatory rules whose compliance must be supervised by BM&F;

XX. Implement the penalties defined by the Self-Regulation Committee;

XXI. Inform the CVM immediately about the occurrence of events that affect, even on a temporary basis, the operation of the markets managed by BM&F;

XXII. Send to the CVM and the Self-Regulation Officer on a daily basis, by the subsequent day: (a) a report on the transactions that were subject to an auction or cancelled; (b) a report on the balance of individual positions in the future delivery markets; and (c) a report on the daily turnover in BM&F's auction systems and/or in its trading and registration systems, identifying the holders of Access Rights and end clients;

XXIII. Exercise the other functions to which he or she is assigned by the Board of Directors; and

XXIV. Issue Circular Letters to disclose the resolutions taken by the Board of Directors and the Executive Board.

Paragraph 1. The decisions made by the General Officer in the exercise of its powers and duties referred to in items XV through XVIII of this article shall be subject to an appeal by any party concerned to the Board of Directors within fifteen (15) days from the date said party is given notice of the decision. The appeal referred to in this paragraph shall not suspend the effects of the decision.

Paragraph 2. The deadline and effects of the appeal referred to in paragraph 1 of this article, as well as all the other events where an appeal is admitted, shall be established by the Board of Directors.

Paragraph 3. On exercising his or her duties, the Chief Executive Officer shall act jointly with the other Officers, subject to the powers and duties assigned each one of them, as provided in articles 36 through 40 hereof and in the Executive Board Charter.

Paragraph 4. The Risk Committee referred to in item VI of this article shall consist of the Officers referred to in article 40 hereof and other BM&F Officers appointed by the Chief Executive Officer, and it shall provide the Chief Executive Officer and the other Officers with technical assistance in the conduction of their activities, and it shall:

I. Analyze and discuss the macroeconomic scenario and its effects in terms of risk on the BM&F markets;

II. Define the scenarios and parameters to be used in the calculation of margin requirements;

III. Define the scenarios and parameters to be used in the valuation of assets eligible to meet margin requirements;

IV. Establish collateral types and/or amounts for the trades executed in BM&F's auction systems and/or registered in any of its trading, registration, clearing and settlement systems, which shall also be imposed on open interest;

V. Propose the collateral management policy;

VI. Review the leverage level of the system;

VII. Suggest criteria, limits and parameters for the credit risk control of market participants;

VIII. Assess and propose suggestions for the improvement of the risk management systems; and

IX. Make other analyses that it deems necessary concerning the matters referred to in this article.

Article 36. The Clearinghouse Officers shall have the following powers and duties:

I. Coordinate the activities of their Clearinghouse departments and link their respective systems;

II. Coordinate the process of registration and authorization to use the systems of the corresponding Clearinghouse;

III. Monitor and coordinate the trade analysis and acceptance process;

IV. Monitor and coordinate the collateral call, reception and management process;

V. Monitor and coordinate the trade settlement process, taking all necessary measures to ensure that payments are made;

VI. Take all applicable measures in the event of a payment delay, resorting to the available mechanisms and safeguards;

VII. Decide all matters of interest to their respective Clearinghouses, except for those that must be decided by the Chief Executive Officer and those referred to in article 40 hereof;

VIII. Take all necessary steps to enforce the decisions of the Chief Executive Officer and those taken during the meeting referred to in item 40 hereof; and

IX. Perform other functions to which they are assigned by the Executive Board Charter or by the Board of Directors.

Article 37. The Trading Officer shall have the following powers and duties:

I. Coordinate the auctions systems, including floor trading and electronic trading; and

II. Perform other functions to which he or she is assigned by the Executive Board Charter or by the Board of Directors.

Article 38. The Audit Officer shall have the following powers and duties:

I. Audit the BM&F control and internal audit systems, evaluating their effectiveness;

II. Verify the regularity of the procedures adopted in the preparation of the BM&F reports and annual and semiannual financial statements;

III. Prepare the annual report on the BM&F risk control systems and submit said report to the Audit Committee and the Board of Directors for review; and

IV. Perform other functions to which he or she is assigned by the Executive Board Charter or by the Board of Directors.

Sole paragraph. Whenever requested or deemed necessary and subject to the powers and duties of each body, the Audit Officer shall submit reports and information concerning the activities he or she carries out to the Board of Directors, the Audit Committee, the Self-Regulation Committee and the Self-Regulation Officer.

Article 39. The Financial Officer shall have the following powers and duties:

I. Prepare, jointly with the Chief Executive Officer, the annual or multi-annual budgets and business and investment plans related to the activities that are not included in the concept of self-regulation established in Chapter VI hereof;

II. Be accountable for the control of the execution of the budgets referred to in item I of this article;

III. Manage and invest the BM&F financial resources and submit a report to the Chief Executive Officer and the Board of Directors;

IV. Manage the Company's accounting, financial planning and fiscal/tax planning areas; and

V. Perform other functions to which he or she is assigned by the Executive Board Charter or by the Board of Directors.

Article 40. Without prejudice to the specific powers and duties of the Chief Executive Officer and the other Officers, the decisions referred to in paragraph 1 of this article shall be made in a meeting for which the following Officers shall be called: the Chief Executive Officer, the Clearinghouse Officers and Trading Officer.

Paragraph 1. The following matters shall be included for deliberation in the meeting referred to in this article:

I. Declaration of default of a participant in any of the Clearinghouses, and determination of the appropriate measures to be taken in accordance with applicable regulations;

II. Establishment of operational, credit and risk limits for direct or indirect Clearinghouse participants acting

individually or in concert, subject to the specific procedures of each Clearinghouse;

III. Definition of the procedures applicable to all Clearinghouses, as well as the procedures for their linkage with trading environments and the linkage of their risk management and collateral systems; and

IV. Determination for Access Right holders and their clients of the total or partial settlement of open interest in one or more markets.

Paragraph 2. The meeting referred to in this article shall be held whenever called by the Chief Executive Officer and its resolutions shall be adopted by the majority vote of the attending Officers. The Chief Executive Officer shall have the casting vote.

SECTION IV – SUPPORTING MANAGEMENT BODIES

Subsection I – Audit Committee

Article 41. The Audit Committee shall consist of not less than three (3) members, of whom at least two-thirds (2/3) shall be independent members, as defined in paragraph 2 of this article.

Paragraph 1. The members of the Audit Committee shall be nominated by the Nomination and Compensation Committee and elected by the Board of Directors.

Paragraph 2. The independent members of the Audit Committee shall meet the following requirements:

I. Have a knowledge of auditing, compliance, accounting, taxation and alike and/or experience in these activities;

II. Not be a member of the BM&F Board of Directors or Executive Board;

III. Not be a BM&F shareholder or a spouse or partner of a BM&F shareholder;

IV. Not be a member, a controlling shareholder, a manager or an employee of a BM&F shareholder; and

V. Fulfill the requirements set forth in paragraphs 1 and 2 of article 19 hereof.

Paragraph 3. The members of the Audit Committee shall be paid a compensation, to be proposed by the Nomination and Compensation Committee and approved by the Board of Directors, which shall be compatible with their responsibilities, the time devoted to their tasks, their skills and professional reputation, and to the market value of their services.

Paragraph 4. The members of the Audit Committee shall have a term of office of three (3) years, and they shall be eligible for continuance for successive terms of office.

Paragraph 5. One-third (1/3) of the members of the Audit Committee shall be elected each year.

Paragraph 6. During the course of their terms of office, the members of the Audit Committee can only be replaced in the following events:

I. Death or resignation;

II. Unjustified absence at three (3) consecutive meetings or at any six (6) meetings within the same year; or

III. Well-founded decision of the Board of Directors, as approved by the qualified quorum of seven (7) Directors, of whom at least three (3) shall meet the requirements set forth in paragraph 2 of article 19 hereof.

Paragraph 7. In the event of a vacancy in the Audit Committee, the substitute Director shall be elected by the Board of Directors following a recommendation by the Nomination and Compensation Committee and shall complete the term of office of the substituted Director.

Article 42. The Audit Committee reports to the Board of Directors and, in addition to other matters to be provided in the Access Rules, it shall also have the following powers and duties:

I. Recommend the independent auditors and the replacement of independent auditors to the Board of Directors and ratify the choice made;

II. Monitor the results of internal audits and propose any actions required for its improvement to the Board of Directors;

III. Analyze the management report and financial statements and make the recommendations it deems necessary to the Board of Directors;

IV. Review at least on a quarterly basis the periodic financial statements prepared by BM&F;

V. Assess the effectiveness and the sufficiency of the BM&F internal control structure and internal and independent audit processes, submit recommendations for the improvement of policies, practices and procedures it deems necessary;

VI. Advise the Board of Directors on BM&F's annual risk control system report;

VII. Opine on the proposals which the management bodies shall submit to the Shareholders' Meeting, involving changes in the capital stock, issuance of debentures or subscription bonuses, capital budgets, dividend distribution, change of legal form, acquisition, merger, or spin-off; and

VIII. Opine on matters submitted to it by the Chief Executive Officer or the Board of Directors, as well as on those it deems relevant.

Sole paragraph. At the end of each semester, the Audit Committee shall prepare a report at a minimum discussing:

I. The activities conducted during the period;

II. An analysis of the effectiveness of the BM&F control structures;

III. A review of the recommendations presented to the Board of Directors and evidence of their implementation;

IV. An evaluation of the effectiveness of the independent and internal audits; and

V. A quality evaluation on the financial reports corresponding to the period.

Article 43. The Audit Committee shall elect from among its independent members a Committee Coordinator who shall be in charge of representing, organizing and coordinating the Committee activities.

Paragraph 1. The Audit Committee shall meet at least once every two months, or upon request of any of its members.

Paragraph 2. For the purpose of discussing specific matters, the Coordinator of the Audit Committee may request through the Chief Executive Officer the attendance of members of the Executive Board at these meetings.

Paragraph 3. The decisions and opinions of the Audit Committee shall be approved by the majority vote of its members, and the Coordinator shall have the casting vote.

Paragraph 4. The decisions and opinions of the Audit Committee shall be entered in the minutes of its meetings.

Paragraph 5. The Audit Committee shall approve by the majority vote of its members an Internal Charter governing its operation.

Paragraph 6. In order to perform its functions, the Audit Committee shall have access to the information and administrative structure it deems necessary, as well as the means to retain an independent advisor.

Subsection II – Regulatory Committee

Article 44. The Regulatory Committee shall consist of not less than three (3) members, of whom at least two-thirds (2/3) shall be independent members, as defined in paragraph 2 of this article.

Paragraph 1. The members of the Regulatory Committee shall be nominated by the Nomination and Compensation Committee and elected by the Board of Directors.

Paragraph 2. The independent members of the Regulatory Committee shall meet the following requirements:

I. Have a knowledge of rulemaking and surveillance in the financial, capital and derivatives markets;

II. Not be a member of the BM&F Board of Directors or Executive Board; and

III. Fulfill the requirements set forth in paragraphs 1 and 2 of article 19 hereof.

Paragraph 3. The members of the Regulatory Committee shall be paid a compensation, to be proposed by the Nomination and Compensation Committee and approved by the Board of Directors, which shall be compatible with their responsibilities, the time devoted to their tasks, their skills and professional reputation, and to the market value of their services.

Paragraph 4. The members of the Regulatory Committee shall have a term of office of three (3) years, and they shall be eligible for continuance for successive terms of office.

Paragraph 5. One-third (1/3) of the members of the Regulatory Committee shall be elected each year.

Paragraph 6. During the course of their terms of office, the members of the Regulatory Committee can only be replaced in the following events:

I. Death or resignation;

II. Unjustified absence at three (3) consecutive meetings or at any six (6) meetings within the same year; or

III. Well-founded decision of the Board of Directors and approved by the qualified quorum of two-thirds (2/3) of its members.

Paragraph 7. In the event of a vacancy in the Regulatory Committee, the substitute Director, who shall complete the term of office of the substituted Director, shall be elected by the Board of Directors following a recommendation by the Nomination and Compensation Committee.

Article 45. The purposes of the Regulatory Committee are:

I. Whenever requested, to analyze and issue an opinion on the changes, proposed or implemented by the Legislative Branch or by regulatory agencies, through laws or regulations applicable to BM&F activities;

II. Whenever requested, to propose to the Board of Directors or the Chief Executive Officer the adoption of measures aimed at enhancing the exercise of rulemaking activities by BM&F and the content of the rules issued by

BM&F;

III. To analyze, discuss and issue opinions, whenever required, on specific matters or on the policies and guidelines which the Board of Directors or the Chief Executive Officer intend to adopt in the exercise of their market rulemaking activities and those of the BM&F managed systems; and

IV. Whenever requested, to propose changes to existing regulations, procedures and further rules issued by BM&F, as well as the creation of new rules.

Article 46. The Regulatory Committee shall elect from among its independent members a Committee Coordinator who shall be in charge of representing, organizing and coordinating the Committee activities.

Paragraph 1. The Regulatory Committee shall meet at least once every two months, or upon request of any of its members.

Paragraph 2. For the purpose of discussing specific matters, the Coordinator of the Audit Committee may request the Chief Executive Officer to order the attendance of members of the Executive Board at these meetings.

Paragraph 3. The decisions and opinions of the Regulatory Committee shall be approved by the majority vote of its members. The Coordinator shall have the casting vote, and these decisions and opinions shall be entered in the minutes of its meetings.

Paragraph 4. The Regulatory Committee shall approve by the majority vote of its members an Internal Charter governing its operation.

Paragraph 5. In order to perform its functions, the Regulatory Committee shall have access to the information and administrative structure it deems necessary, as well as the means to retain an independent advisor.

Paragraph 6. At the end of each semester, the Regulatory Committee shall prepare a report containing a description of its activities during the period.

Subsection III – Other Consulting Bodies

Article 47. Subject to the provisions of this article, the Board of Directors shall provide for the creation and regulate the functioning, powers and duties of the Advisory Board and the International Advisory Board to assist the BM&F management in the exercise of its duties:

(a) The Advisory Board;

(b) The International Advisory Board;

(c) The Advisory Committees; and

(d) Technical Committees for Standardization, Classification and Appeals.

Paragraph 1. The Advisory Board shall consist of the Chairperson of the Board of Directors, the former BM&F Board Chairpersons and the Chief Executive Officer, as its natural participants, and of members appointed by the Board of Directors from among former chairpersons of other exchanges and persons of renowned capacity, achievements and spotless reputation on the domestic political and economic scene. Whenever consulted by the Board of Directors, the Advisory Board shall provide an opinion on non-operational matters.

Paragraph 2. The International Advisory Board shall consist of the Chairperson of the Board of Directors and the Chief Executive Officer, as its natural participants, and of members appointed by the Board of Directors from among persons of renowned capacity, achievements and spotless reputation on the international political and economic scene. Whenever consulted by the Board of Directors, the International Advisory Board shall issue its opinion about issues concerning the international role of BM&F and its markets.

Paragraph 3. For his participation in any and all consulting bodies provided by or referred to in these Bylaws, the Chief Executive Officer does not receive any compensation.

CHAPTER V - FISCAL COUNCIL

Article 48. The Company shall have a Fiscal Council, consisting of three (3) to five (5) members and the same number of alternates, which shall operate on a non-permanent basis and shall only be installed by the Shareholders' Meeting upon request of shareholders representing the quorum required by law or the regulations issued by the CVM.

Paragraph 1. The members of the Fiscal Council shall be elected by the Shareholders' Meeting which approves the installation thereof and their terms of office shall always end at the Annual Shareholders' Meeting to be held subsequently to their election.

Paragraph 2. In the event that the Company becomes controlled by a shareholder or a controlling group, as defined in article 116 of Law No. 6,404/1976, the election of members to the Fiscal Council shall be subject to the provisions of paragraph 4 of article 161 of Law No. 6,404/1976.

Paragraph 3. The members of the Fiscal Council shall take office by signing the tenure recorded in the minutes of its meetings and the compliance commitment agreement ("Statement of Consent from Fiscal Council Members"), referred to in the *Novo Mercado* Listing Regulation.

Article 49. The Fiscal Council shall have the powers and duties to which it is assigned by Law No. 6,404/1976.

Article 50. In the event of absence or impediment, the members of the Fiscal Council they shall be replaced by their alternates.

Sole paragraph. In the event of vacancy in the position of a Fiscal Council member, his/her alternate shall hold office. In the event that there is no alternate, a Shareholders' Meeting shall be called to elect a member to complete the remaining term of office.

Article 51. The members of the Fiscal Council shall be paid a compensation, to be established by the Shareholders' Meeting, which for each member shall not be lower than ten percent (10%) of the average compensation paid to each Officer, not counting benefits, expense accounts and profit sharing arrangements.

CHAPTER VI - SELF-REGULATION

Article 52. The Self-Regulation Board, the Self-Regulation Department and the Self-Regulation Officer are the bodies of the Company in charge of monitoring and supervising: (i) the trades executed in BM&F's auctions systems and/or registered in any of its trading, registration, clearing and settlement systems; (ii) Access Right holders; and (iii) the organizational and market surveillance activities conducted by the Company.

Paragraph 1. The bodies referred to in this article shall, as provided in the regulations issued by CVM, in these Bylaws, in the Access Rules and in the other rules issued by the Board o Directors, shall monitor ex officio or on notice by the Chief Executive Officer or third parties any possible occurrences of violations of the rules whose compliance must be supervised by BM&F, as well as any inequitable practices and other types of fraud and market manipulation, and impose the proper penalties on those who are liable for such behaviors.

Paragraph 2. The bodies referred to in this article shall have a wide access to the records and other documents related to the trades executed in BM&F's auctions systems and/or registered in any of its trading, registration, clearing and settlement systems, and to the activities of Access Right holders, in which case they shall rely on the Chief Executive Officer's duty of cooperation.

SECTION I – SELF-REGULATION BOARD

Article 53. The Self-Regulation Board shall consist of not less than three (3) members, all of whom shall be elected and removed by the Board of Directors, and not less than two-thirds (2/3) of whom shall be independent members, as defined in paragraph 2 of this article.

Paragraph 1. The Nomination and Compensation Committee shall submit to the Board of Directors the names of the persons who, upon satisfaction of the legal and regulatory requirements and those provided herein, shall run for election to the Self-Regulation Board.

Paragraph 2. Only the persons who, in addition to meeting the legal and regulatory requirements, satisfy the conditions provided in items I through IV of paragraph 1 of article 19 shall run for election to the Self-Regulation Board.

Paragraph 3. The independent members of the Self-Regulation Board shall meet the following requirements:

I. Not be a member of the BM&F Board of Directors or Executive Board;

II. Not be a BM&F shareholder or a spouse or partner of a BM&F shareholder;

III. Not be a member, a controlling shareholder, a manager or an employee of a BM&F shareholder; and

IV. Fulfill the requirements set forth in paragraphs 1 and 2 of article 19 hereof.

Paragraph 4. The members of the Self-Regulation Board shall receive compensation, to be proposed by the Nomination and Compensation Committee and approved by the Board of Directors, which shall be compatible with their responsibilities, the time devoted to their tasks, their skills and professional reputation, and to the market value of their service.

Paragraph 5. The members of the Self-Regulation Board shall have a term of office of three (3) years, and reelection is permitted.

Paragraph 6. One-third (1/3) of the members of the Self-Regulation Board shall be elected each year.

Paragraph 7. During the course of their terms of office, the members of the Self-Regulation Board can only be replaced in the following events:

I. Death or resignation;

II. Final conviction, or conviction not subject to an appeal under disciplinary proceedings brought by the CVM preventing the relevant member from being a member of the Self-Regulation Board; or

III. A decision made by the Board of Directors based on a well-founded and detailed proposition submitted by any member of the Board of Directors or the Self-Regulation Board.

Article 54. In addition to other powers and duties to be provided in the CVM regulations, in the Access Rules and in the other rules issued by BM&F, the Self-Regulation Board shall also:

I. Oversee the activities of the Self-Regulation Department, reviewing the effectiveness of the exercise of functions related to the surveillance of Access Right holders and other participants in the markets operated by BM&F in terms of compliance with regulatory, operational and settlement rules, submitting the recommendations it deems appropriate to the Self-Regulation Officer;

II. Judge administrative proceedings commenced, documented and conducted by the Self-Regulation Department to make findings about irregularities that may have occurred, inequitable practices and other types of fraud and market manipulation, and also decide on the sanctions to be applied, if any;

III. Require from the Chief Executive Officer the application of penalties as a result of the violation of rules whose compliance must be supervised by BM&F, and inform CVM thereof;

IV. Approve the regulations that shall govern the procedures to be observed in the commencement and conduction of administrative disciplinary proceedings and the execution of compliance agreements;

V. Approve the budget proposal and the annual and multi-annual business and investment plans related to the Company's self-regulatory activities and submit them to the Board of Directors for review; and

VI. Approve the reports prepared by the Self-Regulation Officer to be forwarded to the CVM, as provided in current regulations; and

VII. Prepare a specific code of conduct for its members and other persons within the Self-Regulation Department which shall govern at least the following: (i) the rules related to the exercise of their duties, also providing for events of absence; (ii) the conditions under which securities may be held and traded in the auction systems and other trading systems operated by BM&F; and (iii) the procedures and sanctions, including suspension, applicable to disciplinary violations.

Paragraph 1. Where applicable, the Board of Directors shall explain the reasons for not approving budget proposals and annual and multi-annual business and investment plans submitted by the Self-Regulation Board under item V of this article.

Paragraph 2. All proceeds collected from fines and compliance agreements imposed or executed by the Self-Regulation Board shall be invested in the Company's self-regulatory activities or in the indemnification of any damaged third parties.

Article 55. The Self-Regulation Board shall elect a Chairperson from among its independent members, and said Chairperson shall have the following powers and duties:

I. To organize and coordinate the Board's activities; and

II. Whenever necessary, to represent the Board before the CVM and other BM&F bodies;

Sole paragraph. The Chairperson of the Self-Regulation Board cannot hold the position of Self-Regulation Officer.

Article 56. The Self-Regulation Board shall meet on a regular basis once a month and on a special basis whenever called by its Chairperson upon request of any of its members.

Paragraph 1. The decisions and opinions of the Self-Regulation Board shall be approved by the majority vote of its members, and the Chairperson shall have the casting vote.

Paragraph 2. The decisions and opinions of the Self-Regulation Board shall be entered in the minutes of its meetings.

Paragraph 3. The Self-Regulation Board shall approve by the majority vote of its members an Internal Charter governing its operation.

SECTION II – SELF-REGULATION DEPARTMENT

Article 57. BM&F shall maintain a Self-Regulation Department which shall, subject to the powers and duties of the Self-Regulation Board, monitor and supervise the trades executed in its auction systems and/or registered in any of its trading, registration, clearing and settlement systems, as well as the Access Right holders. It shall also establish effective monitoring mechanisms and procedures of compliance with current legislation and regulations

and the rules issued by BM&F, in order to identify any violations, abnormal trading conditions or behaviors that may jeopardize the regularity of operations, the transparency and the credibility of the markets operated by BM&F.

Paragraph 1. The Self-Regulation Department reports directly to the Self-Regulation Board and, whenever accounting for its activities in achieving the annual business plan, it shall report to the Board of Directors.

Paragraph 2. Except for the Self-Regulation Officer, members of the Board of Directors or the Executive Board, or the Company's employees and representatives holding any other positions at BM&F may not be members or perform any functions in the Self-Regulation Department.

Article 58. Without prejudice to other powers and duties provided in the regulations issued by CVM, the Access Rules and in the other rules issued by BM&F, the Self-Regulation Department shall:

I. Monitor compliance of Access Right holders to current legislation and the regulations and the rules issued by BM&F, in which case it may examine books, accounting records and other documents related to exchange activities;

II. Monitor trades executed in BM&F's auction systems and/or registered in any of its trading, registration, clearing and settlement systems, in order to detect behaviors that may be characterizes as violations of legal and regulatory rules whose compliance must be supervised by BM&F;

III. Initiate, document, and conduct administrative disciplinary proceedings to make findings about the violation of rules whose compliance must be supervised by BM&F, as well as any inequitable practices and other types of fraud and market manipulation;

IV. Indicate deficiencies in the process of compliance with legal and regulatory rules verified in the operation of the auction systems and the trading, registration, clearing and settlement systems operated by BM&F, even when they are due to the Company's fault, as well as in the activities of Access Right holders, and monitor the execution of programs and the measures adopted to solve them; and

V. Be informed of all complaints about the operation of the auction systems and the trading, registration, clearing and settlement systems operated by BM&F, and monitor the progress to settle said complaints and the measures resulting from receipt thereof.

Sole paragraph. The Self-Regulation Department is entitled to require from the Access Right holders and the BM&F management bodies all the information, confidential or not, needed for the performance of its powers and duties.

SECTION III – SELF-REGULATION OFFICER

Article 59. The Self-Regulation Officer is responsible for the conduction and the direction of the activities of the Self-Regulation Department and in particular for:

I. Establishing the organizational structure of the Self-Regulation Department, hiring and directing its members, technical personnel, assistants and consultants deemed appropriate or necessary, defining positions, tasks and compensation policies, and determining their duties and powers, subject to the guidelines imposed by the budget approved by the Board of Directors;

II. Monitoring and coordinating the surveillance activities carried out by the Self-Regulation Department;

III. Submitting to the Self-Regulation Committee reports on administrative proceedings initiated and conducted by the Self-Regulation Department, and proposing penalties; and

IV. Submitting to the Self-Regulation Committee the budget proposal and the business and investment plans related to the Company's self-regulatory activities.

Paragraph 1. The Self-Regulation Officer is responsible for providing the CVM, in the form and within the time frame established, with all information concerning the exercise of the Company's self-regulatory activities that may be required under the regulations the CVM issues.

Paragraph 2. Only the persons who, in addition to meeting the legal and regulatory requirements, satisfy the conditions provided in items I and II of paragraph 1 of article 19 shall run for election to the position of Self-Regulation Officer.

Article 60. The Self-Regulation Officer shall prepare on an annual basis the following documents to be submitted to the Self-Regulation Committee for approval and then forwarded to the Board of Directors and the CVM:

I. A report rendering account of the activities carried out by the Self-Regulation Department, specifying the core persons in charge of each activity, as well as the measures adopted or recommended as a result of such activities; and

II. A report containing the budget proposal for the next fiscal year.

Sole paragraph. The report referred to in item I of this article shall be audited by an independent auditor registered with the CVM.

Article 61. After hearing the Nomination and Compensation Committee, the Self-Regulation Officer shall be elected by the Independent Directors from among the independent members of the Self-Regulation Board, as defined in paragraph 2 of article 53 hereof.

Paragraph 1. The Self-Regulation Officer has a fixed term of office of three (3) years, and reelection is permitted.

Paragraph 2. During the course of his or her term of office, the Self-Regulation Officer can only be removed in the following events:

I. Death or resignation;

II. Final conviction, or conviction not subject to an appeal under disciplinary proceedings brought by CVM preventing the Self-Regulation Officer from holding his or her position; or

III. A decision made by the Independent Directors based on a well founded and detailed proposition submitted by any member of the Board of Directors or the Self-Regulation Board.

Paragraph 3. In the event that the Self-Regulation Officer is removed, the Board of Directors shall promptly resolve on his or her term of office as a member of the Self-Regulation Committee and choose, albeit on a provisional basis, a substitute Self-Regulation Officer from among the independent members of the Self-Regulation Committee.

Paragraph 4. No later than five (5) days after the Self-Regulation Officer is removed, a detailed report containing the detailed justifications considered by the Board of Directors in its decision, including an analysis of the performance of the Self-Regulation Department during the term of office of the removed Self-Regulation Officer, shall be forwarded to the CVM.

CHAPTER VII - FINANCIAL STATEMENTS AND PROFIT DISTRIBUTION

Article 62. The fiscal year of the Company shall last one (1) calendar year and end on the last day of December of each year.

Article 63. At the end of each fiscal year, the Executive Board shall prepare the financial statements of the Company, which shall be subject to the laws and regulations applicable to publicly-held companies and the accounting principles generally accepted in Brazil, and be audited by an independent auditor registered with the

CVM.

Paragraph 1. The management bodies of the Company shall submit to the Shareholders' Meeting the fiscal year's financial statements together with a proposition for the allocation of the net profits, subject to the provisions hereof and of Law No. 6,404/1976.

Paragraph 2. In addition to annual financial statements, BM&F shall also prepare interim financial statements on 30 June of each year and monthly balance sheets.

Article 64. Prior to any profit distribution, any accrued losses and income tax provisions shall be absorbed by net income for the fiscal year.

Sole paragraph. After the deductions referred to in this article are made, the Shareholders' Meeting may allocate a share of up to ten percent (10%) of the remaining profits, subject to the limitations provided by Law No. 6,404/1976 and herein, as management compensation.

Article 65. From the fiscal year's net income calculated after the deductions referred to in the preceding article are made, five percent (5%) shall be set aside as legal reserve until such reserve equals twenty percent (20%) of the capital stock.

Paragraph 1. After the allocation to the legal reserve, the remaining net income, as adjusted pursuant to article 202 of Law No. 6,404/1976, shall be allocated in the following order:

I. Twenty five percent (25%) shall be set aside to pay the mandatory dividend to shareholders; and

II. Subject to the provisions of paragraph 3 of this article, the remaining net income shall be allocated to the reserve required hereunder in order to make up the funds and safeguard mechanisms needed for the proper development of BM&F's activities, ensuring the proper settlement and the refund of losses resulting from intermediation of trades executed in BM&F's auction systems and/or registered in any of its trading, registration, clearing and settlement systems and from custody services ("Guarantee Reserve for Trade Settlement").

Paragraph 2. The total amount earmarked as the reserve referred to in item II of the preceding paragraph shall not exceed the capital stock.

Paragraph 3. In the event that the Board of Directors considers that the amount of the Guarantee Reserve for Trade Settlement is already sufficient to fulfill its purposes, it may:

I. Present a proposition to the Shareholders' Meeting whereby a percentage of the net income lower than the value defined in item II of paragraph 1 of this article be earmarked to form said reserve in a given fiscal year; and

II. Present a proposition whereby a portion of the funds that make up said reserve reverts back to the Company for distribution to the shareholders.

Paragraph 4. As provided in item XXXIII of article 29 hereof, and subject to the provisions of item II of paragraph 1 of this article, the Board of Directors shall regulate the events whereby the funds that make up the Guarantee Reserve for Trade Settlement may be used, as well as the procedures to be adopted.

Paragraph 5. The aggregate amount earmarked as legal reserves and as the reserve referred in item II of paragraph 1 shall not exceed the capital stock.

Paragraph 6. Subject to the earmarking referred to in paragraph 1 of this article, the Shareholders' Meeting may resolve to retain a portion of a fiscal year's net profit provided in a capital budget previously approved at a Shareholders' Meeting, in accordance with article 196 of Law No. 6,404/1976, and the remainder shall be distributed to the shareholders as a supplemental dividend.

Paragraph 7. The dividend referred to in item I of paragraph 1 of this article shall not be mandatory in fiscal years for which the Board of Directors reports to the Annual Shareholders' Meeting that said dividend is not compatible with the financial situation of the Company. If active, the Fiscal Council shall provide an opinion on this report, and the management shall submit to CVM, within five (5) days from the Shareholders' Meeting, an explanatory statement for the report presented to the Meeting.

Paragraph 8. As provided in the preceding paragraph, net income that is not distributed shall be recorded as a special reserve and, if they are not absorbed by losses in subsequent fiscal years, they shall be paid as a dividend as soon as the financial situation of the Company so permits.

Article 66. By resolution of the Board of Directors, the Company may:

I. Pay dividends based on net income recorded in its semiannual balance sheets;

II. Prepare balance sheets for time periods shorter than a semester and pay dividends based on net income recorded therein, provided the total dividend amount paid in each semester of the fiscal year do not exceed the amount of capital reserves referred to in paragraph 1 of article 182 of Law No. 6,404/1976;

III. Pay interim dividends out of the retained earnings or profits reserve account outstanding in the latest annual or semiannual balance sheets; and

IV. Credit or pay interest on equity to shareholders. The amount of said interest may be assigned to the dividend distribution of the Company and incorporated into the corresponding reserves for all legal purposes.

Article 67. Dividends that are not received or claimed within three (3) years from the date on which they are made available to a shareholder shall be forfeited and revert back to the Company.

CHAPTER VIII - SHAREHOLDING LIMITATION

Article 68. Without prejudice to the other provisions hereof, the Company, through a work group coordinated by the Investor Relations Officer, shall monitor changes in equity holding, in order to prevent and, where applicable, report, in accordance with paragraph 1 below, violations hereof and of applicable laws and regulations, as well as present a proposition to the Shareholders' Meeting concerning the application of the penalties referred to in article 11 hereof.

Paragraph 1. In the event that the Investor Relations Officer detects at any time any violation of any of the limitations on the maximum number of shares a single shareholder or Group of Shareholders is entitled to hold, the Investor Relations Officer shall immediately report such situation to: (i) the Chairperson of the Board of Directors; (ii) the Chief Executive Officer; and (iii) the CVM.

Paragraph 2. The Investor Relations Officer may require shareholders or Groups of Shareholders to report their direct and/or indirect ownership control, as well as the breakdown of their direct and/or indirect controlling block and, where applicable, the legal or *de facto* corporate or company group of which they are members.

Article 69. Any shareholder or Group of Shareholders ("Purchasing Shareholder") intending to acquire or become a holder of (i) a direct or indirect stake equal to or higher than fifteen percent (15%) of the total shares in the Company, or (ii) other rights, including usufruct and trust, to shares in the Company representing more than fifteen percent (15%) of its capital, must obtain prior consent from the CVM, as provided in the CVM regulations.

Sole paragraph. A Purchasing Shareholder shall provide the Investor Relations Officer with a copy of the application submitted to the CVM on the same date as that on which the receipt of said application is registered, and the Investor Relations Officer shall reveal the existence of said application to the market in the manner provided in CVM Instruction No. 358/2002.

Article 70. After the consent referred to in the preceding paragraph is obtained, the Purchasing Shareholder shall,

within fifteen (15) days from the date of consent by the CVM, register or apply for registration of, as the case may be, a Tender Offer for the total number shares issued by the Company and held by the other shareholders, subject to the provisions of Law No. 6,404/1976, the regulations issued by the CVM and the stock exchanges where the securities issued by the Company are admitted to be traded, and the rules set forth herein.

Paragraph 1. The Tender Offer referred to in this article shall not exclude a competing public offering from applying for consent, subject to applicable regulations.

Paragraph 2. The Purchasing Shareholder shall meet any CVM requests or requirements within the time periods provided in applicable regulations.

Paragraph 3. The Tender Offer referred to in this article shall be subject to the following principles and procedures, in addition to other principles and procedures expressly set forth in CVM Instruction No. 361/2002, where applicable:

I. It must be addressed indistinctively to all shareholders of the Company;

II. It must be carried out through an auction held on a stock exchange;

III. It must be carried out in such a way as to secure equitable treatment to the addressees, allow them to count on an adequate information on the Company and the bidder, and provide them with the elements required for making a pondered and independent decision concerning acceptance of the Tender Offer;

IV. It must be irrevocable after publication of the corresponding notice, in accordance with CVM Instruction No. 361/2002; and

V. It must be paid in cash in domestic currency, against acquisition of the shares in the Company.

Paragraph 4. In the event that the Purchasing Shareholder does not meet the provisions referred to in this Chapter, including in relation to: (i) application for prior consent from the CVM; or (ii) compliance with deadlines to launch the Tender Offer or request its registration with the CVM, as the case may be, or to satisfy any requests or requirements made by the CVM, the Board of Directors of the Company shall call a Extraordinary Shareholders' Meeting where the concerned shareholder or Group of Shareholders shall not be permitted to vote in order to deliberate about the suspension of the exercise of its shareholder rights, as provided in article 11 hereof, without prejudice to any liabilities of the Purchasing Shareholder for losses and damages caused to the other shareholders a result of noncompliance with the provisions set forth in this Chapter.

Paragraph 5. The provisions set forth in article 254-A of Law No. 6,404/1976 and in Chapter IX hereof do not exempt the Purchasing Shareholder from complying with the obligations referred to in this article, subject to the provisions of articles 77 and 78 hereof.

Paragraph 6. The provisions of this article do not apply to the events where a person or a Group of Shareholders becomes the holder of shares in excess of fifteen percent (15%) of all shares issued by the Company as a result of legal succession or any other form of involuntary acquisition of shares, subject to the condition that said shareholder or Group of Shareholders shall dispose of the exceeding shares within sixty (60) days from the relevant event.

Paragraph 7. For the purposes of calculating the amount of fifteen percent (15%) of all shares issued by the Company, an involuntary percentage increase in capital stock ownership resulting from cancellation of shares held in treasury shall not be taken into account.

Article 71. The Board of Directors shall meet within 10 (ten) days from the date a tender offer notice is announced to the market for the acquisition of all shares in the Company, in order to review the terms and conditions of said offer, subject further to the following provisions:

I. The Board of Directors may retain a specialized external company to assist it in the analysis of the convenience

and timing of the offer;

II. The Board of Directors shall provide the shareholders with a justified understanding of the convenience and timing of the offer and whether the offer is in line with the general interests of the shareholders and the economic segment in which the Company operates;

III. In the event that the Board of Directors realizes, based on the fiduciary liability of its members, that the offer is convenient and timely, and also that acceptance thereof by the majority vote of the shareholders of the Company is in line with the general interests of the shareholders and the economic segment in which the Company operates, the Board of Directors shall call Extraordinary Shareholders' Meeting, to be held within twenty (20) days, to deliberate about revoking the limitation on the number of votes referred to in article 9 hereof, and such revocation shall be contingent on, after the offer, the Purchasing Shareholder becoming the holder of not less than two-thirds (2/3) of all shares issued by the Company, excluding shares held in treasury;

IV. The limitation on the number of votes provided in article 9 hereof shall not prevail in the Extraordinary Shareholders' Meeting referred to in item III above solely when said Meeting is called on the initiative of the Board of Directors; and

V. In the event that current legislation or regulations and the provisions set forth herein do not require the tender offer referred to in this article to be held, said offer may be contingent on the minimum acceptance provided in the final part of item III above and the approval of the revocation of the limitation on the number of votes referred in article 9 hereof at the Extraordinary Shareholders' Meeting.

CHAPTER IX - CHANGE OF CONTROL, DEREGISTRATION AND DELISTING

Article 72. A change of control of the Company through a single transaction or through successive transactions shall be conditioned to the launching of a tender offer by the purchaser for the acquisition of the shares held by the other shareholders of the Company, subject to the conditions and deadlines provided in current legislation and in the *Novo Mercado* Listing Regulation, in order to afford the other shareholders the same treatment as the one granted to the selling controlling shareholder.

Paragraph 1. The tender offer referred to in this article shall also be required:

I. In the event of a significant assignment of rights to purchase shares and other instruments, or rights related to convertible securities resulting in the change of control of the Company; and

II. In the event of change of control of a company which controls the Company, in which case the selling controlling shareholder shall have to disclose to BOVESPA the proportional respective valuation, providing proof of that value.

Paragraph 2. The Company shall not register any transfer of shares to the purchaser of control or those who may hold said control until such time as they sign the compliance commitment agreement ("Statement of Consent from Controlling Shareholders") provided in the *Novo Mercado* Listing Regulation.

Paragraph 3. The Company shall not register a shareholders' agreement dealing with the exercise of control until such time as its signatories sign the compliance commitment agreement referred to in the preceding paragraph.

Paragraph 4. Following any transaction for the change of ownership control of the Company, the purchaser, whenever necessary, shall take all appropriate measures to rebuild, within six (6) months of the change of control, the minimum free float required under the *Novo Mercado* Listing Regulation.

Article 73. A person who already owns shares in the Company and acquires its control as a result of a purchase agreement entered into with the controlling shareholders involving any number of shares shall:

I. Launch the tender offer referred to in article 71 hereof; and

II. Reimburse shareholders who acquired shares in the six (6) months preceding the date of acquisition of the control of the Company, paying them the difference between the price paid to the selling controlling shareholder and the exchange-traded price paid for shares issued by the Company in that period duly updated.

Article 74. In the event that the shareholders at the Shareholders' Meeting approve:

I. Deregistration of the Company, then the Company, or the controlling shareholder(s) or Group of Shareholders of the Company shall launch a tender offer for the acquisition of the shares belonging to the other shareholders for not less than their economic value, to be determined pursuant to a valuation report prepared pursuant to paragraphs 2, 3 and 4 of this article, subject to applicable laws and regulations; or

II. Delisting from the *Novo Mercado* segment, so that their shares are listed outside of the *Novo Mercado* segment, or as a result of a corporate restructuring whose resulting company is not admitted to be traded on the *Novo Mercado* segment, then the controlling shareholder or Group of Shareholders of the Company shall launch a tender offer for the acquisition of the shares belonging to the other shareholders for not less than their economic value, to be determined pursuant to a valuation report prepared pursuant to paragraphs 2, 3 and 4 of this article, subject to applicable laws and regulations.

Paragraph 1. For the purposes of this article, the minimum bid price at the tender offers shall be equal to the economic value determined pursuant to a valuation report, except if the adoption of a higher price is required herein or in current laws and regulations.

Paragraph 2. The valuation report referred to in this article shall be prepared by a specialized institution or company with evidenced experience and independent from the Company's decision-making bodies, its management and/or controlling shareholders, and the corresponding report shall also meet the requirements of paragraph 1 of article 8 of Law No. 6,404/1976 and provide the responsibility referred to in paragraph 6 of the same article of Law No. 6,404/1976.

Paragraph 3. The election of a specialized institution or company in charge of determining the economic value of the Company from a triple list submitted by the Board of Directors is under the exclusive power of the Shareholders' Meeting. The relevant resolution shall be adopted by the absolute majority vote of shareholders holding all outstanding shares of the Company attending the Shareholders' Meeting. Blank ballots shall not be counted. In the event the Meeting referred to in this paragraph is held on first call, it shall count on the attendance of shareholders representing not less than twenty percent (20%) of the outstanding shares. In the event said Meeting is held on second call, it may be count on the attendance of any number of attending shareholders.

Paragraph 4. The costs for the preparation of the valuation report required for the tender offer referred to in this article shall be borne in full by the offeror.

Article 75. In the event that the Company is under a dispersed control, as defined in the *Novo Mercado* Listing Regulation, or it is not possible to identify a controlling shareholder or group of controlling shareholders, whenever the following is approved at a Shareholders' Meeting:

I. Deregistration of the Company, then the Company shall launch a tender offer by means of which it shall only acquire the shares held by shareholders who have voted for deregistration at the Shareholders' Meeting after it purchases the shares belonging to the other shareholders who have not voted for deregistration but have accepted the tender offer; or

II. Delisting from the *Novo Mercado* segment, either for listing outside of the *Novo Mercado* segment or as a result of a corporate restructuring, as provided in item II of article 74 hereof, then the shareholders who have voted for the relevant resolution at the Shareholders Meeting shall launch a tender offer for the acquisition of the shares belonging to the other shareholders of the Company.

Article 76. In the event that the Company is under a dispersed control, or it is not possible to identify a controlling shareholder or group of controlling shareholders, and the Company is delisted from the *Novo Mercado* segment as a

result of a violation of any of the obligations provided in the *Novo Mercado* Listing Regulation, the following rules shall apply:

I. In the event that the violation results from a resolution adopted at a Shareholders' Meeting, the tender offer shall be conducted by the shareholders who have voted in favor of the resolution that caused the violation; and

II. In the event that the violation results from an act or a fact of the management, the Company shall launch a tender offer to all shareholders for deregistration purposes. In the event that the Shareholders' Meeting decides to maintain the registration, the shareholders that vote in favor of such resolution shall conduct the tender offer.

Article 77. A single tender offer may include one or more purposes referred to in Chapter VIII hereof and in this Chapter IX, in the *Novo Mercado* Listing Regulation, in Law No. 6,404/1976, or in the CVM regulations, provided it is possible to make the procedures of all tender offer types compatible, provided further that this shall not be detrimental to the addressees and that the consent of CVM shall be obtained as and when required by applicable legislation.

Article 78. The Company or the shareholders responsible for the tender offer referred to herein, in the *Novo Mercado* Listing Regulation, in the corporate law, or in the CVM regulations may ensure said tender offer is conducted through any shareholder, a third party and, as the case may be, the Company itself. The Company or the shareholders, as the case may be, are not exempt from the obligation to launch the tender offer until it is completed pursuant to applicable rules.

Sole paragraph. Notwithstanding the provisions of articles 70, 77 and 78 hereof, the provisions of the *Novo Mercado* Listing Regulation shall prevail in the event that the tender offers referred to herein cause any damage to the addressees' rights.

CHAPTER X - ARBITRATION

Article 79. The Company, its shareholders, its management and the members of the Fiscal Council shall settle by arbitration, to be conducted by Market Arbitration Chamber established by BOVESPA in accordance with Law No. 9,307/1996 and the Arbitration Rules of said Chamber, any and all disputes or controversies that may arise between said parties, in particular relating to or resulting from the application, validity, effectiveness, interpretation, violation and the effects thereof, involving the provisions set forth in the *Novo Mercado* Membership Agreement, the *Novo Mercado* Listing Regulation, in these Bylaws, in the shareholders' agreements filed at the registered office of the Company, in Law No. 6,404/1976, in the rules issued by the National Monetary Council ("CMN"), the Central Bank of Brazil, the CVM or the BOVESPA and in other rules and regulations applicable to the Brazilian capital markets in general, in the Arbitration Provisions and in the Arbitration Rules of the Market Arbitration Chamber.

Sole paragraph. Without prejudice to the validity of this arbitration provision, any of the parties to an arbitration may apply to the Courts in order to, whenever necessary, request an injunction for protection of rights, either before and after arbitration proceedings are initiated, and as soon as any such injunction is granted, jurisdiction for a decision on merits shall be immediately returned to the arbitration panel that has been constituted or shall be constituted.

Article 80. The BM&F, its Access Right holders and the other direct and indirect participants of its Clearinghouses, as well as their relevant clients, shall resort to an arbitration by the BM&F Arbitration Panel, pursuant to Law No. 9,307/1996 and the BM&F Arbitration Panel Rules, to settle their activities on the BM&F markets or in connection with the securities and/or contracts referred to in item II of article 3 hereof.

Paragraph 1. Due to operational and time factors, the decisions made by the BM&F in relation of the following matters are not subject to arbitration:

I. Validation of trades executed in its auction systems and other trading systems; and

II. Application of prudential criteria by the Clearinghouses it manages.

Paragraph 2. The Access Rules shall provide the penalties to be applied to Access Right holders and other direct and indirect Clearinghouse participants, as well as their relevant customers who do not submit to the constitution and/or award of the BM&F Arbitration Panel.

CHAPTER XI - ACQUISITION, MERGER, SPIN-OFF, CHANGE OF LEGAL FORM, DISSOLUTION AND LIQUIDATION

Article 81. The acquisition of BM&F or its shares by another company, its merger, spin-off, change of legal form and dissolution shall depend on a resolution of the Shareholders' Meeting of the Company adopted by shareholders holding not less than half the shares representing its capital stock, unless a reduction of said quorum is authorized in advance by the CVM in the events provided in paragraph 3 of article 136 of Law no. 6,404/1976.

Article 82. The Company shall be liquidated in the events provided by law or as a result of a resolution adopted by the Shareholders' Meeting, and shall terminate with the completion of its liquidation.

Sole paragraph. The Shareholders' Meeting shall appoint a liquidator, determine the liquidator's remuneration, define how liquidation shall proceed and the forms and guidelines to be followed, and elect the members of the Fiscal Council in the event that its operation is required by shareholders who reach the quorum required by law or by CVM regulations, subject to all legal formalities.

CHAPTER XII - GENERAL AND TRANSITORY PROVISIONS

Article 83. Any omissions herein shall be governed by, and resolved in accordance with, current legislation, the general principles of law and the Shareholders' Meetings.

Article 84. The Company shall comply with the shareholders' agreements, filed at its registered office, which do not conflict with the provisions hereof, and the management shall not register transfers of shares or other securities which go contrary to their respective terms, and the Chairperson the of Shareholders' Meetings and of the meetings of the Board of Directors shall not count votes cast contrary to the provisions of such agreements.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

20.00 – INFORMATION ON CORPORATE GOVERNANCE

CORPORATE GOVERNANCE PRACTICES

The discussion below contains information on corporate governance and the corporate governance practices that we adopt, and should be read in conjunction with "Description of Capital Stock," "Management," and "Market Information."

Corporate Governance is the system by which companies are directed and monitored that involves the relationships between the shareholders, the board of directors, the board of executive officers, the independent auditors and the fiscal council.

The *Novo Mercado* is a listing segment of the BOVESPA for corporations that voluntarily undertake to adopt the corporate governance and disclosure of information practices established by the BOVESPA, in addition to complying with other legal requirements.

The BOVESPA established three different levels of corporate governance practices, the *Nível I*, the *Nível II*, and the *Novo Mercado*, which differ depending on the practices required. These practices, which include disclosure of information and reporting practices in addition to those legally required from listed corporations, tend to expand the rights of shareholders. The most stringent of these levels, where the strictest corporate governance practices apply, is the *Novo Mercado*.

In addition to compliance with the legal rules, the *Novo Mercado* rules include the following, among other requirements applicable to us:

- issue of common shares only;
- in the event of a disposition of control, all shareholders must have the right to tag along, such that the acquirer of control is required to conduct a tender offer to purchase all shares under the same conditions and for the same price offered for the controlling shares;
- a minimum of 25% of all issued shares should be free floating;
- adoption of offering procedures favoring a wide ownership base;
- compliance with minimum standards for disclosure of quarterly information;
- monthly disclosure of transactions with the controlling shareholders, which involve shares issued by us, or derivatives based on our shares;
- provision of an annual calendar of corporate events;
- maximum two-year terms of office for directors, reelection being permitted. Exceptionally, and for transition purposes, in the event of control is undefined, board members may once be elected for a three-year term;
- a maximum of five sitting board members, 20% of whom must be independent directors;
- beginning with the completion of the second year after the date of listing on the with *Novo Mercado*, preparation of annual financial statements, including a cash flow statement, in the English language and pursuant to international accounting standards, such as the U.S. GAAP or the IFRS;
- adoption of the arbitration regulation of the Market Arbitration Chamber (*Câmara de Arbitragem do Mercado*), which should apply to settle disputes involving the BOVESPA, the company, its controlling shareholders, the directors, officers or members of the fiscal council, if this is active,

which relate to, or arise out of the application, validity, effectiveness, construal, violation and effects of violation of the provisions of the Brazilian Corporate Law, our bylaws, the rules and regulations issued by the CMN, the Central Bank, the CVM and other rules and regulations applicable to the Brazilian securities markets, in addition to the *Novo Mercado* rules, the provisions of the Agreement for Participation in the *Novo Mercado*, or the arbitration commitments, in arbitration proceedings conducted by the Market Arbitration Chamber;

- to hold at least one annual public meeting with analysts and any other interested party, with a view to disclosing information on the financial and economic situation of the company, its projects and prospects; and
- in the event of delisting from the *Novo Mercado*, including for the shares to trade outside the Novo Mercado listing segment, or of a corporate restructuring where the surviving company is not listed to trade shares on the *Novo Mercado*, the controlling shareholder is required to conduct a tender offer to purchase the outstanding shares at a minimum for their fair value, as evaluated by an independent specialized valuation firm. For more information, see "Description of Capital Stock – Delisting from the Novo Mercado."

On November 7, 2007, we entered into an agreement with BOVESPA for participation in the *Novo Mercado*, having adhered to the rules and regulations applying in that listing segment, which will come into effect on the date of publication of the announcement of commencement of this offering. In addition, our Bylaws have been amended for adjustment to the rules and requirements of the *Novo Mercado*.

Board of directors

The board of directors of a company listing its shares to trade in the *Novo Mercado* segment of the BOVESPA must consist of a minimum of five members, at least 20% of whom must be independent directors elected by a shareholders' meeting. Prior to taking office, all newly elected members of the board of directors and board of executive officers must sign a document of adherence to the *Novo Mercado* regulations, pursuant to which they undertake liability for observing and complying with the agreement for participation in the *Novo Mercado*, as well as for the rules and regulations applying in this listing segment, and for abiding by the Arbitration Regulation of the Market Arbitration Chamber.

Under our Bylaws, the board of directors is composed by a minimum of seven and a maximum of eleven members, elected for two-year terms, reelection being permitted. Directors are elected and may be removed at any time by the decision of the shareholders' meeting. See "Management – Board of Directors" and "Description of Capital Stock – Board of Directors."

Fiscal council

The fiscal council is a body corporate independent from management and the external auditors. As with the board of directors, in years in which the fiscal council is established, the fiscal council members, prior to taking office, are required to sign a document of adherence to the *Novo Mercado* regulations, pursuant to which they undertake liability for observing and complying with the agreement for participation in the *Novo Mercado*, as well as for the rules and regulations applying in this listing segment, and for abiding by the Arbitration Regulation of the Market Arbitration Chamber.

Our fiscal council is not a permanent corporate body, but may be established in any year at the request of shareholders representing a requisite number of shares set forth in the Brazilian corporate law and our Bylaws. We currently do not have an active fiscal council. For more information, see "Mangement – Fiscal Council."

Share dispersion in public offerings

Under the *Novo Mercado* regulation, we are required in any offering of our shares, to use best efforts to achieve a wide ownership base by adopting actions favoring shareholding dispersion, including adoption of special

procedures, such as, for example, ensuring access to the offering by of all interested investors to the offering and allocation to retail investors of a minimum of 10% of the securities being distributed.

Minimum free float after capital increases

Under the *Novo Mercado* regulation, in the case of a capital increase not fully subscribed by whoever has a preemptive right to do so, or of an offering with insufficient number of investors, the controlling shareholder or group may choose to subscribe for all or some of the shares, provided it should take steps to recompose the requisite minimum free float of 25% of all issued shares within the period of six months following confirmation of such share subscription.

Disposition of control

Pursuant to he *Novo Mercado* regulation, in order all shareholders are treated equally, in the case of direct or indirect disposition of our control, through either a single or a series of successive transactions, the relevant agreement must include a condition precedent or dissolving condition that the acquirer of control should carry out a tender offer to purchase all our outstanding shares, under the same conditions and for the same price offered for control, pursuant to a representation in this respect that we are required to deliver to the BOVESPA.

A tender offer to purchase all shares must also be conducted if there is a significant assignment of rights to purchase our shares or of rights related to securities convertible into, or exercisable for our shares, which may result in a change of our control, as well as in the event our controlling shareholder were to sell the control of a subsidiary that holds our control. In the latter case, our controlling shareholder would be required to disclose the price received for our control to the CVM and the BOVESPA and attach documents proving this price.

Moreover, under these rules, if the acquirer of control already is a shareholder and the purchase of control is carried out under a share purchase agreement executed with our then controlling shareholders, the acquirer of control would nonetheless be required to complete a tender offer pursuant to the conditions discussed above, irrespective of the number of shares transferred under the purchase agreement. In addition, the acquirer would be required to compensate any seller of shares the acquirer of control by have purchased on the stock exchange in the six-month period preceding the transfer of control, by paying to these sellers the difference, adjusted for inflation, between the price per share paid for control and the price at which the shares were acquired on the stock exchange.

Under our by-laws, any transfer of our controlling shares and our registration of such transfer depend on the acquirer of control adhering to the rules and regulations of the *Novo Mercado* by signing a specific document of adherence to such rules and regulations.

The acquirer of our controlling shares must also, as necessary, take action to ensure that a minimum percentage equal to 25% of our capital stock remain in free float, doing so within the period of six months after the acquisition of our control. For more information, see "Description of Capital Stock – Disposition of Control."

Disclosure of trading by controlling shareholders

Under the CVM and *Novo Mercado* rules, an acquirer of our control is required to disclose to us, the CVM and the BOVESPA, promptly after completing the acquisition of control, details concerning any direct or indirect holdings in our securities or derivates based on securities issued by us, which details include the number and type of securities issued by us or our subsidiaries or controlling companies, whether held by the acquirer of control or any related persons.

Similarly, detailed information must be disclosed, including as to price, in respect of any subsequent trading in our securities or derivatives based on these securities, and other changes in these holdings and ownership interests. this disclosure is required within ten days after the end of the month in the course of which a trade or negotiation is completed. In the case of individuals, the disclosure requirement includes information on securities or derivatives based on our securites held by a spouse, companion or dependent for income tax purposes, and by companies directly or indirectly controlled by these persons.

Deregistration as a public company

Under the Brazilian corporate law and our bylaws, we may deregister with the CVM and become a private company by a decision of our controlling shareholder or group of controlling shareholders if we or our controlling shareholders complete a tender offer to acquire all our outstanding shares in accordance with the rules and regulations of the Brazilian corporate law, the CVM and the *Novo Mercado* listing regulation.

Deregistration with CVM as a result of a going private process requires the tender offer to be carried out at a minimum offering price at least equal to the fair value of our shares, as determined based on one or a combination of the following criteria: net equity value, adjusted book value, discounted cash flow, comparison by multiples, market price of the shares, or another criterion acceptable to the CVM.

The valuation must be carried out by an independent specialized firm appointed at a shareholders' meeting, with the offerors in the tender offer being required to bear the valuation costs.

Delisting from the *Novo Mercado*

We may at any time delist our shares from the *Novo Mercado* listing segment of the BOVESPA, pursuant to a decision obtained in a shareholders' meeting and provided the BOVESPA should receive 30-day prior written notice of delisting. In this event, the resolution taken at our shareholders' meeting should specify whether this delisting should take place because our securities will be listed to trade outside the *Novo Mercado*, or because of a going private process, as delisting per se dos not imply deregistration as a public company.

Policy for disclosure of information to the market

Pursuant to CVM Instruction 358, we adopt a policy for disclosure of information to the market that consists in disclosure of material information and confidentiality of undisclosed information. This policy was approved at a shareholders' meeting held on September 19, 2007.

Material information consists of any decision by a controlling shareholder, or the shareholders' meeting or the senior management of a public company, or any development consisting of an act or fact of a policy, administrative, technical, business or economic-financial nature related to the company's businesses, which could substantially influence (1) the market price of its securities; (2) the decision of investors to purchase, sell or keep their securities; or (3) the investors' determination to exercise any rights intrinsic to the securities they may hold.

The investor relations officer is responsible for disclosing to the CVM and the BOVESPA any material development related to the company or its businesses, which may consist of a material information, as well as for taking prompt action to disclose such information to the stock exchanges and the market (through notices published in newspapers and the company's website, etc).

Pursuant to CVM Instruction 358, disclosure of material information may exceptionally be withheld, for example, if senior management considers that a disclosure would jeopardize a legitimate interest of the company.

Arbitration commitment

We, our shareholders, directors and officers and fiscal council members are required to undertake to submit to arbitration any and all disputes or controversies involving us, which relate to, or originate from, the application, validity, effectiveness, interpretation, violations and effects of violation of the provisions of the Brazilian Corporate Law, our by-laws, the rules and regulations of the CMN, the Central Bank, and the CVM, as well as other rules and regulations applicable to the Brazilian securities markets, in addition to the *Novo Mercado* listing regulation, our listing agreement for adherence to the *Novo Mercado* and the arbitration regulation of the Market Arbitration Chamber established by the BOVESPA.

Additionally, we have established the BM&F Arbitration Panel to resolve disputes arising from operating matters related to the trading, clearing and settlement systems under our management.

Periodic information

Cash flow statements

The *Novo Mercado* regulation requires that our financial statements and consolidated statements to be prepared yearly and at the end of each quarter include a statement on changes in the balance of cash and cash equivalents, segregated per flow of operations, financing and investments.

Financial statements prepared pursuant to international accounting standards

Under the *Novo Mercado* regulation, within a maximum of four months following the end of each year, a listed company, such as we are, is further required (1) to prepare financial statements and consolidated financial statements in accordance with accepted international standards, such as the US GAAP or the IFRS, in either *reais* or US dollars, which must be disclosed in full in the English language, together with the management report, the related explanatory notes containing information such as the net income and the shareholders' equity, as ascertained at the end of the year pursuant to the Brazilian GAAP, and together with the board of directors' proposal for allocating our results and the independent auditors' report; and (2) to disclose a full English version of the financial statements, management report and accompanying notes, prepared in accordance with the Brazilian Corporate Law, together with an additional explanatory note showing the reconciliation of the results of the year and the shareholders' equity, as ascertained pursuant to Brazilian GAAP and the US GAAP or the IFRS, as the case may be, and indicating the main differences in such criteria and standards, in addition to the independent auditors' report. In addition to being registered with the CVM, the independent auditors retained by the company must be experienced in reviewing financial statements prepared in accordance with the US GAAP or the IFRS, as the case may be. Furthermore, a company listed to trade shares on the *Novo Mercado*, such as we are, is liable for verifying compliance with such requirement.

Quarterly information in the English language or prepared pursuant to international accounting standards

Pursuant to this rule, we are required to make a full disclosure of (1) quarterly information prepared in the English language or, (2) of quarterly financial statements and consolidated financial statements prepared pursuant to the US GAAP or the IFRS, or (3) of quarterly information prepared pursuant to Brazilian GAAP, presented jointly with a reconciliation with the US GAAP or the IFRS, as the case may be, identifying the principal differences in accounting standards. Quarterly financial information should be presented together with the independent auditors' report or a special review report.

Additional Requirements for Quarterly Information – ITR

The *Novo Mercado* regulation requires certain additional information to be provided together with the quarterly financial information, or ITR. It comprises: (1) preparing the consolidated balance sheet, the consolidated income statement and a report on consolidated performance, if the company is required to present consolidated statements at the end of the year; (2) information on the ownership interest of any direct or indirect holder of more than 5% of our capital stock, looking through to the ultimate beneficial owner; (3) information on the number and characteristics of securities issued by us and directly or indirectly held by controlling shareholders, or shareholders entitled to elect our directors and fiscal council members, either individually or in a group of persons or entities sharing similar interests, including our directors, officers and fiscal council members, as applicable; (4) information on the evolution of ownership interests and holdings in our securities held by these shareholders or groups of persons in the twelve previous months; (5) including a cash flow statement in the accompanying notes to our financial information; (6) information on the number of outstanding shares and their correlaltion with the total number of existing shares; and (7) information on the existence of a commitment to resort to arbitration in certain cases.

Additional Requirements for the Annual Information - IAN

Additional yearly requirements for companies listed on the *Novo Mercado* consist of disclosing in the annual information, under "other information deemed relevant to better understand the company", the same information described in items (3), (4) and (7) under "Additional Requirements for Quarterly Information – ITR."

Public meeting with analysts

The *Novo Mercado* regulation requires a corporation and its senior management at least once a year to hold a public meeting with analysts and any other interested parties, at which information concerning the company's economic and financial condition, its plans and prospects are disclosed.

Annual calendar of corporate events

The regulation of the *Novo Mercado* further requires a listed company and its senior management to disclose to the BOVESPA and the market, by the end of January of each year, an annual calendar of corporate events, which should include information about the company, each important corporate event, and the scheduled dates and time of these events. Moreover, these rules require the publication and remittance to BOVESPA of any documents discussed at such events, and of any changes in previously scheduled events, which should promptly be disclosed.

Shareholders agreements

By singing a document of adherence, the Selling Shareholders entered into an agreement through which they undertook: (1) to sell to General Atlantic 10.0% of the common shares held by each Selling Shareholder (and consequently to adhere to the agreement we had entered into with General Atlantic relating to such sales); (2) to participate in this offering and sell at least 25.0% of the common shares held by each Selling Shareholder; and (3) not to sell, offer to sell, transfer, or otherwise dispose of, or pledge or lend any of our common shares for six months from the date our common shares begin trading on the BOVESPA, except in certain circumstances. The agreement originally contemplated a an offering of precisely 25.0% of the common shares held by each Selling Shareholder; it was later amended and confirmed, such that each Selling Shareholder ultimately agreed to offer to sell at least 25.0% of their holdings in our common shares.

The shareholders who elected not to participate in this offering, but who still agreed to sell 10% of their shares to General Atlantic, will not be able to sell, offer to sell, transfer, or otherwise dispose of, or pledge or lend any of our common shares for two years from the date our common shares begin trading on the BOVESPA, except in certain circumstances.

Shareholders representing less than 0.5% of our capital stock elected not to sign the agreement and will not sell any shares to General Atlantic, will not participate in this offering and will not enter into any of the aforementioned lock-up agreements.

Stock option plan

Pursuant to our by-laws, our board of directors may grant stock options to members of our board of directors, executive board and our employees, as well as to directors, officers and employees of our subsidiaries and affiliates, within the limit of our authorized capital and subject to the approval of our shareholders, without granting preemptive rights to the existing shareholders.

Agreements within the same group of companies

Under the *Novo Mercado* regulation, a company is required to disclose to the BOVESPA and the market information any transaction or series of successive transactions, whether or not for the same or related purposes, that within a period of one year equal or exceed the higher of R$200 thousand or one percent the book value of our shareholders' equity, which is or are entered into between us and our controlling shareholders, or any of our subsidiaries and affiliates, or our or their directors and officers, or the subsidiaries and affiliates of any of these persons, whether individually or in a group of persons or entities sharing similar interests.

Disclosure on these transactions should include details about the purpose, term of effectiveness, value or price involved, conditions of expiration or termination and possible influence of any such transaction or series of transactions on our management or our business and operations.

Best practices of corporate governance recommended by the IBGC and adopted by us

The Brazilian Institute of Corporate Governance (*Instituto Brasileiro de Governança Corporativa*), or IBGC, has adopted a Code of Best Corporate Governance Practices (*Código de Melhores Práticas de Governança Corporativa*) to serve as a guideline for companies pursuing (1) increased value, (2) improved performance, (3) better access to capital at low cost, and (4) creating long-lasting companies. The intrinsic principles it adopted for such purpose are transparency, equity, accountability and corporate responsibility.

Pursuant to the principle of transparency, our management should be willing to disclose and report not just our financial and economic performance, but also all other factors guiding the course of our business, even if intangible. The principle of equity requires that all minority shareholders, consultants, customers, providers and creditors be given fair and equal treatment. Accountability, in turn, requires corporate governance agents to account for their performance to those who elect them, and to take full responsibility for their acts while discharging their duties. Lastly, corporate responsibility implies having a broader view of the company strategies, and contemplating considerations of a social and environmental nature while defining our businesses and transactions.

Among the best practices of corporate governance recommended by the IBGC in its code, we adopt the following:

- issue of common shares only;
- inclusion of a provision in our bylaws electing arbitration to settle disputes between our shareholders and us;
- free float, to ensure the liquidity of securities;
- inclusion of a provision in our bylaws for the chief executive officer to nominate other executive officers for approval by the board of directors;
- inclusion of a provision in our bylaws preventing directors who have a conflict of interest with us from having access to related information;
- inclusion of a provision in our bylaws ordering shareholder abstention in the event of conflicts of interest;
- independent auditors to review balance sheets and financial statements, which should not be retained for other purposes, so as to ensure full independence;
- clearly worded bylaws as to (1) procedure to call shareholders' meetings; and (2) the voting system, election, removal and terms of office of directors and officers;
- bylaws that do not contemplate election of alternate directors; and
- transparent disclosure of the annual management reports.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

20.01 – DESCRIPTION OF ALTERED INFORMATION

Changes in shareholder base and changes from increase in capital stock.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
02121-0	**BOLSA DE MERCADORIAS & FUTUROS - BM&F S.A.**	**08.936.812/0001-55**

TABLE OF CONTENTS

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – QUARTERLY INFORMATION As of 30/06/2007
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Law

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY OPINION ON THE COMPANY, AND THE COMPANY'S MANAGEMENT IS RESPONSIBLE FOR THE TRUTH OF THE INFORMATOIN PROVIDED.

01.01. – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ*
99999-9	BOLSA DE MERCADORIAS & FUTUROS-BM&F S.A.	08.936.812/0001-55
4 – NIRE**		
35300343565		

* Enrollment with the Taxpayer's List of the Ministry of Finance – Legal Entities

** Corporate Registration Number assigned by the Commercial Registry

01.02. – HEADQUARTERS

1 – FULL ADDRESS Praça Antonio Prado, 48			2 – BOROUGH OR DISTRICT City Center	
3 – CEP 01010-901	4 – CITY São Paulo		5 – STATE SP	
6 – LONG DISTANCE CODE 11	7 – TELEPHONE 3119-2000	8 – TELEPHONE 3119-2170	9 – TELEPHONE 3119-2179	10 – TELEX
11 – LONG DISTANCE CODE 11	12 – FAX 3242-4244	13 – FAX -	14 – FAX -	
15 - Email nilson@bmf.com.br				

01.03. – INVESTOR RELATIONS DIRECTOR (Company's Correspondence Address)

1 – NAME JOÃO LAURO PIRES VIEIRA DO AMARAL				
2 – FULL ADDRESS Praça Antonio Prado, 48			3 – BOROUGH OR DISTRICT City Center	
4 – CEP 01010-901	5 – CITY São Paulo		6 – STATE SP	
7 – LONG DISTANCE CODE 11	8 – TELEPHONE 3119-2543	9 – TELEPHONE -	10 – TELEPHONE -	11 – TELEX
12 – LONG DISTANCE CODE 11	13 – FAX 3105-5939	14 – FAX -	15 – FAX -	
16 - Email ri@bmf.com.br / ir@bmf.com.br				

01.04. – REFERENCE/AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - STARTED	2 - END	3 - NUMBER	4 - STARTED	5 - END	6 - NUMBER	7 - STARTED	8 - END
15/06/2007*	31/12/2007	3	01/07/2007	30/09/2007	2	15/06/2007	30/06/2007
9 – AUDITOR'S NAME/CORPORATE NAME KPMG Auditores Independentes					10 – CVM CODE 00418-9		
11 – NAME OF TECHNICAL PERSON IN CHARGE ALBERTO SPILBORGHIS NETO					12 – CPF** OF THE TECHNICAL PERSON IN CHARGE 022.452.288-47		

* Dates are DD/MM/YYYY

** Enrollment with the Taxpayer's List of the Ministry of Finance – Individuals

01.01. – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ
99999-9	BOLSA DE MERCADORIAS & FUTUROS-BM&F S.A.	08.936.812/0001-55

01.05. – SHARE CAPITAL BREAKDOWN

Number of Shares (Units)	1 - Current Quarter 30/09/2007	2 – Previous Quarter 30/06/2007	3 – Same Quarter in Previous Fiscal Year 30/09/2006
Paid-in Share Capital			
1 – Common	500	50	0
2 – Preferred	0	0	0
3 - Total	500	50	0
In Treasury			
4 – Common	0	0	0
5 – Preferred	0	0	0
6 - Total	0	0	0

01.06. – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, Industrial and Other
2 – STATUS Pre-operational
3 – NATURE OF SHAREHOLDING CONTROL Private National
4 – ACTIVITY CODE 3990 – Enterprises, Management, Participation – No Main Sector
5 – CORE ACTIVITY Commodities and Futures Exchange
6 – TYPE OF CONSOLIDATED FINANCIAL STATEMENTS Not Provided
7 – TYPE POF AUDITORS' REPORT Without Remarks

01.07. – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 – CORPORATE NAME

01.08.- CASH PROFITS RESOLVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - APPROVAL	4 - PROFITS	5 – PAYMENT BEGAN	6 – SHARE TYPE AND CLASS	7 – VALUE OF PROFITS PER SHARE

01.01. – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ
99999-9	BOLSA DE MERCADORIAS & FUTUROS-BM&F S.A.	08.936.812/0001-55

01.09. – SUBSCRIBED SHARE CAPITAL AND CHANGES IN THE CURRENT FISCAL YEAR

1 - ITEM	2 – CHANGE DATE	3 – VALUE OF SHARE CAPITAL (Reals)	4 – CHANGE VALUE (Value)	5 – ORIGIN OF CHANGE	7 – NUMBER OF SHARES ISSUED (Units)	8 – SHARE PRICE UPON ISSUE (Reals)

01.10. – INVESTOR RELATIONS DIRECTOR

1 – DATE	2 - SIGNATURE

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – QUARTERLY INFORMATION As of 30/06/2007
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Law

01.01. – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ
99999-9	BOLSA DE MERCADORIAS & FUTUROS-BM&F S.A.	08.936.812/0001-55

02.01. – BALANCE SHEET – ASSETS (Reals)

1 - CODE	2 - DESCRIPTION	3 – 30/09/2007	4 – 30/06/2007
1	Total Assets	500	50
1.01	Current Assets	500	50
1.01.01	Cash	500	50
1.01.02	Credits	0	0
1.01.02.01	Clients	0	0
1.01.02.02	Diverse Credits	0	0
1.01.03	Inventory	0	0
1.01.04	Other	0	0
1.02	Noncurrent	0	0
1.02.01	Long Term	0	0
1.02.01.01	Diverse Credits	0	0
1.02.01.02	Credits with Related Persons	0	0
1.02.01.02.01	With Affiliates and Similar	0	0
1.02.01.02.02	With Controlled Companies	0	0
1.02.01.02.03	With other Related Persons	0	0
1.02.01.03	Other	0	0
1.02.02	Permanent Assets	0	0
1.02.02.01	Investments	0	0
1.02.02.01.01	Interests in Affiliates/Similar	0	0
1.02.02.01.02	Interests in Affiliates/Similar – Premium	0	0
1.02.02.01.03	Interests in Controlled Companies	0	0
1.02.02.01.04	Interests in Controlled Companies – Premium	0	0
1.02.02.01.05	Other Investments	0	0
1.02.02.02	PPE	0	0
1.02.02.03	Intangible	0	0
1.02.02.04	Differed	0	0

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – QUARTERLY INFORMATION As of 30/06/2007
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Law

01.01. – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ
99999-9	BOLSA DE MERCADORIAS & FUTUROS-BM&F S.A.	08.936.812/0001-55

02.01. – BALANCE SHEET – LIABILITIES (Reals)

1 - CODE	2 - DESCRIPTION	3 – 30/09/2007	4 – 30/06/2007
2	Total Liabilities	500	50
2.01	Current Liabilities	0	0
2.01.01	Loans and Financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	0	0
2.01.04	Taxes, Levies and Assessments	0	0
2.01.05	Dividends Payable	0	0
2.01.06	Provisions and Allowances	0	0
2.01.07	Debts with Related Persons	0	0
2.01.08	Other	0	0
2.02	Noncurrent Liabilities	0	0
2.02.01	Long Term	0	0
2.02.01.01	Loans and Financing	0	0
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions and Allowances	0	0
2.02.01.04	Debts with Related Persons	0	0
2.02.01.05	Advance for Future Capitalization	0	0
2.02.01.06	Other	0	0
2.02.02	Results of Future Fiscal Years	0	0
2.04	Shareholders' Equity	500	50
2.04.01	Realized Share Capital	500	50
2.04.02	Capital Reserves	0	0
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Owned Assets	0	0
2.04.03.02	Controlled Companies/Affiliates and Similar	0	0
2.04.04	Surplus Reserve	0	0
2.04.04.01	Legal	0	0
2.04.04.02	Under Corporate Charter	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Income	0	0
2.04.04.05	Retained Profits	0	0
2.04.04.06	Special for Non-distributed Dividends	0	0
2.04.04.07	Other Surplus Reserves	0	0
2.04.05	Accumulated Profits/Losses	0	0
2.04.06	Advance for Future Capitalization	0	0

Notes to Financial Statements

Period from 15 June (Company's incorporation date) to 30 September 2007

(in thousand Reals)

1 Operational Context

The Company was incorporated on 15 June 2007 under the name V.A.L.S.P.E. Empreendimentos e Participações S.A. with the corporate object of participating in other companies as a member or shareholder in Brazil and overseas ("holding"). On 28 August 2007, the shareholders decided the following, among other things, at an Extraordinary General Meeting: (i) To change the address of the headquarters of the Company to Praça Antonio Prado, 48, city center, São Paulo; and (ii) To Change its corporate name to Bolsa de Mercadorias & Futuros – BM&F S.A. (BM&F S.A.).

On 17 September 2007, the management entered into the Partial Split Up Protocol and Justification (Protocol) for acquisition of the split up portion of the shareholders' equity of Bolsa de Mercadorias & Futuros – BM&F (BM&F), and called its shareholders to resolve, among other things, on such acquisition at an Extraordinary General meeting held on 20 September 2007.

The Extraordinary General Meeting held on 20 September 2007 resolved the following:

i. Approved the acquisition by BM&F S.A. of the split up shareholders' equity of BM&F under the protocol entered into by and between the management of the two companies, effective as of 1 October 2007;

ii. Approved the new memorandum and articles of association of the Company;

iii. Approved the Evaluation Report prepared by the independent auditors;

iv. Authorized the management of BM&F to perform all acts required for the implementation of the acquisition transaction, subscribing for the capital increase to be made in BM&F under the Protocol;

v. Approved the new share capital amount and the amount of reserves to be incorporated;

vi. Approved the members of the Board of Directors and the Self-Regulation Committee, and the relevant global compensation of the management;

vii. Approved the stock option program to be implemented at BM&F S.A.; and

viii. Authorized the management to take the necessary steps to continue BM&F S.A.'s IPO.

As provided in such Protocol, BM&F S.A. will acquire all assets and liabilities comprising the net asets of BM&F – Associação relating and/or correlating to the activities that will be undertaken by it and based on the interim balance sheet prepared on 31 August 2007, corresponding to a split up portion in the amount of R$ 1,281,136. The results of equity fluctuations occurred in BM&F – Associação after 1 September until the effective date of the split up – 1 October 2007 – remained with it.

On 1 October 2007, with the acquisition of the split up portion of BM&F – Associação, Bolsa de Mercadorias & Futuros S.A. will act on the registration, clearing and physical and financial settlement of transactions (clearing) entered into on its pits and/or other exchanges, markets or trading systems.

BM&F S.A. will organize, develop and provide the operation of free and open contracts markets referenced in financial assets, indices, indicators, rates, commodities and currencies, for the cash and future settlement types. Its activities will be organized through Clearing Houses and will consist in transactions with derivatives, interbank market for foreign exchange and securities held in custody within the Special Settlement and Custody System (Selic).

Through its future controlled company Bolsa Brasileira de Mercadorias which will be acquired, it will be active in the registration and settlement of transactions involving commodities, assets and services for physical delivery, as well as the securities representing such products in the primary and secondary markets and in the cash, forward and option types.

In order to serve clients and satisfy the specifics of its activity market, through its future wholly owned subsidiary Banco BM&F de Serviços de Liquidação e Custódia, it will offer to holders of access rights and its Clearing Houses the centralization of assets deposited as guarantee margin for transactions.

Following the acquisition, the objective of BM&F USA Inc., a wholly owned subsidiary with principal place if business in New York City and representative office in Shanghai, will be to represent BM&F S.A. overseas through relationships with other exchanges and regulators and to assist it to prospect new clients for the market.

Investments in the controlled companies that will be acquired, Bolsa Brasileira de Mercadorias and Bolsa de Valores do Rio de Janeiro (BVRJ), maintain their relevant Guarantee Funds, being special purpose vehicles without legal entity exclusively for the purpose of securing clients and members reimbursement for losses resulting from the following events: error in the execution of orders accepted and inadequate or irregular use of moneys belonging to clients, and the maximum liability of such Guarantee Funds is limited to the value of the relevant equity. At BM&F S.A., such mechanism will take the form of a specific reserve made under its chart, created for the same purpose, in the amount of R$ 92,342.

At the Extraordinary General Meeting held on 20 September 2007, the terms and conditions of the transaction to be entered into with GA Latin America Investments relating to the sale by the shareholders of the company of shares equal to 10% of the share capital after the issue of shares with the incorporation of the split up portion of BM&F – Associação, were presented. On the same date a sale agreement was entered into with such company for a price of up to R$ 1 billion, subject to the conditions specified in the agreement and the obtaining of applicable regulatory authorizations. In case the regulatory authorizations are not obtained and the conditions precedent are not satisfied or waived until 28 February 2008, such agreement will terminate, unless another agreement is reached and executed by the parties.

2 Submission of Financial Statements

The financial statements of Bolsa de Mercadorias & Futuros – BM&F S.A. were prepared in accordance with the accounting practices adopted in Brazil which include accounting guidelines set forth by Brazilian corporate law.

Since between the company's incorporation date and 30 September 2007 the activities of the company were limited to the maintenance in cash of paid

capital, in the period there were no events that would have had an effect on its income statement. As such, the income statement for the period is not being submitted.

3 Shareholders' Equity

The fully paid in share capital comprises 500 common nominative shares.

4 Subsequent Events

a. Acquisition of the split up portion of the shareholders' equity of BM&F Associação

As mentioned in Note no. 1, on 1 October 2007 the company acquired the split up portion of the accounting shareholders' equity as of 30 September 2007 of BM&F Associação, and the balances were incorporated into the accounts of the company as shown below:

Assets	
Current and Long Term Assets	1,369,315
Cash and Investments	1,339,665
Other credits	871
Deposits with courts	22,501
Advanced expenses	6,278
Permanent	
Investments	97,790
Interest in companies	85,205
Other investments	12,585
PPE	80,082
Properties for use	100,951
Equipment and premises	99,232
Other	22,972
(Accumulated depreciation)	(143,074)
Total Assets	1,547,186
Liabilities	
Current and Long Term Liabilities	266,050
Guarantees/Security received in transactions	226,150
Payroll	13,267
Provision for contingencies	26,633
Shareholders' equity	1,281,136
Company's equity	901,877
Revaluation Reserves	24,904
Reserves under corporate chart	354,355
Total liabilities	1,547,186

b. Partnership with the Chicago Mercantile Exchange Group (CME Group)

On 23 October 2007, a nonbinding letter of intent was entered into with the CME Group for the CME Group or one of its subsidiaries to purchase shares corresponding to 10% of the BM&F S.A.'s share capital, at a purchase price equal to R$ 1,3 billion in exchange for a shareholding stake of approximately 2% in the share capital of the CME Group. As set forth in the Memorandum and Articles of Association, the CME group will have voting rights limited to 7.5% of the shares issued by the company.

Under a future agreement to be entered into with the CME Group, both the shareholding stake in the share capital of BM&F S.A. and BM&F S.A.'s shareholding stake in the share capital of the CME group shall not be sold during a period of four years. Additionally, under an obligation existing in the agreement, BM&F S.A.'s future investments for the acquisition of shareholding stakes in stock or commodities and futures exchanges have to be limited to exchanges located in South and Central America and in the same period the CME Group cannot acquire interests in other exchanges in the same region.

The purpose of the agreement will also be the exploration of opportunities with the CME Group encompassing, among other aspects, (i) the interlinking of the trade distribution electronic network with the electronic network of the CME group, for the routing or orders relating to products transacted in our trading environments and on the CME; (ii) reciprocal prohibition to list derivatives contracts currently in the trading environments of the other party; (iii) creation of task forces to explore opportunities and promote new products for the Brazilian and Latin American markets; (iv) exclusivity for the CME Group (in relation to other exchanges) in the provision of guarantee management services overseas to our clearing houses; and (v) our inclusion as a special clearing member of the CME to facilitate the access of participants of our trading environments to the settlement of products in the United States. Additionally, under a future agreement the CME Group shall not provide order routing services to other exchanges located in Central and South America and we shall not retain another routing services provider other than the CME Group. The agreement will include revocation clauses in case agreements are not executed or investments are not completed by 31 March 2008.

Management Report
Bolsa de Mercadorias & Futuros S.A.
30 September 2007

1. History

Bolsa de Mercadorias & Futuros S.A.-BM&F S.A., enrolled with the taxpayers' list of the Ministry of Finance under no. 08.936.812/0001-55, was created to enable the demutualization of Bolsa de Mercadorias & Futuros-BM&F under the Bolsa de Mercadorias & Futuros-BM&F's Partial Split Up Protocol and Justification entered into by and between BM&F S.A. and BM&F on 17 September 2007.

BM&F S.A. was incorporated on 15 June 2007 (and originally its name was V.A.L.S.P.E. Empreendimentos e Participações S.A.) with a subscribed share capital on the incorporation date of R$500.00, R$50.00 (fifty Reals) of which were paid in by its shareholders on such date. A further payment for shares was made on 28 August 2007 in the amount of R$450.00.

Since its incorporation the company maintained the paid in capital in cash and did not carry out any activities.

On 27 August 2007, shareholder Adriana Vechies Salvini transferred to Mr. Edemir Pinto its full participation on V.A.L.S.P.E. Empreendimentos e Participações S.A. comprising 250 (two hundred and fifty common shares).

On the same date, shareholder Linéia Mathias transferred to Mr. Marco Aurélio Teixeira its full participation on V.A.L.S.P.E. Empreendimentos e Participações S.A. comprising 250 (two hundred and fifty common shares).

On 28 August 2007, shareholders Edemir Pinto and Marco Aurélio Teixeira paid in the total share capital of BM&F S.A.

On the same date, the name of V.A.L.S.P.E. Empreendimentos e Participações S.A. was changed to "Bolsa de Mercadorias & Futuros-BM&F S.A." ("BM&F

S.A.") at an Extraordinary General Meeting that also changed the headquarters to Praça Antonio Prado, 48, in the City of São Paulo, State of São Paulo.

At such Extraordinary General Meeting, the resignation of former officers Adriana Vechies Salvini and Linéia Mathias, and the election of their substitutes Messrs. Edemir Pinto and Marco Aurélio Teixeira for a term of office of 1 (year) year were approved.

The result of BM&F's demutualization process, approved at an Extraordinary General Meeting held on 20 September 2007, was to transfer to BM&F S.A. the organization and operation of organized and over-the-counter markets for the trading and registration of futures and derivatives contracts for currency, commodities and other assets developed by BM&F.

2. Personnel, Qualification and Social Security Plans

On 30 September 2007, BM&F S.A. has no employees and no qualification or social security plans.

From its incorporation until 30 September, the company was managed by its management in accordance with the Memorandum and Articles of Association and their annual global compensation set until then was equal to R$ 1,000.00.

3. Controlled Companies and Affiliates

As of 30 September 2007, BM&F S.A. had not made any investments and did not hold interests in any other companies.

4. Subsequent Events

Until BM&F's demutualization process operates effects, i.e., until 1 October 2007 the fully paid in share capital of BM&F S.A. is equal to R$ 500.00 (five hundred Reals), divided into 500 (five hundred) common nominative shares without par value.

On 1 October 2007, the share capital of BM&F S.A. will be increased by R$ 901,876,792.00, changing from the current R$ 500.00 to R$ 901,877,292.00. The following will also be incorporated into the Company's shareholders' equity: R$ 24,904,425.01 in revaluation reserves, and R$ 354,354,919.77 in reserves for the creation of funds and safeguards, which are booked at BM&F on 31 August 2007 and will be maintained by the Company due to the activities that it will develop, totaling R$ 1,281,136,636.78.

BM&F S.A. will succeed BM&F in all rights and obligations, including in relation to agreements and lawsuits relating to the exercise of the activities that will be undertaken by BM&F S.A.

On 20 September 2007, BM&F S.A. held an Extraordinary General Meeting at which the steps required for the implementation of the demutualization of BM&F were approved by means of the following resolutions:

(i) Acquisition of the split up portion of BM&F's shareholders' equity under the Protocol, and ratification of the appointment of KPMG Auditores Independentes to be in charge of the evaluation of the accounting shareholders' equity of the split up portion of BM&F's shareholders' equity, and approval of the relevant Evaluation Report;

(ii) Amount of the Company's share capital and the relevant issue of common shares to be subscribed for and paid in with the split up portion of BM&F's shareholders' equity, and authorization for the management of the Company to take all steps required for its implementation;

(iii) Approval of the Company's memorandum and articles of association submitted in advance to BM&F's members and reflecting, among other aspects, the activities transferred to it and the relevant administrative and self-regulation structures, and the amount of the share capital, resulting from the acquisition of the split up portion of BM&F's shareholders' equity;

(iv) Election, as resolved at BM&F's Extraordinary General Meeting, of the members of the Board of Directors and Self-Regulation Committee, and establishment of the global compensation of the management and members of the Self-Regulation Committee, and approval of the stock option program by way of retribution and incentive for the management and the employees of the Company; and

(v) Proposal to become a publicly held company and carry out an IPO in the secondary market, and authorization for the management to take all steps necessary therefor.

After demutualization, BM&F's members that hold seats became shareholders of BM&F S.A. based on the equity value of the seats on 31 August 2007.

5. Completion of the Demutualization and IPO Project

Pursuant to the Extraordinary General Meeting held on 20 September 2007, BM&F' demutualization will operate effects commencing on 1 October 2007, being the date on which the Company will take on its activities.

In this sense, such Meeting approved the creation of a Task Force comprising the current members of BM&F's Board of Directors for the specific purpose of supervising the implementation of the public offer of shares of the Company by 31 December 2007, assisting the Board of Directors of BM&F S.A. when created in all that is needed.

The Memorandum and Articles of Association of the Company will reflect the activities that will be undertaken by it after completion of the demutualization and the administrative and self-regulation structures relating to such activities under the regulations in force and effect.

6. Continuity of BM&F's Projects

We also highlight the fact that after completion of the demutualization process, the Company intends to continue projects then developed by BM&F, amongst which we highlight the following:

- Receipt of guarantees Overseas;
- Implementation of the new electronic trading platform;
- Adequacy/redesign of the agribusiness project;
- Launch of new financial derivatives products;
- Introduction of products referenced in the carbon market;
- Launch of the Derivatives Distribution Agent;
- Creation of market maker and electronic pit;
- Widening of Clearing Houses' activities;
- Updating of the integrated risk system.

  - **Auditor Retaining Policy**

The policy relating to the retaining of independent auditors' services unrelated to external auditing of financial statements by BM&F and the controlled companies in based upon regulations in force and effect and internationally accepted principles that preserve the independence of auditors. Such principles consist in: (a) auditors should not audit their own work, (b) auditors should not

exercise management activities at their clients and (c) auditors should not promote the interests of their clients.

In the period ended on 30 September 2007, the independent auditors and the parties relating to them did not provide services other than external audit of financial information.

12.01. – COMMENTS ON THE BEVAIOR OF COMPANY PROJECTIONS

13.01. – COMPANY PROJECTIONS

15.01. – INVESTMENT PROJECTS

16.01. – OTHER INFORMATION DEEMED MATERIAL BY THE COMPANY

17.01. – SPECIAL REVIEW REPORT – WITHOUT REMARKS

Independent Auditors' Special Review Report

To
The Shareholders of
Bolsa de Mercadorias & Futuros-BM&F S.A.
São Paulo - SP

1. We have performed a special review of the Quarterly Information (ITR) of Bolsa de Mercadorias & Futuros-BM&F S.A. relating to the quarter ended on 30 September 2007 comprising the balance sheet, the income statement, the performance report and material information, prepared in accordance with the accounting practices adopted in Brazil.

2. Our review was made in accordance with the specific rules set by IBRACON – Institute of Brazilian Independent Auditors with the National Accounting Council and consisted mainly in: (a) questioning and discussing the management in charge of the accounting, financial and operational areas of the Company as to the main criteria adopted in the preparation of the Quarterly Information; and (b) review of the subsequent information and events that have or may have material effects on the financial circumstances and operations of the Company.

3. On the basis of our special review, we are not aware of any material change that should be made in the above mentioned Quarterly Information for them to be in accordance with the accounting practices adopted in Brazil and the ones issued by the Brazilian Securities Commission applicable specifically to the preparation of Quarterly Information.

4. As mentioned in Note no. 1, on 20 September 2007, at an Extraordinary General Meeting, the shareholders approved, among other things, the Partial Split Up Protocol and Justification (Protocol) providing for the Acquisition by the Company of the split up portion of the shareholders' equity of Bolsa de Mercadorias & Futuros – BM&F (BM&F) in the amount of R$ 1,281,136 thousand as well as of the operational activities until then undertaken by BM&F. As provided in the Protocol, the effects of the transaction will operate effects as 1 October 2007.

1 November 2007

KPMG Auditores Independentes
CRC 2SP014428/O-6

Alberto Spilborghs Neto
Accountant CRC 1SP167455/O-0

01.01. – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ
99999-9	BOLSA DE MERCADORIAS & FUTUROS-BM&F S.A.	08.936.812/0001-55

ERROR CHECKING

GROUP	ITEM	FIELD	ERROR TYPE	ERROR DESCRIPTION
01	02	10	02	Headquarters' Telex – Blank
01	02	13	02	Headquarters' Fax - Blank
01	02	14	02	Headquarters' Fax - Blank
01	03	09	02	IR Telephone – Blank
01	03	10	02	IR Telephone – Blank
01	03	11	02	IR Telex - Blank
01	03	14	02	IR Fax – Blank
01	03	15	02	IR Fax – Blank
01	05	2/1	02	Number of preferred shares in the paid in share capital in the current quarter – Blank
01	05	4/1	02	Number of common shares in treasury in the current quarter – Blank
01	05	5/1	02	Number of preferred shares in treasury in the current quarter – Blank
01	05	6/1	02	Total number of shares in treasury in the current quarter – Blank
01	05	2/2		Number of preferred shares in the paid in share capital in the previous quarter – Blank
01	05	4/2		Number of common shares in treasury in the previous quarter – Blank
01	05	5/2		Number of preferred shares in treasury in the previous quarter – Blank
01	05	6/2		Total number of shares in treasury in the previous quarter – Blank
01	05	1/3		Number of common shares in paid in share capital in the same quarter of the previous year – Blank
01	05	2/3		Number of preferred shares in paid in share capital in the same quarter of the previous year – Blank
01	05	3/3		Total number of shares in paid in share capital in the same quarter of the previous year – Blank
01	05	4/3		Number of common shares in treasury in the same quarter of the previous year – Blank
01	05	5/3		Number of preferred shares in treasury in the same quarter of the previous year – Blank
01	05	6/3		Total number of shares in treasury in the same quarter of the previous year – Blank
01	08		02	Profits in cash – Not completed
01	09		02	Subscribed share capital and changes in the current fiscal year – Not completed
03	01		02	Income Statements without figures
09	01		02	Interests in Controlled Companies and/or Affiliates – Not completed
10	01		02	Characteristics of public or private issue of debentures – Not completed
11	01		02	Executed Orders/Agreements – Not completed
12	01		02	Comments on the Behavior of Company Projections - Blank
14	01	03	02	% constructions – blank – see Item no. 1
14	01	04	02	% constructions – blank – see Item no. 1
14	01	03	02	Amount of invested moneys – blank – Item no. 2
14	01	04	02	Amount of invested moneys – blank – Item no. 2
14	01	03	02	% aggregate invested moneys – blank – Item no. 3

14	01	04	02	% aggregate invested moneys – blank – Item no. 3
14	01	03	02	% aggregate invested moneys from own resources – blank – Item no. 4
14	01	04	02	% aggregate invested moneys from own resources – blank – Item no. 4
14	01	03	02	% aggregate invested moneys from third party resources – blank – Item no. 5
14	01	04	02	% aggregate invested moneys from third party resources – blank – Item no. 5
16	01		02	Other Information deemed Material by the Company – Not completed

01.01. – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ
99999-9	BOLSA DE MERCADORIAS & FUTUROS-BM&F S.A.	08.936.812/0001-55

INDEX

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY OPINION ON THE COMPANY, AND THE COMPANY'S MANAGEMENT IS RESPONSIBLE FOR THE TRUTH OF THE INFORMATOIN PROVIDED.

01.01. – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ*
99999-9	V.A.L.S.P.E. EMPREEND. E PARTIC. S.A.	08.936.812/0001-55
4 – NIRE**		
35300343565		

* Enrollment with the Taxpayer's List of the Ministry of Finance – Legal Entities

** Corporate Registration Number assigned by the Commercial Registry

01.02. – HEADQUARTERS

1 – FULL ADDRESS Rua Pamplona, 818, 7th floor – suite 71			2 – BOROUGH OR DISTRICT Jardim Paulista	
3 – CEP 01405-001	4 – CITY São Paulo		5 – STATE SP	
6 – LONG DISTANCE CODE 11	7 – TELEPHONE 3119-2000	8 – TELEPHONE 3119-2170	9 – TELEPHONE 3119-2179	10 – TELEX
11 – LONG DISTANCE CODE 11	12 – FAX 3242-4244	13 – FAX -	14 – FAX -	
15 - Email bmf@bmf.com.br				

01.03. – INVESTOR RELATIONS DIRECTOR (Company's Correspondence Address)

1 – NAME JOÃO LAURO PIRES VIEIRA DO AMARAL				
2 – FULL ADDRESS Praça Antonio Prado, 48			3 – BOROUGH OR DISTRICT City Center	
4 – CEP 01010-901	5 – CITY São Paulo		6 – STATE SP	
7 – LONG DISTANCE CODE 11	8 – TELEPHONE 3119-2543	9 – TELEPHONE 3119-2509	10 – TELEPHONE -	11 – TELEX
12 – LONG DISTANCE CODE 11	13 – FAX 3242-4244	14 – FAX -	15 – FAX -	
16 - Email ri@bmf.com.br / ir@bmf.com.br				

01.04. – REFERENCE/AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - STARTED	2 - END	3 - NUMBER	4 - STARTED	5 - END	6 - NUMBER	7 - STARTED	8 - END
15/06/2007*	31/12/2007	2	15/06/2007	30/06/2007			
9 – AUDITOR'S NAME/CORPORATE NAME KPMG Auditores Independentes					10 – CVM CODE 00418-9		
11 – NAME OF TECHNICAL PERSON IN CHARGE ALBERTO SPILBORGHIS NETO					12 – CPF** OF THE TECHNICAL PERSON IN CHARGE 022.452.288-47		

* Dates are DD/MM/YYYY

** Enrollment with the Taxpayer's List of the Ministry of Finance – Individuals

01.01. – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ
99999-9	V.A.L.S.P.E. EMPREEND. E PARTIC. S.A.	08.936.812/0001-55

01.05. – SHARE CAPITAL BREAKDOWN

Number of Shares (Units)	1 - Current Quarter 30/06/2007	2 – Previous Quarter	3 – Same Quarter in Previous Fiscal Year
Paid-in Share Capital			
1 – Common	50	0	0
2 – Preferred	0	0	0
3 - Total	50	0	0
In Treasury			
4 – Common	0	0	0
5 – Preferred	0	0	0
6 - Total	0	0	0

01.06. – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, Industrial and Other
2 – STATUS Pre-operational
3 – NATURE OF SHAREHOLDING CONTROL Private National
4 – ACTIVITY CODE 3990 – Enterprises, Management, Participation – No Main Sector
5 – CORE ACTIVITY Participation in Other Companies
6 – TYPE OF CONSOLIDATED FINANCIAL STATEMENTS Not Provided
7 – TYPE POF AUDITORS' REPORT Without Remarks

01.07. – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 – CORPORATE NAME

01.08.- CASH PROFITS RESOLVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - APPROVAL	4 - PROFITS	5 – PAYMENT BEGAN	6 – SHARE TYPE AND CLASS	7 – VALUE OF PROFITS PER SHARE

01.01. – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ
99999-9	V.A.L.S.P.E. EMPREEND. E PARTIC. S.A.	08.936.812/0001-55

01.09. – SUBSCRIBED SHARE CAPITAL AND CHANGES IN THE CURRENT FISCAL YEAR

1 - ITEM	2 – CHANGE DATE	3 – VALUE OF SHARE CAPITAL (Reals)	4 – CHANGE VALUE (Value)	5 – ORIGIN OF CHANGE	7 – NUMBER OF SHARES ISSUED (Units)	8 – SHARE PRICE UPON ISSUE (Reals)

01.10. – INVESTOR RELATIONS DIRECTOR

1 – DATE	2 - SIGNATURE

01.01. – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ
99999-9	V.A.L.S.P.E. EMPREEND. E PARTIC. S.A.	08.936.812/0001-55

02.01. – BALANCE SHEET – ASSETS (Reals)

1 - CODE	2 - DESCRIPTION	3 – 30/06/2007	4 -
1	Total Assets	50	0
1.01	Current Assets	50	0
1.01.01	Cash	50	0
1.01.02	Credits	0	0
1.01.02.01	Clients	0	0
1.01.02.02	Diverse Credits	0	0
1.01.03	Inventory	0	0
1.01.04	Other	0	0
1.02	Noncurrent	0	0
1.02.01	Long Term	0	0
1.02.01.01	Diverse Credits	0	0
1.02.01.02	Credits with Related Persons	0	0
1.02.01.02.01	With Affiliates and Similar	0	0
1.02.01.02.02	With Controlled Companies	0	0
1.02.01.02.03	With other Related Persons	0	0
1.02.01.03	Other	0	0
1.02.02	Permanent Assets	0	0
1.02.02.01	Investments	0	0
1.02.02.01.01	Interests in Affiliates/Similar	0	0
1.02.02.01.02	Interests in Affiliates/Similar – Premium	0	0
1.02.02.01.03	Interests in Controlled Companies	0	0
1.02.02.01.04	Interests in Controlled Companies – Premium	0	0
1.02.02.01.05	Other Investments	0	0
1.02.02.02	PPE	0	0
1.02.02.03	Intangible	0	0
1.02.02.04	Differed	0	0

01.01. – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ
99999-9	V.A.L.S.P.E. EMPREEND. E PARTIC. S.A.	08.936.812/0001-55

02.01. – BALANCE SHEET – LIABILITIES (Reals)

1 - CODE	2 - DESCRIPTION	3 – 30/06/2007	4 -
2	Total Liabilities	50	0
2.01	Current Liabilities	0	0
2.01.01	Loans and Financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	0	0
2.01.04	Taxes, Levies and Assessments	0	0
2.01.05	Dividends Payable	0	0
2.01.06	Provisions and Allowances	0	0
2.01.07	Debts with Related Persons	0	0
2.01.08	Other	0	0
2.02	Noncurrent Liabilities	0	0
2.02.01	Long Term	0	0
2.02.01.01	Loans and Financing	0	0
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions and Allowances	0	0
2.02.01.04	Debts with Related Persons	0	0
2.02.01.05	Advance for Future Capitalization	0	0
2.02.01.06	Other	0	0
2.02.02	Results of Future Fiscal Years	0	0
2.04	Shareholders' Equity	50	0
2.04.01	Realized Share Capital	50	0
2.04.02	Capital Reserves	0	0
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Owned Assets	0	0
2.04.03.02	Controlled Companies/Affiliates and Similar	0	0
2.04.04	Surplus Reserve	0	0
2.04.04.01	Legal	0	0
2.04.04.02	Under Corporate Charter	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Income	0	0
2.04.04.05	Retained Profits	0	0
2.04.04.06	Special for Non-distributed Dividends	0	0
2.04.04.07	Other Surplus Reserves	0	0
2.04.05	Accumulated Profits/Losses	0	0
2.04.06	Advance for Future Capitalization	0	0

V.A.L.S.P.E. Empreendimentos e Participações S.A.

Notes to Financial Statements

Period from 15 June to 30 June 2007

(in thousand Reals)

1 Operational Context

V.A.L.S.P.E. Empreendimentos e Participações S.A. was incorporated on 15 June 2007 with the corporate object of participating in other companies as a member or shareholder in Brazil and overseas ("holding"). The share capital subscribed on the incorporation date was R$ 500.00 (five hundred Reals), and on the same date R$ 50.00 (fifty Reals) were paid in by its shareholders. From the incorporation date until 30 June 2007 the company maintained the paid in capital in cash and did not carry out any activities.

2 Submission of Financial Statements

The financial statements of V.A.L.S.P.E. were prepared in accordance with the accounting practices adopted in Brazil which include accounting guidelines set forth by Brazilian corporate law.

Since between the company's incorporation date and 30 June 2007 the activities of the company were limited to the maintenance in cash of paid capital, in the period there were no events that would have had an effect on its income statement. As such, the income statement for the period is not being submitted.

3 Subsequent Events

On 28 August 2007, the shareholders decided the following, among other things, at an Extraordinary General Meeting: (i) To change the address of the headquarters of the Company to Praça Antonio Prado, 48, city center, São Paulo; and (ii) To Change its corporate name to Bolsa de Mercadorias & Futuros – BM&F S.A. (BM&F S.A.).

On 17 September 2007, the management entered into the Partial Split Up Protocol and Justification (Protocol) for acquisition of the split up portion of the shareholders' equity of Bolsa de Mercadorias & Futuros – BM&F (BM&F), and called its shareholders to resolve, among other things, on such acquisition at an Extraordinary General Meeting held on 20 September 2007.

The Extraordinary General Meeting held on 20 September 2007 resolved the following:

i. Approved the acquisition of the split up shareholders' equity of BM&F under the protocol entered into by and between the management of the two companies, effective as of 1 October 2007;

ii. Approved the new memorandum and articles of association of the Company;

iii. Approved the Evaluation Report prepared by the independent auditors;

iv. Authorized the management of BM&F to perform all acts required for the implementation of the acquisition transaction, subscribing for the capital increase to be made in BM&F under the Protocol;

v. Approved the new share capital amount and the amount of reserves to be incorporated;

vi. Approved the members of the Board of Directors and the Self-Regulation Committee, and the relevant global compensation of the management;

vii. Approved the stock option program to be implemented at BM&F S.A.; and

viii. Authorized the management to take the necessary steps to continue BM&F S.A. IPO.

The assets and the liabilities comprising the portion of the accounting shareholders' equity to be acquired by BM&F S.A. on 1 October 2007, base date 31 August 2007, may be summarized as follows:

Description	
Current and Long Term Assets	1,671,206
Cash and Investments	1,636,173
Other credits	4,910
Advanced expenses	7,220
Deposits with courts	22,903
Permanent	174,952
Investments	95,753
Interest in companies	83,159
Other investments	12,594
PPE	79,199
Properties for use	100,951
Equipment and premises	92,670
Other	26,289
(Accumulated depreciation)	(140,711)
Total Assets	1,846,158
Current and Long Term Liabilities	565,022
Guarantees/Securities received in transactions	518,305
Payroll	14,163
Provision for contingencies	32,554
Shareholders' equity	1,281,136
Company's equity	901,877
Revaluation Reserves	24,904
Reserves under corporate chart	354,355
Total liabilities	1,846,158

Commencing on 1 October 2007, BM&F S.A. will hold all operating activities until then undertaken by BM&F – Associação, and BM&F Associação will only keep educational, assistance and sport support activities.

BM&F S.A. will act on the registration, clearing and physical and financial settlement of transactions (Clearing House) to be entered into on its pits and/or other exchanges, markets or trading systems. BM&F S.A. will organize, develop and provide the operation of free and open contracts markets referenced in financial assets, indices, indicators, rates, commodities and currencies, for the cash and future settlement types. Its activities will be organized through Clearing Houses and will consist in transactions with derivatives, interbank market for foreign exchange and securities held in custody within the Special Settlement and Custody System (Selic).

Management Report
V.A.L.S.P.E. Empreendimentos e Participações Ltda.
30/06/07

History

The corporate object of V.A.L.S.P.E. Empreendimentos e Participações S.A., enrolled with the taxpayers' list of the Ministry of Finance under no. 08.936.812/0001-55, is to participate in other companies as a member or shareholder, in Brazil or overseas ("holding").

V.A.L.S.P.E. was incorporated on 15 June 2007 and its share capital subscribed on the incorporation date was R$ 500.00 (five hundred Reals), R$ 50.00 (fifty Reals) of which were paid in by its shareholders on such date.

Since its incorporation the company maintained the paid in capital in cash and did not carry out any activities.

Personnel, Qualification and Social Security Plans

On 30/06/2007, V.A.L.S.P.E. has no employees and no qualification or social security plans.

From its incorporation until 30/06, the company was managed by its management in accordance with the Memorandum and Articles of Association and their annual global compensation set until then was equal to R$ 1,000.00 (one thousand Reals).

Controlled Companies and Affiliates

As of 30/06/2007, V.A.L.S.P.E. had not made any investments and did not hold interests in any other companies.

Subsequent Events

On 27/08/2007, shareholder Adriana Vechies Salvini transferred to Mr. Edemir Pinto its full participation on V.A.L.S.P.E. Empreendimentos e Participações S.A. comprising 250 (two hundred and fifty common shares).

On the same date, shareholder Linéia Mathias transferred to Mr. Marco Aurélio Teixeira its full participation on V.A.L.S.P.E. Empreendimentos e Participações S.A. comprising 250 (two hundred and fifty common shares).

On 28/08/2007, shareholders Edemir Pinto and Marco Aurélio Teixeira paid in the share capital of V.A.L.S.P.E. Empreendimentos e Participações S.A. and the company adopted the following corporate structure:

On the same date, the name of V.A.L.S.P.E. Empreendimentos e Participações S.A. was changed to "Bolsa de Mercadorias & Futuros-BM&F S.A." ("BM&F S.A.") at an Extraordinary General Meeting that also changed the headquarters to Praça Antonio Prado, 48, in the City of São Paulo, State of São Paulo.

At such Extraordinary General Meeting, the resignation of former officers Adriana Vechies Salvini and Linéia Mathias, and the election of their substitutes Messrs. Edemir Pinto and Marco Aurélio Teixeira for a term of office of 1 (year) year were approved.

The objective of Bolsa de Mercadorias & Futuros-BM&F S.A. will be to enable the demutualization of Bolsa de Mercadorias & Futuros-BM&F ("BM&F") under the Bolsa de Mercadorias & Futuros-BM&F's Partial Split Up Protocol and Justification entered into by and between BM&F S.A. and BM&F on 17/09/2007 (hereinafter, the "Protocol").

The result of BM&F's demutualization process, approved at an Extraordinary General Meeting held on 20/09/2007, was to transfer to BM&F S.A. the organization and operation of organized and over-the-counter markets for the trading and registration of futures and derivatives contracts for currency, commodities and other assets developed by BM&F.

Until BM&F's demutualization process operates effects on 01/10/2007 the fully paid in share capital of BM&F S.A. is equal to R$ 500.00 (five hundred Reals), divided into 500 (five hundred) common nominative shares without par value.

After 01/1/2007, the share capital of BM&F S.A. will be increased by R$ 901,876,792.00 (nine hundred and one million, eight hundred and seventy six thousand, seven hundred and ninety two Reals), changing from the current R$ 500.00 (five hundred Reals) to R$ 901,877,292.00 (nine hundred and one million, eight hundred and seventy seven thousand, two hundred and ninety two Reals). The following will also be incorporated into the Company's shareholders' equity: R$ 24,904,425.01 (twenty four million, nine hundred and four thousand, four hundred and twenty five Reals and one cent) in revaluation reserves, and R$ 354,354,919.77 (three hundred and fifty four million, three hundred and fifty four thousand, nine hundred and nineteen Reals and seventy seven cents) in reserves for the creation of funds and safeguards, which are booked at BM&F on 31/08/2007 and will be maintained by the Company due to the activities that it will develop, totaling R$ 1,281,136,636.78 (one billion, two hundred and eighty one million, one hundred and thirty six thousand, six hundred and thirty six Reals and seventy eight cents).

BM&F S.A. will succeed BM&F in all rights and obligations, including in relation to agreements and lawsuits relating to the exercise of the activities that will be undertaken by BM&F S.A.

On 20/09/2007, BM&F S.A. held an Extraordinary General Meeting at which the steps required for the implementation of the demutualization of BM&F were approved by means of the following resolutions:

(i) Acquisition of the split up portion of BM&F's shareholders' equity under the Protocol, and appointment of KPMG Auditores Independentes to be in charge of the evaluation of the accounting shareholders' equity of the split up portion of BM&F's shareholders' equity, and approval of the relevant Evaluation Report;

(ii) Amount of the Company's share capital and the relevant issue of common shares to be subscribed for and paid in with the split up portion of BM&F's shareholders' equity, and authorization for the management of the Company to take all steps required for its implementation;

(iii) Approval of the Company's memorandum and articles of association submitted in advance to BM&F's members and reflecting, among other aspects, the activities transferred to it and the relevant administrative and self-regulation structures, and the amount of the share capital, resulting from the acquisition of the split up portion of BM&F's shareholders' equity;

(iv) Election, as resolved at BM&F's Extraordinary General Meeting, of the members of the Board of Directors and Self-Regulation Committee, and establishment of the global compensation of the management and members of the Self-Regulation Committee, and approval of the stock option program by way of retribution and incentive for the management and the employees of the Company; and

(v) Proposal to become a publicly held company and carry out an IPO in the secondary market, and authorization for the management to take all steps necessary therefor.

After demutualization, BM&F's members that hold seats will hold shares in BM&F S.A. based on the equity value of the seats on 31/08/2007.

The table below indicates the proportion of such values:

SEAT CATEGORY	EQUITY VALUE PER SEAT (R$)	NUMBER OF SHARES IN THE COMPANY PER SEAT
Clearing Member	4,961,610.00	4,961,610
Commodities Broker	4,898,015.00	4,898,015
Special Trader	1,335,141.00	1,335,141
Effective Member	10,000.00	10,000
Total	901,877,292.00	901,877,292

Completion of the Demutualization and IPO Project

Pursuant to the Extraordinary General Meeting held on 20/09/2007, BM&F' demutualization will operate effects commencing on 01/10/2007, being the date on which the Company will take on its activities.

In this sense, such Meeting approved the creation of a Task Force comprising the current members of BM&F's Board of Directors for the specific purpose of supervising the implementation of the public offer of shares of the Company by 31/12/2007, assisting the Board of Directors of BM&F S.A. when created in all that is needed.

The Memorandum and Articles of Association of the Company will reflect the activities that will be undertaken by it after completion of the demutualization and the administrative and self-regulation structures relating to such activities under the regulations in force and effect.

Continuity of BM&F's Projects

We also highlight the fact that after completion of the demutualization process, the Company intends to continue projects then developed by BM&F, amongst which we highlight the following:

- Receipt of guarantees Overseas;
- Implementation of the new electronic trading platform;
- Adequacy/redesign of the agribusiness project;
- Launch of new financial derivatives products;
- Introduction of products referenced in the carbon market;
- launch of the Derivatives Distribution Agent;
- Creation of market maker and electronic pit;
- Widening of Clearings' activities;
- Updating of the integrated risk system.

Auditor Retaining Policy

The policy relating to the retaining of independent auditors' services unrelated to external auditing of financial statements by BM&F and the controlled companies in based upon regulations in force and effect and internationally accepted principles that preserve the independence of auditors. Such principles consist in: (a) auditors should not audit their own work, (b) auditors should not exercise management activities at their clients and (c) auditors should not promote the interests of their clients.

Between 15 and 30 July 2007, the independent auditors and the parties relating to them did not provide services unrelated to external audit at a level above 5% of the aggregate fees of external audit services.

12.01. – COMMENTS ON THE BEVAIOR OF COMPANY PROJECTIONS

13.01. – COMPANY PROJECTIONS

15.01. – INVESTMENT PROJECTS

16.01. – OTHER INFORMATION DEEMED MATERIAL BY THE COMPANY

Independent Auditors' Special Review Report

To
The Shareholders of
V.A.L.S.P.E. Empreendimentos e Participações S.A.
São Paulo - SP

1. We have performed a special review of the Quarterly Information (ITR) of V.A.L.S.P.E. Empreendimentos e Participações S.A. relating to the quarter ended on 30 June 2007 comprising the balance sheet, the income statement, the performance report and material information, prepared in accordance with the accounting practices adopted in Brazil.

2. Our review was made in accordance with the specific rules set by IBRACON – Institute of Brazilian Independent Auditors with the National Accounting Council and consisted mainly in: (a) questioning and discussing the management in charge of the accounting, financial and operational areas of the Company as to the main criteria adopted in the preparation of the Quarterly Information; and (b) review of the subsequent information and events that have or may have material effects on the financial circumstances and operations of the Company.

3. On the basis of our special review, we are not aware of any material change that should be made in the above mentioned Quarterly Information for them to be in accordance with the accounting practices adopted in Brazil and the ones issued by the Brazilian Securities Commission applicable specifically to the preparation of Quarterly Information.

4. As mentioned in Note no. 3, on 28 August 2007, the name of the Company was changed to Bolsa de Mercadorias & Futuros-BM&F S.A. (BM&F S.A.) and on 20 September 2007 at an Extraordinary General Meeting, the shareholders approved, among other things, the Partial Split Up Protocol and Justification (Protocol) providing for the Acquisition by the Company of the split up portion of the shareholders' equity of Bolsa de Mercadorias & Futuros – BM&F (BM&F) in the amount of R$ 1,281,136 thousand as well as of the operational activities until then undertaken by BM&F. As provided in the Protocol, the effects of the transaction will operate effects as 1 October 2007.

24 September 2007

KPMG Auditores Independentes
CRC 2SP014428/O-6

Alberto Spilborghs Neto
Accountant CRC 1SP167455/O-0

01.01. – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ
99999-9	V.A.L.S.P.E. EMPREEND. E PARTIC. S.A.	08.936.812/0001-55

ERROR CHECKING

GROUP	ITEM	FIELD	ERROR TYPE	ERROR DESCRIPTION
01	02	10	02	Headquarters' Telex – Blank
01	02	13	02	Headquarters' Fax - Blank
01	02	14	02	Headquarters' Fax - Blank
01	03	10	02	IR Telephone – Blank
01	03	11	02	IR Telex - Blank
01	03	14	02	IR Fax – Blank
01	03	15	02	IR Fax – Blank
01	04	06	02	Previous quarter's figures – Blank
01	04	07	02	Previous quarter's commencement date – Blank
01	04	08	02	Previous quarter's end date – Blank
01	05	2/1	02	Number of preferred shares in the paid in share capital in the previous quarter – Blank
01	05	4/1	02	Number of common shares in treasury in the current quarter – Blank
01	05	5/1	02	Number of preferred shares in treasury in the current quarter – Blank
01	05	6/1	02	Total number of shares in treasury in the current quarter – Blank
01	08		02	Profits in cash – Not completed
01	09		02	Subscribed share capital and changes in the current fiscal year – Not completed
03	01		02	Income Statements without figures
09	01		02	Interests in Controlled Companies and/or Affiliates – Not completed
10	01		02	Characteristics of public or private issue of debentures – Not completed
11	01		02	Executed Orders/Agreements – Not completed
12	01		02	Comments on the Behavior of Company Projections - Blank
14	01	03	02	% constructions – blank – see Item no. 1
14	01	04	02	% constructions – blank – see Item no. 1
14	01	03	02	Amount of invested moneys – blank – Item no. 2
14	01	04	02	Amount of invested moneys – blank – Item no. 2
14	01	03	02	% aggregate invested moneys – blank – Item no. 3
14	01	04	02	% aggregate invested moneys – blank – Item no. 3
14	01	03	02	% aggregate invested moneys from own resources – blank – Item no. 4
14	01	04	02	% aggregate invested moneys from own resources – blank – Item no. 4
14	01	03	02	% aggregate invested moneys from third party resources – blank – Item no. 5
14	01	04	02	% aggregate invested moneys from third party resources – blank – Item no. 5
16	01		02	Other Information deemed Material by the Company – Not completed

01.01. – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ
99999-9	V.A.L.S.P.E. EMPREEND. E PARTIC. S.A.	08.936.812/0001-55

INDEX

BM&F BRASIL
Bolsa de Mercadorias & Futuros
ABERTA PARA O MUNDO

Call Notice
02/26/2008
www.bmf.com.br



BOLSA DE MERCADORIAS & FUTUROS-BM&F SA

Publicly-held Company

COMPANY REGISTRY (NIRE) 35.300.343.565
CORPORATE TAXPAYERS' ID (CNPJ) 08.936.812/0001-55

CALL NOTICE
ANNUAL SHAREHOLDERS' MEETING

The shareholders of this Company are invited to gather at the Annual Shareholders' Meeting, to be held at 11:00 a.m., Brasília time, on March 28, 2008, at the Company's registered office, located at Praça Antonio Prado, 48, in the City of São Paulo, State of São Paulo, Brazil, with the following agenda:

(1) To review the management accounts and examine, discuss and vote on the financial statements, independent auditors' report and further documents relative to the fiscal year ended on December 31, 2007; and
(2) To decide on the management's proposition for the allocation of the net profits relative to the fiscal year ended on December 31, 2007, and distribution of dividends.

A copy of the documents to be submitted to the Annual Shareholders' Meeting is available for shareholders at the Company's registered office, at its Investor Relations Website (www.bmf.com.br/ri/), and at the Websites of the Bolsa de Valores de São Paulo (BOVESPA) (www.bovespa.com.br) and the Comissão de Valores Mobiliários (CVM) (www.cvm.gov.br).

Shareholders are hereby requested to deliver to the Company's registered office, to the attention of the Investor Relations Office, no later than forty eight (48) hours before the meeting, the following documents, as the case may be: (i) a supporting document issued by Banco Bradesco SA, the Company's registrar, within the five (5) days preceding the meeting; and/or (ii) in regard to shareholders who participate in the fungible custody service, a statement issued by the Companhia Brasileira de Liquidação e Custódia (CBLC); and/or (iii) a duly executed and certified power if attorney for shareholders using a proxy.

São Paulo, February 26, 2008.

Manoel Felix Cintra Neto
Chairman of the Board of Directors

For further information please contact:

Investor Relations
Phone: 55 11 3119-2543
E-mail: ri@bmf.com.br/ir@bmf.com.br
Website: www.bmf.com.br/ir

BOLSA DE MERCADORIAS & FUTUROS-BM&F SA

Publicly-held Company

Company's Registration (NIRE) No. 35300343565
Corporate Taxpayers' ID (CNPJ) No. 08936812/0001-55

Minutes of the Annual Shareholders' Meeting held on March 28, 2008

Date, time and place: The meeting was held on March 28, 2008, at 11:00 a.m. (Brasília time), at the Company's registered office, in the City of São Paulo, State of São Paulo, Brazil, at Praça Antonio Prado 48.

Attendance: Shareholders representing more than sixty percent (60%) of the Company's capital stock, on the basis of the signatures contained in the Attendance Book. The meeting was also attended by the following guests: Messrs. Alberto Spilborghs Neto, and Fernando Antonio Rodrigues Alfredo, both representatives of KPMG Auditores Independentes.

Previous publications: The Annual Shareholders' Meeting call notice was published on February 28 and 29 and March 1, 2008, in the official newspaper of the State of São Paulo, as well as on February 27, 28 and 29, 2008, in the newspaper *Valor Econômico*.

Chair: Mr. Manoel Felix Cintra Neto, Chairman. Secretary: Mr. Edemir Pinto.

Agenda: (1) To review the management accounts and examine, discuss and vote on the financial statements, independent auditors' report and further documents related to the fiscal year ended on December 31, 2007; and (2) to decide on the management's proposition for the allocation of the net profits related to the fiscal year ended on December 31, 2007, and distribution of dividends.

Signing of the minutes: These summary minutes were authorized to be published without the shareholders' signatures, pursuant to the provisions of article 130, paragraphs 1 and 2, of Law No. 6404/1976.

Clarification: The Chair explained that the items in the agenda were thoroughly reviewed and approved by the Company's Board of Governors at a meeting held on February 26, 2008, and asked this information to be included in these minutes.

Resolutions: After review and discussion of the items included in the agenda, the shareholders unanimously approved, with the abstention of shareholder Tov CCTVM Ltda.:

(1) The management accounts, the financial statements, the independent auditors' report and the other documents related to the fiscal year ended on December 31, 2007; and

2) the management's proposition for the allocation of the net profits related to the fiscal year ended on December 31, 2007, and distribution of dividends as follows: (i) R$3,695 thousand to be paid as dividends, corresponding to R$0.003656 per share, whose payment shall be made on April 15, 2008; (ii) formation of the legal reserve in the amount of R$3,453 thousand; and (iii) formation of the Guarantee Reserve for Trade Settlement, in the amount of R$47,092 thousand. Procedures regarding payment of the dividend declared by the Annual Shareholders' Meeting shall be announced through a notice.

Adjournment: There being no further business to come before the shareholders at this time, the Annual Shareholders' Meeting, the proceedings of which were entered into these summary minutes, which were read, approved and signed by all the attending participants, was adjourned.

São Paulo, March 28, 2008.

This is a true copy of the original minutes recorded in the meetings' minute book.

Edemir Pinto
Secretary

This English translation is prepared only for the convenience of English language readers and is not legally binding.

BM&F BRASIL
Bolsa de Mercadorias & Futuros
ABERTA PARA O MUNDO

CALL NOTICE
01/29/2008

www.bmf.com.br



BOLSA DE MERCADORIAS & FUTUROS-BM&F S.A.

Publicly-held Company

COMPANY REGISTRY (NIRE) 35300343565
CORPORATE TAXPAYER'S ID (CNPJ) 08936812/0001-55

CALL NOTICE
SPECIAL SHAREHOLDERS' MEETING

The shareholders of this Company are invited to gather at a Special Shareholders' Meeting, to be held at 11:00 a.m., Brasília time, on Tuesday, February 26, 2008, at the Company's registered office, located at Praça Antonio Prado, 48, in the City of São Paulo, State of São Paulo, Brazil, with the following agenda:

(1) To review and resolve on the merger of CMEG Brazil 2 Participações Ltda.'s, a company enrolled with the CNPJ/MF under No. 09285747/0001-08 ("CMEG2"), under the terms of the Merger Protocol and Justification signed by the Company's managers and CMEG2's partners on January 22, 2008, as a result of the operational, commercial and cross investment agreement signed by and between the Company and the CME Group;

(2) To elect two (2) new members to the Company's Board of Directors, one (1) of whom shall be an independent director and the other shall be appointed as the CME Group Inc. representative, thus increasing the total number of members of the Company's Board of Directors from nine (9) to eleven (11); and

(3) To resolve on the amendment and adjustment of certain articles of the Company's Bylaws, as follows:

(i) Article 5, in order to reflect the increase in capital stock from R$901,877,292.00 to one billion ten million seven hundred eighty-five thousand eight hundred Brazilian reais (R$1,010,785,800.00), divided into one billion ten million seven hundred eighty-five thousand eight hundred (1,010,785,800) common shares, as a result of the capital increase decided by the Board of Directors on December 18, 2007, and the approval of CMEG2's merger at this meeting;
(ii) Articles 16; 29, item VIII and paragraph 4; 38; 52 through 55; and 57 through 61, in order to adjust the organization and structure of the Company's self-regulatory bodies to the provisions of CVM Instruction No. 461, of October 23, 2007;
(iii) Articles 69 and 70, paragraphs 6 and 7, in order to adjust the limitations on equity holding to the provisions of CVM Instruction No. 461, of October 23, 2007;
(iv) Articles 35, item VII, and 47, which deal with the creation and structure of the Technical Committees for Standardization, Classification and Appeals;
(v) Article 45, item I, II and IV, which deal with the purposes of the Regulatory Committee; and
(vi) Articles 29, items XXI and XXII, and paragraph 2; 30, paragraphs 1 and 3; 35, items XVII and XXII, and paragraph 2; 42, item VII; and 44, in order to



adjust other provisions of the Company's Bylaws to the rules or the language of CVM Instruction No. 461, of October 23, 2007.

A copy of the documents to be submitted to the Special Shareholders' Meeting are available for shareholders at the Company's registered office, at its Investor Relations Website (www.bmf.com.br/ri/), and at the Websites of the Bolsa de Valores de São Paulo (BOVESPA) (www.bovespa.com.br) and the Comissão de Valores Mobiliários (CVM) (www.cvm.gov.br).

Pursuant to paragraph 2 of article 13 of the Company's Bylaws, shareholders are hereby requested deliver to the Company's registered office, to the attention of the Investor Relations Office, by 6:00 p.m. (Brasília time) on Friday, February 22, 2008, the following documents, as the case may be: (i) a supporting document issued by Banco Bradesco SA, the Company's registrar, within the five (5) days preceding the meeting; and/or (ii) in regard to shareholders who participate in the fungible custody service, a statement issued by the Companhia Brasileira de Liquidação e Custódia (CBLC). Furthermore, shareholders using a proxy are also required to deliver by 6:00 p.m. on February 22, 2008, a duly executed and certified proxy statement.

Pursuant to article 22 of the Company's Bylaws, in the election of members to the Board of Directors referred to in item 2 above, shareholders representing no less than five percent (5%) of the capital stock may request the adoption of the multiple vote process. This request must also be delivered by 6:00 p.m. on February 22, 2008.

São Paulo, January 29, 2008.

Manoel Felix Cintra Neto
Chairman of the Board of Directors

For further information please contact:

Investor Relations
Tel.: 55 11 3119-2543
E-mail: ri@bmf.com.br/ir@bmf.com.br
Website: www.bmf.com.br/ir

BOLSA DE MERCADORIAS & FUTUROS-BM&F SA

Publicly-held Company

Company's Registry ID (NIRE) No. 35300343565
Corporate Taxpayers' ID (CNPJ) No. 08936812/0001-55

Minutes of the Special Shareholders' Meeting held on February 26, 2008

Date, time and place: The meeting was held on February 26, 2008, at 11:00 a.m. (Brasília time), at the Company's registered office, in the City of São Paulo, State of São Paulo, Brazil, at Praça Antonio Prado, 48.

Attendance: Shareholders representing more than seventy-five percent (75%) of the Company's capital stock, on the basis of the signatures contained in the Attendance Book. The meeting was also attended by the following guests: Messrs. (i) Luiz Muniz and Gustavo Saito, representatives of N.M. Rothschild & Sons Ltda.; (ii) Marcelo Duarte, representative of CMEG Brazil 2 Participações Ltda.; and (iii) Alberto Spilborghs Neto, representative of KPMG Auditores Independentes.

Previous publications: The Special Shareholders' Meeting call notice was published on January 30 and 31 and February 1, 2008, in the official newspaper of the State of São Paulo, as well as in the newspapers *Valor Econômico* and *O Estado de São Paulo*. In accordance with the provisions of CVM Instruction 319/1999, a material fact was published on January 23, 2008, in the same newspapers.

Chair: Mr. Manoel Felix Cintra Neto, Chairman. Secretary: Mr. Edemir Pinto.

Agenda: (1) Review and resolve on the merger of CMEG Brazil 2 Participações Ltda., a limited liability company with headquarters in the City of São Paulo, State of São Paulo, Brazil, at Rua Peixoto Gomide, 59, Jardim Paulista, enrolled with the CNPJ/MF under No. 09285747/0001-08 (hereinafter simply referred to as "CMEG2"), under the terms of the Merger Protocol and Justification signed by the Company's managers

and CMEG2's partners on January 22, 2008, as a result of the operational, commercial and cross investment agreement signed by and between the Company and the CME Group; (2) elect two (2) new members to the Company's Board of Directors, one (1) of whom as an independent director and the other appointed as the CME Group Inc. representative, thus increasing the total number of members of the Company's Board of Directors from nine (9) to eleven (11); and (3) resolve on the amendment and adjustment of certain articles of the Company's Bylaws, as follows: (i) Article 5, in order to reflect the increase in capital stock from R$901,877,292.00 to one billion ten million seven hundred eighty-five thousand eight hundred Brazilian reais (R$1,010,785,800.00), divided into one billion ten million seven hundred eighty-five thousand eight hundred (1,010,785,800) common shares, as a result of the capital increase decided by the Board of Directors on December 18, 2007, and the approval of CMEG2's merger at this meeting; (ii) articles 16; 29, item VIII and paragraph 4; 38; 52 through 55; and 57 through 61, in order to adjust the organization and structure of the Company's self-regulatory bodies to the provisions of CVM Instruction No. 461, of October 23, 2007; (iii) articles 69 and 70, paragraphs 6 and 7, in order to adjust the limitations on equity holding to the provisions of CVM Instruction No. 461, of October 23, 2007; (iv) articles 35, item VII, and 47, which deal with the creation and structure of the Technical Committees for Standardization, Classification and Appeals; (v) article 45, item I, II and IV, which deal with the purposes of the Regulatory Committee; and (vi) articles 29, items XXI and XXII, and paragraph 2; 30, paragraphs 1 and 3; 35, items XVII and XXII, and paragraph 2; 42, item VII; and 44, in order to adjust other provisions of the Company's Bylaws to the rules or the language of CVM Instruction No. 461, of October 23, 2007.

Reception of votes and signing of the minutes: (1) The votes cast and the objections and dissenting opinions presented were numbered, received and certified by the Chair and filed at the Company's registered office, pursuant to the provisions of article 130, paragraph 1, of Law No. 6404/1976; and (2) these summary minutes were authorized to be published without the shareholders' signatures, pursuant to the provisions of article 130, paragraphs 1 and 2, of Law No. 6404/1976.

Clarification: The Chair explained that the items in the agenda were thoroughly reviewed and approved by the Company's Board of Governors at a meeting held on January 22, 2008, and asked that this information be included in these minutes.

Resolutions: After review and discussion of the items included in the agenda, the shareholders approved:

(1) By unanimous vote, he Merger Protocol and Justification of CMEG2's merger;

(2) By unanimous vote, the ratification of the engagement of KPMG for the appraisal of the book value of CMEG 2's net worth and preparation of CMEG2's appraisal report under the terms of the Protocol ("Appraisal Report"), by unanimous vote;

(3) By unanimous vote, the Appraisal Report and the amounts included therein as CMEG 2's net total assets, by unanimous vote;

(4) By unanimous vote, the one hundred one million, seventy-eight thousand, five hundred eighty (101,078,580) new common shares without par value to be issued by the Company and to be totally subscribed and paid-in by CMEG Brazil 1 Participações Ltda., a limited liability company with headquarters in the City of São Paulo, State of São Paulo, Brazil, at Rua Peixoto Gomide, 59, Jardim Paulista, enrolled with the CNPJ/MF under No. 09279194/0001-80, indirectly controlled by CME Group Inc. ("CMEG1") and sole partner of CMEG2, based on the exchange ratio referred to in the Protocol. As of the date of their issuance, the new Company's shares shall grant to their holders the same rights as those of the BM&F SA common shares, under the terms of the law and the Company's Bylaws, including the dividend relative to the previous fiscal years' profits and whose distribution is declared as of this date;

(5) By unanimous vote, CMEG2's merger, with the subsequent increase in the Company's capital by one hundred one million, seventy-eight thousand, five hundred eighty reais (R$101,078,580.00), through the issuance of new shares, under the terms of the Subscription Report, which is included in these minutes as an enclosure and which was signed by the legal representative attending the meeting. BM&F SA management is hereby authorized to take all actions required for the implementation of CMEG2's merger;

(6) The election to the Board of Directors, by majority vote due to the opposing vote cast by shareholder TOV (18,213 shares, representing 0.002% of the Company's capital), of Mr. Marcelo Fernandez Trindade, Brazilian, married, lawyer, holding office at Av. Brigadeiro Faria Lima, 2601, 8th floor, in the City of São Paulo, Brazil, enrolled with the Brazilian Bar Association/State of Rio de Janeiro Branch (OAB/RJ) under No. 67729, and with the Individual Taxpayers' Registry (CPF/MF) under No. 776785247-49; and, by unanimous vote, of Mr. Craig S. Donohue, an American citizen, married, businessman, holding office at 20 South Wacker Drive, Chicago, Illinois, United States of America, bearer of United States passport under No. 028525455 and enrolled with the Individual Taxpayers' Registry (CPF/MF) under No. 060.600.507-27, both for a term to expire at the Annual Shareholders' Meeting to be held in the year 2010. The members of the Board of Directors thus elected signed on the same date: (i) The tenure recorded in the corporate books containing the representations required by law and current regulations; (ii) a declaration that they are not prohibited from exercising positions on the BM&F SA management by any special law, that they have not been convicted for any crimes that may prevent them, even on a temporary basis, from holding a public office, and that they have not been convicted for criminal bankruptcy, violation of duty, bribery, graft, embezzlement, crimes against public welfare, financial crimes, antitrust crimes, crimes against the consumer, fraud or crimes against property; and (iii) a declaration of the securities they hold issued by BM&F SA, by its subsidiaries or by companies in the same group, pursuant to article 157 of Law No. 6404/1976. In addition, the Chair acknowledged receipt of the curricula of the new Board members, which were subsequently certified and filed at the Company's registered office for the purposes of CVM Instruction No. 367/2002; and

(7) By unanimous vote, the amendment of the Company's Bylaws through the alteration of articles 5, 16, 29, 30, 35, 38, 42, 44, 45, 47, 52 53, 54, 55, 57, 58, 59, 60, 61, 69, 70, and 74, which become effective with the following new wording:

"Article 5. The subscribed and paid-in capital stock is one billion ten million seven hundred eighty-five thousand eight hundred Brazilian reais (R$1,010,785,800.00), divided into one billion ten million seven hundred eighty-five thousand eight hundred (1,010,785,800) common shares without par value."

"Article 16. In addition to the powers and duties provided by law or these Bylaws, the Shareholders' Meeting shall also:

I. Elect and remove the members of the Board of Directors and the members of the Supervisory Board, if in operation;

II. Determine the annual aggregate compensation of the Board Directors and the Executive Board, and of the Supervisory Board, if in operation;

III. Review management accounts and examine, discuss and vote on the annual financial statements;

IV. Deliberate on the proposal submitted by the management for the distribution of the annual profits and dividend;

V. Approve stock option or subscription grant plans for managers and employees, as well as for managers and employees of other companies under direct or indirect control of the Corporation;

VI. Deliberate on the proposal for the Corporation's delisting from the "Novo Mercado" segment of the São Paulo Stock Exchange ("BOVESPA");

VII. Resolve on the proposal for the Corporation's deregistration with the CVM; and

VIII. In the event of deregistration or delisting, select a specialized company from among the companies indicated by the Board of Directors to prepare an appraisal report of the Corporation's shares, as provided in Chapter IX hereof."

"Article 29. In addition to other powers and duties provided by law, by these Bylaws, or by the Access Rules, the Board of Directors shall also:

I. Define the Corporation's general business guidelines and monitor their enforcement;

II. Convene Shareholders' Meetings;

III. Approve the Access Rules as well as the other regulatory, operating and settlement rules that shall govern and define the trades executed with the securities and contracts admitted to be traded at BM&F and/or registered in any of its trading, registration, clearing and settlement systems;

IV. Approve the creation of an internal body, the incorporation of a company, or the retention of third parties

to provide registration, clearing and settlement services in relation to the trades executed on the markets referred to in item II of article 3 hereof;

V. Approve the rules and regulations of the Clearinghouses and their respective amendments;

VI. Elect and remove the Chief Executive Officer and the other Officers, subject to the provisions of article 30 hereof, and approve the Executive Board Charter;

VII. Oversee the activities of the Chief Executive Officer and the other Officers, and at any time review the Corporation's books and papers and request information concerning agreements executed or to be executed and any further actions;

VIII. Elect and remove the members of the Self-Regulation Committee and the Self-Regulation Officer; as provided by these Bylaws and current regulations, and determine their compensation;

IX. Appoint from among its members the members of the Nomination and Compensation Committee and the other Committees established by the Board of Directors;

X. Approve the BM&F Market Participants' Ethics Code ("Ethics Code"), which shall contain rules of conduct required for good operation of BM&F and the maintenance of high ethical trading standards on the markets it manages, and elect the members of the Ethics Committee;

XI. Establish the penalties that may be applied in the event of any violation of rules whose compliance must be supervised by BM&F;

XII. Resolve on the granting of Access Rights;

XIII. Resolve on the suspension and cancellation of Access Rights, including in case of a change of control or a change of management of the Access Right holders, without prejudice to the possibilities of Access Rights' suspension and cancellation due to penalty applications by the Self-Regulation Committee;

XIV. Declare the total or partial suspension of BM&F trading activity or that of the markets it operates in the event that a situation of serious emergency arises that may affect the regular operation of market activities and the performance of one or more contracts, in which case the Board of Directors may determine an exceptional treatment for the performance and/or settlement of such contracts, as well as the manner, quantity, deadline and price for their mandatory settlement;

XV. Create other consulting bodies, committees, work groups, or other forms of associations, in addition to the committees and other advisory bodies provided herein, for the purpose of assisting the Board of Directors in the exercise of its functions, and/or in the study, review and proposal of new trading methods and market segments, as well as the improvement of the existing ones;

XVI. Review and approve the rules for the creation and operation of BM&F Arbitration Panel;

XVII. Choose and remove independent auditors, subject to the provisions of item I of article 42 hereof;

XVIII. Submit the Management Report, the accounts of the Executive Board and the financial statements relating to each fiscal year with its opinion to the Shareholders' Meeting;

XIX. Approve the annual budgets and the annual and multi-annual business and investment plans, which shall be submitted separately for the BM&F self-regulatory activities and for the other Corporation activities, as defined in Chapter VI hereof,

XX. Review the reports prepared by the Self-Regulation Department and deliberate on the necessary measures to be taken based on the contents thereof;

XXI. Approve the annual report concerning risk control systems, as referred to in item III of article 38 hereof;

XXII. Judge the appeals referred to in these Bylaws and in other current regulations, and define their deadlines and effects;

XXIII. Deliberate about the acquisition by the Corporation of its own shares to be held in its treasury and/or for further cancellation or sale;

XXIV. Resolve on the participation by BM&F in other companies, as well as in charitable associations and organizations, subject to the participations resulting from the Corporation's financial investment policy and further subject to the provisions of item V of article 3 hereof;

XXV. Deliberate about the issuance of nonconvertible unsecured debentures;

XXVI. Authorize the Corporation to pledge collateral for third party obligations;

XXVII. Prepare a list with three companies specializing in the economic valuation of company stock, in order to prepare the Appraisal Report of the Corporation's shares in the event of

deregistration and delisting, as provided in Paragraphs 2 and 3 of article 74 hereof;

XXVIII. Approve the retention of a registrar for share registration services;

XXIX. Decide on the payment or credit to shareholders of interest on equity, pursuant to applicable legislation;

XXX. Approve the disposal or encumbrance of permanent asset items, the acquisition of permanent asset items, and the assumption of other financial commitments whenever the value of the assets disposed of, encumbered or purchased, or the value of the financial commitments assumed exceeds ten percent (10%) of the net annual income of the previous fiscal year;

XXXI. Approve borrowings and other forms of financing whenever, as a result of such borrowings or other forms of financing, the principal amount of all of the Corporation's outstanding borrowed and raised funds exceeds twenty percent (20%) of the net revenue of the previous fiscal year;

XXXII. Approve the creation of funds, to be formed by the contribution of Access Right holders, which shall be managed by BM&F, defining their composition and purposes, and regulating the events under which they shall be used and their corresponding procedures; and

XXXIII. Deliberate about the manner through which the funds which make up the "Guarantee Reserve for Trade Settlement," referred to in item II of paragraph 1 of article 65 hereof, shall be allocated to the funds and safeguards created by BM&F, also for the refund of losses resulting from transactions executed in the BM&F systems, regulating the events under which they shall be used and their corresponding procedures.

Paragraph 1. Decisions of the Board of Directors shall take the form of resolutions and shall be informed by the Chief Executive Officer to the market by means of Circular Letters, which shall be made available on the BM&F Website.

Paragraph 2. In the event of a serious emergency, the Chief Executive Officer may declare the measure referred to in item XIV of this article, in which case the Chief Executive Officer shall have to promptly notify his or her decision to the Board of Directors and the CVM.

Paragraph 3. An application for review of the resolutions referred to in item XII of this article must be submitted to the Shareholders' Meeting within thirty (30) days, and the

Shareholders' Meeting shall make a final decision on the matter, subject to the provisions of current regulations.

Paragraph 4. Both election and removal of the Self-Regulation Officer shall only be resolved by the Independent Directors.

Paragraph 5. The Access Rules and/or the other regulatory, operating and settlement rules to be approved by the Board of Directors, as provided in item III of this article, shall provide for and govern the following matters, among others:

I. The admission, suspension and exclusion from trading and/or registration of securities and contracts traded in BM&F's auction systems and/or in its trading, registration, clearing and settlement systems, as well as information to be provided in relation to suspended or excluded securities and contracts;

II. The conditions, rules and procedures for the issuance of Access Rights, and, insofar as CVM authorization has been obtained, the maximum number that may be issued for each Access Right category;

III. The rights, duties and responsibilities of holders per Access Right category, as well as the rules and criteria for their activities on the markets operated by BM&F;

IV. The obligation of Access Right holders to subject themselves to BM&F surveillance, and to provide the required clarification and information;

V. The requirements, conditions and obligations that have to be fulfilled by those interested in the grant of Access Rights, which may differ for each category;

VI. The means for the disclosure of information on persons who intend to become Access Right holders and the deadline and manner for objections to be expressed by other Access Right holders and shareholders against such persons;

VII. The need for the Board of Directors to approve the admission of those interested in the grant of Access Right, regardless of the fulfillment of applicable legal and regulatory requirements;

VIII. The application of the procedure set forth in the preceding item to the cases of change of control and/or appointment of new managers whenever the Access Right holder is a legal entity;

IX. The impossibility to trade Access Rights under any circumstances;

X. The obligation for Access Right holders and other persons who participate in the BM&F trading systems or its

Clearinghouses, or use their services, to pay the fees, commissions and contributions due to BM&F;

XI. The types of collateral to be provided by Access Right holders to secure any debts they might have with BM&F and the other participants in the markets operated by BM&F, as well as the order of preference in the foreclosure of collateral and how it should be foreclosed;

XII. The events whereby Access Rights which have already been granted may be suspended or cancelled and the corresponding rules and procedures to be adopted;

XIII. The transactions to be admitted to be traded in BM&F's auction systems and/or in any of its trading, registration, clearing and settlement systems, as well as the structure of surveillance to which trades shall be submitted; and

XIV. The existence of the BM&F Arbitration Panel with jurisdiction to decide on an exclusive basis, subject to the provisions of articles 79 and 80 hereof, any litigation (i) arising from the activities of Access Right holders and other Clearinghouses participants in the markets operated by BM&F, as well as their relevant clients; or (ii) relating to the securities and/or contracts referred to in item II of article 3 hereof.

Paragraph 6. In order to define the amounts of the funds and safeguards referred to in items XXXII and XXXIII of this article, the Board of Directors shall take into consideration the risk analyses and reports submitted by BM&F."

"Article 30. The Executive Board shall consist of not less than twelve (12) and no more than twenty five (25) Officers, one of whom shall be the Chief Executive Officer and all of whom shall be elected and removed by the Board of Directors, for a term of office of two (2) years.

Paragraph 1. Only the persons who, in addition to meeting all legal and regulatory requirements, satisfy the conditions provided in items I and II of paragraph 1 of article 19 shall run for election to the position of Chief Executive Officer.

Paragraph 2. All of the Officers shall be recommended to the Board of Directors by the Chief Executive Officer. In the event that the Board of Directors does not approve the recommendations of the Chief Executive Officer, new names

shall be submitted until they are approved by the Board of Directors.

Paragraph 3. The Chief Executive Officer shall determine the immediate removal of any Officer, until the Meeting of the Board of Directors where the matter shall be examined is held.

Paragraph 4. During their respective terms of office, the Chief Executive Officer and the other Officers shall not maintain any relationship, as defined in Paragraph 5 of Article 19 hereof, with Access Right holders or with shareholders or Groups of Shareholders holding ten percent (10%) or more of the BM&F voting capital."

"Article 35. In addition to other powers and duties provided by law and by these Bylaws and the Executive Board Charter, the Chief Executive Officer shall also:

I. Coordinate and oversee the activities of the Executive Officers and the other Officers, directing BM&F business and determining the procedures to be followed;

II. Propose to the Board of Directors the nomination of the Officers he or she deems necessary, subject to the provisions of articles 30 and 33 hereof;

III. Submit to the Board of Directors the Executive Board Charter and the amendments thereto;

IV. Approve the BM&F organizational chart, hiring and directing its executive body, technical personnel, assistants and consultants he or she deems appropriate or necessary, defining their positions, tasks, compensation and determining their powers and duties, subject to the guidelines imposed by the budget approved by the Board of Directors;

V. Create the Market Committee, defining its composition, functions and responsibilities, in order to assist him or her in operational and regulatory matters related to the markets managed by BM&F and the contracts traded;

VI. Create the Risk Committee referred to in paragraph 3 of this article, nominating the BM&F Officers that shall be its members;

VII. Create the Advisory Committees, the Technical Committees for Standardization, Classification and Appeals, and other

committees, work groups and consulting bodies, defining their composition, functions and responsibilities;

VIII. Submit to the Board of Directors:

(a) BM&F's annual or multi-annual budgets and business and investment plans related to its activities that are not included in the concept of self-regulation established in Chapter VI hereof; and

(b) The report and financial statements of each ended semester, as well as interim balance sheets and monthly income balance sheets;

IX. Define the fees, commissions and contributions and any other costs to be charged to Access Right holders and third parties for the services and benefits arising from BM&F's functional, operational, regulatory, supervisory and classification activities, and assure their full disclosure to the relevant parties;

X. Propose to the Board of Directors the regulatory, operational and settlement rules that shall govern and define the trades with securities and contracts admitted to be traded at BM&F and/or registered in any of its trading, registration, clearing and settlement systems;

XI. Subject to the provisions of item II of article 3 hereof and the rules approved by the Board of Directors, specify the securities and contracts that shall be admitted to be traded, registered, cleared and settled in the auction systems and/or in the systems operated by BM&F, as well as determine the suspension or the cancellation of the trading, registration, clearing and settlement of such securities and contracts;

XII. Whenever requested, provide CVM with information relating to the securities trades executed in BM&F's auction systems or registered in its trading, registration, clearing and settlement systems in the established period, manner and details, including the specification of the end clients;

XIII. Without prejudice to the activities carried out by the Self-Regulation Department, monitor in real time and supervise the trades executed in BM&F's auction systems and/or

registered in any of its trading, registration, clearing and settlement systems;

XIV. Implement measures and adopt procedures to prevent transactions that may be characterized as infractions to legal and regulatory rules whose compliance must be supervised by BM&F;

XV. Determine on a cautionary basis, and without prejudice to the specific duties of the Self-Regulation Department, the suspension for no longer than ninety (90) days, which are extendable for the same period at the discretion of the Self-Regulation Officer, of the activities of Access Right holders in the events referred to in the Access Rules or in the other rules issued by the Board of Directors, or also in the event of an apparent violation of the Ethics Code, by notifying CVM, the Central Bank of Brazil and the Self-Regulation Officer forthwith;

XVI. Prevent trades from being executed in BM&F's auction systems and in the trading, registration, clearing and settlement systems operated by BM&F where there is an evidence that such trades may be characterized as a violation of legal and regulatory rules whose compliance must be supervised by BM&F;

XVII. Cancel trades executed in BM&F's auction systems and/or registered in any of its trading, registration, clearing and settlement systems, provided they were not yet settled, as well as suspend their settlement in circumstances that may be characterized as a violation of legal and regulatory rules whose compliance must be supervised by BM&F;

XVIII. Define special procedures for any trades executed in BM&F's auction systems and/or registered in any of its trading, registration, clearing and settlement systems, as well as establish conditions for their settlement;

XIX. Promptly notify the Self-Regulation Officer about facts that may come to his or her knowledge that may be characterized as a violation of legal and regulatory rules whose compliance must be supervised by BM&F;

XX. Implement the penalties defined by the Self-Regulation Committee;

XXI. Inform the CVM immediately about the occurrence of events that affect, even on a temporary basis, the operation of the markets managed by BM&F;

XXII. Send to the CVM and the Self-Regulation Officer on a daily basis, by the subsequent day: (a) a report on the transactions that were subject to an auction or cancelled; (b) a report on the balance of individual positions in the future delivery markets; and (c) a report on the daily turnover in BM&F's auction systems and/or in its trading and registration systems, identifying the holders of Access Rights and end clients;

XXIII. Exercise the other functions to which he or she is assigned by the Board of Directors; and

XXIV. Issue Circular Letters to disclose the resolutions taken by the Board of Directors and the Executive Board.

Paragraph 1. The decisions made by the General Officer in the exercise of its powers and duties referred to in items XV through XVIII of this article shall be subject to an appeal by any party concerned to the Board of Directors within fifteen (15) days from the date said party is given notice of the decision. The appeal referred to in this paragraph shall not suspend the effects of the decision.

Paragraph 2. Paragraph 2. The deadline and effects of the appeal referred to in paragraph 1 of this article, as well as all the other events where an appeal is admitted, shall be established by the Board of Directors.

Paragraph 3. When exercising his or her duties, the Chief Executive Officer shall act jointly with the other Officers, subject to the powers and duties assigned each one of them, as provided in articles 36 through 40 hereof and in the Executive Board Charter.

Paragraph 4. The Risk Committee referred to in item VI of this article shall consist of the Officers referred to in article 40 hereof and other BM&F Officers appointed by the Chief Executive Officer, and it shall provide the Chief Executive

Officer and the other Officers with technical assistance in the conduction of their activities, and it shall:

I. Analyze and discuss the macroeconomic scenario and its effects in terms of risk on the BM&F markets;

II. Define the scenarios and parameters to be used in the calculation of margin requirements;

III. Define the scenarios and parameters to be used in the valuation of assets eligible to meet margin requirements;

IV. Establish collateral types and/or amounts for the trades executed in BM&F's auction systems and/or registered in any of its trading, registration, clearing and settlement systems, which shall also be imposed on open interest;

V. Propose the collateral management policy;

VI. Review the leverage level of the system;

VII. Suggest criteria, limits and parameters for the credit risk control of market participants;

VIII. Assess and propose suggestions for the improvement of the risk management systems; and

IX. Make other analyses that it deems necessary concerning the matters referred to in this article."

"Article 38. The Audit Officer shall have the following powers and duties:

I. Audit the BM&F control and internal audit systems, evaluating their effectiveness;

II. Verify the regularity of the procedures adopted in the preparation of the BM&F reports and annual and semiannual financial statements;

III. Prepare the annual report on the BM&F risk control systems and submit said report to the Audit Committee and the Board of Directors for review;

IV. Perform other functions to which he or she is assigned by the Executive Board Charter or by the Board of Directors.

Sole paragraph. Whenever requested or deemed necessary and subject to the powers and duties of each body, the Audit Officer shall submit reports and information concerning the activities he or she carries out to the Board of Directors,

the Audit Committee, the Self-Regulation Committee and the Self-Regulation Officer."

"Article 42. The Audit Committee reports to the Board of Directors and, in addition to other matters to be provided in the Access Rules, it shall also have the following powers and duties:

I. Recommend the independent auditors and the replacement of independent auditors to the Board of Directors and ratify the choice made;

II. Monitor the results of BM&F's internal audit and propose any actions required for its improvement to the Board of Directors;

III. Analyze BM&F's management report and financial statements and make the recommendations it deems necessary to the Board of Directors;

IV. Review at least on a quarterly basis the periodic financial statements prepared by BM&F;

V. Assess the effectiveness and the sufficiency of the BM&F internal control structure and internal and independent audit processes, submit recommendations for the improvement of policies, practices and procedures it deems necessary;

VI. Advise the Board of Directors about BM&F's annual risk control system report;

VII. Opine on the proposals which the management bodies shall submit to the Shareholders' Meeting, involving changes in the capital stock, issuance of debentures or subscription bonuses, capital budgets, dividend distribution, change of legal form, acquisition, merger, or spin-off; and

VIII. Opine on matters submitted to it by the Chief Executive Officer or the Board of Directors, as well as on those it deems relevant.

Sole paragraph. At the end of each semester, the Audit Committee shall prepare a report containing at least:

I. The activities conducted during the period;

II. The analysis of the effectiveness of the BM&F control structures;

III. The review of the recommendations presented to the Board of Directors and the evidence of their implementation;

IV. The evaluation of the effectiveness of the independent and internal audits; and

V. The quality evaluation of the financial reports corresponding to the period."

"Article 44. The Regulatory Committee shall consist of not less than three (3) members, of whom at least two-thirds (2/3) shall be independent members, as defined in paragraph 2 of this article.

Paragraph 1. The members of the Regulatory Committee shall be nominated by the Nomination and Compensation Committee and elected by the Board of Directors.

Paragraph 2. The independent members of the Regulatory Committee shall meet the following requirements:

I. Have a knowledge of rulemaking and surveillance in the financial, capital and derivatives markets;

II. Not be a member of the BM&F Board of Directors or Executive Board; and

III. Fulfill the requirements set forth in paragraphs 1 and 2 of article 19 hereof.

Paragraph 3. The members of the Regulatory Committee shall be paid a compensation, to be proposed by the Nomination and Compensation Committee and approved by the Board of Directors, which shall be compatible with their responsibilities, the time devoted to their tasks, their skills and professional reputation, and to the market value of their services.

Paragraph 4. The members of the Regulatory Committee shall have a term of office of three (3) years, and they shall be eligible for continuance for successive terms of office.

Paragraph 5. One-third (1/3) of the members of the Regulatory Committee shall be elected each year.

Paragraph 6. During the course of their terms of office, the members of the Regulatory Committee can only be replaced in the following events:

I. Death or resignation;

II. Unjustified absence at three (3) consecutive meetings or at any six (6) meetings within the same year; or

III. Well-founded decision of the Board of Directors and approved by the qualified quorum of two-thirds (2/3) of its members.

Paragraph 7. In the event of a vacancy in the Regulatory Committee, the substitute Director, who shall complete the term of office of the substituted Director, shall be elected by the Board of Directors following a recommendation by the Nomination and Compensation Committee."

"Article 45. The purposes of the Regulatory Committee are:

I. Whenever requested, to analyze and issue an opinion on the changes, proposed or implemented by the Legislative Branch or by regulatory agencies, through laws or regulations applicable to BM&F activities;

II. Whenever requested, to propose to the Board of Directors or the Chief Executive Officer the adoption of measures aimed at enhancing the exercise of rulemaking activities by BM&F and the content of the rules issued by BM&F;

III. To analyze, discuss and issue opinions, whenever required, on specific matters or on the policies and guidelines which the Board of Directors or the Chief Executive Officer intend to adopt in the exercise of their market rulemaking activities and those of the BM&F managed systems; and

IV. Whenever requested, to propose changes to existing regulations, procedures and further rules issued by BM&F, as well as the creation of new rules."

"Article 47. Subject to the provisions of this article, the Board of Directors shall provide for the creation and regulate the functioning, powers and duties of the Advisory Board and the International Advisory Board to assist the BM&F management in the exercise of its duties.

Paragraph 1. The Advisory Board shall consist of the Chairperson of the Board of Directors, the former BM&F Board Chairpersons and the Chief Executive Officer, as its natural participants, and of members appointed by the Board of

Directors from among former chairpersons of other exchanges and persons of renowned capacity, achievements and spotless reputation on the domestic political and economic scene. Whenever consulted by the Board of Directors, the Advisory Board shall provide an opinion on non-operational matters.

Paragraph 2. The International Advisory Board shall consist of the Chairperson of the Board of Directors and the Chief Executive Officer, as its natural participants, and of members appointed by the Board of Directors from among persons of renowned capacity, achievements and spotless reputation on the international political and economic scene. Whenever consulted by the Board of Directors, the International Advisory Board shall issue its opinion about issues concerning the international role of BM&F and its markets.

Paragraph 3. For his participation in any and all consulting bodies provided by or referred to in these Bylaws, the Chief Executive Officer does not receive any compensation."

"Article 52. The Self-Regulation Board, the Self-Regulation Department and the Self-Regulation Officer are the bodies of the Corporation in charge of monitoring and supervising: (i) the trades executed in BM&F's auctions systems and/or registered in any of its trading, registration, clearing and settlement systems; (ii) Access Right holders; and (iii) the organizational and market surveillance activities conducted by the Corporation.

Paragraph 1. The bodies referred to in this article shall, as provided in the regulations issued by CVM, in these Bylaws, in the Access Rules and in the other rules issued by the Board o Directors, shall monitor ex officio or on notice by the Chief Executive Officer or third parties any possible occurrences of violations of the rules whose compliance must be supervised by BM&F, as well as any inequitable practices and other types of fraud and market manipulation, and impose the proper penalties on those who are liable for such behaviors.

Paragraph 2. The bodies referred to in this article shall have a wide access to the records and other documents related to the trades executed in BM&F's auctions systems and/or

registered in any of its trading, registration, clearing and settlement systems, and to the activities of Access Right holders, in which case they shall rely on the Chief Executive Officer's duty of cooperation."

"Article 53. The Self-Regulation Board shall consist of not less than three (3) members, all of whom shall be elected and removed by the Board of Directors, and not less than two-thirds (2/3) of whom shall be independent members, as defined in paragraph 2 of this article.

Paragraph 1. The Nomination and Compensation Committee shall submit to the Board of Directors the names of the persons who, upon satisfaction of the legal and regulatory requirements and those provided herein, shall run for election to the Self-Regulation Board.

Paragraph 2. Only the persons who, in addition to meeting the legal and regulatory requirements, satisfy the conditions provided in items I through IV of paragraph 1 of article 19 shall run for election to the Self-Regulation Board.

Paragraph 3. The independent members of the Self-Regulation Board shall meet the following requirements:

I. Not be a member of the BM&F Board of Directors or Executive Board;

II. Not be a BM&F shareholder or a spouse or partner of a BM&F shareholder;

III. Not be a member, a controlling shareholder, a manager or an employee of a BM&F shareholder; and

IV. Fulfill the requirements set forth in paragraphs 1 and 2 of article 19 hereof.

Paragraph 4. The members of the Self-Regulation Board shall receive compensation, to be proposed by the Nomination and Compensation Committee and approved by the Board of Directors, which shall be compatible with their responsibilities, the time devoted to their tasks, their skills and professional reputation, and to the market value of their services.

Paragraph 5. The members of the Self-Regulation Board shall have a term of office of three (3) years, and reelection is permitted.

Paragraph 6. One-third (1/3) of the members of the Self-Regulation Board shall be elected each year.

Paragraph 7. During the course of their terms of office, the members of the Self-Regulation Board can only be replaced in the following events:

I. Death or resignation;

II. Final conviction, or conviction not subject to an appeal under disciplinary proceedings brought by the CVM preventing the relevant member from being a member of the Self-Regulation Board; or

III. A decision made by the Board of Directors based on a well-founded and detailed proposition submitted by any member of the Board of Directors or the Self-Regulation Board."

"Article 54. In addition to other powers and duties to be provided in the CVM regulations, in the Access Rules and in the other rules issued by BM&F, the Self-Regulation Board shall also:

I. Oversee the activities of the Self-Regulation Department, reviewing the effectiveness of the exercise of functions related to the surveillance of Access Right holders and other participants in the markets operated by BM&F in terms of compliance with regulatory, operational and settlement rules, submitting the recommendations it deems appropriate to the Self-Regulation Officer;

II. Judge administrative proceedings commenced, documented and conducted by the Self-Regulation Department to make findings about irregularities that may have occurred, inequitable practices and other types of fraud and market manipulation, and also decide on the sanctions to be applied, if any;

III. Require from the Chief Executive Officer the application of penalties as a result of the violation of rules whose compliance must be supervised by BM&F, and inform CVM thereof;

IV. Approve the regulations that shall govern the procedures to be observed in the commencement and conduction of administrative disciplinary proceedings and the execution of compliance agreements;

V. Approve the budget proposal and the annual and multi-annual business and investment plans related to BM&F's self-regulatory activities and submit them to the Board of Directors for review; and

VI. Approve the reports prepared by the Self-Regulation Officer to be forwarded to the CVM, as provided in current regulations;

VII. Prepare a specific code of conduct for its members and other persons within the Self-Regulation Department which shall govern at least the following: (i) the rules related to the exercise of their duties, also providing for events of absence; (ii) the conditions under which securities may be held and traded in the auction systems and other trading systems operated by BM&F; and (iii) the procedures and sanctions, including suspension, applicable to disciplinary violations.

Paragraph 1. All proceeds collected from fines and compliance agreements imposed or executed by the Self-Regulation Board shall be invested in BM&F's self-regulatory activities or in the indemnification of any damaged third parties.

Paragraph 2. All proceeds collected from fines and compliance agreements imposed or executed by the Self-Regulation Board shall be invested in BM&F's self-regulatory activities."

"Article 55. The Self-Regulation Board shall elect a Chairperson from among its independent members, and said Chairperson shall have the following powers and duties:

I. To organize and coordinate the Board's activities; and

II. Whenever necessary, to represent the Board before the CVM and other BM&F bodies.

Sole paragraph. The Chairperson of the Self-Regulation Board cannot hold the position of Self-Regulation Officer."

"Article 57. BM&F shall maintain a Self-Regulation Department which shall, subject to the powers and duties of the Self-Regulation Board, monitor and supervise the trades executed in its auction systems and/or registered in any of its trading, registration, clearing and settlement systems, as well as the Access Right holders. It shall also establish effective

monitoring mechanisms and procedures of compliance with current legislation and regulations and the rules issued by BM&F, in order to identify any violations, abnormal trading conditions or behaviors that may jeopardize the regularity of operations, the transparency and the credibility of the markets operated by BM&F.

Paragraph 1. The Self-Regulation Department reports directly to the Self-Regulation Board and, whenever accounting for its activities in achieving the annual business plan, it shall report to the Board of Directors.

Paragraph 2. Except for the Self-Regulation Officer, members of the Board of Directors or the Executive Board, or the Corporation's employees and representatives holding any other positions at BM&F may not be members or perform any functions in the Self-Regulation Department."

"Article 58. Without prejudice to other powers and duties provided in the regulations issued by CVM, the Access Rules and in the other rules issued by BM&F, the Self-Regulation Department shall:

I. Monitor compliance of Access Right holders to current legislation and the regulations and the rules issued by BM&F, in which case it may examine books, accounting records and other documents related to exchange activities;

II. Monitor trades executed in BM&F's auction systems and/or registered in any of its trading, registration, clearing and settlement systems, in order to detect behaviors that may be characterizes as violations of legal and regulatory rules whose compliance must be supervised by BM&F;

III. Commence, document, and conduct administrative disciplinary proceedings to make findings about the violation of rules whose compliance must be supervised by BM&F, as well as any inequitable practices and other types of fraud and market manipulation;

IV. Indicate deficiencies in the process of compliance with legal and regulatory rules verified in the operation of the auction systems and the trading, registration, clearing and settlement systems operated by BM&F, even when they are due to

the Corporation's fault, as well as in the activities of Access Right holders, and monitor the execution of programs and the measures adopted to solve them; and

V. Be informed of all complaints made about the operation of the auction systems and the trading, registration, clearing and settlement systems operated by BM&F, and monitor the progress to settle said complaints and the measures resulting from receipt thereof.

Sole paragraph. The Self-Regulation Department is entitled to require from the Access Right holders and the BM&F management bodies all the information, confidential or not, needed for the performance of its powers and duties."

"Article 59. The Self-Regulation Officer is responsible for the conduction and the direction of the activities of the Self-Regulation Department and in particular for:

I. Establishing the organizational structure of the Self-Regulation Department, hiring and directing its members, technical personnel, assistants and consultants deemed appropriate or necessary, defining positions, tasks and compensation policies, and determining their duties and powers, subject to the guidelines imposed by the budget approved by the Board of Directors;

II. Monitoring and coordinating the surveillance activities carried out by the Self-Regulation Department;

III. Submitting to the Self-Regulation Committee reports on administrative proceedings commenced and conducted by the Self-Regulation Department, and proposing penalties; and

IV. Submitting to the Self-Regulation Committee the budget proposal and the business and investment plans related to BM&F's self-regulatory activities.

Paragraph 1. The Self-Regulation Officer is responsible for providing the CVM, in the form and within the time frame established, with all information concerning the exercise of BM&F's self-regulatory activities that may be required under the regulations the CVM issues.

Paragraph 2. Only the persons who, in addition to meeting the legal and regulatory requirements, satisfy the conditions

provided in items I and II of paragraph 1 of article 19 shall run for election to the position of Self-Regulation Officer."

"Article 60. The Self-Regulation Officer shall prepare on an annual basis the following documents to be submitted to the Self-Regulation Committee for approval and then forwarded to the Board of Directors and the CVM:

I. A report rendering account of the activities carried out by the Self-Regulation Department, specifying the core persons in charge of each activity, as well as the measures adopted or recommended as a result of such activities; and

II. A report containing the budget proposal for the next fiscal year.

Sole paragraph. The report referred to in item I of this article shall be audited by an independent auditor registered with the CVM."

"Article 61. After hearing the Nomination and Compensation Committee, the Self-Regulation Officer shall be elected by the Independent Directors from among the independent members of the Self-Regulation Board, as defined in paragraph 2 of article 53 hereof.

Paragraph 1. The Self-Regulation Officer has a fixed term of office of three (3) years, and reelection is permitted.

Paragraph 2. During the course of his or her term of office, the Self-Regulation Officer can only be removed in the following events:

I. Death or resignation;

II. Final conviction, or conviction not subject to an appeal under disciplinary proceedings brought by CVM preventing the Self-Regulation Officer from holding his or her position; or

III. A decision made by the Independent Directors based on a well- founded and detailed proposition submitted by any member of the Board of Directors or the Self-Regulation Board.

Paragraph 3. In the event that the Self-Regulation Officer is removed, the Board of Directors shall promptly resolve on his or her term of office as a member of the Self-Regulation Committee and choose, albeit on a provisional basis, a

substitute Self-Regulation Officer from among the independent members of the Self-Regulation Committee.

Paragraph 4. No later than five (5) days after the Self-Regulation Officer is removed, a detailed report containing the detailed justifications considered by the Board of Directors in its decision, including an analysis of the performance of the Self-Regulation Department during the term of office of the removed Self-Regulation Officer, shall be forwarded to the CVM."

"Article 69. Any shareholder or Group of Shareholders ("Purchasing Shareholder") intending to acquire or become a holder of (i) a direct or indirect stake equal to or higher than fifteen percent (15%) of the total shares in the Corporation, or (ii) other rights, including usufruct and trust, to shares in the Corporation representing more than fifteen percent (15%) of its capital, must obtain prior consent from the CVM, as provided in the CVM regulations.

Sole paragraph. A Purchasing Shareholder shall provide the Investor Relations Officer with a copy of the application submitted to the CVM on the same date as that on which the receipt of said application is registered, and the Investor Relations Officer shall reveal the existence of said application to the market in the manner provided in CVM Instruction No. 358/2002."

"Article 70. After the consent referred to in the preceding paragraph is obtained, the Purchasing Shareholder shall, within fifteen (15) days from the date of consent by the CVM, register or apply for registration of, as the case may be, a Tender Offer for the total number shares issued by the Corporation and held by the other shareholders, subject to the provisions of Law No. 6,404/1976, the regulations issued by the CVM and the stock exchanges where the securities issued by the Corporation are admitted to be traded, and the rules set forth herein.

Paragraph 1. The Tender Offer referred to in this article shall not exclude a competing public offering from applying for consent, subject to applicable regulations.

Paragraph 2. The Purchasing Shareholder shall meet any CVM requests or requirements within the time periods provided in applicable regulations.

Paragraph 3. The Tender Offer referred to in this article shall be subject to the following principles and procedures, in addition to other principles and procedures expressly set forth in CVM Instruction No. 361/2002, where applicable:

I. It must be addressed indistinctively to all shareholders of the Corporation;

II. It must be carried out through an auction held on a stock exchange;

III. It must be carried out in such a way as to secure equitable treatment to the addressees, allow them to count on an adequate information on the Corporation and the bidder, and provide them with the elements required for making a pondered and independent decision concerning acceptance of the Tender Offer;

IV. It must be irrevocable after publication of the corresponding notice, in accordance with CVM Instruction No. 361/2002; and

V. It must be paid in cash in domestic currency, against acquisition of the shares in the Corporation.

Paragraph 4. In the event that the Purchasing Shareholder does not meet the provisions referred tc in this Chapter, including in relation to: (i) application for prior consent from the CVM; or (ii) compliance with deadlines to launch the Tender Offer or request its registration with the CVM, as the case may be, or to satisfy any requests or requirements made by the CVM, the Board of Directors of the Corporation shall call a Special Shareholders' Meeting where the concerned shareholder or Group of Shareholders shall not be permitted to vote in order to deliberate about the suspension of the exercise of its shareholder rights, as provided in article 11 hereof, without prejudice to any liabilities of the Purchasing Shareholder for losses and damages caused to the other shareholders a result of noncompliance with the provisions set forth in this Chapter.

Paragraph 5. The provisions set forth in article 254-A of Law No. 6,404/1976 and in Chapter IX hereof do not exempt the Purchasing Shareholder from complying with the obligations referred to in this article, subject to the provisions of articles 77 and 78 hereof.

Paragraph 6. The provisions of this article do not apply to the events where a person or a Group of Shareholders becomes the holder of shares in excess of fifteen percent (15%) of all shares issued by the Corporation as a result of legal succession or any other form of involuntary acquisition of shares, subject to the condition that said shareholder or Group of Shareholders shall dispose of the exceeding shares within sixty (60) days from the relevant event.

Paragraph 7. For the purposes of calculating the amount of fifteen percent (15%) of all shares issued by the Corporation, an involuntary percentage increase in capital stock ownership resulting from cancellation of shares held in treasury shall not be taken into account."

"Article 74. In the event that the shareholders at the Shareholders' Meeting approve:

I. Deregistration of the Corporation, then the Corporation, or the controlling shareholder(s) or Group of Shareholders of the Corporation shall launch a tender offer for the acquisition of the shares belonging to the other shareholders for not less than their economic value, to be determined pursuant to a valuation report prepared pursuant to paragraphs 2, 3 and 4 of this article, subject to applicable laws and regulations; or

II. Delisting from the Novo Mercado segment, so that their shares are listed outside of the Novo Mercado segment, or as a result of a corporate restructuring whose resulting company is not admitted to be traded on the Novo Mercado segment, then the controlling shareholder or Group of Shareholders of the Corporation shall launch a tender offer for the acquisition of the shares belonging to the other shareholders for not less than their economic value, to be determined pursuant to a valuation report prepared pursuant to paragraphs 2, 3 and 4 of this article, subject to applicable laws and regulations.

Paragraph 1. For the purposes of this article, the minimum bid price at the tender offers shall be equal to the economic value determined pursuant to a valuation report, except if the adoption of a higher price is required herein or in current laws and regulations.

Paragraph 2. The valuation report referred to in this article shall be prepared by a specialized institution or company with evidenced experience and independent from the Corporation's decisory bodies, its management and/or controlling shareholders, and the corresponding report shall also meet the requirements of paragraph 1 of article 8 of Law No. 6,404/1976 and provide the responsibility referred to in paragraph 6 of the same article of Law No. 6,404/1976.

Paragraph 3. The election of a specialized institution or company in charge of determining the economic value of the Corporation from a triple list submitted by the Board of Directors is under the exclusive power of the Shareholders' Meeting. The relevant resolution shall be adopted by the absolute majority vote of shareholders holding all outstanding shares of the Corporation attending the Shareholders' Meeting. Blank ballots shall not be counted. In the event the Meeting referred to in this paragraph is held on first call, it shall count on the attendance of shareholders representing not less than twenty percent (20%) of the outstanding shares. In the event said Meeting is held on second call, it may be count on the attendance of any number of attending shareholders.

Paragraph 4. The costs for the preparation of the valuation report required for the tender offer referred to in this article shall be borne in full by the offeror."

Adjournment: There being no further business to come before the shareholders at this time, the meeting, the proceedings of which were entered into these summary minutes, which were read, approved and signed under the terms of the law, was adjourned.

São Paulo, February 26, 2008.

This is a true copy of the original minutes recorded in the meetings' minute book.

Edemir Pinto
Secretary

This English translation is offered only for the convenience of English language readers and is not legally binding.

BOLSA DE MERCADORIAS & FUTUROS-BM&F S.A.
CORPORATE TAXPAYERS' ID (CNPJ) No. 08.936.812/0001-55
COMPANY'S REGISTRY ID (NIRE) No. 35.300.343.565

MINUTES OF THE SPECIAL SHAREHOLDERS' MEETING HELD ON SEPTEMBER 20, 2007

TIME, DATE and PLACE: The meeting was held on September 20, 2007, at 1:00 p.m. (Brasília time), at the Corporation's registered office, in the City of São Paulo, State of São Paulo, Brazil, at Praça Antonio Prado, 48.

ATTENDANCE: Shareholders representing all of the capital stock, on the basis of the signatures contained in the attendance book, as well as the representative of KPMG Auditores Independentes.

CHAIR: Edemir Pinto, Chairman; and Marco Aurélio Teixeira, Secretary.

CALL: In view of the attendance of shareholders representing all of the capital stock, call notice publication was waived, pursuant to the provisions of article 124, paragraph 4, of Law No. 6404/1976.

RESOLUTIONS APPROVED BY UNANIMOUS VOTE:

1 – Approval of record of the proceedings of the meeting in summary form, containing only the transcription of the adopted resolutions, pursuant to the provisions of article 130, paragraph 1, of Law No. 6404/1976.

2 – Approval of merger of the spun-off portion of the Brazilian Mercantile and Futures Exchange-BM&F's equity, pursuant to the provisions of the Partial Spin-off Protocol and Justification ("Protocol"), executed by the managements of BM&F and BM&F S.A. on September 17, 2007, which is included in these Minutes as Schedule 1. All assets, rights and liabilities that form the spun-off portion of BM&F's equity, and which shall be transferred to BM&F S.A. as a result of the transaction hereby approved, are described in the Appraisal Report, it being registered that: (i) the share control of the Banco BM&F de Serviços de Liquidação e Custódia S.A. ("BM&F Bank") after transfer of the spun-off portion of BM&F's equity to BM&F S.A., which includes the shares representing all of the capital stock of BM&F Bank, is being reviewed by the central Bank of Brazil; and (ii) the aforementioned partial spin-off of the BM&F, with

the transfer of the spun-off equity portion to BM&F S.A., shall only be effective as of October 1st, 2007.

3 – Ratification of the appointment of KPMG Auditores Independentes ("KPMG") as responsible for the appraisal of the book value of the spun-off portion of BM&F's equity to be transferred to BM&F S.A.;

4 – Approval of the Appraisal Report prepared by KPMG and mentioned in the preceding item, which appraised the spun-off portion of BM&F's equity to be transferred to BM&F S.A. in one billion two hundred and eighty-one million one hundred and thirty-six thousand one hundred and thirty-six Brazilian *reais* and seventy-eight cents (R$1,281,136,136.78), on the base date of August 31, 2007;

5 – Authorization for increase in the capital stock of BM&F S.A. by nine hundred and one million eight hundred and seventy-six thousand seven hundred and ninety-two Brazilian *reais* (R$901,876,792.00), through the issuance of nine hundred and one million eight hundred and seventy-six thousand seven hundred and ninety-two (901,876,792) new common shares, as established in the Protocol, and the company shall hold the capital of nine hundred and one million eight hundred and seventy-seven thousand two hundred and ninety-two Brazilian *reais* (R$901,877,292.00). The new shares shall be subscribed and paid-in upon transfer of the spun-off portion of BM&F's equity, and they shall be delivered to the current holders of equity memberships issued by BM&F in the proportion established in item 5.2 of the Protocol (each Clearing Member membership, in the amount of R$4,961,610.00, shall be entitled to 4,961,610 shares; each Commodities Brokerage House membership, in the amount of R$4,898,015.00, shall be entitled to 4,898,015 shares; each Local membership, in the amount of R$1,335,141.00, shall be entitled to 1,335,141 shares; and each Common Member membership, in the amount of R$10,000.00, shall be entitled to 10,000 shares). As referred to in item 4.2 of the Protocol, the net worth of BM&F S.A. shall also include twenty-four million nine hundred and four thousand four hundred and twenty-five Brazilian *reais* and one cent (R$24,904,425.01) in revaluation reserves and three hundred and fifty-four million three hundred and fifty-four thousand nine hundred and nineteen Brazilian *reais* and seventy-seven cents (R$354,354,919.77) in reserves for the booking of funds and safeguards, which are recorded at BM&F on August 31, 2007 and which BM&F S.A. shall maintain in view of the activities to be performed by it, therefore totaling the net worth of one billion two hundred and eighty-one million one hundred and thirty-six thousand six hundred and thirty-six Brazilian *reais* and seventy-eight cents (R$1,281,136,636.78). The authorization for adoption, by the management

of the corporation, of all measures required for actual implementation of the adopted resolutions, including, without limitation, for the transfer to BM&F S.A. of ownership of all assets, rights and liabilities referred to in the Protocol, including the real property described and characterized in a Schedule to the Protocol, was also approved;

6 – Approval, following recommendations by the Special Shareholders' Meeting of BM&F held on the date hereof, of the following items:

(a) complete amendment to the Bylaws of BM&F S.A., in order to reflect, among other issues, the activities transferred to it, with the corresponding management and self-regulatory structures, and the value of the capital stock, in view of the transfer of the spun-off portion of BM&F's equity. Consequently, the Bylaws of BM&F S.A. shall now read with the wording contained in Schedule 3 hereto. BM&F S.A. agreed to include in its Bylaws, which are hereby approved, any amendments that may be determined by the CVM, especially in view of the issuance of the Instruction that shall originate the Public Hearing Notice No. 06/2007;

(b) election of Messrs. Manoel Felix Cintra Neto, Brazilian, married, economist, holder of Identity Card RG No. 3.976.718 SSP/SP and enrolled with the Individual Taxpayers' Registry under CPF No. 297.435.758-04, domiciled in the City of São Paulo, State of São Paulo, Brazil, at Rua Boa Vista, 356, 6th Floor, Postal Code 01014-000; Renato Diniz Junqueira, Brazilian, married, business administrator, holder of Identity Card RG No. 5.277.782 and enrolled with the Individual Taxpayers' Registry under CPF No. 679.361.308-10, domiciled in the City of São Paulo, State of São Paulo, Brazil, at Avenida Brigadeiro Faria Lima, 1461 – 2nd Floor, Torre Sul – Jardim Paulistano, Postal Code 01451-904; Júlio de Siqueira Araújo, Brazilian, married, incomplete undergraduate degree in economics, holder of Identity Card RG No. 3.272.499-IFP-RJ and enrolled with the Individual Taxpayers' Registry under CPF No. 425.327.017-49, domiciled in the City of Osasco, State of São Paulo, Brazil, at Cidade de Deus s/nº prédio novo – 4th Floor, Vila Yara, Postal Code 06029-900; René Marc Kern, American, married, businessman, bearer of passport No. 3560470115, issued by the Department of State of the United States of America, with business address at 3 Pickwick Plaza, Greenwich, Connecticut 06830, United

States of America; Gustavo Henrique de Barroso Franco, Brazilian, married, economist, holder of Identity Card RG No. 12614-4 and enrolled with the Individual Taxpayers' Registry under CPF No. 541.724.707-34, domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil, at Avenida Prefeito Mendes de Moraes, 1100 apartment 1201 – São Conrado, Postal Code 22610-090; Luiz Fernando Figueiredo, Brazilian, married, business administrator, holder of Identity Card RG No. 8.536.780.1 and enrolled with the Individual Taxpayers' Registry under CPF No. 013 124 158-35, domiciled in the City of São Paulo, State of São Paulo, Brazil, at Avenida Brigadeiro Faria Lima, 2277 – 17th Floor - suite 1703 - 01452-000; Luiz Gonzaga de Mello Belluzzo, Brazilian, divorced, economist, holder of Identity Card RG No. 2.284.342 and enrolled with the Individual Taxpayers' Registry under CPF No. 024.419.008-97, domiciled in the City of São Paulo, State of São Paulo, Brazil , at Alameda Santos, 1800, 7th Floor, Cerqueira Cesar, Postal Code 01418-200; Roberto Quiroga Mosquera, Brazilian, married, lawyer, holder of Identity Card RG No. 7.526.071-2 SSP/SP and enrolled with the Individual Taxpayers' Registry under CPF No. 043-640-538-56, domiciled in the City of São Paulo, State of São Paulo, Brazil, at Alameda Joaquim Eugênio de Lima, 447, Postal Code 01403-001 and Roberto Rodrigues, Brazilian, married, agricultural engineer, holder of Identity Card RG No. 2.829.820-2 SSP and enrolled with the Individual Taxpayers' Registry under CPF No. 012.091.598-72, domiciled in the City of São Paulo, State of São Paulo, Brazil, at Avenida Diógenes Ribeiro de Lima, 2361, 7th Floor, suite 73, Postal Code 05458-001, as members of the Board of Directors of BM&F S.A., the last five persons as Independent Directors, as provided in article 19, paragraph 2 of the Bylaws hereby approved. All members of the Board of Directors shall hold office until the Annual Shareholders' Meeting to be held in 2010. It was registered that the members of the Board of Directors Gustavo Franco, Luiz Fernando Figueiredo, Luiz Gonzaga de Mello Belluzzo, Roberto Quiroga Mosquera and Roberto Rodrigues also meet the requirements to be deemed independent directors, as defined in the Novo Mercado Listing Rules issued by the São Paulo Stock Exchange – BOVESPA. Investiture of the members of the Board of Directors hereby elected shall be subject to (i) submission of statements representing that they meet the requirements set forth in article 147 of Law No. 6404/1976, as well as those provided in article 19, paragraph 1 of the

Bylaws hereby approved and, whenever applicable, those listed in paragraph 2 of the same article of the Bylaws, which statements shall be filed at the registered office of the Corporation; (ii) evidence that they are shareholders of the Corporation; and (iii) signature of the tenure recorded in the corporate books;

(c) election of Messrs. Gustavo Jorge Laboissière Loyola, Brazilian, married, economist, holder of Identity Card RG No. 408.776 SSP-DF and enrolled with the Individual Taxpayers' Registry under CPF No. 101.942.071-53, domiciled in the City of São Paulo, State of São Paulo, Brazil, at Rua Bueno Brandão, 282, apartment 51, Vila Nova Conceição, Postal Code 04509-021; Rodrigo Telles da Rocha Azevedo, Brazilian, married, economist, holder of Identity Card RG No. 16.151.972-6 and enrolled with the Individual Taxpayers' Registry under CPF No. 064.857.718-08, domiciled in the City of São Paulo, State of São Paulo, Brazil, at Rua Alberto Faria, 883 - Alto de Pinheiros, Postal Code 05459-000, and Wladimir Castelo Branco Castro, Brazilian, married, economist, holder of Identity Card RG No. 2.044.664 SSP-GB and enrolled with the Individual Taxpayers' Registry under CPF No. 025.807.057-91, domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil, at Rua Conde de Irajá, 122, apartment 502, Botafogo, Postal Code 22271-020, as members of the Self-Regulation Board of BM&F S.A., the three of whom are deemed independent directors, pursuant to the provisions of article 53 of the draft Bylaws of BM&F S.A. In order to comply with the provisions of article 53, paragraph 5 of the draft Bylaws of BM&F S.A., Mr. Wladimir Castelo Branco Castro shall hold office until the Annual Shareholders' Meeting to be held in 2009; Mr. Rodrigo Telles da Rocha Azevedo shall hold office until the Annual Shareholders' Meeting to be held in 2010; and Mr. Gustavo Laboissière Loyola shall hold office until the Annual Shareholders' Meeting to be held in 2011. Investiture of the independent members of the Self-Regulation Board hereby elected shall be subject to submission of the statements representing that they meet the requirements set forth in article 53, paragraph 2 of the Bylaws hereby approved, which shall be filed at the registered office of the Corporation;

(d) determination of the annual aggregate compensation of the management of BM&F S.A in twenty-five million Brazilian *reais* (R$25,000,000.00), of which amount the Board of Directors and Self-

Regulation Board shall be entitled to eight million Brazilian *reais* (R$8,000,000.00) and the executive board established by the Bylaws of the Corporation, as well as the stock options for the officers and other employees, shall be entitled to seventeen million Brazilian *reais* (R$17,000,000.00), pursuant to the document attached hereto as Schedule 4; and

(e) proposition for going public and for a secondary public offering of shares issued ("IPO") by BM&F S.A., authorizing the management of the Corporation to take all actions required for such purpose, including to request the Corporation's registration with and the public offering of shares before the Brazilian Securities & Exchange Commission – CVM and the listing of shares issued by the Corporation in the "Novo Mercado" segment of the São Paulo Stock Exchange – BOVESPA, as contemplated in the Bylaws hereby approved.

There being no further business to come before the shareholders at this time, the Chairman of the Shareholders' Meeting informed that all documents submitted to the shareholders and included in these Meetings as an enclosure were sequentially numbered, certified by the chair and filed at the headquarters of the Corporation, pursuant to the provisions of article 130, paragraph 1 of Law No. 6404/1976.

ADJOURNEMENT: There being no further business to come before the shareholders at this time, the meeting, the proceedings of which were entered into these summary minutes, which were read, approved and signed by the members of the Chair and by all attending shareholders, was adjourned. Sgd. Edemir Pinto and Marco Aurélio Teixeira.

This is a true copy of the original minutes recorded in the meetings' minute book.

São Paulo, September 20, 2007.

Edemir Pinto
Chairman

BOLSA DE MERCADORIAS & FUTUROS-BM&F S.A.
CORPORATE TAXPAYERS' ID (CNPJ) No. 08.936.812/0001-55
COMPANY'S REGISTRY ID (NIRE) No. 35.300.343.565

MINUTES OF THE SPECIAL SHAREHOLDERS' MEETING HELD ON SEPTEMBER 19, 2007

TIME, DATE and PLACE: The meeting was held on September 19, 2007, at 10:00 a.m. (Brasília time), at the Corporation's registered office, in the City of São Paulo, State of São Paulo, Brazil, at Praça Antonio Prado, 48.

ATTENDANCE: Shareholders representing all of the capital stock, on the basis of the signatures contained in the attendance book.

CHAIR: Edemir Pinto, Chairman; and Marco Aurélio Teixeira, Secretary.

CALL: In view of the attendance of shareholders representing all of the capital stock, call notice publication was waived, pursuant to the provisions of article 124, paragraph 4, of Law No. 6404/1976.

RESOLUTIONS APPROVED BY UNANIMOUS VOTE:

1 – Election of Mr. João Lauro Pires Vieira do Amaral, Brazilian, single, economist and lawyer, holder of Identity Card No. 181.849.084-6 – SSP/PR and enrolled with the Individual Taxpayers' Registry under CPF No. 905.649.017-68, resident and domiciled in this Capital City of the State of São Paulo, Brazil, holding office at Praça Antonio Prado, 48, Postal Code 01010-901, to the position of Investor Relations Officer (IRO), pursuant to the provisions and for the purpose of the regulations in force.

2 – Approval of the attached document, named "Material Acts or Facts Disclosure Policy and Confidentiality of the Bolsa de Mercadorias & Futuros-BM&F S.A.".

There being no further business to come before the shareholders at this time, the Chairman of the Shareholders' Meeting informed that all documents submitted to the shareholders and included in these meetings as an enclosure were sequentially

numbered, certified by the chair and filed at the Corporation, pursuant to the provisions of article 130, paragraph 1 of Law No. 6404/1976.

Adjournment: There being no further business to come before the shareholders at this time, the meeting, the proceedings of which were entered into these summary minutes, which were read, approved and signed by the members of the Chair and by all attending shareholders, was adjourned. Sgd. Edemir Pinto and Marco Aurélio Teixeira.

This is a true copy of the original minutes recorded in the meetings' minute book.

São Paulo, September 19, 2007.

Edemir Pinto
Chairman

V.A.L.S.P.E. EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
which changes its corporate name to
Bolsa de Mercadorias & Futuros-BM&F S.A.
CORPORATE TAXPAYERS' ID (CNPJ) No. 08.936.812/0001-55 –
COMPANY'S REGISTRY ID (NIRE) No. 35.300.343.565
Minutes of the Special Shareholders' Meeting

Date, Time and Place: The meeting was held on August 28, 2007, at 5:00 p.m. (Brasília time), at the registered office of V.A.L.S.P.E. Empreendimentos e Participações S.A. in the City of São Paulo, State of São Paulo, Brazil, at Rua Pamplona, 818, 9th Floor, suite 92 ("Corporation"). **Call and Attendance**: The call notice was waived, in view of the attendance of shareholders representing all of the capital stock, on the basis of the signatures contained in the Attendance Book. **Chair**: Edemir Pinto, Chairman; Marco Aurélio Teixeira, Secretary. **Agenda**: Discussion of and resolution on **(i)** the change in the address of the headquarters of the Corporation; **(ii)** the change in the corporate name of the Corporation; and **(iii)** the election of the Officers. **Preliminary Considerations**: The sole purpose of the Corporation shall be to receive the spun-off assets of the organization, enrolled with the CNPJ/MF under No. 54.641.030/0001-06, with address at Praça Antônio Prado, 48, Downtown, within the scope of the demutualization process of the aforementioned organization. The demutualization process shall result in the transfer to the Corporation of the activities of organization and operation of the organized markets and over-the-counter markets designed for trading and registration of futures contracts and currency derivatives, mercantile and other assets, which are currently performed by the organization "Bolsa de Mercadorias & Futuros-BM&F". The spin-off of the organization shall be subject to resolution and approval by the Shareholders' Meeting of the organization. The spun-off assets of the organization shall be merged into the Corporation, and shares issued by the latter shall be attributed to the current members, so that the partnership structure of the Corporation shall correspond to the membership structure of the organization. The Corporation shall further adopt the corporate name and purposes of the organization Bolsa de Mercadorias & Futuros-BM&F. **Resolutions**: After review and discussion of the items included in the Agenda, the shareholders approved, by unanimous vote: **(i)** the change in the address of the headquarters of the Corporation, amending article 1 of the Bylaws of the Corporation, which shall now read as follows: "Bolsa de Mercadorias & Futuros-BM&F S.A. is a joint-stock company governed by these Bylaws and by other applicable legislation."; **(ii)** the change in the corporate name of the Corporation, from "V.A.L.S.P.E Empreendimentos e Participações S.A." to "Bolsa de Mercadorias & Futuros-BM&F S.A.", amending article 2 of the Bylaws of the Corporation, which shall now read as follows: "The registered office of the corporation is in the City of São Paulo, State of São Paulo, Brazil, at Praça Antônio Prado, 48, Downtown, Postal Code 01010-

901. By resolution of its executive board, the company may open branches, agencies or offices."; and **(iii)** the resignation of the former officers, Adriana Vechies Salvini and Linéia Mathias, electing as substitute the persons identified below to act as members of the Executive Board, with a term of office of one (1) year as of the date hereof, provided previous substitution: Mr. Edemir Pinto, Brazilian, married, economist, holder of Identity Card RG No. 6.572.298-SSP/SP and enrolled with the Individual Taxpayers' Registry under CPF No. 614.304.988-20; and Mr. Marco Aurélio Teixeira, Brazilian, married, economist, holder of Identity Card RG No. 09.081.141-5-IFP/RJ and enrolled with the Individual Taxpayers' Registry under CPF No. 182.736.296-00, both resident and domiciled in this Capital City of the State of São Paulo, Brazil, holding office at Praça Antonio Prado, 48, Downtown. The Officers hereby elected declare that they are not prohibited from occupying their positions by any law and that they have not been convicted for any crimes that may prevent them from holding office. **Clarifications**: The record of the proceedings of the meeting in summary form, pursuant to the provisions of article 130, paragraph 1, of the Corporations Law, was approved. **Adjournment, Recording, Approval and Signing of the Minutes**: There being no further business to come before the shareholders at this time, the meeting, the proceedings of which were entered into these minutes, which were read, approved and signed by all attending persons, was adjourned. Sgd. Chair – Chairman: Edemir Pinto; Secretary: Marco Aurélio Teixeira. Shareholders - Edemir Pinto, Marco Aurélio Teixeira. Elected Officers - Edemir Pinto and Marco Aurélio Teixeira. This is a true copy of the original minutes recorded in the meetings' minute book. Registered at the Commercial Registry of the State of São Paulo – JUCESP under No. 310.629/07-0, on September 3, 2007. Secretary Cristiane da Silva F. Corrêa.

RECEIVED
2008 APR 30 A 8:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

V.A.L.S.P.E. EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
EXTRACT FROM THE MINUTES OF THE GENERAL MEETING OF INCORPORATION
HELD ON JUNE 15, 2007

Date, time and place: The meeting was held on June 15, 2007, at 10:00 a.m. (Brasília time), in the City of São Paulo, State of São Paulo, Brazil, at Rua Pamplona, 818, 9th Floor, suite 92, Jardim Paulista, Postal Code 01405-001. **Attendance:** Subscribers to all of the capital stock of V.A.L.S.P.E. Empreendimentos e Participações S.A. **Chair:** Adriana Vechies Salvini and Linéia Mathias. **Resolutions approved by Unanimous Vote:** 1) Incorporation of V.A.L.S.P.E. Empreendimentos e Participações S.A. The subscribed capital stock is five hundred Brazilian *reais* (R$500.00) in Brazilian currency, divided into five hundred (500) registered common shares without par value. 2) Approval of the Bylaws. – BYLAWS OF V.A.L.S.P.E. EMPREENDIMENTOS E PARTICIPAÇÕES S.A. CHAPTER I. Name, Registered Office, Corporate Purposes and Term. Article 1 - V.A.L.S.P.E. EMPREENDIMENTOS E PARTICIPAÇÕES S.A. is a joint-stock company governed by these Bylaws and by other applicable legislation. Article 2 – The registered office of the corporation is in the City of São Paulo, State of São Paulo, Brazil, at Rua Pamplona, 818, 9th Floor, suite 92, Jardim Paulista, Postal Code 01405-001. By resolution of its executive board, the company may open branches, agencies or offices. Article 3 – The Company's purpose is to hold an equity interest in other Companies as a partner, shareholder or member, in Brazil or abroad ("holding"). Article 4 – The Company is established for an indefinite period of time. CHAPTER II. Capital Stock. Article 5 – The capital stock is five hundred Brazilian *reais* (R$500.00), represented by five hundred (500) registered common shares without par value. Paragraph 1 – Each share shall be entitled to one vote in the corporate resolutions. Paragraph 2 – Shares resulting from capital increase shall be distributed among the shareholders as required by law, within the term established by the Shareholders' Meeting that resolves on the capital increase. Paragraph 3 – By approval of shareholders representing a majority of the capital stock, the corporation may acquire its own shares to be held in its treasury or for cancellation, without capital stock reduction, for further sale, subject to applicable laws and regulations in force. CHAPTER III. Shareholders' Meetings. Article 6. Shareholders' Meetings shall be held annually during the first four (4) months subsequent to the ending of the fiscal year, and Special Shareholders' Meetings shall also be held whenever the Company's interests so require. Paragraph 1 - Shareholders' Meetings shall be presided over by shareholders or officer chosen at the meeting, who shall invite, from among the

attending officers or shareholders, a secretary for the meeting. Paragraph 2 – Except as otherwise provided by law and subject to the provisions set forth in these Bylaws, the resolutions of each Annual and Special Shareholders' Meeting shall be adopted by absolute majority vote, and blank ballots shall not be counted. CHAPTER IV. Management. Article 7 – The Corporation shall be managed by an executive board consisting of two (2) or more members, all of whom shall have the designation of officers, and who may be shareholders or not, resident in Brazil and annually elected by the Shareholders' Meeting. Reelection is permitted. After the end of their term of office, the officers shall hold office until their successors take office. Paragraph 1 – The officers shall be discharged from posting a bond, and they shall receive a compensation to be determined by the Shareholders' Meeting that elects them. Paragraph 2 – The officers shall take office by signing the tenure recorded in the appropriate corporate book. Article 8 – In the event of temporary impediment of an officer, his or her duties shall be performed by any other officer recommended by the other officers. In case of vacancy, the recommended person shall hold office until his or her successor is elected by the Shareholders' Meeting and takes office. Article 9 – The executive board has full administration and management powers as regards the corporate business, and it may take all actions required for managing the Company and representing it before third parties, in or out of court, and before any public authority and federal, state or municipal government department; exercise regular management powers; execute documents, deeds, agreements and credit instruments; issue and endorse checks; open, operate and close bank accounts; take out loans, pledge collaterals, purchase, sale, encumber or assign movable and real property, fully or in part. Article 10 – Any officer, acting individually, or one or more attorneys-in-fact, as established in the respective powers-of-attorney, shall represent the Corporation in and out of court, as well as take all actions referred to in article nine. Attorney(s)-in-fact shall be appointed by the signature of any officer, acting individually, and the powers-of-attorney shall specify the powers granted to the attorneys-in-fact and be granted for a limited time period, which shall not exceed one year, except for the powers-of-attorney for representation in court, which may be granted for an indefinite period of time. Sole Paragraph: Cosignatures, sureties and other collateral in behalf of third parties shall depend on approval by shareholders representing a majority of the capital stock. Article 11 – The executive board shall survey the business of the Corporation, taking all actions required for its regular operation. CHAPTER V. Supervisory Board. Article 12 - The Corporation shall have a Supervisory Board, consisting of three (3) to five (5) members and the same number of alternates, whether shareholders or not, which shall operate on a non-permanent basis. Sole Paragraph – The members of the Supervisory Board shall

be elected by the Annual Shareholders' Meeting for a term of office of one (1) year, and reelection is permitted. CHAPTER VI. General Provisions. Article 13 – The fiscal year of the Company shall coincide with the calendar year and shall end on December 31 of each year. At the end of each fiscal year, the Company shall prepare a balance sheet and the other financial statements required by Law. Article 14 – The distribution of the profit recorded in each fiscal year shall be decided by the Shareholders' Meeting, as recommended by the executive board, after consultation with the Supervisory Board, whenever installed, and after the deductions established by Law. Article 15 – By decision of shareholders representing a majority of the capital stock, the Company may prepare interim balance sheets at any time, in order to determine income and distribute profits in shorter periods. Article 16 – The Company shall pay, as mandatory dividend in each fiscal year, the minimum percentage provided by and adjusted in accordance with applicable legislation. Article 17 – The Company shall be liquidated in the events provided by law or as a result of a resolution adopted by the Shareholders' Meeting, by the majority vote of the shareholders of the Company, and which shall define how liquidation shall proceed, appoint liquidators and determine their remuneration. Article 18 – Any action among shareholders or brought by the shareholders against the Corporation hereunder shall be brought before the courts of the Judicial District of the City of São Paulo, State of São Paulo. 3) The following persons were elected as members of the executive board of the Company, with term of office until the first Annual Shareholders' Meeting: Ms. Adriana Vechies Salvini, holder of Identity Card RG No. 22.617.597-2 and enrolled with the Individual Taxpayers' Registry under CPF No. 270.566.928-00 and Ms. Linéia Mathias, holder of Identity Card RG No.27.476.549-4 and enrolled with the Individual Taxpayers' Registry under CPF No. 253.989.218-35. **Adjournment**: There being no further business to come before the shareholders at this time, the meeting, the proceedings of which were entered into these minutes, which were read, approved and signed under the terms of the law, was adjourned. São Paulo, June 15, 2007. Sgd.Adriana Vechies Salvini and Linéia Mathias. Registered at the Commercial Registry of the State of São Paulo – JUCESP under No. 35300343565, on June 25, 2007. Cristiane da Silva F. Correa–Secretary.

RECEIVED
2008 APR 30 A 8:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BOLSA DE MERCADORIAS & FUTUROS-BM&F SA

Publicly-held Company

Company's Registration (NIRE) No. 35300343565
Corporate Taxpayers' ID (CNPJ) No. 08936812/0001-55

Minutes of the Regular Board of Directors Meeting held on March 25, 2008

Date, time and place: The meeting was held on March 25, 2008, at 3:00 p.m. (Brasília time), at the Company's registered office, in the City of São Paulo, State of São Paulo, Brazil, at Praça Antonio Prado 48.

Attendance: Messrs. Manoel Felix Cintra Neto, Renato Diniz Junqueira, Júlio de Siqueira Araújo, Gustavo Henrique de Barroso Franco, René M. Kern, Roberto Quiroga Mosquera, Roberto Rodrigues, and Marcelo Fernandez Trindade. Justified absences: Messrs. Craig Steven Donohue, Luiz Gonzaga de Mello Belluzzo, and Luiz Fernando Figueiredo.

Call: The meeting was called pursuant to paragraph 1 of article 27 of the Company's Bylaws.

Chair: Manoel Felix Cintra Neto, Chairman. Secretary: Noenio Dantaslé Spinola.

Agenda: (i) To resolve on the payment of interest on shareholders' equity for the current fiscal year; (ii) to receive the resignation tendered by the Foreign Clearinghouse Officer and the Information Technology Officer; (iii) to elect two new officers to replace the resigning officers; and (iv) to approve the proposal for the integration of the activities of BM&F SA and BOVESPA Holding SA.

Resolutions: After review and discussion of the items included in the agenda, the members of the Board of Directors authorized the proceedings of the meeting to be recorded in summary form and (i) unanimously approved, pursuant to article 29, item XXIX of the Company's Bylaws, the payment of interest on shareholders' equity in the total amount of R$20,539,417.12 and equivalent to R$0.020320247 per share, on the account of the mandatory dividends under the law, which shall be payable to the shareholders in the amount of R$0.017272210 per share net of the 15% income tax rate to be withheld at source, except for legal entities that are exempt from said tax. This payment shall be made on April 15, 2008, based on the shareholders' position on March 28, 2008; and the shares

shall be traded without right to this payment of interest on equity as of March 31, 2008; (ii) received the resignation tendered by the Foreign Clearinghouse Officer, Mr. Isney Manoel Rodrigues, and the Information Technology Officer, Mr. José Antônio Eirado Neto, whose resignation letters were presented on this date and filed at the Company's registered office, and whose services were addressed and acknowledged by the attending members; (iii) unanimously elected Mr. Fabio Urban as the substitute Foreign Clearinghouse Officer, and Mr. Marcio Augusto de Castro as the substitute Information Technology Officer, whose terms of office begin on this date to expire with the terms of the other Officers, i.e. April 2010; and (iv) approved the proposal for the integration of the activities of BM&F SA and BOVESPA Holding SA, under the terms of the draft of a material fact to be published pursuant to current regulations. The documents approved at this meeting are filed at the Company's registered office.

Adjournment: There being no further business to come before the Board at this time, this meeting of the BM&F SA Board of Directors, the proceedings of which were entered into these minutes, which were signed by all the attending members, was adjourned.

São Paulo, March 25, 2008.

This is a true copy of the original minutes recorded in the meetings' minute book.

Noenio Dantaslé Spinola
Secretary

This English translation is prepared only for the convenience of English language readers and is not legally binding.

RECEIVED

2008 APR 30 A 8:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BOLSA DE MERCADORIAS & FUTUROS-BM&F SA

Publicly-held Company

Company's Registry ID (NIRE) No. 35300343565
Corporate Taxpayers' ID (CNPJ) No. 08936812/0001-55

Minutes of the Board of Directors Meeting held on February 26, 2008

Date, time and place: The meeting was held on February 26, 2008, at 3:00 p.m. (Brasília time), at the Company's registered office, in the City of São Paulo, State of São Paulo, Brazil, at Praça Antonio Prado, 48.

Attendance: Messrs. Manoel Felix Cintra Neto, Renato Diniz Junqueira, Júlio de Siqueira Araújo, Luiz Fernando Figueiredo, Gustavo Henrique de Barroso Franco, Roberto Rodrigues, Luiz Gonzaga de Mello Belluzzo, René M. Kern, Craig Steven Donohue, and Marcelo Fernandez Trindade. Justified absence: Roberto Quiroga Mosquera.

Call: The meeting was called pursuant to paragraph 1 of article 27 of the Company's Bylaws.

Chair: Manoel Felix Cintra Neto, Chairman. Secretary: Noenio Dantaslé Spinola.

Agenda: (1) Provide an opinion on the management report and accounts, and the financial statements for the fiscal year ended on December 31, 2007; (2) approve the proposition for the allocation of the net profits relative to the fiscal year ended on December 31, 2007; (3) approve the call for the Company's Annual Shareholders' Meeting.

Resolutions: After review and discussion of the items included in the agenda, the members of the Board of Directors (1) provided a favorable opinion on the management report and accounts, and the financial statements for the fiscal year ended on December 31, 2007, and decided to submit them to the Annual Shareholders' Meeting for approval; (2) approved the proposition for the allocation of the net profits relative to

the fiscal year ended on December 31, 2007, as already included in the financial statements referred to in the previous item; (3) approved the call for the Company's Annual Shareholders' Meeting, under the provisions of article 12, paragraph 3, of the Company's Bylaws, to be held at 11:00 a.m. on March 28, 2008 (Brasília time). The documents approved in relation to these resolutions are filed at the Company's registered office and shall be forwarded to the Comissão de Valores Mobiliários (CVM) and the Bolsa de Valores de São Paulo (BOVESPA), under the terms of the law.

Adjournment: There being no further business to come before the Board at this time, the meeting, the proceedings of which were entered into these summary minutes, which were read, approved and signed by all the attending members as well as the Secretary, was adjourned.

Undersigned: Manoel Felix Cintra Neto, Renato Diniz Junqueira, Júlio de Siqueira Araújo, Luiz Fernando Figueiredo, Gustavo Henrique de Barroso Franco, Roberto Rodrigues, Luiz Gonzaga de Mello Belluzzo, René Marc Kern, Craig Steven Donohue, Marcelo Fernandez Trindade, and Noenio Dantaslé Spinola, Secretary.

São Paulo, February 26, 2008.

This English translation is offered only for the convenience of English language readers and is not legally binding.

RECEIVED
2008 APR 30 A 8:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BOLSA DE MERCADORIAS & FUTUROS-BM&F SA

Publicly-held Company

Company's Registry ID (NIRE) No. 35300343565
Corporate Taxpayers' ID (CNPJ) No. 08936812/0001-55

Minutes of the Board of Directors Special Meeting held on February 19, 2008

Date, time and place: The meeting was held on February 19, 2008, at 5:30 p.m. (Brasília time), by telephone conference, pursuant to paragraph 2 of article 27 of the Company's Bylaws.

Call: The meeting was called pursuant to paragraph 1 of article 27 of the Company's Bylaws.

Quorum and attendance: All of the members of the Company's Board of Directors.

Chair: Manoel Felix Cintra Neto, Chairman.

Agenda: Resolve on the publication of a Material Fact addressing discussions between Bolsa de Mercadorias & Futuros-BM&F SA and Bolsa de Valores de São Paulo (BOVESPA) about the combination of their operations.

Resolutions: After review and discussion of the item included in the agenda, the members of the Board of Directors unanimously approved publication of a joint Material Fact, in order to announce to the market that the two companies have initiated discussions on the potential combination of their operations.

Adjournment: There being no further business to come before the Board at this time, the special meeting, the proceedings of which were entered into these summary minutes, which were read, approved and signed by all the attending members as well as the Secretary, was adjourned.

Undersigned: Manoel Felix Cintra Neto, Renato Diniz Junqueira, Júlio de Siqueira Araújo, René Marc Kern, Gustavo Henrique de

Barroso Franco, Luiz Fernando Figueiredo, Luiz Gonzaga de Mello Belluzzo, Roberto Quiroga Mosquera, and Roberto Rodrigues.

São Paulo, February 19, 2008.

This is a true copy of the original minutes recorded in the meetings' minute book.

Edemir Pinto
Chief Executive Officer

This English translation is offered only for the convenience of English language readers and is not legally binding.

BOLSA DE MERCADORIAS & FUTUROS-BM&F S.A.

Publicly-held Company

Company's Registry ID (NIRE) No. 35300343565
Corporate Taxpayers' ID (CNPJ) No. 08936812/0001-55

Minutes of the Board of Directors Meeting held on January 22, 2008

Date, time and place: The meeting was held on January 22, 2008, at 5:00 p.m. (Brasília time), at the Company's headquarters, in the City of São Paulo, State of São Paulo, Brazil, at Praça Antonio Prado 48.

Call: The meeting was called pursuant to paragraph 1 of article 27 of the Company's Bylaws.

Attendance: Messrs. Manoel Felix Cintra Neto, Renato Diniz Junqueira, Júlio de Siqueira Araújo, Gustavo Henrique de Barroso Franco, Luiz Fernando Figueiredo, and Roberto Rodrigues. Justified absences: Luiz Gonzaga de Mello Belluzzo, René M. Kern, and Roberto Quiroga Mosquera.

Chair: Manoel Felix Cintra Neto, Chairman. Secretary: Noenio Dantaslé Spinola.

Agenda: (1) Approve the execution of an operational, commercial and cross investment agreement, and of all related documents, by and between the Company and the CME Group Inc.; (2) review, approve and recommend to the Special Shareholders' Meeting approval of the Merger Protocol and Justification ("Protocol") for the merger of CMEG Brazil 2 Participações Ltda., a limited liability company with headquarters in the City of São Paulo, State of São Paulo, Brazil, at Rua Peixoto Gomide, 59, Jardim Paulista, enrolled with the CNPJ/MF under No. 09285747/0001-08 ("CMEG2") into the Company; (3) review, approve and recommend to the Special Shareholders' Meeting ratification of the appointment of KPMG Auditores Independentes, a company enrolled with the CNPJ/MF under No. 57755217/0001-29 and with the Regional Accounting Council (CRC) under No. 2SP014428/O-6, with registered office in the

City of São Paulo, State of São Paulo, Brazil, at Rua Dr. Renato Paes de Barros, 33 ("KPMG"), for the appraisal of the book value of CMEG2's net worth and preparation of the relevant appraisal report ("Appraisal Report"); (4) review, approve and recommend to the Special Shareholders' Meeting approval of the Appraisal Report referred to in item 3 above; (5) review, approve and recommend to the Special Shareholders' Meeting approval of CMEG2's total net worth to be absorbed by the Company ("Merger of CMEG2"), pursuant to the terms and conditions defined in the Protocol, resulting in an increase in the Company's capital stock and in the extinction of CMEG2; (6) review and recommend to the Special Shareholders' Meeting approval of the amendment to the Company's Bylaws, in order to adapt them to the provisions of CVM Instruction No. 461/2007, as well as implement other adjustments, pursuant to the draft submitted to this meeting; (7) approve the call of a Special Shareholders' Meeting to resolve on items 2 through 6 above and also to elect two new members to the Board of Directors; (8) authorize publication of a material fact relating to items 2 through 5 above, pursuant to the provisions of CVM Instructions 319/1999 and 358/2002; (9) review and approve the investment policy of the Company's cash funds; (10) review and approve the Company's dividend policy; and (11) review and approve the rules and conditions for the access of the brokerage firms to be appointed by BOVESPA to trade on the equity index markets.

Resolutions: After review and discussion of the items included in the agenda, the members of the Board of Directors (1) approved the execution of an operational, commercial and cross investment agreement, and of all related documents, by and between the Company and the CME Group Inc.; (2) approved the Protocol; (3) recommended to the Special Shareholders' Meeting ratification of the appointment of KPMG for the appraisal of CMEG2's net worth, by its book value, and preparation of the Appraisal Report; (4) approved the Appraisal Report, as well as the amounts included therein; (5) approved the execution of the Protocol by the Executive Board and recommended the Merger of CMEG2 to a Special Shareholders' Meeting for approval; (6) recommended to the Shareholders' Meeting approval of the amendment to the Company's Bylaws, in order to adapt them to the provisions of CVM Instruction No. 461/2007, as well as the

implementation of other adjustments, pursuant to the draft submitted to this meeting; (7) approved the call of a Special Shareholders' Meeting, to be held on February 26, 2008, to resolve on items 2 through 6 above, and also to elect two new members to the Board of Directors; (8) authorized publication of a material fact about the Merger of CMEG2, pursuant to the terms of the Protocol, in order to meet the provisions of CVM Instructions 319/1999 and 358/2002; (9) approved the investment policy of the Company's cash funds; (10) approved the Company's dividend policy; and (11) approved the rules and conditions for the access of brokerage firms, which shall be characterized as holding limited trading rights, to be appointed by BOVESPA to trade on the equity index markets. The documents approved in relation to these resolutions are filed at the Company's registered office.

Adjournment: There being no further business to come before the Board at this time, the meeting, the proceedings of which were entered into these summary minutes, which were read, approved and signed by all the attending members as well as the Secretary, was adjourned.

Subscribers: Manoel Felix Cintra Neto, Chairman; Noenio Dantaslé Spinola, Secretary. **Board members**: Manoel Felix Cintra Neto, Renato Diniz Junqueira, Júlio de Siqueira Araújo, Gustavo Henrique de Barroso Franco, Luiz Fernando Figueiredo, and Roberto Rodrigues.

São Paulo, January 22, 2008.

This is a true copy of the original minutes recorded in the meetings' minute book.

____

Edemir Pinto
Chief Executive Officer

This English translation is offered only for the convenience of English language readers and is not legally binding.

BOLSA DE MERCADORIAS & FUTUROS-BM&F S.A.

Publicly-held Company

Company's Registry ID (NIRE) No. 35300343565
Corporate Taxpayers' ID (CNPJ) No. 08936812/001-55

Minutes of the Board of Directors Meeting
held on December 28, 2007

Date, time and place: The meeting was held on December 28, 2007, at 6:30 p.m. (local time), by telephone conference, pursuant to paragraph 2 of article 27 of the Company's Bylaws.

Call: The meeting was called pursuant to paragraph 1 of the Company's Bylaws.

Quorum and attendance: All of the members of the Company's Board of Directors.

Chair: Mr. Manoel Felix Cintra Netc, Chairman.

Agenda: Payment of interest on shareholders' equity for the year 2007.

Resolutions: After review and discussion, as per article 29, item XXIX, of the Company's Bylaws, interest on shareholders' equity, in the total amount of R$15,010,169.13 (fifteen million, ten thousand, one hundred and sixty-nine reais and thirteen cents), equivalent to R$0.0165 per share on the account of the mandatory dividends under the law, shall be payable to the shareholders; this payment shall be made as of January 15, 2008, and it shall be based on the shareholder position on December 31, 2007; and the shares shall be traded without right to this payment of interest on equity as of January 2, 2008.

Adjournment: There being no further business to come before the Board at this time, the Special Meeting of the BM&F SA Board of Directors, whose proceedings I, Noenio Dantaslé Spinola, Secretary of the Board of Directors, have entered in

these minutes, which were signed by all the attending members, was adjourned. **Chair**: Manoel Felix Cintra Neto, Chairman. **Board Members**: Manoel Felix Cintra Neto, Renato Diniz Junqueira, Júlio de Siqueira Araújo, René Marc Kern, Gustavo Henrique de Barroso Franco, Luiz Fernando Figueiredo, Luiz Gonzaga de Mello Belluzzo, Roberto Quiroga Mosquera, and Roberto Rodrigues. I hereby certify that this is a true copy of the original minutes recorded in the meetings' minute book.

This English translation is offered only for the convenience of English language readers and is not legally binding.

RECEIVED
2008 APR 30 A 8:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BOLSA DE MERCADORIAS & FUTUROS-BM&F S.A.

Publicly-held Company

Company's Registry ID (NIRE) No. 35300343565
Corporate Taxpayers' ID (CNPJ) No. 08936812/001-55

Minutes of the Board of Directors Meeting held on December 18, 2007

Date, time and place: The meeting was held on December 18, at 3:00 p.m. (local time), at the Company's headquarters, in the city of São Paulo, state of São Paulo, at Praça Antonio Prado 48.

Call: The meeting was called pursuant to paragraph 1 of article 27 of the Company's Bylaws.

Quorum and attendance: All of the members of the Company's Board of Directors, except for Mr. Luiz Fernando Figueiredo.

Chair: Mr. Manoel Felix Cintra Neto, Chairman.

Agenda: Increase in capital stock, within the limit of the authorized capital, pursuant to article 6 of the Company's Bylaws, by exercise of call options granted under the Stock Option Plan based on the Company's shares approved in the Special Shareholders' Meeting held on September 20, 2007 ("Plan").

Resolutions: After review and discussion, the increase in the Company's capital stock was approved, by unanimous vote, within the limit of the authorized capital, pursuant to article 6 of the Company's Bylaws, by exercise of call options granted under the Plan, in the total amount of seven million, eight hundred and twenty-nine thousand, nine hundred and twenty-eight Brazilian reais (R$7,829,928.00) upon issuance of seven million, eight hundred and twenty-nine thousand, nine hundred and twenty-eight (7,829,928) new common shares, with no par value, and, as a result thereof, the Company's capital stock shall increase from nine hundred and one million, eight hundred and seventy-seven thousand, two hundred and ninety-two Brazilian reais (R$901,877,292.00) to nine hundred and nine million, seven hundred and seven million, two hundred and twenty Brazilian reais (R$909,707,220.00), divided into nine hundred and nine million, seven hundred and seven million, two hundred

and twenty (909,707,220) common shares, with no par value, at the issuance price of one Brazilian real (R$1.00) each. The new shares were fully subscribed on the date hereof by the grantees that exercised their options under the Plan, and they shall be paid up as follows: three million, five hundred and fifty-four thousand, eighty-two (3,554,082) shares immediately in cash, in Brazilian currency, and four million, two hundred and seventy-five thousand, eight hundred and forty-six (4,275,846) shares until December 31, 2008, in Brazilian currency, as per the list of grantees/subscription list which, after being duly signed, shall be filed at the Company's headquarters. The shares issued hereunder shall entitle their holders, as of the issue thereof, to the same rights granted to the Company's common shares, as provided by law and in the Company's Bylaws, thus entitling them to receive full dividends to be distributed according to the Company's results. The Company's Executive Board is hereby authorized to perform any and all acts and execute any and all documentation required for performance of the resolutions adopted herein. In view of the resolutions above, the wording of article 5 of Company's Bylaws has been adjusted in the following terms, in order to reflect the new amount of the Company's capital stock, thus remaining unchanged article 6: "*Article 5. The subscribed and paid-in capital stock is nine hundred and nine million, seven hundred and seven thousand, two hundred and twenty Brazilian reais (R$909,707,220.00), divided into nine hundred and nine million, seven hundred and seven thousand, two hundred and twenty (909,707,220) common shares without par value. Sole paragraph. The capital stock shall at all times be exclusively divided into common shares. The issuance of preferred stock is not permitted.*"

Adjournment: There being no further business to come before the Board at this time, the Special Meeting of the BM&F SA Board of Directors, whose proceedings I, Noenio Dantaslé Spinola, Secretary of the Board of Directors, have entered in these minutes, which were signed by all the attending members, was adjourned. **Chair**: Manoel Felix Cintra Neto, Chairman. **Board Members**: Manoel Felix Cintra Neto, Renato Diniz Junqueira, Júlio de Siqueira Araújo, René Marc Kern, Gustavo Henrique de Barroso Franco, Luiz Gonzaga de Mello Belluzo, Roberto Quiroga Mosquera, and Roberto Rodrigues. I hereby certify that this is a true copy of the original minutes recorded in the meetings' minute book.

This English translation is offered only for the convenience of English language readers and is not legally binding.

RECEIVED
2008 APR 30 A 8:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BOLSA DE MERCADORIAS & FUTUROS-BM&F S.A.

CORPORATE TAXPAYERS' ID (CNPJ) No. 08.936.812/0001-55 - COMPANY'S REGISTRY ID (NIRE) No. 35.300.343.565

CERTIFICATE OF THE MINUTES OF THE 1ST BOARD OF DIRECTORS REGULAR MEETING HELD ON OCTOBER 2ND, 2007

Date and Place: The meeting was held on October 2nd, 2007, at the Corporation's registered office. **Attendance:** The following members of the Board of Directors attended the meeting: Messrs. Manoel Felix Cintra Neto, Renato Diniz Junqueira, Gustavo Henrique Barroso Franco, Julio de Siqueira Carvalho de Araújo, Luiz Gonzaga de Mello Belluzzo, Roberto Quiroga Mosquera and Roberto Rodrigues, as well as Officer Edemir Pinto. – Justified absences: Luiz Fernando Figueiredo and René M. Kern. **Chair:** Manoel Felix Cintra Neto, Chairman; and Noenio Dantaslé Spinola, Secretary. **Agenda:** 1) Election of Chairperson and Vice Chairperson of the Board of Directors; 2) Election of members to the Executive Board; 3) Creation of the Compensation Committee; 4) Election/Ratification of the existing Committees and Commissions. **Resolutions Approved by Unanimous Vote:** 1) Election of Mr. Manoel Felix Cintra Neto to the position of Chairman of the Board of Directors and of Mr. Renato Diniz Junqueira to the position of Vice Chairman, with term of office until April 2010. 2) The members of the Executive Board were elected for a term of office until April 2010, as follows: **Edemir Pinto,** holder of Identity Card RG No. 6.572.298-SSP/SP and enrolled with the Individual Taxpayers' Registry of the Ministry of Finance under CPF/MF No. 614.304.988-20, to the position of Chief Executive Officer; **Ailton Coentro Filho**, holder of Identity Card RG No. 02187516-6-IFP/RJ and enrolled with the Individual Taxpayers' Registry of the Ministry of Finance under CPF/MF No. 204.124.287-68, to the position of Chief Market Development Officer; **Cícero Augusto Vieira Neto**, holder of Identity Card RG No. 14.189.028-9-SSP/SP and enrolled with the Individual Taxpayers' Registry of the Ministry of Finance under CPF/MF No. 128.501.208-98, to the position of Chief Clearinghouse Officer and Derivatives Clearinghouse Officer; **Marco Aurélio Teixeira**, holder of Identity Card RG No. 09.081.141-5-IFP/RJ and enrolled with the Individual Taxpayers' Registry of the Ministry of Finance under CPF/MF No. 182.736.296-00, to the position of Chief Financial Officer, who also assumes the position of Finance Officer; **Renato Mercadante Mortari**, holder of Identity Card RG No. 12.868.963-8-SSP/SP and enrolled with the Individual Taxpayers' Registry of the Ministry of Finance under CPF/MF No. 015.804.238-76, to the position of Chief Corporate Officer; **Alcides De Francisco Ferreira,** holder of Identity Card RG No. 14.946.717 SSP-SP and enrolled with the Individual Taxpayers' Registry of the Ministry of Finance under CPF/MF No. 077.321.458-52, to the position of Communications and Media Relations Officer; **Antonio Carlos Figueiredo Pinto,** holder of Identity Card RG No. 02976239-0 SSP/RJ and enrolled with the Individual Taxpayers' Registry of the Ministry of Finance under CPF/MF No. 332.013.407-82, to the position of BM&F

Institute of Education Officer; **Álvaro Affonso Mendonça,** holder of Identity Card RG No. 376.211 DF and enrolled with the Individual Taxpayers' Registry of the Ministry of Finance under CPF/MF No. 185.956.931-53, to the position of Financial and Environmental Products Officer; **Carlos Eduardo Sampaio Lofrano,** holder of Identity Card RG No. 154.127 SSP/DF and enrolled with the Individual Taxpayers' Registry of the Ministry of Finance under CPF/MF No. 066.267.421-91, to the position of BM&F Settlement Bank Officer; **Henrique de Rezende Vergara**, holder of Identity Card RG No. 07.176.241-3-IFP/RJ and enrolled with the Individual Taxpayers' Registry of the Ministry of Finance under CPF/MF No. 016.734.217-76, to the position of General Counsel; **Isney Manoel Rodrigues**, holder of Identity Card RG No. 219.604-SSP/GO and enrolled with the Individual Taxpayers' Registry of the Ministry of Finance under CPF/MF No. 100.831.971-68, to the position of Foreign Exchange Clearinghouse Officer; **Ivan Wedekin,** holder of Identity Card RG No. 5.467.470-SSP/SP and enrolled with the Individual Taxpayers' Registry of the Ministry of Finance under CPF/MF No. 736.816.608-91, to the position of Agribusiness and Energy Products Officer; **José Antônio Eirado Neto**, holder of Identity Card RG No. 207.258 SSP/DF and enrolled with the Individual Taxpayers' Registry of the Ministry of Finance under CPF/MF No. 099.260.621-72, to the position of Information Technology Officer; **José Carlos Branco,** holder of Identity Card RG No 5.282.424-SSP/SP and enrolled with the Individual Taxpayers' Registry of the Ministry of Finance under CPF/MF No. 456.810.588-91, to the position of Trading Officer; **José David Martins Jr**., holder of Identity Card RG No. 18.114.584-SSP/SP and enrolled with the Individual Taxpayers' Registry of the Ministry of Finance under CPF/MF No. 079.358.028-58, to the position of Administrative Officer; **Luis Antônio Barron Guerra Vicente**, holder of Identity Card RG No. 07709623-8 SSP/RJ and enrolled with the Individual Taxpayers' Registry of the Ministry of Finance under CPF/MF No. 975138577-68, to the position of Risk Management Systems Officer; **Luis Gustavo da Matta Machado**, holder of Identity Card RG No. 313.759-SSP/DF and enrolled with the Individual Taxpayers' Registry of the Ministry of Finance under CPF/MF No. 116.831.201-91, to the position of Securities Clearinghouse Officer, **Marcos José Rodrigues Torres,** holder of Identity Card RG No. 2.061.856, SSP-DF and enrolled with the Individual Taxpayers' Registry of the Ministry of Finance under CPF/MF No. 168.206.222-87, to the position of Audit Officer; **Nestor Lourenço de Camargo**, holder of Identity Card RG No. 5.238.409-3 SSP/SP and enrolled with the Individual Taxpayers' Registry of the Ministry of Finance under CPF/MF No. 450.183.168-53, to the position of Human Resources Officer; **Otavio Yazbek**, holder of Identity Card RG No. 25.188.557-4-SSP/SP and enrolled with the Individual Taxpayers' Registry of the Ministry of Finance under CPF/MF No. 163.749.928-06, to the position of Regulatory Officer; **Verdi Rosa Monteiro**, holder of Identity Card RG No. 06284263-8 IFP-RJ and enrolled with the Individual Taxpayers' Registry of the Ministry of Finance under CPF/MF No. 763.098.787-00, to the position of Business and Market Development Officer. 3) Pursuant to the

provisions of Article 20 of the Bylaws of BM&F S.A., the Board of Directors created the Nomination and Compensation Committee, which, based on the aggregate compensation determined in the Shareholders' Meeting held on September 20, 2007, shall define the criteria for compensation of the management and of the members of the Self-Regulation Board, and which is formed by the Chairman Manoel Felix Cintra Neto, Chief Executive Officer Edemir Pinto, and members of the Board of Directors Luiz Fernando Figueiredo, Julio de Siqueira Carvalho de Araújo, Gustavo Henrique Barroso Franco, Renato Diniz Junqueira and Roberto Quiroga Mosquera. 4) Ratification of the following existing Committees and Commissions: Audit Committee, Regulatory Committee, Ethics Committee, approval of the names of the Consulting Committees, pursuant to the documentation submitted by the Chief Executive Officer and named "BM&F Boards, Commissions, Work Groups and Committees – Year 2007". **Adjournment:** There being no further business to come before the Board at this time, the regular meeting, the proceedings of which were entered into these minutes, which were read, approved and signed by all the attending members, was adjourned. Sgd. Manoel Felix Cintra Neto, Renato Diniz Junqueira, Gustavo Henrique Barroso Franco, Julio de Siqueira Carvalho de Araújo, Luiz Gonzaga de Mello Belluzzo, Roberto Quiroga Mosquera, Roberto Rodrigues, Edemir Pinto. São Paulo, October 2, 2007. Registered at the Commercial Registry of the State of São Paulo – JUCESP under No. 382.778/07-8, on October 16, 2007. Cristiane da Silva F. Correa–Secretary.

BM&F
BRASIL

Bolsa de Mercadorias & Futuros
ABERTA PARA O MUNDO

Notice to Shareholders
3/28/2008

www.bmf.com.br



Payment of Dividends

BOLSA DE MERCADORIAS & FUTUROS-BM&F SA (BOVESPA: BMEF3) hereby informs its shareholders that the Annual Shareholders' Meeting held on March 28, 2008, decided to declare dividends in the total amount of R$3,695,799.26, corresponding to R$0.003656362 per share. The corresponding payment shall be based on the shareholders' position on March 28, 2008, and effected on April 15, 2008. As of March 31, 2008, the Company's shares shall trade without right to this dividend (i.e. ex-DIVIDEND).

São Paulo, March 28, 2008

Cordially,

João Lauro Pires Vieira do Amaral
Investor Relations Officer

For further information please contact

Investor Relations
Phone: 55 11 3119-2543
E-mail: ri@bmf.com.br/ir@bmf.com.br
Website: www.bmf.com.br/ir

BOVESPA
HOLDING

BM&F
BRASIL
Bolsa de Mercadorias & Futuros

BM&F and Bovespa Holding to integrate their activities

Creates world's third largest exchange and a leading Latin American player

MARCH 26, 2008 (SÃO PAULO) – The Bovespa Holding S.A. ("Bovespa Holding") and The Brazilian Mercantile & Futures Exchange S.A. ("BM&F") today announced that they have agreed to integrate their activities to create one of the world's leading fully-integrated, multi-asset class, exchange groups (the "New Exchange"). The New Exchange will bring together two highly efficient and complementary businesses, coupling the strengths of BOVESPA Holding in cash equities and equity derivatives with those of BM&F in financial and commodity futures, spot market FX and securities trading.

Conditions to closing

The transaction is subject to definitive documentation, approval at the general shareholders meetings of both companies and regulatory approvals.

Capital Structure and Governance of the New Exchange

The shareholders of BM&F and Bovespa Holding will receive common shares of the New Exchange in the proportion of 50% for each company. In addition, the shareholders of Bovespa Holding will receive a payment of R$ 1,715 for each share they have.

The Board of Directors of the New Exchange will be formed by an equal number of representatives of the current Board of Directors of Bovespa Holding and BM&F, and the majority of the members of the new Board of Directors will be independent members.

The boards have also agreed to form a Transition Committee composed of the two chairmen and two CEO's that will be in place through December 31st, 2008.

The Transition Committee will recommend the new CEO and Chairman to the Board of Directors of the New Exchange in no more than 60 days following the approval of the transaction by each company's general shareholders meeting.

Until the appointment of the new CEO and Chairman, the Board of Directors of the New Exchange will have as co-Chairmen the current Chairman of each BM&F and Bovespa

Holding and the two main executive officers of BM&F and Bovespa Holding will serve as co-CEO's of the New Exchange.

The boards of both companies authorized management to begin preparing definitive documents after which meetings of the Board of Directors and of the shareholders of each company will be called to vote the transaction.

Advisors

Credit Suisse for Bovespa Holding and Rothschild for BM&F are acting as financial advisors. Barbosa, Mussnich e Aragão for Bovespa Holding and Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga and Carvalhosa e Eizirik for BM&F are acting as legal advisors in this transaction.

BOVESPA HOLDING

BM&F BRASIL

Bolsa de Mercadorias & Futuros

RECEIVED

2008 APR 30 A 8:4!

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Material Fact

BOVESPA HOLDING S.A.	BOLSA DE MERCADORIAS & FUTUROS-BM&F S.A.
(Incorporated in the Federative Republic of Brazil)	*(Incorporated in the Federative Republic of Brazil)*
Commercial Registry Enrollment (NIRE) No. 35.300.339.576	Commercial Registry Enrollment (NIRE) No. 35.300.343.565
Brazilian Federal Taxpayer CNPJ No.08.695.953/0001/23	Brazilian Federal Taxpayer CNPJ No. 08.936.812/0001-55

MATERIAL FACT

Further to the notice of Material Fact dated February 19, 2008, **BOVESPA HOLDING S.A.** (BOVH3) and **BOLSA DE MERCADORIAS & FUTUROS-BM&F S.A.** (BMEF3), hereby announce to shareholders and the market that, pursuant to decisions taken at meetings held on March 25, 2008, each of their Boards of Directors will submit to shareholders a proposal contemplating an integration of the activities of the two companies, which will be implemented according to a restructuring plan that would first require the organization of a new company, provisionally referred to as Nova Bolsa (New Exchange).

Under the proposed restructuring plan, New Exchange will be a public company, registered as such with the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários*), or CVM, whose shares will be listed to trade on the *Novo Mercado*. Upon approval of the transactions related to the restructuring plan, New Exchange will issue common shares to be allocated to the shareholders of BM&F and of Bovespa Holding, on the basis of 50% for each company. Additionally, the shareholders of Bovespa Holding will receive R$ 1.24 billion in cash.

Furthermore, as proposed, the Board of Directors of New Exchange will consist of directors appointed by BM&F and Bovespa Holding in equal number, most of whom will be independent directors.

The Boards of Directors of the two companies decided to set up a Transition Committee, which will consist of the chairmen of the boards of directors and the chief executive officers of both companies. This Committee will be in place through December 31, 2008.

The Transition Committee will appoint the new Chairperson and CEO to the Board of Directors of New Exchange within 60 days after the approval of the transaction by each company's shareholders' meetings. Until those nominations, the current chairmen of the boards of BM&F and Bovespa Holding will jointly chair the board of directors of New Exchange, whereas the two principal officers of the two companies will act as joint chief executive officers.

Bovespa Holding

BM&F BRASIL
Bolsa de Mercadorias & Futuros

Based on preliminary estimates, given the existing synergies, the combined organization resulting from the proposed restructuring plan can potentially save up to 25% of the combined operational expenses by 2010.

The Boards of Directors of the two companies have authorized their management teams to complete the reciprocal due diligence and proceed with the preparatory actions and measures required for the proposal to be submitted to the shareholders. This structure will also be submitted for approval by the CVM, the Central Bank of Brazil and the Administrative Council for Economic Defense (*Conselho Administrativo de Defesa Econômica*), or CADE.

After the definitive restructuring plan is approved by both Board of Directors a new material fact will be released in compliance with the provisions of CVM Instruction No. 319/1999, with new Board of Directors' meetings and respective Shareholders' meetings,

Further notices of Material Facts will be released to the market in respect of material developments that may take place in connection with this matter, including response from the relevant regulatory agencies and entities.

São Paulo, March 25, 2008

Gilberto Mifano
Chief Executive Officer and Investor Relations Officer of Bovespa Holding S.A.

Edemir Pinto
Chief Executive Officer of Bolsa de Mercadorias & Futuros-BM&F S.A.

João Lauro Pires Vieira do Amaral
Investor Relations Officer of Bolsa de Mercadorias & Futuros-BM&F S.A.

BM&F BRASIL
Bolsa de Mercadorias & Futuros
ABERTA PARA O MUNDO

Notice to Shareholders
3/25/2008

www.bmf.com.br



Payment of Interest on Equity

BOLSA DE MERCADORIAS & FUTUROS-BM&F SA (BOVESPA: BMEF3) hereby informs its shareholders that the Board of Directors, at a meeting held on March 25, 2008, decided to pay interest on shareholders' equity in the total amount of R$20,539,417.12, corresponding to R$0.020320247 per share, with effective payment in the amount of R$0.017272210 per share net of the 15% income tax rate to be withheld at source, except for legal entities that are exempt from said tax, which shall be paid based on the gross amount. It was further decided that the interest on shareholders' equity shall be attributed to the mandatory dividends and that the corresponding payment shall be based on the shareholders' position on March 28, 2008, and effected on April 15, 2008. Lastly, it was decided that, as of March 31, 2008, the Company's shares shall trade without right to this interest on equity (i.e. ex-IOE).

São Paulo, March 25, 2008

Cordially,

João Lauro Pires Vieira do Amaral
Investor Relations Officer

For further information please contact

Investor Relations
Phone.: 55 11 3119-2543
E-mail: ri@bmf.com.br/ir@bmf.com.br
Website: www.bmf.com.br/ir



Notice to Shareholders

March 18, 2008
063/2008-DG

Dear Shareholder,

1. We would like to remind you that the Annual Shareholders' Meeting of BM&F SA will be held at 11:00 a.m. on Friday, March 28, pursuant to the call notice attached herein, to review the financial statements of the fiscal year ended on December 31, 2007, and the allocation of the net income recorded in that period.

The year 2007 saw an unprecedented growth in BM&F history. The trading volume - 426.3 million contracts traded, with a daily average of 1.74 million contracts - represented an increase of 50.4% over 2006. It is also worth highlighting the following results:

- A 41.8% growth in net revenues, which reached R$550.6 million, with R$127.2 million in 4Q'07;
- A 48.7% growth in net income, totaling R$293.3 million, with R$69.1 million in 4Q'07;
- A 66% growth in EBITDA, amounting to R$292.4 million.

2. Concerning net income allocation, the meeting will examine the proposal to (i) distribute 25% of the year's net income, which totaled R$16,449 thousand and which, after deducting the interest on shareholders' equity paid on January 15, 2008, in the amount of R$12,754 thousand, results in R$3,695 thousand to be paid as dividends; (ii) form a legal reserve in the amount of R$3,453 thousand; and (iii) form the Guarantee Reserve for Trade Settlement, in the amount of R$47,092 thousand.

As a consequence, the dividend amount—which takes into account the 101,078,580 new shares issued as a result of the merger of CMEG Brazil 2 Participações Ltda.—will be R$0.003656 per share. Considering the amount of R$0.014025 per share paid on January 15, 2008, as interest on shareholders' equity, the total dividend amount per share is R$0.017681.

3. To attend the meeting, you have to provide evidence of ownership of shares no later than 48 hours before the meeting, that is, by 6:00 p.m. (Brasília time), Tuesday, March 25, 2008, by sending one of the following documents to the attention of the Investor Relations Office:

(i) In the case of shareholders whose shares are registered at BM&F's registrar, Banco Bradesco SA, a statement issued by this institution within the five (5) preceding days; and/or

(ii) In the case of shareholders who participate in CBLC's fungible custody, a statement issued by CBLC itself. This statement must be requested by the shareholder from its custody agent, which usually is the brokerage firm through which the shareholder operates.

4. Shareholders who are unable to attend the meeting may appoint a proxy to exercise their voting rights. In view of the importance of shareholders' participation, a draft of a power of attorney that can be used for that purpose is attached.

Please be advised that the proxy must be delegated only to a third party who is also a shareholder, an officer of the Company, a lawyer, or a financial institution. Should the choice fall on the delegation to an officer of the Company, we suggest the following officers:



- Nestor Lourenço de Camargo, Brazilian, married, an officer of the Company, Identity Card RG No. 5238409-3-SSP/SP, CPF/MF No. 450183168-53, holding office at Praça Antonio Prado, 48; or
- Edemir Pinto, Brazilian, married, an officer of the Company, ID RG No. 6572298-SSP/SP, CPF/MF No. 614304988-20, also holding office at the same address above.

May we remind you that powers of attorney must be duly executed and certified and delivered to the Company's headquarters, to the attention of the Investor Relation Office, by 6:00 p.m. (Brasília time), Friday, March 25, 2008.

Finally, both the Call Notice and the supporting documentation—as well as the power of attorney draft—are available for download from the BM&F Investor Relations Website (www.bmf.com.br/ri). Further information may be obtained directly from the Investor Relations Office at 55-11 3119-2543.

5. We would also like to provide you with a clarification about the Special Shareholders' Meeting held on February 26, 2008. That meeting approved a cross investment between BM&F and CME Group Inc. ("CME"), upon merger of CMEG Brazil 2 Participações Ltda., a company controlled by the CME Group. This cross investment is connected to the operational and commercial agreement signed by and between the two Exchanges, and represents, as already informed, an important step towards the development of our markets.

The agenda submitted to that meeting was approved by shareholders holding more than 75% of BM&F capital, therefore representing the success of the transaction. The two Exchanges have already initiated the implementation of the aforementioned agreements, particularly the so-called "order routing," through which BM&F, via CME's electronic trading platform, will be able to offer its products in more than 80 countries, thereby providing nonresident investors with an easier access to the Brazilian market. In like manner, resident investors will be provided with a broad range of products currently traded at the CME platform.

The Special Meeting also (i) elected two new members to the Board of Directors (Marcelo Fernandez Trindade, former Chairman of CVM, and Craig S. Donohue, CEO of the CME Group); and (ii) approved amendments to BM&F's Bylaws, in order to adapt them to the provisions of CVM Instruction No. 461.

Sincerely yours,

Edemir Pinto
Chief Executive Officer

For further information please contact

Investor Relations
Tel.: (11) 3119-2543
E-mail: ri@bmf.com.br/ir@bmf.com.br
Site: www.bmf.com.br/ri

PROCURAÇÃO	POWER OF ATTORNEY
Por meio deste instrumento ____________ ____________ ("Outorgante"), inscrito no CPF/CNPJ sob o n. ____________, residente e domiciliado/com sede em ____________ ____________ (endereço completo), nomeia e constitui como seu procurador o Sr. ____________(nacionalidade), detentor da Carteira de Identidade n. ____________, inscrito no CPF sob o n. ____________, residente e domiciliado na ____________ ____________ (endereço completo), pare representá-lo, na qualidade de acionista da **Bolsa de Mercadorias & Futuros-BM&F S.A.**, na Assembléia Geral Ordinária a ser realizada em 28/03/2008, ou em segunda convocação, podendo examinar, discutir e votar, em nome do Outorgante, nas seguintes matérias:	By means of this Power of Attorney, ____________ ("Grantor") enrolled with the Individual/Corporate Taxpayer Register of the Brazilian Ministry of Finance (CPF/CNPJ MF) under No.____________, resident and domiciled/headquartered at ____________ ____________ [complete address], has made, constituted and appointed ____________ [name], ____________ [nationality], holder of Identity Card No. ____________, enrolled with the Individual Taxpayer Register (CPF MF) under No. ____________, resident and domiciled at ____________ [complete address], as the Grantor's representative, in the Grantor's capacity as a shareholder of **Bolsa de Mercadorias & Futuros-BM&F S.A.** ("Company"), at the Annual Shareholders' Meeting to be held on March 28, 2008, on first or second call, in order to examine, discuss and vote on behalf of the Grantor on the following Agenda:

Item 1 da Ordem do Dia	**Item 1**
Tomada de contas dos administradores e exame, discussão e votação das demonstrações financeiras, do parecer dos auditores independentes e dos demais documentos referentes ao exercício social encerrado em 31 de dezembro de 2007.	Review management accounts and examine, discuss and vote on the financial statements, independent auditors' report, and further documents related to the fiscal year ended on December 31, 2007.
A favor ( ) Contra ( ) Abstenção ( )	**In favor ( ) Against ( ) Abstention ( )**

Item 2 da Ordem do Dia	**Item 2**
Deliberação, de acordo com a proposta da administração, sobre a destinação do lucro líquido do exercício encerrado em 31 de dezembro de 2007 e distribuição de dividendos.	Resolve on the management proposal for the allocation of the net profits related to the fiscal year ended on December 31, 2007, and distribution of dividends.
A favor ( ) Contra ( ) Abstenção ( )	**In favor ( ) Against ( ) Abstention ( )**

O presente instrumento será válido para a Assembléia Geral Ordinária acima referida, em primeira ou segunda convocação, com prazo máximo de validade de 90 (noventa) dias.	This Power of Attorney shall be valid for the aforementioned Annual Shareholders' Meeting, on either first or second call, within ninety (90) days.

(Cidade), (dia) de (mês) de 2008/(Month), (date) 2008

____

Outorgante/Grantor
Cargo/Title

BM&F BRASIL

Bolsa de Mercadorias & Futuros

ABERTA PARA O MUNDO

Notice to the Market
02/28/2008

www.bmf.com.br



Clarification about published news story

Dear Sir or Madam,

BOVESPA's Listed Company Surveillance Department, through Letter GAE/SAE 327/'08, has inquired the Bolsa de Mercadorias & Futuros-BM&F SA (BOVESPA: BMEF3) about an article published in *O Estado de S. Paulo* newspaper, dated February 28, 2008, under the headline "Fusão das bolsas pode ser antecipada" ["Integration of exchanges could happen sooner than expected,"] regarding statements attributed to the Chief Executive Officer during a conference call held with analysts and investors about its 4Q2007 results.

The statements by the company's CEO occurred within the context of the above mentioned conference call, in order to confirm the announcement made in the Material Fact jointly published with BOVESPA HOLDING SA on February 20, 2008, whereby a potential agreement between the two companies with the purpose of integrating their activities could be completed within sixty (60) days, during which time both companies agreed to hold discussions on an exclusive basis.

Furthermore, BM&F SA emphasizes that, under the terms of said Material Fact, there is no guarantee whatsoever that any agreement will be reached in these discussions.

Cordially,

João Lauro Pires Vieira do Amaral
Investor Relations Officer

For further information please contact:

Investor Relations
Phone: 55 11 3119-2543
E-mail: ri@bmf.com.br/ir@bmf.com.br
Website: www.bmf.com.br/ir

BM&F BRASIL

Bolsa de Mercadorias & Futuros

ABERTA PARA O MUNDO

Notice to the Market
02/27/2008

www.bmf.com.br



Clarification about CVM/BOVESPA inquiries

Dear Sir or Madam,

On February 27, 2007, Bolsa de Mercadorias & Futuros-BM&F SA (BOVESPA: BMEF3) was inquired by BOVESPA's Listed Company Surveillance Department, through Letter GAE/SAE 317/'08, as follows:

"In consideration of the financial statements and the call notice for the Annual Shareholders' Meeting to be held on March 28, 2008, and in order to provide the market with further clarification, we hereby ask you to send us the entire content of the management proposition to be submitted to said meeting."

The company hereby clarifies that the proposition for the allocation of the results of the fiscal year ended on December 31, 2007, as approved by the Board of Directors to be submitted to the Annual Shareholders' Meeting on March 28, 2008, is described in item (c) of note 12 accompanying the financial statements published in the *Valor Econômico* newspaper on February 27, 2008, which we transcribe below:

"(c) Allocation of the period's net profits
The proposition for the allocation of BM&F SA's net profits is composed as follows: formation of the legal reserve in the amount of R$ 3,453; interest on shareholders' equity of R$ 15,010; dividend provision of R$ 3,695; and bylaws reserve for the Guarantee Reserve for Trade Settlement (notes 12, item (e), and 15) in the amount of R$ 47,092."

We avail ourselves of the opportunity to clarify that the Special Shareholders' Meeting held on February 26, 2008, approved the merger of CMEG Brazil 2 Participações Ltda., under the terms of the Material Fact published on January 23, 2008, and item (c) of note 23 accompanying the financial statements ("Subsequent Events"). This transaction originated a capital increase in the company, which was totally subscribed by CMEG Brazil 1 Participações Ltda., CME Group Inc.'s subsidiary in Brazil and sole partner of CMEG2.

As a consequence, the R$ 0.004062625 dividend per share disclosed in the Statements of Changes in Shareholders' Equity has become R$ 0.003656362 per share.

Cordially,

João Lauro Pires Vieira do Amaral
Investor Relations Officer

For further information please contact:

Investor Relations
Phone: 55 11 3119-2543
E-mail: ri@bmf.com.br/ir@bmf.com.br
Website: www.bmf.com.br/ir

BM&F BRASIL

Bolsa de Mercadorias & Futuros

ABERTA PARA O MUNDO

Notice to the Market
02/27/2008

www.bmf.com.br



Publication of the Press Conference Material related to the 2007 Earnings Release and Commercial Agreement between BM&F and CME

To whom it may concern,

BOLSA DE MERCADORIAS & FUTUROS-BM&F SA (BOVESPA: BMEF3) informs that the contents of the press conferences held on 02/27/2008 regarding the earnings releases of 2007 as well as the commercial agreement between BM&F and CME are available at its Investors Relations website (www.bmf.com.br/ir), together with the presentation used in these opportunities.

São Paulo, February 27, 2008

Cordially,

João Lauro Pires Vieira do Amaral
Investor Relations Officer

For further information please contact

Investor Relations
Tel.: (11) 3119-2543
E-mail: ri@bmf.com.br/ir@bmf.com.br

BRASIL

Brazilian Mercantile & Futures Exchange

CME Group

A CME/Chicago Board of Trade Company

BM&F: SPECIAL SHAREHOLDERS' MEETING APPROVES AGREEMENT WITH CME GROUP

Craig Donohue, CME Group's CEO, and Marcelo Trindade, former CVM chairman, become members of the BM&F SA Board of Directors
(below see links for high resolution images)

São Paulo, February 26, 2008 - The partnership agreement signed between the Bolsa de Mercadorias & Futuros - BM&F SA (BM&F) and CME Group Inc., controlling shareholder of the Chicago Mercantile Exchange and the Chicago Board of Trade, was approved today at a Special Shareholders' Meeting held at the BM&F headquarters. As a result, BM&F now holds a 2.18% stake in CME Group - becoming its seventh largest shareholder - and CME Group now holds a 10% stake in BM&F.

The Special Shareholders' Meeting has elected two new directors: Mr. Craig Donohue, CME Group's Chief Executive Officer, as a representative of the new shareholder, and Mr. Marcelo Trindade, former chairman of the Brazilian Securities and Exchange Commission (CVM), as an independent member. The number of BM&F Board members has been increased from 9 to 11.

The Special Shareholders' Meeting also approved amendments to certain articles of the company's Bylaws, which are related to the self-regulatory activities (CVM Rule 461).

As a result of the unanimous approval of the agreement and of the cross investment, BM&F's capital stock value referred to in the relevant Bylaws article has now been increased to BRL1,010,785,800.00, divided into 1,010,785,800 common shares.

The Meeting had an attendance of 348 shareholders, which represented more than 75% of the capital stock.

For further information, please consult our Web site: http://www.bmf.com.br/ri/

CME Group (www.cmegroup.com) is the world's largest and most diverse exchange. Formed by the 2007 merger of the Chicago Mercantile Exchange (CME) and the Chicago Board of Trade (CBOT), CME Group serves the risk management needs of customers around the globe. As an international marketplace, CME Group brings buyers and sellers together on the CME Globex electronic trading platform and on its trading floors. CME Group offers the widest range of benchmark products available across all major asset classes, including futures and options based on interest rates, equity indexes, foreign exchange, agricultural commodities, and alternative investment products such as weather and real estate. CME Group is traded on the New York Stock Exchange and NASDAQ under the symbol "CME."

Brazilian Mercantile & Futures Exchange-BM&F SA (www.bmf.com.br) is the fourth largest futures exchange in the world, according to a ranking elaborated with data provided by the Futures Industry Association, and is the largest in Latin America. Through its open outcry, electronic, and internet trading systems, BM&F trades derivatives contracts based on interest rates, exchange rates, stock indexes, and agricultural commodities, as well as environmental products. BM&F is also a marketplace for risk management through its Derivatives, Foreign Exchange, and Securities Clearinghouses.

Contacts:

BM&F Press Relations
Fatima Lopes
Press Relations Manager
fatima@bmf.com.br
Phone 5511-3119-2330
Bolsa de Mercadorias & Futuros-BM&F S.A.
Novo Mercado: BMEF3
www.bmf.com.br

CME Group Media Relations
Mary Haffenberg
Associate Director
Mary.Haffenberg@CMEGroup.com
Phone 0 11 312 656 3510
Ticker Symbol: CME
www.CMEGroup.com

For high resolution images:

PRESS IMAGES - BM&F/CME
http://www.bmf.com.br/pressimages1

BOVESPA HOLDING

BM&F BRASIL

BOVESPA HOLDING S.A.
Companhia Aberta
CNPJ/MF 08.695.953/0001-23
NIRE 35.300.339.576

BOLSA DE MERCADORIAS & FUTUROS-BM&F S.A.
Companhia Aberta
CNPJ/MF 08.936.812/0001-55
NIRE 35.300.343.565

MATERIAL FACT

BOVESPA HOLDING S.A. (BOVH3) and **BOLSA DE MERCADORIAS & FUTUROS-BM&F S.A.** (BMEF3), subject to the provisions of paragraph 4 of article 157 of Law No. 6404/1976 and of CVM Instruction 358/2002, hereby inform that:

(i) They have entered into discussions on an exclusive basis with the purpose of integrating their activities. This exclusivity shall be in effect through the coming sixty (60)-day period, during which none of the parties shall initiate any transactions with any third parties;

(ii) There is no guarantee that any agreement shall be reached from these discussions. Furthermore, neither the configuration of any joint initiative, nor the economic and financial bases of the mentioned integration have yet been defined; and

(iii) Given the preliminary stage of the discussions, the two companies have decided not to give any further information on this issue before the end of the sixty (60)-day period counting from the date of this notice, except for the occurrence of any facts or resolutions that could constitute a material fact.

São Paulo, February 19, 2008.

Gilberto Mifano
Bovespa Holding S.A.
Chief Executive Officer
and Investor Relations Officer

Edemir Pinto
BM&F S.A.
Chief Executive Officer

João Lauro Pires Vieira do Amaral
BM&F S.A.
Investor Relations Officer

Notice to Shareholders
02/12/2008

BM&F BRASIL
Bolsa de Mercadorias & Futuros
ABERTA PARA O MUNDO

www.bmf.com.br



BMEF3 NOVO MERCADO

February 12, 2008
023/2008-DG

Dear Shareholder,

We hereby invite you to attend the Bolsa de Mercadorias & Futuros-BM&F S.A.'s upcoming Special Shareholders' Meeting, which will be held on February 26, 2008.

1. The topics to be discussed at said meeting will be of utmost importance for BM&F towards the consolidation of the Brazilian market. Therefore, the first item in the agenda relates to the approval of the merger of CMEG Brazil 2 Participações Ltda. ("CMEG2"), a company controlled by the CME Group Inc., within the scope of the operational, commercial and cross investment agreement signed by and between BM&F and the CME Group Inc., which congregates both the Chicago Mercantile Exchange (CME) and the Chicago Board of Trade (CBOT).

It should be emphasized that this agreement is a major step towards the development of the Brazilian capital market and BM&F's consolidation, helping it increase its international insertion and, consequently, its competitiveness and profitability.

In this sense, one of the issues in the agreement is the so-called "order routing," through which BM&F, via CME's electronic trading platform (Globex), will be able to offer its products in more than 80 countries, thereby providing nonresident investors with an easier access to the Brazilian market. Linked with this order routing mechanism, the new BM&F electronic trading platform will also offer a wide variety of products that are exclusively traded at CME at the disposal of domestic investors.

In addition to order routing, the agreement comprises a series of other initiatives with the purpose of creating and promoting new risk management products and solutions. For example, BM&F and CME will jointly assess business opportunities, such as, among others, BM&F becoming a super-clearing member of CME, in order to facilitate the settlement of transactions

carried out by Brazilians, through the BM&F brokerage firms in the US; and CME providing offshore collateral management services to BM&F.

As it has already been explained to the market, the implementation of this agreement also covers a cross investment between the two companies, which will be effected by means of the above-mentioned merger.

2. The second item in the agenda is the election of two new members to our Board of Directors. The candidates are Mr. Marcelo Fernandez Trindade, former Chairman of CVM, and Mr. Craig S. Donohue, CEO of the CME Group. Both candidates' curricula are included in their respective statements available on the BM&F Investor Relations Website (www.bmf.com.br/ri).

3. Lastly, the upcoming meeting should address certain amendments to the BM&F Bylaws, as announced in the Call Notice (also available at www.bmf.com.br/ri), including:

(i) The Company's capital increase by virtue of CMEG2's merger;
(ii) The adjustments needed to adapt the Bylaws to the provisions of CVM Instruction No. 461, which regulates the organized securities markets and the entities that manage them; and
(iii) The adjustment in the organization and structure of the Company's self-regulatory bodies.

4. To attend the meeting, you have to provide evidence of ownership of shares no later than 48 hours before the meeting, that is, by 6:00 p.m. (Brasília time), Friday, February 22, 2008, by sending to the attention of the Investor Relations Office one of the following documents:

(i) In the case of shareholders whose shares are registered at the Company's registrar, Banco Bradesco S.A., a statement issued by this institution within the five preceding days; and/or
(ii) In the case of shareholders who participate in CBLC's fungible custody, a statement issued by CBLC itself. This statement must be requested by the shareholder from its custody agent, which usually is the brokerage firm through which the shareholder operates.

Shareholders who are unable to attend the meeting may appoint a proxy to exercise their voting rights. In view of the importance of shareholders' participation, a draft of a power of attorney which can be used for that purpose is attached.



Please be advised that the proxy must be delegated only to a third party who is also a shareholder, an officer of the Company, a lawyer, or a financial institution. Should the choice fall on the delegation to an officer of the Company, we suggest the following officers:

- Nestor Nestor Lourenço de Camargo, Brazilian, married, an officer of the Company, Identity Card RG No. 5238409-3-SSP/SP, CPF/MF No. 450183168-53, holding office at Praça Antonio Prado, 48;
- Henrique de Rezende Vergara, Brazilian, married, lawyer and an officer of the Company, ID RG No. 07176241-3-IFP/RJ, CPF/MF No. 016734217-76, holding office at the same address above;
- Edemir Pinto, Brazilian, married, an officer of the Company, ID RG No. 6572298-SSP/SP, CPF/MF No. 614304988-20, also holding office at the same address above.

May we remind you that powers of attorney must be duly executed and certified and delivered to the Company's headquarters, to the attention of the Investor Relation Office, by 6:00 p.m. (Brasília time), Friday, February 22, 2008.

Finally, both the Call Notice and the supporting documentation—as well as the power of attorney draft—are available for download from the BM&F Investor Relations Website (www.bmf.com.br/ri). Further information may be obtained directly from the Investor Relations Office at 55-11 3119-2543.

Sincerely yours,

Edemir Pinto
Chief Executive Officer

PROCURAÇÃO	POWER OF ATTORNEY
Por meio deste instrumento ______________________________ ("Outorgante"), inscrito no CPF/CNPJ sob o n. ______________, residente e domiciliado/com sede em ______________________________ (endereço completo), nomeia e constitui como seu procurador o Sr. ______________________(nacionalidade), detentor da Carteira de Identidade n. ______________, inscrito no CPF sob o n. ______________, residente e domiciliado na ______________________________ (endereço completo), pare representá-lo, na qualidade de acionista da **Bolsa de Mercadorias & Futuros-BM&F S.A.**, na Assembléia Geral Extraordinária a ser realizada em 26/02/2008, ou em segunda convocação, podendo examinar, discutir e votar, em nome do Outorgante, nas seguintes matérias:	By means of this Power of Attorney, ______________________________ ("Grantor") enrolled with the Individual/Corporate Taxpayer Register of the Brazilian Ministry of Finance (CPF/CNPJ MF) under No.______________________, resident and domiciled/headquartered at ______________________________ [complete address], has made, constituted and appointed ______________________________ [name], ______________________ [nationality], holder of Identity Card No. ______________________, enrolled with the Individual Taxpayer Register (CPF MF) under No. ______________, resident and domiciled at ______________________________ [complete address], as the Grantor's representative, in the Grantor's capacity as a shareholder of **Bolsa de Mercadorias & Futuros-BM&F S.A.** ("Company") at the Special Shareholders' Meeting to be held on February 26, 2008, on first or second call, in order to examine, discuss and vote on behalf of the Grantor on the following Agenda:

Item 1 da Ordem do Dia	**Item 1**
Exame e deliberação sobre a proposta de incorporação da CMEG Brazil 2 Participações Ltda., sociedade inscrita no CNPJ sob o nº 09.285.747/0001-08 ("CMEG2"), em face do acordo operacional, comercial e de investimento recíproco firmado entre a Companhia e o CME Group Inc., englobando, na forma da legislação em vigor: • aprovação do Protocolo e Justificação de Incorporação da CMEG2, nos termos dos artigos 224 e 225 da Lei n. 6.404/76; • ratificação da contratação da KPMG Auditores Independentes (CNPJ 57.755.217/0001-29 e CRC 2SP014428/O-6), para a avaliação do patrimônio líquido contábil da CMEG2; e • aprovação do laudo avaliação da CMEG2 preparado pela KPMG.	Exame and resolution on the proposed merger of CMEG Brazil 2 Participações Ltda., a company enrolled with the CNPJ/MF under No. 09285747/0001-08 ("CMEG2"), as a result of the operational, commercial and cross investment agreement signed by and between the Company and the CME Group Inc., and in conformity with current legislation: • approve the Merger Protocol and Justification of the merger of CMEG2, under the terms of articles 224 and 225 of Law 6404/1976; • ratify the appointment of KPMG Auditores Independentes (CNPJ/MF under No. 57755217/0001-29 and Regional Accounting Council (CRC) under No. 2SP014428/O-6) for the appraisal of the book value of CMEG2's net worth; and • approve the appraisal report for CMEG2 prepared by KPMG.
A favor ( ) Contra ( ) Abstenção ( )	**In favour ( ) Against ( ) Abstention ( )**

Item 2 da Ordem do Dia	Item 2
Eleição de 2 (dois) novos membros para o Conselho de Administração	Election of two (2) new members to the Company's Board of Directors.
A favor ( ) Contra ( ) Abstenção ( )	**In favour ( ) Against ( ) Abstention ( )**

Item 3 da Ordem do Dia	Item 3
Aprovação das alterações e ajustes no estatuto social da Companhia, subitens "i" a "vi" do item 3 do Edital	Approval of the amendments and adjustments of the Company's Bylaws, as included in subitems (i) through (vi) of item 3 of the Call Notice.
A favor ( ) Contra ( ) Abstenção ( )	**In favour ( ) Against ( ) Abstention ( )**

O presente instrumento será válido para a Assembléia Geral Extraordinária acima referida, em primeira ou segunda convocação, com prazo máximo de validade de 90 (noventa) dias.	This present Power of Attorney shall be valid for the aforementioned Special Shareholders' Meeting, on either first or second call, within ninety (90) days.

(Cidade), (dia) de (mês) de 2008/(Month), (date) 2008

____

Outorgante/Grantor
Cargo/Title

Por/By: (assinatura autenticada/notarized signature)

BM&F BRASIL
Bolsa de Mercadorias & Futuros
ABERTA PARA O MUNDO

Notice to the Market
01/31/2008

www.bmf.com.br



Clarifications about published report

To whom it may concern,

Bolsa de Mercadorias & Futuros-BM&F S.A. (BOVESPA: BMEF3) received an inquiry from the São Paulo Stock Exchange (BOVESPA), through official letter GAE/SAE 0132-08, whereby clarifications are requested regarding an article published in the newspaper *Gazeta Mercantil* dated January 30, 2008, and entitled, "*BM&F deve negociar novos produtos*" [BM&F to trade new products], which refers to statements attributed to the Chairman of the Board of Directors about estimates of the Company's market value based on forecasts for the Company's growth.

The Company hereby clarifies that said statements were made by the Chairman of the Board of Directors in the context of a lecture entitled "*Abertura e dispersão do capital da BM&F*" [Opening and dispersion of BM&F's capital], which was organized by the Brazilian Corporate Governance Institute (IBGC), when he alluded in a general manner to forecasts made by market analysts for the value of the most relevant stock and derivatives exchanges, as well as to the trading multiples of these companies' earnings.

In this context, he mentioned that current prices of BM&F SA's shares are in line with the average of its peers (derivatives exchanges), as stated by analysts who cover these companies. In turn, analysts' opinions are based on the growth prospects for the segment.

We avail ourselves of the opportunity to also declare that BM&F SA does not disclose estimates for its future results.

Sincerely,

João Lauro Pires Vieira do Amaral
Investor Relations Officer

For more information please contact:

Investor Relations
Phone: (55 11) 3119-2543
E-mail: ri@bmf.com.br/ir@bmf.com.br
Website: www.bmf.com.br/ir

BM&F BRASIL

Bolsa de Mercadorias & Futuros

ABERTA PARA O MUNDO

MATERIAL FACT
01/22/2008

www.bmf.com.br



BOLSA DE MERCADORIAS E FUTUROS-BM&F SA

Publicly-held Company

COMPANY REGISTRY (NIRE) 35300343565
CORPORATE TAXPAYER'S ID (CNPJ) 08936812/0001-55

MATERIAL FACT

BOLSA DE MERCADORIAS E FUTUROS-BM&F SA ("BM&F"), subject to the provisions of CVM Instructions No. 319/99 and No. 358/02, hereby informs its shareholders and the market that its management shall submit to the resolution of its shareholders, gathered at a Special Shareholders' Meeting, to be held on February 26, 2008, the merger between BM&F and CMEG Brazil 2 Participações Ltda., a limited company with registered office in the City of São Paulo, State of São Paulo, at Rua Peixoto Gomide, 59, Jardim Paulista, enrolled with the Corporate Taxpayer Register of the Brazilian Ministry of Finance (CNPJ/MF) under No. 09285747/0001-08 ("CMEG 2"), a subsidiary of the CME Group Inc. ("CME Group"), which is the direct controlling shareholder of the Chicago Mercantile Exchange Inc. ("CME"), under the terms and conditions described below ("Merger").

1. Purpose and benefit of the Merger

1.1 The Merger is part of a business transaction between BM&F and the CME, which was described in the offering memorandum of BM&F's Initial Public Offering dated November 28, 2007.

1.2 Certain operational and commercial agreements shall be executed by and between BM&F and CME, with the purpose of promoting and developing the derivatives market, as well as establishing a cooperation relationship aimed at enhancing the services and products of the relevant exchanges. Among the agreements to be executed are an order routing agreement and a memorandum of understanding whose purpose is to evaluate new business opportunities arising out of the business transaction, including BM&F becoming a super-clearing member of CME, the provision of offshore collateral management services by CME to BM&F and the development and trading of new products in their respective markets.

1.3 The business transaction shall benefit BM&F's operations, expediting its insertion in the international marketplace and allowing for an enhancement in foreign participation in its markets, which shall result in increasing competitiveness and profitability, by virtue of:

- The distribution of BM&F's products through CME's electronic trading network, which is available in about eighty (80) countries and which shall provide order routing services to BM&F's derivatives contracts;



- The distribution of CME's products in Brazil through BM&F's electronic trading network, which shall provide order routing services to CME's derivatives contracts; and
- The exclusivity of CME's investment and order routing services to BM&F vis-à-vis other South and Central American exchanges.

For the reasons stated above, the BM&F management believes that the Merger is in the best interest of both BM&F and its shareholders.

1.4 As a result of the Merger, BM&F shall acquire a direct equity interest in the CME Group of one million, one hundred and eighty-nine thousand, sixty-six (1,189,066) Class A common shares issued by the CME Group, and the CME Group, through its affiliates, shall become a BM&F shareholder by holding one hundred and one million, seventy-eight thousand, five hundred and eighty (101,078,580) common shares issued by BM&F. BM&F's shares to be issued as a result of the Merger shall be subject to a lockup period of four (4) years, subject to the exceptions contractually agreed upon. Similarly, the shares of the CME Group that will be held by BM&F shall be subject to the same lockup period, subject to the same exceptions.

2. <u>Merger Proposal</u>

2.1 On the date hereof, the Board of Directors of the Company voted in favor of the closing of the transaction with the CME Group involving the Merger of CMEG 2 with BM&F, pursuant to the terms of the instrument called Merger Protocol and Justification ("<u>Protocol</u>"), executed by the management of the Company and the partners of CMEG 2 on the same date.

2.2 The Board of Directors also approved calling a BM&F Special Shareholders' Meeting, to be held on February 26, 2008.

2.3 Therefore, the Protocol shall be submitted to the BM&F shareholders at a Special Shareholders' Meeting, and to the CMEG 2 partners at a Partners' Meeting.

3. <u>Increase in BM&F's capital stock and issue of new common shares</u>

3.1 The book value of CMEG 2's net worth, to be merged into BM&F, is one billion, two hundred and seventy-six million, one hundred and ninety-nine thousand, one hundred and seventy-four Brazilian reais and thirty cents (R$1,276,199,174.30), in accordance with the report prepared by KPMG Auditores Independentes, in the capacity of the specialized company responsible for the appraisal (see clause 4 below). Therefore, the conveyance of CMEG 2's net worth shall result in an equity increase at the same amount and in an increase of BM&F's capital stock at the amount of one hundred and one million, seventy-eight thousand, five hundred and eighty Brazilian Reais (R$101,078,580.00), with the difference, in the amount of one billion, one hundred and seventy-five million, one hundred and twenty thousand, five hundred and ninety-four Brazilian reais and thirty cents (R$1,175,120,594.30) accounted for as the BM&F's capital reserve.

3.1.1 The above mentioned capital increase shall be effected through the issuance of one hundred and one million, seventy-eight thousand, five hundred and eighty (101,078,580) new common shares, without par value, to be fully subscribed and paid up by CMEG Brazil 1 Participações Ltda., a limited company with registered office in the City of São Paulo, State of São Paulo, at Rua Peixoto Gomide, No. 59, enrolled with the



CNPJ/MF under No. 09279194/0001-80 ("CMEG 1"), and indirectly controlled by the CME Group as the sole partner of CMEG 2.

3.2 The exchange ratio of the CMEG 2's quotas, which shall be cancelled, for BM&F's shares, which shall be attributed to CMEG 2's partners, was established taking into consideration the benefits generated from this Merger to BM&F's operations and results, as already recognized by the market.

3.3 The transaction was subject to a valuation report ("Report") prepared at BM&F's request by N M Rothschild & Sons (Brasil) Ltda., with registered office in the City of São Paulo, enrolled with the CNPJ/MF under No. 32210791/0001-70. The Report contains an opinion on the effects of an increase in BM&F's per share profits as a result of the transaction and on the Order Routing Agreement between BM&F and the CME Group.

3.4 BM&F's common shares to be attributed to CMEG 1 shall be entitled, as of the their issue date, to the same rights granted to BM&F's outstanding common shares, as provided by law and its Bylaws, thus entitling them to fully participate in the results of the current fiscal year.

3.5 The rights granted by BM&F's Bylaws or other political and economic advantages to its outstanding common shares shall not be modified as a result of the Merger.

3.6 The equity fluctuation from the period between the reference date of the Merger (January 14, 2008) and the date of the Merger shall be recognized and absorbed by BM&F according to applicable accounting principles.

3.7 BM&F's Bylaws shall not be amended as a consequence of the Merger, except for the amendment related to the capital stock increase referred to in item 3.1 above. Due to this capital increase and should the Merger be approved at the Special Shareholders' Meeting, and in order to reflect the capital stock increase previously approved by BM&F's Board of Directors at a meeting held on December 18, 2007, whereby seven million, eight hundred and twenty-nine thousand, nine hundred and twenty-eight (7,829,928) common shares with no par value were issued, the wording of article 5 of the Bylaws shall be amended and become effective with the following language:

"Article 5. The subscribed and paid-in capital stock is one billion, ten million, seven hundred and eighty-five thousand, eight hundred Brazilian reais (R$1,010,785,800.00), divided into one billion, ten million, seven hundred and eighty-five thousand, eight hundred (1,010,785,800) common shares without par value."

4. Valuation

4.1 For the purpose of the Merger, BM&F's management appointed KPMG Auditores Independentes, enrolled with the CNPJ/MF under No. 57755217/0001-29 and in the Regional Accounting Council (CRC) under No. 2SP014428/O-6, with registered office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 33 ("KPMG"), as the specialized company which shall proceed with the appraisal of the book value of CMEG 2's net worth to be transferred to BM&F and prepare the relevant appraisal report of CMEG 2's net worth ("Appraisal Report").

4.2 The appointment and retention of KPMG, as well as the content of the Appraisal Report shall be ratified and approved at BM&F's Special Shareholders' Meeting referred to above.



4.3 KPMG has stated that there are no conflicts or pooling of interests, present or potential, with the relevant shareholders of each of the companies, or in respect to the Merger itself that could impair or affect preparation of the Appraisal Report, for the purpose of the transaction described herein.

5. Liabilities and contingencies

5.1 There are no liabilities and contingencies not accounted for, to the knowledge of BM&F, to be absorbed by BM&F as a result of the Merger.

6. Submission to competent authorities

6.1 The transaction shall be submitted to the approval of the antitrust authorities in Brazil.

7. Costs

7.1 The costs to be incurred with the implementation of the Merger are estimated at one million eight hundred thousand Brazilian reais (R$1,800,000.00), including expenses related to publications, auditors, appraisal companies, lawyers and other technical professionals to be retained to render consulting services for the transaction.

8. Availability of documents

8.1 The Protocol, CMEG 2's audited financial statements that were used as a basis for preparation of the Appraisal Report, the Appraisal Report itself, the Report as well as any documentation which might be prepared pursuant to applicable laws and regulations shall be available at BM&F's headquarters as of January 23, 2008, and sent to the Brazilian Securities and Exchange Commission (CVM) and Bolsa de Valores de São Paulo (BOVESPA) via the IPE system.

São Paulo, January 22, 2008.

João Lauro Pires Vieira do Amaral
Investor Relations Officer

For further information please contact:

Investor Relations
Tel.: 55 11 3119-2543
E-mail: ri@bmf.com.br/ir@bmf.com.br
Website: www.bmf.com.br/ir



Clarifications about published report

To whom it may concern,

Bolsa de Mercadorias & Futuros-BM&F SA (BOVESPA: BMEF3) hereby clarifies that the report on a prospective relevant acquisition of BM&F shares by NYSE Euronext, published in *Relatório Reservado*, issue nr. 3296, dated January 14, 2008, is solely based on opinion and inference from market sources who have no link whatsoever with BM&F.

Furthermore, BM&F SA emphasizes that neither the company nor its bodies have been contacted about this subject, having come to the knowledge of the report only on the date of its publication.

Cordially,

João Lauro Pires Vieira do Amaral
Investor Relations Officer

For further information please contact:

Investor Relations
Tel.: 55 11 3119-2543
E-mail: ri@bmf.com.br/ir@bmf.com.br
Website: www.bmf.com.br/ir

BM&F BRASIL

Notice to Shareholders
01/18/2008

Bolsa de Mercadorias & Futuros
ABERTA PARA O MUNDO

www.bmf.com.br



Notice to Shareholders

January 18, 2008
010/2008-DG

Dear Shareholder,

As you are now a shareholder of one of the world's largest derivatives exchanges—the Bolsa de Mercadorias & Futuros-BM&F SA—it is with great pleasure that we give you our warm welcome.

In fact, BM&F boasts a leadership position in Latin America's derivatives markets and ranks high among the most active global marketplaces for futures contracts (in 4th position). This achievement reflects the cumulative results of from BM&F's 22-year history, since its creation in 1986. During this time, BM&F has sought to stamp excellence on the quality of its services, in always looking for innovation in product development and in showing determination in the consolidation of a strong derivatives market in Brazil aimed at meeting the risk coverage needs of a wide range of economic agents.

Through our initial public offering (IPO), which took place in 2007, 33.2% of the shares which make up our capital were placed on the market, 75% of which were acquired by nonresident investors.

As a result of the IPO, the participation of private individuals in BM&F's capital has reached its highest level in the history of the Brazilian capital market. As a result, BM&F is now the third largest Brazilian company in terms of its number of individual investors.

This notable participation increases our responsibility more, as well as our obligation to cultivate a very close relationship with our investors, based on the highest possible level of transparency.

With this in mind, we intend to keep our shareholders fully informed of what goes on at BM&F. To this end, we are investing heavily in enhancing our investor relations Website and expect to implement a series of additional initiatives in this direction.

We invite you to visit our investor relations Website (www.bmf.com.br/ir), where you may obtain updated information on our company and register on our mailing list, to be able to receive all important information. Should you require further information, the Investor Relations Department is at your disposal via the e-mail ir@bmf.com.br or by the telephone (55-11) 3119-2543.

As this is our first contact, we would like to bring you up-to-date in regard of the main projects that are under development at BM&F and to clarify certain issues related to the markets it manages, especially in view of the current economic scenario.

In late December, the Board of Governors authorized the payment of interest on shareholders' equity to the total amount of R$15,010,169.13, corresponding to R$0.0165 per share, based on the equity position on December 31, 2007. This payment (made on January 15, 2008) will be considered a part of the dividend corresponding to 2007 to be distributed to the shareholders, thus allowing BM&F to benefit from a significant reduction in payable taxes.

Regarding the current volumes traded at BM&F, we have been experiencing a reduction in trading levels with interest rate derivatives. This reduction results from a combination of factors, including the impact from the US mortgage industry crisis, which has caused investors to retract. This crisis, which has been stronger over the current period, has caused heavy losses to a number of global financial institutions, affecting the leverage of these institutions in the derivatives markets both domestically and abroad.



Locally, we have been going through a period of decreased volatility in short-term interest rates, as well as a retraction of the potential derivatives market users from long-term transactions. This scenario may prevail until the local and international picture becomes clearer.

Notwithstanding, the BM&F has faced situations like these on innumerous occasions, including their consequent adverse impact on trading volumes. And once again we are convinced that the trading volumes will return to their regular levels.

Most important though is to emphasize that the current trading volume reduction has not adversely impacted BM&F's results in the same proportion. In fact, the greater part of this reduction has occurred with the interest rate futures contract, especially in the transactions involving shorter maturities. The BM&F interest rate futures contract generates higher revenues for longer maturities and vice versa. So there is no need for us to review the results we have projected for 2008.

Another issue we think important to consider concerns the comments about a possible termination of the agreement we signed with the São Paulo Stock Exchange (BOVESPA). Through this agreement BM&F is authorized to list derivatives based on the indices calculated by the stock exchange. As far as this is concerned, our position is the same as that we made public before our IPO, during the road show in 2007. The relationship between BM&F and BOVESPA is based on full cooperation, and BM&F has no intention whatsoever to engage in a process of predatory competition with the stock exchange.

In fact, BOVESPA is entitled to develop any derivatives on equities in the same way as BM&F is entitled to exploit their underlying cash markets. However, BM&F's aim is to develop its business possibilities within the same market segments that it has been working in since the beginning of its activities. Thus, for example, it is already working on launching a futures contract on the Brazil Titans 20, an index that has been developed and is calculated by Dow Jones at BM&F's request.

With respect to the projects under development, it is worth remembering that many of the modules of BM&F's new electronic trading platform, developed in-house, have already been tested. The introduction of this platform will boost the long-term growth of our company.

With this project it will be possible to significantly reduce licensing costs, due to the non-utilization of part of the current platform as the modules of the new platform start running. We will soon invite software houses to visit us to get acquainted with the project and have access to BM&F's FIX Protocol. This will allow the software houses to begin designing applications which will provide BM&F product users with direct market access (DMA), including the use of algorithmic trading.

The new platform is vital to the introduction of the order routing mechanism in partnership with the CME Group. This project will allow BM&F to distribute its products through GLOBEX, the largest electronic trading network in the world, which belongs to the CME Group and runs in 80 countries, with more than 100,000 terminals. The technical teams of both companies have been working together on this joint initiative, and we hope shortly to publish the schedule to be followed for the execution of the corresponding activities, which include not only order routing but also the other projects that make up the term sheet BM&F signed with the CME in 2007.

It is worth emphasizing, moreover, the introduction of the Derivatives Distribution Agent (ADD). The creation of this market participant seeks to increase the customer base of BM&F, in order to incorporate into the BM&F business prospective market professionals (both hedgers and investors), located in other parts of the country, in a more effective way. The Derivatives Distribution Agent will act as a sort of remote branch of the brokerage house in customer prospecting for the derivatives markets, helping to expand even further the business potential of the transactions, which today are heavily concentrated on the Rio-São Paulo axis.



Concerning the spot US dollar market, news has been published about its migration away from the BM&F environment, when what is happening is exactly the opposite. By means of its Foreign Exchange Clearinghouse, BM&F already settles 95% of interbank market transactions. Trading, however, is mostly carried out on the over-the-counter market.

To also be able to attract trading on this market to the BM&F system, we are completing implementation of an FX trading module in BM&F's new electronic platform. In a joint initiative with the Brazilian Federation of Banks (FEBRABAN) and the Central Bank of Brazil, we have presented the main features of the new system, which will become available in the second quarter of 2008, to the institutions authorized to trade in the FX market. This initiative will make the migration of FX transactions to the BM&F electronic platform possible, in addition to expanding current trading volume levels as a result of greater facility in performing purchase and sale transactions, as well as greater efficiency in structuring arbitrage transactions, including FX derivatives.

Finally, we are also highlighting another essential project that we intend to implement as soon as possible, which involves a new system for OTC derivatives and is called the Nonstandardized Derivatives Market (DNP). With the DNP, BM&F will make it possible for a large expansion in OTC derivatives trading between financial institutions and their corporate clients, therefore cheapening hedge costs for both parties. This system has already been developed and tested, but we await for the conclusion of the regulatory framework and the Brazilian Securities and Exchange Commission (CVM) approval before we can launch it.

These are some of the major initiatives on which BM&F is currently focused, in order to maximize its business potential. We are also working intensively on projects for the control and rationalization of internal processes and administrative and operational functions, which will provide us with a consistent reduction of operating costs.

As we mentioned before, this letter only represents a first step towards building a longstanding and productive relationship between our company and its investors. It is our purpose to cultivate this relationship exploring and valuing all available communication channels between BM&F and its shareholders. In order to make this purpose a reality, we will be sending to the BM&F shareholders a letter reporting the main events related to our company after the end of each quarter, as well as the impact of these events, if any, on the expected results of our company.

Sincerely yours,

Edemir Pinto
Chief Executive Officer

For further information please contact

Investor Relations
Tel.: (55 11) 3119-2543
E-mail: ri@bmf.com.br/ir@bmf.com.br
Site: www.bmf.com.br/ir

BM&F BRASIL

Notice to the Market
01/15/2008



Bolsa de Mercadorias & Futuros

ABERTA PARA O MUNDO

www.bmf.com.br

Spot US Dollar in the Electronic Trading System

BOLSA DE MERCADORIAS & FUTUROS-BM&F SA (BOVESPA: BMEF3) informs that, in a joint initiative with the Brazilian Federation of Banks (FEBRABAN) and the Central Bank of Brazil, BM&F will present, on January 16, 2008, the main features of the project to introduce electronic trading for the spot US Dollar market to the institutions authorized to trade in the foreign exchange market.

Currently, BM&F is responsible for the registration and settlement of about 95 of the total volume of transactions in the interbank US Dollar market (averaging around USD2.5 billion a day). These transactions can be executed on the OTC market or on the BM&F trading floor, with the former accounting approximately for 85% of the total traded volume.

BM&F believes that implementing this initiative for the trading of both the spot US Dollar and the currency-based derivatives in a single environment, guaranteed by central counterparty systems managed by the same institution, will improve efficiency and facilitate the execution of arbitrage and hedge transactions by investors, thereby contributing to the further consolidation of BM&F's dominant position in these markets.

The highlights from among the main characteristics of the new BM&F electronic trading platform and the trading of the spot US Dollar through this system, are as follows:

- Direct access to the trading system by banks, with no mandatory intermediation, according to the Direct Market Access (DMA) model;
- High degree of connectivity between the electronic trading platform (utilization of the FIX protocol) and the other systems utilized by investors, thereby allowing for the development of trading strategies based on computer programs (algorithmic trading);
- Blind screen, which allows for the full anonymity of buyers and sellers when trading;
- Automatic registration of transactions in the systems of the Central Bank of Brazil and the BM&F Foreign Exchange Clearinghouse;
- Role of BM&F as a central counterparty responsible for the settlement of transactions through multilateral netting and the management of counterparty risk.

Trading of the spot US Dollar market on the new BM&F electronic platform will begin in the second quarter of 2008.

São Paulo, January 15, 2008.

Cordially,

João Lauro Pires Vieira do Amaral
Investor Relations Officer

For further information please contact

Investor Relations
Tel.: (11) 3119-2543
E-mail: ri@bmf.com.br/ir@bmf.com.br
Site: www.bmf.com.br/ri

BM&F BRASIL

Bolsa de Mercadorias & Futuros

ABERTA PARA O MUNDO

2007 Earnings Release

www.bmf.com.br



BM&F SA announces a 48.7% consolidated net income and a 41.8% net revenue growth over 2006

4Q2007 EVENTS

4Q2007 CONFERENCE CALLS

February 27, 2008

Portuguese

2:30 PM (BRA) | 12:30 PM (AM US EST)
Phone: +55 11 2188-0188
Code: BM&F

Replay for 7 days:
(+55 11 2188-0188

English

2:30 PM (BRA) | 4:30 PM (AM US EST)
Phone: (973) 935-8893
Code: 34848297

Replay for 7 days:
(706) 645-9291

BM&F SA

João Lauro Amaral
Phone: +55 11 3119-2543
Fax: +55 11 3119-2543
E-mail: ri@bmf.com.br
Website: www.bmf.com.br/ri

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BMEF3 NOVO MERCADO

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São Paulo, February 26, 2008 – Bolsa de Mercadorias & Futuros-BM&F SA (BOVESPA: BMEF3), the largest exchange in Latin America based on the number of traded contracts and the only futures exchange operating in Brazil, announces today its consolidated fourth quarter and fiscal year 2007 results. BM&F purpose is to develop and manage trading and settlement systems for securities and derivatives based on financial instruments, indices, indicators, rates, commodities, foreign currencies, energy, transportation, climate and environmental commodities, for both immediate and future settlement. The Company seeks to provide its clients with products that allow them (i) to hedge against market risks, (ii) arbitrate prices between markets and/or securities, (iii) diversify investment allocations; and (iv) leverage positions. The Company's audited financial statements were prepared in accordance with the accounting practices adopted in Brazil, which are based on Brazilian corporate law, the Brazilian Securities and Exchange Commission (CVM) rules and regulations, and the accounting standards issued by the Brazilian Institute of Independent Accountants (IBRACON) ("Brazilian GAAP").

HIGHLIGHTS IN THE PERIOD

- **A 48.7% net income growth.** Net income reached BRL293.3 million in 2007, up 48.7% over BRL197.2 million registered in 2006.
- **A 53.3% net income margin.** Net income margin reached 53.3% in 2007, in comparison with 50.8% in 2006.
- **A 41.8% growth in net revenue.** Net revenue reached BRL550.6 million in 2007, up 41.8% over BRL388.2 million registered in 2006.
- **A 66% growth in EBITDA.** EBITDA reached BRL292.4 million in 2007, up 66% over BRL176.1 million registered in 2006.
- **A 53.1% EBITDA margin.** EBITDA margin reached 53.1% in 2007, in comparison with 45.4% in 2006.
- **A 50.4% trading volume growth.** Trading volume reached 426.3 million in 2007, up 50.4% over the 283.5 million contracts traded in 2006.
- **4Q2007 net income reached BRL69.1 million.**
- **4Q2007 net income adjusted by nonrecurring items was BRL68.3 million.**
- **4Q2007 adjusted net income margin was 54.1%.**
- **4Q2007 adjusted EBITDA was BRL63.2 million.**
- **4Q2007 EBITDA margin was 50.1%.**
- **4Q2007 adjusted net revenue was BRL126.3 million.**
- **4Q2007 average fee per contract was BRL1.42.** The average fee per contract in the 4Q2007 was BRL0.10 higher than the annual average.



IMPORTANT NOTES ON THE 2007 RESULTS

Bolsa de Mercadorias & Futuros-BM&F SA, created in 2007, is the company that resulted from the spin-off operation of the net worth of Bolsa de Mercadorias & Futuros (BM&F Association), which is a not-for-profit organization whose activities started in 1986.
BM&F SA has taken over all the operations of the BM&F Association, which, since October 1, 2007, has only maintained the educational and social activities that it had already been carrying out.
Therefore, the 2007 results of BM&F SA actually relate to the fourth quarter of 2007. For this reason, they are not presented in a comparative basis.
In order to compare the 2007 results with the 2006 results, pro forma financial statements were prepared. The BM&F Association results up to September 2007 were adjusted to reflect a for-profit company and added to BM&F SA 2007 4Q2007 results. After this adjustment was made, the 2007 results were analyzed on a comparative basis with the 2006 results, also prepared as pro forma.

RECENT EVENTS

On October 1, 2007, the Bolsa de Mercadorias & Futuros, a not-for-profit organization, was demutualized. Through this process, the partial spin-off of its equity was implemented, with 99.9% of its capital subscribed by the Brazilian Mercantile & Futures Exchange-BM&F SA, which then became responsible for the operational activities of the former BM&F. The not-for-profit organization remained with 0.1% of the capital and became responsible for BM&F SA social and educational activities. The equity rights of former members were detached from the access rights and converted into share participation.

The Special Meeting that approved both BM&F demutalization and initial public offering also authorized it to sell 10% of its capital stock to General Atlantic LLC for BRL1 billion. The agreement was signed with General Atlantic on September 20, 2007.

On October 23, a term sheet was signed with the CME Group Inc., which controls two of the major US derivatives exchanges—the Chicago Mercantile Exchange (CME) and the Chicago Board of Trade (CBOT). Under this term sheet, the two companies will work in tandem having as an objective the strengthening of the market. Basically the deal includes a cross investment and a commercial agreement. In the cross investment, BM&F will issue 101,078,580 new shares and deliver them to the CME Group, in exchange for 1,189,066 shares of the CME Group. The commercial agreement basically includes, among others: Order routing from one exchange to the other; nonduplication of products; BM&F SA becoming a clearing member of CME; and staff interchange.

In November, BM&F SA launched the initial public offering of its shares, whereby 33.2% of its capital stock was sold to the public for BRL20.00 per share. On November 30, BM&F SA shares were listed, under ticker BMEF3, on the São Paulo Stock Exchange (BOVESPA)'s "Novo Mercado," which is special listing segment with differentiated corporate governance practices.

In December, the Board of Directors decided to pay interest on shareholders' equity in the total amount of BRL15,010,169.13, equivalent to BRL0.0165 per share based on the shareholder position on December 31, 2007. The corresponding payment was made on January 15, 2008, on account of the mandatory dividends. In addition to providing BM&F with a significant reduction in payable taxes, this payment (made on January 15, 2008) was effected on the account of the 2007 dividend.

On February 19, 2007, BM&F SA and Bovespa Holding SA entered into discussions on the potential combination of their activities. During a period of 60 days, neither party will be allowed to initiate any transactions with any third parties. It should be noted that there is no guarantee that any agreement will be reached from these discussions. Furthermore, neither the configuration of any joint initiative, nor the economic and financial bases of the mentioned integration have yet been defined.



FINANCIAL HIGHLIGHTS

The table below shows the major financial indicators for the period under analysis:

BRL million	2007	2006
Net revenue	550.6	388.2
EBITDA	292.4	176.1
EBITDA margin	53.1%	45.4%
Net income	293.3	197.2

Note: To make the results comparable, pro forma and nonrecurring adjustments were made, as detailed throughout this report.

BRL million	4Q2007
Net revenue	126.3
EBITDA	63.2
EBITDA margin	50.1%
Net income	68.3

Note: To make the results comparable, pro forma and nonrecurring adjustments were made, as detailed throughout this report.

OPERATING HIGHLIGHTS

Concerning the operating performance, 2007 was characterized by an unprecedented growth in the Company's history. In fact, even with the deepening of the mortgage crisis in the United States especially in the last quarter, with considerable negative impacts on trading volumes, they registered a 50.4% evolution over those in 2006.

BM&F had conservatively anticipated for 2007 an average daily trading volume of 900,000 contracts, a figure which was included in its work plan for the year. Average daily trading volume reached 1,740,261 contracts, with a year-over-year growth rate of 51%. In the last quarter, as a result of turbulences in the world financial markets, daily average was 1,560,578 contracts, 16.3% more than the volume of contracts traded during the same period of 2006.

This performance could have been significantly better were it not for the subprime crisis, which reflected negatively on the volume traded in the fourth quarter of the year. In fact, daily average, which was of 1,797,257 contracts in the first nine months of the year, fell to 1,560,578, ending the year at 1,740,261.

In spite of this, the 2007 trading volume—426.3 million contracts—marked a 50.4% growth over 2006 (283.5 million contracts). It should be emphasized that the impact on trading volume occurred more intensely in the contracts that generate lower revenues in relation to the average, thereby preventing the results from being affected in the same proportion. As a consequence, results remained above estimates.

The ID futures traded 221.6 million contracts, 37.1% higher than in 2006 (161.6 million contracts); the US Dollar futures traded 84.7 million contracts (52.3 million in 2006); and the Ibovespa futures doubled its volume: 26.5 million contracts (13.2 million in 2006).

Another outstanding performance was given by the mini futures segment, which currently includes four products: Ibovespa, US Dollar, coffee and live cattle. In 2007, they traded jointly 14.1 million mini contracts, or 60.5% more than in the previous year (8.8 million contracts).

BM&F SA agricultural commodity markets—including futures, options and ex-pit transactions—also outgrew their 2006 marks. Together they traded 2.2 million contracts, in comparison with 1.3 million in 2006. This volume has set a historical record at BM&F.



The Arabica coffee, live cattle, corn and soybean markets—also futures and options—were the highlights in the agricultural commodity segment. For the second time ever (first time was in 1996), the live cattle futures market outpaced the coffee market: 934,422 contracts were traded, more than double the 2006 volume (392,012). In turn, 724,319 coffee contracts were traded, up 37.2% from the 2006 volume (528,462); 207,724 corn contracts were traded, up 53.7%; and 188,279 soybean contracts, almost doubling the previous year's total (98,112).

The ethanol futures ended the year with 17,234 contracts traded. This market was launched by BM&F in the electronic system in May 2007.

It should be noted that the recent fall verified in trading volumes did not cause an impact on BM&F SA results, in view of the characteristics of its billing policy.

The fees charged by BM&F SA differ for each family of products and vary depending on the market (futures and options) and customer positioning in the several types of contract in terms of maturity, in addition to being subject to discounts in relation to transaction type (day trade or regular trade) and customer (shareholder). Therefore, the relative participation of certain contracts or transactions makes the average fee per contract change over time.

This explains why income in the last quarter was not affected by the reduction in the average daily trading volume (particularly in interest rate contracts) in the same proportion. The relative participation of interest rate contracts, which are subject to higher fees, had a positive impact on the average fee per contract traded at BM&F SA.

Summary of the Derivatives Clearinghouse operations

	9M2007	4Q2007	2007	2006	% var. 2007/2006
Total volume (millions of contracts).	334.3	92.0	426.3	283.5	50.4
Total revenues (BRL million)	435.6	130.7	566.3	398.0	42.3
Average revenues per contract (BRL)	1.30	1.42	1.32	1.40	(5.3)

Trading volume

Millions of contracts	9M2007	4Q2007	2007	%	2006	%	$ var. 2007/2006	% var. 2007/2006
Commodities	1.7	0.8	2.5	0.6	1.5	0.5	1.0	68.8
Indices	20.9	6.5	27.4	6.4	13.2	4.7	14.2	106.8
Exchange rates	84.8	31.1	115.9	27.2	65.4	23.0	50.5	77.3
Interest rates in BRL	196.1	46.0	242.1	56.8	174.8	61.7	67.2	38.5
Interest rates in USD	16.8	4.7	21.5	5.0	15.8	5.6	5.7	36.0
OTC	2.1	0.7	2.8	0.7	4.0	1.4	(1.1)	(29.5)
WebTrading	12.0	2.2	14.1	3.3	8.8	3.1	5.3	60.5
TOTAL	334.3	92.0	426.3	100.0	283.5	100.0	142.8	50.4



Average daily trading volume
Million

	9M2007	4Q2007	2007	2006	% var. 2007/2006
No. of business days	186	59	245	246	
Commodities	0.01	0.01	0.01	0.01	69.5
Indices	0.11	0.11	0.11	0.05	107.6
Exchange rates	0.46	0.53	0.47	0.27	78.0
Interest rates in BRL	1.05	0.78	0.99	0.71	39.0
Interest rates in USD	0.09	0.08	0.09	0.06	36.5
OTC	0.01	0.01	0.01	0.02	(29.2)
WebTrading	0.06	0.04	0.06	0.04	61.1
TOTAL	1.80	1.56	1.74	1.15	51.0

Revenues from derivatives
Millions of BRL

	9M2007	4Q2007	2007	%	2006	%	$ var. 2007/2006	% var. 2007/2006
Commodities	5.6	2.8	8.4	1.5	5.1	1.3	3.3	67.0
Indices	31.4	13.1	44.4	7.8	26.3	6.6	18.2	69.2
Exchange rates	175.1	57.4	232.5	41.0	162.1	40.7	70.4	43.4
Interest rates in BRL	200.1	50.1	250.2	44.2	175.7	44.2	74.5	42.4
Interest rates in USD	16.5	4.8	21.3	3.8	17.8	4.5	3.3	20.1
OTC	4.8	1.8	6.7	1.2	8.6	2.1	(1.9)	(22.1)
WebTrading	0.6	0.2	0.8	0.1	0.3	0.1	0.5	142.4
Other revenues	1.5	0.5	2.0	0.4	2.1	0.5	(0.1)	(7.0)
TOTAL REVENUES	435.6	130.7	566.3	100.0	398.0	100.0	168.3	42.3

Average fee per contract
BRL

	9M2007	4Q2007	2007	2006	% var. 2007/2006
Commodities	3.33	3.67	3.44	3.48	(1.1)
Indices	1.50	2.01	1.62	1.98	(18.2)
Exchange rates	2.06	1.85	2.01	2.48	(19.1)
Interest rates in BRL	1.02	1.09	1.03	1.01	2.8
Interest rates in USD	0.98	1.03	0.99	1.12	(11.6)
OTC	2.35	2.41	2.37	2.14	10.4
WebTrading	0.05	0.11	0.06	0.04	51.0
TOTAL	1.30	1.42	1.32	1.40	(5.3)



4Q2007 AJUSTED STATEMENTS OF INCOME

BRL thousand	BM&F SA	Consolidated	Nonrecurring	Adjusted
Operating revenues	141,290	142,765	(900)	141,865
Deductions	(15,342)	(15,568)	-	(15,568)
Net revenue	**125,948**	**127,197**	**(900)**	**126,297**
Operating expenses	(73,215)	(77,084)	10,829	(66,255)
Operating income	**52,733**	**50,113**	**9,929**	**60,042**
Equity in income of subsidiaries and associated companies	209	-		-
Financial income	30,312	33,234	4,684	37,918
Nonoperating income	15,818	16,934	(15,766)	1,168
Net income before taxation on profit	**99,072**	**100,281**	**(1,153)**	**99,128**
Provision for income tax and social contribution	(30,015)	(30,677)	393	(30,284)
Minority interest	-	(547)		(547)
Net income	**69,057**	**69,057**	**(760)**	**68,297**
EBITDA (1)	**55,365**	**53,300**		**63,229**

(1) Operating income plus depreciation expenses.

DISCUSSION OF NONRECURRING ITEMS IN THE CALCULATION OF 4Q2007 ADJUSTED RESULTS

Operating revenues
The revenues obtained from fines applied to the violation of the BM&F SA Ethics Code, in the amount of BRL0.9 million, were excluded from the operating revenues.

Operating expenses
The costs related to the IPO process, in the amount of BRL10.8 million, were excluded from the operating expenses.

Financial income
The expenses related to the Temporary Contribution on Financial Transactions (CPMF) tax applicable to cash transfers from BM&F Association to BM&F SA for spin-off purposes upon demutualization, in the amount of BRL4.7 million, were excluded from the financial income.

Nonoperating income
The expenses related to the capital gains arising from the sale of a stake in Bovespa Holding SA, in the amount of BRL15.8 million, were excluded from the nonoperating income.

Income tax and social contribution
The amounts of these taxes were recalculated based on the net income adjusted by the above referred alterations.

4Q2007 ECONOMIC AND FINANCIAL PERFORMANCE

Net income
During its first three months as a for-profit company, BM&F SA posted a consolidated net income of BRL69.1 million. It should be noted that the nonrecurring revenues basically reached the same amount



of the nonrecurring expenses. Thus, considering the adjusted consolidated result, the net income totaled BRL68.3 million.
The operating margin reached 39.4%. Excluding nonrecurring revenues and expenses, this margin was 47.5%.
The EBITDA margin was 41.9% (50.1% by excluding nonrecurring revenues and expenses) and return on equity reached 5.2%.

Revenues and expenses
The consolidated net revenue reached BRL127.2 million, a growth to which the trading and/or settlement systems contributed with 108.4%, or BRL137.9 million. Other operating revenues, which include market data revenues, in the amount of BRL2.5 million, generated BRL4.9 million, or 3.4% of the total. Revenues were subject to overall taxes of 11.3%, or BRL14.4 million.
The consolidated operating expenses amounted to BRL77.1 million. Excluding IPO expenses, equivalent to BRL10.8 million, total expenses were BRL66.3 million, or 52.5% of the consolidated net revenue. Personnel and data processing accounted respectively for BRL26.5 million and BRL16.8 million, representing 39.9% and 25.4% of the total.

Nonoperating income
The sum of BM&F SA consolidated nonoperating income was BRL16.9 million, or 13.3% of the consolidated net revenue. Excluding the proceeds of BRL15.8 million from the sale of Bovespa Holding SA shares previously held by BM&F SA for investment purposes, nonoperating income amounts to BRL1.2 million, which include income from the rental of Rio de Janeiro Stock Exchange (BVRJ) office space.

Dividends
BM&F SA Bylaws and Brazilian corporate law require the payment of a mandatory dividend representing an amount equal to at least 25% of the adjusted annual net income.
At the end of December 2007, the Board of Directors decided to pay interest on shareholders' equity in the total amount of BRL15,010,169.13, equivalent to BRL0.0165 per share based on the shareholder position on December 31, 2007. The corresponding payment was made on January 15, 2008, on account of the mandatory dividends. This dividend anticipation allowed BM&F to benefit from a significant reduction in payable taxes.

Assets
BM&F SA total assets in the consolidated balance sheets reached BRL2,133 million at the end of 2007, with 88.2% related to cash and financial investments. Permanent assets totaled BRL140.9 million, with BRL14.4 million in investments and BRL126.5 million in fixed assets, or 0.7% and 5.9%, respectively.

Liabilities
In the total liabilities account, 31.9% are represented by current liabilities, which amounted to BRL679.6 million. This value basically refers to cash collateral posted by customers (BRL404.7 million) and to deposits in currency received by the BM&F Settlement Bank SA and for transactions pending settlement (BRL206 million). Long-term liabilities, which basically refer to provisions for contingencies, totaled BRL99.7 million, or 4.7% of the total liabilities. From the total provisions for contingencies, the figure of BRL73.1 million refers to provisions for BVRJ contingencies.

Net worth
On December 31, 2007, BM&F net worth was BRL1,339.3 million. It was comprised of capital stock (BRL909.7 million, or 67.9%), revaluation reserve (BRL24.7 million, or 1.8%), legal reserve (BRL3.5 million, or 0.3%), and bylaws reserve (BRL401.4 million, or 30%).



PRO FORMA UNAUDITED STATEMENTS OF INCOME OF THE 2007 AND 2006 CONSOLIDATED RESULTS

BRL million

	9M07	4Q07	2007	2006	Var. (%)
Operating revenues	**473.1**	**141.9**	**615.0**	**432.3**	42.3
Trading and/or settlement systems	**458.4**	**137.9**	**596.2**	**421.9**	41.3
Derivatives	435.6	130.7	566.3	398.0	42.3
Foreign exchange	16.4	4.9	21.3	16.8	27.0
Securities	0.7	0.2	0.9	1.0	(8.1)
Brazilian Commodities Exchange	4.7	1.6	6.2	5.8	6.9
BM&F Settlement Bank SA	**1.0**	**0.5**	**1.4**	**0.3**	405.6
Other operating revenues	**14.7**	**4.0**	**18.7**	**10.4**	80.2
Market data	7.3	2.5	9.8	6.7	46,7
Commodity classification fees	2.6	1.2	3.8	2.6	46.9
Other	4.9	0.3	5.2	1.2	346.2
Deductions	**(48.8)**	**(15.6)**	**(64.4)**	**(44.1)**	46.1
Transfer of fees—BOVESPA	(2.0)	(1.2)	(3.2)	(1.7)	91.2
PIS and COFINS taxes	(43.3)	(13.1)	(56.4)	(39.3)	43.5
ISS tax	(3.5)	(1.3)	(4.8)	(3.1)	54.1
Net revenue	**424.3**	**126.3**	**550.6**	**388.2**	41.8
Operating expenses	**(207.5)**	**(66.3)**	**(273.8)**	**(227.5)**	20.3
Administrative and general expenses					
Personnel expenses	(75.4)	(26.5)	(101.8)	(90.3)	12.7
Data processing	(57.4)	(16.8)	(74.2)	(51.0)	45.4
Depreciation and amortization	(12.4)	(3.2)	(15.6)	(15.5)	0.5
Outsourced services	(21.8)	(8.5)	(30.4)	(22.7)	34.0
Maintenance in general	(7.4)	(1.9)	(9.3)	(7.6)	22.1
Communications	(2.5)	(0.7)	(3.2)	(4.4)	(27.8
Leases	(2.4)	(0.8)	(3.3)	(2.5)	30.3
Supplies	(1.9)	(0.2)	(2.1)	(2.2)	(2.5)
Promotion and publicity	(9.5)	(2.4)	(11.9)	(12.8)	(7.5)
Taxes	(2.3)	(0.3)	(2.7)	(2.6)	1.6
Welfare	(1.2)	–	(1.2)	(1.2)	4.4
Directors' compensation	–	(1.6)	(1.6)	–	–
Other	(13.3)	(3.2)	(16.5)	(14.7)	12.6
Operating income	**216.8**	**60.0**	**276.8**	**160.6**	72.4
Financial income	**121.4**	**37.9**	**159.4**	**144.0**	10.7
Financial income	126.8	41.6	168.4	154.0	9.3
Taxes and contributions on financial investments	(0.1)	–	(0.1)	(1.6)	(91.1)
Financial expenses	(5.2)	(3.7)	(8.9)	(8.5)	5.1
Nonoperating income	**1.9**	**1.2**	**3.1**	**(3.3)**	N.A.
Nonoperating income	3.3	–	3.3	4.6	(27.7)
Nonoperating expenses	(1.5)	1.2	(0.3)	(8.0)	(96.4)
Net income before taxation on profit	**340.1**	**99.1**	**439.2**	**301.3**	45.8
Income and social contribution taxes	**(113.1)**	**(30.3)**	**(143.4)**	**(102.8)**	39.5
Provision for income tax	(83.1)	(22.3)	(105.4)	(75.6)	39.4
Provision for social contribution payable	(29.9)	(8.0)	(38.0)	(27.2)	39.4
Minority interest	**(2.1)**	**(0.5)**	**(2.6)**	**(1.3)**	106.9
Net income for the period	**225.0**	**68.3**	**293.3**	**197.2**	48.7
EBITDA	**229.2**	**63.2**	**292.4**	**176.1**	66.1

ACCOUNTING ADJUSTMENTS TO OBTAIN PRO FORMA FINANCIAL STATEMENTS

The unaudited pro forma consolidated financial statements were prepared based on audited and revised financial statements. Therefore, although the pro forma consolidated financial statements are not audited, the historical financial statements that generated the pro forma consolidated financial statements were properly audited and revised by KPMG Auditores Independentes.
The main tax and operational effects resulting from demutualization, as of October 1, 2007, are summarized below.

Termination of operational enhancement programs for members
The operational enhancement programs for former members, as well as transfers of revenue to institutional funds, were eliminated. Through the operational enhancement programs, a substantial portion of the revenue was allocated to support and foster the intermediation activities conducted by former members. As a result of demutualization, these programs were eliminated, resulting in a significant increase in net revenue.

PIS, COFINS and ISS taxes
After demutualization, and beginning on October 1, 2007, BM&F revenue became subject to the payment of PIS and COFINS, while the revenue originating from certain services rendered became subject to the payment of ISS. According to the decision of the Board of Directors, the fees charged for the utilization of trading, registration and settlement services were increased as of October 1, 2007, in order to offset the effects of the new tax system.

Income tax and social contribution
As a result of the new taxation regime, BM&F SA became subject to income tax and social contribution at the rates of 25% and 9%, respectively, calculated on our taxable income through the actual profit taxation system. Before demutualization, income tax was only withheld at source on the financial income and recorded as an expense in the "taxes and contributions on financial investments" line in the historical consolidated financial statements, at rates ranging between 15% and 22.5% depending on the term of investments. After demutualization, BM&F SA has become able to offset withheld income tax on financial income with income tax and social contribution calculated on the actual profit system.

ANALYSIS OF THE 2007 ECONOMIC AND FINANCIAL PERFORMANCE

Gross operating revenues
BM&F SA operating revenues increased by 42.3%, or BRL182.7 million, from BRL432.3 million to BRL615 million. The major factors behind this growth were:

(a) A 50.9% increase in the average daily volume of derivatives traded and settled in the BM&F SA systems, which grew from 1,152,734 contracts traded per day in 2006 to 1,740,261 in 2007. This growth was partially offset by a fall in the average fee per contract, from BRL1.40/contract in 2006 to BRL1.32/contract in 2007. Considering that the increase in the number of contracts traded more than offset the decrease in the average fee per contract, the revenues from derivatives grew 42.3%, or BRL168.3 million, from BRL398 million to BRL566.3 million.

(b) A 42.7% growth in the average daily financial volume of the Foreign Exchange Clearinghouse, which grew from BRL3,853.7 million per day in 2006 to BRL5,497.3 million in 2007. This larger volume increased the revenues from FX transactions by 26.8%, or BRL4.5 million, from BRL16.8 million to BRL21.3 million.

(c) A broader user base at the BM&F Settlement Bank SA, together with an expansion in the range of services it renders. This is particularly true after the BM&F demutualization, when several market



participants could use its services, to which they had no access before. This made the revenues of the BM&F Settlement Bank SA increase from BRL0.3 million to BRL1.4 million.

(d) A 46.7% increase in market data vending revenues, or BRL3.1 million, from BRL6.7 million to BRL9.8 million, was achieved. This was notably the result of the increased number of terminals installed in Brazil and abroad and of companies that were authorized to broadcast BM&F SA market data, which grew from 25 to 31.

(e) A growth in other operating revenues, from BRL1.2 million to BRL5.2 million. This was due to favorable court decisions to BM&F SA and also to the reversal of provisions for contingencies.

Deductions
Income deductions grew 46.1%, or BRL20.3 million, from BRL44.1 million to BRL64.4 million. This is basically due to the taxation—PIS, COFINS and ISS taxes—to which BM&F SA operating revenues are subject.

Net revenue
As a result of the foregoing, the BM&F SA net revenue grew 41.8%, or BRL162.4 million, from BRL388.2 million to BRL550.6 million.

Operating expenses
BM&F SA operating expenses were increased by 20.3%, or BRL46.3 million, from BRL227.5 million to BRL273.8 million. This was mostly due to:

(a) A 12.8% increase in personnel expenses, or BRL11.5 million, from BRL90.3 million to BRL101.8 million. This was primarily due to an increase in staff from 530 on December 31, 2006, to 565 on December 31, 2007, in addition to an increase in salaries as a result of the renegotiation of the annual collective bargaining in August 2006.

(b) A 45.4% increase in data processing expenses, or BRL23.2 million, from BRL51 million to BRL74.2 million. The increase in expenses for technology derived principally from expenditures for modernization of the technology structure, maintenance of mainframe-related software and investments in the development of software for the new electronic trading platform. A portion of our expenditures and investments in software and other investments related to the technology area was recorded as expenses on the financial statements;

(c) A 34% increase in third party services, or BRL7.7 million, from BRL22.7 million to BRL30.4 million. Expenses from third party services include fees of legal counsel, auditors, consulting firms and others. demutualization and IPO processes contributed to an increase in expenses from these services. Enhancing internal financial control systems also required hiring a specialized consulting company, contributing to an increase in these expenses.

Operating income
As a result of the foregoing, BM&F SA operating income grew 72.3%, or BEL116.2 million, from BRL160.6 million to BRL276.8 million. The operating margin was up 21.5%, from 41.4% to 50.3%.

Financial income
Financial income grew 10.7%, or BRL15.4 million, from BRL144 million to BRL159.4 million. The funds available for short-term financial investments derive from the results of operations and also from collateral pledged in cash by the Clearinghouse participants. For accounting purposes, this collateral is included on the balance sheet both as current assets and current liabilities. In 2006, the average balance available for short-term financial investment was BRL1,023.6 million, of which BRL1,011 million corresponded to BM&F SA own funds and BRL192.6 corresponded to cash collateral. The average CDI rate was 15% per annum. In 2007, the average balance available for short-term financial investments was BRL1,360.2

million, of which BRL1,132.6 million corresponded to BM&F SA own funds and BRL227.6 million corresponded to collateral in cash pledged by third parties. In 2007, the average CDI rate was 11.8% per annum.
Financial income increased 9.3%, or BRL14.4 million, from BRL154 million to BRL168.4 million. Taxes paid on short-term financial investments reduced 91.1%, or BRL1.5 million, from BRL1.6 million to BRL0.1 million, primarily due to adjustments to the provisions for payment of income tax, in accordance with the Brazilian tax system, where tax rates decrease according to the term of maturity of the investments.

Nonoperating income
Nonoperating income increased BRL6.4 million, from a negative BRL3.3 million to a positive income of BRL3.1 million. In 2006, a BRL5.5 million provision was recorded for the repurchase of access permits to the trading floor from former members. This was a nonrecurring event and, therefore, was not present in 2007, thus causing the nonoperating income to increase.

Net income before taxation on profit
As a result of the foregoing, net income before taxation on profit grew 45.8%, or BRL137.9 million, from BRL301.3 million to BRL439.2 million.

Provision for income tax and social contribution
Considering the change verified in net income before taxation on profit, provision for income tax and social contribution increased at the same proportion between the end of the fiscal years of 2006 and 2007, or 39.5%, from BRL102.8 million to BRL143.4 million.

Minority interest
Minority interest grew 106.9%, or BRL1.3 million, from BRL1.3 million to BRL2.6 million. This performance resulted mainly from an increase in the earnings the Brazilian Commodities Exchange, 50.1% of which is controlled by BM&F SA.

Net income
Net income grew 48.7%, or BRL96 million, from BRL197.2 million to B RL293.3 million. The net income margin was up 2.5%, from 50.8% to 53.3%.

EBITDA
EBITDA is a measure for net income adjusted by depreciation and amortization expenses, net financial results and income and social contribution taxes. EBITDA is not a measurement recognized under the accounting practices adopted in Brazil. . EBITDA should not be considered as an alternative to cash flow as an indicator of liquidity or as an alternative to net income or loss as an indicator of operating performance. EBITDA does not have standardized meanings and may not be comparable to similarly-titled measures as used by other companies.
BM&F SA EBITDA increased 66.1%, or BRL116.3 million, from BRL176.1 million in 2006 to BRL292.4 million in 2007. EBITDA margin grew 11.7%, from 45.4% to 53.1%.

PROSPECTIVE DEVELOPMENTS

BM&F SA is in the process of finalizing the development of a new electronic trading platform for exchange traded-derivatives (futures and options) in accordance with world-class international technology standards. The major advantages of the new platform are cost reduction and increased connectivity, which will allow for the linkage of trading systems and computer-based trading strategies.

As the recent advances in the application of information technology in the international securities and derivatives markets attest to, electronic means of communication will lead BM&F SA business to a strong and sustained growth. The new platform will also allow new services to be implemented, the



highlight being the order routing agreement signed with the CME Group, whose Globex network, with 100,000 terminals, will help distribute BM&F SA products worldwide.

The FX Clearinghouse plans to initiate spot US Dollar transactions through the electronic system and introduce trading in Euro.

In 2008, BM&F will try to avail itself of the good liquidity expansion momentum occurred in 2007 to boost initiatives towards major market participants, through the launch of the following products:

- Sovereign credit default swaps;
- Futures on the Brazilian Real/Japanese Yen exchange rate;
- Nonstandardized derivatives (DNP);
- Metal forwards;
- Currency forwards;
- Flexible options on the Real/Euro exchange rate;
- Mini spot gold;
- Carbon trading (in partnership with the São Paulo State Government);
- New corn futures and basis price contracts;
- New export cotton futures contract;
- Brazilian commodity index;
- Improvements in the coffee futures market;
- Reassessment of the fee structure for classification services and transactions.



CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2007

BRL million

Assets		Liabilities	
Current assets	**1,609.9**	**Current liabilities**	**679.6**
Cash and cash equivalents	1,387.8	Collateral from transactions	404.7
Financial investments	144.1	Suppliers	11.1
Accounts receivable	14.0	Provision for taxes and contributions payable	41.1
Other credits	58.8	Salaries and social security charges	13.1
Allowance for doubtful accounts	0.0	Other accounts payable	209.7
Prepaid expenses	5.2		
		Noncurrent liabilities	99.7
Noncurrent assets	**382.1**		
		Long-term liabilities	
Long-term assets		Provision for contingencies	99.4
Financial investments	348.6	Other accounts payable	0.4
Other credits	15.0		
Allowance for doubtful accounts	(6.4)		
Judicial deposits	24.3	**Minority interest**	14.3
Prepaid expenses	0.6		
Permanent assets	**140.9**	**Net Worth**	1,339.3
		Capital	909.7
Investments	**14.4**	Revaluation reserve	24.7
Interest in subsidiaries	0.0	Legal reserve	3.5
Other investments	14.4	Bylaws reserve	401.4
Fixed assets	**126.5**		
Property for use	140.9		
Equipment and facilities	105.3		
Other	32.1		
Accumulated depreciation	(151.8)		
Deferred charges	**0.1**		
Total assets	**2,133.0**	**Total liabilities**	**2,133.0**



This release may contain forward-looking statements concerning business outlook, estimates of operating and financial results and growth projections of BM&F. Such statements are based exclusively on the expectations of the management of BM&F about the future of the business and its continuing ability to access capital markets to finance the Company's business plan. Such future considerations are highly sensitive to changes in the capital markets, governmental and regulatory rules, the competitive landscape and other factors related to the sector and the Brazilian economy, including the other risk factors highlighted in documents previously filed by BM&F, and are, therefore, subject to change without notice.

BM&F BRASIL

Bolsa de Mercadorias & Futuros

ABERTA PARA O MUNDO

Notice to Shareholders
12/28/2007

www.bmf.com.br



Payment of Interest on Equity

BOLSA DE MERCADORIAS & FUTUROS-BM&F SA (Corporation) informs its shareholders that, on December 28, 2007, the Board of Directors decided to pay interest on equity in the total amount of R$15,010,169.13, corresponding to R$0.0165 per share, with effective payment in the net amount of R$0.014025 per share, with a 15% income tax withheld at source, except for the shareholders that are legal persons exempt from said taxation, which shall receive payment based on the stated gross amount. It was further decided that the interest on shareholders' equity shall be imputed to the mandatory dividends and that the payment of interest on equity shall be based on the shareholder position on December 31, 2007, and effected on January 15, 2008. Lastly, it was decided that, as of January 2, 2008, the Company's shares will trade without right to this payment of interest on equity (i.e. ex-IOE).

São Paulo, December 28, 2007

Cordially,

João Lauro Pires Vieira do Amaral
Investor Relations Officer

For further information please contact

Investor Relations
Tel.: 55 11 3119-2543
E-mail: ri@bmf.com.br/ir@bmf.com.br
Site: www.bmf.com.br/ir

Brazilian Mercantile & Futures Exchange-BM&F SA



Public Meeting with Analysts
São Paulo, 03/24/2008

BMEF3 NOVO MERCADO BOVESPA BRASIL

itag Índice de Ações com Tag Along Diferenciado

igc ÍNDICE DE AÇÕES GOVERNANÇA CORPORATIVA BOVESPA - BRASIL

BM&F BRASIL

Forward Looking Statements

This presentation may contain certain statements that express the management's expectations, beliefs and assumptions about future events or results. Such statements are not historical fact, being based on currently available competitive, financial and economic data, and on current projections about the industries BM&F works in.

The verbs "anticipate," "believe," "estimate," "expect," "forecast," "plan," "predict," "project," "target" and other similar verbs are intended to identify these forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from those projected in this presentation and do not guarantee any future BM&F performance.

The factors that might affect performance include, but are not limited to: (i) market acceptance of BM&F services; (ii) volatility related to (a) the Brazilian economy and securities markets and (b) the highly-competitive industries BM&F operates in; (iii) changes in (a) domestic and foreign legislation and taxation and (b) government policies related to the financial and securities markets; (iv) increasing competition from new entrants to the Brazilian markets; (v) ability to keep up with rapid changes in technological environment, including the implementation of enhanced functionality demanded by BM&F customers; (vi) ability to maintain an ongoing process for introducing competitive new products and services, while maintaining the competitiveness of existing ones; (vii) ability to attract new customers in domestic and foreign jurisdictions; (viii) ability to expand the offer of BM&F products in foreign jurisdictions.

All forward-looking statements in this presentation are based on information and data available as of the date they were made, and BM&F undertakes no obligation to update them in light of new information or future development.

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities where such offer or sale would be unlawful prior to registration or qualification under the securities law. No offering shall be made except by means of a prospectus meeting the requirements of the Brazilian Securities Commission CVM Instruction 400 of 2003, as amended.

BM&F BRASIL

Agenda

- Operating Results
- Milestones and New Initiatives
- Financial Results

Agenda

Operating Results

Robust Derivatives Volume Growth in 2007


Average Daily Trading Volume
Thousand contracts
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
334
398
425
483
737
801
1,153
1,740
+51%
2000
2001
2002
2003
2004
2005
2006
2007

- Growth rates of all the major products were higher than 30% in 2007

Interest rates in BRL	+39%
FX rates	+78%
Indices*	+108%
Interest rates in USD	+37%
Commodities	+70%
WebTrading & OTC	+30%

* On April 17, 2006, the size of the contracts based on the Ibovespa stock index was divided by 3.

ADTV of Major Contracts

Interest rates in BRL



1,400
1,200
1,000
800
600
400
200
0
4Q06
1Q07
2Q07
3Q07
4Q07
jan-mar 08

FX rates



600
500
400
300
200
100
0
4Q06
1Q07
2Q07
3Q07
4Q07
jan-mar 08

Interest rates in USD



120
100
80
60
40
20
0
4Q06
1Q07
2Q07
3Q07
4Q07
jan-mar 08

Indices



140
120
100
80
60
40
20
0
4Q06
1Q07
2Q07
3Q07
4Q07
jan-mar 08

BM&F BRASIL

Average Daily Trading Volume

NUMBER OF TRADED CONTRACTS – AVERAGE DAILY

MONTH	09/07	10/07	11/07	12/07	01/08	02/08	03/08 *
IBOVESPA FUTURE	83,652	122,794	102,849	88,689	85,896	98,696	81,240
ID FUTURES	791,344	908,099	578,742	571,618	582,769	736,278	1,365,954
IDxUSD FRA	83,083	74,234	69,442	93,381	70,511	89,378	54,055
USD FUTURES	301,747	370,125	404,397	316,932	361,429	341,154	368,773
AGRICULTURAL	13,229	12,436	11,468	9,774	11,249	13,274	12,069
OTHER (WITHOUT MINIS)	284,480	268,293	272,965	247,491	298,645	337,946	641,568
TOTAL (WITHOUT MINIS)	1,557,536	1,755,980	1,439,862	1,327,885	1,410,499	1,616,726	2,523,659

* Updated to 03/17/2008

Evolution of Agricultural Contracts



million of contracts
2.4
2.1
1.8
1.5
1.2
0.9
0.6
0.3
0.0
0.0 0.1 0.1 0.1 0.1 0.3 0.3 0.4 0.6 0.7 0.7 0.8 0.8 1.1 1.1 1.4 2.2
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Records in 2007

- **Trade contracts increased 64% over 2006.**
- **Trading value reached US$ 24.3 billion, a 97% increase over 2006.**
- **Performance above the global peers (around 25%).**
- **The open interest doubled between 2005 and 2007, from 42 thousand to 84 thousand.**

Other 2007 Operating Highlights

- 2007 FX interbank spot market ADTV: BRL5.5 billion (+42.7%)
- Cotton classification: 1.6 million bales (+24.9%)
- Coffee grading: 1.1 million bags (+11.1%)
- Soybean: Physical delivery reached 6% of total volume (3.5% in 2006)
- Market data: Increase in number of terminals in Brazil and abroad and of vendors authorized to broadcast BM&F SA data (25 to 31)
- BM&F Settlement Bank SA: Client base expansion and broader array of products and services

Constant Increase of RPC



1.50
1.45
1.40
1.35
1.30
1.25
1.20
1.15
4Q06
1Q07
2Q07
3Q07
4Q07
Jan-Mar 08*

* Updated to 03/17/2008

Theoretical RPC

R$	4Q06	1Q07	2Q07	3Q07	4Q07	Jan-Mar 08 *
Interest rate in BRL	0.983	1.031	0.988	1.049	1.088	1.097
FX Rates	2.329	2.226	2.071	1.937	1.847	1.858
Indices	1.304	1.279	1.521	1.668	2.013	2.149
Interest rates in USD	1.038	1.108	0.964	0.891	1.032	1.140
Commodities	3.185	2.921	3.266	3.590	3.670	3.307
OTC	2.733	2.995	2.215	1.962	2.408	1.852
WebTrading	0.037	0.034	0.054	0.069	0.105	0.154
Total	1.285	1.304	1.274	1.320	1.416	1.453

For comparison purposes, gross-up of taxes on revenues was applied to average fee per contract prior to 4Q'07, in order to reflect change in tax system after demutualization

* Updated to 03/17/2008

ADTV and Cost per Contract



1.17
1.00
0.85
0.64
805
852
1,167
1,740
1,548
2,571
2004
2005
2006
2007
Jan-Feb 08
Mar/08*
Average Daily Trading Volume (thousands of contracts)
Operating expenses(R$)/total of trading contracts
*Updated to 03/17

Exchange Fee for Contract- Opened by maturity

ID FUTURES AVERAGE EXCHANGE FEE (R$) – Jan to Mar* 2008			
	REGULAR	DAY TRADE	TOTAL
1st maturity	0.18048	0.04460	0.15337
2nd maturity	0.37221	0.13290	0.34850
3rd maturity	0.67688	0.21364	0.62029
4th maturity	0.98251	0.33834	0.85213
5th maturity +	1.36152	0.47701	0.94937
TOTAL	1.15166	0.45731	0.86925

* Updated to 03/17/2008

BM&F BRASIL

Exchange Fee for Contract- Opened by maturity

IDxUSD FRA AVERAGE EXCHANGE FEE (R$) – Jan to Mar* 2008			
	REGULAR	DAY TRADE	TOTAL
1st maturity	0.27127	0.13210	0.25187
2nd maturity	0.52141	0.26215	0.38027
3rd maturity	0.83322	0.42787	0.77861
4th maturity	1.36247	0.70060	1.28063
5th maturity +	2.52816	1.25892	2.32250
TOTAL	1.46214	0.77997	1.35286

* Updated to 03/17/2008

Derivatives Fee Structure

- Exchange fees are impacted by the maturity of the contracts traded
- Exchange fees for products linked to the USD are impacted by FX rate movements (BRL/USD1)
- Permanence fees increase on a linear basis with the position holding period
- Fee discounts on day trades:
  - 35% for ID futures
  - 50% for IDxUSD FRA and USD futures
  - 25% for Ibovespa futures
- 25% discount for institutional investors who hold 10,000 or more BM&F SA shares

Exchange Fee Calculation

ID Futures

Regular trade

$$\left\{100{,}000 \mathrm{x} \left[\left(1+\frac{0.00225}{100}\right)^{\frac{N}{252}}-1\right] \mathrm{x} 0.95\right\} \mathrm{x}\ 0.75$$

DAY TRADE = 35% of regular trade value

IDxUSD FRA

Regular trade

$$\left\{50{,}000\, x \left[\left(\frac{0.0027}{100} \mathrm{x} \frac{cd}{360}\right)\right] x\, 0.95\right\} x\, 0.75\, x\ \ USD$$

DAY TRADE = 50% of regular trade value

BM&F BRASIL

Exchange Fee Calculation

Ibovespa Futures

REGULAR TRADE: BRL4.50 or 0.0032% of contract size, whichever is the smaller

EX: Contract value for 60,000 points
Point value = BRL1.00
0.0032% x 60,000 = 1.92
Exchange fee = 1.92 (lower than BRL4.50)

DAY TRADE= 25% of regular trade value

USD Future

$$= 1.15 \times \frac{\text{Size}}{50{,}000} \times \text{USD} \times 0.75$$

DAY TRADE = 50% of regular trade value

Exchange Fee Calculation

Agricultural Futures

Sugar	= US$ 0.61 per contract
Cotton	= US$ 0.76 per contract
Calfs	= R$ 2.23 per contract
Live cattle	= R$ 3.34 per contract
Arabica coffee	= US$ 0.60 per contract
Conillon coffee	= US$ 1.50 per contract
Ethanol	= US$1.68 per contract
Corn	= R$ 0.32 per contract
Soybean	= US$ 0.12 per contract

DAY TRADE = 30% of regular trade value

Agenda

Milestones and New Initiatives

Milestones

- Demutualization
- General Atlantic LLC partnership
- IPO
- CME Group partnership: Cross investment and order routing agreement
- Beginning of BM&F/BOVESPA discussions on a potential integration

New Projects and Products

- New electronic trading platform and connectivity through FIX
- DMA for USD spot market participants
- DMA to SISBEX for mutual funds managers
- New OTC facility

BM&F BRASIL

New Projects and Products

- Forwards and options on metals
- Futures on Brazilian sovereign CDS
- BRL/Euro spot market and flexible options
- Forwards on currency pairs
- Yen/BRL futures and flexible options
- Carbon market auctions
- Implementation of derivatives based on Brazilian commodity index

Strategic Partnership with CME Group

- Cross investment through an exchange of shares
- BM&F SA will acquire a direct stake in CME Group of 1,189,066 shares
- CME Group has became the largest BM&F SA shareholder with a stake of 101,078,580 shares
- Transaction approved at Special Shareholders' Meeting held on February 26, 2007

Strategic Partnership with CME Group

- Order routing agreement
- CME Globex customers will be able to trade BM&F SA products electronically
- BM&F SA products will be listed on CME Globex on 3Q'08
- BM&F SA customers will be able to trade Chicago Mercantile Exchange (CME) products on 4Q'08
- Partnership will increase global distribution of BM&F SA products
- BM&F SA will become a CME super-clearing member
- Agreement includes collateral management abroad
- The agreement envisages the product overlap between the two Exchanges.

DMA Development


USER
DISTRIBUTION
INTERMEDIARY
(CM/BROKER)
BM&F
GTS
NETWORK
Open Outcry
MMTP
Interface
GTS Center of
Negotiation
System
FIX
Gateway
New GTS Center

New center:

- Strategic independence
- New projects
- Speed / Memory processing
- Licensing cost
- Capacity X "linear" CAPEX


USER
DISTRIBUTION
INTERMEDIARY (CM/BROKER)
BM&F
GTS / GL-Trade
Open Outcry
Traditional DMA
FIX
NETWORK
FIX
Pure DMA
FIX
Logical Link
NETWORK
MMTP Interface
GTS Center of Negotiation System
FIX Gateway
New GTS Center
Network exponential benefit
FIX
International DMA Provider

New center:
- Strategic independence
- New projects
- Speed / Memory processing
- Licensing cost
- Capacity X "linear" CAPEX


BM&F BRASIL
USER
DISTRIBUTION
INTERMEDIARY (CM/BROKER)
BM&F
GTS / GL-Trade
Open Outcry
Traditional DMA
FIX
NETWORK
FIX
NETWORK
Pure DMA
FIX
Logical link
Interface MMTP
GTS Center of Negotiation System
FIX Gateway
New GTS Center
Network exponential benefit
FIX
International DMA Provider
World biggest net of distribution of derivatives
GLOBEX
CME GLOBEX
Logical link
New center:
•Strategic independence
•New projects
•Speed / Memory processing
•Licensing cost
•Capacity X "linear" CAPEX

CME Group Agreement Enhances Global Presence of BM&F SA Products


Global distribution, 4 continents
Thousands of trading terminals
Mostly local distribution
66 brokerage firms
670 GTS terminals

Agenda

Financial Results

Pro Forma Results

R$ Thousand

	2004	2005	2006	2007	%
OPERATING REVENUES	385,481	377,715	432,274	614,982	42.27
OPERATING NET REVENUE	346,553	339,778	388,196	550,601	41.84
OPERATING EXPENSES	(229,549)	(209,136)	(227,549)	(273,782)	20.32
OPERATING INCOME	117,004	130,642	160,647	276,819	72.37
FINANCIAL INCOME	85,623	113,159	143,983	159,356	10.68
NONOPERATING INCOME	925	2,995	(3,341)	3,051	-
INCOME BEFORE TAXES	203,552	246,796	301,289	439,228	45.78
INCOME TAX	(50,986)	(62,116)	(75,586)	(105,408)	39.45
SOCIAL CONTRIBUTION	(18,373)	(22,380)	(27,228)	(37,964)	39.43
NET INCOME	135,251	162,445	197,216	293,251	48.70
EBITDA	161,168	148,910	176,179	292,400	65.97

OPERATING MARGIN	33.76%	38.45%	41.38%	5028%
NET MARGIN	39.03%	47.81%	50.80%	53.26%
EBITDA	46.51%	43.83%	45.36%	53.11%

Note: Non-recurring adjustments were made only in 4Q07

Operating Revenue and Net Income Evolution

R$ Thousand



700,000
600,000
500,000
400,000
300,000
200,000
100,000
-
2004
2005
2006
2007
-2.01%
14.44%
42.27%
OPERATING REVENUE
20.11%
21.40%
48.70%
NET INCOME

Pro Forma and Adjusted Results

BRL million	2006	2007	Var.%	4Q'07
Gross revenues	432.3	615.0	42.3	141.9
Deductions	(44.1)	(64.4)	46.1	(15.6)
Net revenues	388.2	550.6	41.8	126.3
Operating expenses	(227.5)	(273.8)	20.3	(66.3)
Operating income	160.7	276.8	72.3	60.0
Financial income	144.0	159.4	10.7	37.9
Income before taxes	301.3	439.2	45.8	99.1
Net income	197.2	293.3	48.7	68.3
EBITDA	176.2	292.4	66.0	63.2
EBITDA margin	45.4%	53.1%	+7.7bp	50.1%
Operating margin	41.4%	50.3%	+8.9 bp	47.5%
Net margin	50.8%	53.3%	+2.5 bp	54.1%

Cash (Net)

CASH AND CASH EQUIVALENTS + FINANCIAL INVESTMENTS	R$ 1,880,559.00
COLLATERAL FROM TRANSACTIONS	R$ (404,711.00)
LIABILITIES – BM&F SETTLEMENT BANK SA	R$ (209,711.00)
CASH (NET)	R$ 1,266,137.00

BM&F BRASIL

Balance Sheets at December 31, 2007

BRL million

Assets		
Current assets	**1,609.9**	75.5%
Cash and banks	1,387.8	
Financial investments	144.1	
Other credits	78.0	
Long-term assets	**382.1**	17.9%
Financial investments	348.6	
Other credits	33.5	
Permanent assets	**140.9**	6.6%
Investments	14.4	
Fixed assets	126.5	
Deferred assets	**0.1**	
Total assets	**2,133.0**	100.0%

Liabilities		
Current liabilities	**679.6**	31.9%
Cash collateral	404.7	
Accounts payable	65.2	
Deposits received by Settl. Bank	209.7	
Long-term liabilities	**99.8**	4.7%
Provisions for Contingencies	99.8	
Minority interest	**14.3**	0.6%
Stockholders' equity	**1,339.3**	62.8%
Capital	909.7	
Revaluation reserve	24.7	
Legal reserve	3.5	
Bylaws reserve	401.4	
Total liabilities	**2,133.0**	100.0%

Appendix – 4Q'07 Results Reconciliation

4Q07 Adjusted Results
Discussion of Nonrecurring Items

- **Operating revenues:** Revenues obtained from fines applied to the violation of the BM&F SA Ethics Code, in the amount of BRL0.9 million, were excluded
- **Operating expenses:** Costs related to the IPO, in the amount of BRL10.8 million, were excluded
- **Financial income:** Expenses related to the CPMF tax, applicable to cash transfers from BM&F Association to BM&F SA for spin-off purposes upon demutualization, in the amount of BRL4.7 million, were excluded
- **Nonoperating income:** Capital gains from the sale of a stake in Bovespa Holding SA, in the amount of BRL15.8 million, were excluded
- **Income tax and social contribution:** The amounts of these taxes were recalculated based on the net income adjusted by the above alterations

4Q07 Adjusted Results
Nonrecurring Item Adjustment

BRL million	Reported	Nonrecurring	Adjusted	Var.%
Gross revenues	142.8	-0.9	141.9	-0.6
Net revenues	127.2	-0.9	126.3	-0.7
Operating expenses	(77.1)	+10.8	(66.3)	-14.0
Operating income	50.1	+9.9	60.0	+19.8
Financial income	33.2	+4.7	37.9	+14.1
Nonoperating Income	16.9	-15.8	1.1	-93.1
Income before taxes	100.3	-1.2	99.1	-1.1
Taxes	30.7	0.4	30.3	-1.3
Net income	69.1	-0.8	68.3	-1.1
EBITDA	53.3		63.2	18.6
EBITDA margin	41.9%		50.1%	8.2 bp
Operating margin	39.4%		47.5%	8.1 bp.
Net margin	54.3%		54.1%	-0.2 bp

END OF PRESENTATION

CFO: Marco Aurélio Teixeira

IRO: João Lauro Amaral

IR Manager: Bernardo Garcia

IR Website: www.bmf.com.br/ir

Investor Relations: +55 (11) 3119-2543

BM&F BRASIL

Brazilian Mercantile & Futures Exchange-BM&F SA



4Q'07 Earnings Conference Call

BMEF3 NOVO MERCADO BOVESPA BRASIL

itag Índice de Ações com Tag Along Diferenciado

igc Índice de Ações Governança Corporativa BOVESPA BRASIL

Forward Looking Statements

This presentation may contain certain statements that express the management's expectations, beliefs and assumptions about future events or results. Such statements are not historical fact, being based on currently available competitive, financial and economic data, and on current projections about the industries BM&F works in.

The verbs "anticipate," "believe," "estimate," "expect," "forecast," "plan," "predict," "project," "target" and other similar verbs are intended to identify these forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from those projected in this presentation and do not guarantee any future BM&F performance.

The factors that might affect performance include, but are not limited to: (i) market acceptance of BM&F services; (ii) volatility related to (a) the Brazilian economy and securities markets and (b) the highly-competitive industries BM&F operates in; (iii) changes in (a) domestic and foreign legislation and taxation and (b) government policies related to the financial and securities markets; (iv) increasing competition from new entrants to the Brazilian markets; (v) ability to keep up with rapid changes in technological environment, including the implementation of enhanced functionality demanded by BM&F customers; (vi) ability to maintain an ongoing process for introducing competitive new products and services, while maintaining the competitiveness of existing ones; (vii) ability to attract new customers in domestic and foreign jurisdictions; (viii) ability to expand the offer of BM&F products in foreign jurisdictions.

All forward-looking statements in this presentation are based on information and data available as of the date they were made, and BM&F undertakes no obligation to update them in light of new information or future development.

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities where such offer or sale would be unlawful prior to registration or qualification under the securities law. No offering shall be made except by means of a prospectus meeting the requirements of the Brazilian Securities Commission CVM Instruction 400 of 2003, as amended.

Agenda

Operating Results

Milestones and New Initiatives

Financial Results

Agenda

Operating Results

Robust Derivatives Volume Growth in 2007


Average Daily Trading Volume
Thousand contracts
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
334
398
425
483
737
801
1,153
1,740
+51%
2000
2001
2002
2003
2004
2005
2006
2007

- **Growth rates of all the major products were higher than 30% in 2007**

Interest rates in BRL	+39%
FX rates	+78%
Indices*	+108%
Interest rates in USD	+37%
Commodities	+70%
WebTrading & OTC	+30%

* On April 17, 2006, the size of the contracts based on the Ibovespa stock index was divided by 3.

ADTV of Major Contracts



Interest rates in BRL
FX rates
Interest rates in USD
Indices
Thousand contracts
1,400
1,200
1,000
800
600
400
200
0
600
500
400
300
200
100
120
100
80
60
40
20
140
4Q'06
1Q'07
2Q'07
3Q'07
4Q'07

Although Volumes Have Been Lower since 2Q'07, Average Fee per Contract Has Been Increasing



2,000
1,600
1,200
800
400
0
Thousand contracts
1.50
1.45
1.40
1.35
1.30
1.25
1.20
1.15
BRL
4Q'06
1Q'07
2Q'07
3Q'07
4Q'07
Jan'08
Average fee per contract
Average daily volume

2007 Breakdown of Derivatives Volumes and Revenues

Volumes



WebTrading 3.3%
OTC 0.7%
Commodities 0.6%
Interest rates in USD 5%
Indices 6.4%
FX rates 27.2%
Interest rates in BRL 56.8%

Revenues



Commodities 1.5%
OTC 1.2%
WebTrading 0.1%
Interest rates in USD 3.8%
Indices 7.9%
FX rates 41.2%
Interest rates in BRL 44.3%

Derivatives Fee Structure

- Exchange fees are impacted by the maturity of the contracts traded
- Exchange fees for products linked to the USD are impacted by FX rate movements (BRL/USD1)
- Permanence fees increase on a linear basis with the position holding period
- Fee discounts on day trades:
  - 35% for ID futures
  - 50% for IDxUSD FRA and USD futures
  - 25% for Ibovespa futures
- 25% discount for institutional investors who hold 10,000 or more BM&F SA shares

Interest Rate Fees Depend on the Time to Maturity of the Contract

ID futures regular trade

N<= 105 business days

$$\left\{100{,}000\text{x}\left[\left(1+\frac{0.00225}{100}\right)^{\frac{N}{252}}-1\right]\text{x}0.95\right\}\text{x } 0.75$$

***Day trade* = 35% of regular trade value**

IDxUSD FRA regular trade

N<= 300 calendar days

$$\left\{50{,}000\,x\left[\left(\frac{0.\,002}{100}\,\text{x}\frac{cd}{360}\right)\right]x\,0.95\right\}x\,0.75\,x\ \ USD$$

Day trade = 50% of regular trade value

Exchange Fees for Other Contracts Depend on Other Variables

USD futures regular trade

$$1.15x\frac{Size}{50.000} \text{ x } USD \text{ x } 0.95 \text{ x } 0.75$$

Day trade = 50% of regular trade value

Ibovespa futures regular trade

BRL4.50 or 0.0032% of contract size, whichever is the smaller

Contract value for 60,000 points
Point value = BRL1.00
0.0032% x 60,000 = 1.92
Exchange fee = 1.92 (lower than BRL4.50)

Day trade = 25% of regular trade value

Overall Average Fee per Contract Has Been Increasing

R$	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	Jan'08
Interest rate in BRL	0.983	1.031	0.988	1.049	1.088	1.125
FX Rates	2.329	2.226	2.071	1.937	1.847	1.976
Indices	1.304	1.279	1.521	1.668	2.013	2.021
Interest rates in USD	1.038	1.108	0.964	0.891	1.032	1.114
Commodities	3.185	2.921	3.266	3.590	3.670	3.579
OTC	2.733	2.995	2.215	1.962	2.408	2.803
WebTrading	0.037	0.034	0.054	0.069	0.105	0.153
Total	1.285	1.304	1.274	1.320	1.416	1.469

For comparison purposes, gross-up of taxes on revenues was applied to average fee per contract prior to 4Q'07, in order to reflect change in tax system after demutualization

Other 2007 Operating Highlights

- 2007 FX interbank spot market ADTV: BRL5.5 billion (+42.7%)
- Cotton classification: 1.6 million bales (+24.9%)
- Coffee grading: 1.1 million bags (+11.1%)
- Soybean: Physical delivery reached 6% of total volume (3.5% in 2006)
- Market data: Increase in number of terminals in Brazil and abroad and of vendors authorized to broadcast BM&F SA data (25 to 31)
- BM&F Settlement Bank SA: Client base expansion and broader array of products and services

Agenda

Milestones and New Initiatives

Milestones

- Demutualization
- General Atlantic LLC partnership
- IPO
- CME Group partnership: Cross investment and order routing agreement
- Beginning of BM&F/BOVESPA discussions on a potential integration

BM&F BRASIL

New Projects and Products

- New electronic trading platform and connectivity through FIX
- Development of DMA and algorithmic trading
- DMA for USD spot market participants
- Association with DMA providers (Reuters, Bloomberg, Marcopolo, etc.)
- Order routing through CME Globex
- DMA to SISBEX for mutual funds managers
- New OTC facility

BM&F's History of Innovation Continues

- Forwards and options on metals
- Futures on Brazilian sovereign CDS
- BRL/Euro spot market and flexible options
- Forwards on currency pairs
- Yen/BRL futures and flexible options
- Carbon market auctions
- Implementation of derivatives based on Brazilian commodity index

Direct Market Acess (DMA)



END USER
DISTRIBUTION
INTERMEDIARIES
CM/BROKER
BM&F SA
GTS/GL-Trade
ISV
Trading floor
NET
FIX
Traditional DMA
FIX
Pure DMA
NET
FIX
Logical link
MMTP
interface
GTS trading
system core
FIX
gateway
New GTS
core
Exponential network benefit
FIX
International
DMA provider
Largest derivatives distribution network
Globex
CME Globex
Logical link

Strategic Partnership with CME Group

- Order routing agreement
- CME Globex customers will be able to trade BM&F SA products electronically
- BM&F SA products will be listed on CME Globex on 3Q'08
- BM&F SA customers will be able to trade Chicago Mercantile Exchange (CME) products on 4Q'08
- Partnership will increase global distribution of BM&F SA products
- BM&F SA will become a CME super-clearing member
- Agreement includes collateral management abroad

CME Group Agreement Enhances Global Presence of BM&F SA Products


Global distribution, 4 continents
Thousands of trading terminals
Mostly local distribution
66 brokerage firms
670 GTS terminals

Strategic Partnership with CME Group

- Cross investment through an exchange of shares
- BM&F SA will acquire a direct stake in CME Group of 1,189,066 shares
- CME Group has became the largest BM&F SA shareholder with a stake of 101,078,580 shares
- Transaction approved at Special Shareholders' Meeting held on February 26, 2007

Agenda

Financial Results

Pro Forma and Adjusted Results

BRL million	2006	2007	Var.%	4Q'07
Gross revenues	432.3	615.0	42.3	141.9
Deductions	(44.1)	(64.4)	46.1	(15.6)
Net revenues	388.2	550.6	41.8	126.3
Operating expenses	(227.5)	(273.8)	20.3	(66.3)
Operating income	160.7	276.8	72.3	60.0
Financial income	144.0	159.4	10.7	37.9
Income before taxes	301.3	439.2	45.8	99.1
Net income	197.2	293.3	48.7	68.3
EBITDA	176.2	292.4	66.0	63.2

EBITDA margin	45.4%	53.1%	+7.7bp	50.1%
Operating margin	41.4%	50.3%	+8.9 bp	47.5%
Net margin	50.8%	53.3%	+2.5 bp	54.1%

Breakdown of Expenses


2006
BRL Million
Other expenses 8.1%
Personnel 39.7%
Depreciation & amortization 6.8%
Promotion & publicity 5.6%
G&A 7.3%
227.5
Outsourced services 10.0%
IT 22.4%


2007
Other expenses 8.1%
Personnel 37.2%
Depreciation & amortization 5.7%
Promotion & publicity 4.3%
G&A 6.5%
273.8
Outsourced services 11.1%
IT 27.1%

- **While net revenues increased 42% from 2006 to 2007, operating expenses grew only 20%**

Predominantly Fixed Cost Structure Permits Strong Operational Leverage


1.17
1.00
0.85
0.64
805
852
1,153
1,740
2004
2005
2006
2007
Average Daily Trading Volume (thousand contracts)
Operating expenses (BRL)/total number of contracts traded

Balance Sheets at December 31, 2007

BRL million

Assets			Liabilities		
Current assets	**1,609.9**	75.5%	**Current liabilities**	**679.6**	31.9%
Cash and banks	1,387.8		Cash collateral	404.7	
Financial investments	144.1		Accounts payable	65.2	
Other credits	78.0		Deposits received by Settl. Bank	209.7	
Long-term assets	**382.1**	17.9%	**Long-term liabilities**	**99.8**	4.7%
Financial investments	348.6		Provisions for Contingencies	99.8	
Other credits	33.5		**Minority interest**	**14.3**	0.6%
Permanent assets	**140.9**	6.6%	**Stockholders' equity**	**1,339.3**	62.8%
Investments	14.4		Capital	909.7	
Fixed assets	126.5		Revaluation reserve	24.7	
			Legal reserve	3.5	
Deferred assets	**0.1**		Bylaws reserve	401.4	
Total assets	**2,133.0**	100.0%	**Total liabilities**	**2,133.0**	100.0%

Appendix – 4Q'07 Results Reconciliation

4Q'07 Adjusted Results
Discussion of Nonrecurring Items

- **Operating revenues:** Revenues obtained from fines applied to the violation of the BM&F SA Ethics Code, in the amount of BRL0.9 million, were excluded
- **Operating expenses:** Costs related to the IPO, in the amount of BRL10.8 million, were excluded
- **Financial income:** Expenses related to the CPMF tax, applicable to cash transfers from BM&F Association to BM&F SA for spin-off purposes upon demutualization, in the amount of BRL4.7 million, were excluded
- **Nonoperating income:** Capital gains from the sale of a stake in Bovespa Holding SA, in the amount of BRL15.8 million, were excluded
- **Income tax and social contribution:** The amounts of these taxes were recalculated based on the net income adjusted by the above alterations

4Q07 Adjusted Results
Nonrecurring Item Adjustment

BRL million	Reported	Nonrecurring	Adjusted	Var.%
Gross revenues	142.8	-0.9	141.9	-0.6
Net revenues	127.2	-0.9	126.3	-0.7
Operating expenses	(77.1)	+10.8	(66.3)	-14.0
Operating income	50.1	+9.9	60.0	+19.8
Financial income	33.2	+4.7	37.9	+14.1
Nonoperating Income	16.9	-15.8	1.1	-93.1
Income before taxes	100.3	-1.2	99.1	-1.1
Taxes	30.7	0.4	30.3	-1.3
Net income	69.1	-0.8	68.3	-1.1
EBITDA	53.3		63.2	18.6
EBITDA margin	41.9%		50.1%	8.2 bp
Operating margin	39.4%		47.5%	8.1 bp.
Net margin	54.3%		54.1%	-0.2 bp



4Q07 CONFERENCE CALL TRANSCRIPTION

02/27/2008 – 2H30 P.M. (US)

Operator:

Good afternoon, ladies and gentlemen. At this time we would like to welcome everyone to the BM&F's 2007 earnings conference call. Today with us, we have Mr. Marco Aurélio Teixeira, CFO, and Mr. João Lauro do Amaral, Investor Relations Officer.

We would like to inform you that this event is being recorded and all participants will be in a listen-only mode during the Company's presentation. After BM&F's remarks are completed, there will be a question and answer session. At that time further instructions will be given. Should any participant need assistance during this call, please press *0 to reach the operator. There will be a replay facility for this call for one week.

Before proceeding, let me mention that forward-looking statements are based on the beliefs and assumptions of BM&F management, and on information currently available to the Company. They involve risks, uncertainties and assumptions because they relate to future events and therefore depend on circumstances that may or may not occur in the future.

Investors should understand that general economic conditions, industry conditions and other operating factors could also affect the future results of BM&F and could cause results to differ materially from those expressed in such forward-looking statements.

Now, I will turn the conference over to Mr. João Lauro do Amaral, who will start the presentation. Mr. João Amaral, you may begin the conference.

João Lauro do Amaral:

Thank you. Good afternoon, ladies and gentlemen. Welcome to the BM&F earnings release for 2007.

As you know, BM&F is the largest exchange in Latin America, largest derivatives exchange in Latin America; the fourth largest futures exchange in the world and the only futures and options exchange in Brazil that trades futures and options on interest rates, exchange rates, stock index as well as commodities.

It is a pleasure to announce a 48.7% consolidated net income growth, as well as a 41.8% net revenue growth. Let me just highlight some points in the period that I think are quite important.

The net income reached R$ 293.3 million in 2007, with some net income margin of 53.3%, a 41.8% growth in net revenue, which reached R$ 550 million in 2007, and a net income, in the 4Q, that reached R$ 69.1 million.

It is also important to know, and I will mention that later on in my presentation, that the net income for the quarter, adjusted, reached R$ 68.3 million.



So, let us focus on the presentation, starting on page five that you have in our webcast. Just to mention the robust derivatives volume growth in 2007. The average daily trading volume increased by 51% to 1.7 million contracts per day, and the growth rates of all the major products were higher than 30% in 2007.

As you may notice, the stock index showed a better increase because it is taking into account that the size of the contracts based on the Ibovespa stock index was divided by three on April 17, 2006.

The ADTV for the major contracts, on the next page, as we can see, shows a decrease in the interest rates in BRL, but a steady increase in FX rate and a steady volume for the stock index.

It is quite important to understand this breakdown of different contents, but it reflects on the average fee per contract, the rate per contract.

As we can see in page seven, the rate per contract is expanding over time, and that is related to the mix of products that we have here. Although, as you can see in this graph, we have a decrease on the volume, the rate per contract is increasing; and the reason for that is related to some discussions we will have on the following page.

As you may know, the breakdown of derivatives volume does not reflect directly and linearly on the breakdown of revenues. As you can see here, the interest rate, although it responds to 56% of the total volume last year, it responds only for 44% of the total revenues. And FX rate, although it responds for 27% of the volumes, it represents 41% of the revenues.

It is quite the same impact, although more discreet, on the stock index; and the reason for that is the derivatives structure. As you know, the revenues generated by the derivatives are composed by three different fees: the exchange fees, which comprise trading fees as well as currency fees, as well as the permanent fees, which is a fee that we charge for how long the contract remains as an open interest. The combination of these three different fees also reflects on the average fee per contract.

Of course, let me start by discussing the average fees for the interest rate contracts. As you can see on page ten, you have a formula for the cost of the contract; and you can see, interest rate fees depend on the time to maturity of the contract. As you know, the cost per contract is almost 0.25 b.p., but this is adjusted for the maturity of the contract. So, contracts that are short-term based represent less exchange fees for BM&F.

So, this impact has to do with a major reflection on our total revenues. Also, what will impact on the revenues generated by the contracts are the different profiles per trading. If it is a normal trading, or a day trading, they have discounts, and the discounts are different for each kind, each family, or each bucket of contract. So, the profile of the trading also impacts on the revenue behavior.

Also, it takes into account that institutional investors, the ones that have more than 10,000 shares of the exchange, are entitled to a discount in the exchange fees as well. So, this also impacts on the revenues that they generate. The more liquidity that you have of these institutional investors, the lesser is the revenue that you get per contract, because of the discount that they have.



Based on all that, we can jump to page 11 and see that the exchange fee for other contracts depends on other variables as well. So, while the interest rate fees per contract depend on the time to maturity of the contract, on the USD futures they depend as well on the USD exchange rate cost, and that also impacts on the rate per contract.

Finally, for the Ibovespa — for the stock index future —, that you can see on the bottom part of page 11, the fee per contract depends on the actual size of the contract, which is basically in function of how much the stock index is being traded at this point. That is also something that you have to have in account.

Well, the impact of that discussion is on page 12. As you can see, the overall average fee per contract has been increasing in the last quarter, and it continues to increase for January 2008. As you can see, on the average of R$ 1.32 for the year 2007, the 4Q07 showed an increase of R$ 0.10 to almost R$ 1.42 average rate per contract.

On page 12 we have the discussions that show exactly what we are trying to say. As you see, trading profiles with longer maturity on the interest rates in BRL, that means that the exchange fees that were R$ 0.98 in the 2Q07 expanded to R$ 1.08 in the 4Q07, reflecting that there is less activity in the short term and more activity in the longer term. This is important because sometimes, when you look at volumes on the exchange, you do not see the same amount of revenues, and that is very important to say.

For the FX rate, as you can see, fee is a major contribution to our revenue model, and not only they increased their participation in the mix of contracts, they also reflect on the average fee per contract. And the stock index is the same evolution as you can see, as the stock index increases value along time.

Other operating highlights, on page 13, as you can see, is the extension of the FX interbank spot market. The ADTV increased 42.7% to R$ 5.5 billion, which also reflects on the revenues generated by the FX cash market. The cotton grading as well as the coffee grading, the commodities grading activity also increased last year, and as you can see there is also a positive impact of market data due to the increasing number of terminals in Brazil as well as abroad and of vendors authorized to broadcast BM&F data.

The BM&F settlement bank also expanded its client base and created a broader array of products and services, generating more revenues in this line as well.

Let me mention some milestones and new initiatives that also preview a flavor of the drivers for growth for the next term. As you can see, this year of 2007 we have been to the demutualization of the exchange; then, as promised, we have the strategic partnership with General Atlantic; and then, we went to our Initial Public Offering in November.

We also delivered – yesterday it was approved by the general shareholders meeting – the CME Group partnership, with the cross investments as well as the combined order routing agreement. Finally, we will also mention that we started talks and discussions with Bovespa for a potential integration between the two exchanges.

In terms of drivers, it is important to see that we have some issues that are the key drivers for the growth of volumes and of the exchange in this year and the next year, which is the electronification base. With the new electronic trading platform, which will have more capacity, efficiency and speed, as well as connectivity, we will have that done by the 1Q08.

We will also develop, in the 2Q08, DMA — Direct Market Access — to rearrange the regulatory approval and the business model of the exchange in order to allow for the direct connection of high-frequency traders to BM&F. So, we are working on that and that is something that will be available by the end of the 2Q08.

We also will have, in the 2Q08, Direct Market Access for the participants in the USD spot market trading at BM&F for the interbank participants for this market, and therefore capturing more revenues not only on the currency fees of this FX cash market, but as well as on the trading.

We also have some talks and discussions with the international DMA providers, like GL Trade, Marco Polo Network, Reuters, as well as Bloomberg, in order to facilitate their connections to the exchange in this time.

The order routing through CME Globex is also to be effective for order routing of Brazilian products on the CME platform by the end of the 3Q08 and for listing CME products on Brazilian screens in the beginning of the 4Q08. So, as you know, this model routing goes two ways: one will start by listing our contracts on the CME Globex platform by the end of 3Q08 and the other way around by the beginning of the 4Q08.

That is basically what we have, but we also have some other DMA initiatives as well as on the Government's bonds trading, on the Securities cash pooling house, as you know, we will have mutual funds managers also accessing this trading. And, of course, the new OTC facility that we will launch where we will be championing the initiatives as ISDA did a couple of years ago, where BM&F will provide not only the registration system but a standard documentation, as well as acting as a calculation agent for them.

We will be delving into the credit derivatives universe by launching futures on Brazilian sovereign CDS, and if you can follow me on page 17, there is a forming of credit for swap which will be listed in the 1Q08. Then, we will have forwards and options on metal in the 2Q08, it will be an OTC market; we hope that by the 2H08 we will have BRL versus Euro spot market, as well as flexible option; and forwards on currency pairs, as well.

We will launch BRL against Yen exchange rate futures as well as flexible options; continue our initiatives on the carbon market auctions; and implement derivatives based on Brazilian commodity index.

Just to be more clear about the Direct Market Access, I would like you to follow me on page 18, and understand that, on the top of the page, you have the model as it is right now at BM&F which is basically the end users having to call the intermediary and this intermediary, either by accessing the trading floor or by inputting by keyboard trading



transactions on our electronic trading platform generates an order form and a trading inform.

What we are proposing is something in the line of the three other lines that you see there. One is the FIX and traditional DMA, where the users and potential users will connect to the BM&F pre-matching system, and to a FIX gateway and also routing order.

Of course we still need intermediary because of the regulatory requirements in Brazil. This intermediary will be acting much more on the privacy intermediation than on execution, although providing bases with this DMA model is autonomy, transparency and easy access to the exchange.

As you can see in the other two lines, we are also in connection talks with international DMA providers that can multiply the penetration of our market by connecting to their networks as well.

And finally, the largest derivatives distribution network, the CME Globex. As you can see, we will have a connection with CME and through them we will have the order routing to our systems through the Globex network.

As you know, the strategic partnership with CME comprises more than routing agreement. CME Globex customers will be able to trade BM&F products electronically, hopefully by the end of the 3Q08 and then BM&F products will be listed in this CME Globex screen.

Also, the customers of BM&F will be able to trade the Chicago Mercantile Exchange products in the beginning of the 4Q08 by trading on our order routing facility as well. The partnership will increase global distribution of BM&F products and there is also another initiative, which is BM&F becoming CME clearing member and CME also will be involved on helping to manage the collateral that will be collected abroad once we get the authorization from the Central Bank.

It is important to understand that at this moment, as you see on page 20, we have basically mostly locally distribution of our electronic trading system. They are 66 brokerage firms that have 670 terminals that do keyboard trading base. They get the order flow and then they transfer it to the exchange on a much more old-way approach. What we are proposing is the global distribution through the CME Globex as well as the DMA to have our products in four continents and thousands of trading terminals.

The CME strategic partnership also comprises a cross investment that was approved yesterday to which we do a swap of shares. This also implies that we will have a non-duplication of product agreement, which will mean that all the products that have underlying assets that are based in Brazilian assets or Central South American assets, will be listed priorly in BM&F.

So, BM&F will acquire direct stake in CME Group of 1,189,066 shares and will become 2.2% stake on CME and the seventh largest shareholders in CME. CME Group will become the largest BM&F shareholder with a stake of 101,078,580 and will have a 10% stake on BM&F and, as I mentioned, this transaction was approved at a special shareholders meeting held yesterday.



In terms of the financial result, it is important to see that the gross revenues of the Exchange amount to R$ 615 million. As you know, this encompasses the three quarters that we were a mutualized structure and only one quarter that we became a public company.

We have net revenues expanding 41.8% to R$ 550.6 million and a net income of R$ 293.3 million which represents an increase of 48.7% in the last year. This helps us to present very interesting margins: EBITDA margin of 53.1%, operating margins of 50.3% and a net margin of 53.3%.

The expenses also, the major expenses, personnel and IT, have a different profile this year. Personnel reduced a little bit and we had an increase in IT due to the investments to prepare for our initiatives of eletronifications and DMA.

It is important to understand that the net revenue increased 42% from 2006 to 2007 and the operating expenses grew only 20%. That allows us to present to you on page 25 the investments that we have in predominantly fixed cost structure for a gain in capacity that is pretty much strong operational leverage. As you can see, as the volume grew, the operating expenses per total number of contracts reduced.

The balance sheet that we can find on page 26 shows you our cash balance, which is, nowadays, R$ 1.2 billion and also the extraordinary results that we have related to the financial SISBEX system that we have here that is part of the cash that is related to the SISBEX system of BM&F.

Finally, I would like to point out to you the reconciliation that we had for the 4Q07 results. As you can see in the earnings report on page 29, the actual impact of the non-recurring expenses is basically netted out. As you can see, although we made some important results in non-operating income, by selling the participation at Bovespa Holding, it was more than offset by the operating expenses that increases related to the IPO as well as the demutualization.

As this was a non-recurring expense, as well as combined with the financial income that was impacted by the expenses related to the financial transaction tax from transferring the cash position of BM&F demutualized for the BM&F mutualized spin-off vehicle. It created a net effect of less than R$ 1 million and, therefore, the adjusted net income of BM&F is R$ 68.3 million, which is really our net income reported on the financial statement.

Well, it is also interesting to see that our net margin adjusted 54% and that we have been able to deliver and to over deliver regarding what we have shared during the IPO. So, I would like now to start the Q&A. Thank you very much, I have here the CFO, Marco Aurélio Teixeira to help me out with the doubts.

Ken Worthington, JP Morgan:

Hi. Good morning. A couple of questions. First, on the CME collateral agreement, can you update us on your expectations for timing there? I guess you need the CVM approval and can that get launched the same time as the CME running relationship?



João Lauro do Amaral:

Well, it is important to understand that the collateral agreement with CME is just something on top of what we have already asked for the Central Bank. First of all, what we are asking is to the Central Bank to approve the collateral departs abroad. As you know, for agricultural derivatives, we already have this authorization, so we are able to collect collateral as well as settled transactions that relates to ag derivatives in New York.

We are asking the Central Bank to extend that, we have presented our case, we have discussed that with them and we are just waiting for their approval. What we intend to do in the future with CME is that they will help to collect as well as to manage that collateral by transferring in the proper account and helping us to facilitate for foreign investors their collateral posting as exchange, and of course, collateral posting abroad.

But this project and this authorization is not a bottleneck for the CME or the routing agreement. It is just that it will facilitate and of course leverage the business of the exchange.

Ken Worthington:

Any idea on timing though? Two months, four months, two years?

João Lauro do Amaral:

Well, we are expecting the approval of the Central Bank, unfortunately we cannot forecast when they will deliver that approval. We were expecting that in the end of the last year. They keep on promising that they will analyze and that they will issue ruling on that as soon as possible, and therefore our expectation is that we will get that approval in the next quarter at most, but eventually, even sooner.

Ken Worthington:

Thanks. Where do we stand in terms of side-by-side trading? What products have been launched? Is that going to triple on the 2Q? If so, why? Just more color about the launches of the side-by-side trading.

João Lauro do Amaral:

We were just confirming the timing. As you know, we already started side-by-side last year in November, for the interest rate products. And basically they migrated very fast to the electronic platform. Nowadays they are basically trading 95% of the total volume as electronic platform and just 5% related to the call section of the many maturities at the end of the day. The brokers and the players still want to have a flavor of what is going on the trading floor at the end of the day.

So, the next product that we will launch will be the Ibovespa Stock Index and that will be for a full section of side-by-side trading that will happen by the end of the 1Q08. And the USD future will be the next product on the 2Q08. As we already have most of the trading of total commodities on the electronic platform, then we will have the full side-by-side trading in the 2Q.



The reason why the USD future will be left for the 2Q is because we are launching as well the DMA as the USD future, the USD cash market in the exchange, and we intend to combine the two initiatives together. So, we will have the DMA as the cash market for USD against BRL, which will capture OTC transaction and, at the same time, we will be launching side-by-side electronic trading of the future in the exchange rate.

Ken Worthington:

OK. Thank you. And then, just more details on CME. I do not think you are releasing what the pricing is, but can you talk about how the pricing actually works with CME. I see you are paying a fixed rate per contract. Does that rate decline over time as volumes increase? Somewhere what the NYMEX and CME relationship is. Can CME influence price or if you want to actually make pricing changes, does CME based on this relationship have any control or influence on what BM&F does to prices for these products?

And then, I guess lastly on the CME. How are you going to report the pricing? Are you going to report a kind of net number, or revenue net of the expenses, that you paid to CME as it grows and the reason I ask that is, you know, it would just be helpful to know how are you reporting, because I guess I want to know, can you raise price, are you planning on raising price around this to offset the fees being paid CME?

João Lauro do Amaral:

First of all: we cannot discuss the details of that particular agreement due to some confidentiality clauses. But what we can anticipate to you is that, on both sides of the transaction, whenever there is order routing, both of the sides will share revenue. The sharing of revenues is marginal on both cases and, in the case of the CME, is related to the trading fees that are generated by the order that comes through the Globex terminal.

For BM&F, it will be on the exchange fees that are generated by transactions done by Brazilian customers through our electronic terminals, the GTS. And they are not major impacts, the business model is more related to really provide an ongoing basis of partnership for both of the exchanges.

It is something that is quite important for the exchange also to measure the efficiency of this relationship, but definitely it should not have control on the pricing policy of the other exchange. So, either BM&F or CME can do whatever they want on the fees that they generate, in terms of raising this price that will not be influenced by the other exchange, so that is the one.

Basically, regarding the reporting of the fee generation, it will be as a deduction of the total revenue and just to avoid taxation on this revenue. That is the way that we will be reporting. We are working on that, on the report and how it will be presented, but probably we will present that as we present nowadays, the impacts of the revenue share agreement that we have with Bovespa, the one that we passed to them 10% of our exchange fees generated on the stock index trading.



And there is another point that Marco Aurélio mentioned, regarding the behavior of the revenue share agreement. It will not be as it was in NYMEX. It has, basically, a threshold regarding the volume that they generate to the exchange. And once we surpass that threshold, it will have another profile of revenue sharing. Lower than it was before.

Ken Worthington:

OK. Thank you very much.

Jorge Kuri, Morgan Stanley:

I have three questions, if I may. The first one is, can you help us understand a little bit the recurrence of operating expenses, we saw a 9% quarter-over-quarter declined, mostly because of lower technology expenses which ended up being R$ 18 million rather than kind of like R$ 20 million, R$ 22 million that you had been reporting. What is the level that we should expect for the next two or three quarters in terms of technology expenses and total operating expenses?

João Lauro do Amaral:

Let me just anticipate that we are not giving guidance for the future expenses, but let us give you a flavor of what happened regarding that. Hold on, I will pass to Marco, here.

Marco Aurélio:

The difference that you noticed is basically related to re-programming some expenses in order to profit on the new accounts policy of the exchange. As you know, in 2007, we were basically just expanding our expenses in IT, we do not have CAPEX. And in this year of 2008 we are doing CAPEX, therefore we just re-programmed part of these expenses to be part of the CAPEX, and therefore reflecting our results.

As I said, I cannot give you some guidance, but I will roughly say that around 30% of our expenses will be launched as a CAPEX.

Jorge Kuri:

I am sorry, why is it that you cannot provide guidance in expenses?

Marco Aurélio:

Sorry?

Jorge Kuri:

Why is it that you cannot provide guidance in expenses?

Marco Aurélio:

It is the policy of the Company.



Jorge Kuri:

OK. Second question is: you stressed that there is a different revenue per contract on the short maturity versus the long maturity rate, interest rate contracts. Can you give us an example of what magnitude of difference are we talking about? What is the average revenue per contract from the short-end of the average revenue per contract on the long-end so we understand the dynamics that you have explained at lengths between the price and volumes?

João Lauro do Amaral:

If you can follow us on page ten, as you can see there, there is a formula for the exchange fee, only the exchange fee; does not encompass the current fee; does not encompass the permanent fee, it is just the current fee. But I will give you an idea of what is the behavior of that.

As you can see, the cost of our trading the interest rate contract is around less than ¼ b.p. What we are seeing here is that we are adjusting because of the volatility of the contract and the idea of the term of the contract, the lower maturity contract has to cost less than the long maturity contract. And there is a mean that number of business days that you have until the maturity of the contract is the one that we find the price of the contract. And that is how it is related.

So, an interest rate contract that has a short maturity costs much less than interest rate contract that has a longer maturity. And that then reflects the profile of trading for the condition. For instance, when you do not have so much volatility on the short-term, you see a decrease on the volume, but the amount of revenues that you are losing is not so aggressive, as you are losing revenues on the long-term maturity contract.

Jorge Kuri:

Yes. That is clear, that is very perfectly clear. Let me be more specific, then. If I look on page 12, your average revenue per contract on interest rate as of January 2008 is R$ 1.12. That R$ 1.12 is made of a combination of all sorts of different contracts with different maturity. For your most traded short-term contract, what is the average revenue per contract versus what is the average revenue per contract for your most traded, long-dated contract? I just want to understand the difference, is it R$ 0.50 versus R$ 1.50? You have stressed that a lot and I think it would be very good for us to understand then what the real magnitude is in BRL.

Marco Aurélio:

Let me try to explain. To give you an answer, the range is very large. It could be from R$ 0.05 to R$ 1.64. Why? To go back to the formula, I think it is necessary to clarify that what you have here in the ID future is not forward interest rate future contracts, but a spot interest rate future contract. It is very important because, in the United States, for example, if you trade a contract for the first delivered month or for the tenth delivered month, it does not matter the delivered month, the maturity of the underline is always – for instance, in the Eurodollar business – three months.



Here in Brazil, because we are trading a spot interest rate, if you trade for March 2008, you are trading a contract which maturity is very small, five days, ten days. And if you look at the formula, this 'N' represents the term of the contract. So why did we do that? To allow the market to pass what will be the decision of our Copom, that decides the interest rates in the economy. When there are divergences between the analyst of the market, about how much this will change in the basic interest rate, if it will be 25 b.p. or 50 b.p., you have a huge volume in the ID futures for the first delivered month.

But this one does not represent a big revenue for the exchange, because when you apply the formula, the 'N' is very small so, consequently, the revenue will be very small. So, when you talk about this revenue in January 2008, R$ 1.12, the consequence here is that, in January 2008, there is no divergence in Brazil about what will be the next decision of the Copom, of the Central Bank, related to the basic interest rate in the economy. Basically, 100% of the market thinks that, for the next month, Central Bank will not change the interest rate. It cannot change the interest rate because the interest rate is already very high and he cannot reduce because we had some pressures on the inflation index at the end of the last year.

So, we did not have any divergence among the participants of the market, and because of that the volume traded for the first of the short-term delivered months was very small. But then, we maintained the liquidity for January 2009, January 2010, and, because of that, the revenue was a little high in January and I could say that it will be higher than in February. In February 2008, we will have a reduction in the volume of 5% as compared to February 2007. But the revenues increased 15%. So what it means is that we are losing volumes but focused on the short-term interest rate.

Jorge Kuri:

Let me ask my third question in interest on time. As you pointed out, volumes are down around 4% to 5% year-to-date versus the similar period of 2007. Can you share with us what is it that you have been able to uncover is behind the weakness in volume and what do you think it will take for volumes to start to pick up and grow in a 30% range for the rest of the year, which I think is what most of the market's participants are anticipating. Thank you.

João Lauro do Amaral:

I will start and eventually Marco will add on some comments. It is important to understand that we have been experimenting this kind of gridlock in the interest rate in the short term because the Brazilian FOMC, in December and most of January were not signaling that they would be changing the interest rate. Once there is more volatility in these short-term expectations, there will be more directional trade; in fact it is already showing up in February.

As you can imagine, as the other economies in the world reduced their interest rates, the relative real interest rate in Brazil becomes higher and there is a pressure and a space for the government to reduce such interest rates.

This movement will continue on and, as it continues on, it opens the opportunities for long-term trading, as well as keeping the drivers that we have already discussed, which are the chaining on the profiles for public debt, the increasing penetration of credit in



Brazil and, of course, the more use of the derivatives as alternative investments in the Country.

So, we have been experiencing this situation before; this is usually momentary; we cannot, of course, try to forecast when exactly it will change but we do expect that this will change soon. And, of course, all our volumes that we see, our expectations in the market, will be met also by the initiatives that we have, and we are not accounted for before, related to the impact of electronification as well as DMA.

So, that is why we do think that we can have a better view of the future now regarding the spot.

Jorge Kuri:

Thank you. Thanks a lot.

Ken Worthington, JP Morgan:

Hi again. Just some clarifications on DMA. You talked about the Reuters and Bloomberg relationship; you said that DMA would be developed in the 2Q. Does that mean that you will actually launch DMA trading for all or most of your products in the 2Q? And if so, are you going to launch DMA ahead of the CME running relationship? Do I have that correct?

João Lauro do Amaral:

Yes, Ken. The idea as of this moment is to arrange for the ability for players to connect directly, most of them local players, of course. But we are already talking to international DMA providers, just to adapt this system with them.

We do think that they will do that during the 2Q08 and probably it will be operational at some point. As you know, we have also to discuss these issues with the regulators; we have to arrange for the technological infrastructure. All that will be done during the 2Q08.

Ken Worthington:

OK. That actually takes me to my second question: in terms of the regulatory approval that you need for DMA, I thought that there were approvals that were needed. You have been waiting for approvals in the collateral side for quite some time. Is it likely or possible that the regulatory approvals for DMA could take years? Or is that really something that should be a quick-approval process, you can start and kind of conclude it in the 2Q?

João Lauro do Amaral:

We do expect that this is a quick approval, because as you know it is just to demonstrate to the regulators that there will still be an intermediary monitoring and supervising the credit exposure of the client, and they are checking the suitability of the client for doing transactions. It is much more like that than to have an intermediary, in fact, in the transactions.



We are working on the model to present to the regulators in order to be a smooth process for approving that, and not something that takes more time. We do think that there is a space for a quick approval.

Kan Worthington:

OK. And then the other question...

João Lauro do Amaral:

Ken, can you hold one moment, please?

Marco Aurélio was adding here that one thing that is very important to understand is: we are asking the regulatory approval of the Central Bank for quite a long time, you are right. But these issues about the DMA are much more with the Brazilian Securities Commission, the CVM, which we already have talked to and they demonstrate that they will have basically an open-minded approach to that.

But, again, it is an informal discussion and we will have to go to the formal discussions. And that is something we do expect will be faster than it was in other cases.

It is also important to notice that for the DMA and for the Globex order routing - you know, that initiative that we do think that will have impact on our volumes - we do not need the approval of the Central Bank on the collateral deposit abroad. It will be facilitating that, it will be less, but is does not avoid us to launch our product.

Ken Worthington:

OK, thank you. And lastly, on CME: is it possible to tear your prices? In other words, if a trade comes from CME, can you charge those customers one price, whereas if they went directly to BM&F, could you charge them a different price? So, I guess: can you charge CME customers slightly more to make up for the rebate that you have to pay back to CME then you charge customers that go directly? Just want to see if it is possible, I am not asking if you will actually do it.

João Lauro do Amaral:

Just one moment. Ken, we were just confirming, we never discuss that. It is not something that came about during our discussions, that we would have different pricing for the orders that were routed to CME Globex regarding the orders that come directly to this DMA or other DMA provider.

I do not think that it makes sense to discuss that at this moment. What may occur in the future is that, nowadays, we do not have a different pricing for board trading and electronic trading; and in the future what we basically can think about is another pricing policy regarding the order flow that offsets trading executed by the player. So, in order to also manage the order flow and avoid abusive order flow that will clog the system.

Ken Worthington:



Thanks. And then since it is so timely just on a potential discussion towards Bovespa. I think you both have said that BM&F and Bovespa previously talked about being in discussions in the past about potentially merging. From those past discussions, is there anything that you can share in terms of potential cost synergies that had come up in those previous conversations? If we look at what happened in Australia and Canada, looks like the merger of those cash and futures exchanges generated about 10% cost synergies. Do those numbers seem realistic for BM&F and Bovespa?

João Lauro do Amaral:

Ken, first of all, on the previous discussions we never reached to the point where we would discuss how much would be the impact of that. Nowadays, it is of course something that will come out on this deal, this agreement, but we still do not have any idea on that or any comparison to other profits. Even if we had, at this moment we cannot discuss that kind of detail.

Ken Worthington:

OK, thank you very much.

Operator:

Thank you. There appear to be no further questions. I would now like to turn the floor back to Mr. João Lauro, for any closing remarks.

João Lauro do Amaral:

Thank you very much for joining us today and your time in analyzing our results. We would like to invite you to always keep in touch with the Exchange, to clarify things, to always be in tenor with our policy of disclosure. I would also like to anticipate that we will be doing on a periodically basis, the releasing of the data for the average fee per contract, as we know that this is something important for the analysis.

I would like just to thank you very much on behalf of BM&F for your time and effort in this session.

Operator:

Thank you. This thus concludes today's BM&F's 2007 earnings conference call. You may disconnect your lines at this time, and have a wonderful day.

[Letterhead of KPMG]

CMEG Brazil 2 Participações Ltda.

Evaluation Report

EVALUATION REPORT

KPMG Auditores Independentes, with principal place of business at Rua Dr. Renato Paes de Barros, 33, Capital City of the State of São Paulo, duly enrolled with the taxpayers' list of the Ministry of Finance under no. 57.755.217/0001-29, originally registered with the Regional Accounting Council of the State of São Paulo under no. CRC 2SP014428/O-6, with its first Memorandum and Articles of Association registered with the 2nd Registry of Titles and Deeds and Legal Entities of São Paulo – SP on 24 June 1987 and further amendments thereto registered with the 2nd Registry of Titles and Deeds and Legal Entities of São Paulo – SP, the last one of which is dated 31 March 2006 and microfilmed under no. 85448 on 11 April 2006, herein represented by its undersigned partner Mr. Alberto Spilborghs Neto, a Brazilian citizen, married, accountant, holder of the Identity Card RG no. 12.754.154, enrolled with the taxpayers' list of the Ministry of Finance under no. 022.452.288-47 and registered with the Regional Accounting Council of the State of São Paulo under no. CRC 1SP167455/O-0, appointed expert by the management of Bolsa de Mercadoria & Futuros – BM&F S.A. ("BM&F S.A."), with principal place of business at Praça Antonio Prado, 48, CEP 01010-901, City Center, Capital City of the State of São Paulo, duly enrolled with the taxpayers' list of the Ministry of Finance under no. 08.936.812/0001-55, subject to approval at a meeting of shareholders, to perform the evaluation of the accounting shareholders' equity of CMEG Brazil 2 Participações Ltda. (CMEG 2), with principal place of business in the city of São Paulo, state of São Paulo, at rua Peixoto Gomide, 59, Jardim Paulista, enrolled with the taxpayers' list of the Ministry of Finance under no. 09.285.747/0001-08 as of the base date of 14 January 2008, in accordance with the accounting practices adopted in Brazil, submits below the results of its works:

1 – Objective of the evaluation

The exclusive objective of the evaluation of the accounting shareholders' equity of CMEG Brazil 2 Participações Ltda. (CMEG 2) is to include it in the process of full acquisition of the accounting shareholders' equity of CMEG 2 by BM&F S.A.

2 – Scope of works

The evaluation report on the accounting shareholders' equity of CMEG 2 is issued on the basis of the balance sheet prepared on 14 January 2008 (attached hereto) under the responsibility of its management.

Our review was made in accordance with the Rules on Independent Auditing of Financial Statements applicable in Brazil and included, among other procedures: (a) planning the works, taking into account the relevance of balances, the volume of transactions, and the accounting and internal control systems of the Company; (b) on the basis of tests, verifying evidence and records that support values provided; and (c) evaluation of the relevant accounting practices and estimates adopted by the management of CMEG 2.

3 - Conclusion

On the basis of the works carried out, we have concluded that the value of the assets, rights and obligations comprising the accounting shareholders' equity of CMEG Brazil 2 Participações Ltda. pursuant to the balance sheet as of 14 January 2008 summarized in the Annex is equal to R$ 1,276,199,174.30 (one billion, two hundred and seventy six million, one hundred and ninety nine thousand, one hundred and seventy four Reals and thirty cents) and is recorded in the accounting books in accordance with the accounting practices adopted in Brazil.

In compliance with the requirements of the Brazilian Securities Commission, we inform that:

(a) in accordance with the professional rules set by the Federal Accounting Council, we are not aware of any direct or indirect conflicts of interest or any other circumstance representing a conflict of interest in connection with the services we have provided, i.e., the evaluation of accounting value described above; and

(b) we are not aware of any action on the part of the controlling company or the management of the company for the purpose of directing, limiting, hindering, or practicing any acts will have or could have compromised the access, the use or the knowledge of information, assets, documents or work methodologies material to the quality of the relevant conclusions.

São Paulo, 21 January 2008

KPMG Auditores Independentes
CRC 2SP014428/O-6

(signed)
Alberto Spilborghs Neto
Accountant CRC 1SP167455/O-0

ANNEX TO THE EVALUATION REPORT
OF CMEG BRAZIL 2 PARTICIPAÇÕES LTDA.

BALANCE SHEET
AS OF 14 JANUARY 2008 (R$)

ASSETS	**2008**
CURRENT	
Cash	
Banks Account Transactions	19,428.70
Total current assets	19,428.70
NONCURRENT	
Long Term	
Temporary investments	1,276,199,174.30
Total long term	1,276,199,174.30
Total noncurrent	1,276,199,174.30
TOTAL ASSETS	1,276,199,174.30
LIABILITIES AND SHAREHOLDERS' EQUITY	
CURRENT	
Other obligations	19,428.70
Total current liabilities	19,428.70
SHAREHOLDERS' EQUITY	
Share capital	1,276,199,174.30
Accumulated losses	(19,428.70)
Total Shareholders' Equity	1,276,199,174.30
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,276,199,174.30

(signed)
Legal Representative
MARCELO DUARTE
CPF: 688.187.187-20

(signed)
Accountant
PEDRO J MANFRIN
CRC: 1SP164037/O-7

Financial Statements

CMEG Brazil 2 Participações Ltda.

14 January 2008
With Independent Auditors' Opinion

CMEG BRAZIL 2 PARTICIPAÇÕES LTDA.

FINANCIAL STATEMENTS

14 January 2008

Index

[Letterhead of Ernst & Young]

INDEPENDENT AUDITORS' OPINION

To
Officers and Shareholders of
CMEG Brazil 2 Participações Ltda.

1. We have reviewed the balance sheet of CMEG Brazil 2 Participações Ltda. prepared on 14 January 2008 and the relevant income statement, statement of shareholders' equity, and statement of changes in financial condition for the period from 1 through 14 January 2008, prepared under the responsibility of your management. It is our responsibility to express an opinion on such financial statements.

2. Our review was made in accordance with the audit rules applicable in Brazil and included: (a) planning the works, taking into account the relevance of balances, the volume of transactions, and the accounting and internal control systems of the Company; (b) on the basis of tests, verifying evidence and records that support values provided; and (c) evaluation of the most relevant accounting practices and estimates adopted by the management of the Company, and the submission of financial statements taken as a set.

3. In our opinion, the above mentioned financial statements properly indicate in all relevant aspects the equity and financial position of CMEG Brazil 2 Participações Ltda. on 14 January 2008, the results of its operations, the changes in the shareholders' equity and the changes in financial condition in the period between 1 and 14 January 2008 in accordance with the accounting practices adopted in Brazil.

4. As mentioned in note 2, the financial statements of CMEG Brazil 2 Participações Ltda. are presented for the period ended on 14 January 2008 for the specific purpose of satisfying corporate actions the objective of which is the transaction between the CME Group and Bolsa de Mercadorias e Futuros – BM&F S.A.

São Paulo, 16 January 2008

ERNST & YOUNBG
Auditores Independentes S.A.
CRC – 2SP 015399/O-6

(signed)
Grégory Gobetti
Accountant CRC 1PR039144/O-8 "S"-SP

CMEG BRAZIL 2 PARTICIPAÇÕES LTDA.

BALANCE SHEET
14 January 2008
(in thousands Reals)

ASSETS	**2008**
CURRENT	
Cash	
Banks Account Transactions	20
Total current assets	20
NONCURRENT	
Long Term	
Temporary investments	1,276,199
Total long term	1,276,199
Total noncurrent	1,276,199
TOTAL ASSETS	1,276,219
LIABILITIES AND SHAREHOLDERS' EQUITY	
CURRENT	
Other obligations	20
Total current liabilities	20
SHAREHOLDERS' EQUITY	
Share capital	1,276,219
Accumulated losses	(20)
Total Shareholders' Equity	1,276,199
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,276,219

CMEG BRAZIL 2 PARTICIPAÇÕES LTDA.

INCOME STATEMENT
Period from 1 through14 January 2008
(in thousands Reals)

	2008
Other operating expenses	(20)
Diverse expenses	20
Losses in the period	(20)

The notes are part of the financial statements

CMEG BRAZIL 2 PARTICIPAÇÕES LTDA.

STATEMENT OF SHAREHOLDERS' EQUITY
Period from 1 through14 January 2008
(in thousands Reals)

	Share Capital	Accumulated Losses	Total
BALANCES AS OF 1 JANUARY 2008	0	0	0
Share capital paid in	1		1
Capital increase	1,276,218		1,276,218
Net losses in the period		(20)	(20)
BALANCES AS OF 14 JANUARY 2008	1,276,219	(20)	1,276,219

The notes are part of the financial statements

CMEG BRAZIL 2 PARTICIPAÇÕES LTDA.

STATEMENT OF CHANGES IN FINANCIAL CONDITION
Period from 1 through14 January 2008
(in thousands Reals)

	2008
SOURCE OF FUNDS	
Share capital paid in and increases	1,276,219
Total sources	1,276,219
INVESTMENT OF FUNDS	
Funds invested in transactions	20
Use in Investments	1,276,199
Total investments	1,276,199
INCREASE IN NET WORKING CAPITAL	0
CHANGES IN WORKING CAPITAL	
Current Assets:	
Beginning of the fiscal year	20
End of the fiscal year	20
Current liabilities	
Beginning of the fiscal year	0
End of the fiscal year	20
	20
INCREASE IN NET WORKING CAPITAL	
STATEMENT OF FUNDS USED IN TRANSACTIONS	
Losses in the period	(20)
Total invested in transactions	(20)

CMEG BRAZIL 2 PARTICIPAÇÕES LTDA.

NOTES TO FINANCIAL STATEMENTS
Period from 1 through14 January 2008
(in thousands Reals)

1. Operational Context

The Company was incorporated on 26 December 2007 under the name CMEG Brazil 2 Participações Ltda. (CMEG 2) with the corporate object of participating in other companies as a member or shareholder, in Brazil and overseas. The shareholders of the Company are CMEG BRAZIL 1 PARTICIPAÇÕES LTDA. ("CMEG 1") and CMEG BRAZIL INVESTMENTS 2 LLC ("LLC2").

CMEG BRAZIL 1 PARTICIPAÇÕES LTDA. ("CMEG 1") and CMEG BRAZIL INVESTMENTS 2 LLC ("LLC2") are also subsidiaries of the Chicago Mercantile Exchange Group, Inc. (CME Group).

Pursuant to the Minutes of the Meeting of Members held on 10 January 2008, the members representing the total share capital of the company resolved, among other things to:

a. Approve the increase of the share capital of the Company by R$ 1,276,218, whereby the share capital changed from R$ 1 to R$ 1,276,219, through the creation of further shares with a par value of R$ 1.00 (one Real) each, to be subscribed for, and paid in, in Brazilian legal tender at the time of subscription. In view of the express waiver of member LLC2 to its preemptive rights, the Company's approved capital increase was thereby totally subscribed for, and paid in, in Brazilian legal tender by member CMEG1.

b. To authorize the Company to enter into a Subscription Agreement with the CME Group, Inc., a company incorporated in Delaware ("CME Group"), whereby the CME Group issues and sells to the Company and the Company acquires 1,189,066 (one million, one hundred and eighty nine, sixty six) Class A common shares of the CME Group with a par value of US0.01 (one cent of US Dollar) per share, for the global purchase price of US$ 722,039,968.19 (seven hundred and twenty two million, thirty nine thousand, nine hundred and sixty eight Dollars and nineteen cents), among other terms and conditions to be agreed upon between the Company and the CME Group, and to sign any and all documents (including the Foreign Exchange Agreement with Banco Citibank S.A. for the remittance of the amount relating to the purchase price) and to take all steps and actions as are required for the carrying out of the authorized acts.

On 10 January 2008, the Company received payments for capital from CMEG1 in the amount of R$ 1,276,218.

On 11 January 2008, the CME Group and CMEG 2 entered into a Subscription Agreement ("Subscription Agreement") whereby the CME Group agreed to issue (subject to the terms of the agreement called "CME Group Right Agreements" dated 30 November 2007 entered into by and between the CME Group and Computershare Investor Services LLC) and to negotiate with CMEG 2, and CMEG 2 agreed to subscribe for and purchase1,089,066 (one million, one hundred and eighty nine, sixty six) Class A common shares of the CME Group with a par value of US0.01 (one cent of US Dollar) per share whereupon such participation became effective.

With the funds obtained with the payment for shares, on 11 January 2008 CMEG 2 subscribed for and purchased Class A common shares of the CMED Group for the global purchase price of US$ 722,039,968.19 (seven hundred and twenty two million, thirty nine thousand, nine hundred and sixty eight Dollars and nineteen cents) equal to R$ 1,271,368, as mentioned.

2. Presentation of financial statements

The financial statements of CMEG 2 have been prepared in accordance with the accounting practices adopted in Brazil including the guidelines set forth by Brazilian corporate law associated with the rules and instructions of the Brazilian Securities Commission (CVM).

The financial statements for period ended on 14 January 2008 have been prepared to satisfy specific purposes of the Management as a result of a letter of intent signed on 23 October 2007 by and between the CME Group and BM&F S.A. the main objective of which is the acquisition of shares in BM&F S.A. by the CME Group.

Since between the company's incorporation date 26 December 2007 and 31 December 2007 the activities of the company were limited to corporate acts with capital increases, in such period there were no events that would have had an effect on its income statement. As such, the income statement for the period is not being presented in the form of a comparison.

2. main accounting practices

a) Temporary investments

Temporary investments are recorded at the purchase price less provision for likely losses in the realization of their value if the nature thereof is permanent.

b) Shareholders' equity

The totally paid in share capital comprises 1,281,263,400 shares.

c) Calculation of income

Income is calculated on accrual basis.

d) Income tax and social assessment

The company did not calculate income tax and social assessment because it did not have positive results in the period. The non-recognition for accounting purposes of tax credits is due to the fact that there are no expectations in the short and mid term for such credits to be realized.

3. Temporary investments

Temporary investments relate to 1,189,066 Class A common shares in the CME Group (elated party).

Letterhead of Rothschild

PRIVILEGED AND CONFIDENTIAL

January 18, 2007

BOLSA DE MERCADORIAS E FUTUROS-BM&F S.A.
Praça Antônio Prado, 48 – 7th Floor
01010-901 – São Paulo – SP

To the Board of Directors

To the attention of Edemir Pinto, Chief Executive Officer

As regards the possible transaction with CME Group, Inc ("CME"), as agreed in the letter of intent dated October 23, 2007 and final agreements to be submitted to this Board of Directors for approval ("Transaction"), we were asked by the Bolsa de Mercadorias e Futuros-BM&F S.A. ("BM&F" or "Corporation") to prepare an economical and financial valuation (the "Valuation") about the mutual product distribution and routing agreements ("Operating Agreements"), which represent one of the main valuable proposals for BM&F in the proposed Transaction, as well as to analyze the impacts on the earnings per share projected for BM&F in 2008 and 2009 as a result of the Transaction.

We point out that the proposed Transaction also contemplates other terms that may add value to the BM&F, but the quantification of which is difficult or subjective and which are not part of the scope hereof. These terms include market and technical aspects as marketing and product development cooperation agreements, non-competition agreements between BM&F and CME, and restrictions to the sale of shares, which form part of the proposed Transaction and may bring additional benefits to the BM&F.

CME Group is the entity formed by the 2007 merger of the Chicago Mercantile Exchange and the Chicago Board of Trade. With over 250 years of experience, it is

the largest futures and options exchange in the world. CME Group trades more than 2.2 billion contracts/year, worth more than $1,000 trillion, of which three-quarters are executed electronically. CME Group is traded on the New York Stock Exchange and NASDAQ and its market value on January 17, 2008 was US$29.3 billion.

In order to prepare our Valuation, we, among others, (i) reviewed certain financial and commercial information related to the Transaction provided by the Corporation; (ii) reviewed certain audited and non-audited financial statements of the BM&F, as well as certain financial and operating data, including financial projections concerning BM&F, which were provided to us or which were discussed with us by the management of the Corporation; (iii) held discussions with the management of the Corporation as regards current, past and projected transactions, as well as about the characteristics of the Transaction and, in particular, of the Operating Agreements; (iv) considered other factors and information and carried out other analyses deemed appropriate; (v) reviewed the Letter of Intent and final documents related to the Transaction to be submitted to the Board of Directors and (vi) reviewed the organic business plan of the BM&F ("Business Plan"). We further took into consideration other information, financial studies, analyses and research and financial, economic and market criteria deemed relevant.

The range of values presented in our Analysis, which includes the potential value of the Operating Agreements, was determined on the basis of the discounted cash flow method and market comparables taking into consideration the business plan of the BM&F provided by its management; the marginal profit contribution projected for these agreements pursuant to BM&F's estimates; and macroeconomic projections pursuant to market consensus.

The determination of the increase or decrease in the projected earnings per share for BM&F in 2008 and 2009 took into consideration (i) the independent business plan of BM&F (that is, without taking the Transaction into consideration) provided by its management; (ii) the issuance of new shares of BM&F in behalf of CME; (iii) the equity of BM&F in the income of CME, taking into consideration the

market consensus projections and (iv) the increase in the profits projected for the BM&F in view of the Operating Agreements.

During preparation of our Valuation, we did not assume any obligation to provide independent review of any financial, commercial or other information used, reviewed or considered by us to formulate our Valuation, and we assumed and trusted, with the Corporation's consent and without independent investigation, in the accuracy, contents, truthfulness, consistency, completeness, sufficiency and integrality of the financial, accounting, legal, tax and other information analyzed by us or discussed with us and provided by the Corporation's management. In this regard, we relied on this information, including all information in the public domain or that was provided to us by BM&F, deeming this information accurate and complete in all its material aspects. As regards the financial projections and other information, premises and operating data with regard to the Transaction and the sensibilities related to the future financial performance of the BM&F that were provided to us or discussed with us by the Corporation's management, we assumed that these projections were prepared in good-faith, in a reasonable and accurate manner, so as to reflect the best estimates and judgments of the Corporation's management as regards its future financial performance and the potential effects that certain sensibilities able to affect its financial performance could produce on such projections. We also assumed, as recommended by the Corporation, that no material change occurred as regards the assets, financial situation, financial income, business or perspectives of the Corporation since the dates on which the most recent financial statements or other financial or commercial information related to the Corporation were made available to us. We were not provided with any independent valuation of the Operating Agreements and we neither assumed nor shall assume hereby any liability as regards independent review of the information or independent review or valuation of any assets or liabilities (contingent or otherwise) of BM&F or of CME. Therefore, we do not assume any liability concerning the accuracy, truthfulness, integrity, consistency or sufficiency of this information. We further do not assume any obligation to conduct, as in fact we have not conducted, any physical inspection in the properties, assets or facilities of BM&F or of CME.

The Valuation was prepared assuming a stable macroeconomic scenario for Brazil. The Valuation and its results do not intend to reflect the price for which the operating agreement should be negotiated. Please note that we are not an accounting firm and we do not provide accounting or audit services as regards this valuation.

Out Valuation is based on market, economic, monetary and other conditions existing and effective at the moment of its preparation, as well as on the information made available to us until the date hereof, because future events and other developments may affect its conclusions. Therefore, even though facts and events occurring after the date hereof may affect this Valuation, we do not assume any obligation to update, review or revoke the Valuation as a result of any future development or for any other reason.

Rothschild and its affiliates, as part of their investment bank activities, are constantly involved in financial valuations of companies and their securities as regards mergers and acquisitions, negotiated subscriptions, public bids, secondary distribution of securities listed or not listed on stock exchanges, private placements of securities and other transactions, as well as for estate, corporate and other purposes. We were engaged by BM&F to prepare this Valuation and, regardless of the conclusion of the Transaction, we shall be remunerated for our services. In this regard, we may also provide financial assistance or funding-related services to BM&F and/or its affiliates in the future.

The companies of the Rothschild group provide services devoted to the trading of securities, investment management and other related financial services both for companies and individuals. When preparing the Valuation, in compliance with the applicable laws and regulations, we did not take into consideration (i) the tax effects resulting from the Transaction for the holders of BM&F's shares; (ii) the impact of any commissions or expenses that may result from consummation of the Transaction. Furthermore, the financial calculations contained herein may not always result in a precise sum, for rounding reasons.

Our Valuation is limited to the analysis of the Operating Agreement and of the effects of the Transaction on the earnings per share of BM&F from the economic and financial point of view and with regard to the date hereof. We have neither analyzed the Transaction from the legal nor from any other point of view and, therefore, we are not in any way liable (be it under an agreement, civil liability provisions or any other reasons) resulting from these analyses.

This letter is issued for the sole purpose of being used by BM&F's Board of Directors with respect to and for the purposes of the Transaction, as detailed above, and it shall not be used for any other purpose, including, without limitation, for purposes of capital formation. This document is not and shall not be used as a recommendation or opinion to BM&F and/or its shareholders about if the Transaction is advisable for the corporation or any other shareholder or about the fairness of the Transaction ("fairness opinion") from the financial point of view. We are not advising the shareholders as regards the Transaction. All shareholders shall carry out their own analyses about the Transaction, for which purpose they shall rely on their own financial, tax and legal counsel and not on the Analysis.

Based on and subject to the provisions above and other material issues taken into consideration by us, we understand that, on the date hereof, the potential value of the Operating Agreements for BM&F varies from R$3.0 billion to R$5.0 billion, and that the Transaction shall generate an increase in the earnings per share of BM&F, after due consideration of the issuance of new shares for CMR, of 0.6% in 2008 and 17.4% in 2009.

Best regards,
N M Rothschild & Sons (Brasil) Ltda.

(sgd.)
Luiz Muniz
Managing Director

(sgd.)
Gustavo Saito
Vice-President

PRIVILEGED AND CONFIDENTIAL

[•]

Memorandum To:

From:

Section 3(a)(10) Exemption for Proposed Issuance of New Cadbury Ordinary Shares

I. Introduction and Summary of Facts

We are acting as United States counsel to Cadbury Schweppes plc, a company incorporated under the laws of England and Wales ("Cadbury Schweppes"), in connection with its proposed corporate reorganization, whereby a new holding company, Cadbury plc ("Cadbury"), will become the new parent company of Cadbury Schweppes. The proposed corporate reorganization will be implemented through a scheme of arrangement (the "Scheme") between Cadbury Schweppes and holders of its ordinary shares (the "Scheme Shareholders") under section 425 of the United Kingdom Companies Act 1985. Under the Scheme, the Scheme Shareholders will agree to the cancellation of their Cadbury Schweppes ordinary shares and the issue of new shares of Cadbury Schweppes to Cadbury immediately following the cancellation. The Scheme Shareholders will receive as consideration [•] new ordinary share[s] issued by Cadbury (the "New Cadbury Shares") in exchange for each Cadbury Schweppes ordinary share that is cancelled.

Cadbury Schweppes ordinary shares are currently listed on the New York Stock Exchange, Inc. (the "NYSE") in the form of American depositary shares ("Cadbury Schweppes ADSs"). In connection with the Scheme, Cadbury Schweppes has filed a subsequent listing application (the "Listing Application") with the NYSE for the listing of the New Cadbury Shares in the form of American depositary shares and the delisting of Cadbury Schweppes ADSs, to become effective upon consummation of the Scheme. As a supporting document to the Listing Application, we have delivered an opinion to the NYSE that the issuance of the New Cadbury Shares will be exempt from registration under the U.S. Securities Act of 1933, as amended (the "Securities Act"). This memorandum sets forth our analyses and conclusions underpinning our opinion.

II. Exemption under Section 3(a)(10) of the Securities Act

We are of the opinion that the New Cadbury Shares will be exempt from registration under Section 3(a)(10) of the Securities Act ("Section 3(a)(10)"). The Section 3(a)(10)

exemption applies to offers and sales of securities in certain "exchange" transactions. The following conditions must be met for the Section 3(a)(10) exemption to apply:

- The securities must be issued in exchange for securities.
- A court or authorized governmental entity must approve fairness of the exchange.
- The court or authorized governmental entity must adhere to certain procedural requirements, which include:
    - the court or governmental entity must hold a hearing before approving the exchange;
    - the court or governmental entity must have notice that the issuer will rely on the Section 3(a)(10) exemption based on the court's approval of the transaction;
    - the court or governmental entity must find the transaction fair before approving the transaction; and
    - the court or governmental entity hearing must be open to everyone to whom securities would be issued, with adequate notice and no impediments to attendance at the hearing.

As described more fully below, we have concluded that the Scheme satisfies each of these conditions. In arriving at our conclusion, we have relied on various statements of fact and opinions with respect to English law in an opinion letter we received from Slaughter and May, dated [●] (the "Slaughters Letter"), as detailed below.

II. Our Analysis of the Section 3(a)(10) Exemption

1. *The securities must be issued in exchange for securities.*

We have concluded that the Scheme satisfies this condition. The New Cadbury Shares will be issued in exchange for the existing ordinary shares of Cadbury Schweppes.

2. *A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.*

We have concluded that the Scheme satisfies this condition. We have relied on the opinion given in the Slaughters Letter that as a matter of English law, the High Court of Justice of England and Wales (the "High Court") has approved the Scheme[1]. Section 3(a)(10) provides that approval is to be given by "any court, or by any official or agency in the United States."

[1] At page 7, opinion enumerated (a).

Although the High Court is not a U.S. court, the U.S. Securities and Exchange Commission has taken the view that the term "any court" in Section 3(a)(10) may include a foreign court[2].

For the Section 3(a)(10) exemption to apply, the Scheme must be structured so that it will not become operative until sanctioned by the court. We have relied on the opinion given in the Slaughters Letter that as a matter of English law, the High Court must approve the Scheme before the Scheme may become effective[3].

3.a. *The court must hold a hearing on fairness before approving the exchange.*

We have concluded that the Scheme satisfies this condition. The Slaughters Letter states that Cadbury Schweppes sought sanction of the Scheme by the High Court in a hearing held on [•] (the "Hearing"), which was heard by a Judge of the Companies Court division of the High Court in London[4]. We have relied on the opinion given in the Slaughters Letter that as a matter of English law, the Hearing can properly be regarded as a hearing upon the fairness, both procedurally and substantively, of the Scheme to the Scheme Shareholders[5].

3.b. *The court must have notice that the issuer will rely on the Section 3(a)(10) exemption based on the court's approval of the transaction.*

We have concluded that the Scheme satisfies this condition. The Slaughters Letter states that documentation filed with the High Court before the Hearing informed the High Court that Cadbury Schweppes would rely on the Section 3(a)(10) exemption based on the High Court's approval of the Scheme, and that Cadbury Schweppes instructed its counsel to inform the High Court of such intended reliance at the Hearing[6].

3.c. *The court must find the transaction fair before approving the transaction.*

We have concluded that the Scheme satisfies this condition. For the Section 3(a)(10) exemption to apply, the High Court must have sufficient information before it to determine the value of the Cadbury Schweppes ordinary shares to be canceled and the New Cadbury Shares to be issued under the Scheme[7]. The Slaughters Letter states that the Scheme Circular (in near final form), the terms of the Scheme and the forms of proxy were reviewed by officials of the High Court[8].

---

[2] *See* SEC Division of Corporation Finance: Revised Staff Legal Bulletin No. 3, at Section 4.B.4.

[3] At page 7, opinion enumerated (a).

[4] At page 4, paragraph 9.

[5] At page 7, opinion enumerated (b)(i).

[6] At page 5, paragraph 11.

[7] *See* SEC Division of Corporation Finance: Revised Staff Legal Bulletin No. 3, at Section 4.B.3.

[8] At page 4, paragraph 6.

We have relied on the opinion given in the Slaughters Letter that as a matter of English law, the High Court would not have approved the Scheme unless it was satisfied that the Scheme was such that "an intelligent and honest man, a member of the class concerned and acting in respect of his interest, might reasonably approve[9]."

3.d. *The court hearing must be open to everyone to whom securities would be issued, with adequate notice and no impediments to attendance at the hearing.*

We have concluded that the Scheme satisfies this condition. We have relied on the opinion given in the Slaughters Letter that the all Scheme Shareholders had been given notice of the Hearing and had the right to appear at the Hearing in person or by counsel to support or oppose the Scheme[10].

For the Section 3(a)(10) exemption to apply, the notice must adequately advise each Scheme Shareholder of his or her right to attend the Hearing and give him or her all the information necessary to exercise that right. The Slaughters Letter indicates that the Scheme Circular dated [•], which was sent to the Scheme Shareholders, stated the expected date of the Hearing and informed the Scheme Shareholders that they may appear at the Hearing in person or through counsel and may support or oppose the sanctioning of the Scheme[11]. Cadbury Schweppes should submit to the High Court the Scheme Circular before it sends such circular to the Scheme Shareholders[12]. The Slaughters Letter states that Cadbury Schweppes submitted to the High Court the Scheme Circular (in near final form) for review on [•][13].

The Slaughters Letter indicates that on [•][14], an advertisement of the Hearing was placed in "The Times" newspaper in the U.K., which [provided the date, time and venue of the Hearing and][15] stated clearly that the Scheme Shareholders may appear at the Hearing[16].

For the Section 3(a)(10) exemption to apply, Cadbury Schweppes may not impose impediments or prerequisites to attendance at the Hearing that may, as a practical matter, prevent the Scheme Shareholders from having a meaningful opportunity to appear at the Hearing. The Slaughters Letter states that a Scheme Shareholder was not required to take any further action to

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[9] At page 7, opinion enumerated (c).

[10] At page 7, opinion enumerated (b)(ii).

[11] At page 3, paragraphs 4 and 5.

[12] *See* SEC Division of Corporation Finance: Revised Staff Legal Bulletin No. 3, at Section 3.

[13] **[It cannot be determined from the draft Slaughter and May opinion that Cadbury Schweppes will submit the Scheme Circular to the High Court before sending it to the Scheme Shareholders.]**

[14] **[There is no placeholder for the date of the advertisement in the draft Slaughter and May opinion. Perhaps this should be added.]**

[15] **[Not stated in the draft Slaughter and May opinion. Perhaps language should be added to make this clear.]**

[16] At page 4, paragraph 8.

perfect its right to attend the Hearing after it received the Scheme Circular, and accordingly, there was no condition precedent which it was required to satisfy in order to attend the Hearing[17].

[17] At page 4, paragraph 5.

MERGER PROTOCOL AND JUSTIFICATION

Bolsa de Mercadorias & Futuros-BM&F S.A., a publicly-held company with headquarters in the City of São Paulo, State of São Paulo, Brazil, at Praça Antonio Prado, 48, enrolled with the CNPJ/MF under No. 08936812/0001-55 (hereinafter simply referred to as "BM&F"), herein represented by its Chief Executive Officer, pursuant to the powers stated in Article 224 of Law No. 6,404/76, as amended, and based on the authorization granted by BM&F's Board of Directors; and

CMEG Brazil 2 Participações Ltda., a limited liability company with headquarters in the City of São Paulo, State of São Paulo, Brazil, at Rua Peixoto Gomide, 59, Jardim Paulista, enrolled with the CNPJ/MF under No. 09285747/0001-08 (hereinafter simply referred to as "CMEG2"), herein represented by its partners, pursuant to the powers stated in Article 224 of Law No. 6,404/76, as amended,

WHEREAS:

(i) CME Group, Inc., a Delaware corporation with headquarters in the City of Chicago, State of Illinois, USA, at 20 South Wacker Drive ("CME Group"), organized a corporate structure in Brazil in order to promote and develop its business in Latin America, through two or more legal entities, including CMEG2, which owns 1,189,066 shares of Class A Common Stock, with par value of US$0.01 per share, issued by CME Group ("CME Group Shares");

(ii) The Board of Directors of CME Group, CMEG2's indirect controlling partner, and the Board of Directors of BM&F agreed that their respective business could benefit from a combination and from the execution and delivery of certain operational and commercial agreements;

(iii) CME Group and BM&F have agreed upon the general terms and conditions of said combination and of the business and operational agreements which would result (a) in the acquisition of an indirect interest in BM&F by CME Group, (b) in the acquisition of an interest in CME Group by BM&F, (c) in the setting of other terms and conditions mutually beneficial to foster this business combination, and (d) in the execution and delivery of other ancillary operational agreements resulting from the combination;

(iv) CMEG2 serves, solely, as the exclusive investment vehicle for CME Group in futures exchanges in Latin America, and shall have the right to compel CME Group to cause Chicago Mercantile Exchange Inc., a Delaware corporation and wholly-owned subsidiary of CME Group, to execute and delivery a certain order routing agreement, which shall become effective as of the completion of the transaction set forth in this Protocol;

(v) BM&F wishes to become the owner of the CME Group Shares currently owned by CMEG2 and of CMEG2's rights referred to in Whereas (iv) above;

(vi) BM&F's and CME Group's Boards of Directors approved, as applicable, (a) the terms and conditions for the merger of CMEG2 into BM&F ("Merger"), including the number of BM&F's shares to be delivered to CMEG2's partners as a result of the Merger; and (b) in the case of BM&F, the appointment, to be submitted to the approval of a Special Shareholders' Meeting of BM&F, of the specialized company which performed the appraisal of CMEG2, as required for the implementation of the Merger; and

(vii) Immediately before the Merger, 100% of CMEG2's quotas shall be owned by CMEG Brazil 1 Participações Ltda., a limited liability company with headquarters in the City of São Paulo, State of São Paulo, Brazil, at Rua Peixoto Gomide, 59, Jardim Paulista, enrolled with the CNPJ/MF under No. 09279194/0001-80, indirectly controlled by CME Group ("CMEG1") and, as a consequence, CMEG1 shall receive the totality of BM&F's shares to be issued as a result of the Merger,

HAVE AGREED to execute this Protocol and Justification of Merger ("Protocol") pursuant to the following clauses and conditions:

1. Purposes of the Merger.

1.1. As described in the preamble to this Protocol, the Merger is part of a broad combination plan by and between BM&F and CME Group, the indirect owner of 100% of CMEG2's quotas, and shall be carried out so that BM&F receives, for their respective book value, the totality of the assets, rights and liabilities of CMEG2. As a result of the Merger, BM&F shall increase its net worth in an amount equivalent to the total amount of CMEG2's total net worth to be absorbed by BM&F.

1.2. The managements of BM&F and CMEG2 believe that the Merger shall be beneficial to both companies, for the reasons stated hereinbelow.

1.3. After the Merger, the corporate purposes of BM&F shall remain unchanged.

1.4. The Merger shall be submitted to the antitrust authorities in Brazil, pursuant to applicable legislation.

2. Exchange ratio, number and type of shares to be attributed to CMEG2's partners and rights of shares.

2.1. CMEG1 shall receive, as a result of the Merger, 101,078,580 common shares issued by BM&F. The exchange ratio to be used in the exchange of CMEG2's quotas for BM&F's shares attributed to CMEG1 was established, on an arm's-length basis, taking into account the benefits generated, including revenues, by the commercial transaction between the parties, as already acknowledged by the market.

2.2. BM&F's shares to be attributed to CMEG1 in exchange for its CMEG2's quotas that will be extinguished shall be entitled to the same rights as the outstanding BM&F's shares, and shall participate in the totality of the results of the fiscal year in progress. The statutory rights and advantages of BM&F's outstanding common shares shall not be modified.

3. <u>Criteria for the appraisal of CMEG2's net worth and treatment of net worth fluctuation</u>.

3.1. CMEG2's net worth shall be merged by its book value, based on the elements of its balance sheet specially drawn up for this purpose on January 14, 2008 ("<u>Reference Date</u>"), audited by Ernst & Young Auditores Independentes S.S.

3.2. The Merger shall be completed based on CMEG2's net worth value identified by the appraisal report of the specialized company referred to in item 6 of this Protocol, in relation to which there are no conflicts or pooling of interests, present or potential, with the shareholders or partners of BM&F or of CMEG2, as the case may be, or with respect to the Merger itself.

3.3. Any net worth fluctuation occurring from the Reference Date until the date on which the Merger is completed shall be absorbed by BM&F.

4. Increase of BM&F's corporate capital. Composition of BM&F's corporate capital and shares after the Merger.

4.1. The book value of CMEG2's net worth to be merged into BM&F is of R$1,276,199,174.30, as confirmed by the specialized company responsible for the appraisal. Therefore, the conveyance of CMEG2's net worth shall result in the increase of BM&F's net worth in the same amount, and in the consequent increase of its corporate capital in R$101,078,580.00, and the difference, in the amount of R$1,175,120,594.30, shall be accounted for as BM&F's capital reserve. BM&F's capital stock after the Merger shall be divided into 1,010,785,800 common shares.

4.2. The totality of CMEG2's quotas shall be extinguished by the time of the Merger, being said quotas substituted for the new shares issued by BM&F.

5. Amendment to BM&F's Bylaws.

5.1. The wording of article 5 of BM&F's Bylaws shall be amended to reflect (i) the prior capital increase previously approved by BM&F's Board of Directors at a meeting held on December 18, 2007, as well as (ii) the approval of the Merger, and shall become effective with the following language:

"Article 5. The subscribed and paid-in capital stock is one billion ten million seven hundred eighty-five thousand eight hundred Brazilian reais (R$1,010,785,800.00), divided into one billion ten million seven hundred eighty-five thousand eight hundred (1,010,785,800) common shares without par value."

6. Appointment of the Specialized Company Responsible for the Appraisal.

6.1. The management of BM&F appointed KPMG Auditores Independentes, a company enrolled with the CNPJ/MF under No. 57755217/0001-29 and with the Regional Accounting Council (CRC) under No. 2SP014428/O-6, with registered office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 33 ("KPMG"), as the specialized company responsible for the appraisal of the book value of CMEG2's net worth to be transferred to BM&F as a result of the Merger. Said appointment shall be ratified at a Special Shareholder's Meeting that shall review this Protocol, pursuant to paragraph 1 of Article 227 of Law No. 6,404/76. As a result thereof, KPMG has delivered to BM&F its appraisal report ("KPMG Report").

7. Extinction of CMEG2.

7.1. The Merger shall result in the extinction of CMEG2, the assets, rights and liabilities of which shall be succeeded by BM&F for all legal purposes.

8. Final Provisions.

8.1. BM&F has engaged N M Rothschild & Sons (Brasil) Ltda. to prepare a valuation report ("Report") which was relied upon by BM&F's Board of Directors for its decision to approve the Merger proposal and the business combination with CME Group.

8.2. This Protocol, KPMG's Report, the financial statements used as a basis for determination of CMEG2's net worth and the Report shall be available at BM&F's headquarters on January 23, 2008, and shall be sent to the Comissão de Valores Mobiliários ("CVM") and to the Bolsa de Valores de São Paulo S.A. ("BOVESPA").

8.3. Upon the approval of the Merger by CMEG1, in its capacity as CMEG2's sole partner, and upon the subscription, by the managers of CMEG2, of BM&F's shares to be issued as a result of the contribution of CMEG2's net worth, the Merger shall be completed, withdrawal rights being non-applicable.

8.4. Accounting. As a result of the Merger, CMEG1 shall account for the investment in BM&F's shares, divided between equity accounting and goodwill, based upon profitability prospects for BM&F.

8.5. CVM Registration. BM&F's publicly-held company registration with the CVM shall be maintained.

8.6. Corporate Acts. The following acts shall occur for the Merger to become effective: (a) a BM&F's Special Shareholders' Meeting to (i) approve this Protocol and authorize the capital stock increase to be subscribed and paid-up with the contribution of CMEG2's net worth, as well as to ratify the appointment of the specialized appraisal company to assess such net worth, and (ii) approve the KPMG Report and the Merger itself; and (b) a CMEG2's partners meeting to approve this Protocol and authorize the subscription, by CMEG2's managers, of the shares to be issued by BM&F.

IN WITNESS WHEREOF, THE PARTIES HAVE EXECUTED THIS INSTRUMENT IN FIVE COUNTERPARTS OF SAME FORM AND CONTENT, TOGETHER WITH THE UNDERSIGNED WITNESSES.

São Paulo, January 22, 2008

Bolsa de Mercadorias & Futuros-BM&F S.A.
by Edemir Pinto
General Officer

CMEG Brazil 1 Participações Ltda.
by Marcelo Duarte
Officer

CMEG Brazil Investments 2 LLC
by Marcelo Duarte
Proxy

Witnesses:

1. ____________________
   Name:
   ID:
   CPF/MF:
2. ____________________
   Name:
   ID:
   CPF/MF:

CORPORATE EVENTS CALENDAR

Company Name	**BOLSA DE MERCADORIAS & FUTUROS-BM&F S.A.**
Headquarters Address	**Praça Antonio Prado, 48 São Paulo, SP 01010-901 Brazil**
Internet Address	**www.bmf.com.br**
Investor Relations Officer	**Name: João Lauro Pires Vieira do Amaral**
	E-mail: ri@bmf.com.br
	Telephone: 55 11 3119-2543
	Fax: 55 11 3119-5939
Person responsible for the Investor Relations Department	**Name: João Lauro Pires Vieira do Amaral**
	E-mail: ri@bmf.com.br
	Telephone: 55 11 3119-2543
	Fax: 55 11 3119-5939
Newspapers (and cities) where the Company's corporate acts are published	**Diário Oficial do Estado de São Paulo (official newspaper of the state of São Paulo) Valor Econômico (São Paulo)**
The Company must submit to arbitration carried out before the Market Arbitration Chamber established by the *Novo Mercado* membership agreement signed on 11/07/2007.	

Annual Financial Statement and Consolidated Financial Statement, when applicable, at 12/31/2007	
EVENT	**DATE**
Submission to CVM and BOVESPA	02/26/2008
Publication	02/27/2008

Standardized Financial Statement (DFP) at 12/31/2007	
EVENT	**DATE**
Submission to CVM and BOVESPA	02/26/2008

Proceeds in cash from the results for the fiscal year ended December 31, 2007

EVENT	Resolution date	Total amount	Value in R$/share	Payment date
Interest on equity	Board of Director's Meeting – 12/28/2007	R$15,010,169.13	R$0.0165	01/15/2008
Dividends	Annual Shareholders' Meeting – 03/28/2008	R$3,695,799.26	R$ 0.003656362	04/15/2008

Proceeds in cash from the results for the fiscal year ended December 31, 2008				
EVENT	Resolution date	Total amount	Value in R$/share	Payment date
Interest on equity	Board of Director's Meeting – 03/25/2008	R$20,539,417.12	R$0.020320247	04/15/2008

Annual Financial Statement (IAN) at 12/31/2007	
EVENT	**DATE**
Submission to CVM and BOVESPA	04/25/2008

Quarterly Financial Statement (ITR)	
EVENT	**DATE**
Submission to CVM and BOVESPA	
First quarter	05/14/2008
Second quarter	08/13/2008
Third quarter	11/12/2008

Annual Shareholders' Meeting	
EVENT	**DATE**
Publication of call notice	02/27/2008 02/28/2008 02/29/2008
Submission of call notice to BOVESPA accompanied by management proposal, when available	02/26/2008
Annual Shareholders' Meeting	03/28/2008
Submission of main resolutions to CVM and BOVESPA	03/28/2008
Submission of minutes to BOVESPA	By 04/04/2008

Scheduled Special Shareholders' Meeting	
EVENT	**DATE**
Publication of call notice	01/30/2008 01/31/2008 02/01/2008
Submission of call notice to BOVESPA	01/29/2008
Special Shareholders' Meeting	02/26/2008
Submission of main resolutions to CVM and BOVESPA	02/26/2008
Submission of minutes to BOVESPA	02/26/2008

Public Meeting with Analysts	
EVENT	**DATE**
Public meeting with analysts, open to other interested parties (Time: 8:30am at the Company's headquarters)	03/24/2008

Conference Call	
EVENT	**DATE**
Disclosure of the 2007 results (Time: 2:30pm - Portuguese and 4:30pm – English. Further instructions at www.bmf.com.br/ir)	02/27/2008
Disclosure of the 1Q08 results (time to be defined)	05/15/2008
Disclosure of the 2Q08 results (time to be defined)	08/14/2008
Disclosure of the 3Q08 results (time to be defined)	11/13/2008

Scheduled Board of Directors' Meetings	
EVENT	**DATE**
Board of Directors' Meeting to review and approve 2007 financial statements	02/26/2008
Submission of main resolutions to CVM and BOVESPA	02/26/2008
Submission of minutes to BOVESPA	02/26/2008
Board of Directors' Meeting to approve the Payment of Interest on Equity - 1st quarter 2008	03/25/2008
Submission of main resolutions to CVM and BOVESPA	03/25/2008
Submission of minutes to BOVESPA	03/25/2008

RECEIVED

2008 MAR 31 A 8:22

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MATERIAL ACTS OR FACTS DISCLOSURE POLICY AND CONFIDENTIALITY OF BOLSA DE MERCADORIAS & FUTUROS-BM&F S.A.

1. PURPOSE

The purpose of this Material Acts or Facts Disclosure Policy and Confidentiality is to establish the practices for disclosure and use of material information of the Bolsa de Mercadorias & Futuros-BM&F S.A., pursuant to the provisions of CVM Instruction No. 358, of January 3, 2002, of CVM Instruction No. 369, of June 11, 2002, and of CVM Instruction No. 449, of March 15, 2007, establishing the obligations and mechanisms for disclosure of such relevant information to the market.

2. DEFINITIONS

Capitalized terms in this Disclosure Policy shall have the meaning set forth in this Section 2:

"Controlling Shareholder": as applicable, the shareholder or group of shareholders that is a party to a shareholders' agreement or under common control, and which exercises direct or indirect controlling power over the Corporation, pursuant to the provisions of Law No. 6404, of December 15, 1976, as amended.

"Management": the Officers and members and alternates of the Board of Directors of the Corporation.

"Material Act or Fact": any decision made by the Controlling Shareholder, any resolution adopted by the shareholders' meeting or by the administrative bodies of the Corporation, or any other act or fact of a political and administrative, technical, business or economic and financial nature which occurs or is related to its businesses, and is able to significantly affect (a) the price of the Securities, (b) investors' decisions to acquire, sell or keep these Securities and (c) investors'

decisions to exercise any rights as holders of the Securities, especially, but without limitation, the acts or facts listed in Schedule I hereto.

"Corporation": the Bolsa de Mercadorias & Futuros-BM&F S.A.

"Members of the Supervisory Board": members and alternates of the Supervisory Board of the Corporation, if installed, elected by resolution adopted by the Shareholders' Meeting.

"CVM": the Brazilian Securities & Exchange Commission.

"Investor Relations Officer": the Officer of the Corporation elected to carry out the duties contemplated in the instructions and regulations issued by the CVM, including execution, monitoring and oversight hereof.

"Market Entities": group of stock exchanges or of the organized over-the-counter market entities in which the Securities are or come to be listed, as well as of corresponding entities in other countries.

"Instruction 358": CVM Instruction No. 358, of January 3, 2002, as amended by CVM Instruction No. 369, of June 11, 2002, and by CVM Instruction No. 449, of March 15, 2007.

"Material Equity Holding": equity directly or indirectly corresponding to five percent (5%) or more of the shares representing the capital stock of the Corporation.

"Related Persons": the following persons related to the Management and Members of the Supervisory Board of the Corporation: (i) spouse, except for legally separated spouses, (ii) common law partner; (iii) any dependent included in the annual income tax return; and (iv) companies directly or indirectly controlled by the Management, by the Members of the Supervisory Board or by the other Related Persons.

"Connected Persons": the persons referred to in article 13 of Instruction 358, including the Corporation, the Controlling Shareholder, the Management, the Members of the Supervisory Board, the members of any technical or consulting bodies of the Corporation created by provisions of the Bylaws, managers and employees, controlled companies and/or companies under common control and respective controlling shareholders, management members and members of technical or consulting bodies, service providers and other professionals who have expressly acceded to the Disclosure Policy and who must comply with the rules described therein, as well as any persons who, even without having acceded to the Disclosure Policy, are aware of the information related to the Material Act or Fact in view of his or her title, job or position in the Corporation, its controlling shareholders or its controlled or associated companies.

"Disclosure Policy": this Material Acts or Facts Disclosure Policy and Confidentiality.

"Securities": any shares, real estate receivables certificates, subscription bonuses, receipts and subscription rights, promissory notes, call or put options or derivatives of any kind or, furthermore, any other bonds or collective investment contracts issued by the Corporation or referenced thereto and that are deemed "securities" due to legal provisions, existing on the date of approval hereof or created after such date.

3. PRINCIPLES AND OBJECTIVES

This Disclosure Policy is based on the following principles and objectives:

i) to provide complete information to the shareholders of the Corporation and to investors in general;

ii) to ensure wide and immediate disclosure of Material Acts or Facts;

iii) to grant equal access to public information about the Corporation to the shareholders of the Corporation and to investors in general;

iv) to protect confidentiality of undisclosed Material Acts or Facts;

v) to cooperate in the stability and development of the Brazilian capital market; and

vi) to consolidate good corporate governance practices in the Corporation.

4. DISCLOSURE PROCEDURES

4.1 The Investor Relations Officer is responsible for disclosing to and informing the CVM and the Market Entities about Material Acts or Facts by institutional communication channels, as well for adopting the other procedures contemplated herein.

4.2 The Material Acts or Facts shall be disclosed by means of (i) publication in the major newspapers customarily used by the Corporation and (ii) uploading of the information to the World Wide Web (internet), at the address [www.bmf.com.br], with contents at least identical to the contents sent to the CVM and to the Market Entities.

4.2.1 The publication referred to in item 4.2(i) may, at the discretion of the Investor Relations Officer, be made in the summary form, with the indication that complete information can be accessed at the electronic address [www.bmf.com.br].

4.2.2 The information submitted shall be clear and precise and the wording shall be objective and accessible to the investors. Whenever some technical notion deemed complex at the discretion of the Investor Relations Officer is used, the disclosed information shall include an explanation about its meaning.

4.3 In the event of disclosure of Material Acts or Facts by any communication means, including information to the press, or in meetings of trade associations,

investors, and analysts or with a selected public, in Brazil or abroad, the Investor Relations Officer shall simultaneously disclose information about such Material Acts or Facts to the market, as established herein.

4.4 Connected Persons who have access to information about Material Acts or Facts shall be responsible for informing the Investor Relations Officer about such information, and they shall confirm if the Investor Relations Officer adopted the measures contemplated herein as regards disclosure of such information.

4.4.1 Should the Connected Persons confirm that the Investor Relations Officer failed to comply with his or her duty of communication and disclosure, and provided no resolution on confidentiality of the Material Act or Fact has been adopted pursuant to Section 5 hereof, these Connected Persons shall immediately give the CVM notice about the Material Act or Fact, so that they are exempt from the responsibility imposed on them by the applicable regulations in these cases.

4.5 Whenever the CVM or the Market Entities require the Investor Relations Officer to provide additional information as regards disclosure of Material Acts or Facts, or should there be any atypical variation in the price or volume of traded Securities, the Investor Relations Officer shall inquire the persons who have access to information about Material Acts or Facts for the purpose of confirming if these persons are aware of some information that must be disclosed to the market.

4.5.1 The Management, Members of the Supervisory Board and other employees of the Corporation who may be inquired pursuant to the provisions of this item 4.5 shall immediately respond to the Investor Relations Officer's request. Should they not be able to meet personally or to hold a telephone conversation with the Investor Relations Officer on the same day on which he or she becomes aware of the requirement(s) of the CVM or of the Market Entities, the Management, Members of the Supervisory Board or employees in question shall send an electronic mail with information and clarifications to the Investor Relations Officer, at the address jla@bmf.com.br.

4.6 As a general rule, information related to Material Acts or Facts shall be simultaneously disclosed to the CVM and to the Market Entities before the start or after the close of trading in the Market Entities. Whenever the Securities are being simultaneously traded in Brazilian and foreign Market Entities, disclosure shall be made before the start or after the close of trading in all countries, and in case of incompatibility the operation hours in the Brazilian market shall prevail.

4.6.1 Should it be exceptionally necessary that the disclosure of Material Acts or Facts be made during trading hours, the Investor Relations Officer may request, upon disclosure of the Material Act or Fact and always simultaneously to the Brazilian and foreign Market Entities, the Securities trading to be suspended for the necessary time for due dissemination of such information. The Investor Relations Officer shall provide the Brazilian Market Entities with evidence that the requested suspension of trading also occurred in the foreign Market Entities.

5. EXCEPTION TO THE DISCLOSURE

5.1 Material Acts or Facts may exceptionally not be disclosed if the Controlling Shareholder or the Board of Directors of the Corporation understands that their disclosure shall put legitimate interests of the Corporation at risk. In these cases, the procedures contemplated herein shall be adopted for the purpose of ensuring confidentiality of such Material Acts or Facts.

5.2 Should the Material Act or Fact relate to transactions directly involving the Controlling Shareholder, the latter may instruct the Investor Relations Officer not to disclose the Material Act or Fact, stating the reasons for his or her decision.

5.3 The Controlling Shareholder or the Board of Directors of the Corporation, by means of its Chairperson, shall request the Investor Relations Officer to immediately disclose the Material Act or Fact kept confidential in any of the following events:

i) the information has become known by third parties neither involved with the Corporation nor with the possible business characterizing the Material Act or Fact;

ii) there is substantial evidence and well-founded fear of breach of confidentiality of the Material Act or Fact; or

iii) there is an atypical variation in the price or volume of traded Securities.

5.3.1 Should the Investor Relations Officer fail to adopt the required measures for immediate disclosure referred to in this item 5.3, the Controlling Shareholder itself or the Board of Directors of the Corporation, by means of its Chairperson, as the case may be, shall adopt the appropriate measures.

5.4 The Investor Relations Officer shall always be informed about Material Acts or Facts kept confidential, and it shall be jointly liable with the other persons who are aware of such information for adoption of the appropriate measures for maintaining confidentiality.

5.5 Whenever there are doubts as regards the legitimacy of non-disclosure of Material Acts or Facts kept confidential, the matter may be submitted to the CVM, as contemplated in the applicable rules.

6. PROCEDURES FOR MAINTAINING CONFIDENTIALITY

6.1 The Connected Persons shall (a) maintain confidentiality of information related to Material Acts or Facts to which they are granted privileged access in view of their title or position until their actual disclosure to the market, always following the procedures established in this Section 6, and (b) endeavor efforts to see that reliable subordinates and third parties adopt the same measures, being jointly liable in the event of noncompliance.

6.2 For the purpose of maintaining confidentiality as referred to in item 6.1 above, the Connected Persons shall follow and cause the procedures below to be followed, without prejudice to the adoption of other measures deemed appropriate in view of each concrete situation:

i) to disclose confidential information strictly to those persons that must become aware of it;

ii) not to discuss confidential information in the presence of third parties who are not aware of it, even if such third parties are not expected to understand the meaning of the conversation;

iii) not to discuss confidential information in conference calls in which it is not possible to be sure about who are actually the persons who may participate;

iv) to maintain documents of any kind related to the confidential information, including handwritten personal notes, in a closed safe, cabinet or file, to which only persons authorized to obtain such information shall be granted access;

v) to always generate electronic documents and files related to the confidential information with the protection of password systems;

vi) to internally circulate documents containing confidential information in sealed envelopes, which shall always be personally delivered to the addressee;

vii) not to send documents with confidential information per facsimile, unless if it is certain that only the person(s) authorized to obtain the information will have access to the receiving fax machine;

viii) without prejudice to the liability of the person who is transmitting the confidential information, to request a third party outside the Corporation who needs to have access to the information to sign a confidentiality agreement,

which shall specify the nature of the information and contain a statement that the third party acknowledges its confidential character, agreeing not to disclose it to any other person and not to negotiate with securities issued by the Company before disclosure of the information to the market.

6.3 Whenever confidential information needs to be disclosed to an employee of the Corporation or to other person that has a title, job or position in the Corporation, its controlling, controlled or associated companies, other than the Management or a member of the Supervisory Board, the person responsible for transmission of the information shall make sure that the person who receives it is aware of the provisions hereof, further requiring this person to sign the instrument contained in Schedule II hereto before transmitting him or her the confidential information.

7. FOLLOW-UP OF THE DISCLOSURE POLICY

7.1 The Investor Relations Officer shall confirm, upon occurrence of Material Acts or Facts, due compliance with the rules and procedures contemplated herein, immediately informing the Board of Directors about any irregularity.

7.2 The accuracy and adequacy in the wording of the information to be disclosed to the market, as required by item 4.2.2 above, shall be confirmed by the Investor Relations Officer.

7.3 Upon occurrence of any of the events contemplated in item 5.3 above, which result in the need to disclose Material Acts or Facts kept confidential, or upon breach of confidentiality of Material Acts or Facts prior to their disclosure to the market, the Investor Relations Officer shall carry out internal investigations and inquiries in the Company, inquiring the involved persons, who shall always immediately answer his or her requests for information, aiming at determining the reason that caused the possible breach of confidentiality of the information.

7.3.1 The conclusions of the Investor Relations Officer shall be sent to the Board of Directors for adoption of the necessary measures, accompanied by

possible recommendations and suggestions as regards amendments hereto in order to avoid a future breach of confidentiality of confidential information.

7.4 The Investor Relations Officer shall monitor the Securities trading, adopting procedures for trading occurred in periods preceding the disclosure of Material Acts or Facts to be reported to him or her, aiming at identifying possible trading prohibited by the laws in force by persons who were aware of such Material Acts or Facts, reporting possible irregularities to the Board of Directors and to the CVM.

8. AMENDMENT TO THE DISCLOSURE POLICY

8.1 By means of a resolution adopted by the Board of Directors, this Disclosure Policy may be amended in the following events:

i) upon express determination by the CVM in this regard;

ii) upon amendment to the applicable legal and regulatory provisions, so as to implement the adaptations that may be necessary;

iii) whenever the Board of Directors, during analysis of efficiency of the adopted procedure, observes that amendments are necessary.

8.2 Amendments to the Disclosure Policy of the Corporation shall be reported to the CVM and to the Market Entities by the Investor Relations Officer, as required by applicable rules, as well as to the persons mentioned in the list referred to in item 10.1.3 below.

9. PROCEDURES FOR TRANSMISSION OF INFORMATION ABOUT TRADING BY MANAGEMENT AND RELATED PERSONS

9.1 Procedures for transmission of information about Securities trading, as contemplated in this Section 9, are based on Article 11 of Instruction 358.

9.2 The Management and the Members of the Supervisory Board, as well as the members of technical or consulting bodies of the Corporation, shall inform the ownership of Securities, whether on their own behalf or on behalf of Related Persons, as well as changes in these positions.

9.2.1 The notice shall be sent to the Investor Relations Officer, who, on his or her turn, shall sent it to the CVM and to the Market Entities, in accordance with the draft form attached hereto as Schedule III.

9.2.2 Notice to the Investor Relations Officer shall be given: (i) within five (5) days after each transaction; (ii) on the first business day after investiture; and (iii) upon submission of the Corporations' request for registration as publicly-held company before the CVM.

9.2.3 Notice to the CVM shall be given (i) immediately after investiture and (ii) within at most ten (10) days after the end of the month in which there is a change in the positions held, indicating the balance of the position during the period.

10. PROCEDURES FOR COMMUNICATION AND DISCLOSURE OF PURCHASE OR SALE OF MATERIAL EQUITY HOLDING

10.1 Procedures for communication and disclosure of information about Securities trading involving Material Equity Holding, as contemplated in this Section 10, are based on Article 12 of CVM Instruction 358.

10.2 The Controlling Shareholder, directly or indirectly, and the shareholders that elect members of the Board of Directors of the Corporation shall inform the Corporation about the purchase or sale of Material Equity Holding, including the information mentioned in the draft form, pursuant to Schedule IV hereto.

10.2.1 Notice about the purchase or sale of Material Equity Holding shall be sent to the Investor Relations Officer immediately after said equity interest is met.

10.3 The Investor Relations Officer shall be responsible for transmission of information to the CVM and to the Market Entities immediately after receipt by the Corporation, as well as for updating the Annual Information – IAN form in the corresponding field.

10.4 Whenever the acquisition of Material Equity Holding results in or has been carried out for the purposes of changing the corporate control or the management structure of the Corporation, as well as whenever such acquisition results in the obligation to make a public offering, pursuant to the provisions of CVM Instruction No. 361, of March 5, 2002, the acquirer of Material Equity Holding shall also provide publication of a notice containing the information contemplated in Schedule IV hereto in the major newspapers customarily used by the Corporation.

11. VIOLATIONS AND PENALTIES

11.1 Without prejudice to the applicable penalties, as provided by current legislation, to be imposed by the competent authorities in the event of violation to the terms and procedures established herein, the Board of Directors shall adopt the disciplinary measures applicable within the scope of the Corporation, including as regards the removal from office or dismissal of the violator in the events of major violation.

11.2 Should the applicable measure be within the legal or statutory jurisdiction of the shareholders' meeting, the Board of Directors shall convene it to resolve upon this issue.

12. FINAL PROVISIONS

12.1 The Corporation shall send a copy hereof to the Connected Persons by registered mail, requesting them to send to the Corporation the accession deed duly signed pursuant to Schedule II hereto, which shall be filed at the registered office of the Corporation.

12.1.1Upon execution of the instrument of investiture of the new Management, the signature of the instrument contained in Schedule II hereto shall be required, and the new Management shall be informed about this Disclosure Policy of the Corporation.

12.1.2Information about this Disclosure Policy, as well as requirement of signature of the instrument contained in Schedule II hereto to persons not referred to in item 12.1 above, shall be made before such person becomes aware of Material Acts or Facts, pursuant to the provisions of item 6.3 above.

12.1.3The Corporation shall maintain at its registered office, available to the CVM, the list of persons contemplated by this item 12.1 and their respective identification, mentioning their title or position, address and enrollment number with the National Corporate Taxpayers Register or Individual Taxpayers' Registry, immediately updating it whenever there is a change.

12.2 This Disclosure Policy shall be complied with as of the date of its approval.

SCHEDULE I

1. Execution of agreement or contract transferring the share control of the Corporation, even if subject to conditions precedent or dissolving conditions.

2. Change in the control of the Corporation, including through execution, amendment or termination of shareholders' agreement.

3. Execution, amendment or termination of shareholders' agreement to which the Corporation is a party or intervening party, or which has been recorded in the appropriate book of the Corporation.

4. Entry or exit of a partner that maintains an operating, financial, technological or administrative agreement or cooperation with the Corporation.

5. Authorization to trade securities on any domestic or foreign market.

6. Decision to cancel the registration of the Corporation as publicly-held company before the CVM.

7. Merger, consolidation or spin-off involving the Corporation or controlled companies.

8. Change of legal form or dissolution of the Corporation.

9. Change in the composition of the Corporation's assets.

10. Adoption of new accounting criteria.

11. Debt renegotiation.

12. Approval of a call option plan.

13. Change in the Securities rights and advantages.

14. Splitting or grouping of shares or attribution of stock dividends.

15. Acquisition of shares of the Corporation to be held in treasury or for cancellation and sale of shares acquired in that way.

16. Profit or loss of the Corporation and attribution of cash gains.

17. Execution or termination of agreements, or failure in their performance, whenever the expectation of consummation is of public knowledge.

18. Approval or waiver of or amendment to a project, or delay in its implementation.

19. Beginning, resumption or interruption of the manufacturing or commercialization of products or of the provision of services.

20. Discovery, change or development of the Corporation's technology or funds.

21. Change in the forecasts disclosed by the Corporation.

22. Filing of a procedure of judicial recovery plan, filing of a petition in bankruptcy or filing of a lawsuit that may affect the economic and financial situation of the Corporation.

SCHEDULE II
ACCESSION DEED TO THE MATERIAL ACTS OR FACTS DISCLOSURE POLICY AND CONFIDENTIALITY OF BOLSA DE MERCADORIAS & FUTUROS- BM&F S.A.

By this instrument, [*insert name or corporate name*], [*insert identification – nationality, marital status, occupation, ID/Alien Registration Card – RNE, if an individual; inform corporate form, if a legal entity*], with address in [*insert address*], enrolled with the [*Individual Taxpayers Register of the Ministry of Finance - CPF/MF – National Corporate Taxpayers Register of the Ministry of Finance - CNPJ/MF*] under No. [*insert number*], as [*inform position occupied or "Controlling Shareholder"*] of the Bolsa de Mercadorias & Futuros BM&F-S.A., a joint-stock company with its registered office in the City of São Paulo, State of São Paulo, Brazil, at Praça Antonio Prado, 48, Downtown, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 08.936.812/0001-55, hereinafter referred to simply as **Corporation**, hereby represents that it is aware of the Material Acts or Facts Disclosure Policy and Confidentiality of the Corporation, approved by the Special Shareholders' Meeting held on September 19, 2007, pursuant to the provisions of CVM Instruction No. 358, of January 3, 2002, as amended by CVM Instruction No. 369, of June 11, 2002, and by CVM Instruction No. 449, of March 15, 2007, and undertakes to observe the rules and commitments contemplated in such document and always to perform its actions as regards the Corporation pursuant to that provisions.

[*insert place and date of signature*]

____

[*name or corporate name*]

SCHEDULE III

TRADING OF SECURITIES OF PUBLICLY-HELD COMPANIES CONTROLLED BY THE CORPORATION AND/OR CONTROLLING COMPANY		
Period: **[month/year]**		
Name of Purchaser or Seller:		
Identification:		**CNPJ/CPF:**
Trading Date:		
Issuing Company:		
Trading Type:		
Security Type:		
Total Volume:		
Volume by Species and Class:		
Price:		
Brokerage Firm Used:		
Other Material Information:		

SCHEDULE IV

PURCHASE OR SALE OF MATERIAL EQUITY HOLDING		
Period: **[month/year]**		
Name of Purchaser or Seller:		
Identification:		**CNPJ/CPF:**
Trading Date:		
Issuing Company:		
Trading Type:		
Security Type:		
Envisaged Volume:		
Volume by Species and Class:		
Price:		
Brokerage Firm Used:		
Purpose of the Interest:		
Number of convertible debentures already directly or indirectly held:		
Number of shares subject to conversion of debentures, by species and class, should this be the case:		

Number of other securities already directly or indirectly held:	
Reference to any understanding or agreement regulating the exercise of voting rights or the purchase and sale of securities issued by the Corporation:	
Other Material Information:	

BOLSA DE MERCADORIAS & FUTUROS-BM&F S.A.
CORPORATE TAXPAYERS' ID (CNPJ) No. 08.936.812/0001-55

STOCK OPTION PLAN

This Stock Option Plan for the purchase of shares of Bolsa de Mercadorias & Futuros-BM&F S.A. ("Corporation"), approved by the Special Shareholders' Meeting of the Corporation held on September 20, 2007 ("Plan"), establishes the general conditions of the stock option plan for purchase of shares issued by the Corporation, pursuant to the provisions of article 168, paragraph 3 of Law No. 6404/76.

1. Purpose of the Plan

1.1. The purpose of the Plan is to allow managers, employees and service providers of the Corporation or of other companies under its control, subject to certain conditions, to purchase shares of the Corporation for the purpose of: (a) encouraging the expansion, success and fulfillment of the corporate purposes of the Corporation; (b) to align the interests of the shareholders' of the Corporation with the interests of managers, employees and service providers of the Corporation or of other companies under its control; and (c) to enable the Corporation or other companies under its control to retain and maintain managers and employers bound thereto.

2. Eligible Beneficiaries

2.1. Managers, senior employees and service providers of the Corporation or of other Companies under its control may be elected beneficiaries of stock options granted under the Plan ("Beneficiaries").

3. Management of the Plan

3.1. The Plan shall be managed by the Board of Directors of the Corporation, which may delegate its duties, in compliance with the statutory limitations, to the Nomination and Compensation Committee ("Committee").

3.2. Upon compliance with the general conditions of the Plan and the directives adopted by the Shareholders' Meeting, the Board of Directors of the Corporation shall have absolute powers to adopt all necessary and convenient measures for management of the Plan, including:

(a) formulation and imposition of general rules related to the granting of options pursuant to the provisions of the Plan and the resolution of doubts about construction of the Plan;
(b) establishment of goals related to the performance of the management and employees of the Corporation or of other companies under its control so as to establish objective criteria for election of the Beneficiaries;
(c) election of the Beneficiaries of the Plan and authorization to grant stock options in their behalf, setting out all conditions of the options to be granted, as well as the change in these conditions whenever necessary to adapt the options to the provisions of new laws, rules or regulations; and
(d) issuance of new shares of the Corporation within the limit of the authorized capital, in order to satisfy the exercise of stock options granted under the Plan.

3.3. When exercising its duties, the Board of Directors shall be subject only to the limits established by law and in the Plan, it being understood that the Board of Directors may grant differential treatment to managers and employees of the Corporation or of other companies under its control who are in similar conditions, and there are no rules about equality before the law or analogy obligating it to grant to all persons the conditions it deems applicable to only one or some of them.

3.4. The resolutions adopted by the Board of Directors of the Corporation or by the Committee (as the case may be) are binding upon the Corporation as regards all issues related to the Plan.

4. Stock Option

4.1. From time to time during effectiveness of the Plan, the Board of Directors of the Corporation shall name the Beneficiaries for the benefit of whom stock options shall be granted under the Plan and determine the number of shares that may be purchased by means of the exercise of each option, the exercise price for each

option and their payment conditions, the terms and conditions of the exercise of each option and any other conditions related to these options.

4.2. The stock option pursuant to the provisions of the Plan shall be granted upon execution of stock option agreements between the Corporation and the Beneficiaries, which shall specify, without prejudice to other conditions established by the Board of Directors or by the Committee (as the case may be): (a) the volume of shares to be granted; (b) the conditions for acquisition of the right to exercise the option; (c) the final term for exercise of the stock option; and (d) the exercise price and payment conditions ("Option Agreement").

4.3. The Board of Directors or the Committee (as the case may be) may impose terms and/or conditions precedent for the exercise of the option, as well as restrictions on the transfer of the shares purchased by means of the exercise of the options, and it also can reserve for the Corporation repurchase options or rights of first refusal in the event of sale of these same shares by the Beneficiary, until the end of the term and/or compliance with the established conditions.

4.4. The Option Agreements shall be individually prepared for each Beneficiary, and the Board of Directors or the Committee (as the case may be) may establish different terms and conditions for each Option Agreement without the need to apply any equality or analogy rules among the Beneficiaries, even if they are in similar or identical conditions.

4.5. Stock options granted under the Plan, as well as their exercise by the Beneficiaries, are neither related nor linked to their fixed remuneration or possible profit shares.

4.6. Without prejudice to any provision to the contrary contemplated in the Plan or in an Option Agreement, the options granted under the Plan shall be automatically extinguished, and all their effects shall cease by operation of law, in the following cases:

(a) upon their full exercise;
(b) after the end of the term of effectiveness of the option;
(c) upon termination of the Option Agreement; or

(d) if the Corporation is dissolved, liquidated or has its petition in bankruptcy ruled.

5. Shares Subject to the Plan

5.1 Stock options granted under the Plan may grant the right to purchase a certain number of shares, as acknowledgment and withholding of the current employees of the Corporation, up to the limit of three percent (3%) of the shares of stock of the Corporation.

5.1.1 Stock options granted pursuant to the provisions of item 5.1 above shall vest as follows:

- Granting Date: Exercise of twenty-five percent (25%);
- Beginning of the First Year – Zero per cent;
- Beginning of the Second Year – Zero per cent;
- Beginning of the Third Year – twenty-five percent (25%);
- Beginning of the Fourth Year – twenty-five percent (25%), and
- Beginning of the Fifth Year – 25%.

5.2. Each year, stock options granting the right to purchase shares corresponding to zero point five percent (0.5%) of the capital stock may be issued, provided that these options, added to the options granted pursuant to the provisions of item 5.1 above, may not exceed the limit of five percent (5%) of dilution of ownership.

5.3. The maximum term for exercise of the options granted pursuant to the provisions of item 5.1.1 above shall be until the end of the sixth year.

5.4. Aiming at satisfying the exercise of stock options granted under the Plan, the Corporation may, at the Board of Directors' discretion: (a) issue new shares within the authorized capital limit; or (b) sell shares held in treasury.

5.5. Shareholders shall have no right of first refusal with respect to the granting or exercise of stock options under the Plan, as contemplated in article 171, paragraph 3 of Law No. 6404/76.

5.6. Shares acquired as a result of the exercise of stock option under the Plan shall maintain all rights pertaining to their species, except as otherwise provided in item 6.2.1. below, as well as possible provisions to the contrary established by the Board of Directors.

6. Exercise Price

6.1. The Board of Directors shall establish the price for the exercise of the options granted under the Plan.

6.2. The exercise price shall be paid by the Beneficiaries in the forms and within the terms established by the Board of Directors or by the Committee (as the case may be).

> 6.2.1. While the exercise price is not fully paid, the shares acquired by means of the exercise of the option under the Plan may not be sold to third parties, except upon prior authorization by the Board of Directors, in which case the proceeds from the sale shall be primarily used for payment of the debt owed by the Beneficiary to the Corporation.

7. Exercise of the Options

7.1. Options granted under the Plan may be exercised, fully or in part, in compliance with the terms and conditions established by the Board of Directors or by the Committee (as the case may be) and the terms and conditions contemplated in the respective Option Agreements.

> 7.1.1. The part of the option not exercised within the established terms and conditions shall be automatically deemed extinguished without the right to indemnification.

7.2. The Beneficiary who wishes to exercise his or her option agreement shall give the Corporation written notice about his or her intention to do it and indicate the number of shares he or she wishes to purchase, pursuant to the form of notice to be announced by the Board of Directors or by the Committee (as the case may be).

7.2.1. The Corporation shall inform the Beneficiary, within three (3) business days as of receipt of the notice referred to in item 7.2. above, about the exercise price to be paid, based on the number of shares informed by the Beneficiary, and the Corporation' management shall take all necessary action to formalize the purchase of shares subject to the exercise.

7.3. The Board of Directors or the Committee (as the case may be) may suspend the right to exercise the options whenever there are situations that, pursuant to the provisions of the laws or regulations in force, restrict or impede trading of the shares by the Beneficiaries.

7.4. No Beneficiary shall have any of the rights and privileges of the shareholders' of the Corporation until his or her option is duly exercised, pursuant to the provisions of the Plan and respective Option Agreement. No share shall be delivered to the owner as a result of the exercise of the option unless all statutory and regulatory requirements have been duly met.

8. Events of Withdrawal from the Corporation and its Effects

8.1. In the event the Beneficiary leaves the Corporation as a result of dismissal or termination of the service agreement, with or without cause, resignation or removal from office, retirement, permanent disability or death, the rights granted to him or her pursuant to the Plan may be extinguished or changed, in compliance with the provisions established in item 8.2. below.

8.2. If, at any time during effectiveness of the Plan, the Beneficiary:

(a) decides to leave the Corporation, tendering his or her resignation, terminating his or her service agreement or resigning his or her position as manager: (i) the rights not yet exercisable under the respective Option Agreement on the date of his or her withdrawal shall be automatically extinguished by operation of law, regardless of prior notice or indemnification, except if otherwise decided by the Board of Directors; and (ii) the rights already exercisable under the respective Option Agreement on the date of his or her resignation may be exercised within thirty (30) days as of the date of his or her

withdrawal, after which these rights shall be automatically extinguished by operation of law, regardless of prior notice or indemnification;

(b) is compelled to leave the Corporation by dismissal or termination of the service agreement with cause or removal from office due to violation against his or her duties and obligations as managers, all rights already exercisable or not yet exercisable pursuant to the respective Option Agreement, on the date of his or her withdrawal, shall be automatically extinguished by operation of law, regardless of prior notice or indemnification;

(c) is compelled to leave the Corporation by dismissal or termination of the service agreement without cause or removal from office without violation against his or her duties and obligations as managers: (i) the rights not yet exercisable pursuant to the Option Agreement, on the date of his or her withdrawal, shall be automatically exercisable, and the vesting terms shall be shortened; and (ii) the rights already exercisable pursuant to the Option Agreement on the date of his or her withdrawal may be exercised, provided this is made by the Beneficiary within one hundred and eighty (180) days as of the date of his or her withdrawal, after which these rights shall be automatically extinguished by operation of law and regardless of prior notice or indemnification;

(d) leaves the Corporation due to his or her retirement: (i) the rights not yet exercisable pursuant to the Option Agreement, on the date of his or her withdrawal, shall be automatically exercisable, and the vesting terms shall be shortened; and (ii) the rights already exercisable pursuant to the Option Agreement on the date of his or her withdrawal may be exercised, provided this is made by the Beneficiary within one hundred and eighty (180) days as of the date of his or her retirement, after which these rights shall be automatically extinguished by operation of law and regardless of prior notice or indemnification;

(e) leaves the Corporation due to his or her permanent disability: (i) the rights not yet exercisable pursuant to the Option Agreement, on the date of his or her withdrawal, shall be automatically exercisable, and the vesting terms shall be shortened; and (ii) the rights already exercisable pursuant to the Option Agreement on the date of his or her withdrawal may be exercised, provided this is made by the Beneficiary within three hundred and sixty (360) days as of the date of his or her withdrawal, after which these rights shall be

automatically extinguished by operation of law and regardless of prior notice or indemnification;

(f) leaves the Corporation due to his or her death: (i) the rights not yet exercisable pursuant to the Option Agreement, on the date of his or her death, shall be automatically exercisable and the vesting terms shall be shortened, and the statutory successors and heirs of the Beneficiary may exercise the respective stock option provided they do it within one (1) year as of the date of death, by operation of law, regardless of prior notice or indemnification; and (ii) the rights already exercisable pursuant to the Option Agreement on the date of his or her death may be exercised by the statutory successors and heirs of the Beneficiary, provided they do it within one (1) year as of the date of death, after which these rights shall be automatically extinguished by operation of law and regardless of prior notice or indemnification.

9. Term of Effectiveness of the Plan

9.1. The Plan shall come into force on the date of its approval by the Shareholders' Meeting of the Corporation, and it may be extinguished at any time by decision of the Shareholders' Meeting. The end of effectiveness of the Plan shall not affect the effectiveness of the options still in force granted thereunder.

10. General Provisions

10.1. The granting of options under the Plan shall not impede the Corporation from entering into corporate restructuring transactions, such as change of legal form, acquisition, merger and spin-off. The Board of Directors of the Corporation and the companies involved in such transactions may determine, at their discretion and without prejudice to other measures they decide in equity: (a) substitution of the shares subject to this option for shares of the Corporation's successor; (b) earlier acquisition of the right to exercise the stock option, so as to ensure inclusion of the corresponding shares in the option in question; and/or (c) payment in cash of the amount to which the Beneficiary would be entitled pursuant to the provisions of the Plan.

10.2. In the event the number, species and class of the existing shares on the date of approval of the Plan is changed as a result of stock dividends, stock split,

grouping or conversion of shares of a species or class into another or conversion in shares of other securities issued by the Corporation, the Board of Directors of the Corporation or the Committee (as the case may be) shall make the corresponding adjustment to the number, species and class of the shares that are the subject-matter of the options granted and their respective exercise price, in order to avoid distortions in the application of the Plan.

10.3. No provision of the Plan or option granted under the Plan shall grant any Beneficiary the right to remain as manager and/or employee of the Corporation, nor shall it interfere in any way in the right of the Corporation, at any time and subject to the statutory and contractual conditions, to terminate the employment contract of the employee and/or interrupt the term of office of the manager.

10.4. Each Beneficiary shall expressly accede to the terms of the Plan by means of written statement, without any qualification.

10.5. The Board of Directors may review the conditions of the Plan, to the benefit of the Corporation and its shareholders, provided it does not change the respective basic principles.

10.6. Any significant change in the laws as regards the regulation of joint-stock corporations, publicly-held corporations and/or the tax effects of stock option plans may lead to a complete review of the Plan.

10.7. Options granted hereunder shall be personal and non-transferable, and the Beneficiary may not in any case assign, transfer or in any way convey the options nor the rights and obligations inherent therein to any third party.

10.8. Any omissions hereof shall be regulated by the Board of Directors, in consultation with the Shareholders' Meeting, whenever deemed convenient. Any option granted under the Plan shall be subject to all terms and conditions established herein, which shall prevail in the event of inconsistency with provisions of any agreement or document mentioned herein.

São Paulo, September 20, 2007.

Edemir Pinto

PRIVATE INSTRUMENT OF ASSUMPTION OF OBLIGATIONS

This Instrument is executed among the individuals who and legal entities that, as holders of membership shares issued by the Bolsa de Mercadorias & Futuros-BM&F, identified below, sign the corresponding Accession Deed, pursuant to the provisions set forth in Schedule I or in Schedule II hereto (all signatories to the aforementioned Accession Deed shall be collectively referred to as Parties).

This Instrument is further executed by the following Intervening-Consenting Parties: **BOLSA DE MERCADORIAS & FUTUROS-BM&F**, with registered office in the City of São Paulo, Brazil, at Praça Antonio Prado, 48, enrolled with the National Corporate Taxpayers Register under CNPJ No. 54.641.030/0001-06, herein represented pursuant to its Bylaws, hereinafter referred to as BM&F; and

EDEMIR PINTO, Brazilian, married, economist, holder of Identity Card RG No. 6.572.298-SSP/SP and enrolled with the Individual Taxpayers' Registry of the Ministry of Finance under CPF/MF No. 614.304.988-20, domiciled in this Capital City of the State of São Paulo, Brazil, at Praça Antonio Prado, 48.

Whereas:

a) BM&F is incorporated since 1986 as an organization, and its purposes are, among other activities, to organize and provide the functioning of markets for the trading of securities and/or contracts, for prompt and future delivery, that are based on or have as underlying assets financial instruments, indices, indicators, rates, commodities, foreign currencies, energy, transportation, climate and environmental commodities, as well any other securities or rights directly or indirectly linked to such assets;

b) soon, BM&F intends to implement its "demutualization" process, that is, its "conversion", by means of a legal structure to be opportunely determined, into a joint-stock company, which shall operate under the name of Bolsa de Mercadorias & Futuros-BM&F S.A. ("BM&F S.A."), and, as a result of such process, the Parties shall receive shares issued by the new company, corresponding to the membership shares currently hold by them;

c) following implementation of the demutualization process, there shall be a secondary public offering of shares issued by BM&F S.A., which shall be subject to registration with the Brazilian Securities & Exchange Commission – CVM ("IPO");

d) the Parties are interested in establishing certain principles and rules to govern their relationship as holders of membership shares issued by BM&F, as well as certain principles and rules that shall govern their relationship as shareholders of BM&F S.A., especially as regards the events of purchase and sale of the membership shares owned by them and of the shares that shall be attributed to them;

e) the Parties agree that the entry of a strategic investor interested in holding an equity interest corresponding to at least ten percent (10%) of the capital stock of BM&F S.A. into the company after the end of the demutualization process is in line with the general interests of BM&F S.A.;

f) the Parties are aware of the fact that General Atlantic, a United States investment fund ("General Atlantic") submitted to BM&F a firm proposal for purchase of the shares to be issued by BM&F S.A., representing ten percent (10%) of the capital stock of BM&F S.A., under the conditions mentioned in Section 3.2 hereof;

g) the Parties further wish that, after the IPO, shares representing at least twenty-five (25%) of the voting capital of BM&F S.A. be traded on the market with other investors;

h) the Parties wish to maintain the ownership control existing previously to the IPO stable for a period deemed convenient for BM&F S.A.'s interests, in order to impede significant changes in the ownership of the shares issued by it to jeopardize the conduction of BM&F S.A.'s business; and

i) even though they agree with the purposes referred to hereinabove, certain holders of membership shares issued by BM&F do not wish to sell any portion of the shares issued by BM&F S.A. that shall be attributed to them,

NOW, THEREFORE, the parties decide to enter into this Instrument, which shall be governed by the following clauses and conditions:

SECTION ONE
MEMBERSHIP SHARES AND SHARES BOUND HERETO

1.1. This Instrument is binding upon: (i) all membership shares issued by the BM&F and currently owned by the Parties, as well as all membership shares that the Parties may in any form purchase by the end of the demutualization process ("Membership Shares"); and (ii) all shares issued by BM&F S.A. that may be attributed to the Parties as a result of the demutualization of BM&F, as well as all shares issued by BM&F S.A. that the parties may purchase during effectiveness hereof, in any way, including, without limitation, the purchase, subscription, splitting or attribution of stock dividends ("Shares").

1.2. The term Shares further encompasses any securities ensuring the right to subscribe Shares or that are convertible into such Shares.

1.3. In view of the fact that this instrument is a multilateral agreement, neither the amendment hereto nor the consent by any of the Parties shall be required for other holders of membership shares issued by BM&F to accede hereto and be part hereof, provided that they execute the respective "Accession Deed to the Private Instrument of Assumption of Obligations", in accordance with forms numbered as Schedules I and II hereto.

SECTION TWO
ACCESSION HERETO

2.1. Accession hereto, pursuant to the provisions of section 1.3 above, shall occur upon signature, by holders of Membership Shares, of the Accession Deeds that constitute Schedule I or Schedule II hereto, by means of which their signatories shall represent that they are cognizant of and agree with all terms and conditions hereof and shall irrevocably and irreversibly assume the rights and obligations referred to in the Accession Deed executed by them.

2.2. As of the date of their execution, the Accession Deeds shall be part hereof for all legal purposes.

SECTION THREE
EVENTS OF SALE OF SHARES

3.1. The Parties that execute the Accession Deed as contemplated in Schedule 1 hereto ("Sellers") shall be submitted to the rights and obligations contemplated in this Section Three, irrevocably and irreversibly agreeing to sell thirty-five percent (35%) of the Shares attributed to them as a result of BM&F's demutualization process, in compliance with the provisions set forth in this Section.

3.2. **Sale to Strategic Investor** – Sellers hereby represent that they are cognizant of and that they agree with the firm proposal submitted by General Atlantic to purchase Shares representing 10% of the capital stock of BM&F S.A. ("Proposal"), under the conditions detailed in Sections 3.2.1 and 3.2.2 below.

3.2.1. The total price to be paid by General Atlantic for the Shares that are the subject-matter of the Proposal is one billion Brazilian *reais* (R$1,000,000,000.00) ("Price"), which shall be prorated among the Sellers, in accordance with the number of Shares to be sold by each one of them, pursuant to the provisions of Section 3.2.4 below.

3.2.2. Payment of the Price by General Atlantic to the Sellers shall be made in accordance with the following conditions:

a) nine hundred million Brazilian *reais* (R$900,000,000.00) shall be paid in cash, in the form and on the date contemplated in the Share purchase agreement that is the subject-matter of the Proposal; and

b) one hundred million Brazilian *reais* (R$100,000,000.00) shall be paid on the fifth business day after the date on which the Shares are admitted to be traded on the São Paulo Stock Exchange – BOVESPA, subject to implementation of the following conditions: (i) the Shares issued by BM&F S.A. shall be admitted for trading on the BOVESPA by December 31, 2007; and (ii) the market value of BM&F S.A., determined by multiplication of the average price of the Shares issued by BM&F S.A. on the BOVESPA in the

three (3) first auctions in which these shares are admitted for trading by the total number of Shares into which the capital stock of BM&F S.A. is divided shall exceed twelve billion Brazilian *reais* (R$12,000,000,000.00).

3.2.3. Sellers hereby agree to sell to General Atlantic, within the agreed terms, ten percent (10%) of the Shares attributed to them as a result of BM&F's demutualization process, in the terms described in Sections 3.2.1 and 3.2.2 above.

3.2.4. BM&F S.A. shall inform Sellers and General Atlantic, within ten (10) days as of the date on which the Shareholders' Meeting of BM&F that approves it demutualization is held, the number of shares of each Seller that shall be sold.

3.2.5. The amount related to the sale of the Shares shall be credited by General Atlantic, in accordance with the number of Shares to be sold by each Seller, to the checking account held by each Seller and registered with BM&F or to other account expressly informed to BM&F S.A. sufficiently in advance.

3.3. Should for any reason the sale contemplated in the Proposal mentioned in Section 3.2 above not be made, Sellers agree to sell the shares held by them in the event of submission of another firm proposal for purchase of Shares representing up to ten percent (10%) of the capital stock of BM&F S.A. by some strategic investor, provided the conditions of this proposal are at least equivalent to those described in Sections 3.2.1 and 3.2.2 above and are approved by the Board of Directors of BM&F or of BM&F S.A.

3.4. **Sale in the IPO** – In the IPO to be launched after the end of the demutualization process, Sellers agree to sell 25% of the Shares attributed to them as a result of BM&F's demutualization, for the price that may be charged on the basis of the process of collection of investment intentions.

3.4.1. BM&F S.A. shall inform Sellers about the number of Shares held by each of them that shall be sold in the IPO.

3.5. Sellers hereby irrevocably and irreversibly grant to Mr. Edemir Pinto, duly identified in the Preamble hereof, all necessary and legally permitted

powers to take all required actions for the sale of Shares owned by them, in the events contemplated in this Section Three, in accordance with the terms and conditions established herein, including, without limitation, to sign the documents to pass title to the Shares and to include these Shares in the IPO, to acquit and to receive acquittal.

SECTION FOUR
RESTRICTIONS ON THE SALE OF THE MEMBERSHIP SHARES AND OF THE SHARES

4.1. The Parties hereby agree, from the initial date of effectiveness hereof until the date on which BM&F's demutualization process ends, not to sell, offer for sale, grant call option, assign, transfer, borrow, transfer to other company, grant usufruct or trust rights, nor in any way dispose of any Membership Share held by them.

4.2. After the end of the demutualization process, the Parties agree not to sell, offer for sale, grant call option, assign, transfer, borrow, transfer to other company, grant usufruct or trust rights, nor in any way dispose of any Share held by them, except in the events contemplated in Sections 3.2, 3.3, 3.4, 4.4, final part, and 4.5 hereof, and:

a) as regards the Sellers that acceded hereto pursuant to the provisions of Schedule I, the obligation contemplated in this Section 4.2. shall be effective for a six-(6-)month term as of the date on which the Shares issued by BM&F S.A. become listed for trading on the BOVESPA; and

b) as regards the other Parties that acceded hereto pursuant to the provisions of Schedule II, the obligation contemplated in this Section 4.2. shall be effective for a two-(2-)year term, as of the date on which the Shares issued by BM&F S.A. become listed for trading on the BOVESPA

4.3. The provision contemplated in Section 4.2 also prohibits transfer to third parties, by any of the Parties, of the right to subscribe Shares in capital increases approved by BM&F S.A.

4.4. The Membership Shares or Shares held by any of the Parties may neither be encumbered nor subject to pledge, trust receipt or any other form of collateral during the period in which the restrictions contemplated in this Section are in effect as regards each Party, except for the events in which the Membership Shares or the Shares are pledged as collateral against payment of transactions carried out by the parties, in their behalf or in behalf of their clients, on stock exchanges, commodities and futures exchange or organized over-the-counter market.

4.5. Disposals or transfers of Membership Shares or Shares to companies controlled by or that control the Parties or to companies controlled by the shareholders or that are controlling partners of the Parties, or those previously and reasonably submitted to and approved by BM&F' management, shall not be subject to the prohibitions established in Sections 4.1 and 4.2.

4.6. It is a condition precedent required to any transfer of Membership Shares or Shares authorized by Section 4.5 that the purchaser or assignee prior and expressly accedes, without any restriction, to the terms hereof, assuming, by means of execution of the Accession Deed, rights and obligations identical to those that were not assumed by the original Party.

4.7. Transfers of Membership Shares or Shares or any encumbrance in noncompliance with the provisions of this Section Four shall neither be valid nor effective, and BM&F or BM&F S.A., as the case may be, shall not record them in their corporate books.

SECTION FIVE
FILING AND OBLIGATIONS OF BM&F AND BM&F S.A.

5.1. BM&F enters into this Agreement as intervening-consenting party, acknowledging and agreeing with all its terms and conditions, and it agrees to ensure full compliance with the provisions hereof.

5.2. This Instrument shall be filed at BM&F's registered office and it shall remain filed at the registered office of BM&F S.A. after demutualization.

5.3. The Parties agree that this Instrument shall become effective after the end of BM&F's demutualization process, regardless of any other formality or action by the Parties, as Shareholders' Agreement of BM&F S.A., for all purposes provided in article 118 of Law No. 6404/1976.

5.4. After the end of BM&F's demutualization process, the obligations resulting hereof shall be annotated in the financial institution that shall hold the shares issued by BM&F S.A. in custody, either in the Registered Share Register or in the margin of the register of shares held by the Parties, as well as in the respective certificates, share certificates or multiple share certificates, as the case may be, and these annotations shall impede any action in noncompliance with the provisions hereof.

SECTION SIX
EFFECTIVENESS

6.1. This Instrument shall only come into force and become effective upon signature of the Accession Deeds contemplated in Schedule I or Schedule II hereto by holders of Membership Shares representing at least 95% percent of BM&F's equity, which holders shall then become bound to the provisions hereof.

6.2. This Instrument shall be effective from the date on which the conditions referred to in Section 6.1 above are met until two (2) years after the date on which the shares issued by BM&F S.A. are admitted to trading on the São Paulo Stock Exchange – BOVESPA.

SECTION SEVEN
GENERAL PROVISIONS

7.1. Any and all warnings or notices hereunder shall be in writing and shall be sent by mail, fax or other means of transmission with acknowledgment of receipt to the addresses mentioned in the Accession Deeds signed by the Parties.

7.2. No right or obligation of the Parties hereunder may be transferred or assigned, fully or in part, except upon BM&F'S prior and express consent.

7.3. This Instrument is irrevocably and irreversibly executed and it may not be amended, except by a written instrument signed by all Parties.

7.4. This Instrument is binding upon the Parties, their heirs and successors, on any account.

7.5. The Parties represent that they did not enter and they agree not to enter, during the whole term of effectiveness hereof, into any other contract or agreement with other holders of membership shares of BM&F or shareholders of BM&F S.A. aiming at regulating the exercise of the rights and obligations resulting from their position as members of BM&F or shareholders of BM&F S.A..

7.6. Failure to exercise any right or power hereunder shall neither result in novation nor waiver, nor shall it exclude the exercise of such right or power at any time.

7.7. Should any provision hereof be deemed invalid, the other contractual provisions shall still be binding upon the Parties, which shall, in good-faith, agree to replace the invalid provisions so as to fulfill the purposes thereof, to the possible extent.

7.8. Noncompliance with the obligations contemplated herein shall result in the specific performance of affirmative covenants, pursuant to the provisions of articles 466-A through 466-C of the Brazilian Code of Civil Procedure.

7.9. Without prejudice to the possibility of specific performance contemplated in Section 7.8, each Party shall be liable for possible losses and damages caused by it, by its agents and by its representatives to the other Parties.

7.10. Any and all disputes hereunder resulting from and/or related to construction hereof must be exclusively and finally resolved by arbitration, to be established and conducted by the Market Arbitration Chamber, pursuant to the provisions contemplated in the respective regulations.

7.11. Without prejudice to the validity of the arbitration Clause contemplated hereinabove, the Parties elect, excluding any other, the central courts of the Judicial District of the Capital City of the State of São Paulo, Brazil – if and when necessary –, for the sole purpose of obtaining coercive or injunctive relief of a preventive, provisory or permanent nature, as guarantee to the arbitration proceedings to be established or already in progress and/or to ensure existence and effectiveness of the arbitration proceedings.

Without prejudice to the other accessions that may occur, this Instrument shall be signed by two (2) acceding members, duly identified in the corresponding accession deeds, and by the Intervening-Consenting parties.

São Paulo, August 17, 2007.

____

____

____

Bolsa de Mercadorias & Futuros – BM&F

____

Edemir Pinto

Witnesses:

1. ________________	2. ________________
Name:	Name:
ID:	ID:

SCHEDULE I

ACCESSION DEED TO THE PRIVATE INSTRUMENT OF ASSUMPTION OF OBLIGATIONS ENTERED INTO WITHIN THE SCOPE OF THE BOLSA DE MERCADORIAS & FUTUROS-BM&F

By this Instrument and on the best terms of the law,

____,
with address at ____
____,
enrolled with the Individual Taxpayers Register (CPF) / National Corporate Taxpayers Register (CNPJ) under No. ____________________________,
("Acceding Party")

As holder of the following membership shares issued by the BOLSA DE MERCADORIAS & FUTUROS-BM&F:

( ) Commodity Brokerage House(s)
( ) Clearing Member(s)
( ) Local(s)
( ) Common Member(s)

Hereby expressly accedes and becomes a Party to the Private Instrument of Assumption of Obligations, a copy of which is hereby provided, declaring to be cognizant of and to agree with all of its terms, and assuming all rights and obligations of the Parties thereof, **INCLUDING** the obligation contemplated in Section Three thereof, related to (i) the sale, within the terms and under the conditions established therein, of thirty-five percent (35%) of the shares attributed to it in BM&F's demutualization process and (ii) the granting of powers to Mr. Edemir Pinto, as provided in Section 3.5.

The Acceding Party further agrees that, pursuant to the provisions of Section 4.2."a" of the Private Instrument of Assumption of Obligations, the Shares issued by BM&F S.A. attributed to it as a result of the demutualization process of BM&F may not in any way be sold for a term of six (6) months as

of the date on which the Shares issued by BM&F S.A. are admitted for trading on the São Paulo Stock Exchange – BOVESPA, provided the cases expressly admitted in the aforementioned Private Instrument of Assumption of Obligations.

IN WITNESS WHEREOF, this Accession Deed is executed in two (2) counterparts of equal contents and form, and is a constituent part of the aforementioned Private Instrument of Assumption of Obligations.

São Paulo, , 2007

____

Acceding Party

____

Bolsa de Mercadorias & Futuros – BM&F

____

Edemir Pinto

Witnesses:

1. ______________	2. ______________
Name:	Name:
ID:	ID:

SCHEDULE II

ACCESSION DEED TO THE PRIVATE INSTRUMENT OF ASSUMPTION OF OBLIGATIONS ENTERED INTO WITHIN THE SCOPE OF THE BOLSA DE MERCADORIAS & FUTUROS-BM&F

By this Instrument and on the best terms of the law,

____,
with address at ______________________________________
____,
enrolled with the Individual Taxpayers Register (CPF) / National Corporate Taxpayers Register (CNPJ) under No. ____________________________,
("Acceding Party")

As holder of the following membership shares issued by the BOLSA DE MERCADORIAS & FUTUROS-BM&F:

( ) Commodity Brokerage House(s)
( ) Clearing Member(s)
( ) Local(s)
( ) Common Member(s)

Hereby expressly accedes and becomes a Party to the Private Instrument of Assumption of Obligations, a copy of which is hereby provided, declaring to be cognizant of and to agree with all of its terms, and assuming all rights and obligations of the Parties thereof, **EXCEPT FOR** the obligation contemplated in Section Three thereof, related to the sale, within the terms and under the conditions established therein, of the portion of shares attributed to it in BM&F's demutualization process.

The Acceding Party further agrees that, pursuant to the provisions of Section 4.2."b" of the Private Instrument of Assumption of Obligations, the Shares issued by BM&F S.A. attributed to it as a result of the demutualization

process of BM&F may not in any way be sold for a term of two (2) years as of the date on which the Shares issued by BM&F S.A. are admitted for trading on the São Paulo Stock Exchange – BOVESPA, provided the cases expressly admitted in the aforementioned Private Instrument of Assumption of Obligations.

IN WITNESS WHEREOF, this Accession Deed is executed in two (2) counterparts of equal contents and form, and is a constituent part of the aforementioned Private Instrument of Assumption of Obligations.

São Paulo, , 2007

____

Acceding Party

____

Bolsa de Mercadorias & Futuros – BM&F

____

Edemir Pinto

Witnesses:

1. ________________	2. ________________
Name:	Name:
ID:	ID:

CONSOLIDATED FORM
Trading of securities of management and related persons (CVM Rule 358/2002, article 11)

Between 03.01.2008 and 03.31.2008:

( ) only the following security and derivative operations were performed.

(x) no security and derivative operations were performed.

Company Name: Bolsa de Mercadorias & Futuros – BM&F S.A.							
Group and Related Persons	**(X) Board of Directors ( ) Controlling Shareholders**		**( ) Board of Executive Officers**		**( ) Self-Regulation Board**	**() Technical and Consulting Committees**	
INITIAL BALANCE							
Security/ Derivative	Characteristic of the Securities		Quantity			Interest %	
						Same Type/ Class	Total
Shares	Common		5,562,291			0.55%	0.55%
TRANSACTIONS IN THE MONTH – LIST EACH PURCHASE OR SALE TRANSACTION CARRIED OUT IN THE MONTH (DAY, QUANTITY, PRICE AND VOLUME)							
Security/ Derivative	Characteristic of the Securities	Intermediate	Operation	Day	Quantity	Price	Volume(R$)
Shares	Common	-	-	-	-	-	-
FINAL BALANCE							
Security/ Derivative	Characteristic of the Securities		Quantity			Interest %	
						Same Type/ Class	Total
Shares	Common		5,562,291			0.55%	0.55%

Notes:

CONSOLIDATED FORM

Trading of securities of management and related persons (CVM Rule 358/2002, article 11)

Between 03.01.2008 and 03.31.2008:

( ) only the following security and derivative operations were performed.

(X) no security and derivative operations were performed.

<table>
<tr><td colspan="9">Company Name: Bolsa de Mercadorias & Futuros – BM&F S.A.</td></tr>
<tr><td>Group and Related Persons</td><td colspan="2">( ) Board of Directors
( ) Controlling Shareholders</td><td colspan="2">(X) Board of Executive Officers</td><td colspan="2">( ) Self-Regulation Board</td><td colspan="2">() Technical and Consulting Committees</td></tr>
<tr><td colspan="9">INITIAL BALANCE</td></tr>
<tr><td rowspan="2">Security/ Derivative</td><td colspan="3" rowspan="2">Characteristic of the Securities</td><td colspan="3" rowspan="2">Quantity</td><td colspan="2">Interest %</td></tr>
<tr><td>Same Type/ Class</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="3">Common</td><td colspan="3">4,275,846</td><td>0.4702%</td><td>0.4702%</td></tr>
<tr><td colspan="9">TRANSACTIONS IN THE MONTH – LIST EACH PURCHASE OR SALE TRANSACTION CARRIED OUT IN THE MONTH (DAY, QUANTITY, PRICE AND VOLUME)</td></tr>
<tr><td>Security/ Derivative</td><td>Characteristic of the Securities</td><td>Intermediate</td><td>Operation</td><td>Day</td><td>Quantity</td><td>Price</td><td colspan="2">Volume (R$)</td></tr>
<tr><td>Shares</td><td>Common</td><td>-</td><td>-</td><td>-</td><td>-</td><td>-</td><td colspan="2">-</td></tr>
<tr><td colspan="9">FINAL BALANCE</td></tr>
<tr><td rowspan="2">Security/ Derivative</td><td colspan="3" rowspan="2">Characteristic of the Securities</td><td colspan="3" rowspan="2">Quantity (1)</td><td colspan="2">Interest %</td></tr>
<tr><td>Same Type/ Class</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="3">Common</td><td colspan="3">4,093,396</td><td>0.40497%</td><td>0.40497%</td></tr>
</table>

Notes: (1) Quantity of shares changed as a result of the replacement of Company's Foreign Clearinghouse Officer and the Information Technology Officer on 03.25.2008

CONSOLIDATED FORM

Trading of securities of management and related persons (CVM Rule 358/2002, article 11)

Between 03.01.2008 and 03.31.2008:

( ) only the following security and derivative operations were performed.

(X) no security and derivative operations were performed.

Company Name: Bolsa de Mercadorias & Futuros – BM&F S.A.							
Group and Related Persons	**( ) Board of Directors ( ) Controlling Shareholders**		**( ) Board of Executive Officers**		**(X) Self-Regulation Board**	**() Technical and Consulting Committees**	
INITIAL BALANCE							
Security/ Derivative	Characteristic of the Securities			Quantity		Interest %	
						Same Type/ Class	Total
Shares	Common			0		0%	0%
TRANSACTIONS IN THE MONTH – LIST EACH PURCHASE OR SALE TRANSACTION CARRIED OUT IN THE MONTH (DAY, QUANTITY, PRICE AND VOLUME)							
Security/ Derivative	Characteristic of the Securities	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common	-	-	-	-	-	-
FINAL BALANCE							
Security/ Derivative	Characteristic of the Securities			Quantity		Interest %	
						Same Type/ Class	Total
Shares	Common			0		0%	0%

CONSOLIDATED FORM

Trading of securities of management and related persons (CVM Rule 358/2002, article 11)

Between 03.01.2008 and 03.31.2008:

( ) only the following security and derivative operations were performed.

(X) no security and derivative operations were performed.

Company Name: Bolsa de Mercadorias & Futuros – BM&F S.A.							
Group and Related Persons	**( ) Board of Directors ( ) Controlling Shareholders**		**( ) Board of Executive Officers**		**( ) Self-Regulation Board**	**(X) Technical and Consulting Committees**	
INITIAL BALANCE							
Security/ Derivative	Characteristic of the Securities			Quantity		Interest % Same Type/ Class	Interest % Total
Shares	Common			5,428,219		0.53703%	0.53703%
TRANSACTIONS IN THE MONTH – LIST EACH PURCHASE OR SALE TRANSACTION CARRIED OUT IN THE MONTH (DAY, QUANTITY, PRICE AND VOLUME)							
Security/ Derivative	Characteristic of the Securities	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common	-	-	-	-	-	-
FINAL BALANCE							
Security/ Derivative	Characteristic of the Securities			Quantity		Interest % Same Type/ Class	Interest % Total
Shares	Common			5,428,219		0.53703%	0.53703%

Notes:

CONSOLIDATED FORM
Trading of securities of management and related persons (CVM Rule 358/2002, article 11)

Between 02.01.2008 and 02.29.2008,

(x) only the following security and derivative operations were performed.

( ) no security and derivative operations were performed.

Company Name: Bolsa de Mercadorias & Futuros – BM&F S.A.							
Group and Related Persons	**(X) Board of Directors ( ) Controlling Shareholders**		**( ) Board of Executive Officers**		**( ) Self-Regulation Board**	**() Technical and Consulting Committees**	
INITIAL BALANCE							
Security/ Derivative	Characteristic of the Securities			Quantity		Interest %	
						Same Type/ Class	Total
Shares	Common			5,559,335		0.6111%	0.6111%
TRANSACTIONS IN THE MONTH – LIST EACH PURCHASE OR SALE TRANSACTION CARRIED OUT IN THE MONTH (DAY, QUANTITY, PRICE AND VOLUME)							
Security/ Derivative	Characteristic of the Securities	Intermediate	Operation	Day	Quantity	Price	Volume(R$)
Shares	Common	-	Donation	22	1	0.00	0.00
Shares	Common	-	OTC	22	1	17.03	17.03
Shares	Common	-	Return under loan agreement	22	2,956	14.50	42,862.00
FINAL BALANCE							
Security/ Derivative	Characteristic of the Securities			Quantity		Interest %	
						Same Type/ Class	Total
Shares	Common			5,562,291		0.55%	0.55%

Notes: Percentage interest changed as a result of the Company's capital increase, with the issue of 101,078,580 new common shares, for a total of 1,010,785,800 shares.

CONSOLIDATED FORM

Trading of securities of management and related persons (CVM Rule 358/2002, article 11)

Between 02.01.2008 and 02.29.2008,

( ) only the following security and derivative operations were performed.

(X) no security and derivative operations were performed.

<table>
<tr><td colspan="8">Company Name: Bolsa de Mercadorias & Futuros – BM&F S.A.</td></tr>
<tr><td>Group and Related Persons</td><td colspan="2">( ) Board of Directors
( ) Controlling Shareholders</td><td colspan="2">(X) Board of Executive Officers</td><td colspan="1">( ) Self-Regulation Board</td><td colspan="2">() Technical and Consulting Committees</td></tr>
<tr><td colspan="8">INITIAL BALANCE</td></tr>
<tr><td rowspan="2">Security/ Derivative</td><td rowspan="2" colspan="3">Characteristic of the Securities</td><td rowspan="2" colspan="2">Quantity</td><td colspan="2">Interest %</td></tr>
<tr><td>Same Type/ Class</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="3">Common</td><td colspan="2">4,275,846</td><td>0.4702%</td><td>0.4702%</td></tr>
<tr><td colspan="8">TRANSACTIONS IN THE MONTH – LIST EACH PURCHASE OR SALE TRANSACTION CARRIED OUT IN THE MONTH (DAY, QUANTITY, PRICE AND VOLUME)</td></tr>
<tr><td>Security/ Derivative</td><td>Characteristic of the Securities</td><td>Intermediate</td><td>Operation</td><td>Day</td><td>Quantity</td><td>Price</td><td>Volume (R$)</td></tr>
<tr><td>Shares</td><td>Common</td><td>-</td><td>-</td><td>-</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td colspan="8">FINAL BALANCE</td></tr>
<tr><td rowspan="2">Security/ Derivative</td><td rowspan="2" colspan="3">Characteristic of the Securities</td><td rowspan="2" colspan="2">Quantity</td><td colspan="2">Interest %</td></tr>
<tr><td>Same Type/ Class</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="3">Common</td><td colspan="2">4,275,846</td><td>0.42302%</td><td>0.42302%</td></tr>
</table>

Notes: Percentage interest changed as a result of the Company's capital increase, with the issue of 101,078,580 new common shares, for a total of 1,010,785,800 shares.

CONSOLIDATED FORM

Trading of securities of management and related persons (CVM Rule 358/2002, article 11)

Between 02.01.2008 and 02.29.2008,

( ) only the following security and derivative operations were performed.

(X) no security and derivative operations were performed.

Company Name: Bolsa de Mercadorias & Futuros – BM&F S.A.							
Group and Related Persons	**( ) Board of Directors ( ) Controlling Shareholders**		**( ) Board of Executive Officers**		**(X) Self-Regulation Board**	**() Technical and Consulting Committees**	
INITIAL BALANCE							
Security/ Derivative	Characteristic of the Securities			Quantity		Interest %	
						Same Type/ Class	Total
Shares	Common			0		0%	0%
TRANSACTIONS IN THE MONTH – LIST EACH PURCHASE OR SALE TRANSACTION CARRIED OUT IN THE MONTH (DAY, QUANTITY, PRICE AND VOLUME)							
Security/ Derivative	Characteristic of the Securities	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common	-	-	-	-	-	-
FINAL BALANCE							
Security/ Derivative	Characteristic of the Securities			Quantity		Interest %	
						Same Type/ Class	Total
Shares	Common			0		0%	0%

CONSOLIDATED FORM

Trading of securities of management and related persons (CVM Rule 358/2002, article 11)

Between 02.01.2008 and 02.29.2008,

( ) only the following security and derivative operations were performed.

(X) no security and derivative operations were performed.

Company Name: Bolsa de Mercadorias & Futuros – BM&F S.A.							
Group and Related Persons	**( ) Board of Directors ( ) Controlling Shareholders**		**( ) Board of Executive Officers**	**( ) Self-Regulation Board**		**(X) Technical and Consulting Committees**	
INITIAL BALANCE							
Security/ Derivative	Characteristic of the Securities		Quantity		Interest %		
					Same Type/ Class	Total	
Shares	Common		5,428,219		0.5967%	0.5967%	
TRANSACTIONS IN THE MONTH – LIST EACH PURCHASE OR SALE TRANSACTION CARRIED OUT IN THE MONTH (DAY, QUANTITY, PRICE AND VOLUME)							
Security/ Derivative	Characteristic of the Securities	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common	-	-	-	-	-	-
FINAL BALANCE							
Security/ Derivative	Characteristic of the Securities		Quantity		Interest %		
					Same Type/ Class	Total	
Shares	Common		5,428,219		0.53703%	0.53703%	

Notes: Percentage interest changed as a result of the Company's capital increase, with the issue of 101,078,580 new common shares, for a total of 1,010,785,800 shares.

CONSOLIDATED FORM

Trading of securities of management and related persons (CVM Rule 358/2002, article 11)

Between 01.01.2008 and 01.31.2008,

(x) only the following security and derivative operations were performed.

( ) no security and derivative operations were performed.

Company Name: Bolsa de Mercadorias & Futuros – BM&F S.A.							
Group and Related Persons	**(X) Board of Directors ( ) Controlling Shareholders**		**( ) Board of Executive Officers**		**( ) Self-Regulation Board**	**() Technical and Consulting Committees**	
INITIAL BALANCE							
Security/ Derivative	Characteristic of the Securities			Quantity		Interest % Same Type/ Class	Interest % Total
Shares	Common			5,548,335		0.6099 %	0.6099 %
TRANSACTIONS IN THE MONTH – LIST EACH PURCHASE OR SALE TRANSACTION CARRIED OUT IN THE MONTH (DAY, QUANTITY, PRICE AND VOLUME)							
Security/ Derivative	Characteristic of the Securities	Intermediate	Operation	Day	Quantity	Price	Volume(R$)
Shares	Common	Itaú Corretora de Valores S/A	Purchase	10	1,000	19.01	19,010.00
Shares	Common	Itaú Corretora de Valores S/A	Purchase	10	10,000	19.01	190,100.00
FINAL BALANCE							
Security/ Derivative	Characteristic of the Securities			Quantity		Interest % Same Type/ Class	Interest % Total
Shares	Common			5,559,335		0,6111%	0,6111%

Notes:

CONSOLIDATED FORM

Trading of securities of management and related persons (CVM Rule 358/2002, article 11)

Between 01.01.2008 and 01.31.2008,

( ) only the following security and derivative operations were performed.

(X) no security and derivative operations were performed.

Company Name: Bolsa de Mercadorias & Futuros – BM&F S.A.							
Group and Related Persons	**( ) Board of Directors ( ) Controlling Shareholders**		**(X) Board of Executive Officers**		**( ) Self-Regulation Board**		**() Technical and Consulting Committees**
INITIAL BALANCE							
Security/ Derivative	Characteristic of the Securities			Quantity		Interest % Same Type/ Class	Interest % Total
Shares	Common			4,275,846		0.4700%	0.4700%
TRANSACTIONS IN THE MONTH – LIST EACH PURCHASE OR SALE TRANSACTION CARRIED OUT IN THE MONTH (DAY, QUANTITY, PRICE AND VOLUME)							
Security/ Derivative	Characteristic of the Securities	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common	-	-	-	-	-	-
FINAL BALANCE							
Security/ Derivative	Characteristic of the Securities			Quantity		Interest % Same Type/ Class	Interest % Total
Shares	Common			4,275,846		0.4700%	0.4700%

Notes:

CONSOLIDATED FORM

Trading of securities of management and related persons (CVM Rule 358/2002, article 11)

Between 01.01.2008 and 01.31.2008,

( ) only the following security and derivative operations were performed.

(X) no security and derivative operations were performed.

Company Name: Bolsa de Mercadorias & Futuros – BM&F S.A.							
Group and Related Persons	**( ) Board of Directors ( ) Controlling Shareholders**		**( ) Board of Executive Officers**		**(X) Self-Regulation Board**	**() Technical and Consulting Committees**	
INITIAL BALANCE							
Security/ Derivative	Characteristic of the Securities		Quantity			Interest %	
						Same Type/ Class	Total
Shares	Common		0			0%	0%
TRANSACTIONS IN THE MONTH – LIST EACH PURCHASE OR SALE TRANSACTION CARRIED OUT IN THE MONTH (DAY, QUANTITY, PRICE AND VOLUME)							
Security/ Derivative	Characteristic of the Securities	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common						
FINAL BALANCE							
Security/ Derivative	Characteristic of the Securities		Quantity			Interest %	
						Same Type/ Class	Total
Shares	Common		0			0%	0%

CONSOLIDATED FORM
Trading of securities of management and related persons (CVM Rule 358/2002, article 11)

Between 01.01.2008 and 01.31.2008,

( ) only the following security and derivative operations were performed.

(X) no security and derivative operations were performed.

Company Name: Bolsa de Mercadorias & Futuros – BM&F S.A.							
Group and Related Persons	**( ) Board of Directors ( ) Controlling Shareholders**		**( ) Board of Executive Officers**		**( ) Self-Regulation Board**	**(X) Technical and Consulting Committees**	
INITIAL BALANCE							
Security/ Derivative	Characteristic of the Securities			Quantity		Interest % Same Type/ Class	Interest % Total
Shares	Common			5,428,219		0.5967%	0.5967%
TRANSACTIONS IN THE MONTH – LIST EACH PURCHASE OR SALE TRANSACTION CARRIED OUT IN THE MONTH (DAY, QUANTITY, PRICE AND VOLUME)							
Security/ Derivative	Characteristic of the Securities	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common	-	-	-	-	-	-
FINAL BALANCE							
Security/ Derivative	Characteristic of the Securities			Quantity		Interest % Same Type/ Class	Interest % Total
Shares	Common			5,428,219		0.5967%	0.5967%

CONSOLIDATED FORM

Trading of securities of management and related persons (CVM Rule 358/2002, article 11)

Between 12.01.2007 and 12.31.2007,

( ) only the following security and derivative operations were performed.

(X) no security and derivative operations were performed.

Company Name: Bolsa de Mercadorias & Futuros – BM&F S.A.				
Group and Related Persons	**(X) Board of Directors** **( ) Controlling Shareholders**	**( ) Board of Executive Officers**	**( ) Self-Regulation Board**	**() Technical and Consulting Committees**

INITIAL BALANCE

Security/ Derivative	Characteristic of the Securities	Quantity	Interest %	
			Same Type/ Class	Total
Shares	Common	5,548,335	0.6152%	0.6152%

TRANSACTIONS IN THE MONTH – LIST EACH PURCHASE OR SALE TRANSACTION CARRIED OUT IN THE MONTH (DAY, QUANTITY, PRICE AND VOLUME)

Security/ Derivative	Characteristic of the Securities	Intermediate	Operation	Day	Quantity	Price	Volume(R$)
Shares	Common						

FINAL BALANCE

Security/ Derivative	Characteristic of the Securities	Quantity	Interest %	
			Same Type/ Class	Total
Shares	Common	5,548,335	0.6099%	0.6099%

(1) Note: The shareholding percentage changed due to the increase in the company's capital with the issue of 7,829,928 common shares, bringing the total to 909,707,220 shares

CONSOLIDATED FORM

Trading of securities of management and related persons (CVM Rule 358/2002, article 11)

Between 12.01.2007 and 12.31.2007,

(x) only the following security and derivative operations were performed.

( ) no security and derivative operations were performed.

Company Name: Bolsa de Mercadorias & Futuros – BM&F S.A.				
Group and Related Persons	**( ) Board of Directors ( ) Controlling Shareholders**	**(X) Board of Executive Officers**	**( ) Self-Regulation Board**	**() Technical and Consulting Committees**

INITIAL BALANCE				
Security/ Derivative	Characteristic of the Securities	Quantity	Interest %	
			Same Type/ Class	Total
Shares	Common	0	0%	0%

TRANSACTIONS IN THE MONTH – LIST EACH PURCHASE OR SALE TRANSACTION CARRIED OUT IN THE MONTH (DAY, QUANTITY, PRICE AND VOLUME)							
Security/ Derivative	Characteristic of the Securities	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common		Subscription	18	4,275,846	1.00	4,275,846.00

FINAL BALANCE				
Security/ Derivative	Characteristic of the Securities	Quantity	Interest %	
			Same Type/ Class	Total
Shares	Common	4,275,846	0.4700%	0.4700%

CONSOLIDATED FORM

Trading of securities of management and related persons (CVM Rule 358/2002, article 11)

Between 12.01.2007 and 12.31.2007,

( ) only the following security and derivative operations were performed.

(X) no security and derivative operations were performed.

Company Name: Bolsa de Mercadorias & Futuros – BM&F S.A.				
Group and Related Persons	**( ) Board of Directors ( ) Controlling Shareholders**	**( ) Board of Executive Officers**	**(X) Self-Regulation Board**	**() Technical and Consulting Committees**

INITIAL BALANCE

Security/ Derivative	Characteristic of the Securities	Quantity	Interest %	
			Same Type/ Class	Total
Shares	Common	0	0%	0%

TRANSACTIONS IN THE MONTH – LIST EACH PURCHASE OR SALE TRANSACTION CARRIED OUT IN THE MONTH (DAY, QUANTITY, PRICE AND VOLUME)

Security/ Derivative	Characteristic of the Securities	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common						

FINAL BALANCE

Security/ Derivative	Characteristic of the Securities	Quantity	Interest %	
			Same Type/ Class	Total
Shares	Common	0	0%	0%

CONSOLIDATED FORM

Trading of securities of management and related persons (CVM Rule 358/2002, article 11)

Between 12.01.2007 and 12.31.2007,

( ) only the following security and derivative operations were performed.

(X) no security and derivative operations were performed.

Company Name: Bolsa de Mercadorias & Futuros – BM&F S.A.							
Group and Related Persons	**( ) Board of Directors ( ) Controlling Shareholders**		**( ) Board of Executive Officers**		**( ) Self-Regulation Board**	**(X) Technical and Consulting Committees**	
INITIAL BALANCE							
Security/ Derivative	Characteristic of the Securities			Quantity		Interest %	
						Same Type/ Class	Total
Shares	Common			5,428,219		0.6019%	0.6019%
TRANSACTIONS IN THE MONTH – LIST EACH PURCHASE OR SALE TRANSACTION CARRIED OUT IN THE MONTH (DAY, QUANTITY, PRICE AND VOLUME)							
Security/ Derivative	Characteristic of the Securities	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common						
FINAL BALANCE							
Security/ Derivative	Characteristic of the Securities			Quantity		Interest %	
						Same Type/ Class	Total
Shares	Common			5,428,219		0.5967%	0.5967%

(2) Note: The shareholding percentage changed due to the increase in the company's capital with the issue of 7,829,928 common shares, bringing the total to 909,707,220 shares

CONSOLIDATED FORM

Trading of securities of management and related persons (CVM Rule 358/2002, article 11)

Between 11.01.2007 and 11.30.2007,

(x) only the following security and derivative operations were performed.

( ) no security and derivative operations were performed.

Company Name: Bolsa de Mercadorias & Futuros – BM&F S.A.							
Group and Related Persons	**(X) Board of Directors ( ) Controlling Shareholders**		**( ) Board of Executive Officers**		**( ) Self-Regulation Board**	**() Technical and Consulting Committees**	
INITIAL BALANCE							
Security/ Derivative	Characteristic of the Securities			Quantity		Interest %	
						Same Type/ Class	Total
Shares	Common			11, 960,997		1.3262%	1.3262%
TRANSACTIONS IN THE MONTH – LIST EACH PURCHASE OR SALE TRANSACTION CARRIED OUT IN THE MONTH (DAY, QUANTITY, PRICE AND VOLUME)							
Security/ Derivative	Characteristic of the Securities	Intermediate	Operation	Day	Quantity	Price	Volume(R$)
Shares	Common	-	Over the Counter	09	1,137,707	1.00	1,137,707.00
Shares	Common	-	Over the Counter	19	1,196,099	10.00	11,960,990.00
Shares	Common	Offer's Participant Institutions	Public Offer	29	4,078,856	20.00	81,577,120.00
FINAL BALANCE							
Security/ Derivative	Characteristic of the Securities			Quantity		Interest %	
						Same Type/ Class	Total
Shares	Common			5,548,335		0.6152%	0.6152%

Notes:

CONSOLIDATED FORM

Trading of securities of management and related persons (CVM Rule 358/2002, article 11)

Between 11.01.2007 and 11.30.2007,

( ) only the following security and derivative operations were performed.

(X) no security and derivative operations were performed.

<table>
<tr><td colspan="8">Company Name: Bolsa de Mercadorias & Futuros – BM&F S.A.</td></tr>
<tr><td>Group and Related Persons</td><td colspan="2">(X) Board of Directors
( ) Controlling Shareholders</td><td colspan="2">(X) Board of Executive Officers</td><td colspan="2">( ) Self-Regulation Board</td><td>() Technical and Consulting Committees</td></tr>
<tr><td colspan="8">INITIAL BALANCE</td></tr>
<tr><td rowspan="2">Security/ Derivative</td><td colspan="3" rowspan="2">Characteristic of the Securities</td><td colspan="2" rowspan="2">Quantity</td><td colspan="2">Interest %</td></tr>
<tr><td>Same Type/ Class</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="3">Common</td><td colspan="2">0</td><td>0%</td><td>0%</td></tr>
<tr><td colspan="8">TRANSACTIONS IN THE MONTH – LIST EACH PURCHASE OR SALE TRANSACTION CARRIED OUT IN THE MONTH (DAY, QUANTITY, PRICE AND VOLUME)</td></tr>
<tr><td>Security/ Derivative</td><td>Characteristic of the Securities</td><td>Intermediate</td><td>Operation</td><td>Day</td><td>Quantity</td><td>Price</td><td>Volume (R$)</td></tr>
<tr><td>Shares</td><td>Common</td><td></td><td>0.0</td><td>-</td><td>0.0</td><td>-</td><td>0.0</td></tr>
<tr><td colspan="8">FINAL BALANCE</td></tr>
<tr><td rowspan="2">Security/ Derivative</td><td colspan="3" rowspan="2">Characteristic of the Securities</td><td colspan="2" rowspan="2">Quantity</td><td colspan="2">Interest %</td></tr>
<tr><td>Same Type/ Class</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="3">Common</td><td colspan="2">0</td><td>0%</td><td>0%</td></tr>
</table>

Notes:

CONSOLIDATED FORM

Trading of securities of management and related persons (CVM Rule 358/2002, article 11)

Between 11.01.2007 and 11.30.2007,

( ) only the following security and derivative operations were performed.

(X) no security and derivative operations were performed.

Company Name: Bolsa de Mercadorias & Futuros – BM&F S.A.							
Group and Related Persons	**( ) Board of Directors ( ) Controlling Shareholders**		**( ) Board of Executive Officers**		**(X) Self-Regulation Board**	**() Technical and Consulting Committees**	
INITIAL BALANCE							
Security/ Derivative	Characteristic of the Securities			Quantity		Interest % Same Type/ Class	Interest % Total
Shares	Common			0		0%	0%
TRANSACTIONS IN THE MONTH – LIST EACH PURCHASE OR SALE TRANSACTION CARRIED OUT IN THE MONTH (DAY, QUANTITY, PRICE AND VOLUME)							
Security/ Derivative	Characteristic of the Securities	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common		0.0	-	0.0	-	0.0
FINAL BALANCE							
Security/ Derivative	Characteristic of the Securities			Quantity		Interest % Same Type/ Class	Interest % Total
Shares	Common			0		0%	0%

Notes:

CONSOLIDATED FORM

Trading of securities of management and related persons (CVM Rule 358/2002, article 11)

Between 10.01.2007 and 10.31.2007,

( ) only the following security and derivative operations were performed.

(X) no security and derivative operations were performed.

Company Name: Bolsa de Mercadorias & Futuros – BM&F S.A.							
Group and Related Persons	**(X) Board of Directors ( ) Controlling Shareholders**		**( ) Board of Executive Officers**		**( ) Fiscal Council**	**() Technical and Consulting Committees**	
INITIAL BALANCE							
Security/ Derivative	Characteristic of the Securities			Quantity		Interest %	
						Same Type/ Class	Total
Shares	Common			6,508,784		0.721692%	0.721692%
TRANSACTIONS IN THE MONTH – LIST EACH PURCHASE OR SALE TRANSACTION CARRIED OUT IN THE MONTH (DAY, QUANTITY, PRICE AND VOLUME)							
Security/ Derivative	Characteristic of the Securities	Intermediate	Operation	Day	Quantity	Price	Volume(R$)
Shares	Common		0.0	-	0.0	-	0.0
FINAL BALANCE							
Security/ Derivative	Characteristic of the Securities			Quantity		Interest %	
						Same Type/ Class	Total
Shares	Common			6,508,784		0.721692%	0.721692%

Notes:

CONSOLIDATED FORM

Trading of securities of management and related persons (CVM Rule 358/2002, article 11)

Between 10.01.2007 and 10.31.2007,

( ) only the following security and derivative operations were performed.

(X) no security and derivative operations were performed.

Company Name: Bolsa de Mercadorias & Futuros – BM&F S.A.							
Group and Related Persons	**( ) Board of Directors ( ) Controlling Shareholders**		**( ) Board of Executive Officers**	**(X) Self-Regulation Board**		**() Technical and Consulting Committees**	
INITIAL BALANCE							
Security/ Derivative	Characteristic of the Securities			Quantity		Interest %	
						Same Type/ Class	Total
Shares	Common			0		0%	0%
TRANSACTIONS IN THE MONTH – LIST EACH PURCHASE OR SALE TRANSACTION CARRIED OUT IN THE MONTH (DAY, QUANTITY, PRICE AND VOLUME)							
Security/ Derivative	Characteristic of the Securities	Intermediate	Operation	Day	Quantity	Price	Volume (RS)
Shares	Common		0.0	-	0.0	-	0.0
FINAL BALANCE							
Security/ Derivative	Characteristic of the Securities			Quantity		Interest %	
						Same Type/ Class	Total
Shares	Common			0		0%	0%

Notes:

CONSOLIDATED FORM

Trading of securities of management and related persons (CVM Rule 358/2002, article 11)

Between 10.01.2007 and 10.31.2007,

( ) only the following security and derivative operations were performed.

(X) no security and derivative operations were performed.

Company Name: Bolsa de Mercadorias & Futuros – BM&F S.A.								
Group and Related Persons	**(X) Board of Directors ( ) Controlling Shareholders**		**(X) Board of Executive Officers**		**( ) Fiscal Council**		**() Technical and Consulting Committees**	
INITIAL BALANCE								
Security/ Derivative	Characteristic of the Securities			Quantity			Interest %	
							Same Type/ Class	Total
Shares	Common			0			0%	0%
TRANSACTIONS IN THE MONTH – LIST EACH PURCHASE OR SALE TRANSACTION CARRIED OUT IN THE MONTH (DAY, QUANTITY, PRICE AND VOLUME)								
Security/ Derivative	Characteristic of the Securities	Intermediate	Operation	Day	Quantity	Price	Volume (R$)	
Shares	Common		0.0	-	0.0	-	0.0	
FINAL BALANCE								
Security/ Derivative	Characteristic of the Securities			Quantity			Interest %	
							Same Type/ Class	Total
Shares	Common			0			0%	0%

Notes:

BM&F BRASIL

Bolsa de Mercadorias & Futuros

ABERTA PARA O MUNDO

2007 Earnings Release

www.bmf.com.br



BM&F SA announces a 48.7% consolidated net income and a 41.8% net revenue growth over 2006

4Q2007 EVENTS

4Q2007 CONFERENCE CALLS

February 27, 2008

Portuguese

2:30 PM (BRA) | 12:30 PM (AM US EST)
Phone: +55 11 2188-0188
Code: BM&F

Replay for 7 days:
(+55 11 2188-0188

English

2:30 PM (BRA) | 4:30 PM (AM US EST)
Phone: (973) 935-8893
Code: 34848297

Replay for 7 days:
(706) 645-9291

BM&F SA

João Lauro Amaral
Phone: +55 11 3119-2543
Fax: +55 11 3119-2543
E-mail: ri@bmf.com.br
Website: www.bmf.com.br/ri

itag

BMEF3 NOVO MERCADO BOVESPA BRASIL

igc

São Paulo, February 26, 2008 – Bolsa de Mercadorias & Futuros-BM&F SA (BOVESPA: BMEF3), the largest exchange in Latin America based on the number of traded contracts and the only futures exchange operating in Brazil, announces today its consolidated fourth quarter and fiscal year 2007 results. BM&F purpose is to develop and manage trading and settlement systems for securities and derivatives based on financial instruments, indices, indicators, rates, commodities, foreign currencies, energy, transportation, climate and environmental commodities, for both immediate and future settlement. The Company seeks to provide its clients with products that allow them (i) to hedge against market risks, (ii) arbitrate prices between markets and/or securities, (iii) diversify investment allocations; and (iv) leverage positions. The Company's audited financial statements were prepared in accordance with the accounting practices adopted in Brazil, which are based on Brazilian corporate law, the Brazilian Securities and Exchange Commission (CVM) rules and regulations, and the accounting standards issued by the Brazilian Institute of Independent Accountants (IBRACON) ("Brazilian GAAP").

HIGHLIGHTS IN THE PERIOD

- **A 48.7% net income growth.** Net income reached BRL293.3 million in 2007, up 48.7% over BRL197.2 million registered in 2006.
- **A 53.3% net income margin.** Net income margin reached 53.3% in 2007, in comparison with 50.8% in 2006.
- **A 41.8% growth in net revenue.** Net revenue reached BRL550.6 million in 2007, up 41.8% over BRL388.2 million registered in 2006.
- **A 66% growth in EBITDA.** EBITDA reached BRL292.4 million in 2007, up 66% over BRL176.1 million registered in 2006.
- **A 53.1% EBITDA margin.** EBITDA margin reached 53.1% in 2007, in comparison with 45.4% in 2006.
- **A 50.4% trading volume growth.** Trading volume reached 426.3 million in 2007, up 50.4% over the 283.5 million contracts traded in 2006.
- **4Q2007 net income reached BRL69.1 million.**
- **4Q2007 net income adjusted by nonrecurring items was BRL68.3 million.**
- **4Q2007 adjusted net income margin was 54.1%.**
- **4Q2007 adjusted EBITDA was BRL63.2 million.**
- **4Q2007 EBITDA margin was 50.1%.**
- **4Q2007 adjusted net revenue was BRL126.3 million.**
- **4Q2007 average fee per contract was BRL1.42.** The average fee per contract in the 4Q2007 was BRL0.10 higher than the annual average.



IMPORTANT NOTES ON THE 2007 RESULTS

Bolsa de Mercadorias & Futuros-BM&F SA, created in 2007, is the company that resulted from the spin-off operation of the net worth of Bolsa de Mercadorias & Futuros (BM&F Association), which is a not-for-profit organization whose activities started in 1986.
BM&F SA has taken over all the operations of the BM&F Association, which, since October 1, 2007, has only maintained the educational and social activities that it had already been carrying out.
Therefore, the 2007 results of BM&F SA actually relate to the fourth quarter of 2007. For this reason, they are not presented in a comparative basis.
In order to compare the 2007 results with the 2006 results, pro forma financial statements were prepared. The BM&F Association results up to September 2007 were adjusted to reflect a for-profit company and added to BM&F SA 2007 4Q2007 results. After this adjustment was made, the 2007 results were analyzed on a comparative basis with the 2006 results, also prepared as pro forma.

RECENT EVENTS

On October 1, 2007, the Bolsa de Mercadorias & Futuros, a not-for-profit organization, was demutualized. Through this process, the partial spin-off of its equity was implemented, with 99.9% of its capital subscribed by the Brazilian Mercantile & Futures Exchange-BM&F SA, which then became responsible for the operational activities of the former BM&F. The not-for-profit organization remained with 0.1% of the capital and became responsible for BM&F SA social and educational activities. The equity rights of former members were detached from the access rights and converted into share participation.

The Special Meeting that approved both BM&F demutalization and initial public offering also authorized it to sell 10% of its capital stock to General Atlantic LLC for BRL1 billion. The agreement was signed with General Atlantic on September 20, 2007.

On October 23, a term sheet was signed with the CME Group Inc., which controls two of the major US derivatives exchanges—the Chicago Mercantile Exchange (CME) and the Chicago Board of Trade (CBOT). Under this term sheet, the two companies will work in tandem having as an objective the strengthening of the market. Basically the deal includes a cross investment and a commercial agreement. In the cross investment, BM&F will issue 101,078,580 new shares and deliver them to the CME Group, in exchange for 1,189,066 shares of the CME Group. The commercial agreement basically includes, among others: Order routing from one exchange to the other; nonduplication of products; BM&F SA becoming a clearing member of CME; and staff interchange.

In November, BM&F SA launched the initial public offering of its shares, whereby 33.2% of its capital stock was sold to the public for BRL20.00 per share. On November 30, BM&F SA shares were listed, under ticker BMEF3, on the São Paulo Stock Exchange (BOVESPA)'s "Novo Mercado," which is special listing segment with differentiated corporate governance practices.

In December, the Board of Directors decided to pay interest on shareholders' equity in the total amount of BRL15,010,169.13, equivalent to BRL0.0165 per share based on the shareholder position on December 31, 2007. The corresponding payment was made on January 15, 2008, on account of the mandatory dividends. In addition to providing BM&F with a significant reduction in payable taxes, this payment (made on January 15, 2008) was effected on the account of the 2007 dividend.

On February 19, 2007, BM&F SA and Bovespa Holding SA entered into discussions on the potential combination of their activities. During a period of 60 days, neither party will be allowed to initiate any transactions with any third parties. It should be noted that there is no guarantee that any agreement will be reached from these discussions. Furthermore, neither the configuration of any joint initiative, nor the economic and financial bases of the mentioned integration have yet been defined.



FINANCIAL HIGHLIGHTS

The table below shows the major financial indicators for the period under analysis:

BRL million	2007	2006
Net revenue	550.6	388.2
EBITDA	292.4	176.1
EBITDA margin	53.1%	45.4%
Net income	293.3	197.2

Note: To make the results comparable, pro forma and nonrecurring adjustments were made, as detailed throughout this report.

BRL million	4Q2007
Net revenue	126.3
EBITDA	63.2
EBITDA margin	50.1%
Net income	68.3

Note: To make the results comparable, pro forma and nonrecurring adjustments were made, as detailed throughout this report.

OPERATING HIGHLIGHTS

Concerning the operating performance, 2007 was characterized by an unprecedented growth in the Company's history. In fact, even with the deepening of the mortgage crisis in the United States especially in the last quarter, with considerable negative impacts on trading volumes, they registered a 50.4% evolution over those in 2006.

BM&F had conservatively anticipated for 2007 an average daily trading volume of 900,000 contracts, a figure which was included in its work plan for the year. Average daily trading volume reached 1,740,261 contracts, with a year-over-year growth rate of 51%. In the last quarter, as a result of turbulences in the world financial markets, daily average was 1,560,578 contracts, 16.3% more than the volume of contracts traded during the same period of 2006.

This performance could have been significantly better were it not for the subprime crisis, which reflected negatively on the volume traded in the fourth quarter of the year. In fact, daily average, which was of 1,797,257 contracts in the first nine months of the year, fell to 1,560,578, ending the year at 1,740,261.

In spite of this, the 2007 trading volume—426.3 million contracts—marked a 50.4% growth over 2006 (283.5 million contracts). It should be emphasized that the impact on trading volume occurred more intensely in the contracts that generate lower revenues in relation to the average, thereby preventing the results from being affected in the same proportion. As a consequence, results remained above estimates.

The ID futures traded 221.6 million contracts, 37.1% higher than in 2006 (161.6 million contracts); the US Dollar futures traded 84.7 million contracts (52.3 million in 2006); and the Ibovespa futures doubled its volume: 26.5 million contracts (13.2 million in 2006).

Another outstanding performance was given by the mini futures segment, which currently includes four products: Ibovespa, US Dollar, coffee and live cattle. In 2007, they traded jointly 14.1 million mini contracts, or 60.5% more than in the previous year (8.8 million contracts).

BM&F SA agricultural commodity markets—including futures, options and ex-pit transactions—also outgrew their 2006 marks. Together they traded 2.2 million contracts, in comparison with 1.3 million in 2006. This volume has set a historical record at BM&F.



The Arabica coffee, live cattle, corn and soybean markets—also futures and options—were the highlights in the agricultural commodity segment. For the second time ever (first time was in 1996), the live cattle futures market outpaced the coffee market: 934,422 contracts were traded, more than double the 2006 volume (392,012). In turn, 724,319 coffee contracts were traded, up 37.2% from the 2006 volume (528,462); 207,724 corn contracts were traded, up 53.7%; and 188,279 soybean contracts, almost doubling the previous year's total (98,112).

The ethanol futures ended the year with 17,234 contracts traded. This market was launched by BM&F in the electronic system in May 2007.

It should be noted that the recent fall verified in trading volumes did not cause an impact on BM&F SA results, in view of the characteristics of its billing policy.

The fees charged by BM&F SA differ for each family of products and vary depending on the market (futures and options) and customer positioning in the several types of contract in terms of maturity, in addition to being subject to discounts in relation to transaction type (day trade or regular trade) and customer (shareholder). Therefore, the relative participation of certain contracts or transactions makes the average fee per contract change over time.

This explains why income in the last quarter was not affected by the reduction in the average daily trading volume (particularly in interest rate contracts) in the same proportion. The relative participation of interest rate contracts, which are subject to higher fees, had a positive impact on the average fee per contract traded at BM&F SA.

Summary of the Derivatives Clearinghouse operations

	9M2007	4Q2007	2007	2006	% var. 2007/2006
Total volume (millions of contracts)	334.3	92.0	426.3	283.5	50.4
Total revenues (BRL million)	435.6	130.7	566.3	398.0	42.3
Average revenues per contract (BRL)	1.30	1.42	1.32	1.40	(5.3)

Trading volume

Millions of contracts	9M2007	4Q2007	2007	%	2006	%	$ var. 2007/2006	% var. 2007/2006
Commodities	1.7	0.8	2.5	0.6	1.5	0.5	1.0	68.8
Indices	20.9	6.5	27.4	6.4	13.2	4.7	14.2	106.8
Exchange rates	84.8	31.1	115.9	27.2	65.4	23.0	50.5	77.3
Interest rates in BRL	196.1	46.0	242.1	56.8	174.8	61.7	67.2	38.5
Interest rates in USD	16.8	4.7	21.5	5.0	15.8	5.6	5.7	36.0
OTC	2.1	0.7	2.8	0.7	4.0	1.4	(1.1)	(29.5)
WebTrading	12.0	2.2	14.1	3.3	8.8	3.1	5.3	60.5
TOTAL	334.3	92.0	426.3	100.0	283.5	100.0	142.8	50.4

Average daily trading volume
Million

	9M2007	4Q2007	2007	2006	% var. 2007/2006
No. of business days	186	59	245	246	
Commodities	0.01	0.01	0.01	0.01	69.5
Indices	0.11	0.11	0.11	0.05	107.6
Exchange rates	0.46	0.53	0.47	0.27	78.0
Interest rates in BRL	1.05	0.78	0.99	0.71	39.0
Interest rates in USD	0.09	0.08	0.09	0.06	36.5
OTC	0.01	0.01	0.01	0.02	(29.2)
WebTrading	0.06	0.04	0.06	0.04	61.1
TOTAL	1.80	1.56	1.74	1.15	51.0

Revenues from derivatives
Millions of BRL

	9M2007	4Q2007	2007	%	2006	%	$ var. 2007/2006	% var. 2007/2006
Commodities	5.6	2.8	8.4	1.5	5.1	1.3	3.3	67.0
Indices	31.4	13.1	44.4	7.8	26.3	6.6	18.2	69.2
Exchange rates	175.1	57.4	232.5	41.0	162.1	40.7	70.4	43.4
Interest rates in BRL	200.1	50.1	250.2	44.2	175.7	44.2	74.5	42.4
Interest rates in USD	16.5	4.8	21.3	3.8	17.8	4.5	3.3	20.1
OTC	4.8	1.8	6.7	1.2	8.6	2.1	(1.9)	(22.1)
WebTrading	0.6	0.2	0.8	0.1	0.3	0.1	0.5	142.4
Other revenues	1.5	0.5	2.0	0.4	2.1	0.5	(0.1)	(7.0)
TOTAL REVENUES	435.6	130.7	566.3	100.0	398.0	100.0	168.3	42.3

Average fee per contract
BRL

	9M2007	4Q2007	2007	2006	% var. 2007/2006
Commodities	3.33	3.67	3.44	3.48	(1.1)
Indices	1.50	2.01	1.62	1.98	(18.2)
Exchange rates	2.06	1.85	2.01	2.48	(19.1)
Interest rates in BRL	1.02	1.09	1.03	1.01	2.8
Interest rates in USD	0.98	1.03	0.99	1.12	(11.6)
OTC	2.35	2.41	2.37	2.14	10.4
WebTrading	0.05	0.11	0.06	0.04	51.0
TOTAL	1.30	1.42	1.32	1.40	(5.3)



4Q2007 AJUSTED STATEMENTS OF INCOME

BRL thousand	BM&F SA	Consolidated	Nonrecurring	Adjusted
Operating revenues	141,290	142,765	(900)	141,865
Deductions	(15,342)	(15,568)	-	(15,568)
Net revenue	**125,948**	**127,197**	**(900)**	**126,297**
Operating expenses	(73,215)	(77,084)	10,829	(66,255)
Operating income	**52,733**	**50,113**	**9,929**	**60,042**
Equity in income of subsidiaries and associated companies	209	-		-
Financial income	30,312	33,234	4,684	37,918
Nonoperating income	15,818	16,934	(15,766)	1,168
Net income before taxation on profit	**99,072**	**100,281**	**(1,153)**	**99,128**
Provision for income tax and social contribution	(30,015)	(30,677)	393	(30,284)
Minority interest	-	(547)		(547)
Net income	**69,057**	**69,057**	**(760)**	**68,297**
EBITDA (1)	**55,365**	**53,300**		**63,229**

(1) Operating income plus depreciation expenses.

DISCUSSION OF NONRECURRING ITEMS IN THE CALCULATION OF 4Q2007 ADJUSTED RESULTS

Operating revenues
The revenues obtained from fines applied to the violation of the BM&F SA Ethics Code, in the amount of BRL0.9 million, were excluded from the operating revenues.

Operating expenses
The costs related to the IPO process, in the amount of BRL10.8 million, were excluded from the operating expenses.

Financial income
The expenses related to the Temporary Contribution on Financial Transactions (CPMF) tax applicable to cash transfers from BM&F Association to BM&F SA for spin-off purposes upon demutualization, in the amount of BRL4.7 million, were excluded from the financial income.

Nonoperating income
The expenses related to the capital gains arising from the sale of a stake in Bovespa Holding SA, in the amount of BRL15.8 million, were excluded from the nonoperating income.

Income tax and social contribution
The amounts of these taxes were recalculated based on the net income adjusted by the above referred alterations.

4Q2007 ECONOMIC AND FINANCIAL PERFORMANCE

Net income
During its first three months as a for-profit company, BM&F SA posted a consolidated net income of BRL69.1 million. It should be noted that the nonrecurring revenues basically reached the same amount

of the nonrecurring expenses. Thus, considering the adjusted consolidated result, the net income totaled BRL68.3 million.
The operating margin reached 39.4%. Excluding nonrecurring revenues and expenses, this margin was 47.5%.
The EBITDA margin was 41.9% (50.1% by excluding nonrecurring revenues and expenses) and return on equity reached 5.2%.

Revenues and expenses
The consolidated net revenue reached BRL127.2 million, a growth to which the trading and/or settlement systems contributed with 108.4%, or BRL137.9 million. Other operating revenues, which include market data revenues, in the amount of BRL2.5 million, generated BRL4.9 million, or 3.4% of the total. Revenues were subject to overall taxes of 11.3%, or BRL14.4 million.
The consolidated operating expenses amounted to BRL77.1 million. Excluding IPO expenses, equivalent to BRL10.8 million, total expenses were BRL66.3 million, or 52.5% of the consolidated net revenue. Personnel and data processing accounted respectively for BRL26.5 million and BRL16.8 million, representing 39.9% and 25.4% of the total.

Nonoperating income
The sum of BM&F SA consolidated nonoperating income was BRL16.9 million, or 13.3% of the consolidated net revenue. Excluding the proceeds of BRL15.8 million from the sale of Bovespa Holding SA shares previously held by BM&F SA for investment purposes, nonoperating income amounts to BRL1.2 million, which include income from the rental of Rio de Janeiro Stock Exchange (BVRJ) office space.

Dividends
BM&F SA Bylaws and Brazilian corporate law require the payment of a mandatory dividend representing an amount equal to at least 25% of the adjusted annual net income.
At the end of December 2007, the Board of Directors decided to pay interest on shareholders' equity in the total amount of BRL15,010,169.13, equivalent to BRL0.0165 per share based on the shareholder position on December 31, 2007. The corresponding payment was made on January 15, 2008, on account of the mandatory dividends. This dividend anticipation allowed BM&F to benefit from a significant reduction in payable taxes.

Assets
BM&F SA total assets in the consolidated balance sheets reached BRL2,133 million at the end of 2007, with 88.2% related to cash and financial investments. Permanent assets totaled BRL140.9 million, with BRL14.4 million in investments and BRL126.5 million in fixed assets, or 0.7% and 5.9%, respectively.

Liabilities
In the total liabilities account, 31.9% are represented by current liabilities, which amounted to BRL679.6 million. This value basically refers to cash collateral posted by customers (BRL404.7 million) and to deposits in currency received by the BM&F Settlement Bank SA and for transactions pending settlement (BRL206 million). Long-term liabilities, which basically refer to provisions for contingencies, totaled BRL99.7 million, or 4.7% of the total liabilities. From the total provisions for contingencies, the figure of BRL73.1 million refers to provisions for BVRJ contingencies.

Net worth
On December 31, 2007, BM&F net worth was BRL1,339.3 million. It was comprised of capital stock (BRL909.7 million, or 67.9%), revaluation reserve (BRL24.7 million, or 1.8%), legal reserve (BRL3.5 million, or 0.3%), and bylaws reserve (BRL401.4 million, or 30%).



PRO FORMA UNAUDITED STATEMENTS OF INCOME OF THE 2007 AND 2006 CONSOLIDATED RESULTS

BRL million

	9M07	4Q07	2007	2006	Var. (%)
Operating revenues	**473.1**	**141.9**	**615.0**	**432.3**	42.3
Trading and/or settlement systems	**458.4**	**137.9**	**596.2**	**421.9**	41.3
Derivatives	435.6	130.7	566.3	398.0	42.3
Foreign exchange	16.4	4.9	21.3	16.8	27.0
Securities	0.7	0.2	0.9	1.0	(8.1)
Brazilian Commodities Exchange	4.7	1.6	6.2	5.8	6.9
BM&F Settlement Bank SA	**1.0**	**0.5**	**1.4**	**0.3**	405.6
Other operating revenues	**14.7**	**4.0**	**18.7**	**10.4**	80,2
Market data	7.3	2.5	9.8	6.7	46,7
Commodity classification fees	2.6	1.2	3.8	2.6	46.9
Other	4.9	0.3	5.2	1.2	346.2
Deductions	**(48.8)**	**(15.6)**	**(64.4)**	**(44.1)**	46.1
Transfer of fees—BOVESPA	(2.0)	(1.2)	(3.2)	(1.7)	91.2
PIS and COFINS taxes	(43.3)	(13.1)	(56.4)	(39.3)	43.5
ISS tax	(3.5)	(1.3)	(4.8)	(3.1)	54.1
Net revenue	**424.3**	**126.3**	**550.6**	**388.2**	41.8
Operating expenses	**(207.5)**	**(66.3)**	**(273.8)**	**(227.5)**	20.3
Administrative and general expenses					
Personnel expenses	(75.4)	(26.5)	(101.8)	(90.3)	12.7
Data processing	(57.4)	(16.8)	(74.2)	(51.0)	45.4
Depreciation and amortization	(12.4)	(3.2)	(15.6)	(15.5)	0.5
Outsourced services	(21.8)	(8.5)	(30.4)	(22.7)	34.0
Maintenance in general	(7.4)	(1.9)	(9.3)	(7.6)	22.1
Communications	(2.5)	(0.7)	(3.2)	(4.4)	(27.8
Leases	(2.4)	(0.8)	(3.3)	(2.5)	30.3
Supplies	(1.9)	(0.2)	(2.1)	(2.2)	(2.5)
Promotion and publicity	(9.5)	(2.4)	(11.9)	(12.8)	(7.5)
Taxes	(2.3)	(0.3)	(2.7)	(2.6)	1.6
Welfare	(1.2)	–	(1.2)	(1.2)	4.4
Directors' compensation	–	(1.6)	(1.6)	–	–
Other	(13.3)	(3.2)	(16.5)	(14.7)	12.6
Operating income	**216.8**	**60.0**	**276.8**	**160.6**	72.4
Financial income	**121.4**	**37.9**	**159.4**	**144.0**	10.7
Financial income	126.8	41.6	168.4	154.0	9.3
Taxes and contributions on financial investments	(0.1)	–	(0.1)	(1.6)	(91.1)
Financial expenses	(5.2)	(3.7)	(8.9)	(8.5)	5.1
Nonoperating income	**1.9**	**1.2**	**3.1**	**(3.3)**	N.A.
Nonoperating income	3.3	–	3.3	4.6	(27.7)
Nonoperating expenses	(1.5)	1.2	(0.3)	(8.0)	(96.4)
Net income before taxation on profit	**340.1**	**99.1**	**439.2**	**301.3**	45.8
Income and social contribution taxes	**(113.1)**	**(30.3)**	**(143.4)**	**(102.8)**	39.5
Provision for income tax	(83.1)	(22.3)	(105.4)	(75.6)	39.4
Provision for social contribution payable	(29.9)	(8.0)	(38.0)	(27.2)	39.4
Minority interest	**(2.1)**	**(0.5)**	**(2.6)**	**(1.3)**	106.9
Net income for the period	**225.0**	**68.3**	**293.3**	**197.2**	48.7
EBITDA	**229.2**	**63.2**	**292.4**	**176.1**	66.1



ACCOUNTING ADJUSTMENTS TO OBTAIN PRO FORMA FINANCIAL STATEMENTS

The unaudited pro forma consolidated financial statements were prepared based on audited and revised financial statements. Therefore, although the pro forma consolidated financial statements are not audited, the historical financial statements that generated the pro forma consolidated financial statements were properly audited and revised by KPMG Auditores Independentes.
The main tax and operational effects resulting from demutualization, as of October 1, 2007, are summarized below.

Termination of operational enhancement programs for members
The operational enhancement programs for former members, as well as transfers of revenue to institutional funds, were eliminated. Through the operational enhancement programs, a substantial portion of the revenue was allocated to support and foster the intermediation activities conducted by former members. As a result of demutualization, these programs were eliminated, resulting in a significant increase in net revenue.

PIS, COFINS and ISS taxes
After demutualization, and beginning on October 1, 2007, BM&F revenue became subject to the payment of PIS and COFINS, while the revenue originating from certain services rendered became subject to the payment of ISS. According to the decision of the Board of Directors, the fees charged for the utilization of trading, registration and settlement services were increased as of October 1, 2007, in order to offset the effects of the new tax system.

Income tax and social contribution
As a result of the new taxation regime, BM&F SA became subject to income tax and social contribution at the rates of 25% and 9%, respectively, calculated on our taxable income through the actual profit taxation system. Before demutualization, income tax was only withheld at source on the financial income and recorded as an expense in the "taxes and contributions on financial investments" line in the historical consolidated financial statements, at rates ranging between 15% and 22.5% depending on the term of investments. After demutualization, BM&F SA has become able to offset withheld income tax on financial income with income tax and social contribution calculated on the actual profit system.

ANALYSIS OF THE 2007 ECONOMIC AND FINANCIAL PERFORMANCE

Gross operating revenues
BM&F SA operating revenues increased by 42.3%, or BRL182.7 million, from BRL432.3 million to BRL615 million. The major factors behind this growth were:

(a) A 50.9% increase in the average daily volume of derivatives traded and settled in the BM&F SA systems, which grew from 1,152,734 contracts traded per day in 2006 to 1,740,261 in 2007. This growth was partially offset by a fall in the average fee per contract, from BRL1.40/contract in 2006 to BRL1.32/contract in 2007. Considering that the increase in the number of contracts traded more than offset the decrease in the average fee per contract, the revenues from derivatives grew 42.3%, or BRL168.3 million, from BRL398 million to BRL566.3 million.

(b) A 42.7% growth in the average daily financial volume of the Foreign Exchange Clearinghouse, which grew from BRL3,853.7 million per day in 2006 to BRL5,497.3 million in 2007. This larger volume increased the revenues from FX transactions by 26.8%, or BRL4.5 million, from BRL16.8 million to BRL21.3 million.

(c) A broader user base at the BM&F Settlement Bank SA, together with an expansion in the range of services it renders. This is particularly true after the BM&F demutualization, when several market

participants could use its services, to which they had no access before. This made the revenues of the BM&F Settlement Bank SA increase from BRL0.3 million to BRL1.4 million.

(d) A 46.7% increase in market data vending revenues, or BRL3.1 million, from BRL6.7 million to BRL9.8 million, was achieved. This was notably the result of the increased number of terminals installed in Brazil and abroad and of companies that were authorized to broadcast BM&F SA market data, which grew from 25 to 31.

(e) A growth in other operating revenues, from BRL1.2 million to BRL5.2 million. This was due to favorable court decisions to BM&F SA and also to the reversal of provisions for contingencies.

Deductions
Income deductions grew 46.1%, or BRL20.3 million, from BRL44.1 million to BRL64.4 million. This is basically due to the taxation—PIS, COFINS and ISS taxes—to which BM&F SA operating revenues are subject.

Net revenue
As a result of the foregoing, the BM&F SA net revenue grew 41.8%, or BRL162.4 million, from BRL388.2 million to BRL550.6 million.

Operating expenses
BM&F SA operating expenses were increased by 20.3%, or BRL46.3 million, from BRL227.5 million to BRL273.8 million. This was mostly due to:

(a) A 12.8% increase in personnel expenses, or BRL11.5 million, from BRL90.3 million to BRL101.8 million. This was primarily due to an increase in staff from 530 on December 31, 2006, to 565 on December 31, 2007, in addition to an increase in salaries as a result of the renegotiation of the annual collective bargaining in August 2006.

(b) A 45.4% increase in data processing expenses, or BRL23.2 million, from BRL51 million to BRL74.2 million. The increase in expenses for technology derived principally from expenditures for modernization of the technology structure, maintenance of mainframe-related software and investments in the development of software for the new electronic trading platform. A portion of our expenditures and investments in software and other investments related to the technology area was recorded as expenses on the financial statements;

(c) A 34% increase in third party services, or BRL7.7 million, from BRL22.7 million to BRL30.4 million. Expenses from third party services include fees of legal counsel, auditors, consulting firms and others. demutualization and IPO processes contributed to an increase in expenses from these services. Enhancing internal financial control systems also required hiring a specialized consulting company, contributing to an increase in these expenses.

Operating income
As a result of the foregoing, BM&F SA operating income grew 72.3%, or BEL116.2 million, from BRL160.6 million to BRL276.8 million. The operating margin was up 21.5%, from 41.4% to 50.3%.

Financial income
Financial income grew 10.7%, or BRL15.4 million, from BRL144 million to BRL159.4 million. The funds available for short-term financial investments derive from the results of operations and also from collateral pledged in cash by the Clearinghouse participants. For accounting purposes, this collateral is included on the balance sheet both as current assets and current liabilities. In 2006, the average balance available for short-term financial investment was BRL1,023.6 million, of which BRL1,011 million corresponded to BM&F SA own funds and BRL192.6 corresponded to cash collateral. The average CDI rate was 15% per annum. In 2007, the average balance available for short-term financial investments was BRL1,360.2



million, of which BRL1,132.6 million corresponded to BM&F SA own funds and BRL227.6 million corresponded to collateral in cash pledged by third parties. In 2007, the average CDI rate was 11.8% per annum.
Financial income increased 9.3%, or BRL14.4 million, from BRL154 million to BRL168.4 million. Taxes paid on short-term financial investments reduced 91.1%, or BRL1.5 million, from BRL1.6 million to BRL0.1 million, primarily due to adjustments to the provisions for payment of income tax, in accordance with the Brazilian tax system, where tax rates decrease according to the term of maturity of the investments.

Nonoperating income
Nonoperating income increased BRL6.4 million, from a negative BRL3.3 million to a positive income of BRL3.1 million. In 2006, a BRL5.5 million provision was recorded for the repurchase of access permits to the trading floor from former members. This was a nonrecurring event and, therefore, was not present in 2007, thus causing the nonoperating income to increase.

Net income before taxation on profit
As a result of the foregoing, net income before taxation on profit grew 45.8%, or BRL137.9 million, from BRL301.3 million to BRL439.2 million.

Provision for income tax and social contribution
Considering the change verified in net income before taxation on profit, provision for income tax and social contribution increased at the same proportion between the end of the fiscal years of 2006 and 2007, or 39.5%, from BRL102.8 million to BRL143.4 million.

Minority interest
Minority interest grew 106.9%, or BRL1.3 million, from BRL1.3 million to BRL2.6 million. This performance resulted mainly from an increase in the earnings the Brazilian Commodities Exchange, 50.1% of which is controlled by BM&F SA.

Net income
Net income grew 48.7%, or BRL96 million, from BRL197.2 million to B RL293.3 million. The net income margin was up 2.5%, from 50.8% to 53.3%.

EBITDA
EBITDA is a measure for net income adjusted by depreciation and amortization expenses, net financial results and income and social contribution taxes. EBITDA is not a measurement recognized under the accounting practices adopted in Brazil. . EBITDA should not be considered as an alternative to cash flow as an indicator of liquidity or as an alternative to net income or loss as an indicator of operating performance. EBITDA does not have standardized meanings and may not be comparable to similarly-titled measures as used by other companies.
BM&F SA EBITDA increased 66.1%, or BRL116.3 million, from BRL176.1 million in 2006 to BRL292.4 million in 2007. EBITDA margin grew 11.7%, from 45.4% to 53.1%.

PROSPECTIVE DEVELOPMENTS

BM&F SA is in the process of finalizing the development of a new electronic trading platform for exchange traded-derivatives (futures and options) in accordance with world-class international technology standards. The major advantages of the new platform are cost reduction and increased connectivity, which will allow for the linkage of trading systems and computer-based trading strategies.

As the recent advances in the application of information technology in the international securities and derivatives markets attest to, electronic means of communication will lead BM&F SA business to a strong and sustained growth. The new platform will also allow new services to be implemented, the



highlight being the order routing agreement signed with the CME Group, whose Globex network, with 100,000 terminals, will help distribute BM&F SA products worldwide.

The FX Clearinghouse plans to initiate spot US Dollar transactions through the electronic system and introduce trading in Euro.

In 2008, BM&F will try to avail itself of the good liquidity expansion momentum occurred in 2007 to boost initiatives towards major market participants, through the launch of the following products:

- Sovereign credit default swaps;
- Futures on the Brazilian Real/Japanese Yen exchange rate;
- Nonstandardized derivatives (DNP);
- Metal forwards;
- Currency forwards;
- Flexible options on the Real/Euro exchange rate;
- Mini spot gold;
- Carbon trading (in partnership with the São Paulo State Government);
- New corn futures and basis price contracts;
- New export cotton futures contract;
- Brazilian commodity index;
- Improvements in the coffee futures market;
- Reassessment of the fee structure for classification services and transactions.



CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2007

BRL million

Assets		Liabilities	
Current assets	**1,609.9**	**Current liabilities**	**679.6**
Cash and cash equivalents	1,387.8	Collateral from transactions	404.7
Financial investments	144.1	Suppliers	11.1
Accounts receivable	14.0	Provision for taxes and contributions payable	41.1
Other credits	58.8	Salaries and social security charges	13.1
Allowance for doubtful accounts	0.0	Other accounts payable	209.7
Prepaid expenses	5.2		
		Noncurrent liabilities	99.7
Noncurrent assets	**382.1**		
		Long-term liabilities	
Long-term assets		Provision for contingencies	99.4
Financial investments	348.6	Other accounts payable	0.4
Other credits	15.0		
Allowance for doubtful accounts	(6.4)		
Judicial deposits	24.3	**Minority interest**	14.3
Prepaid expenses	0.6		
Permanent assets	**140.9**	**Net Worth**	1,339.3
		Capital	909.7
Investments	**14.4**	Revaluation reserve	24.7
Interest in subsidiaries	0.0	Legal reserve	3.5
Other investments	14.4	Bylaws reserve	401.4
Fixed assets	**126.5**		
Property for use	140.9		
Equipment and facilities	105.3		
Other	32.1		
Accumulated depreciation	(151.8)		
Deferred charges	**0.1**		
Total assets	**2,133.0**	**Total liabilities**	**2,133.0**



This release may contain forward-looking statements concerning business outlook, estimates of operating and financial results and growth projections of BM&F. Such statements are based exclusively on the expectations of the management of BM&F about the future of the business and its continuing ability to access capital markets to finance the Company's business plan. Such future considerations are highly sensitive to changes in the capital markets, governmental and regulatory rules, the competitive landscape and other factors related to the sector and the Brazilian economy, including the other risk factors highlighted in documents previously filed by BM&F, and are, therefore, subject to change without notice.

END